Form 20-F
period 2019-12-31
ASLAN Pharmaceuticals Ltd
filed 2020-04-16
CIK 1722926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38475

ASLAN Pharmaceuticals Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

83 Clemenceau Avenue #12-03 UE Square

Singapore 239920

(address of principal executive offices)

Carl Firth

Chief Executive Officer

ASLAN Pharmaceuticals Limited

83 Clemenceau Avenue #12-03 UE Square

Singapore 239920

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing five ordinary shares, par value NT$10 per ordinary share	ASLN	The Nasdaq Global Market
Ordinary shares, par value NT$10 per share *	6497	The Nasdaq Global Market *

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

Ordinary shares, par value NT$10 per share: 189,954,970 as of December 31, 2019

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

Our functional currency is the U.S. dollar. Unless otherwise specified, all monetary amounts presented are in U.S. dollars. All references in this Annual Report to “$” mean U.S. dollars, all references in this Annual Report to “NT$” mean New Taiwan dollars, the legal currency of the Republic of China (ROC), and all references in this Annual Report to “SG$” mean Singapore dollars, the legal currency of Singapore. No representation is made that the New Taiwan dollar amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from financial statements not included in this Annual Report on Form 20-F. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	Year ended December 31,
	2016	2017	2018	2019
	(in thousands, except share and per share data)
Selected Consolidated Statement of Comprehensive Loss Data:
Net revenues	11,547	—	—	3,000
Cost of revenues	(125)	—	—	(407)
Operating expenses
General and administrative expenses	(6,956)	(8,759)	(10,514)	(8,512)
Research and development expenses	(13,165)	(30,381)	(31,834)	(16,587)
Total operating expenses	(20,121)	(39,140)	(42,348)	(25,099)
Other operating income and expenses	—	—	—	(23,073)
Loss from operations	(8,699)	(39,140)	(42,348)	(45,579)
Non-operating income and expenses
Interest income	47	363	268	151
Other income	—	—	187	—
Other gains and losses	127	(698)	213	(328)
Finance costs	(524)	(417)	(492)	(902)
Total non-operating income and expenses	(350)	(752)	177	(1,079)
Loss before income tax	(9,049)	(39,892)	(42,171)	(46,658)
Income tax expense	—	—	(14)	(408)
Net loss	(9,049)	(39,892)	(42,186)	(47,066)
Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	—	—	—	(55)
Total comprehensive loss	(9,049)	(39,892)	(42,186)	(47,121)
Net loss attributable to:
Stockholders of the parent	(9,049)	(39,892)	(42,186)	(47,016)
Non-controlling interests	—	—	—	(50)
	(9,049)	(39,892)	(42,186)	(47,066)
Total comprehensive loss attributable to:
Stockholders of the parent	(9,049)	(39,892)	(42,186)	(47,071)
Non-controlling interests	—	—	—	(50)
	(9,049)	(39,892)	(42,186)	(47,121)
Weighted-Average shares used in calculating net loss per ordinary shares, basic	105,027,040	124,424,960	149,739,242	162,392,602
Net loss per share, basic	(0.09)	(0.32)	(0.28)	(0.29)

	As of December 31,
	2016	2017	2018	2019
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,737	$50,573	$28,909	$22,203
Total assets	53,715	51,334	52,881	23,350
Total current liabilities	3,804	5,979	7,998	5,383
Total non-current liabilities	8,336	9,841	14,264	18,570
Capital stock - Ordinary shares	36,710	41,514	51,627	61,367
Total equity	41,575	35,513	30,618	(603)
Number of shares issued	115,670,940	130,128,940	160,248,940	189,954,970

B.	Capitalization and indebtedness.

Not applicable

C.	Reasons for the offer and use of proceeds.

Not applicable

D.	Risk factors.

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

We are a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred significant net losses in each year since our inception, including net losses of $39.9 million, $42.2 million and $47.1 million for fiscal years 2017, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $179.5 million.

We have devoted substantially all our financial resources to developing our product candidates and targeted discovery work, including preclinical development activities and clinical trials. We expect to continue to incur substantial expenses, losses and negative cash flows as we expand our development activities and advance our clinical programs, particularly with respect to our planned clinical development for ASLAN004. If our product candidates are not successfully developed or commercialized, including because of a lack of capital, or if we do not generate enough revenue following marketing approval, we will not achieve profitability and our business may fail. Even if we successfully obtain regulatory approval to market our product candidates in the United States and Europe, our revenue will also be heavily dependent upon the size of the markets outside of the United States and Europe, in particular China and Japan, as well as our ability to obtain market approval and achieve commercial success in those markets.

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive and we have consumed substantial amounts of capital since inception. To date, we have financed our operations through government subsidies and grants, collaboration payments and the sale of equity securities and convertible debt. We will need substantial additional financing to continue our operations and do not expect revenues from product sales or potential licensing transactions to be sufficient to offset our development expenses as we advance our clinical programs.

As of December 31, 2019, we had cash and cash equivalents of $22.2 million. As we are in the clinical research and development phase, we will be seeking future funding based on the requirements of our business operations. We intend to explore various means of fundraising to meet our funding requirements to carry out our business operations, such as offerings of ADSs, follow-on offerings of ordinary shares, venture debt and shareholder loans. We may also use other means of financing such as out-licensing to generate revenue and cash. We have the ability to exercise discretion and flexibility to deploy our capital resources used in research and development activities according to the amount and timing of our financing activities. Accordingly, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements and meet our obligations for at least the next twelve months from December 31, 2019. However, our future viability depends on our ability to raise additional capital to finance our operations. Regardless of our expectations as to how long our existing cash and cash equivalents will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. We may also incur expenses as we create additional infrastructure to support our planned commercialization efforts and our operations as a U.S. public company. In any event, we will require additional capital prior to completing pivotal studies of, filing for regulatory approval for, or commercializing ASLAN004 or ASLAN003, or any of our other preclinical product candidates.

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

Risks Related to Clinical Development and Regulatory Approval

We are heavily dependent on the success of ASLAN004 and our other product candidates. We cannot give any assurance that any of our product candidates will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our product candidates. Any delay or setback in the development of any of our product candidates, could adversely affect our business and cause the price of our ADSs or ordinary shares to decline. Should our planned clinical development of our more advanced product candidates fail to be completed in a timely manner or at all, we will need to rely on our other product candidates, which will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for our product candidates will be completed in a timely manner in our planned indications, or at all, or that we will be able to obtain approval for any of our product candidates from the U.S. FDA, the Chinese National Medical Products Administration, or NMPA (formerly China Food and Drug Administration), or any comparable foreign regulatory authority.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have never completed a pivotal clinical trial for our product candidates or submitted a New Drug Application (NDA) or a Biologics License Application (BLA) to the U.S. FDA or similar drug approval filings to comparable foreign authorities.

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

If any product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business may be materially harmed. For example, if the results of our ongoing Phase 1 clinical trial of ASLAN004 in atopic dermatitis, or any other clinical trials for our product candidates, demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of these product candidates, as well the price of our ADSs and ordinary shares and our ability to create shareholder value would be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the dropout rate among clinical trial participants. For example, we could be required to use a primary endpoint in our pivotal trials that is different from endpoints in our Phase 2 clinical trials, which could result in negative or less compelling efficacy results in pivotal trials despite promising results in Phase 2 clinical trials. We do not know whether any future clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

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

We may experience delays in clinical trials of our product candidates. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients, or be completed on schedule, if at all. Our clinical trials can be delayed for a variety of reasons, including:

•	Inability to raise funding necessary to initiate or continue a trial;
•	Delays in obtaining regulatory approval to commence a trial;
•	Delays in reaching agreement with the U.S. FDA, NMPA or other regulatory authorities on final trial design;
•	Imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial or manufacturing sites by the U.S. FDA, NMPA or other regulatory authorities;
•	Delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites;
•	Delays in obtaining required institutional review board, or IRB, approval at each site;
•	Delays in recruiting suitable patients to participate in a trial;
•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	Clinical sites dropping out of a trial to the detriment of enrollment;
•	Time required to add new clinical sites;
•	Delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials; or
•	Disruptions caused by man-made or natural disasters or public health pandemics or epidemics or other business interruptions, including, for example, the recent outbreak of COVID-19.

For example, we recently announced that recruitment of new patients into our multiple ascending dose (MAD) clinical trial of ASLAN004 in moderate-to-severe atopic dermatitis has been paused in light of recently imposed government restrictions in Singapore to contain the spread of COVID-19. We intend to resume screening as soon as government restrictions are lifted and we are taking steps to open sites in Australia to accelerate recruitment.

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

Adverse events (AEs) caused by our product candidates or other potentially harmful characteristics of our product candidates could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval.

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

The time required to obtain approval by the U.S. FDA, NMPA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our Phase 1 clinical trials of ASLAN004 in atopic dermatitis will be sufficient to allow subsequent development or that the U.S. FDA or comparable foreign regulatory authorities will not require additional or different clinical trials prior to subsequent development of ASLAN004 or that the required primary endpoints in subsequent pivotal trials or other clinical trials will not be different than those in Phase 2 clinical trials.

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

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, registration, production, distribution, packaging, labelling, storage and shipment, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. In order to commercialize our product candidates and manufacture and distribute pharmaceutical products in China, we are required to:

•

Obtain a pharmaceutical manufacturing permit and good manufacturing practices (cGMP) certificate for each production facility from the NMPA and its relevant branches for trading and distribution of drugs not manufactured by the drug registration certificate holder;

•	Obtain a drug registration certificate, which includes a drug approval number, from the NMPA for each drug manufactured by us;
•	Obtain a pharmaceutical distribution permit and good supply practice (GSP) certificate from the NMPA and its relevant branches; and
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

The regulatory framework governing the pharmaceutical industry in China is subject to change and amendment from time to time. The Chinese government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective to expand basic medical insurance coverage and improve the quality and reliability of healthcare services. The specific regulatory changes under the reform still remain uncertain. The measures may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

Although we have obtained orphan drug designation for ASLAN003 in acute myeloid leukaemia (AML), and for varlitinib in gastric cancer and cholangiocarcinoma, a form of biliary tract cancer, in the United States, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the U.S. FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. We have obtained orphan drug designation from the U.S. FDA for ASLAN003 in AML. We have also obtained orphan drug designation for varlitinib in gastric cancer and cholangiocarcinoma from the U.S. FDA, as well as for varlitinib in biliary tract cancer from the Ministry of Food and Drug Safety in South Korea. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the U.S. FDA from approving another marketing application for the same molecule for the same indication for that time period. We can provide no assurance that another drug will not receive marketing approval prior to our product candidates. The applicable period is seven years in the United States and ten years in Japan and the European Union. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the U.S. FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the U.S. FDA can subsequently approve another drug for the same condition before the expiration of the seven year exclusivity period if the U.S. FDA, concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

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

If we fail to develop, acquire or in-license other product candidates or products, or other necessary intellectual property, our business and prospects will be limited.

Our long-term growth strategy is to develop, acquire or in-license and commercialize a portfolio of product candidates, including any related intellectual property, in addition to ASLAN004 and our other existing product candidates. Identifying, selecting and acquiring or licensing promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual development, acquisition or license of a particular product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. If we are unable to obtain a license to any third-party intellectual property that is necessary to develop and commercialize any of our product candidates, we may have to abandon development or commercialization of such product candidates. Even if we are able to obtain such license, we cannot guarantee that such license will be available on commercially reasonable terms or exclusive. If we are unable to add additional product candidates to our pipeline, our long-term business and prospects will be limited.

Licensing assets from third parties involves technical and scientific due diligence to assess the opportunity, the strength of the intellectual property protection for the asset and the ability to commercialize the asset. This due diligence is usually conducted over a relatively short period of time. It can be difficult to identify all the issues relevant to the assessment. Failure to identify all the relevant issues can impact negatively on the value of the asset. If we are not able to adequately assess the value of an asset that we license from third parties, our ability to realize the full value of our products may be harmed.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to conduct our preclinical studies and clinical trials, including investigator-initiated studies sponsored by the investigator’s institution, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with U.S. FDA laws and regulations regarding current good clinical practice (cGCP) which are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Council for Harmonization (ICH) guidelines for all of our products in clinical development. Regulatory authorities enforce cGCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable cGCP, the clinical data generated in our clinical trials may be deemed unreliable and the U.S. FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our U.S. clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, portions of the clinical trials for our product candidates are expected to be conducted at various locations great distances from where our principal operations are located in Singapore, which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including cGCP. Failure to comply with applicable regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

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

As of December 31, 2019, we had 23 full-time employees. In the future we may expand our employee base to increase our managerial, scientific, clinical, operational, financial and other resources, to add a sales and marketing function and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

The terms of our loan agreements place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

In connection with the license agreement with CSL Limited (CSL) related to ASLAN004, in May 2014 we entered into a loan agreement with CSL Finance Pty Ltd (CSL Finance) pursuant to which CSL Finance agreed to provide a ten-year facility for $4.5 million (CSL Facility). Borrowings under the CSL Facility are unsecured and can be used to reimburse a portion of eligible invoices for certain research and development costs or expenses incurred by us in connection with developing ASLAN004 and approved by CSL Finance at each drawdown period. In addition, we are required to mandatorily prepay amounts outstanding if we receive any income or revenue in connection with the commercialization or out-licensing of any intellectual property rights (other than under the license agreement with CSL Limited related to ASLAN004), in which case we are required to apply at least a low double digit percentage of such income or revenue against any amounts then-outstanding under the CSL Facility. Under the CSL Facility, we are subject to customary reporting and restrictive covenants. If an event of default occurs, CSL Finance can terminate the commitment under the CSL Facility and accelerate all amounts outstanding.

In September, October and November 2019, we entered into a series of loan facilities with certain of our directors, existing stockholders or affiliates thereof, and others, for an aggregate loan amount of $3.25 million (the September 2019 facility referred to herein as the Convertible Loan Facility and the remaining facilities referred to herein collectively as the October/November 2019 Loan Facility). Each loan facility has a two-year term with a 10% interest rate per annum, commencing upon the date we draw down on such facility. Under the October/November 2019 Loan Facility, in the event that we raise net proceeds of more than $22.5 million in a financing transaction during the loan term, we will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such financing transaction. The October/November 2019 Loan Facility further provides that, during the time that any amount is outstanding thereunder, we will not (i) incur any finance debt which is secured by a security interest or (ii) carry out or implement any merger, consolidation, reorganization (other than our solvent reorganization), recapitalization, reincorporation, share dividend or other changes in our capital structure which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default, the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

If we are liquidated, the rights of our lenders to repayment would be senior to the rights of the holders of our ordinary shares to receive any proceeds from the liquidation. Any declaration by our lenders of an event of default could significantly harm our business and prospects and could cause the price of our ordinary shares to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We may face potential product liability, and, if successful claims are brought against us, we may incur substantial liability.

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

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, public health pandemics or epidemics (including, for example, the recent outbreak of COVID-19), terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. Furthermore, we do not have formal internal disaster recovery procedures. If our systems experience a disaster or are otherwise unavailable, we may not be able to operate our business, which could have a material adverse effect on our financial conditions, reputation or business prospects. For instance, the loss of preclinical study or clinical trial data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. In addition, theft or other exposure of data may interfere with our ability to protect our intellectual property, trade secrets, and other information critical to our operations. We can provide no assurances that certain sensitive and proprietary information relating to one or more of our product candidates has not been, or will not in the future be, compromised. There can be no assurances we will not experience unauthorized intrusions into our computer systems, or those of our CROs and other contractors and consultants, that we will successfully detect future unauthorized intrusions in a timely manner, or that future unauthorized intrusions will not result in material adverse effects on our financial condition, reputation, or business prospects.

Certain data breaches must also be reported to affected individuals and the government, and in some cases to the media, under provisions of the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA) as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union General Data Protection Regulation, and financial penalties may also apply.

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

Our operations could be subject to natural disasters, health pandemics or epidemics and other business disruptions, which could have a material adverse effect on our business, results of operation and financial condition.

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

Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations, or materially affect our operations globally and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, influenza A (H1N1), avian influenza (H7N9), severe acute respiratory syndrome (SARS). COVID-19 was recently declared by the World Health Organization as a global pandemic, and is resulting in travel and other restrictions to reduce the spread of the disease. As a result of these recent developments, we have implemented work-from-home policies for most of our employees. The effects of local shelter-in-place orders, government-imposed quarantines and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in Asia, or the availability or cost of materials, which would disrupt our supply chain. In particular, some of our contract manufacturers or other third-party manufacturers that we use to supply our product candidates are located in China, where the COVID-19 outbreak was first reported and where there have been government-imposed quarantines. While many of these materials may be obtained by more than one supplier, including suppliers outside of China, port closures and other restrictions resulting from the coronavirus outbreak in the region may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates.

In addition, our clinical trials are likely to be affected by the recent COVID-19 outbreak. Site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 outbreak, and some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, could be delayed or disrupted, which would adversely impact our clinical trial operations. For example, we recently announced that recruitment of new patients into our MAD clinical trial of ASLAN004 in moderate-to-severe atopic dermatitis has been paused in light of recently imposed government restrictions in Singapore to contain the spread of COVID-19. We intend to resume screening as soon as government restrictions are lifted and we are taking steps to open sites in Australia to accelerate recruitment.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic, may be difficult to assess or predict, it is currently resulting in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the recent COVID-19 outbreak or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

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
•

Disruptions on us or our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely resulting from the impact of public health epidemics or pandemics (including, for example, the recent outbreak of COVID-19); and

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

We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing, and cross-border transfer of personal information and our data privacy and security practices.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee, personal and patient data. We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the different jurisdictions in which we operate, including comprehensive regulatory systems in the U.S. and Europe. Legal requirements relating to the collection, storage, handling, and transfer of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition and results of operations.

The collection and use of personal data in the European Union are governed by the General Data Protection Regulation (GDPR). The GDPR imposes stringent requirements for controllers and processors of personal data, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

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

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we may be in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. If we fail to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, and regulatory penalties. In the United States, notice of breaches must be made to affected individuals, the U.S. Secretary of the Department of Health and Human Services (HHS) and for extensive breaches, notice may need to be made to the media or U.S. state attorneys general. Such a notice could harm our reputation and our ability to compete. The HHS has the discretion to impose penalties without attempting to resolve violations through informal means. In addition, U.S. state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented security measures to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our current product candidates or any future product candidates which we may develop, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection, confidentiality agreements and proprietary know-how, and intend to seek marketing exclusivity for any approved product, in order to protect the intellectual property related to product candidates. The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions, is highly uncertain, and has, in the recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries for a number of reasons, including because of a finding of lack of novelty or that the claimed inventions are already in the public domain. If this were to occur, early competition from third parties could be expected against our product candidates.

Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being invalidated, rendered unenforceable, narrowed or deemed as not infringing. Also, a third party may challenge our ownership of patents and patent applications assigned to us, or may challenge our exclusive rights to patents and patent applications that we license from third parties. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from circumventing our patents by developing products similar to or competing with our product candidates. If the patent applications we hold with respect to our other product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop them, and threaten our ability to commercialize any resulting products. We cannot offer any assurances about which, if any, applications will issue as patents or whether any issued patents will be found not invalid and not unenforceable or will go unthreatened by third parties. In addition, due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, patent applications by third parties can result in an interference proceeding in the United States being invoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications or patents.

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

Moreover, some of our owned patents and patent applications are, and may in the future be, co-owned with third parties. For example, under our license agreement with CSL, we and CSL co-own certain intellectual property that we jointly developed prior to the completion of the recent single ascending dose clinical trial. While we currently have an exclusive license to CSL’s rights under such co-owned intellectual property, if we are unable to maintain such exclusive license, or if we are unable to obtain and maintain an exclusive license to any of our other third-party co-owners’ rights under any intellectual property that we co-own, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug development process that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors, and other third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches Furthermore, we cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

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

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. If we are unable to block the commercialization of these products, these products may erode our commercial position in the market place.

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

We are heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates. Accordingly, we are party to a number of technology licenses that are important to our business and expect to enter into additional licenses in the future. For example, our rights to ASLAN004 are the subject of an exclusive license agreement with CSL. If we fail to comply with our obligations under our agreement with CSL (including, among other things, if we fail to develop and commercialize ASLAN004 in a proper, efficient, skillful, diligent and competent manner) or our other license agreements, or we are subject to insolvency or liquidation, our licensors may have the right to terminate the license.

In addition, under our agreement with CSL, in the event of a change of control, we are required to receive CSL’s prior consent to engage in such a transaction if the change of control, in CSL’s reasonable opinion, adversely affects our ability to carry out the development of ASLAN004 or would damage CSL’s reputation. A breach of this obligation may result in termination of the license. In the event that any of our important technology licenses were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or we could lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs, which would likely cause us to cease further development of the related program, including ASLAN004. Furthermore, under certain of our collaboration agreements, our licensors may retain the right to grant non-exclusive licenses to the licensed patents and technology to other academic or research institutions for non-commercial research purposes, in which case we would not have exclusive rights to such licensed patents and technologies.

Our technology agreements under which we currently license intellectual property or technology to and from third parties are complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement or decrease the third party’s financial or other obligations under the relevant agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	The scope of rights granted under the license agreement and other interpretation-related issues;
•	The extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	The sublicensing of patent and other rights under our existing collaborative development relationships and any collaboration relationships we might enter into in the future;
•	Our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	The inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current and future licensors and us; and
•	The priority of invention of patented technology.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described elsewhere under “Risks Related to Our Intellectual Property.” If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexamination, post-grant review, inter partes review, and derivation proceedings before the U.S. Patent and Trademark Office (USPTO) and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Numerous U.S. and foreign issued patents and pending patent applications which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we or our product candidates are infringing, misappropriating or otherwise violating their intellectual property without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe.

In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any drug substance formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents, which may not be available on commercially reasonable terms or at all, or until such patents are invalidated or expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate formulation or use unless we obtain a license, which may not be available on commercially reasonable terms or at all, or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making intellectual property claims against us may request and/or obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority, or non-infringement. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical trial supplies or allow commercialization of our product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, may narrow the scope of our or our licensor’s patents, or may refuse to stop the defendant from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (Leahy-Smith Act), could increase those uncertainties and costs. The Leahy-Smith Act includes provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. In addition, assuming that other requirements for patentability are met, prior to March 15, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

In addition, as licensees we may not be responsible for or have control over the prosecution or enforceability of our licensed patents. In such cases, we have to rely on the licensor to comply with the requisite obligations of the patent offices, including the duty of disclosure, filing assignments, etc. We cannot guarantee that our licensed patents and patent applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. As licensees, we may not be in a position to assess if these duties have been complied with or have the ability to complete these duties on behalf of the licensor. Failure by our licensors to comply with such duties may affect the enforceability of the patent rights, narrow the scope of our patent protection and, more generally, could affect the value of our patent rights. If our patent protection is reduced or eliminated, we may not be able to prevent our competitors or other third parties from developing or commercializing products similar to ours and may be required to cease development of our product candidates, which could have a material adverse effect on our business.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. Similar issues apply in the patent legal systems of other key markets such as the European Union. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals, and work with consultants or independent contractors, who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information, including trade secrets, of any such individual’s former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

In addition, while it is our policy to require our employees, consultants and independent contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing (and may require further action), or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

Others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

•

We, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	We, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•	It is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;
•	Issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•

Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	We may not develop additional proprietary technologies that are patentable;
•	The patents of others may harm our business; and
•	We may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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
•

Acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment and also the willingness of physicians to prescribe a drug based on an active pharmaceutical ingredient (API) that is less familiar to them than other drug APIs;

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

We have never, as an organization, commercialized a product and there is no guarantee that we will be able to do so successfully. We will need to establish a commercial team and hire sales forces in the geographies where we are permitted and intend to market our drugs. We will also need to develop a marketing team and strategy in order to successfully market and sell our product candidates, which will require significant time and resources and the development of our ability to market and sell our product and generate revenues from our product candidates may be delayed or limited. We cannot assure you that our sales efforts will be effective or produce the results we expect. We will be competing with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. Further, we may face difficulties or delays in obtaining and maintaining the required licenses and permits to sell our product candidates in individual states and jurisdictions. If the commercialization of any of our product candidates is unsuccessful or perceived as disappointing, the price of our ADSs could decline significantly and the long-term success of the product and our company could be harmed.

We may also seek to establish collaborations with pharmaceutical companies to maximize the potential of our products in other markets. For example, we are conducting a Phase 1 clinical trial to develop ASLAN004 as a treatment for atopic dermatitis, and, in the future, we may seek a global partner to support Phase 3 clinical trials and potential commercialization. We may not be successful in establishing development and commercialization collaborations which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

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

If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise (including, for example, any disruptions caused by the recent outbreak of COVID-19), we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, clinical trials. We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates must be approved by the U.S. FDA, NMPA or other regulators pursuant to inspections. While we work closely with our third-party manufacturers on the manufacturing process for our product candidates, including quality audits, we generally do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements and for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the U.S. FDA, NMPA or other regulators, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the U.S. FDA, NMPA or other regulators do not approve these facilities for the manufacture of our product candidates or if they withdraw any such approval in the future, we may need to find alternative manufacturing facilities, which could take several years and would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our Asia based development platform, knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from multinational pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, universities and other research institutions worldwide. For example, there are several therapies currently in clinical development for atopic dermatitis, including lebrikizumab being developed by Dermira, Inc./Eli Lilly and Company, and tralokinumab being developed by Leo Pharma A/S. In addition, dupilumab, developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc., is approved for the treatment of moderate-to-severe atopic dermatitis and moderate-to-severe asthma.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively PPACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There remain judicial and Congressional challenges to certain aspects of PPACA, as well as efforts by the Trump administration to repeal or replace certain aspects of PPACA. Since January 2017, President Trump has signed Executive Orders and other directives designed to delay the implementation of certain provisions of PPACA or otherwise circumvent some of the requirements for health insurance mandated by PPACA. In addition, The Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS), published a final rule to give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA marketplaces. Further, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (Tax Act) includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the

PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018 (BBA) among other things, amended the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a new final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texasr (Texas District Court Judge) ruled that the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the PPACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the PPACA will impact the PPACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by U.S. Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for the year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

In China, the Ministry of Human Resources and Social Security of China or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from China’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List (NRDL), or provincial or local medical insurance catalogues for the National Medical Insurance Program regularly, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. These determinations are made based on a number of factors, including price and efficacy.

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

The U.S. federal false claims laws, including the False Claims Act (FCA) and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

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

The Physician Payments Sunshine Act, enacted as part of PPACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We engage third-party investigators, CROs, and other consultants to design and perform preclinical studies of our product candidates, and will do the same for any clinical trials. Also, once a product candidate has been approved and commercialized, we may engage third-party intermediaries to promote and sell our products abroad and/ or to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, collaborators, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

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

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The recent outbreak of COVID-19, for example, has negatively affected the stock market and investor sentiment and has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	Positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•	Technological innovations or commercial product introductions by us or competitors;
•	Changes in government regulations;
•	Changes in the structure of healthcare payment systems;
•	Developments concerning proprietary rights, including patents and litigation matters;
•	Public concern relating to the commercial value or safety of our product candidates;
•	Financing, collaborations or other corporate transactions;
•	Publication of research reports or comments by securities or industry analysts;
•	General market conditions in the pharmaceutical industry or in the economy as a whole;
•	The loss of any of our key scientific or senior management personnel;
•	The perceived values of our ordinary shares trading on the Taipei Exchange (TPEx) and our ADSs trading on Nasdaq relative to one another;
•	Sales of our ADSs or ordinary shares by us, our senior management and board members or holders of our ADSs or our ordinary shares in the future; or
•	Other events and factors, many of which are beyond our control.

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

The ability to deposit our ordinary shares into our American depositary receipt facility for the issuance of ADSs is restricted by Republic of China (ROC) law, which may adversely affect the liquidity of our ADSs. Under current ROC law and the Deposit Agreement, no person or entity, including the holders of ADSs and us, may deposit our ordinary shares in our American depositary receipt facility for the issuance of ADRs without specific approval of the Financial Supervisory Commission (FSC) unless:

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

Our ordinary shares have been listed on the TPEx since June 1, 2017 under the code “6497.” From May 4, 2018 through April 10, 2020, the closing price of our ordinary shares on the TPEx ranged from NT$3.14 per share to NT$49.85 per share (which would be approximately $0.10 per share to $1.66 per share, based on the exchange rate in effect as of April 10, 2020). During the same period, the closing price of our ADSs on The Nasdaq Global Market ranged from $0.37 per ADS to $10.24 per ADS. The TPEx sets certain limitations on the trading volatility of our ordinary shares and applicable ROC law requires the price at which our ADSs are issued in an offering to not be lower than 90% of the closing price of our ordinary shares on the pricing date of the offering or an average of closing prices a certain number of days prior to the pricing date of the offering. In addition, there is currently a ten percent limit on the daily price movement on the TPEx. As a result of these limitations, the potential increase in trading price of any ADSs that you may purchase in an offering may be materially limited based on the perceived value of our ordinary shares on the TPEx. Similarly, decreases in the trading price of our ordinary shares on the TPEx due to the perceptions of investors in that market, which may be different from your own, may impact the value of your investment.

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

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN.” As a U.S. public company, we have incurred significant legal, accounting and other expenses that we did not incur previously, and we will incur additional expenses after we no longer qualify as an emerging growth company (EGC). The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC (Nasdaq) and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we will be required to furnish a report by our senior management on our internal control over financial reporting and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Seventh Amended and Restated Memorandum and Articles of Association (Articles), the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies do not have standing to sue before the federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and articles of association—Material Differences in Corporate Law.”

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

Purchasers of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

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

Pursuant to ROC law, an ADS holder who is not an ROC person or ROC entity wishing to present ADSs to the depositary for cancellation and withdrawal and holding of the Deposited Securities from the depositary receipt facility is required to register as a foreign investor with the Taiwan Stock Exchange (TWSE) if the ADS holder has never been registered as foreign investor with the TWSE previously, for making investments in the ROC securities market prior to withdrawing and holding the underlying ordinary shares from the depositary receipts facility.

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

Purchasers of our ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses and certain taxes. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that purchasers of our ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to ADS holders. These restrictions may have a negative impact on the market value of our ADSs.

Purchasers of our ADSs may be subject to limitations on transfer of their ADSs.

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

Management is required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the anticipated market value of our ordinary shares), and the nature of our business, we believe we were a PFIC for the taxable year ended December 31, 2019 and we expect to be a PFIC for the current year and in future taxable years. There can be no assurance, however, regarding our PFIC status for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”), and having interest charges apply to distributions by us and the proceeds of share sales and having to comply with certain reporting requirements. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.

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

Our principal executive offices are located at 83 Clemenceau Avenue, #12-03 UE Square, Singapore 239920. Our telephone number at that address is +65 6222 4235. Our registered office in the Cayman Islands is at the offices of Intertrust Corporate Services (Cayman) Limited at 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. 10 East 40th Street 10th Floor, New York, New York 10016, and the telephone number is +1 212 947 7200. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a corporate website at www.aslanpharma.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document. We have included our website address in this document solely as an inactive textual reference.

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

Our actual capital expenditures for the years ended December 31, 2017, 2018 and 2019 amounted to $291,432, $80,262 and $2,992, respectively. These capital expenditures primarily consisted of our continued investment in construction of additional facilities to support the development of our products and technologies. We anticipate our capital expenditures in 2020 to be financed from our existing cash and cash equivalents, including the net proceeds from our public offering of American Depositary Shares on the Nasdaq Global Market.

B.	Business overview.

We are a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

Our portfolio is led by ASLAN004, a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. ASLAN004 has the potential to be best-in-disease for atopic dermatitis and asthma. We are conducting a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for moderate-to-severe atopic dermatitis and preliminary results from the first set of patients that have completed one month of dosing in our multiple ascending dose (MAD) trial showed early signs of efficacy in the low dose cohort. The MAD clinical trial is expected to complete in the fourth quarter of 2020.

We are also developing ASLAN003, an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be first-in-class therapy in AML.

Our Product Candidates

The following table summarizes our product candidate pipeline and discovery programs:

We hold global rights to all of our product candidates with the exception of varlitinib and ASLAN003, for both of which BioGenetics Co., Ltd. (BioGenetics), acquired rights for the Republic of Korea, or South Korea.

ASLAN004. ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor a1 subunit (IL-13Ra1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. We have initiated a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for atopic dermatitis. A single ascending dose (SAD) clinical trial in healthy volunteers was completed in the second quarter of 2019. In October 2019, we initiated a multiple ascending dose (MAD) clinical trial in moderate-to-severe atopic dermatitis patients. In December 2019, we reported preliminary results from the first set of patients that had completed one month of dosing, which showed early signs of efficacy in the low dose cohort. We recently announced that recruitment of new patients into our MAD clinical trial has been paused in light of recently imposed government restrictions in Singapore to contain the spread of COVID-19. We intend to resume screening as soon as government restrictions are lifted and we are taking steps to open sites in Australia to accelerate recruitment. The MAD clinical trial is expected to complete in the fourth quarter of 2020.

ASLAN003. We are developing ASLAN003, an inhibitor of DHODH, in acute myeloid leukemia (AML) and are exploring development in other tumors where this mechanism has been shown to be relevant. ASLAN003 has the potential to induce differentiation in leukemic blast cells and our observed signs of clinical activity and tolerance leads us to believe that ASLAN003 could be applicable in a broad range of AML patients. In AML, we have completed a dose escalation trial testing ASLAN003 as a monotherapy in refractory patients. Early signs of efficacy were observed, with a significant reduction in peripheral blood blast cell counts in several patients. However, a material reduction in bone marrow blast cell counts has been confirmed in only one patient. To increase the efficacy of ASLAN003 in the bone marrow, we intend to combine ASLAN003 with azacitidine in relapsed refractory AML patients. Recently published preclinical data also support ASLAN003’s potential as a potent DHODH inhibitor and novel target for differentiation therapy.

Additional Pipeline Programs. Varlitinib is a highly potent, oral, reversible small molecule pan-HER. We recently announced that a Phase 2 clinical trial of varlitinib failed to meet its primary endpoints. In addition, we have established a joint venture with Bukwang Pharmaceutical Co., Ltd. (Bukwang), a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR), an immune checkpoint inhibitor.

Our Product Candidates

ASLAN004

ASLAN004 is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1). ASLAN004 is currently in clinical development, and we are not aware of any other antibodies in clinical development targeting IL-13Rα1. By targeting IL-13Rα1, which forms the Type II receptor complex with IL-4Rα, ASLAN004 potently inhibits signaling of both interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering symptoms of allergy in atopic dermatitis, such as redness and itching of the skin, as well as asthma symptoms such as shortness of breath, wheeze and cough. Dupilumab is marketed for both moderate-to-severe atopic dermatitis and moderate-to-severe asthma. As we target the same pathways as dupilumab, we believe ASLAN004 can follow a similar regulatory path. We believe ASLAN004 has the potential to become a first-in-class inhibitor of the IL-13 receptor and best-in-disease for atopic dermatitis and asthma. By targeting IL-13Rα1, rather than IL-4Rα, we believe ASLAN004 has the potential to offer a differentiated profile, including competitive efficacy, lower dosing frequency and a favorable side effect profile.

We have initiated a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for atopic dermatitis. A single ascending dose (SAD) clinical trial in healthy volunteers was completed in the second quarter of 2019. In October 2019, we initiated a multiple ascending dose (MAD) clinical trial in moderate-to-severe atopic dermatitis patients. In December 2019, we reported preliminary results from the first set of patients that had completed one month of dosing, which showed early signs of efficacy in the low dose cohort. We recently announced that recruitment of new patients into our MAD clinical trial has been paused in light of recently imposed government restrictions in Singapore to contain the spread of COVID-19. We intend to resume screening as soon as government restrictions are lifted and are taking steps to open sites in Australia to accelerate recruitment. The MAD clinical trial is expected to complete in the fourth quarter of 2020. In the future, we may also develop ASLAN004 in other inflammatory indications, such as asthma, nasal polyps, scleroderma and chronic obstructive pulmonary disorder (COPD). We licensed worldwide rights for ASLAN004 from CSL Limited, or CSL, in May 2014.

Mechanism of Action

ASLAN004 is a fully human monoclonal antibody with high affinity binding that inhibits both IL-4 and IL-13 signaling by binding to IL-13Rα1. The cytokines IL-4 and IL-13 are the main drivers of allergic inflammation and have mutually redundant functions. They selectively bind and stimulate the Type II receptor, which is a complex composed of IL-4Rα and IL-13Rα1. Stimulation of the common receptor for IL-4 or IL-13 triggers a signaling cascade, which releases inflammatory mediators that can result in atopic dermatitis or asthma. The pivotal role for this pathway in these disease indications has been exemplified by the monoclonal antibody dupilumab which binds to IL-4Rα to block signaling by IL-4 and IL-13. We are not aware of any other distinct monoclonal antibody in development that can inhibit both IL-4 and IL-13 signaling by targeting IL-13Rα1.

ASLAN004 binds more strongly to the receptor than dupilumab relative to its respective ligand. ASLAN004 has a 60-fold higher affinity for the IL-13Rα1 than IL-13, whereas dupilumab has only a three-fold higher affinity for the IL-4Rα than IL-4. This means that the concentration of ASLAN004 required to block the Type II receptor is significantly lower than the concentration of dupilumab required to do the same.

Unlike dupilumab, ASLAN004 does not bind to the Type I receptor, which contains the IL-4Rα but not IL-13Rα1. We believe that by avoiding inhibition of the Type I receptor, ASLAN004 may have fewer side effects than dupilumab, which does bind the Type I receptor.

Advantages

We believe that ASLAN004 has the potential to be a best-in-disease therapy:

•

Validated mechanism with the potential for greater efficacy than IL-13 selective and IL-4 selective inhibitors. IL-13 selective inhibitors, such as lebrikizumab and tralokinumab, have shown mixed efficacy in treating allergic inflammation. We believe that agents that can block the activity of both IL-4 and IL-13 will be more efficacious as redundancy in signaling is removed by blocking Type II receptor signaling. Dupilumab was shown to be effective in treating moderate-to-severe atopic dermatitis. ASLAN004 and dupilumab share the same mechanism of action through blocking IL-4 and IL-13 signaling through the Type II receptor.

•

Potential for less frequent dosing. Dupilumab requires significantly higher steady state concentrations than ASLAN004 for full target inhibition, which may allow for less frequent dosing. Dupilumab is dosed once every two weeks via subcutaneous injection. ASLAN004 may offer the potential for monthly dosing and this will be fully investigated in clinical development. A reduced injection frequency would provide patients with greater convenience.

•

Potential for faster onset of action. In the clinic, ASLAN004 delivered intravenously demonstrated a rapid onset of action with full receptor occupancy and complete inhibition of a key downstream biomarker of IL-13 and IL-4 signaling, STAT6, within one hour of dosing, closely reflecting the data obtained in the cynomolgus monkey.

•

Potential for improved safety profile. ASLAN004 targets the IL-13Rα1 subunit of the Type II receptor, whereas dupilumab binds to IL-4Rα. As a result, both ASLAN004 and dupilumab block the Type II receptor, which contains IL-4Rα and IL-13Rα1, however only dupilumab blocks the Type I receptor, which contains IL-4Rα only, and is expressed on naïve T-cells and B-cells. In published clinical studies in atopic dermatitis, dupilumab demonstrated severe, persistent conjunctivitis in 5-28% of patients, requiring topical ocular treatment with tacrolimus or steroids. In contrast, lebrikizumab targets only the IL-13 ligand via the Type II receptor shows a far lower incidence of conjunctivitis in atopic dermatitis patients, suggesting that inhibition of the Type I receptor, rather than the Type II receptor, is responsible for driving conjunctivitis.

•

Fewer injection site reactions. Injection site reactions, such as reddening and pain, have been reported in approximately 10% of patients using dupilumab. By contrast, only three patients to date have experienced a mild injection site reaction with ASLAN004, which resolved quickly and did not recur with repeated dosing.

•

Potential for increased drug stability. Dupilumab can be stored for a maximum of 14 days at room temperature (2°C or 77°F) and cannot be stored above room temperature. As this drug can be self-administered, it may require special storage and handling when travelling. ASLAN004 has much greater storage flexibility, with more than 9 months stability at room temperature.

Market Opportunity

Market Opportunity in Severe Atopic Dermatitis

Atopic dermatitis is the most common form of eczema, affecting over 200 million patients worldwide, characterized by red inflamed skin and severe daytime and nighttime itching, which can severely impact patients’ quality of life. Up to 50% of atopic dermatitis patients are considered moderate-to-severe, for which currently available therapeutics are limited and management is challenging in the majority of cases.

Treatment options have focused on topical therapies. In December 2016, the U.S. FDA granted approval for Eucrisa (developed by Pfizer Inc.), a topical treatment for mild to moderate atopic dermatitis. More recently in March 2017, the U.S. FDA granted approval for dupilumab (developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc.) for adults with moderate-to-severe atopic dermatitis. Dupilumab is the only approved biologic therapy available and has been driving significant growth in the market, which is expected to exceed $20 billion by 2027. However there remains a significant unmet need, with only 35% of patients treated with dupilumab achieving an optimal response and conjunctivitis reported in 25-50% to patients in clinical practice.

Two therapeutics are in clinical development that target the ligand, IL-13: lebrikizumab (Dermira/Eli Lilly) and tralokinumab (Leo Pharma A/S). Both therapies previously failed in phase 3 studies in allergic asthma and are now being developed in atopic dermatitis.

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

Preclinical and Clinical Development

ASLAN004 is a fully human IgG4 monoclonal antibody that specifically binds to the human IL-13Rα1 protein and was originally made using the Medarex mouse technology. The antibody was isolated and optimized to have picomolar binding affinity by CSL Behring, a member of the CSL group of companies.

ASLAN004 is a potent inhibitor of both IL-4 and IL-13 signaling with a binding affinity in the picomolar range for human IL-13Rα1. In in vitro assays, ASLAN004 inhibits the release of key allergic mediators, such as thymus and activation regulated chemokine (TARC) that maintain and amplify allergic reactions initiated by IL-4 and IL-13.

ASLAN004 potently inhibits TARC release from human cells

We have constructed high quality manufacturing cell lines that have delivered a yield of 2-3 grams per liter of therapeutic antibody. ASLAN004 has been successfully manufactured at the 500-liter production scale in accordance with current good manufacturing practices (cGMP). Two 500L batches of ASLAN004 have been manufactured to date. The manufacturing process is robust with high levels of comparability between batches. ASLAN004 has been tested in 4 week and 13 week GLP, toxicology studies in primates, which showed that ASLAN004 was well-tolerated, even at high doses.

Single Ascending Dose Clinical Trial in Healthy Volunteers

In June 2019, we announced the successful completion of a SAD clinical trial testing intravenous and subcutaneous administration of ASLAN004 in healthy volunteers. The first subject was enrolled in October 2018 and the last subject was dosed in March 2019. The single ascending dose clinical trial explored the safety, tolerability, pharmacokinetic profile and pharmacodynamic profile of ASLAN004 when dosed via both intravenous and subcutaneous routes of administration. The clinical trial consisted of 10 cohorts with up to six patients per cohort.

Phase 1 ASLAN004 Single Ascending Dose Trial Design (completed)

ASLAN004 was well tolerated at all dose levels via both intravenous and subcutaneous routes of administration. No conjunctivitis was noted in any subjects dosed with ASLAN004 and there were no adverse events that led to discontinuation at any dose level.

Drug-related adverse event	N = 44
	Any grade		Severity
	N	(%)	Mild	Moderate	Severe
Decreased appetite	2	5	1	1	0
Alanine aminotransferase increased	1	2	1	0	0
Diarrhoea	1	2	1	0	0
Pyrexia	1	2	1	0	0
Blood lactate dehydrogenase increase	1	2	1	0	0
Weight decrease	1	2	1	0	0
Lymphocyte count decrease	1	2	1	0	0
Headache	1	2	0	1	0
C-reactive protein increase	1	2	1	0	0
Injection site pruritus (mild)	1	2	1	0	0

The SAD clinical trial also measured the pharmacokinetic profile of ASLAN004 and pharmacodynamic markers of inhibiting IL-4 and IL-13 binding to the IL-13Rα1, such as IL-13α1 receptor occupancy and inhibition of phosphorylation of STAT6 (pSTAT6), a key marker of the signal transduction in allergic inflammation immediately downstream of IL-4 and IL-13 binding to the type II receptor. In mouse models of allergic inflammation, the knockout of STAT6 completely abolished allergic inflammation.

When greater than or equal to 600mg ASLAN004 was administered intravenously (10mg/kg) it demonstrated 100% receptor occupancy and complete inhibition of STAT6 phosphorylation in less than 1 hour after dosing. These effects were maintained for over 29 days following a single dose of ASLAN004, suggesting monthly dosing may be achievable. The rapid inhibition of IL-4 and IL-13 signaling by ASLAN004 could also lead to a fast onset of symptom relief in atopic dermatitis and allergic asthma patients.

Both intravenous and subcutaneous dosing gave exposures of ASLAN004 that were well above the trough drug levels necessary for complete inhibition of STAT6 phosphorylation. Based on the ASLAN004 pharmacokinetic profile in humans, we believe that with appropriate loading doses, ASLAN004 has the potential to achieve once monthly subcutaneous dosing. In addition, dosing via the intravenous route could deliver a dose regimen of once every 2 to 3 months. We are currently progressing ASLAN004 to launch via the subcutaneous route in moderate-to-severe atopic dermatitis.

Multiple Ascending Dose Clinical Trial in Moderate-to-Severe Atopic Dermatitis

In October 2019, we announced the enrolment of the first patient in our MAD clinical trial testing the first-in-class therapeutic antibody ASLAN004 in moderate-to-severe atopic dermatitis patients. The randomized, double-blind, placebo-controlled clinical trial will evaluate three doses of ASLAN004 delivered subcutaneously and will be followed by an expansion cohort at the most efficacious dose. Each dose cohort will contain up to six patients on ASLAN004 and two patients on placebo, and the expansion cohort will contain 12 patients on ASLAN004 and six patients on placebo. Patients are dosed weekly for eight weeks to determine safety and the maximum efficacy of ASLAN004. The primary end point of the MAD clinical trial is safety and tolerability, and the secondary endpoints will be percentage change in Eczema Area and Severity Index (EASI) score, percentage of patients achieving EASI50, EASI75, pruritus score, IgA, and the biomarkers of allergic inflammation, TARC and IgE. The trial will recruit up to 50 moderate-to-severe atopic dermatitis patients. We recently announced that recruitment of new patients into our MAD clinical trial has been paused in light of recently imposed government restrictions in Singapore to contain the spread of COVID-19. We intend to resume screening as soon as government restrictions are lifted and are taking steps to open sites in Australia to accelerate recruitment. The trial completion is expected in the fourth quarter of 2020. The trial has 80% power to detect a 39% improvement in the percentage change in EASI score from baseline based on a one-sided 5% significance level. After completion of the MAD trial, we plan to initiate a phase 2b dose-range finding trial in atopic dermatitis patients.

ASLAN004 MAD Design in Moderate-to-Severe Atopic Dermatitis

On December 2, 2019, we reported preliminary unclean blinded data from the first three patients in Cohort 1 that had completed at least one month of dosing. ASLAN004 was well-tolerated and there had been no serious adverse events or treatment discontinuations. The EASI scores of the three patients were reduced by 85%, 70% and 59% and the EASI score continued to fall at four weeks with maximal efficacy expected at six to eight weeks. Corresponding changes were seen in other measures of efficacy.

Preliminary Data from ASLAN004 MAD Clinical Trial

ASLAN003

ASLAN003 is an orally active, potent inhibitor of DHODH that has the potential to be first-in-class in AML. AML is a cancer of the myeloid line of blood cells, characterized primarily by the rapid growth of abnormal white blood cells that build up in the bone marrow and interfere with the production of normal blood cells. We have conducted a Phase 2 clinical trial testing ASLAN003 monotherapy in AML patients and plan to continue the development of ASLAN003 in combination with chemotherapy, such as azacitadine. We are also exploring other tumor types where DHODH may be relevant, such as myelodysplastic syndrome.

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

Mechanism of Action

In cancer, increased levels of adenosine triphosphate (ATP) and pyrimidines are required for tumor growth and survival. ASLAN003 is an inhibitor of DHODH, which is the enzyme controlling the rate limiting step in the de novo synthesis of pyrimidines. Pyrimidines are nucleotides and are essential building blocks for the production of DNA and RNA in mammalian cells. DHODH is located in the mitochondria and during manufacture of nucleotides it also contributes to the production of ATP. Inhibition of DHODH depletes the intracellular pool of pyrimidines and contributes to lower levels of ATP. This leads to the induction of the tumor suppressor p53, which at high levels of induction triggers apoptosis, or programmed cell death.

In AML, cancerous blast cells are unable to differentiate and form granulocytes, such as neutrophils and eosinophils, causing depletion of white blood cells. All-trans retinoic acid (ATRA), which is approved to treat certain types of AML representing up to 15% of all AML patients, is able to differentiate these AML blast cells. Over 90% of patients with these types of AML experience a complete response and have a five-year survival of 75% when treated with ATRA. In other subsets of AML, DHODH inhibitors have been shown to promote differentiation of these blast cells in vitro, allowing them to turn into granulocytes, which potentially may reverse the condition.

Teriflunomide and leflunomide, which is a prodrug of teriflunomide, are first generation DHODH inhibitors, approved in the United States, Europe and Asia for the treatment of rheumatoid arthritis and multiple sclerosis, respectively. These molecules are less potent inhibitors of DHODH as compared to ASLAN003 and are sufficient to slow the proliferation of inflammatory cells and therefore adequate in chronic inflammatory disorders. However, these molecules have limited use in oncology because the inhibition of tumor growth requires more potent and sustained inhibition of DHODH. Previous efforts to develop high potency DHODH inhibitors for oncology indications were unsuccessful. Candidate drugs had unacceptable levels of toxicity due to off-target binding and would accumulate in the body, requiring up to two years to clear below pharmacologically active levels after dosing was stopped. As a result, development of these inhibitors did not progress. In contrast, ASLAN003 is not chemically related to first generation DHODH inhibitors. ASLAN003 is up to two orders of magnitude more potent at inhibiting DHODH than leflunomide and teriflunomide, and has a half-life of 18 hours. We assessed the potency of ASLAN003 using three standard assays: cell free, human primary cell and human whole blood. The table below shows that ASLAN003 is more potent than teriflunomide. The IC50 value is the concentration of the drug required to produce 50% inhibition of response in the assay.

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

The first-line treatment for patients with AML is a combination of aggressive chemotherapies. However, elderly patients with AML typically are ineligible for aggressive treatment regimens due to the significant toxicity associated with these therapies. The survival of these patients is usually less than one year. Over the past two decades, many compounds have been evaluated in AML patients, however the prognosis remains poor, with approved drugs targeting relatively small subsets of patients and disease relapse common.

Preclinical and Clinical Development

Our Phase 1 single and multiple ascending dose clinical trials of ASLAN003, which were conducted with 95 healthy subjects, demonstrated dose proportional pharmacokinetics and no accumulation in the body. The exposure profile of the drug was highly similar in Asian and Caucasian subjects, and demonstrated stable drug levels in plasma at multiple doses. We predict the exposure of ASLAN003 with 400mg taken once daily would result in approximately 90% inhibition of DHODH.

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

Differentiation of AML Cell Lines with ASLAN003

The human AML blast cell line, THP-1, demonstrated differentiation when exposed to low doses of ASLAN003 characterized by expression of cell surface markers of normal immune cells, such as CD11b, condensation of the nuclei and formation of active granules that are indicative of normal human white blood cells. Low concentrations of ASLAN003, approximately equivalent to a 50mg once daily dose in patients, led to over 95% upregulation of CD11b which is indicative of differentiation of AML blast cells to granulocytes. ASLAN003 exposure also resulted in blast cells developing condensed, lobed nuclei, characteristic of normal human granulocytes, and in the appearance of active granules in the cytoplasm, as demonstrated by the reduction of Nitro Blue Tetrazolium (NBT), a standard assay for granulocytes. In addition to THP-1, the differentiation effect of ASLAN003 has also been demonstrated in other AML cell lines, namely KG-1 and MOLM-14 with similar nanomolar potency.

In 2019, we also demonstrated that ASLAN003 leads to a reduction in leukemic burden and prolongs survival in vivo in mice bearing AML cell lines THP-1 and MOLM-14. ASLAN003 also reduced leukemic burden in an AML PDX model.

AML Phase 2 Clinical Trial

We have completed a Phase 2 clinical trial with ASLAN003 in patients with advanced relapsed/refractory AML in Australia and Singapore. We recruited 24 patients with AML that were ineligible for standard treatment, including relapsed, refractory and treatment naïve patients, and tested four doses of ASLAN003 (100mg QD, 200mg QD, 100mg BID and 200mg BID) as monotherapy for 28 days or until progression. The primary endpoints were rates of complete remission (CR) and complete remission with incomplete bone marrow recovery (CRi).

Phase 2 AML Trial Design

Only ten patients were dosed with ASLAN003 for more than two months and were evaluable for efficacy. All evaluable patients showed a reduction in peripheral blood blast cells with a median reduction of over 50%. In the 100mg BID cohort, only one patient received ASLAN003 for more than one cycle. This patient demonstrated a reduction in peripheral blood blast cells from 46% at cycle 1/day 1 (C1D1) to 0.9% at cycle 5/day 1 (C5D1) which represents a 98% reduction in blast cells. In addition, this patient achieved a partial response as demonstrated by a reduction in their bone marrow blast cells from 54% at baseline to 24% by cycle 4/day 1 (C4D1).

Evidence of differentiation syndrome was seen in several patients. One AML patient that entered suspected differentiation syndrome demonstrated a reduction in peripheral blood blast cells from 66% to 6% with a concomitant increase in neutrophils. Despite this significant reduction in blood blast cells, we were unable to confirm whether this patient had a complete remission (which would require bone marrow blast cells to be 5% or less) because the patient had bone marrow fibrosis and it was therefore not possible to take a viable bone marrow biopsy.

ASLAN003 was well-tolerated. The most commonly occurring side-effects were leukocytosis (two patients with grade 3 or higher), nausea, abdominal pain and rash.

Varlitinib (ASLAN001)

Varlitinib is a highly potent, oral, reversible, small molecule inhibitor of the human epidermal growth factor receptor (HER) family of receptor tyrosine kinases (RTKs). We believe it may be effective in a broader range of tumor types and effective in patients that have progressed on prior HER1-selective or HER2-selective therapies. We completed a randomized global pivotal clinical trial testing varlitinib in second-line biliary tract cancer and reported topline data from this trial in November 2019.

We licensed varlitinib from Array BioPharma Inc. (Array) in 2011 after successful completion of five Phase 1 clinical trials in a range of solid tumors, which showed activity in breast cancer. To date, we have completed four additional Phase 1b clinical trials and three Phase 2 clinical trials for this product candidate.

We have obtained orphan drug designation from the U.S. FDA for varlitinib in gastric cancer and cholangiocarcinoma, which represents approximately 60% of biliary tract cancer cases.

Although we are not conducting any ongoing clinical trials of varlitinib nor are there current plans to allocate any future funding for the development of varlitinib, we are analyzing existing data of the pivitol clinical trial to determine whether potential biomarkers could be used to prospectively identify patients that might respond to varlitinib.

Completed Clinical Development of Varlitinib

TREETOPP Trial in Second-Line Biliary Tract Cancer

TREETOPP (TREatmEnT OPPortunity) is a randomized, double-blind, placebo-controlled clinical trial in second-line biliary tract cancer (BTC) comparing varlitinib and capecitabine to placebo and capecitabine. We completed recruitment of 127 patients in December 2018. The median progression free survival, or PFS, was 2.83 months for varlitinib in combination with capecitabine versus 2.79 months in the control arm. Objective response rate (ORR) was 9.4% in the varlitinib arm versus 4.8% in the control arm. Varlitinib did not meet the primary endpoints of PFS and ORR as assessed by ICR according to RECIST. The safety findings were consistent with the known profile of varlitinib.

Although the trial did not reach statistical significance, pre-planned exploratory analyses did identify two sub-groups in which varlitinib appeared to show improved efficacy. This finding has been supported by retrospective review of the JADETREE trial which tested varlitinib in combination with capecitabine in second-line BTC patients in China.

JADETREE China Trial in Second-Line Biliary Tract Cancer

In September 2019, we presented data from our JADETREE trial at the 2019 Chinese Society of Clinical Oncology (CSCO) in Xiamen, China. The Phase 2 trial enrolled 62 patients in mainland China that had progressed on gemcitabine-based chemotherapy. The objective response rate in evaluable patients was 11% (including two patients with complete responses), the median PFS was 2.7 months and overall survival, or OS, was 5.8 months. 45% of patients were alive at 6 months and 35% at 12 months. Overall survival data was based on 31 events and was still maturing at the time of publication. The varlitinib plus capecitabine combination was well tolerated in this difficult to treat patient population.

Discovery Pipeline

Joint Venture to Develop Novel Pre-clinical AhR Antagonists

In September 2019, we announced that we had established a new joint venture with Bukwang to develop preclinical AhR antagonists from our early stage pipeline. The joint venture, JAGUAHR Therapeutics Pte. Ltd. (JAGUAHR), will focus on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway.

AhR is a druggable transcription factor that acts as a master regulator of the immune system. The enzymes IDO1, IDO2 and TDO are frequently overexpressed in numerous tumor types and convert tryptophan into kynurenine (KYN) in the tumor microenvironment. KYN is then actively transported into dendritic cells and effector T-cells that are mobilized to detect and kill tumor cells. KYN signaling via AhR in these cell types converts them into regulatory T-cells, suppressing the immune system and preventing it from attacking tumor cells. Research has demonstrated that the unique advantages of AhR antagonists include broadly inhibiting the signaling of all AhR ligands produced by any enzyme that metabolizes tryptophan, and robust activation of the immune response to kill cancer cells.

Pursuant to the terms of the joint venture agreement, we transferred the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborators, into JAGUAHR. Subject to the fulfilment of certain conditions, Bukwang agreed to invest $5.0 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug (IND) application. The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019. The second tranche of $2.5 million will be payable to JAGUAHR upon the nomination of a candidate drug after which our expected ownership will be diluted from a majority to 30 to 40%. Until the IND application is filed, we retain the rights to buy back the assets related to AhR technology at a price equal to three times the amount invested by Bukwang. We expect that the IND will be filed in 2021 and that the joint venture will be fully funded by the investment from Bukwang.

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
•

There are several IL-13 selective inhibitors in development, including lebrikizumab being developed by Dermira, Inc./Eli Lilly, and tralokinumab being developed by Leo Pharma A/S. Both of these drugs have recently failed in Phase 3 clinical trials in asthma, however they may be successful in other indications, such as atopic dermatitis.

ASLAN003

•	We do not consider chemotherapy to be a competitor as we expect ASLAN003 to be used either in patients that are not eligible for chemotherapy or in combination with chemotherapy.
•

Enasidenib is approved to treat adults with AML whose tumors have mutations in IDH2, which represents around 10-15% of AML patients. In the single-arm registration study, 40% of patients responded to enasidenib.

•	Midostaurin is approved to treat newly diagnosed AML patients with a FLT3 mutation, which represents around 30% of AML patients.
•	There are a large number of drugs currently in development for AML. Most of these target specific subsets of disease.

Varlitinib

•

There are no approved targeted therapies for biliary tract cancer; however, there are several targeted therapies currently in clinical development targeting specific subsets of biliary tract cancer, including ivosidenib being developed by Agios Pharmaceuticals, Inc., ARQ087 being developed by Arqule, Inc. and lenvatinib being developed by Eisai Inc.

Manufacturing

All of our clinical supplies are manufactured in accordance with cGMP using high quality contract manufacturing organizations, and we plan to continue to rely on contract manufacturing organizations for our production needs for the foreseeable future. We do not have internal manufacturing capabilities for small molecules or biological drugs and we do not intend to build or acquire infrastructure for manufacturing our product candidates for clinical or commercial supply.

License and Collaboration Agreements

License Agreement with CSL

On May 12, 2014, we entered into a license agreement with CSL, which was subsequently amended and restated on May 31, 2019, pursuant to which we obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize ASLAN004 for the treatment, diagnosis or prevention of diseases or conditions in humans. Our development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, we are generally obligated to use diligent efforts to develop ASLAN004 products in accordance with the development plan, to obtain marketing approvals for ASLAN004 products worldwide and to commercialize ASLAN004 products, either by ourselves or through sublicensees. In consideration of the rights granted to us under the amended agreement, we will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of ASLAN004. We will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of ASLAN004 products ranging between a mid-single digit percentage and 10%. We are also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to our exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to us under the amended agreement.

The amended agreement continues, unless terminated earlier in accordance with its terms, until the last to occur, in the relevant country, on a country-by-country and product-by-product basis, of: (a) expiry of the last valid CSL patent covering such product in such country, (b) 12 years from first commercial sale of such product in such country or (c) lapse of data or market exclusivity for such product in such country.

In addition to certain other customary termination bases, either party may terminate the amended agreement (i) in the event of the other party’s material breach of the agreement that remains uncured for a specified period of time, (ii) under certain circumstances related to the safety of ASLAN004 or (iii) if the other party becomes insolvent. In addition, we may terminate the agreement under certain circumstances related to the development and commercialization of ASLAN004.

If the agreement is terminated in certain circumstances and CSL subsequently commercializes ASLAN004 products or grants third-party rights to commercialize ASLAN004 products, then CSL will pay us royalties on the net sales of ASLAN004 products or share a low double digit percentage of license revenue with us (whichever is applicable). To the extent that CSL is required to pay us royalties following the termination of the agreement, such royalties will range from a mid-single digit percentage to mid-double digit percentage of net sales of ASLAN004 products, depending on the cause of termination and the stage of development of the ASLAN004 products at the time of termination.

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

Collaboration and License Agreements with BioGenetics

License of ASLAN003 for South Korea

On March 11, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right under certain of our intellectual property and intellectual property that we have licensed from Almirall, to commercialize, and if agreed, manufacture, ASLAN003 for the treatment of all indications in South Korea, excluding topically administered products for the treatment of keratinocyte hyperproliferative disorders and certain non-melanoma skin cancers. Under the agreement, BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea, and we are obligated to use commercially reasonable efforts to provide information and cooperation as needed for these regulatory approvals. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement which the parties shall use commercially reasonable efforts to enter into no later than June 30, 2020.

In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $1.0 million from BioGenetics and are eligible to receive up to $8.0 million in certain one-time sales and development milestones, the thresholds for payment of such sales milestones being the aggregate of sales of varlitinib under the license summarized above and sales of ASLAN003 products. We are also eligible to receive tiered double-digit royalties on the aggregate net sales of ASLAN003 products, ranging from a percentage in the mid-teens up to a percentage within the mid-twenties. BioGenetics is obligated to pay such royalties on a product-by-product basis until the expiration of the license period described below. BioGenetics agreed to contribute a low single-digit percentage of certain clinical trial costs we incur in the clinical development of ASLAN003 products for the treatment of acute myeloid leukemia.

Under the agreement, we reserve the right to revoke the rights granted to BioGenetics under this agreement at any time until the date of a certain regulatory milestone. If we exercise our right to revoke the rights granted to BioGenetics, we will be obligated to pay BioGenetics a sum of (i) a low single-digit multiple of certain sums paid by BioGenetics under this license agreement and, if we have agreed upon an international licensing deal for ASLAN003, (ii) a low single-digit percentage of the upfront payment, royalties and sales milestones received by us in any such deal.

During the license period and for one year thereafter, neither BioGenetics, nor any of its affiliates, will participate in or fund, directly or indirectly, the development, manufacture or commercialization of a product which competes with ASLAN003. The license period commences on the effective date of the agreement and, unless terminated earlier pursuant to the terms of the agreement, expires on the tenth anniversary of first commercial sale, subject to an automatic renewal for a further year, which may be cancelled upon either party’s notice. Either party may terminate the agreement in the event of an uncured material breach by, or insolvency of, the other party, or in the event of a material safety risk associated with the product. On any termination of the agreement, the license granted to BioGenetics will terminate, subject to certain transitional provisions.

License of varlitinib for South Korea

On February 27, 2019, we entered into a collaboration and license agreement with BioGenetics pursuant to which we granted BioGenetics the exclusive right under certain of our intellectual property that we have licensed from Array to commercialize, and if agreed, manufacture, varlitinib for the diagnosis and treatment of all indications in South Korea. Under the agreement, BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. In addition to certain other obligations, we are obligated to use commercially reasonable efforts to provide information and cooperation as needed for these regulatory approvals. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement which the parties shall use commercially reasonable efforts to enter into no later than June 30, 2020.

In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $2 million from BioGenetics and are eligible to receive up to $11 million in certain one-time sales and development milestones, where the thresholds for payment of such sales milestones depend on the aggregate of net sales of varlitinib and ASLAN003 products under our agreements with BioGenetics. We are also eligible to receive tiered double-digit royalties on net sales of varlitinib products ranging from a percentage in the mid-teens up to a percentage within the mid-twenties. BioGenetics is obligated to pay such royalties on a product-by-product basis until the expiration of the license period described below.

During the license period and for one year thereafter, it was agreed that neither BioGenetics, nor any of its affiliates, will participate in or fund, directly or indirectly, the development, manufacture or commercialization of a product which competes with varlitinib. The license period commences on the effective date of the agreement and, unless terminated earlier pursuant to the terms of the agreement, expires on the tenth anniversary of first commercial sale, subject to an automatic renewal for a further year, which may be cancelled upon either party’s notice. Either party may terminate the agreement in the event of an uncured material breach by, or insolvency of, the other party, or in the event of a material safety risk associated with the product. On any termination of the agreement, the license granted to BioGenetics will terminate, subject to certain transitional provisions.

Intellectual Property

Patents

Our commercial success depends in part on our ability to identify, obtain and seek protection for our products, drug candidates and our core technologies employing a combination of patent rights, trade secrets, confidentiality agreements and contractual obligations, and to operate without infringing, misappropriating or otherwise violating the proprietary rights of third parties. It is also important we prevent others from infringing, misappropriating or otherwise violating our proprietary or intellectual property rights.

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

Third parties may seek to market “similar” versions of our approved products. Alternatively, third parties may seek approval to market their own products, similar or otherwise, competitive with our products. We may not be able to block the commercialization of these products, which may erode our commercial position in the marketplace.

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

ASLAN004

On May 12, 2014, we entered into a license agreement with CSL, which was subsequently amended and restated on May 31, 2019, pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property owned or controlled by CSL related to CSL’s anti-IL13 receptor monoclonal antibody, CSL334, which we refer to as ASLAN004, and antigen binding fragments thereof, to develop, manufacture for clinical trials and commercialize ASLAN004 for the treatment, diagnosis or prevention of diseases or conditions in humans. Our development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

With respect to ASLAN004, we exclusively licensed from CSL a family of patents which includes species (specific sequence) composition of matter patents, derived from WO2008/060813, filed October 19, 2007.

As of February 5, 2020, this family of patents included five issued patents in the United States and issued patents in a number of foreign countries and jurisdictions, including Australia, Canada, China, Europe, Hong Kong, India, and Japan. The scope of the claims may differ in the various countries. The issued patents in this family are expected to expire in October 2027, subject to the payment of renewal fees, excluding any additional term for patent term adjustments or patent term extensions.

Owned by Us

We are co-applicants together with CSL on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2019/004943 filed June 29, 2018 relates to use of ASLAN004 in the treatment of Sézary Syndrome. As of February 5, 2020, this family of patents includes patent applications filed in China, Europe, Japan and the United States. The normal expiry of these patents is 2038, subject to the payment of renewal fees.

These cases are at an early stage and it is unclear what claims may be granted, if any.

There are also 2 unpublished Singaporean priority patent applications relating to an optimised dosage regimen for ASLAN004 and a formulation of ASLAN004. These cases are at an early stage and it is not clear what claims may be granted, if any.

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

The basic compound protection for ASLAN003 is provided by the composition of matter family of patents derived from WO2008/077639. As of February 5, 2020, this family of patents included patents issued in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, Mexico, New Zealand, Nigeria, Norway, Peru, Russia, Singapore, South Africa, South Korea, Taiwan, and the United States (two patents). In addition, as of February 5, 2020, this family of patents included patent applications filed in Argentina, Bolivia, Chile, Colombia, Ecuador, Egypt, Malaysia, Pakistan, Philippines, Thailand, Ukraine, Uruguay, Venezuela and Vietnam. The scope of the claims may differ in different countries. The normal expiration of this family of patents is December 2027, subject to the payment of renewal fees.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2018/160138 filed Mar 1, 2018 relates to use of ASLAN003 in treatment of hematological cancers. As of February 5, 2020, this family of patents includes patent applications filed in China, Europe, Hong Kong, Japan, Taiwan and the United States. The normal expiration of this family of patents is Mar 2038, subject to the payment of renewal fees.

These cases are at an early stage and it is unclear what claims may be granted, if any.

Varlitinib

Licensed from Array

On July 12, 2011, we entered into a collaboration and license agreement with Array, relating to Array’s pan-HER inhibitor, ARRY-334543, which we refer to as ASLAN001 or varlitinib, pursuant to which we obtained an exclusive, worldwide license to develop products incorporating varlitinib as an active ingredient for the treatment or prevention of any diseases or conditions in humans, pursuant to an agreed development plan, and an exclusive, worldwide license to pursue a commercial licensing program in relation to such products. On January 3, 2018, we entered into a new license agreement with Array, which replaces and supersedes our previous collaboration and license agreement, pursuant to which we obtained an exclusive, worldwide license to develop, manufacture and commercialize varlitinib for all human and animal therapeutic, diagnostic and prophylactic uses.

The basic protection for varlitinib is provided by a family of composition of matter patents. These patents disclose a genus and also explicitly discloses varlitinib (example number 52 in WO2005/016346).

As of February 5, 2020, this family of patents included patents issued in the United States (at least three patents, some relating to intermediates and processes), Argentina, Australia, Brazil, Canada, China (at least three patents), Chile, Colombia, Europe, Hong Kong, Indonesia, India, Iceland, Israel, Japan, South Korea, Macau, Mexico, Norway, New Zealand, Philippines, Russia, Singapore, Ukraine, South Africa, and Taiwan. In addition, as of February 5, 2020, this family of patents included patent applications filed in Egypt and Venezuela. The scope of the claims may differ in the various countries. The normal expiration of this family of patents is November 2024 in the United States and August 2024 outside the United States, subject to the payment of renewal fees.

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

Protection for the synthetic process of making varlitinib and a key intermediate in that process may be provided from the family of patents derived from WO2007/059257, filed November 15, 2006. As of February 5, 2020, this family of patents includes issued patents in Australia, Canada, China, Colombia, Europe, Hong Kong, Iceland, India, Israel, Japan, South Korea, Mexico, Norway, Philippines, Russia, Singapore, South Africa, Taiwan, Ukraine and the United States. In addition, as of February 5, 2020, this family of patents includes a patent application filed in Brazil. The scope of the claims may differ in the various countries. The normal expiration of this family of patents is November 2026.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2017/037298 filed September 5, 2016 relates to use of varlitinib in sensitizing a patient to chemotherapy. As of February 5, 2020, this family of patents includes an issued patent in the United States and patent applications filed in China, Europe, Hong Kong, Japan, South Korea, Singapore and the United States;

•

WO2017/037299 filed September 5, 2016 relates to use of varlitinib in the treatment of biliary tract cancer. As of February 5, 2020, this family of patents includes an allowed patent application filed in Europe;

•

WO2017/037300 filed September 5, 2016 relates to use of varlitinib in treatment of resistant cancers. As of February 5, 2020, this family of patents includes an allowed patent application in Europe and patent applications filed in China, Hong Kong, Japan and the United States; and

•

WO2018/004465 filed June 30, 2017, related to use of varlitinib as a maintenance therapy. As of February 5, 2020, this family of patents includes patent applications filed in Australia, China, Europe, Japan, South Korea, Singapore, Thailand, Taiwan and the United States.

Normal expiration of these patents, if granted, is 2036 or 2037 subject to the payment of renewal fees. It is not clear what claims may be granted, if any, since most of these cases are at an early stage.

There are four published PCT applications:

•	WO2019/083455 filed October 25, 2018 relates to treatment of patients with activated HER2/HER3;
•	WO2019/083456 filed October 25, 2018 relates to use of varlitinib to normalize angiogenesis;
•	WO2019/083457 filed October 25, 2018 relates to treatment of patients with mutated beta-catenin; and
•	WO2019/083458 filed October 25, 2018 relates to use of varlitinib to reduce hypoxia.

Normal expiration of these patents, if granted, is 2038, subject to the payment of renewal fees.

There is also an unpublished PCT application which relates to a salt of varlitinib. The normal expiration of this patent, if granted, is 2039, subject to payment of renewal fees.

It is not clear what claims may be granted, if any, when the cases are progressed in the national and regional phase.

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

Trademarks and Domain Names

We conduct our business using the trademark “ASLAN,” “ASLAN PHARMACEUTICALS” and our lion logo, as well as domain names incorporating either or both of these trademarks. “ASLAN PHARMACEUTICALS” has been registered in Singapore. In terms of Chinese character versions of our trademarks, in Taiwan, we have a trademark registration for: “”. In China, we have a trademark registration for “”. We also have a trademark registration in China to protect the following Chinese character version of the word varlitinib: “威利替尼” (wei li ti ni). We have a portfolio of 16 domain names, which includes: aslanpharma.com, aslanpharma.com.sg, aslanpharma.com.tw, aslanpharma.asia, aslanpharma.org, and aslanpharma.biz.

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

U.S. Government Regulation of Drug and Biologic Products

In the United States, the U.S. FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FFDCA) and biologics such as ASLAN004 additionally under the Public Health Service Act (PHSA), as well as the implementing regulations for these laws. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the U.S. FDA’s refusal to approve pending NDAs or BLAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the U.S. FDA before product candidates may be marketed in the United States generally involves the following:

•	Nonclinical laboratory and animal tests that must be conducted in accordance with GLP;
•	Submission of an IND, which must become effective before clinical trials may begin;
•	Approval by an independent institutional review board (IRB) for each clinical site or centrally before each trial may be initiated;

•

Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for its intended use or the safety, purity and potency of a biologic for its intended use, performed in accordance with current clinical practices (cGCP);

•	Submission to the U.S. FDA of an NDA or BLA and payment of user fees;
•	Satisfactory completion of a U.S. FDA advisory committee review, if applicable;
•	Pre-Approval inspection of manufacturing facilities for their compliance with cGMP;
•	Satisfactory completion of U.S. FDA audits of clinical trial sites to assure compliance with cGCP and the integrity of the clinical data;
•	FDA approval of an NDA or BLA to permit commercial marketing for particular indications for use; and
•

Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS) and the potential requirement to conduct post-approval studies.

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

In general, for purposes of NDA or BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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

Clinical trials must be conducted under the supervision of qualified investigators in accordance with cGCP requirements, which includes the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the U.S. FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the National Institutes of Health (NIH) for public dissemination on their ClinicalTrials.gov website.

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

Orphan Drug Designation

Under the Orphan Drug Act, the U.S. FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting an NDA or BLA. After the U.S. FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the U.S. FDA. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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

Under the fast track program, the sponsor of a new drug candidate may request that U.S. FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a fast track designation, the U.S. FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The U.S. FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the U.S. FDA’s review team and may allow for rolling review of NDA or BLA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the U.S. FDA agrees to accept sections and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. However, U.S. FDA’s time period goal for reviewing an application does not begin until the last section of the application is submitted. The U.S. FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

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

Once an NDA or BLA is submitted for a product intended to treat a serious condition, the U.S. FDA may assign a priority review designation if U.S. FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the U.S. FDA to review an application is six months, rather than the standard review of ten months under current Prescription Drug User Fee Act (PDUFA) guidelines. Under the current PDUFA agreement, these six and ten month review periods are measured from the 60-day filing date rather than the receipt date for applications for new molecular entities, which typically adds approximately two months to the timeline for review from the date of submission. Most products that are eligible for fast track breakthrough therapy designation are also likely to be considered appropriate to receive a priority review.

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

NDA or BLA Submission and Review by the U.S. FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the U.S. FDA, along with proposed labeling, as part of an NDA or BLA. The submission of an NDA or BLA requires payment of a substantial user fee to the U.S. FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

In addition, under the Pediatric Research Equity Act (PREA), an NDA or BLA or supplement thereto for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.

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

The U.S. FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA or BLA, the U.S. FDA will inspect the facility or facilities where the product is manufactured. The U.S. FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the U.S. FDA will typically inspect one or more clinical trial sites to assure compliance with cGCP.

Once the U.S. FDA receives an application, it has 60 days to review and determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the U.S. FDA begins an in-depth review. The U.S. FDA’s review times may differ based on whether the application is a standard review or priority review application. The U.S. FDA may give a priority review designation to drugs that are intended to treat serious conditions and provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. Under the goals and policies agreed to by the U.S. FDA under the PDUFA, the U.S. FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA or BLA for a new molecular entity (NME) and make a decision on the application. For non-NME standard applications, the U.S. FDA has set the review goal of 10 months from the submission date to complete its initial review and to make a decision on the application. For priority review applications, the U.S. FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date and non-NME applications within six months of the submission date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the U.S. FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the U.S. FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission.

Once the U.S. FDA’s review of the application is complete, the U.S. FDA will issue either a Complete Response Letter (CRL) or approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA and may require additional clinical or preclinical testing, or other information or analyses in order for the U.S. FDA to reconsider the application. Even with the submission of additional information, the U.S. FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the U.S. FDA’s satisfaction, the U.S. FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. The U.S. FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the U.S. FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The U.S. FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, U.S. FDA notification and U.S. FDA review and approval. Further, should new safety information arise, additional testing, product labeling or U.S. FDA notification may be required.

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

In addition, the distribution of prescription pharmaceutical products, including samples, is subject to the Prescription Drug Marketing Act (PDMA) which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. The Drug Supply Chain Security Act also imposes obligations on manufacturers of pharmaceutical products related to product and tracking and tracing.

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

Other U.S. Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of medical products and drug formulations that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•

The U.S. Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, among others, on the other hand. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (PPACA), amended the intent requirement of the U.S. Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•

The federal false claims laws, including the False Claims Act (FCA) and civil monetary penalties laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the U.S. Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

•

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their respective implementing regulations, imposes, among other things, specified requirements relating to the security, privacy and transmission of individually identifiable health information held by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates, persons or entities that create, use, maintain or disclose individually identifiable health information on behalf of covered entities. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•

State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that certain business activities can be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws.

Violation of the laws described above or any other governmental laws and regulations may result in significant civil, criminal and administrative penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a manufacturer becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

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

There remain judicial and Congressional challenges to certain aspects of the PPACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. In addition, CMS recently published a final rule to give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. Further, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (Tax Act) includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018 (BBA) among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a new final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (Texas District Court Judge) ruled that the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the PPACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the PPACA will impact the PPACA.

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

This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), prohibits corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and official of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

European Union General Data Protection Regulation

In addition to European Union regulations related to the approval and commercialization of our products, we may be subject to the European Union’s General Data Protection Regulation (GDPR). The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the European Union, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

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

Foreign Investment in the Pharmaceutical Industry

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (MOFCOM) and the National Development and Reform Commission (NRDC). Pursuant to the latest Catalogue, amended and issued on June 28, 2017 and effective on July 28, 2017, or the 2017 Catalogue, industries listed therein are divided into two categories: encouraged industries and the industries within the catalogue of special entry administrative measures, or the Negative List, amended and issued separately on June 28, 2018 and effective on July 28, 2018. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. Foreign investors are not allowed to invest in industries that are expressly prohibited in the Negative List. The industries that are not expressly prohibited in the Negative List are subject to government approvals and certain special requirements. For instance, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other People’s Republic of China (PRC) regulations.

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

In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises (FIE Record-filing Interim Measures). Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administrative measures. If the establishment or change of FIE matters involve the special entry administrative measures, the approval of MOFCOM or its local counterparts is still required.

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

The Drug Administration Law of China promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the Drug Administration Law of China promulgated by the Ministry of Health (MOH) in 1989 set forth the legal framework for the administration of pharmaceutical products, including the research, development and manufacturing of drugs.

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

New Drug Application

When clinical trials have been completed, an applicant shall apply to the NMPA for approval of a new drug application. The NMPA, the Center for Drug Evaluation (CDE) and the Drug Inspection Institution will conduct reviews and on-site inspections. The NMPA determines whether to approve the application according to the comprehensive evaluation opinions produced by the reviews and on-site inspections. We must obtain approval of our new drug applications before our drugs can be manufactured and sold in the Chinese market.

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

•	Category 3: Generic drugs that have equivalent quality and efficacy to the originator’s drugs have been marketed abroad, but not yet in China.
•	Category 4: Generic drugs that have equivalent quality and efficacy to the originator’s drugs and have been marketed in China.
•	Category 5: Drugs that have been marketed abroad are applied to be marketed domestically in China.

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

C.	Organizational structure.

Name	Place of Incorporation	Date of Incorporation	Main Business
ASLAN Pharmaceuticals Limited	Cayman Islands	June 2014	Investment holding
ASLAN Pharmaceuticals Pte. Ltd.	Singapore	April 2010	New drug research and development
ASLAN Pharmaceuticals Taiwan Limited	Taiwan	November 2013	New drug research and development
ASLAN Pharmaceuticals Australia Pty Ltd.	Australia	July 2014	New drug research and development
ASLAN Pharmaceuticals Hong Kong Limited	Hong Kong	July 2015	New drug research and development
ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	China	May 2016	New drug research and development
ASLAN Pharmaceuticals (USA) Inc.	United States of America	October 2018	New drug research and development
JAGUAHR Therapeutics Pte. Ltd.	Singapore	August 2019	New drug research and development

D.	Property, plants and equipment.

Our corporate headquarters are located in Singapore, where we occupy approximately 4,500 square feet of office space, the lease for which expires in 2022. We also have an office in Taipei, Taiwan. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

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

Overview

We are a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

Our portfolio is led by ASLAN004, a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. ASLAN004 has the potential to be best-in-disease for atopic dermatitis and asthma. We are conducting a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for moderate-to-severe atopic dermatitis and preliminary results from the first set of patients that have completed one month of dosing in our multiple ascending dose (MAD) study showed early signs of efficacy in the low dose cohort. We recently announced that recruitment of new patients into our MAD clinical trial has been paused in light of recently imposed government restrictions in Singapore to contain the spread of COVID-19. We intend to resume screening as soon as government restrictions are lifted and are taking steps to open sites in Australia to accelerate recruitment. The MAD clinical trial is expected to complete in the fourth quarter of 2020.

We are also developing ASLAN003, an orally active, potent inhibitor of DHODH that has the potential to be first-in-class in AML.

Since our inception in 2010, we have devoted substantially all of our resources to acquiring rights to, and developing our product candidates, including preclinical studies and clinical trials and providing general and administrative support for our operations. We have not generated any revenue from product sales and we do not currently have any products approved for commercialization. We have financed our operations through a combination of debt and equity financings and government grants. Since inception we have raised $181.9 million from the sale of our ordinary shares including $33.0 million in a public offering conducted in Taiwan on June 1, 2017, $42.2 million in a public offering conducted in the United Stated on May 4, 2018 and $14.7 million in a public offering conducted in the United Stated on December 5, 2019. Our ordinary shares are listed on the TPEx and our ADSs are listed on The Nasdaq Global Market. We did not generate revenue for the years ended December 31, 2017 and 2018. We recorded $3.0 million of revenue for the year ended December 31, 2019, which was related to out-licensing activities. To date we have outsourced our manufacturing and clinical operations to third parties. We do not intend to operate our own clinical trials or build or acquire infrastructure for manufacturing our drugs for clinical or commercial supply. All of our clinical supplies are manufactured in accordance with cGMP using high quality contract manufacturing organizations based in the United States, Europe and Asia.

As of December 31, 2019, we had cash and cash equivalents of $22.2 million. We have never been profitable and have incurred significant net losses in each period since our inception. Our consolidated net loss attributable to ordinary shareholders for the year ended December 31, 2017, 2018 and 2019 was $39.9 million, $42.2 million and $47.0 million, respectively. As of December 31, 2019, we had an accumulated deficit of $179.5 million. Our primary use of cash is to fund research and development costs. Our operating activities used $34.1 million, $39.5 million and $25.8 million of cash flows during the years ended December 31, 2017, 2018 and 2019, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

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

Out-licensing Agreements

To date, we have out-licensing agreements with BMS and BioGenetics.

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

BioGenetics – License of varlitinib for South Korea

On February 27, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right to commercialize, and if agreed, manufacture, varlitinib for the treatment of all indications in South Korea. In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $2 million as revenue from BioGenetics and are eligible to receive up to $11 million in sales and development milestones where the thresholds for payment of such sales milestones depend on the aggregate of net sales of varlitinib and ASLAN003 products under our agreements with BioGenetics. We are also eligible to receive tiered double-digit royalties on net sales up to a percentage within the mid-twenties. BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement which the parties shall use commercially reasonable efforts to enter into no later than June 30, 2020.

BioGenetics – License of ASLAN003 for South Korea

On March 11, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right to commercialize, and if agreed, manufacture, ASLAN003 for the treatment of all indications in South Korea, excluding topically administered products for the treatment of keratinocyte hyperproliferative disorders and certain non-melanoma skin cancers. In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $1 million as revenue from BioGenetics and are eligible to receive up to $8 million in sales and development milestones, the thresholds for payment of such sales milestones being the aggregate of sales of varlitinib under the license summarized above and sales of ASLAN003 products. We are also eligible to receive tiered double-digit royalties on net sales up to a percentage within the mid-twenties. BioGenetics agreed to contribute to the global R&D costs incurred by ASLAN in the clinical development of ASLAN003 in acute myeloid leukemia. BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement which the parties shall use commercially reasonable efforts to enter into no later than June 30, 2020.

Hyundai

On October 30, 2015, we entered into a collaboration and license agreement with Hyundai Pharm Co., Ltd. (Hyundai), pursuant to which we granted Hyundai the right to develop and an option to commercialize varlitinib for the treatment of cholangiocarcinoma (subsequently amended to be for the treatment of BTC) in South Korea. In consideration of the rights granted to Hyundai under the agreement, we received an upfront payment of $0.3 million from Hyundai in 2016. On February 26, 2019, prior to executing the broader agreement for varlitinib with BioGenetics above, we made a payment of $0.325 million to Hyundai to buy back the rights to varlitinib in BTC in South Korea and terminated the out-license to Hyundai.

In-licensing Agreements

We are required to make milestone payments upon the achievement of certain development, regulatory and commercial milestones and royalties based on the net sales of the licensed products and therefore, we expect our results of operations will continue to be affected by these agreements.  In 2016, we made a payment of less than $0.1 million to Exploit Technologies Pte Ltd to acquire their license that was capitalized as intangible assets. In 2018, we paid an aggregate of $23.0 million to Array Biopharma Inc. to acquire an exclusive, worldwide license to develop, manufacture and commercialize varlitinib, which was capitalized as intangible assets. In June 2018, we paid $0.5 million to CSL Limited upon the filing of our clinical trial authorization submission with the Singapore Health Sciences Authority, as required under the terms of our license agreement with CSL Limited. In December 2019, we paid Almirall S.A the sum of $82,259, being 10% of the amount received from BioGenetics in respect of the out-licence of ASLAN003 to BioGenetics dated March 11, 2019, as required under the terms of our license agreement with Almirall S.A. For the year ended December 31, 2019, we have not made any other payments related to the in-license agreements. See “Item 4.B. Information on the Company - Business overview—License and Collaboration Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

Key Components of Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales until our product candidates receive regulatory approval. We did not generate revenue for the years ended December 31, 2017 and 2018. For the year ended December 31, 2019, revenues consisted primarily of upfront payments received under out-licensing arrangements, as described above.

Cost of Revenue

We did not recognize costs of revenue for the years ended December 31, 2017 and 2018. For the year ended December 31, 2019, under the in-license agreement to develop ASLAN003 with Almirall, Almirall is eligible to receive a payment of 10% of the proceeds from the out-licensing of ASLAN003. The related cost of revenue in the amount of $82,259 payable to Almirall was recognized as operating costs accordingly. Additionally, we made a payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in cholangiocarcinoma (CCA) and recorded as operating costs in February 2019.

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

We allocate direct costs to product candidates when they enter into clinical development. For product candidates in clinical development, we allocate development and manufacturing costs to our product candidates on a program-specific basis, and we include these costs in the program-specific expenses. Our direct research and development expenses tracked by program consist primarily of external costs, such as fees paid to outside consultants, CROs, and contract manufacturing organizations in connection with our preclinical development, manufacturing and clinical development activities. We do not allocate employee costs or facility expenses, including other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately presented. We use internal resources primarily to oversee research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by program for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Direct research and development expense by product:
Varlitinib	$19,578	$17,474	$9,873
ASLAN003	778	1,623	760
ASLAN004	3,265	5,897	3,078
Other	1,368	2,241	134
Indirect research and development expense:
Employee benefit and travel expense	4,381	4,320	1,908
Other indirect research and development expense	1,011	279	834
Total research and development expense	$30,381	$31,834	$16,587

General and Administrative Expenses

General and administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and stock-based compensation. Other general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees, expenses associated with obtaining and maintaining patents and costs of our information systems. We anticipate that our general and administrative expenses will decrease in the future as we decrease our headcount and focus on our ongoing research and development.

Non-Operating Income and Expenses

Other Income

Other income is the gain recognized on the disposal of the licensed intellectual property and other rights arising from a third-party license agreement.

Other Gains and Losses, Net

Other gains and losses are primarily net gains and losses from realized and unrealized currency exchange differences incurred during the period.

Finance Costs

Finance costs are interest expenses primarily from the Singapore Economic Development Board (EDB) repayable grant, the CSL Facility, the Convertible Loan Facility and the October/November 2019 Loan Facility. For the year ended December 31, 2017, 2018 and 2019, the finance costs were $0.42 million, $0.49 million and $0.91 million, respectively.

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

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Net revenues	—	—	3,000
Cost of revenues	—	—	(407)
Operating expenses
General and administrative expenses	(8,759)	(10,514)	(8,512)
Research and development expenses	(30,381)	(31,834)	(16,587)
Total operating expenses	(39,140)	(42,348)	(25,099)
Other operating income and expenses	—	—	(23,073)
Loss from operations	(39,140)	(42,348)	(45,579)
Non-operating income and expenses
Interest income	363	268	151
Other income	—	187	—
Other gains and losses	(698)	213	(328)
Finance costs	(417)	(492)	(902)
Total non-operating income and expenses	(752)	177	(1,079)
Loss before income tax	(39,892)	(42,171)	(46,658)
Income tax expense	—	(14)	(408)
Net loss	(39,892)	(42,186)	(47,066)
Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	—	—	(55)
Total comprehensive loss	(39,892)	(42,186)	(47,121)
Net loss attributable to:
Stockholders of the Company	(39,892)	(42,186)	(47,016)
Non-controlling interests	—	—	(50)
	(39,892)	(42,186)	(47,066)
Total comprehensive loss attributable to:
Stockholders of the Company	(39,892)	(42,186)	(47,071)
Non-controlling interests	—	—	(50)
	(39,892)	(42,186)	(47,121)
Weighted-Average shares used in calculating net loss per ordinary shares, basic	124,424,960	149,739,242	162,392,602
Net loss per share, basic and diluted	(0.32)	(0.28)	(0.29)

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

We did not generate revenue for the years ended December 31, 2018. For the year ended December 31, 2019, revenues consisted of upfront payments received under out-licensing arrangements.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2018	%	2019	%
General and administrative expenses
Employee benefit and travel expenses	6,527	62%	4,847	57%
Professional fees	2,263	22%	2,544	30%
Rent relating to operating leases	1,045	10%	259	3%
Other costs	679	6%	862	10%
Total general and administrative expense	10,514	100%	8,512	100%

General and administrative expenses decreased by $2.0 million from $10.5 million for the year ended December 31, 2018 to $8.5 million for the year ended December 31, 2019. The decrease in general and administrative expenses was primarily due to the restructuring that occurred in the beginning of 2019, which caused a decrease in employee benefit and travel expenses, including a decrease in headcount and staffing costs and office administration costs. The decrease in rent relating to operating leases in 2019 was primarily due to the application of IFRS16.

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2018	%	2019	%
Research and development expenses
Preclinical and clinical development expenses	21,361	67%	13,519	81%
Manufacturing expenses	6,153	19%	1,160	7%
Employee benefit and travel expenses	4,320	14%	1,908	12%
Total research and development expenses	31,834	100%	16,587	100%

Research and development expenses decreased by $15.2 million from $31.8 million for the year ended December 31, 2018 to $16.6 million for the year ended December 31, 2019. The decrease in research and development expenses was primarily due to a decrease in preclinical and clinical development work, as well as manufacturing expenses.

Other Operating Income and Expenses

No other operating income and expenses were incurred for the year ended December 31, 2018. Other operating expenses for the year ended December 31, 2019 was $23.1 million. This was related to the write-off of intangible assets, consisting of an impairment loss of $23.0 million related to varlitinib, and $0.1 million related to ASLAN005.

Other Gains and Losses, Net

Other net gains for the year ended December 31, 2018 were $0.2 million and other net losses for the year ended December 31, 2019 were $0.3 million. The decrease in net gains was primarily attributable to foreign currency translation losses as a result of the translation of our assets, liabilities and results of operations into U.S. dollars using the relevant foreign currency exchange rates. This was caused by the weakening of the U.S. dollar against the Singapore dollar during those years.

Interest Income

Interest income for the years ended December 31, 2018 and 2019 was $0.3 million and $0.2 million, respectively. The decrease was primarily due to a decrease in deposits in banks in 2019.

Other Income

Other income for the years ended December 31, 2018 and 2019 was $0.2 million and $0.0, respectively. The decrease was primarily due to a gain on the disposal of intellectual property in 2018, with no such occurrence in 2019.

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2018 and 2019, net loss attributable to stockholders of the Company was $42.2 million and $47.0 million, respectively. The increased net losses were mostly driven by the one-off impairment loss on intangible assets.

Comparison of the Years Ended December 31, 2017 and 2018

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Form 20-F. Our operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2017	2018
	(in thousands)
Net revenue	$—	$—
Cost of revenue	—	—
Operating expenses
General and administrative expenses	(8,759)	(10,514)
Research and development expenses	(30,381)	(31,834)
Loss from operations	(39,140)	(42,348)
Non-operating income and expenses
Other income	—	187
Other gains and losses, net	(698)	213
Finance costs	(417)	(492)
Interest income	363	268
Total non-operating income (expenses)	(752)	177
Loss before income tax	(39,892)	(42,171)
Income tax expense	—	(14)
Net loss	(39,892)	(42,186)
Total comprehensive loss	(39,892)	(42,186)

Revenue

We did not generate revenue for the years ended December 31, 2017 and 2018.

General and Administrative

The following table sets forth a summary of our general and administrative expenses for the periods indicated.

	Year ended December 31,
	2017	2018
	(in thousands)
General and administrative expense
Employee benefit and travel expenses	$5,044	$6,527
Professional fees	2,103	2,263
Rent expense related to operating leases	882	1,045
Other costs	730	679
Total general and administrative expense	$8,759	$10,514

General and administrative expenses for the years ended December 31, 2017 and 2018 were $8.8 million and $10.5 million, respectively. The increase in general and administrative expenses was primarily due to an increase in employee benefit and travel expenses, including an increase in headcount and staffing costs, and office administration costs.

Research and Development

The following table sets forth a summary of our research and development expenses for the periods indicated.

	Year ended December 31,
	2017	2018
	(in thousands)
Research and development expense
Preclinical and clinical development expense	$19,459	$21,361
Manufacturing expense	6,541	6,153
Employee benefit and travel expenses	4,381	4,320
Total research and development expense	$30,381	$31,834

Research and development expenses for the years ended December 31, 2017 and 2018 were $30.4 million and $31.8 million, respectively. The increase was primarily due to an increase in preclinical and clinical development work as we advanced our drug candidate pipeline.

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

Finance Costs

Finance costs for the years ended December 31, 2017 and 2018 were $0.4 million and $0.5 million, respectively, consisting primarily of interest expense related to interest accrued on long-term borrowings. The increase was primarily due to the drawdown of the CSL Facility in 2018 that resulted in higher interest expenditure in 2018.

Interest Income

Interest income for the years ended December 31, 2017 and 2018 were $0.4 million and $0.3 million, respectively. The decrease was primarily due to a decrease in deposits in banks in 2018 that resulted in lower interest income in 2018.

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2017 and 2018, we had a net loss attributable to ordinary shareholders of $39.9 million and $42.2 million, respectively. The increases in general and administrative expenses, and research and development expenses were the key drivers of the higher net losses in 2018.

B.	Liquidity and Capital Resources.

Since inception, we have invested most of our resources in the development of our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing support for our operations. To date we have funded our operations through public and private placements of equity securities, upfront and milestone payments received from our collaborators, funding from governmental bodies and interest income from banks. In December 2019, we raised net proceeds of approximately $14.7 million in a follow on public offering of ADSs in the United States. Through December 31, 2019, we had raised aggregate gross proceeds of $181.9 million from private and public offerings, we had received aggregate gross upfront payments of $13.3 million from our collaborators and received an aggregate of $7.5 million in grants from government bodies. Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses of $39.9 million, $42.2 million and $47.1 million for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $179.5 million. Our operating activities used $34.1 million, $39.5 million and $25.8 million of cash outflows during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had cash and cash equivalents of $22.2 million.

We have not achieved profitability since our inception and we expect to continue to incur net losses for the foreseeable future. In January 2019, we implemented a corporate restructuring plan to focus our resources on its lead clinical programs: varlitinib in biliary tract cancer (BTC), ASLAN003 in acute myeloid leukaemia (AML) and ASLAN004 in atopic dermatitis. As part of the corporate restructuring plan, we substantially reduced research and development costs and administrative expenses by closing certain studies and reducing our workforce. Based on our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital requirements for at least the next 12 months from December 31, 2019. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. If our planned preclinical and clinical trials are successful, or our other product candidates enter clinical trials or advance beyond the discovery stage, we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, out-license certain intellectual property and seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ADSs and ordinary shares and any indebtedness could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all.

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

As of December 31, 2017, there were no amounts outstanding under the CSL Facility, and $4.1 million and $4.5 million in principal and accrued interest outstanding under the CSL Facility as of December 31, 2018 and 2019, respectively.

Convertible Loan Facility

On September 30, 2019, we entered into a convertible loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million. The Convertible Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date we draw down on such facility. We have the option to repay the amounts owed under the Convertible Loan Facility at any time, subject to certain conditions.

The lender will have the right to convert, at its option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of our newly issued ADSs which is calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest by (b) 90% of the volume-weighted average price of our ADSs on the date of the conversion exercise notice. Each ADS represents five of our ordinary shares. The ability to convert is subject to certain conditions, including that our ordinary shares will have been delisted from the TPEx, and expires at the expiry of the term of the loan.

In October 2019, we drew down on $1.0 million under the Convertible Loan Facility.

October/November 2019 Loan Facility

On October 25, 2019, we entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019 we entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the October/November 2019 Loan Facility). The October/November 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date we draw down the facility, which must be drawn down in full. We have the option to repay not less than $1.0 million of the amounts owed under the October/November 2019 Loan Facility at any time, subject to certain conditions. In the event that we in a single re-financing transaction raise more than ten times the aggregate loan amount prior to expiry of the term, we will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such re-financing transaction.

The October/November 2019 Loan Facility provides that, during the time that any amount is outstanding thereunder, we will not (i) incur any finance debt which is secured by a security interest or conferring repayment rights which rank in priority over those of the lenders, or (ii) carry out or implement any merger, consolidation, reorganization (other than our solvent reorganization), recapitalization, reincorporation, share dividend or other changes in our capital structure which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default (as defined in the October/November 2019 Loan Facility), the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

In October 2019, we drew down on an initial $1.95 million under the October/November 2019 Loan Facility. In connection with this initial draw down, we issued warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to certain of the lenders, at an exercise price of $2.02 per ADS. In November 2019, we drew down on the remaining $0.3 million under the October/November 2019 Loan Facility. In connection with the second draw down, we issued warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender at an exercise price of $2.02 per ADS.

The warrants are exercisable only after our ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting or (ii) expiry of the term of the October/November 2019 Loan Facility. If, by expiry of the term of the October/November 2019 Loan Facility, (i) our shares have not been delisted from TPEx and (ii) the warrants have not been exercised, the lenders shall be entitled to receive a further sum equal to 5% of the principal amount per annum, by way of additional interest, payable by us upon expiry of the loan term.

As of December 31, 2019, the aggregate carrying amount including principal and accrued interest outstanding under the Convertible Loan Facility and the October/November 2019 Loan Facility was $3.1 million.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
(In thousands)	2017	2018	2019
Net cash used in operating activities	(34,117)	(39,470)	(25,803)
Net cash (used in) provided by investing activities	(336)	(23,094)	5
Net cash provided by financing activities	33,289	40,899	19,092
Net decrease in cash and cash equivalents	(1,164)	(21,665)	(6,706)

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

Net cash used in operating activities was $39.5 million and $25.8 million for the years ended December 31, 2018 and 2019, respectively. The decrease of net cash used in operating activities for 2019 was primarily due to a decrease of $2.0 million related to general and administrative expenses, and a decrease of $15.2 million related to research and development expenses from 2018 to 2019, as we implemented a corporate restructuring plan to focus our resources on our lead clinical programs.

Net cash used in operating activities was $34.1 million and $39.5 million for the years ended December 31, 2017 and 2018, respectively. The increase of net cash used in operating activities for 2018 was primarily due to an increase of $1.7 million related to general and administrative expenses, and an increase of $1.4 million related to research and development expenses from 2017 to 2018, as we incurred more expenditures for our clinical trial activities.

Net cash used in investing activities

Net cash used in investing activities was $23.1 million and provided by investing activities was $5,380 for the years ended December 31, 2018 and 2019, respectively. The decrease in cash used in investing activities for 2019 was primarily due to the purchase of the worldwide commercial rights for varlitinib in 2018, with no such occurrence in 2019.

Net cash used in investing activities was $0.3 million and $23.1 million for the years ended December 31, 2017 and 2018, respectively. The increase in cash used in investing activities for 2018 was primarily due to the purchase of the worldwide commercial rights for varlitinib.

Net cash provided by financing activities

Net cash provided by financing activities was $33.3 million, $40.9 million and $19.1 million for the years ended December 31, 2017, 2018 and 2019, respectively, which consisted primarily of the net proceeds from our initial public offering in Taiwan in 2017, net proceeds from our issuance of ADSs in our initial public offering in the United States in 2018, and net proceeds from our issuance of ADSs in our public offering in the United States in 2019.

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

Indefinite-lived intangible asset is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. In respect of the impairment indicators, we consider both internal and external sources of information to determine whether an asset may be impaired, which may include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes with adverse effects in the use of the assets, as well as the internal reporting which indicates the economic performance of an asset is worse than expected. If any such indicators exist, we will estimate the recoverable amount of such indefinite-lived intangible asset and compare it with its carrying amount. Following the same method as used in the annual impairment testing, if the recoverable amount is less than its carrying amount, an impairment charge is recognized in the consolidated statements of comprehensive income accordingly. For the year ended December 31, 2019, in connection with varlitinib, we announced on November 11, 2019 that the global pivotal clinical trial in second-line biliary tract cancer did not meet its primary endpoints. Due to the results of this trial, management decided to terminate the further development of varlitinib and the estimated future cash flows expected to arise from the drug decreased. Management carried out a review of the recoverable amount of varlitinib and determined that the carrying amount exceeded the recoverable amount. The review led to the recognition of an impairment loss of $23.0 million, which was recognized in research and development expenses for the year ended December 31, 2019, since the drug would have no foreseeable future alternative use without further clinical trials. We do plan on performing some exploratory work, but there are no current plans to allocate any future funding for the development of varlitinib, nor is there any guarantee we will do so in the future.

Realization of Deferred Income Tax Assets

When we have net operating loss carry forwards or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable benefits will be available to utilize. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible may be utilized. Since the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. In cases where the actual profits generated are less than expected, a material adjustment of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such adjustment takes place. As of December 31, 2018 and December 31, 2019, no deferred tax asset has been recognized on tax losses due to the unpredictability of future profit streams.

Research and Development Expenses

Elements of research and development expenses primarily include: (i) payroll and other related costs of personnel engaged in research and development activities, (ii) costs related to preclinical testing of our technologies under development and clinical trials, such as payments to contract research organizations (CROs), investigators and clinical trial sites that conduct our clinical studies, (iii) costs to develop the product candidates, including raw materials, supplies and product testing related expenses; and (iv) other research and development expenses. Research and development expenses are expensed as incurred when these expenditures relate to our research and development services and have no alternative future uses. The conditions enabling the capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

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

The following table sets forth our contractual obligations as of December 31, 2019 (in thousands). Amounts we pay in future periods may vary from those reflected in the table.

	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
CSL loan facility(1)	$4,060	$—	$—	$—	$4,060
Convertible Loan Facility(2)	1,000	—	1,000	—	—
October/November 2019 Loan Facility(3)	2,250	—	2,250	—	—
Lease obligations(4)	904	377	527	—	—
	$8,214	$377	$3,777	$—	$4,060

(1)

Reflects the principal amount outstanding under the CSL Facility as of December 31, 2019. Any outstanding principal on the loan must be repaid 10 years from the date of the CSL Facility. In addition, we are required to mandatorily prepay amounts outstanding if we receive any income or revenue in connection with the commercialization or out-licensing of any intellectual property rights (other than under the license agreement with CSL Limited related to ASLAN004), in which case we are required to apply at least a low double digit percentage of such income or revenue against any amounts then-outstanding under the CSL Facility.

(2)

Reflects the principal amount outstanding under the Convertible Loan Facility as of December 31, 2019. Any outstanding principal on the loan must be repaid two years from the drawdown date of the Convertible Loan Facility.

(3)

Reflects the principal amount outstanding under the October/November 2019 Loan Facility as of December 31, 2019. Any outstanding principal on the loan must be repaid two years from the drawdown date of the October/November 2019 Loan Facility. In addition, upon an event of default, the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

(4)	Lease obligations reflect lease payments for our office space in Singapore, Taipei, Taiwan and Shanghai, China.

The table above does not include:

•	Our repayment obligations under the loan from EDB, which are contingent on future events, and which as of December 31, 2019 was approximately $10.5 million; and
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

G.	Safe Harbor.

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2020.

Name	Age	Position(s)
Executive Officers:
Carl Firth, Ph.D.	47	Chief Executive Officer and Director
Mark McHale, Ph.D.	55	Chief Development Officer and Head of R&D
Ben Goodger	57	General Counsel
Kiran Asarpota	41	Vice President Finance
Stephen Doyle	47	Chief Business Officer

Non-Executive Directors:
Andrew Howden	60	Chairman
Jun Wu, Ph.D. (representing Alnair Investment)	53	Director
Lim Chin Hwee Damien (representing BV Healthcare II Pte Ltd.)	57	Director
Kelvin Sun	57	Director
Robert E. Hoffman	54	Director

Executive Officers

Carl Firth, Ph.D. Dr. Firth founded our company in 2010 and served as our Chairman of the board of directors from June 2014 to July 2019, as our Chief Executive Officer since January 2011 and as a director since July 2010. Prior to founding our company, Dr. Firth was Head of Asia Healthcare at Bank of America Merrill Lynch, supporting public and private financing of healthcare companies and advising on M&A transactions, from January 2008 to June 2010. Prior to joining the banking industry, Dr. Firth worked for AstraZeneca from October 1998 to December 2007 in various commercial and R&D roles, including Regional Business Development Director, Asia Pacific, and Director of New Product Development, China. Dr. Firth is currently a member of Singapore’s Health and Biomedical Sciences International Advisory Council, where he has served in such capacity since September 2017, and an independent director at Singapore’s Exploit Technologies, a commercialization arm of A*STAR, which supports A*STAR in its efforts to transform the economy by driving innovation and commercializing its research outcomes, where he has served in such capacity since April 2014. Previously, Dr. Firth was an independent director of Hong Kong listed Uni-Bio Sciences, a leading Chinese biopharmaceutical company engaged in the research, development, production and commercialization of biopharmaceuticals for the Chinese healthcare market, where he served in such capacity from April 2014 to November 2017. Dr. Firth is an Adjunct Professor at Duke-NUS Medical School, a position he has held since June 2014. He holds a Ph.D. in Molecular Biology from Cambridge University (Trinity College), an Executive M.B.A. from London Business School, and a B.A. in Molecular Biology from Cambridge University.

Mark McHale, Ph.D. Dr. McHale helped found our company in 2010 and is currently serving as Chief Development Officer and Head of R&D. He previously served as our Chief Scientific Officer and Chief Operating Officer. Prior to joining us, Dr. McHale was the Head of Molecular Sciences at AstraZeneca, Respiratory & Inflammation, from 1997 to 2010. Dr. McHale was a core member of the respiratory strategy research team for half a decade where he led all new target identifications in asthma. Dr. McHale also previously worked from 1991 to 1997 at SmithKline Beecham (now GlaxoSmithKline Plc.), where he supported lead optimization projects in serotonin and dopamine receptors. Dr. McHale has a Ph.D. in Molecular Biology from the University of East Anglia in the United Kingdom, and a B.Sc. in Genetics from the University of London.

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

Non-Executive Directors

Andrew Howden. Mr. Howden has served as our Chairman of the board of directors since July 2019 and a member of our board of directors since April 2016. He currently serves as Executive Chairman of First Pharma P/L, an Australian pharmaceutical company, a position he has held since September 2016. He was previously Chairman of the True Origins Company P/L, an Australian company involved in the marketing of infant formula in China and Asia from 2016 to 2019. He previously served as the Chief Executive Officer of iNova Pharmaceuticals, an Asia Pacific pharmaceutical company developing and commercializing drugs across a range of therapeutic areas, from August 2008 to February 2015. Previously, he was the President of IMS Health, Asia Pacific, a provider of information, services and technology for the healthcare industry, from 2007 to 2008, Regional Vice President of Asia Pacific for AstraZeneca, a multinational pharmaceutical and biopharmaceutical company, from 2002 to 2006, and he has held senior executive roles at Quintiles Transnational Inc., a clinical research company, from 1998 to 2002. Mr. Howden has also previously served on the board of directors of over 20 companies within the pharmaceutical and healthcare industries. He received a B.Sc. from the University of New England (Australia), and an M.Com. from the University of New South Wales, Australia.

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

Lim Chin Hwee Damien. Mr. Lim has served as a member of our board of directors and representative for BV Healthcare II Pte Ltd. since April 2016. He is the founder and currently serves as the General Partner of BioVeda Capital, a life science venture capital fund, a position he has held since 2000. He currently serves as a non-executive director of companies in a variety of industries. He has previously held senior positions in PrimePartners and Vickers Ballas Asset Management, both private equity asset management companies, and Morgan Grenfell Asia, a merchant bank now owned by Deutsche Bank. He received his B.B.A. from the University of Houston.

Kelvin Sun. Mr. Sun has served as a member of our board of directors since April 2016. Mr. Sun has served as founder and president of Saga-Unitek Ventures, a venture capital and private equity fund management company, specializing in investing in middle-market, growth-oriented companies, as well as those funds under its management, since 1998. He currently serves as an independent director of Wonderful Hi-Tech Co. Ltd., a public Taiwanese electrical wire and cable manufacturing company, a position he has held since June 2010, and as an independent director of Tah Tong Textile Co., Ltd., a Taiwanese textile manufacturing company, a position he has held since June 2015. Mr. Sun also currently serves as a board member of Pixon Technologies, a Taiwanese optical light sources manufacturing company, a position he has held since June 2011, Newmax Technology Co., Ltd., a Taiwanese optical lens manufacturing company, a position he has held since December 2017 and the Taiwan Venture Capital Association, a position he has held since 2008. He previously served as the senior officer at Chengxin VC Group, a Taiwanese venture capital firm, from 1997 to 1998, as the Director for the Asian Engineering Center of Emerson Electric, a U.S. publicly listed industrial company, from 1995 to 1997, and as the R&D Section Leader at Prime Optical Fiber Corporation, a Taiwanese fiber optics manufacturing company, from 1992 to 1993. He holds an M.B.A. from the University of Michigan at Ann Arbor and an M.S. in Materials Science from Wayne State University.

Robert E. Hoffman. Mr. Hoffman has served a member of our board of directors since October 2018. Currently, Mr. Hoffman serves as Chief Financial Officer and Senior Vice President, Finance of Heron Therapeutics, Inc., a Nasdaq-listed company. In addition, Mr. Hoffman serves as a board member of the following Nasdaq-listed companies: Kura Oncology, Inc. (also serves as the chair of the audit committee), DelMar Pharmaceuticals, Inc. (as the chairman of the board), Aravive, Inc. (also serves as the chair of the audit committee). Prior to joining Heron Therapeutics, Mr. Hoffman served as Executive Vice President and Chief Financial Officer of Innovus Pharmaceuticals, Inc., a public pharmaceutical company, from September 2016 to April 2017. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a public biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer and part of the founding management team of Arena Pharmaceuticals, Inc. (Arena), a public biopharmaceutical company. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman formerly served as a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, and MabVax Therapeutics Holdings, Inc., a biopharmaceutical company. Mr. Hoffman serves as an advisory committee member of the Financial Accounting Standards Board (FASB). Mr. Hoffman formerly served as a director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation.

Compensation of Executive Officers and Directors

Incentive Compensation

For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $3,052,805.

We did not set aside or accrue any amounts for pension, retirement or similar benefits to members of our board of directors or executive officers in the year ended December 31, 2019.

We do not maintain any cash incentive or bonus programs. During the year ended December 31, 2019, we had no performance based compensation programs other than the SMT Long Term Incentive Plan for the years 2017, 2018 and 2019. For more information on our Long Term Incentive Plans, see the discussion below under “—Compensation Plans—2017, 2018 and 2019 SMT Long Term Incentive Plans.”

Executive Officer Compensation

Equity Awards

We did not grant any share options to our executive officers during the fiscal year ended December 31, 2019.

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

LTIP

On August 23, 2017 and February 1, 2018, we granted 1,462,000 and 104,000 bonus entitlement units to our executive officers pursuant to the 2017 LTIP, respectively. 1,160,001 bonus entitlement units granted under the 2017 LTIP remained outstanding as of December 31, 2019. On July 30, 2018, we granted 241,142 bonus entitlement units to our executive officers pursuant to the 2018 LTIP, and 168,089 units remained outstanding as of December 31, 2019.

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

As of December 31, 2019, we granted 491,020 bonus entitlement units under the 2019 LTIP. For the 491,020 units under the 2019 LTIP, they will be vested one-third each year after the first, second, and third anniversary of the award. All of the 2019 LTIP granted bonus entitlement units remained outstanding as of December 31, 2019.

Regarding the Company’s 2017, 2018 and 2019 LTIPs, the respective quoted fair value of the awards on the grant date was NT$33.45 (or $1.10), $7.90 and $2.92, based on the Taiwan share price on August 23, 2017, the closing price per ADS on July 30, 2018, and the closing price per ADS on July 30, 2019 respectively. The quoted fair value on the reporting date is based on the closing price of Taiwan share price of NT$33.20 (or $1.12) as of December 31, 2017, the closing price per ADS of $3.60 as of December 31, 2018, and the closing price per ADS of $2.03 as of December 31, 2019 respectively.

We recognized total expenses of $1,272 with respect to the LTIPs for the year ended December 31, 2019.

Other Programs

ASLAN Pharmaceuticals Pte. Ltd. has adopted defined contribution plans which are post-employment benefit plans under which we pay fixed contributions into the Singapore Central Provident Fund on a mandatory basis. ASLAN Pharmaceuticals Pte. Ltd. has no further payment obligations once the contributions have been paid. The contributions are recognized as employee compensation expense when they are due.

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

2019 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our board of directors during the year ended December 31, 2019.

Name	Fees Earned in Cash	All Other Compensation	Total
Abel Ang (representing Advanced MedTech Technologies Pte Ltd.)(1)	$—	$—	$—
Jun Wu, Ph.D. (representing Alnair Investment)	$—	$—	$—
Lim Chin Hwee Damien (representing BV Healthcare II Pte Ltd.)	$—	$—	$—
Andrew Howden	$48,750	$—	$48,750
Kelvin Sun	$29,176	$—	$29,176
Robert E. Hoffman	$75,000	$—	$75,000

(1)	Mr. Ang resigned from our board of directors on April 26, 2019.

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

2017, 2018 and 2019 SMT Long Term Incentive Plans

We maintain the 2017, 2018 and 2019 LTIPs, pursuant to which we may grant bonus entitlement unit awards. The 2017 LTIP, 2018 LTIP and 2019 LTIP became effective on August 23, 2017, July 30, 2018, and July 30, 2019, respectively, and each has a term of ten years. Awards under each LTIP may be granted to our employees. All of the awards granted in 2017, 2018 and 2019 were granted to our executive officers.

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

Composition of our Board of Directors

Our board of directors is currently composed of seven members. Our board of directors has determined that, of our seven directors, three do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the Taiwan Securities and Exchange Act (Taiwan Act). According to the Taiwan Act, during the two years before being elected and during the term of office, none of our independent directors may have been or be any of the following, which we refer to as a Restricted Person:

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

Audit Committee

The audit committee, which consists of Mr. Howden, Mr. Hoffman and Mr. Sun, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Sun serves as chairman of the audit committee. The audit committee consists exclusively of independent members of our board. Our board of directors has determined that Mr. Sun qualifies as an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules.

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

As of December 31, 2019, we had 23 full-time employees. Of these, six were engaged in full-time research and development and 17 were engaged in full-time general and administrative functions. By geography, 18 of our employees are located in Singapore, four are located in Taiwan, and one is located in China.

We have also engaged and may continue to engage independent contractors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

	As of December 31,
	2017	2018	2019
Function:
Research and development	23	28	6
General and administrative	24	28	17
Total	47	56	23

E.	Share ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 for:

•

Each beneficial owner of 5% or more of our outstanding ordinary shares determined as of January 30, 2020, which was the most recent record date of our ordinary shares under applicable procedures in Taiwan (upon which basis we are able to ascertain whether or not a holder otherwise not affiliated with us may be above the 5% threshold);

•	Each of our executive officers and directors; and
•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of February 29, 2020. Percentage ownership calculations are based on 189,954,970 ordinary shares outstanding as of February 29, 2020.

As of January 30, 2020, to the best of our knowledge, approximately 60,249,887 ordinary shares (including ordinary shares in the form of ADSs), or 31.72% of our outstanding ordinary shares as of such date, were held by nine shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ASLAN Pharmaceuticals Limited, 83 Clemenceau Avenue #12-03 UE Square, Singapore 239920 and our telephone number is +65 6222 4235.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Alnair Investment(1)	9,887,358	5.2%
Executive Officers and Directors:
Carl Firth, Ph.D.(2)	6,599,340	3.5%
Mark McHale, Ph.D.(3)	3,711,915	2.0%
Ben Goodger(4)	408,000	*
Kiran Asarpota(5)	586,996	*
Stephen Doyle(6)	—	—
Alnair Investment (represented by Jun Wu, Ph.D.)(7)	9,887,358	5.2%
BV Healthcare II Pte Ltd. (represented by Lim Chin Hwee Damien)(8)	7,542,112	4.0%
Robert E. Hoffman(9)	—	—
Andrew Howden(10)	439,510	*
Kelvin Sun	—	—
All current executive officers and directors as a group (10 persons)(11)	29,175,231	15.4%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (A) 8,823,528 ordinary shares held by Alnair Investment (Alnair) and (B) 1,063,830 ordinary shares held by Shanghai Cenova Innovation Venture Fund L.P. (Shanghai Cenova). Alnair is wholly owned and controlled by Shanghai Cenova. Shanghai Cenova Bioventure Equity Investment Fund Management Enterprise L.P. (Shanghai Cenova Bioventure) is the general partner of Shanghai Cenova. Shanghai Cenova Bioventure is owned and controlled by Dr. Wu, a member of our board of directors. As such, Dr. Wu may be deemed to have sole voting and dispositive power with respect to the shares held by Alnair and Shanghai Cenova. The addresses for Alnair and Shanghai Cenova are P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands and No. 53 Gao You Road, Shanghai, China 200031, respectively.

(2)	Consists of (A) 3,344,340 ordinary shares held by Dr. Firth, and (B) 3,255,000 ordinary shares issuable upon the exercise of share options granted to Dr. Firth that are exercisable.
(3)	Consists of (A) 1,431,915 ordinary shares held by Dr. McHale and (B) 2,280,000 ordinary shares issuable upon the exercise of share options granted to Dr. McHale that are exercisable.
(4)

Consists of (A) 128,000 ordinary shares and (B) ADSs representing 4,000 ordinary shares and (C) 276,000 ordinary shares issuable upon the exercise of share options granted to Mr. Goodger that are exercisable.

(5)	Consists of (A) 86,996 ordinary shares held by Mr. Asarpota and (B) 500,000 ordinary shares issuable upon the exercise of share options granted to Mr. Asarpota that are exercisable.
(6)	Mr. Doyle joined our senior management team as of February 1, 2018 and does not beneficially own any of our ordinary shares as of February 29, 2020.

(7)

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

(8)

Consists of 7,542,112 ordinary shares held by BV Healthcare II Pte Ltd. (BV Healthcare). BioVeda Capital Singapore Pte Ltd (BioVeda) is the investment manager of BV Healthcare. An investment committee of BV Healthcare, which includes Mr. Lim, or the BV Investment Committee, reviews and approves investment and divestment proposals submitted by BioVeda. As such, the BV Investment Committee may be deemed to have voting and dispositive power with respect to the shares held by BV Healthcare. The address for BV Healthcare is 50 Cuscaden Road #08-01 HPL House, Singapore 249724. Mr. Lim is a member of our board of directors and serves in such capacity as a representative of BV Healthcare. Mr. Lim is also a director of BV Healthcare and on the BV Investment Committee. As such, Mr. Lim may be deemed to be a beneficial owner of shares held by BV Healthcare.

(9)	Mr. Hoffman joined our board of directors as of October 30, 2018 and does not beneficially own any of our ordinary shares as of February 29, 2020.
(10)	Consists of 439,510 ordinary shares held by Mr. Howden.
(11)	Consists of the shares referenced in footnotes (2) — (10) above.
B.	Related party transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Loan Agreements with Related Parties

In 2019, we entered into loan transactions with certain related parties. See footnotes 14 and 26 to the consolidated financial statements included elsewhere in this Annual Report for further details.

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

Seventh Amended and Restated Memorandum and Articles of Association

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

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of more than one-half of all of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by our board of directors on its own initiative. Shareholders’ meetings shall also be convened on the requisition: (i) in writing of any shareholder or shareholders holding at least three percent of the issued voting share capital for one year or longer; or (ii) of one or more shareholders holding more than half of the paid up capital of the Company having the right of voting at general meetings for a period of at least three consecutive months at the date of the book closure period commences, subject to certain procedural requirements. Advance notice of at least 30 calendar days is required for convening the annual general meeting and at least 15 calendar days’ notice is required for convening extraordinary general meetings.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a meeting of our shareholders. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast in person or by proxy at a meeting of our shareholders. A special resolution is required for certain matters specified in the Companies Law as requiring approval by special resolution, including appointing a voluntary liquidator, changing our name, reducing our authorized share capital and amending our Articles and for other matters such as issuing preferred shares, transferring treasury shares at a discount to employees or subordinate companies and approving the redemption terms of any preferred shares.

A “Supermajority Resolution” is defined in our Articles as a resolution adopted by a majority vote of the shareholders at a general meeting attended by shareholders who represent two-thirds or more of our total outstanding shares or, if the total number of shares represented by the shareholders present at the general meeting is less than two-thirds of our total outstanding shares, but more than one-half of our total outstanding shares, means instead, a resolution adopted at such general meeting by the shareholders who represent two-thirds or more of the total number of shares entitled to vote on such resolution at such general meeting. Among other things, approval by Supermajority Resolution is required for us to: (i) enter into, amend, or terminate any contract for lease of its business in whole, or for entrusting business, or for regular joint operation with others, (ii) transfer the whole or any material part of its business or assets (iii) take over the transfer of another’s whole business or assets, which will have a material effect on our business operation, (iv) effect any merger (subject to certain structural exceptions) or spin-off of the company in accordance with applicable listing rules, (v) grant waiver to a director engaging in any business within the scope of our business, (vi) discharge or remove a director, (vii) capitalize an amount standing to the credit of reserves or authorize the payment of dividends out of a reserve fund and (viii) issue any employee share options at a discount. In addition, any merger, transfer of business and assets, share swap or other transaction that results in our shares ceasing to be listed on the TWSE or TPEx must be approved by the shareholders representing at least two-thirds of our issued shares.

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

Any dividends will be paid to the custodian of the ADSs being issued in an offering and shall be subject to further distribution to you as a beneficial owner of the underlying ordinary shares by the custodian. See “Description of American Depositary Shares—Dividends and Other Distributions.”

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

If we were to be liquidated, the liquidator may, with the approval by a special resolution of our shareholders (and any other approvals as may be required by applicable listing rules), divide among our shareholders in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he/she deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the approval by an ordinary resolution of our shareholders, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the approval by an ordinary resolution of our shareholders shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. Our board of directors is required to keep at the office of our service agent in Taiwan copies of our Articles, the minutes of every meeting of the shareholders and the financial statements, the register of members and the counterfoil of corporate bonds issued by us. Any shareholder may at any time request, by submitting evidentiary documents to show his or her interest, indicating the scope of such interest and specifying the document(s) he/she/it wishes to inspect or make copies of, access to inspect and to make copies of such documents, and the Company shall procure its service agent in Taiwan to arrange accordingly. In the event that a general meeting is convened by the board of directors or any other person having a right to convene the general meeting in accordance with our Articles, such convener(s) may request that the Company or its service agent in Taiwan provide them with a copy of the register of members.

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

Listing Rules

As a listed company on the TPEx, we are required to comply with the relevant ROC laws, regulations, rules and code as amended, from time to time, applicable as a result of the original and continued trading or listing of any shares on any Taiwan stock exchange or securities market, including, without limitation the relevant provisions of the Taiwan Securities and Exchange Act, the Acts Governing Relations Between Peoples of the Taiwan Area and the Mainland Area, or any similar statute and the rules and regulations of the Taiwan authorities thereunder, and the rules and regulations promulgated by the ROC FSC, the TPEx or the TWSE. This body of rules is referred to in our Articles as “Applicable Listing Rules” and a number of the provisions of our Articles are subject to the Applicable Listing Rules. In particular, provisions relating to the issue of shares generally by us, the issue of shares to employees, the recording of shareholdings and the issue of share certificates, the issue of fractional shares, the transfer of shares, carrying out mergers and spin-offs, independent directors, board powers and procedure, quorum requirements for shareholder meetings and general meeting procedure, the redemption and purchase of our shares, dealing with treasury shares, borrowing powers, the payment of dividends and other distributions, the preparation of reports and financial statements and the winding up of the company are all matters expressed to be subject to, and should be read in conjunction with, the Applicable Listing Rules. In addition to the Applicable Listing Rules, our Articles are required to be in compliance with the Shareholders’ Rights Protection Checklist, or the Checklist promulgated by the TPEx or TWSE from time to time. On March 22, 2019, our board of directors approved the Seventh Amended and Restated Memorandum and Articles of Association, which incorporated the requirements provided in the checklist promulgated by TPEx in December 2018, or the Checklist. The Seventh Amended and Restated Memorandum and Articles of Association were approved and adopted by special resolution at our annual general meeting held on June 21, 2019. On March 18, 2020, our board of directors approved the Eighth Amended and Restated Memorandum and Articles of Association (8th AR M&A), which incorporated the requirements provided in the checklist promulgated by TPEx on January 8, 2020 and is expected to be approved and adopted by special resolution at our annual general meeting to be held on June 29, 2020. Except for the requirement that non-resident or foreign investors are obligated to open certain accounts and appoint a tax guarantor in Taiwan and the restrictions described herein, there are no other restrictions on holding or exercising voting rights on our ordinary shares.

Currently, a party who is a PRC person may not hold our ordinary shares unless it is a qualified domestic institutional investor (QDII) in PRC. In addition, we have committed to the TPEx that at no time will 30% or more of our shares be held by PRC persons. Therefore, at any time when 30% of our shares are held by PRC persons, you will not be entitled to withdraw and hold the underlying ordinary shares, even if you are a QDII in PRC. Under current ROC law, a PRC person means an individual having residence in PRC (but not including a special administrative region of China such as Hong Kong or Macau, if so excluded by applicable laws of the ROC), any legal person, group, or other institutions of China and any corporation and other entity organized in countries outside of the ROC or PRC, but is directly or indirectly controlled by or directly or indirectly has more than 30% of its capital beneficially owned by any PRC person described above.

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

Convertible Loan and Warrants

In September, October and November 2019, we entered into a series of loan facilities with certain of our directors, existing stockholders or affiliates thereof, and others, for an aggregate loan amount of $3.25 million. The two types of loan facilities are described below:

Convertible Loan Facility

On September 30, 2019, we entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million. The Convertible Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date we draw down on such facility. We have the option to repay the amounts owed under the Convertible Loan Facility at any time, subject to certain conditions.

The lender will have the right to convert, at its option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of our newly issued ADSs which is calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest by (b) 90% of the volume-weighted average price of our ADSs on the date of the conversion notice. Each ADS represents five of our ordinary shares. The ability to convert is subject to certain conditions, including that our ordinary shares will have been delisted from the TPEx, and expires at the expiry of the term of the loan.

October/November 2019 Loan Facility

On October 25, 2019, we entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019, we entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million. The October/November 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date we draw down the facility, which must be drawn down in full. We have the option to repay not less than $1.0 million of the amounts owed under the October/November 2019 Loan Facility at any time, subject to certain conditions. In the event that we raise net proceeds of more than ten times the aggregate loan amount in a single financing transaction during the loan term, we will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such re-financing transaction.

The October/November 2019 Loan Facility provides that, during the time that any amount is outstanding thereunder, we will not (i) incur any finance debt which is secured by a security interest or conferring repayment rights which rank in priority over those of the lenders, or (ii) carry out or implement any merger, consolidation, reorganization (other than our solvent reorganization), recapitalization, reincorporation, share dividend or other changes in our capital structure which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default (as defined in the October/November 2019 Loan Facility), the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

In October 2019, we drew down on an initial $1.95 million under the October/November 2019 Loan Facility. In connection with this initial draw down, we issued warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to certain of the lenders, at an exercise price of $2.02 per ADS. In November 2019, we drew down on the remaining $0.3 million under the October/November 2019 Loan Facility. In connection with the second draw down, we issued warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lenders at an exercise price of $2.02 per ADS.

The warrants are exercisable only after our ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting or (ii) expiry of the term of the October/November 2019 Loan Facility. If, by expiry of the term of the October/November 2019 Loan Facility, (i) our shares have not been delisted from TPEx and (ii) the warrants have not been exercised, the lenders shall be entitled to receive a further sum equal to 5% of the principal amount per annum, by way of additional interest, payable by us upon expiry of the loan term.

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

Our Articles also provide that, where the spouse of a director, a person with a kinship to a director within the second degree, or a company controlled by or controlling a director has a direct or indirect interest in any matter, such director will be deemed to have an interest in such matter.

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

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as

The Companies Law provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging party that then ceases to exist.

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

The surviving or consolidated entity remains or becomes active while the other company or companies are automatically dissolved. Unless the shares of such shareholder are publicly listed or quoted, dissenting shareholders in a merger or consolidation of this type are entitled to payment of the fair value of their shares if such shareholder provides a written objection before the vote on such merger or consolidation. With respect to shares that are listed or quoted, a shareholder shall have similar rights only if it is required by the terms of the merger or consolidation to accept for such shares property other than (i) shares (or depositary receipts in respect thereof) in the surviving or consolidated company; (ii) listed or quoted shares (or depositary receipts in respect thereof) of another company; (iii) cash in lieu of any fractions of shares or depositary receipts described at (i) and (ii); or (iv) any combination of shares, depositary receipts or cash described in (i)—(iii).

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

Our Articles provide that in the event the resolutions with respect to a merger are approved in accordance with the laws of the Cayman Islands, any shareholder who has notified us in writing of his objection to such proposal prior to such meeting and subsequently raised his objection at the meeting may request us to purchase all of his shares at the then prevailing fair price. In the event any part of the company’s business is spun off or involved in any merger, the shareholder, who has forfeited his right to vote on such matter and expressed his dissent therefor, in writing or verbally (with a record) before or during the general meeting, may request us to buy back all of his shares at the then prevailing fair price. In the event that we fail to reach such agreement with the shareholder within 60 days after the resolution date, the shareholder may, within 30 days after such 60-day period, file a petition to any competent court of ROC for a ruling on the appraisal price, and to the extent that the ruling is capable of enforcement and recognition in the relevant jurisdiction, such ruling by such ROC court shall be binding and conclusive as between us and requested shareholder solely with respect to the appraisal price. Our 8th AR M&A if approved and adopted by special resolution at our annual general meeting to be held on June 29, 2020, provides that in the event that we fail to reach such agreement with the shareholder within 60 days after the resolution date, we shall, within 30 days after such 60 -day period, file a petition to any competent court of Taiwan for a ruling on the appraisal price against all the dissenting shareholders as the opposing party, and to the extent that the ruling is capable of enforcement and recognition in the relevant jurisdiction, such ruling by such Taiwan court shall be binding and conclusive between us and requested shareholder solely with respect to the appraisal price.

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

Our 8th AR M&A if approved and adopted by special resolution at our annual general meeting to be held on June 29, 2020, provides that, before any resolution of merger/consolidation and/or acquisition made by the board of directors, the audit committee shall review the fairness and reasonableness of the plan and transaction of the merger/consolidation and/or acquisition, and then to report the review results to the board of directors and the general meeting. When the audit committee reviews matters, it shall seek opinions from an independent expert on the justification of the share exchange ratio or distribution of cash or other assets. The review results of the audit committee and the opinions from the independent experts shall be delivered to each shareholder together with the notice of the general meeting. If we announced the same content as in aforesaid documents that shall be sent to shareholders on a website designated by the competent securities authority and those documents are prepared in our place and at the venue of the general meeting by us, those documents shall be deemed as having been sent to shareholders.

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

Our Articles provide that, in the event that a general meeting is convened by the board of directors or any other person having a right to convene the general meeting, such convener(s) may request us or our shareholders’ service agent to provide the register of members.

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

Our Articles allow for shareholders’ meetings to be convened on the requisition (i) in writing of any shareholder or shareholders holding at least three percent of the issued share capital for one year or longer or; (ii) of one or more shareholders holding more than half of the paid up capital of the Company having the right of voting at general meetings for a period of at least three consecutive months at the date the book closure period commences, subject to certain procedural requirements.

Our Articles also provide that, in the event that our board of directors does not or cannot convene a general meeting, or an independent director member of audit committee otherwise finds it necessary for the interests of shareholders, the independent director may convene a general meeting.

C.	Material contracts.

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

2018 Underwriting Agreement

We entered into an underwriting agreement among Leerink Partners LLC and Piper Jaffray & Co. as representatives of the underwriters, on May 4, 2018, with respect to the ADSs sold in our Initial Public Offering (IPO). We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

2019 Underwriting Agreement

We entered into an underwriting agreement with H.C. Wainwright & Co., LLC. as representative of the underwriters, on December 2, 2019, with respect to certain ADSs sold in our public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.	Exchange controls.

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs.

Approval by the Investment Commission, the Ministry of Economic Affairs, is required for all foreign investments into Taiwanese entities regardless of the remittance amount, which does not relate to foreign exchange control but may be relevant to the import of capital. The Republic of China (ROC) has foreign exchange controls over the import and export of capital relating to ASLAN Pharmaceuticals Taiwan Limited, or ASLAN Taiwan. As long as ASLAN Taiwan receives the relevant governmental approval for the inward and outward remittances, or the accumulated remittances in a year do not exceed the annual quota (which is currently $50 million for inward remittances and $50 million for outward remittances), ASLAN Taiwan may import (subject to the foreign investment approval from the Investment Commission) or export capital without foreign exchange controls, provided that it has submitted a foreign exchange report form, and in the case of a remittance in excess of $1 million, has provided for review the necessary documents to prove the purpose of the remittances.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ADSs and hold such ADSs as capital assets (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” “wash sale” or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to Section 451(b) of the Code, entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes or other pass-through entities, including hybrid entities and disregarded entities, and investors in such entities). In addition, this discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the U.S. federal income tax consequences to a partner relating to an investment in such ordinary shares or ADSs will depend in part upon the activities of such entity and the status of the particular partner. Partnerships holding our ordinary shares and partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (PFIC) for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (PFIC asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were a PFIC for the taxable years ended December 31, 2018 and December 2019, and we may be a PFIC for the current taxable year. Because our income for the next several taxable years is expected to consist principally of interest from cash and cash equivalents received from recent offerings, we believe that we likely will be a PFIC under the PFIC income test in future taxable years as well. In part, because we may hold a substantial amount of cash and cash equivalents following recent offering, and because the calculation of the value of our assets after recent offering may be based in part on the value of our ordinary shares or ADSs, which may fluctuate considerably, we believe we may also be a PFIC in future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not successfully challenge our position.

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

In general, a U.S. Holder makes a mark-to-market election by attaching a properly executed IRS Form 8621 to its U.S. federal income tax return for the first taxable year to which it wishes the election to apply.

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

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (QEF) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

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

Distributions on our ordinary shares or ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate if certain requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Each U.S. Holder who is a shareholder of a PFIC must file an annual report on IRS Form 8621 (or any successor form) containing certain information, generally with the U.S. Holder’s U.S. federal income tax return for the relevant year. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and have received an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 30 years from 3 January 2018, being the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or ordinary shares, debentures or other obligations of ours.

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

We have foreign currency transactions, which expose us to foreign currency risks. The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2018 were as follows:

	December 31, 2018
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
	SG$	2,297,231	0.7335	US$	1,685,019

Financial liabilities

Monetary items
	SG$	13,515,737	0.7335	US$	9,914,437

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

The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2019 were as follows:

	December 31, 2019
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
	SG$	2,538,168	0.7431	US$	1,886,160
	GBP	999,471	1.3187	US$	1,318,000

Financial liabilities

Monetary items
	SG$	15,126,578	0.7431	US$	11,240,843

A hypothetical rate change of 5% is used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. Based on outstanding foreign currency-denominated monetary items, a 5% weakening of the U.S. dollar against the Singapore dollar would result in a $0.5 million increase to net loss and decrease to equity and a 5% weakening of the U.S. dollar against the British Pound would result in a $0.07 million decrease to net loss and increase to equity for the year ended December 31, 2019.

B.	Interest Rate Risk

We are exposed to interest rate risk because entities in the Company borrowed funds at both fixed and floating interest rates. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings.

The sensitivity analysis below is determined based on the Company’s exposure to interest rates for fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, our pre-tax loss for the years ended December 31, 2018 and 2019 would have decreased/increased around by $0.10 million and $0.15 million, respectively.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

JPMorgan Chase Bank, N.A. (JPMorgan) as depositary bank, registers and delivers our American Depositary Shares, also referred to as ADSs. Each ADS will represent an ownership interest in a designated number of our ordinary shares which we will deposit with the depositary or the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs. The depositary’s office is located at 4 New York Plaza, Floor 12, New York, NY, 10004. A form of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

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

Our management, with the participation of our Chief Executive Officer and Vice President of Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and Vice President of Finance have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. Our Code of Business Conduct is applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We have posted a copy of our Code of Business Conduct on our website at http://ir.aslanpharma.com/corporate-governance/highlights. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website and approve by board of directors. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. See “Item 6.C. Directors, Senior Management and Employees— Code of Business Conduct and Ethics” for more information.

Item 16C. Principal Accountant Fees and Services.

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (Deloitte Entities) for the years ended December 31, 2018 and 2019. All audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, entitled “Audit Committee Administration of the Engagement”.

	Year Ended December 31,
Fee Category	2018	2019
	(in thousands)
Audit fees	$404	$417
Total	$404	$417

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC (Nasdaq), we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-53 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.	6-K	001-38475	99.2	10/31/2019

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit A to the Registrant’s Form F-6 filed with the Securities and Exchange Commission on April 13, 2018).	F-6	333-224273	EX-99.A	04/13/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-6	333-224273	EX-99.A	04/13/2018

2.3	Form of Warrant to purchase American Depositary Shares to be issued to October 2019 Loan Facility lenders.	6-K	001-38475	99.5	10/31/2019

2.4*	Description Of Securities Registered Under Section 12 of the Exchange Act.

4.1†	ASLAN Pharmaceuticals Limited 2014 Employee Share Option Scheme Plan.	F-1	333-223920	10.1	03/26/2018

4.2†	ASLAN Pharmaceuticals Limited 2017 Employee Share Option Plan 1.	F-1	333-223920	10.2	03/26/2018

4.3†	ASLAN Pharmaceuticals Pte. Ltd. 2017 SMT Long Term Incentive Plan.	F-1	333-223920	10.3	03/26/2018

4.4#	License Agreement, dated January 3, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and Array BioPharma Inc.	F-1	333-223920	10.4	03/26/2018

4.5#	Amended Development and License Agreement, dated December 21, 2015, by and between ASLAN Pharmaceuticals Pte. Ltd. and Almirall, S.A., as amended.	F-1	333-223920	10.5	03/26/2018

4.6#	License Agreement, dated May 12, 2014, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited, as amended.	F-1	333-223920	10.6	03/26/2018

4.7#	Agreement Amendment No. 1 to License Agreement, dated September 18, 2018, by and between ASLAN Pharmaceuticals PTE. Ltd. and CSL Limited.	6-K	001-38475	10.1	01/09/2019

4.8*

Tenancy Agreement in Respect of Unit #12-03 83, Clemenceau Avenue, UE Square, Singapore 239920, dated May 28, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and United Engineers Limited, as amended.

4.9†	Form of Indemnity Agreement by and between ASLAN Pharmaceuticals Limited and each director and executive officer.	F-1/A	333-223920	10.9	04/16/2018

4.10+	License Agreement, dated February 27, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.10	04/29/2019

4.11+	License Agreement, dated March 11, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.11	04/29/2019

4.12+	Deed of Amendment and Restatement, dated May 31, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	06/17/2019

4.13	Loan Facility dated September 30, 2019.	6-K	001-38475	99.3	10/31/2019

4.14	Loan Facility dated October 25, 2019.	6-K	001-38475	99.4	10/31/2019

8.1*	Subsidiaries of the registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
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

ASLAN Pharmaceuticals Limited

Date: April 16, 2020	By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASLAN Pharmaceuticals Limited (the “ASLAN Cayman”) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Deloitte & Touche

Taipei, Taiwan

Republic of China

April 16, 2020

We have served as the Company’s auditor since 2014.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(In U.S. Dollars, other than shares or share data, or otherwise noted)

ASSETS	2018	2019
CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$28,908,901	$22,203,031
Prepayments	183,599	68,923
Total current assets	29,092,500	22,271,954
NON-CURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 4,7 and 17)	60,004	68,256
Financial assets at fair value through other comprehensive income (Notes 4, 8 and 17)	187,244	132,160
Property, plant and equipment (Notes 4 and 10)	288,418	38,333
Right-of-use assets(Notes 3, 4 and 11)	—	727,866
Intangible assets (Notes 4, 12 and 17)	23,080,592	2,845
Refundable deposits	172,080	108,076
Total non-current assets	23,788,338	1,077,536
TOTAL ASSETS	$52,880,838	$23,349,490
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$5,315,737	$1,871,843
Other payables (Notes 13 and 21)	2,682,661	3,246,842
Lease Liabilities - current (Notes 3, 4 and 11)	—	264,543
Total current liabilities	7,998,398	5,383,228
NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 4, 7)	—	262,350
Long-term borrowings (Note 14, 26)	13,974,794	17,065,305
Long-term borrowings from related parties (Note 14, 26)	—	566,176
Lease Liabilities - non-current (Notes 3, 4 and 11)	—	490,835
Other non-current liabilities (Note 21)	289,613	184,870
Total non-current liabilities	14,264,407	18,569,536
Total liabilities	22,262,805	23,952,764
EQUITY (DEFICIT) ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY (Note 16)
Ordinary shares	51,627,219	61,366,844
Capital surplus	111,459,672	116,495,710
Accumulated deficits	(132,468,858)	(179,484,825)
Other reserves	—	(55,084)
Total equity (deficit) attributable to stockholders of the Company	30,618,033	(1,677,355)
NON-CONTROLLING INTERESTS	—	1,074,081
Total equity (deficit)	30,618,033	(603,274)
TOTAL LIABILITIES AND EQUITY	$52,880,838	$23,349,490

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2017	2018	2019
NET REVENUE (Note 17)	$—	$—	$3,000,000
COST OF REVENUE (Note 17)	—	—	(407,259)
GROSS PROFIT	—	—	2,592,741
OPERATING EXPENSES (Notes 15, 18 and 21)
General and administrative expenses	(8,758,710)	(10,513,707)	(8,511,699)
Research and development expenses	(30,381,016)	(31,834,364)	(16,586,617)
Total operating expenses	(39,139,726)	(42,348,071)	(25,098,316)
OTHER OPERATING INCOME AND EXPENSES (Notes 12 and 18)	—	—	(23,073,400)
LOSS FROM OPERATIONS	(39,139,726)	(42,348,071)	(45,578,975)
NON-OPERATING INCOME AND EXPENSES
Interest income	363,137	268,330	150,610
Other income (Note 17)	—	187,244	—
Other gains and losses (Note 18)	(698,691)	213,243	(327,558)
Finance costs (Note 4 and 18)	(416,698)	(491,904)	(901,612)
Total non-operating income and expenses	(752,252)	176,913	(1,078,560)
LOSS BEFORE INCOME TAX	(39,891,978)	(42,171,158)	(46,657,535)
INCOME TAX EXPENSE (Notes 4 and 19)	—	(14,439)	(408,002)
NET LOSS FOR THE YEAR	(39,891,978)	(42,185,597)	(47,065,537)
OTHER COMPREHENSIVE LOSS (Note 16)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	—	—	(55,084)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(39,891,978)	$(42,185,597)	$(47,120,621)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(39,891,978)	$(42,185,597)	$(47,015,967)
Non-controlling interests	—	—	(49,570)
	$(39,891,978)	$(42,185,597)	$(47,065,537)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(39,891,978)	$(42,185,597)	$(47,071,051)
Non-controlling interests	—	—	(49,570)
	$(39,891,978)	$(42,185,597)	$(47,120,621)
LOSS PER SHARE (Note 20)
Basic and diluted	$(0.32)	$(0.28)	$(0.29)

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	Equity Attributable to Stockholders of the Company
			Capital Surplus (Note 16)					Unrealized Valuation Loss on Financial Assets at Fair Value Through Other	Non-
	Ordinary Shares (Note 16)		Ordinary	Share Options			Accumulated	Comprehensive Income	controlling Interests	Total
	Shares	Amount	Shares	Reserve	Other	Total	Deficits	(Note 16)	(Note 22)	Equity
BALANCE AT JANUARY 1, 2017	115,670,940	$36,710,066	$50,119,257	$5,136,828	$—	$55,256,085	$(50,391,283)	$—	$—	$41,574,868
Issuance of new share capital (Notes 16 and 21)	14,458,000	4,803,950	28,265,033	(8,032)	—	28,257,001	—	—	—	33,060,951
Recognition of employee share options by the Company (Note 21)	—	—	—	769,595	—	769,595	—	—	—	769,595
Net loss for the year ended December 31, 2017	—	—	—	—	—	—	(39,891,978)	—	—	(39,891,978)
Total comprehensive loss for the year ended December 31, 2017	—	—	—	—	—	—	(39,891,978)	—	—	(39,891,978)
BALANCE AT DECEMBER 31, 2017	130,128,940	41,514,016	78,384,290	5,898,391	—	84,282,681	(90,283,261)	—	—	35,513,436
Issuance of new share capital (Note 16)	30,000,000	10,073,977	32,106,023	—	—	32,106,023	—	—	—	42,180,000
Transaction costs attributable to the issuance of ordinary shares	—	—	(5,388,866)	—	—	(5,388,866)	—	—	—	(5,388,866)
Issuance of ordinary shares under employee share option plan (Note 21)	120,000	39,226	41,915	(33,141)	—	8,774	—	—	—	48,000
Recognition of employee share options by the Company (Note 21)	—	—	—	451,060	—	451,060	—	—	—	451,060
Net loss for the year ended December 31, 2018	—	—	—	—	—	—	(42,185,597)	—	—	(42,185,597)
Total comprehensive loss for the year ended December 31, 2018	—	—	—	—	—	—	(42,185,597)	—	—	(42,185,597)
BALANCE AT DECEMBER 31, 2018	160,248,940	51,627,219	105,143,362	6,316,310	—	111,459,672	(132,468,858)	—	—	30,618,033
Issuance of new share capital (Note 16)	29,466,030	9,660,993	5,072,022	—	—	5,072,022	—	—	—	14,733,015
Transaction costs attributable to the issuance of ordinary shares	—	—	(1,444,791)	—	—	(1,444,791)	—	—	—	(1,444,791)
Issuance of ordinary shares under employee share option plan (Note 21)	240,000	78,632	29,598	(84,230)	—	(54,632)	—	—	—	24,000
Recognition of employee share options by the Company (Note 21)	—	—	—	42,511	—	42,511	—	—	—	42,511
Changes in percentage of ownership interests in subsidiaries (Note 22)	—	—	—	—	1,376,349	1,376,349	—	—	(1,376,349)	—
Equity component of long-term debt borrowed by the Company (Note 16)	—	—	—	—	44,579	44,579	—	—	—	44,579
Net loss for the year ended December 31, 2019	—	—	—	—	—	—	(47,015,967)	—	(49,570)	(47,065,537)
Other comprehensive income for the year ended December 31, 2019, net of income tax	—	—	—	—	—	—	—	(55,084)	—	(55,084)
Total comprehensive loss for the year ended December 31, 2019	—	—	—	—	—	—	(47,015,967)	(55,084)	(49,570)	(47,120,621)
Net increase in non-controlling interests									2,500,000	2,500,000
BALANCE AT DECEMBER 31, 2019	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(39,891,978)	$(42,171,158)	$(46,657,535)
Adjustments for:
Depreciation expenses	200,918	235,410	441,004
Amortization expenses	9,058	6,355	4,347
Net (gain) loss on fair value changes of financial assets at fair value through profit or loss	—	(60,004)	46,985
Finance costs	416,698	491,904	901,612
Interest income	(363,137)	(268,330)	(150,610)
Compensation costs of share-based payment transactions	1,126,595	1,289,737	43,783
Loss on disposal of property, plant and equipment	31,337	—	74,195
Unrealized (gain) loss on foreign exchange, net	698,608	(256,918)	135,344
Impairment loss recognized on intangible assets	—	—	23,073,400
Loss on lease modification	—	—	64,287
Gain on disposal of licensed rights	—	(187,244)	—
Changes in operating assets and liabilities
Decrease in accounts receivable	1,294,034	—	—
(Increase) decrease in prepayments	17,636	(111,653)	114,676
Increase (decrease) in trade payables	1,621,449	1,417,446	(3,443,894)
Increase (decrease) in other payables	358,787	(108,947)	(156,874)
Cash used in operations	(34,479,995)	(39,723,402)	(25,509,280)
Interest received	363,137	268,330	150,610
Interest paid	—	—	(36,037)
Income tax paid	—	(14,439)	(408,002)
Net cash used in operating activities	(34,116,858)	(39,469,511)	(25,802,709)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(291,432)	(80,262)	(2,992)
Proceeds from disposal of property, plant and equipment	—	—	5,826
Payments for intangible assets	(8,844)	(23,002,895)	—
(Increase) decrease in refundable deposits	(36,168)	(11,133)	2,546
Net cash (used in) generated from investing activities	(336,444)	(23,094,290)	5,380
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	228,514	4,060,357	3,250,000
Repayment of the principal portion of lease liabilities	—	—	(243,265)
Proceeds from new share capital	33,060,951	42,180,000	14,733,015
Proceeds from exercise of employee share options	—	48,000	24,000
Payments for transaction costs attributable to the issuance of ordinary shares	—	(5,388,866)	(1,172,291)
Proceeds from non-controlling interests	—	—	2,500,000
Net cash generated from financing activities	33,289,465	40,899,491	19,091,459
NET DECREASE IN CASH AND CASH EQUIVALENTS	$(1,163,837)	$(21,664,310)	$(6,705,870)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	51,737,048	50,573,211	28,908,901
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$50,573,211	$28,908,901	$22,203,031

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

1.	GENERAL INFORMATION

ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 as the listing vehicle for the initial public offering and listing on both the Taipei Exchange (“TPEx”) in Taiwan and the Nasdaq Global Market in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the development of novel drugs for Asia prevalent cancers.

ASLAN Cayman’s shares have been listed on the TPEx since June 1, 2017. In addition, ASLAN Cayman also increased capital through a new share issuance by a depositary institution in order to sponsor its issuance of American Depositary Shares (ADSs), which have been listed on the Nasdaq Global Market, on May 4, 2018.

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company is the U.S. dollar.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Company’s board of directors on April 14, 2020.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS
a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year.

The Company has applied the amendments to IFRSs included in Annual Improvements to IFRSs 2015-2017 Cycle, Amendments to IFRS 9 “Prepayment Features with Negative Compensation”, IFRS 16 “Leases”, Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”, Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”, and IFRIC 23 “Uncertainty over Income Tax Treatments” for the annual period that began on or after January 1, 2019.

The adoption and impact of these standards from January 1, 2019 are described as below and the new accounting policies are disclosed in Note 4. The other standards did not have material impact on the Company’s accounting policies.

IFRS 16 “Leases”

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessee and lessor. It supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, and a number of related interpretations. Refer to Note 4 for information relating to the relevant accounting policies.

Definition of a lease

A lease is defined as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration under IFRS 16.

The Company elects to apply the guidance of IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 are not reassessed and are accounted for in accordance with the transitional provisions under IFRS 16.

The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value asset and short-term leases are recognized as expenses on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. On the consolidated statements of cash flows, cash payments for the principal portion of lease liabilities are classified within financing activities; cash payments for the interest portion are classified within operating activities. Prior to the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis. Cash flows for operating leases were classified within operating activities on the consolidated statements of cash flows.

The Company elects to apply IFRS 16 retrospectively with the cumulative effect of the initial application of this standard recognized in retained earnings on January 1, 2019. Comparative information is not restated.

Lease liabilities were recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities. The Company applies IAS 36 to all right-of-use assets.

The Company also applies the following practical expedients:

1)	The Company accounts for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.
2)	The Company excludes initial direct costs from the measurement of right-of-use assets on January 1, 2019.
3)	The Company uses hindsight, such as in determining lease terms, to measure lease liabilities.

The weighted average lessee’s incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 6%. The difference between the (i) lease liabilities recognized and (ii) operating lease commitments disclosed under IAS 17 on December 31, 2018 is explained as follows:

The future minimum lease payments of non-cancellable operating lease commitments on December 31, 2018	$599,393
Less: Recognition exemption for short-term leases	(261,622)
Less: Recognition exemption for leases of low-value assets	(1,097)
Undiscounted amounts on January 1, 2019	$336,674
Discounted amounts using the incremental borrowing rate on January 1, 2019	$323,850
Lease liabilities recognized on January 1, 2019	$323,850

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2019
Total effect on assets (right-of-use assets)	$—	$323,850	$323,850
Lease liabilities - current	$—	$219,039	$219,039
Lease liabilities - non-current	$—	104,811	$104,811
Total effect on liabilities		$323,850

b.	New and revised IFRSs issued but not yet effective

Of the new, amended and revised standards and interpretations (collectively the “New IFRSs”) that have been issued but are not yet effective, the Company has not applied the following.

New, Amended or Revised Standards and Interpretations	Effective Date Announced by IASB (Note 1)
Amendments to IFRS 3 “Definition of a Business”	January 1, 2020 (Note 2)
Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”	January 1, 2020
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2021
Amendments to IAS 1 “Classification of Liabilities as Current or Non-Current”	January 1, 2022
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020 (Note 3)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 3:	The Company shall apply these amendments prospectively for annual reporting periods beginning on or after January 1, 2020.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Statement of compliance

The accompanying consolidated financial statements have been prepared in conformity with IFRSs issued by the IASB.

b.	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments and trade payable arising from cash-settled share-based payment arrangements which are measured at fair value.

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
2)	Liabilities due to be settled within 12 months after the reporting period; and
3)

Liabilities for which the Company does not have an unconditional right to defer settlement for at least 12 months after the reporting period. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Assets and liabilities that are not classified as current are classified as non-current.

d.	Basis of consolidation

The consolidated financial statements include the financial statements of ASLAN Cayman and entities controlled by ASLAN Cayman (its subsidiaries). When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the stockholders of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the stockholders of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Companylosing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the interests of the Company and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the Company.

See Note 9 for detailed information on subsidiaries (including percentages of ownership and main businesses).

e.	Foreign currencies

The reporting currency of the Company is the U.S. dollar. The functional currency of the majority of the Company’s entities is the U.S. dollar.

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

Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the respective asset and is recognized in profit or loss.

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

h.	Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets in order to determine whether there is any indication that those assets have suffered any impairment loss. If any such indication exists, the recoverable amount of an asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available are not subject to amortization, but are tested annually for impairment or more frequently if there are indicators of impairment. In respect of the impairment indicators, the Company considers both internal and external sources of information to determine whether an asset may be impaired, which may include the significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes with adverse effects in the use of the assets, as well as the internal reporting which indicates the economic performance of an asset is worse than expected. If any such indicators exist, the Company will estimate the recoverable amount of such indefinite-lived intangible asset and compare it with its carrying amount.

The recoverable amount is the higher of fair value, less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the corresponding asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized on the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

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

Financial assets at FVTPL are subsequently measured at fair value, with any gains or losses arising on remeasurement recognized in other gains or losses. Fair value is determined in the manner described in Note 25.

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

For the financial assets measured at amortized cost (including cash and cash equivalents and refundable deposits), the Company applies the effective interest method to the gross carrying amount at amortized cost less any impairment from initial recognition. Any foreign exchange gains and losses are recognized in profit or loss.

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

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVTOCI. Designation as at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments; instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

b)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

For financial instruments, the Company recognizes lifetime expected credit losses (i.e., ECLs) when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECLs.

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

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

c)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.

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

Equity instruments issued by the Company entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by the Company entity are recognized at the proceeds received, net of direct issue costs.

No gain or loss is recognized in profit or loss on the issuance of the Company’s own equity instruments.

3)	Financial liabilities
a)	Subsequent measurement

Except the following situations, all financial liabilities are measured at amortized cost using the effective interest method:

1)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when such financial liabilities are either held for trading or are designated as at FVTPL.

Financial liabilities held for trading are stated at fair value, and any gains or losses on such financial liabilities are recognized in other gains or losses.

Fair value is determined in the manner described in Note 25.

b)	Derecognition of financial liabilities

The difference between the carrying amount of a financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Compound instruments

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or upon the instrument’s maturity date. Any embedded derivative liability is bifurcated and measured at fair value.

5)	Derivative financial instruments

Derivatives embedded in hybrid contracts that contain financial asset hosts that is within the scope of IFRS 9 are not separated; instead, the classification is determined in accordance with the entire hybrid contract. Derivatives embedded in non-derivative host contracts that are not financial assets that is within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative; their risks and characteristics are not closely related to those of the host contracts; and the host contracts are not measured at FVTPL.

j.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the out-licensing of experimental drugs that have reached ‘proof of concept’ to business partners for ongoing global development and launch, in the ordinary course of the Company’s activities. Revenue is presented, net of goods and services tax, rebates and discounts. See Note 15 for details of the Company’s licensing agreements.

The Company recognizes revenue when it has completed the out-licensing of the experimental drug to business partners, and such partners have accepted the products. Thus, the collectability of the related receivables is reasonably assured.

Typically the consideration received from out-licensing may take the form of upfront payments, option payments, milestone payments, and royalty payments on licensed products. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

1)	Identify the contract with a customer;
2)	Identify the performance obligations in the contract;
3)	Determine the transaction price;
4)	Allocate the transaction price to the performance obligations in the contract; and
5)	Recognize revenue when (or as) the Company satisfies the performance obligations.

At the inception of a contract, the Company assesses the goods or services promised within each contract to determine whether each promised good or service is distinct and identify those that are performance obligations. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Upfront License Fees

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognize revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other performance obligations, the Company uses judgment to assess the nature of the combined performance obligation to determine whether it is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress at the end of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments

At the inception of each contract with customers that includes development or regulatory milestone payments (i.e., the variable consideration), the Company includes some or all amount of variable consideration in the transaction price estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty related to the variable consideration is subsequently resolved. Milestone payments that are contingent upon the achievement of events that are uncertain or not controllable, such as regulatory approvals, are generally not considered highly probable of being achieved until those approvals are received. Therefore, they are not included in the transaction price. At the end of each reporting period, the Company evaluates the probability of achievement of such milestone payments and any related constraints and, if necessary, adjusts the Company’s estimate of the overall transaction price.

Royalties

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of the following:

1)	when the subsequent sales occur, or
2)	when the performance obligation, to which some or all of the royalty has been allocated, has been satisfied (or partially satisfied).

To date, the Company has not recognized any royalty revenue resulting from any of out-licensing arrangements.

k.	Research and development expenses

Elements of research and development expenses primarily include:

1)	payroll and other related costs of personnel engaged in research and development activities;
2)

costs related to preclinical testing of the Company’s technologies under development and clinical trials, such as payments to contract research organizations (“CROs”), investigators and clinical trial sites that conduct the Company’s clinical studies;

3)	costs to develop the product candidates, including raw materials, supplies and product testing related expenses; and
4)	other research and development expenses.

Research and development expenses are expensed as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses. The conditions enabling the capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

l.	Leasing

2019

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease.

The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for short-term leases and low-value asset leases accounted for applying a recognition exemption where lease payments are recognized as expenses on a straight-line basis over the lease terms.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented on a separate line in the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments and the default fine arises from lease termination. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses the incremental borrowing rate.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented on a separate line in the consolidated balance sheets.

If a change in the scope of the lease, or the consideration of a lease, that was no part of the original terms and conditions of the lease takes place, and both the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract, the Company shall account for a lease modification as a separate lease. For a lease modification that is not accounted for as a separate lease, at the effective date of the lease modification, the Company shall remeasure the lease liability by discounting the revised lease payments using a revised discount rate.

The Company shall account for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease, shall recognize in profit or loss any gain or loss relating to the partial or full termination of the lease, and shall make a corresponding adjustment to the right-of-use asset for all other lease modification.

2018

Leases are classified as finance leases whenever the terms of a lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessee

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

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of employee share options that will eventually vest, with a corresponding increase in “capital surplus - employee share options”. The fair value determined at the grant date of the employee share options is recognized as an expense in full at the grant date when the share options granted vest immediately.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus.

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

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.

Impairment of intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually and whenever an indicator of impairment exists. The Company assesses whether there is an indication of impairment based on internal and external information, including the progress of research and development project and the prospect of such technology. Determining whether an intangible asset is impaired requires an estimation of the recoverable amount and a comparison with the carrying amount. The calculation of the recoverable amount requires management to estimate the future cash flows that are expected to arise from the intangible asset and a suitable discount rate in order to calculate the present value. Any change of estimation arising from economic environment changes or the Company’s strategies may lead to significant impairment loss in the future.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2018	2019
Cash on hand	$2,318	$1,723
Deposits in banks	28,906,583	22,201,308
	$28,908,901	$22,203,031

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk or change in value.

The market rate intervals of time deposits at the end of the reporting period were as follows:

	December 31
	2018	2019
Fixed deposits	2.57%	—

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2018	2019
Financial assets at fair value through profit or loss (FVTPL) - Non-current
Financial assets mandatorily classified as at FVTPL
Derivative financial assets – warrants (a)	$60,004	$13,019
Derivative financial assets - pre-redemption right (b)	—	55,237
	$60,004	$68,256
Financial liabilities at fair value through profit or loss (FVTPL) - Non-current
Financial liabilities designated as at FVTPL (c)
Derivative financial liabilities - conversion right	$—	$262,350

a.	In July 2018, the Company acquired warrants to subscribe for ordinary shares of DotBio Pte. Ltd., as detailed in Note 17 (under the heading of “Nanyang Technological University”).
b.

On October 25, 2019, the Company entered into a loan facility agreement with warrants and was entitled to repay at any time prior to expiry of the term, as detailed in Note 14 (under the heading of “October / November 2019 Loan Facility”).

c.	On September 30, 2019, the Company entered into a convertible loan facility, as detailed in Note 14 (under the heading of “Convertible Loan Facility”).
8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31
	2018	2019
Non-current
Investments in equity instruments at FVTOCI
Foreign unlisted ordinary shares	$187,244	$132,160

In July 2018, the Company acquired ordinary shares of DotBio Pte. Ltd., as detailed in Note 17 (under the heading of Nanyang Technological University), which were not held for trading. The management believes that to recognize short-term fluctuations in the investments’ fair value in profit or loss would not be consistent with the Company’s purpose of holding the investments. As a result, the Company elected to designate the investments in equity instruments as at FVTOCI.

9.	SUBSIDIARIES

a.	Subsidiaries included in the consolidated financial statements

			Proportion of Ownership (%)
			December 31
Investor	Investee	Nature of Activities	2018	2019	Remark
ASLAN Pharmaceuticals Limited	ASLAN Pharmaceuticals Pte. Ltd.	Investment holding	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Taiwan Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Australia Pty Ltd	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Hong Kong Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Hong Kong Limited	ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals (USA) Inc.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	Jaguahr Therapeutics Pte. Ltd.	New drug research and development	—	55%	1

Remarks:

1)

Jaguahr Therapeutics Pte. Ltd. is a subsidiary that has material non-controlling interests. On October 15, 2019 the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The joint venture company, in which the Company currently owns a controlling stake, is called Jaguahr Therapeutics Pte. Ltd.

b.	Details of subsidiaries that have material non-controlling interests

		Proportion of Ownership and Voting Rights Held by Non-controlling Interests
		December 31
Name of Subsidiary	Principal Place of Business	2019
Jaguahr Therapeutics Pte. Ltd.	Singapore	45%

	Profit (Loss) Allocated to Non-controlling Interests	Accumulated Non-
	For the Year Ended	controlling Interests
	December 31	December 31
Name of Subsidiary	2019	2019
Jaguahr Therapeutics Pte. Ltd.	$(49,570)	$1,074,081

The summarized Jaguahr Therapeutics Pte. Ltd. financial information below represents amounts before intragroup eliminations.

December 31
2019
Current assets	$2,463,003
Non-current assets	—
Current liabilities	(76,155)
Non-current liabilities	—
Equity	$2,386,848

Equity attributable to:
Stockholders of the Company	$1,312,767
Non-controlling interests	1,074,081
$2,386,848

For the Year Ended December 31
2019
Revenue	$—

Loss for the year	$(113,923)
Other comprehensive income (loss) for the year	—
Total comprehensive loss for the year	$(113,923)

Loss attributable to:
Stockholders of the Company	$(64,353)
Non-controlling interests	(49,570)
$(113,923)

Total comprehensive loss attributable to:
Stockholders of the Company	$(64,353)
Non-controlling interests	(49,570)
$(113,923)

Net cash inflow/(outflow) from:
Operating activities	$(1,355,768)
Investing activities	—
Financing activities	2,500,771

Net cash inflow	$1,145,003

10.PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2018	2019
Office equipment	$98,820	$31,105
Other equipment	11,052	1,938
Leasehold improvements	178,546	5,290
	$288,418	$38,333

For the year ended December 31, 2018

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost
Balance at January 1, 2018	$211,302	$35,153	$474,504	$720,959
Additions	65,633	1,027	13,602	80,262
Balance at December 31, 2018	$276,935	$36,180	$488,106	$801,221
Accumulated depreciation
Balance at January 1, 2018	$115,436	$14,344	$147,613	$277,393
Depreciation expenses	62,679	10,784	161,947	235,410
Balance at December 31, 2018	$178,115	$25,128	$309,560	$512,803
Carrying amounts at December 31, 2018, net	$98,820	$11,052	$178,546	$288,418

For the year ended December 31, 2019

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost
Balance at January 1, 2019	$276,935	$36,180	$488,106	$801,221
Additions	2,992	—	—	2,992
Disposals	(68,612)	(889)	(219,733)	(289,234)
Balance at December 31, 2019	$211,315	$35,291	$268,373	$514,979
Accumulated depreciation
Balance at January 1, 2019	$178,115	$25,128	$309,560	$512,803
Depreciation expenses	52,388	8,742	111,926	173,056
Disposals	(50,293)	(517)	(158,403)	(209,213)
Balance at December 31, 2019	$180,210	$33,353	$263,083	$476,646
Carrying amounts at December 31, 2019, net	$31,105	$1,938	$5,290	$38,333

No impairment assessment was performed for the year ended December 31, 2018 and 2019 as there was no indication of impairment.

The above items of property, plant and equipment used by the Company are depreciated on a straight-line basis over the estimated useful life of 3 years.

11.	LEASE ARRANGEMENTS

a.	Right-of-use assets - 2019

December 31, 2019
Carrying amounts
Buildings	$727,866

For the Year Ended December 31 2019
Additions to right-of-use assets	$882,670
Depreciation charge for right-of-use assets
Buildings	(267,948)

b.	Lease liabilities - 2019

December 31, 2019
Carrying amounts
Current	$264,543
Non-current	490,835
$755,378

Discount rate for lease liabilities was as follows:

December 31, 2019
Buildings	6%

c.	Material lease-in activities and terms

The Company leases office buildings with lease terms of 3 years. These arrangements do not contain purchase options at the end of the lease terms.

Certain of the office buildings leases across the Company contain extension options. These terms are used to maximize operational flexibility in terms of managing contracts. In cases in which the Company is not reasonably certain to use an optional extended lease term, payments associated with the optional period are not included within lease liabilities. If the payments associated with the optional period are included within lease liabilities, there will be an increase in lease liabilities of $715,365 as of December 31, 2019.

d.	Other lease information

2019

For the Year Ended December 31, 2019
Expenses relating to short-term leases	$251,549
Expenses relating to low-value asset leases	$7,385
Total cash outflow for leases	$538,236

The Company leases certain office buildings which qualify as short-term leases and certain office equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, did not recognize right-of-use assets and lease liabilities for these leases.

All lease commitments with lease terms commencing after the balance sheet dates are as follows:

December 31, 2019
Lease commitments	$67,935

2018

The future minimum lease payments of non-cancellable operating lease commitments are as follows:

December 31, 2018
Not later than 1 year	$493,534
Later than 1 year and not later than 5 years	105,859
$599,393

12.INTANGIBLE ASSETS

The carrying amounts of each class of intangible assets were as follows:

	December 31
	2018	2019
Licenses	$23,073,400	$—
Computer software	7,192	2,845
	$23,080,592	$2,845

For the year ended December 31, 2018

	Licenses	Computer Software	Total
Cost
Balance at January 1, 2018	$73,400	$40,175	$113,575
Additions	23,000,000	2,895	23,002,895
Balance at December 31, 2018	$23,073,400	$43,070	$23,116,470
Accumulated amortization
Balance at January 1, 2018	$—	$29,523	$29,523
Amortization expenses	—	6,355	6,355
Balance at December 31, 2018	$—	$35,878	$35,878
Carrying amounts at December 31, 2018, net	$23,073,400	$7,192	$23,080,592

For the year ended December 31, 2019

	Licenses	Computer Software	Total
Cost
Balance at January 1, 2019	$23,073,400	$43,070	$23,116,470
Additions	—	—	—
Balance at December 31, 2019	$23,073,400	$43,070	$23,116,470
Accumulated amortization
Balance at January 1, 2019	$—	$35,878	$35,878
Amortization expenses	—	4,347	4,347
Impairment losses recognized	23,073,400	—	23,073,400
Balance at December 31, 2019	$23,073,400	$40,225	$23,113,625
Carrying amounts at December 31, 2019, net	$—	$2,845	$2,845

The intangible assets, namely licenses, include the acquisitions in August 2016 of ASLAN005 from Exploit Technologies Pte Ltd. and in January 2018 of exclusive and worldwide rights to develop, manufacture and commercialize varlitinib from Array Biopharma Inc., respectively. The information related to these license agreements is further disclosed in Note 17.

As of December 31, 2018 and 2019, the aforementioned intangible assets were not amortized since they were not yet available for use. Instead they would be tested for impairment, by comparing the recoverable amounts with the carrying amounts, annually and whenever there is an indication that they may be impaired.

On July 5, 2019, the Company decided no further development plan on the licensed IP ASLAN005 from Exploit Technologies Pte Ltd. with written termination notice of Agreement for Research and Collaboration. As a result, the Company carried out a review of the recoverable amount of ASLAN005 and determined that the carrying amount $73,400 was fully impaired.

On November 11, 2019, the Company announced that the global pivotal clinical trial testing varlitinib in biliary tract cancer did not meet its primary endpoints. As a result, the Company decided to stop investing in the further development of varlitinib at this time and the estimated future cash flows expected to arise from the drug decreased. The Company carried out a review of the recoverable amount of varlitinib and determined that the carrying amount US$23 million was not recoverable.

The review led to the recognition of an impairment loss of $23 million. Though the Company may decide to conduct exploratory research in the future, no resources have been allocated for its development and there is no guarantee that resources will be allocated in the future.

The Company’s intangible assets have been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast. For the years ended December 31, 2018, the Company did not recognize any impairment loss on intangible assets. For the year ended December 31, 2019, the Company assessed intangible assets impairment and recognized an impairment loss of $23,073,400, and the recoverable amount of intangible assets was nil. Such impairment loss was recognized in other operating income and expenses.

Computer software is amortized on a straight-line basis over the estimated useful life of 3 years.

13.	OTHER PAYABLES

	December 31
	2018	2019
Payables for salaries and bonuses	$1,153,048	$1,037,213
Payables for professional fees	680,708	923,726
Payables for cash-settled share-based payment transactions (Note 21)	669,042	755,787
Interest payables	50,430	392,970
Others	129,433	137,146
	$2,682,661	$3,246,842

14.	LONG-TERM BORROWINGS

	December 31
	2018	2019
Unsecured borrowings
Loans from government	$7,266,315	$7,361,124
Other long-term borrowings	4,060,357	4,813,176
Interest payables	2,648,122	3,183,507
Loans from shareholders	—	1,707,498
	$13,974,794	$17,065,305
Unsecured borrowings from related parties
Loans from related parties	$—	$552,426
Interest payables	—	13,750
	$—	$566,176

a.	Loans from government

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

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

As of December 31, 2018 and 2019, the amounts of the funds disbursed to the Company plus accrued interest were $9,914,437 and $10,485,464, respectively.

b.	Other long-term borrowings

CSL Finance Pty Ltd.

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

As of December 31, 2018 and 2019, the aggregate carrying amount including principal and accrued interest outstanding under CSL Loan Facility were $4,110,787 and $4,453,327, respectively.

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the “September 2019 Loan Facility”). The September 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down on such facility. The Company has the option to repay the amounts owed at any time, subject to certain conditions.

The lender will have the right to convert, at their option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of the Company’s newly issued ADSs calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest under the loan by (b) 90% of the volume-weighted average price of the Company’s ADSs on the date of the conversion notice. Each ADS represents five ordinary shares of the Company. The ability to convert is subject to certain conditions, including that the Company’s ordinary shares will have been delisted from the TPEx, and expires at the expiry of the term of the loan.

In October 2019, we drew down on $1.0 million under the Convertible Loan Facility.

October / November 2019 Loan Facility

On October 25, 2019, the Company entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11 2019 we entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the “October/November 2019 Loan Facility”). The October/November 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down the facility, which must be drawn down in full. The Company has the option to repay not less than $1.0 million of the amounts owed under the October/November 2019 Loan Facilities at any time, subject to certain conditions. In the event that the Company in a single re-financing transaction raises more than ten times the aggregate loan amount prior to expiry of the term, the Company will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such re-financing transaction.

The October/November 2019 Loan Facility provides that, during the time that any amount is outstanding thereunder, the Company will not (i) incur any finance debt which is secured by a security interest or conferring repayment rights which rank in priority over those of the lenders, or (ii) carry out or implement any merger, consolidation, reorganization (other than the solvent reorganization of the Company), recapitalization, reincorporation, share dividend or other changes in the capital structure of the Company which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default (as defined in the October/November 2019 Loan Facility), the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

In October 2019, we drew down on $1.95 million under the loan facilities. In connection with this initial draw down, we issued warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to certain of the lenders, at an exercise price of $2.02 per ADS. In November 2019, we drew down on the remaining $0.3 million under the loan facilities. In connection with the second draw down, we have committed to issue warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender at an exercise price of $2.02 per ADS.

The Warrants are exercisable only after the Company ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting or (ii) expiry of the term of the October/November 2019 Loan Facility. If, by expiry of the term of the October/November 2019 Loan Facility, (i) the Company shares have not been delisted from TPEx and (ii) the Warrants have not been exercised, the lenders shall be entitled to receive a further sum equal to 5% of the principal amount per annum, by way of additional interest, payable by the Company upon expiry of the loan term.

As of December 31, 2019, the aggregate carrying amount including principal and accrued interest outstanding under the Convertible Loan Facility and the October/November 2019 Loan Facility was $3,085,660.

15.	RETIREMENT BENEFIT PLANS

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

ASLAN Pharmaceuticals Taiwan Limited adopted a pension plan under the Labor Pension Act (LPA) of the ROC, which is a state-managed defined contribution plan. Under the LPA, ASLAN Pharmaceuticals Taiwan Limited makes monthly contributions to its Taiwan-based employees’ individual pension accounts at 6% of monthly salaries and wages.

For the years ended December 31, 2017, 2018 and 2019, the total expense for such employee benefits in the amount of $329,455, $424,157 and $325,059 were recognized, respectively.

16.	EQUITY
a.	Ordinary shares

	December 31
	2017	2018	2019
Number of shares authorized	200,000,000	500,000,000	500,000,000
Amount of shares authorized (NT$ thousand)	$2,000,000	$5,000,000	$5,000,000
Number of shares issued and fully paid	130,128,940	160,248,940	189,954,970
Amount of shares issued and fully paid	$41,514,016	$51,627,219	$61,366,844

The issued ordinary shares with a par value of NT$10 entitle holders with the rights to vote and receive dividends.

On January 22, 2018, ASLAN Cayman received the official letter from the FSC of approval of the issuance of ordinary shares for the purpose of sponsoring the issuance of American Depository Receipts. On March 27, 2018, ASLAN Cayman filed the registration statement, form F-1, with the U.S. Securities and Exchange Commission (SEC) for the initial public offering in the United States of its American Depositary Shares (ADSs) representing shares of ordinary shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC, and ASLAN Cayman held the initial public offering of its ADSs on May 4, 2018.

The actual units of ADSs for this offering were 6,000,000, and each ADS represents five of ASLAN Cayman’s ordinary shares, which in total represents 30,000,000 ordinary shares. The offering price per ADS was $7.03, equivalent to a price per ordinary share of NT$41.72. The payment of this fundraising was fully collected as of May 8, 2018, and the record date for this capital increase was May 8, 2018.

On September 10, 2018, ASLAN Cayman’s board of directors resolved to increase authorized shares to $5 million which were approved in the interim shareholders’ meetings on October 30, 2018.

On November 7, 2018, the board of directors resolved to issue ordinary shares ranging from 15,000,000 to 40,000,000 shares for cash sponsoring the issuance of American Depository Receipts. On December 5, 2018, ASLAN Cayman received the approval letter No.1070344286 from the FSC for issuing ordinary shares for sponsoring the issuance of American Depository Receipts.

On November 5, 2019, ASLAN Cayman received the official letter No. 1080334435 from the FSC of approval of the issuance of ordinary shares for the purpose of sponsoring the issuance of American Depository Receipts. On November 8, 2019, the Company filed the registration statement, form F-3, with the U.S. Securities and Exchange Commission (SEC) for the follow on offering in the United States of its American Depositary Shares (ADS) representing shares of ordinary shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC on November 8, 2019, and the Company held the follow on offering of its ADSs on December 3, 2019.

The actual units of ADSs for this offering were 5,893,206, and each ADS represents five of ASLAN Cayman’s ordinary shares, which in total represents 29,466,030 ordinary shares. The offering price per ADS was $2.5, equivalent to a price per ordinary share of NT$15.24. The payment of this fundraising was fully collected as of December 6, 2019, and the record date for this capital increase was December 6, 2019.

b.	Capital surplus

	December 31
	2017	2018	2019
Arising from issuance of new share capital	$78,384,290	$105,143,362	$108,800,191
Arising from employee share options	5,898,391	6,316,310	6,274,591
Changes in percentage of ownership interests in subsidiary	—	—	1,376,349
Equity component of long-term debt (Note 14)	—	—	44,579
	$84,282,681	$111,459,672	$116,495,710

c.	Retained earnings and dividends policy

Under the ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman may declare dividends by ordinary resolution of ASLAN Cayman’s board of directors, but no dividends shall exceed the amount recommended by the directors of ASLAN Cayman.

ASLAN Cayman may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of ASLAN Cayman or invested in such investments as the directors of ASLAN Cayman may from time to time think fit.

The accumulated deficits for 2017 and 2018 approved in the shareholders’ meetings on June 15, 2018 and June 20, 2019, respectively, were as follows:

	For the Year Ended December 31
	2017	2018
Accumulated deficits at the beginning of the year	$(50,391,283)	$(90,283,261)
Net loss for the year	(39,891,978)	(42,185,597)

Accumulated deficits at the end of the year	$(90,283,261)	$(132,468,858)

The accumulated deficits for 2019 which had been proposed by ASLAN Cayman’s board of directors on March 18, 2020 were as follows:

For the Year Ended December 31
2019
Accumulated deficits at the beginning of the year	$(132,468,858)
Net loss for the year	(47,015,967)
Accumulated deficits at the end of the year	$(179,484,825)

The accumulated deficits for 2019 are subject to the resolution of the shareholders’ meeting to be held on June 22, 2020.

d.	Others reserves items

Unrealized gain (loss) on financial assets at fair value through other comprehensive income:

	For the Years Ended December 31
	2018	2019
Balance at January 1	$—	$—
Unrealized loss
Equity instruments	—	(55,084)
Balance at December 31	$—	$(55,084)

e.	Non-controlling interests

	For the Year Ended December 31
	2018	2019
Balance at January 1	$—	$—
Share in profit for the year	—	(49,570)
Proceeds from non-controlling interest		2,500,000
Adjustments relating to changes in capital surplus of associates accounted for using the equity method	—	(1,376,349)
Balance at December 31	$—	$1,074,081

17.	LICENSE AGREEMENTS

Array Biopharma

On January 3, 2018, the Company entered into a new license agreement with Array pursuant to which the Company obtained an exclusive, worldwide license to develop, manufacture and commercialize Array’s pan-HER inhibitor, ARRY-543 (which the Company refers to as ASLAN001 or varlitinib) varlitinib for all human and animal therapeutic, diagnostic and prophylactic uses. This new license agreement replaces and supersedes the previous collaboration and license agreement with Array dated July 12, 2011.

Under the new license agreement, the Company agreed to use commercially reasonable efforts to obtain approval by the U.S. FDA or the applicable health regulatory authority and commercialize varlitinib.

In consideration of the rights granted under the agreement, the Company made an initial upfront payment to Array of $12 million in January 2018 and an additional payment $11 million in June 2018, respectively, that were capitalized as a separately acquired intangible asset. In addition, the Company will be required to pay up to $30 million if certain development milestones are achieved, $20 million if certain regulatory milestones are achieved, and up to $55 million if certain commercial milestones are achieved. The Company is also required to pay Array tiered royalties in the low tens on net sales of varlitinib. The royalty obligations will continue on a country-by-country basis through the later of the expiration of the last valid patent claim for varlitinib or ten years after the first commercial sale of varlitinib in a given country. As of December 31, 2019, the Company did not accrue for the above contingent payments since the milestones are not achieved.

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

Bristol-Myers Squibb

The Company entered into a license agreement with Bristol-Myers Squibb in 2011, and the Company received exclusive rights to develop and commercialize BMS-777607 (which the Company refers to as ASLAN002) in China, Australia, Korea, Taiwan and other selected Asian countries, without upfront payments. Bristol-Myers Squibb retains the exclusive rights in the rest of the world. Under the license agreement, the Company would fund and develop ASLAN002 through proof of concept under a development plan that would initially target gastric cancer and lung cancer.

After the Company completed the phase 1 clinical trial, Bristol-Myers Squibb licensed the exclusive rights from the Company to further the development and commercialization of ASLAN002 worldwide. Under the terms of the license agreement, the Company has received an upfront payment of $10 million in 2016. The Company is eligible to receive additional payments upon Bristol-Myers Squibb’s achievement of development and regulatory milestones in the future. Furthermore, the Company is eligible to receive royalty payments on future worldwide sales generated by Bristol-Myers Squibb. Bristol-Myers Squibb also purchased the related research materials, supplies, research documentation and clinical trial results that are used for further developing ASLAN002 from the Company in the amount of $1,294,034 which was delivered in 2016. As Bristol-Myers Squibb assumes the responsibility for all development and commercialization activities and expenses, and the Company currently has no further obligations under the license agreement. Accordingly, the Company recognized the upfront payment from out-licensing and other payment from the sale of research materials, supplies, research documentation and clinical trial results, totaling $11,294,034, in revenue for the year ended December 31, 2016.

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

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as ASLAN004) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize ASLAN004 for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop ASLAN004 products in accordance with the development plan, to obtain marketing approvals for ASLAN004 products worldwide and to commercialize ASLAN004 products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of ASLAN004. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved and as of December 31, 2019, milestone has not been met, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of ASLAN004 products ranging between a mid-single digit percentage and 10%.

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

Exploit Technologies Pte Ltd. (“ETPL”)/P53 Laboratory

The Company entered into a licensing agreement with ETPL, in August 2016, to license Intellectual Property (IP) arising from a research collaboration with ETPL’s P53 Laboratory. The IP focuses on generation of novel immuno-oncology antibodies targeting recepteur d’origine nantais (“RON”) and such antibodies are referred to by the Company collectively as ASLAN005. The license fee of SG$100,000 (or $73,400) was capitalized as a separately acquired intangible asset. Under the license agreement, the Company has the exclusive rights to develop and commercialize ASLAN005 worldwide. ETPL is eligible to receive up to an aggregate of SG$12 million (or $8,978,951) in milestone payments if certain development and commercial milestones are achieved, as well as royalties calculated based on any sales generated by the Company.

In August 2016, the Company and ETPL’s P53 Laboratory entered into a three-year research collaboration agreement. Under the terms of the agreement, the Company will be responsible for the design of innovative clinical development programs, in collaboration with P53 Laboratory, which will continue to be responsible for the preclinical development of the antibody assets.

The agreement reacting to the research collaboration with ETPL’s P53 Laboratory was terminated with effect from 3rd September 2019, but this does not affect the above license. See Note 12.

Nanyang Technological University / DotBio Pte. Ltd

The Company entered into a licensing and research collaboration agreement with Nanyang Technological University (NTU) in October 2016, for the development of modybodies against three targets of the Company’s choice. The agreement expired in April 2018, but the Company retained continuing rights: a half share ownership in the resulting IP, together with an exclusive option to obtain global rights to develop and commercialize the modybodies, with such option exercisable until October 2018. In July 2018, the technology for modybodies was separated from NTU and licensed to a new company, DotBio Pte. Ltd. In exchange for the Company’s giving up its residual rights and options in respect to the technology, the Company received 599,445 shares of DotBio Pte. Ltd. equivalent to SG$255,000 ($187,244) (see Note 8), together with 599,445 units of warrant to subscribe for the same number of shares at a subscription price of $0.32 which was the same value per share as applied to other new investors in this round (see Note 7); in addition, the Company also retained a right of first refusal to take an exclusive license for any modybodies produced by DotBio Pte. Ltd. that are based on the work generated from the collaborative agreement between NTU and the Company. However, as the right of first refusal did not limit DotBio Pte. Ltd.’s ability to direct the use of the asset, or to obtain substantially all the remaining benefits from the asset, this would not prevent DotBio Pte. Ltd. from obtaining control of the asset. Accordingly, the Company recognized the non-cash gain arising from the derecognition and recorded it as other income of $187,244 for the year ended December 31, 2019, because it was not a good or service that was an output of the Company’s ordinary activities.

BioGenetics Co., Ltd.

In February 2019, the Company entered into a licensing agreement with BioGenetics to grant exclusive rights to commercialize varlitinib in South Korea in exchange for an upfront payment of $2 million and up to $11 million in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales up to the mid-twenties. The Company has no other performance obligation in addition to the license, and BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. Since the Company has no other performance obligation in addition to the license, the Company recognized the upfront payment as revenue in February 2019.

In March 2019, the Company entered into another licensing agreement with BioGenetics to grant exclusive rights to commercialize ASLAN003 in South Korea in exchange for an upfront payment of $1 million and up to $8 million in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales from the high-teens to the mid-twenties range. The Company has no other performance obligation in addition to the license, and BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea. Since the Company has no other performance obligation in addition to the license, the Company recognized the upfront payment as revenue in March 2019. Under the in-license agreement to develop ASLAN003 with Almirall, Almirall is eligible to receive a payment of 10% (ten per cent) of the proceeds from the out-licensing of ASLAN003. The related cost of revenue in the amount of $82,259 payment to Almirall was recognized as operating costs accordingly.

18.	LOSS BEFORE INCOME TAX
a.	Other operating income and expenses

	For the Year Ended December 31
	2017	2018	2019
Impairment loss recognized on intangible assets (Note 12)	$—	$—	$(23,073,400)

b.	Other gains and losses

	For the Year Ended December 31
	2017	2018	2019
Net foreign exchange (losses) gains	$(667,130)	$95,894	$(135,413)
Loss on disposal of property, plant and equipment	(31,298)	—	(74,195)
Loss on lease modification	—	—	(64,287)
Fair value changes of financial assets mandatorily classified as at FVTPL	—	60,004	(46,985)
Others	(263)	57,345	(6,678)
	$(698,691)	$213,243	$(327,558)

c.	Finance costs

	For the Year Ended December 31
	2017	2018	2019
Interest on government loans	$416,698	$441,474	$435,684
Other interest expenses	—	50,430	374,376
Interest on loans from shareholders	—	—	55,515
Interest on lease liabilities	—	—	36,037
	$416,698	$491,904	$901,612

d.	Depreciation and amortization

	For the Year Ended December 31
	2017	2018	2019
Right-of-use assets	$—	$—	$267,948
Property, plant and equipment	200,918	235,410	173,056
Computer software	9,058	6,355	4,347
	$209,976	$241,765	$445,351

All depreciation and amortization expenses were recognized as general and administrative expenses for the years ended December 31, 2017, 2018 and 2019.

e.	Employee benefits expense

	For the Year Ended December 31
	2017	2018	2019
Short-term benefits	$7,062,311	$8,002,069	$5,628,025
Post-employment benefits (Note 15)	329,455	424,157	325,059
Share-based payments (Note 21)
Equity-settled	769,595	451,060	42,511
Cash-settled	357,000	838,677	1,272
Total employee benefits expense	$8,518,361	$9,715,963	$5,996,867
Employee benefits expense by function
General and administrative expenses	$4,664,285	$6,294,470	$4,210,477
Research and development expenses	3,854,076	3,421,493	1,786,390
	$8,518,361	$9,715,963	$5,996,867

f.	Employees’ compensation and remuneration of directors

Under the ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman shall accrue employees’ compensation and remuneration of directors at the rates of no less than 0.1% and no higher than 1%, respectively, of profit before income tax, net of employees’ compensation and remuneration of directors.

ASLAN Cayman had accumulated deficits for the years ended December 31, 2017, 2018 and 2019; therefore, no compensation for employees and remuneration of directors was accrued.

19.	INCOME TAXES

Income Tax Recognized in Profit or Loss

	For the Year Ended December 31
	2017	2018	2019
Current tax
In respect of the current period	$—	$—	$462,713
Adjustments for prior periods	—	14,439	(54,711)
	$—	$14,439	$408,002

A reconciliation of accounting profit and income tax expense was as follows:

	For the Year Ended December 31
	2017	2018	2019
Loss before income tax	$(39,891,978)	$(42,171,158)	$(46,657,534)
Income tax benefit calculated at the statutory rate	$(6,781,636)	$(7,169,097)	$(7,931,781)
Nondeductible expenses in determining taxable income	4,288,090	112,263	4,115,850
Tax credits for research and development expenditures	(2,224,348)	(2,312,251)	(2,474,280)
Unrecognized loss carryforward	4,519,942	9,261,996	5,980,036
Effect of different tax rates of group entities operating in other jurisdictions	197,952	107,089	322,888
Withholding tax	—	—	450,000
Adjustments for prior years’ tax	—	14,439	(54,711)

Income tax expense recognized in profit or loss	$—	$14,439	$408,002

a.	Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore

ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. In connection with the licensing agreements with BioGenetics in February and March 2019, the Company collected upfront payments totaled $3,000,000 from BioGenetics in total, which was subject to withholding taxes of 15% in compliance with local regulations in South Korea. The Company therefore recognized income tax expense at an amount of $450,000. Except for the above, ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd. have no taxable income for the years ended December 31, 2018 and 2019, and therefore, no other provision for income tax is required.

c.	Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan. The Income Tax Act in the ROC was amended in 2018, and the corporate income tax rate was adjusted from 17% to 20%. In addition, the rate of the corporate surtax applicable to the 2018 unappropriated earnings will be reduced from 10% to 5%.

The income tax returns through 2017 have been assessed by the tax authorities.

d.	Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the years ended December 31, 2017, 2018 and 2019, and therefore, no provision for income tax is required. A tax incentive was obtained from the Australian government on August 23, 2019 for $79,710 due to research and development activities carried out in Australia.

e.	Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the years ended December 31, 2017, 2018 and 2019, and therefore, no provision for income tax is required.

f.	China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the years ended December 31, 2017, 2018 and 2019, and therefore, no provision for income tax is required.

g.	United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the year ended December 31, 2019, and therefore, no provision for income tax is required.

20.	LOSS PER SHARE

	For the Year Ended December 31
	2017	2018	2019
Basic and diluted loss per share	$(0.32)	$(0.28)	$(0.29)

The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the Year Ended December 31
	2017	2018	2019
Loss used in the computation of basic and diluted loss per share	$(39,891,978)	$(42,185,597)	$(47,015,967)
Weighted-average number of ordinary shares in the computation of basic loss per share	124,424,960	149,739,242	162,392,602

If the outstanding employee share options issued by ASLAN Cayman are converted to ordinary shares, they are anti-dilutive and excluded from the computation of diluted earnings per share. Potential ordinary shares arising from the aforementioned anti-dilutive outstanding employee share options are 7,224,123, 6,664,244 and 10,367,441 shares for the years end 2017, 2018 and 2019, respectively.

21.SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s employee share option plan, qualified employees of the Company were granted 661,000 options in July 2010, 910,000 options in July 2011, 669,750 options in July 2012, 619,250 options in July 2013, 680,625 options in July 2014, 2,477,336 options in July 2015, 1,032,250 options in July 2016 and 825,833 options in September 2017. Each option entitles the holder to subscribe for one ordinary share of the Company. The options granted are valid for 10 years and exercisable at certain percentages once they have vested. No performance conditions were attached to the plan. The Company has no legal constructive obligation to repurchase or settle the options in cash.

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

As of December 31, 2019, there are 13,841,879 ordinary shares issuable on the exercise of share options outstanding under the Company’s equity incentive plans.

Information on employee share options granted from July 2010 to 2016 is as follows:

	For the Year Ended December 31
	2017		2018		2019
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	6,958,461	$1.42	6,887,523	$1.41	6,822,523	$1.41
Options forfeited	(70,938)	1.95	(5,000)	2.13	(32,167)	2.26
Options exercised	—	—	(60,000)	0.80	(120,000)	0.20
Balance at December 31	6,887,523	1.41	6,822,523	1.41	6,670,356	1.43
Options exercisable, end of period	5,825,816	1.30	6,595,294	1.38	6,670,356	1.43
Weighted-average fair value of options granted	$—		$—		$—

Information on employee share options granted in September 2017 is as follows:

	For the Year Ended December 31
	2018		2019
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	755,833	$1.28	698,167	$1.28
Options forfeited	(57,666)	1.28	(197,000)	1.28
Balance at December 31	698,167	1.28	501,167	1.28
Options exercisable, end of period	—	—	501,167	1.28
Weighted-average fair value of options granted	$—		$—

Information on outstanding options as of December 31, 2019 is as follows:

July 2010		July 2011		July 2012		July 2013		July 2014		July 2015		July 2017		September 2018
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$0.20-$0.80	0.5	$0.20-$0.80	1.5	$0.80	2.5	$0.80-$1.36	3.5	$1.36	4.5	$1.36-$1.88	5.5	$2.26	6.5	$1.28	7.7

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

Compensation costs recognized for the years ended December 31, 2017, 2018 and 2019 were $769,595, $451,060 and $42,511, respectively.

Long Term Incentive Plan

On August 23, 2017 , July 30, 2018 and July 26, 2019 the Company’s board of directors approved the 2017 , 2018 and 2019 Senior Management Team (SMT) Long Term Incentive Plans (the “2017 LTIP” , “2018 LTIP” and “2019 LTIP” , and collectively, the “LTIPs”), respectively, which outlines awards that may be granted to qualified employees of the Company. These plans are applicable to the SMT of the Company and are used for long-term retention of key management. The LTIPs are each valid for ten years, and grantees of the bonus entitlement units can exercise their rights once they have vested. The Company shall pay the intrinsic value of the units awarded to the employees at the date of exercise of their awards, if redeemed by an employee.

As of December 31, 2019, the Company has granted 1,566,000 bonus entitlement units under the 2017 LTIP. Of which, 1,462,000 units granted in 2017, will vest in thirds each year after the first, second, and third anniversary of the award and 104,000 units granted in 2018, will vest in halves each year after the second and third anniversary of the award.

The value of the 2017 LTIP award is measured based on the quoted share price. On July 30, 2018, the board of directors approved the modification of the 2018 LTIP which retrospectively changes the share price Taiwan share price to ADS price at a 5:1 conversion ratio. The LTIP are consider cash-settled awards and are measured at fair value. The change in fair value from the modification was insignificant and was recognized immediately in profit or loss.

The Company’s 2017 LTIP is described as follows:

	For the Year Ended December 31
	2018	2019
Balance at January 1	1,462,000	1,479,334
Awards granted	104,000	—
Awards forfeited	(86,666)	(319,333)
Balance at December 31	1,479,334	1,160,001
Balance exercisable, end of period	400,667	815,000

As of December 31, 2019, there are 241,142 bonus entitlement units which have been granted under the 2018 LTIP by the Company. For the 241,142 units under the 2018 LTIP, they will vest in thirds each year after the first, second, and third anniversary of the award.

The Company’s 2018 LTIP is described as follows:

	For the Year Ended December 31
	2018	2019
Balance at January 1	—	241,142
Awards granted	241,142	—
Awards forfeited	—	(73,053)
Balance at December 31	241,142	168,089
Balance exercisable, end of period	—	56,030

As of December 31, 2019, there are 491,020 bonus entitlement units which have been granted under the 2019 LTIP by the Company. For the 491,020 units under the 2019 LTIP, they will vest in thirds each year after the first, second, and third anniversary of the award. All of the 2019 LTIP granted bonus entitlement units remained outstanding as of December 31, 2019.

The Company’s 2019 LTIP is described as follows:

For the Year Ended December 31, 2019
Balance at January 1	—
Awards granted	491,020
Balance at December 31	491,020
Balance exercisable, end of period	—

Each bonus entitlement unit grants the holders of the LTIPs a conditional right to receive an amount of cash equal to the per-unit fair market value of the Company’s ordinary shares and ADSs, respectively, on the settlement date. The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

Regarding the Company’s 2017, 2018 and 2019 LTIPs, the respective quoted fair value of the awards on the grant date was NT$33.45 (or $1.10) , $7.90 and $2.92, based on the Taiwan share price on August 23, 2017 , the closing price per ADS on July 30, 2018 and the closing price per ADS on July 30, 2019, respectively. The quoted fair value on the reporting date is based on the closing price per ADS of $3.60 and $2.03 as of December 31, 2018 and December 31, 2019, respectively.

The Company recognized total expenses of $838,677 and $1,272 in respect of the LTIPs for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the Company recognized compensation liabilities of $669,042 and $755,787 as current (classified as other payables), respectively, and $289,613 and $184,870 as non-current, respectively.

22.EQUITY TRANSACTIONS WITH NON-CONTROLLING INTERESTS

On October 15, 2019, the subsidiary, Jaguahr Therapeutics Pte. Ltd., issued new shares to raise more capital, and the Company did not participate in the capital increase of this round, reducing its continuing interest from 100% to 55%.

The above transaction were accounted for as equity transactions, since the Company did not cease to have control over the subsidiary.

For the Year Ended December 31 2019
Cash consideration received	$2,500,000
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from non-controlling interests	(1,123,651)
Difference recognized from equity transaction	$1,376,349

For the Year Ended December 31 2019
Line item adjusted for equity transaction
Capital surplus - changes in percentage of ownership interests in subsidiary	$1,376,349

23.	CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

For the year ended December 31, 2019

			Non-cash Changes
	Opening Balance	Financing Cash Flows	New Finance Leases	Other Changes	Closing Balance
Lease liabilities	$323,850	$(243,265)	$882,670	$(207,877)	$755,378

24.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to safeguard cash as well as maintain financial liquidity and flexibility to support the development of its product candidates and programs as a going concern through the optimization of the debt and equity balance.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. The capital structure of the Company mainly consists of borrowings and equity of the Company. Key management personnel of the Company review the capital structure periodically. In order to maintain or balance the overall capital structure, the Company may adjust the amounts of long-term borrowings, or the issuance of new shares capital or other equity instruments.

As of December 31, 2019, there were no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements.

25.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value hierarchy

The fair value measurements, which are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and based on the significance of the inputs to the fair value measurement in its entirety, are described as follows:

1)Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

2)Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

3)Level 3 inputs are unobservable inputs for an asset or liability.

December 31, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$—	$60,004	$60,004

Financial assets at FVTOCI
Investments in equity instruments at FVTOCI of unlisted companies	$—	$187,244	$—	$187,244

December 31, 2019

	Level 1	Level 2		Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—		$—	$68,256	$68,256

Financial assets at FVTOCI
Investments in equity instruments at FVTOCI of unlisted companies	$—		$—	$132,160	$132,160

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$		$262,350	$262,350

There were no transfers between Levels 1 and 2 in the current and prior periods.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For financial assets measured at Level 3, there is no other reconciliation item for the year ended December 31, 2019, except for the change in fair value that is recognized in the consolidated statements of comprehensive income and the transfers into Level 3 due to significant unobservable inputs applied for the financial assets at fair value through other comprehensive income.

Transfers between Level 2 and Level 3 occur when an investment’s recent investment becomes more than twelve months old, with the price being deemed unobservable. For the year ended December 31, 2019, transfers of this nature amounted to $187,244.

3)	Valuation techniques and inputs applied for Level 2 fair value measurement

The fair values of unlisted equity investments are measured on the basis of the prices of recent investment by third parties with the consideration of other factors that market participants would take into account.

4)	Valuation techniques and inputs applied for Level 3 fair value measurement
a)

The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. As of December 31, 2018 and 2019, respectively, the historical volatility used were 42.33% and 41.87%.

b)

The fair values of non-listed foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market. At December 31, 2019, the Company used significant unobservable inputs, including discount for lack of marketability of 10%, and discounts for lack of control of 10%. At December 31, 2019, assuming all other inputs remain equal, if discount for lack of marketability increases by 1%, the fair value would decrease by $1,652; if discount for lack of control increases by 1%, the fair value would decrease by $1,652.

c)

The fair value of derivative financial instrument with warrants and convertibility right are determined using binomial evaluation method with discount rate 13.19% to 14.12% assessing by market bond yield curve and risk-free rate premium. As of December 31, 2019, the historical volatility used was 92.6% during the past 1 year.

c.	Categories of financial instruments

	December 31
	2017	2018	2019
Financial assets
Financial assets at FVTPL
Mandatorily classified as at FVTPL	$—	$60,004	$68,256
Loans and receivables (1)	50,734,158	—	—
Financial assets at amortized cost (2)	—	29,080,981	22,311,107
Financial assets at FVTOCI
Equity instruments	—	187,244	132,160
Financial liabilities

Financial liabilities at FVTPL
Designated as at FVTPL	—	—	262,350
Financial liabilities at amortized cost (3)	15,463,286	21,304,150	21,963,089

1)	The balances include loans and receivables measured at amortized cost, which comprise cash and cash equivalents and refundable deposits.

2)	The balances included financial assets at amortized cost, which comprise of cash and cash equivalents and refundable deposits.

3)	The balances include financial liabilities at amortized cost, which comprise of trade payables, partial other payables and long-term borrowings.

d.	Financial risk management objectives and policies

The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)	Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)	Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2018
	Foreign Currencies	Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	$2,297,231	0.7335	$1,685,019

Financial liabilities
Monetary items
SGD	13,515,737	0.7335	9,914,437

	December 31, 2019
	Foreign Currencies	Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	$2,538,168	0.7431	$1,886,160
GBP	999,471	1.3187	1,318,000

Financial liabilities
Monetary items
SGD	15,126,578	0.7431	11,240,843

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar and Great British Pound.

The following table details the Company’s sensitivity to a 5% increase and decrease in the US dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the US dollar strengthens 5% against the relevant currency. For a 5% weakening of the US dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

	For the Year Ended December 31
	2017	2018	2019
Profit or loss*
SGD	$(417,443)	$(411,471)	$(467,734)
GBP	—	—	65,900

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk

The Company is exposed to interest rate risk because entities in the Company borrowed funds at both fixed and floating interest rates. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings.

The sensitivity analysis below is determined based on the Company’s exposure to interest rates for fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s pre-tax loss for the years ended December 31, 2017, 2018 and 2019 would have decreased/increased by $96,795, $99,144 and $151,896, respectively.

2)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.

3)	Liquidity risk

The Company manages liquidity risk by monitoring and maintaining a level of cash and cash equivalents that are deemed adequate to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of long-term borrowings and ensures compliance with repayment conditions.

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADSs, domestic follow-on offering of ordinary shares offering, venture debt and shareholder loans. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from December 31, 2019. However, the future viability of the Company depends on its ability to raise additional capital to finance its operations.

26.	TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.	Related party name and category

Related Party Name	Related Party Category

JANK Howden Pty Ltd	Related party in substance
Others	Key Management Personnel

b.	Loans from related parties

	December 31
Related Party Category/Name	2018	2019
Related party in substance / JANK Howden Pty Ltd	$—	$502,205
Key Management Personnel / Others	—	50,221
	$—	$552,426

Interest payable

	December 31
Related Party Category/Name	2018	2019
Related party in substance / JANK Howden Pty Ltd	$—	$12,500
Key Management Personnel / Others	—	1,250
	$—	$13,750

Interest expense

	For the Year Ended December 31
Related Party Category/Name	2018	2019
Related party in substance / JANK Howden Pty Ltd	$—	$12,337
Key Management Personnel / Others	—	1,234
	$—	$13,571

The loans from the related parties are unsecured.

c.	Compensation of Key Management Personnel

	For the Year Ended December 31
	2017	2018	2019
Short-term employee benefits	$3,203,745	$2,833,520	$2,918,180
Post-employment benefits	125,237	140,474	105,449
Share-based payments	801,701	791,310	29,176
	$4,130,683	$3,765,304	$3,052,805

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends.

27.	SEGMENT INFORMATION

The Company’s chief operating decision maker, the chief executive officer, reviews the Company’s consolidated results when making decisions about the allocation of resources and when assessing performance of the Company as a whole, and therefore, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The basis of information reported to the chief operating decision maker is the same as the Company’s consolidated financial statements. As the Company’s long-lived assets are substantially located in and derived from Asia, no geographical segments are presented.

The Company’s revenue from its major products and services.

	For the Year Ended December 31
	2017	2018	2019
Out-licensing	$—	$—	$3,000,000

For the year ended December 31, 2019, there was revenue generated from out-licensing of commercialization rights in South Korea to Biogenetics for varlitinib and ASLAN003 in the amount of $3 million. See Note 17 for details.