Form 20-F
period 2020-12-31
ASLAN Pharmaceuticals Ltd
filed 2021-04-23
CIK 1722926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Carl Firth

Chief Executive Officer

ASLAN Pharmaceuticals Limited

83 Clemenceau Avenue #12-03 UE Square

Singapore 239920

E-mail: investor@aslanpharma.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing five ordinary shares, par value $0.01 per ordinary share	ASLN	The Nasdaq Global Market
Ordinary shares, par value $0.01 per share *		The Nasdaq Global Market *

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

Ordinary shares, par value $0.01 per share: 237,663,300 ordinary shares as of December 31, 2020, comprised of (i) 209,675,470 ordinary shares that are fully paid, issued and outstanding and (ii) 27,987,830 ordinary shares that are outstanding and have been issued to JPMorgan Chase Bank, N.A., as depositary, for future sales and issuances of ADSs, if any, as further described in this annual report.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes   ☒ No

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report on Form 20-F are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•

The impact of the COVID-19 pandemic on our operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom we conduct business;

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
•

Our expectations regarding the period during which we qualify as an emerging growth company (EGC) under the Jumpstart Our Business Startups Act (JOBS Act), a foreign private issuer under U.S. securities laws or a passive foreign investment company (PFIC) for U.S. federal income tax purposes;

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

SUMMARY OF RISK FACTORS

Investing in our shares involves numerous risks, including the risks described in “Item 3.D-Risk Factors” of this Annual Report on Form 20-F. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
•	We currently do not generate any revenue from product sales, have generated only limited revenue since inception, and may never be profitable.
•

We will need to obtain substantial additional financing for our operations, and if we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•

We are heavily dependent on the success of our two product candidates, ASLAN004 and ASLAN003 and we cannot give any assurance that ASLAN004 or ASLAN003 will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

•

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have never completed a pivotal clinical trial for our product candidates or submitted a New Drug Application (NDA) or a Biologics License Application

(BLA) to the U.S. Food and Drug Administration (U.S. FDA) or similar drug approval filings to comparable foreign authorities.
•

Delays in clinical trials are common and have many causes, and any delay could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales.

•

The regulatory approval processes of the U.S. FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•

If we are unable to obtain or protect intellectual property rights related to our current product candidates or any future product candidates which we may develop, we may not be able to compete effectively in our market.

•

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct the majority of our operations and substantially all of our directors and executive officers reside outside of the United States.

•

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and frequent disclosures than those of a U.S. domestic public company.

•	Our business is subject to economic, political, regulatory and other risks associated with international operations.
•	Our business could continue to be adversely affected by the effects of health pandemics or epidemics, including the effects of the COVID-19 pandemic.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected financial data.

The Selected Financial Data previously required under Item 3.A. has been omitted in reliance on recent amendments to Form 20-F which eliminate the Selected Financial Data disclosures

B.	Capitalization and indebtedness.

Not applicable

C.	Reasons for the offer and use of proceeds.

Not applicable

D.Risk Factors.

An investment in our American Depositary Shares (ADSs), involves a high degree of risk. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and/or prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. In such an event, the market price of our ADSs could decline and you may lose all or part of your investment. You should consider all of the risk factors described when evaluating our business.

Risks Related to Our Financial Condition and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred significant net losses in each year since our inception, including net losses of $42.2 million, $47.1 million and $17.0 million for fiscal year 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had an accumulated deficit of $179.5 million and $195.7 million, respectively.

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

We had approximately $14.3 million of cash and cash equivalents as of December 31, 2020. As we are in the clinical research and development phase, we will be seeking future funding based on the requirements of our business operations. We intend to continue to explore various means of fundraising to meet our funding requirements to carry out our business operations, such as offerings of ADSs, follow-on offerings of ordinary shares, venture debt and shareholder loans. We may also use other means of financing such as out-licensing to generate revenue and cash. We have the ability to exercise discretion and flexibility to deploy our capital resources used in research and development activities according to the amount and timing of our financing activities. Accordingly, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements and meet our obligations for at least the next twelve months from the date of this Annual Report on Form 20-F. However, our future viability depends on our ability to raise additional capital to finance our operations. Regardless of our expectations as to how long our existing cash and cash equivalents will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. We may also incur expenses as we create additional infrastructure to support our planned commercialization efforts and our operations as a U.S. public company. In any event, we will require additional capital prior to completing pivotal studies of, filing for regulatory approval for, or commercializing ASLAN003, ASLAN004 or any of our other preclinical product candidates.

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

Risks Related to Clinical Development and Regulatory Approval

We are heavily dependent on the success of our two product candidates, ASLAN004 and ASLAN003 and we cannot give any assurance that ASLAN004 or ASLAN003 will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize ASLAN004 and ASLAN003. Any delay or setback in the development of ASLAN004 or ASLAN003 could adversely affect our business and cause the price of our ADSs or ordinary shares to decline. Should our planned clinical development of ASLAN004 or ASLAN003 fail to be completed in a timely manner or at all, we will need to rely on our other preclinical product candidates, which will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for our product candidates will be completed in a timely manner in our planned indications, or at all, or that we will be able to obtain approval for any of our product candidates from the U.S. FDA, or any comparable foreign regulatory authority.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have never completed a pivotal clinical trial for our product candidates or submitted an NDA or a BLA to the U.S. FDA or similar drug approval filings to comparable foreign authorities.

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

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.

Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ADSs or ordinary shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimations, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

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

We may experience delays in clinical trials of our product candidates. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients, or be completed on schedule, if at all. Our clinical trials can be delayed for a variety of reasons, including:

•	Inability to raise funding necessary to initiate or continue a trial;
•	Delays in obtaining regulatory approval to commence a trial;
•	Delays in reaching agreement with the U.S. FDA or other regulatory authorities on final trial design;
•	Imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial or manufacturing sites by the U.S. FDA or other regulatory authorities;
•	Delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites;
•	Delays in obtaining required institutional review board (IRB) approval at each site;
•	Delays in recruiting suitable patients to participate in a trial;
•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	Clinical sites dropping out of a trial to the detriment of enrollment;
•	Time required to add new clinical sites;
•	Delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials; or
•	Disruptions caused by man-made or natural disasters or public health pandemics or other business interruptions, including, for example, the COVID-19 pandemic.

For example, in April 2020 the recruitment of new patients into our multiple ascending dose (MAD), clinical trial of ASLAN004 in moderate-to-severe atopic dermatitis had to be paused in light of government restrictions in Singapore to contain the spread of COVID-19. In August 2020, those restrictions were lifted and we resumed screening patients. However, three of the patients discontinued study due to restriction imposed in response to COVID-19. In addition, we opened clinical sites in the United States and Australia in September 2020.

We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the institutional review boards for the institutions in which such trials are being conducted, any data monitoring committee for such trial, or by the U.S. FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of clinical trial or manufacturing sites by the U.S. FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs and slow down our product development and approval process. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

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

The regulatory approval processes of the U.S. FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the U.S. FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our Phase 1 clinical trial of ASLAN004 in atopic dermatitis will be sufficient to allow subsequent development or that the U.S. FDA or comparable foreign regulatory authorities will not require additional or different clinical trials prior to subsequent development of ASLAN004 or that the required primary endpoints in subsequent pivotal trials or other clinical trials will not be different than those in Phase 2 clinical trials.

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

Even if we obtain regulatory approval in the United States or other markets, the U.S. FDA or other regulatory authorities, as applicable, may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Our product candidates, if approved, will also be subject to ongoing U.S. FDA and/or other applicable regulatory requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA or BLA is obligated to monitor and report AEs and any failure of a product to meet the specifications in the NDA or BLA, as applicable. The holder of an approved NDA or BLA must also submit new or supplemental applications and obtain U.S. FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with U.S. FDA rules and are subject to U.S. FDA review, in addition to other potentially applicable federal and state laws.

In addition, manufacturers of drug products and their facilities are subject to payment of user fees and continual review and periodic inspections by the U.S. FDA and other regulatory authorities for compliance with current good manufacturing practices (cGMP) and adherence to commitments made in the NDA. If we or a regulatory agency discovers previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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

We are highly dependent on the principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, subject to any applicable notice requirements. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in clinical studies may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive or key employee might impede the progress of our development and commercialization objectives.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2020, we had 18 full-time employees. In the future we may expand our employee base to increase our managerial, scientific, clinical, operational, financial and other resources, to add a sales and marketing function and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors.

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

In connection with the license agreement with CSL Limited (CSL) related to ASLAN004, in May 2014 we entered into a loan agreement with CSL Finance Pty Ltd (CSL Finance), pursuant to which CSL Finance agreed to provide a ten-year facility for $4.5 million (the CSL Facility). Borrowings under the CSL Facility are unsecured and can be used to reimburse a portion of eligible invoices for certain research and development costs or expenses incurred by us in connection with developing ASLAN004 and approved by CSL Finance at each drawdown period. In addition, we are required to mandatorily prepay amounts outstanding if we receive any income or revenue in connection with the commercialization or out-licensing of any intellectual property rights (other than under the license agreement with CSL related to ASLAN004), in which case we are required to apply at least a low double digit percentage of such income or revenue against any amounts then-outstanding under the CSL Facility. Under the CSL Facility, we are subject to customary reporting and restrictive covenants. If an event of default occurs, CSL Finance can terminate the commitment under the CSL Facility and accelerate all amounts outstanding.

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

Our current clinical trial liability insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated AEs. A successful product liability claim or series of claims brought against us could cause the price of our ADSs or ordinary shares to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

If our security measures are compromised, or our information technology systems or those of our vendors, and other relevant third parties, fail or suffer security breaches, loss or leakage of data, and other disruptions, this could result in a material disruption of our operations, compromise sensitive information related to our business, harm our reputation, trigger our breach notification obligations, prevent us from accessing critical information, and expose us to liability or other AEs to our business.

In the ordinary course of our business, we may collect, process and store proprietary, confidential and sensitive information, including personal information, intellectual property, trade secrets and proprietary business information owned or controlled by ourselves or other parties. Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, public health pandemics or epidemics (including, for example, the COVID-19 pandemic), terrorism, war and telecommunication and electrical failures. Moreover, cyberattacks, malicious internet-based activity and offline fraud are prevalent and continue to increase. In addition to traditional computer “hackers,” threat actors, software bugs, malicious code (such as viruses and worms), employee theft or misuse, denial-of-service attacks (such as credential stuffing), and ransomware attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). We also may be the subject of phishing attacks, viruses, malware installation, server malfunction, software or hardware failures, loss of data or other computer assets, adware or other similar issues.

If we, our service providers, partners or other relevant third parties have experienced, or in the future experience, any security incident(s) that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure or disclosure of sensitive information, or compromise related to the security, confidentiality, integrity or availability of our (or their) information technology, software, services, communications or data, it may result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions, litigation, indemnity obligations, negative publicity, an interruption to our operations or financial loss. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such incidents may also inhibit our ability to conduct our analyses, deliver test results, process claims and appeals, provide assistance for patients or their physicians, conduct research and development activities, collect, process and prepare company financial information, and provide information about our tests and other patient and physician education and outreach efforts through our website. Likewise, we rely on other third parties to manufacture our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

We may be unable to detect, anticipate, measure or prevent threats or techniques used to detect or exploit vulnerabilities in our own (or our third parties’) information technology, services, communications or software, or cause security breaches, because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after an incident has occurred. In addition, security researchers and other individuals have in the past and will continue in the future to actively search for and exploit actual and potential vulnerabilities in our (or our third parties’) information technology, services, communications or software. We cannot be certain that we will be able to address any such vulnerabilities, in whole or part. Furthermore, we do not have formal internal disaster recovery procedures. If our systems experience a disaster or are otherwise unavailable, we may not be able to operate our business, which could have a material adverse effect on our financial conditions, reputation or business prospects. In addition, theft or other exposure of data may interfere with our ability to protect our or our licensors’ intellectual property, trade secrets, and other information critical to our operations.

Failures or significant downtime of our information technology or telecommunication systems or those used by our third-party service providers could cause significant interruptions in our operations and adversely impact the confidentiality, integrity and availability of sensitive or confidential information, including preventing us from conducting clinical trials, tests or research and development activities and preventing us from managing the administrative aspects of our business.

Applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security breaches or other unauthorized access of data. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to material adverse impacts, including without limitation, negative publicity, a loss of confidence in our operations or security measures or breach of contract claims. Certain data breaches must also be reported to affected individuals and the government, and in some cases to the media, under provisions of the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union General Data Protection Regulation, and financial penalties may also apply. Such disclosures are costly, and the disclosure, or the failure to comply with such requirements, could lead to material adverse impacts, including without limitation, negative publicity, a loss of partner or customer confidence in our systems or security measures, or breach of contract claims.

Our insurance policies may not be adequate to compensate us for the potential losses arising from breaches, failures or disruptions of our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. Additionally, there can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable data protection laws, privacy policies or data protection obligations related to information security or security breaches.

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

Our business could continue to be adversely affected by the effects of health pandemics or epidemics, including the effects of the COVID-19 pandemic.

Our business could continue to be adversely affected by the effects of health pandemics or epidemics, including the effects of the current COVID-19 pandemic, and other recent outbreaks of diseases, such influenza A, avian influenza, and severe acute respiratory syndrome. The COVID-19 pandemic was declared by the World Health Organization as a global pandemic, and is resulting in travel restrictions, quarantine orders and other restrictions by governments to reduce the spread of the disease. As a result, a large part of our workforce has been working remotely since March 2020 and plans to fully reopen our offices have not yet been initiated. The effects of the restrictions related to the COVID-19 pandemic and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in Asia, or the availability or cost of materials, which would disrupt our supply chain. While many of these materials may be obtained by more than one supplier, port closures and other restrictions resulting from the coronavirus outbreak in the region or other regions may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates.

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed and may be further delayed or disrupted, which has had an adverse effect on our clinical trial operations. For example, in April 2020 the recruitment of new patients into our MAD clinical trial of ASLAN004 in moderate-to-severe atopic dermatitis had to be paused in light of government restrictions in Singapore to contain the spread of COVID-19. However, three of the patients discontinued study due to restriction imposed in response to COVID-19. In August 2020, those restrictions were lifted and we resumed screening patients. In addition, we opened clinical sites in the United States and Australia in September 2020.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic, may be difficult to assess or predict, it is currently resulting in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in Singapore, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	Economic weakness, including inflation, or political instability;
•	Differing and changing regulatory requirements for drug approvals;
•	Differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	Potentially reduced protection for intellectual property rights;
•	Difficulties in compliance with local laws and regulations;
•	Changes in local regulations and customs, tariffs and trade barriers;
•	Changes in currency exchange rates, including the Singapore dollar;
•	Changes in a specific country’s or region’s political or economic environment;
•	Trade protection measures, import or export licensing requirements or other restrictive actions;
•	Differing reimbursement regimes and price controls;
•	Negative consequences from changes in tax laws;
•	Compliance with tax, employment, immigration and labor laws for employees;
•	Workforce uncertainty in countries where labor unrest is more common than in the United States;
•	Difficulties associated with staffing and managing international operations, including differing labor relations;
•	Production shortages resulting from any events affecting raw material supply or manufacturing capabilities;
•

Disruptions on us or our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely resulting from the impact of public health epidemics or pandemics (including, for example, the COVID-19 pandemic); and

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

We are subject to stringent privacy and data security laws, information security policies, government regulation, contractual obligations and standards governing the use, processing, and cross-border transfer of personal information and our data privacy and security practices. The actual or perceived failure by us, our business partners, or vendors to comply with increasingly stringent laws, regulations, external and internal privacy and security policies and representations, and contractual obligations relating to privacy, data protection, and data security could harm our reputation, disrupt or adversely affect our business operations, and subject us to significant fines and liability.

We receive, generate, process, use, transfer, disclose, make accessible, protect, share and store significant and increasing volumes of sensitive information, such as employee, personal and patient data. We are or may become subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the different jurisdictions in which we operate, including comprehensive regulatory systems in the U.S. and Europe. Legal requirements relating to the collection, storage, handling, and transfer of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance. Additionally, we are or may become subject to the terms of external and internal privacy and security policies, representations, certifications, standards, publications and frameworks, and contractual obligations to third parties related to privacy, information security and processing.

Compliance with U.S. and international data protection laws, regulations and other internal and external privacy and cybersecurity commitments could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Complying with these various laws and other obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. If we or our personnel, partners, or vendors fail, or are perceived to have failed, to comply with U.S. and international data privacy and protection laws, regulations and other obligations or representations, it could result in government enforcement actions (which could include civil or criminal penalties), inability to process personal data, regulatory scrutiny, disruptions to our operations, diversion of time and effort, private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in fines or other financial penalties, could result in adverse publicity or other regulatory scrutiny and could have a material adverse effect on our business, financial condition and results of operations.

The California Consumer Privacy Act (CCPA) which took effect on January 1, 2020, is an example of how data protection and data security regulation has become more stringent in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance cost and potential liability.

The collection and use of personal data in the European Union (EU) are governed by the General Data Protection Regulation (GDPR). The GDPR imposes stringent requirements for controllers and processors of personal data, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The GDPR also includes restrictions on cross-border data transfers. A recent decision by the Court of Justice of the EU (the “Schrems II” ruling), however, has invalidated the EU-U.S. Privacy Shield Framework, which was one of the primary mechanisms used by U.S. Companies to import personal information from Europe, and raised questions about whether the European Commission’s Standard Contractual Clauses (SCCs), one of the primary alternatives to the Privacy Shield, can lawfully be used for personal information transfers from Europe to the United States or most other countries. Similarly, the Swiss Federal Data Protection and Information Commissioner recently opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S. The United Kingdom (U.K.), whose data protection laws are similar to those of the EU, may similarly determine that the EU-U.S. Privacy Shield is not a valid mechanism for lawfully transferring personal information from the UK to the United States. The European Commission recently proposed updates to the SCCs, and additional regulatory guidance has been released that seeks to impose additional obligations on companies seeking to rely on the SCCs. Given that, at present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the SCCs, any transfers by us or our vendors of personal data from Europe may not comply with European data protection law, which may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions and may prohibit our transfer of EU personal data outside of the EU (including clinical trial data), and may adversely impact our operations, product development and ability to provide our products.

Further, the U.K.’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the U.K. As of the beginning of 2021, the U.K. is deemed to be a “third country” under the GDPR and transfers of European personal information to the U.K. will require an adequacy mechanism to render such transfers lawful under the GDPR. Compliance with the GDPR and applicable EU member states and the U.K. privacy laws will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. In addition, our failure to comply with GDPR and privacy laws of EU member states or the U.K. may result in regulators prohibiting our processing of the personal information of EU data subjects, which could impact our operations and ability to develop our products and provide our services, including interrupting or ending EU clinical trials.

The GDPR applies extraterritorially, and we may be subject to the GDPR when our data processing activities involve the personal data of individuals located in the EU, such as in connection with any EU clinical trials. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.

Other jurisdictions outside the EU are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we may be in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. If we fail to comply with the GDPR and the applicable national data protection laws of the EU member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to

€20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

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

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug development process that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Furthermore, we cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

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

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexamination, post-grant review, inter partes review, and derivation proceedings before the U.S. Patent and Trademark Office (USPTO), and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Numerous

U.S. and foreign issued patents and pending patent applications which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

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

Depending upon the timing, duration and specifics of any U.S. FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for the patent term lost during the U.S. FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. Similar issues apply in the patent legal systems of other key markets such as the EU. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

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
•

Acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment and also the willingness of physicians to prescribe a drug based on an active pharmaceutical ingredient (API), that is less familiar to them than other drug

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

If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise (including, for example, any disruptions caused by the COVID-19 pandemic), we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, clinical trials. We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates must be approved by the U.S. FDA or other regulators pursuant to inspections. While we work closely with our third-party manufacturers on the manufacturing process for our product candidates, including quality audits, we generally do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements and for manufacture of both active drug substances and finished drug products.

If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the U.S. FDA or other regulators, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the U.S. FDA or other regulators do not approve these facilities for the manufacture of our product candidates or if they withdraw any such approval in the future, we may need to find alternative manufacturing facilities, which could take several years and would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively PPACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of PPACA. For example, during his term in office, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of PPACA or otherwise circumvent some of the requirements for health insurance mandated by PPACA. In addition, The Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS) published a final rule to give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA marketplaces. Further, Congress considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (the Tax Act), includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018 (BBA), among other things, amended the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (Texas District Court) ruled that the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the PPACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the Texas District Court ruling that the individual mandate was unconstitutional and remanded the case back to the Texas District Court to determine whether the remaining provisions of the PPACA are invalid as well. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the PPACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the PPACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by U.S. Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The U.S. FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. However, it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by PPACA and by other health care reforms that may be enacted or adopted in the future. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

In China, the Ministry of Human Resources and Social Security of China or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from China’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List, or provincial or local medical insurance catalogues for the National Medical Insurance Program regularly, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. These determinations are made based on a number of factors, including price and efficacy.

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

The Physician Payments Sunshine Act, enacted as part of PPACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding their payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year.

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

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We engage third-party investigators, CROs, and other consultants to design and perform preclinical studies of our product candidates, and will do the same for any clinical trials. Also, once a product candidate has been approved and commercialized, we may engage third-party intermediaries to promote and sell our products abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, collaborators, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

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

Risks Related to our ADSs

The price of our ADSs has been, and may continue to be, volatile and may fluctuate due to factors beyond our control.

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The COVID-19 pandemic, for example, has negatively affected the stock market and investor sentiment and has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Tenth Amended and Restated Memorandum and Articles of Association (Articles), the Companies Act (as amended) of the Cayman Islands (the Companies Act), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies do not have standing to sue before the federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Memorandum and Articles of Association–Material Differences in Corporate Law”.

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

We have not paid cash dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, we are not permitted to dispose of a substantial part of our assets pursuant to the terms of the CSL Facility without the prior consent of CSL, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ADSs or ordinary shares. As a result, capital appreciation, if any, on our ADSs or ordinary shares will be your sole source of potential gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs or the underlying ordinary shares at or above the price you pay for our ADSs or ordinary shares. Investors seeking cash dividends should not purchase our ADSs.

Purchasers of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. After we notify the depositary of the agenda for the shareholders’ meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you once they are available. We have agreed to give the depositary at least 35 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for our ADSs, to the extent we have provided the depositary with at least 35 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from you, you shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by your ADSs as desired. However, no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless we have provided the depositary with an opinion of our counsel to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands laws, rules, regulations or permits, (c) the voting arrangement and deemed instruction will be given effect under Cayman Islands laws, rules, regulations and permits, and (d) the granting of such proxy will not under any circumstances result in the depositary being treated as the beneficial owner of ADSs under Cayman Islands laws, rules, regulations or permits.

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

Our corporate affairs are governed by our Articles and by the laws governing Cayman Islands corporations and companies engaging in drug development, marketing and sales businesses, as well as by the common law of the Cayman Islands. Certain rights and responsibilities of our shareholders, ADS holders and members of our board of directors under Cayman law are different from those that apply to a Delaware corporation. For example, Directors of Cayman Islands exempted companies are required to observe certain fiduciary duties. These duties are owed to the Cayman Islands company and include the duty to act in the best interests of the company and the shareholders as a whole. However, the fiduciary duties of a director of a Cayman Islands exempted company may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while shareholders (including controlling shareholders) of Cayman Islands companies owe no fiduciary duties either to the company or to other shareholders.

Further, the rights of our shareholders to bring shareholders’ suits against us or our board of directors under Cayman Islands law are much more limited than those of shareholders of a U.S. corporation. For example, under Cayman Islands law, a shareholder who wishes to bring a claim against a director would generally need to obtain permission from the courts to bring a derivative action, in the name of the company, against the director. This is because the director of a Cayman Islands exempted company owes duties to the company and not to individual shareholders. As a result, our shareholders may have more difficulty protecting their rights in connection with actions taken by our directors than they would as shareholders of a U.S. corporation. In addition, minority shareholders in a Cayman Islands exempted company have more limited rights than minority shareholders in a U.S. corporation in relation to mergers and similar transactions that the company may carry out. For example, if a merger under the Companies Act involving a Cayman Islands exempted company is approved by the requisite majority of shareholders, a dissenting minority shareholder would have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Such dissenter rights differ substantially from the appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations. Further, if a takeover offer is made to the shareholders of a Cayman Islands exempted company and accepted by holders of 90% of the shares affected, the offeror may require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A minority shareholder in this scenario would have no rights comparable to the appraisal rights which would generally be available to a dissenting shareholder of a U.S. corporation in similar circumstances. For a description of the principal differences between the provisions of Cayman law applicable to us and the U.S. Delaware General Corporate Law relating to shareholders’ rights and protections, see “Memorandum and Articles of Association–Material Differences in Corporate Law”.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Stock Market LLC (Nasdaq) corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards. We intend to continue to follow Cayman Islands corporate governance practices in lieu of certain corporate governance requirements of Nasdaq. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the market value of our ordinary shares), and the nature of our business, we do not believe that we were a PFIC for the taxable year ended December 31, 2020; however we have not yet performed an analysis for our current taxable year. There can be no assurance regarding our PFIC status for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are “U.S. Holders”, and having interest charges apply to distributions by us and the proceeds of share sales and having to comply with certain reporting requirements. As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares or ADSs who is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares (as a result of such person’s ownership of ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

General Risk Factors

We have incurred and will incur increased costs as a result of operating as a public company in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN.” As a U.S. public company, we have incurred significant legal, accounting and other expenses that we did not incur previously, and we will incur additional expenses after we no longer qualify as an EGC. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Management is required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014. Our ADSs have been listed on The Nasdaq Global Market (Nasdaq) since May 2018 and our ordinary shares were previously listed on the Taipei Exchange (TPEx). In August 2020, our ordinary shares ceased trading on TPEx, and in September 2020, our shareholders approved the cessation of our public company status in Taiwan, resulting in Nasdaq being the primary listing of our securities. In September 2020, we received confirmation from the Financial Supervisory Commission of Taiwan (FSC), confirming the removal of our public company status in Taiwan. As a result, we are no longer bound by the rules and regulations of the FSC or TPEx.

Our subsidiaries, ASLAN Pharmaceuticals Taiwan Limited, ASLAN Pharmaceuticals Australia Pty Ltd., ASLAN Pharmaceuticals Hong Kong Limited, ASLAN Pharmaceuticals (Shanghai) Co. Ltd., ASLAN Pharmaceuticals (USA) Inc. and JAGUAHR Therapeutics Pte. Ltd. were incorporated in the Republic of China, Australia, Hong Kong, China, the United States and Singapore in November 2013, July 2014, July 2015, May 2016, October 2018, and August 2019, respectively.

Our principal executive offices are located at 83 Clemenceau Avenue, #12-03 UE Square, Singapore 239920. Our telephone number at that address is +65 6222 4235. Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. 10 East 40th Street 10th Floor, New York, New York 10016, and the telephone number is +1 212 947 7200. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a corporate website at www.aslanpharma.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document. We have included our website address in this document solely as an inactive textual reference.

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

B.	Business overview.

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

Our portfolio is led by ASLAN004, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. ASLAN004 has the potential to be best-in-disease for atopic dermatitis and asthma. We are conducting a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for moderate-to-severe atopic dermatitis. Interim results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report top-line data from this trial in the third quarter of 2021. In addition, we plan to explore additional indications for ASLAN004 in the second half of 2021.

We are also developing ASLAN003, an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be best-in-class therapy in autoimmune disease.

Our Product Candidates

The following table summarizes our product candidate pipeline and discovery programs:

We hold global rights to all of our product candidates with the exception of ASLAN003, for which BioGenetics Co., Ltd. (BioGenetics) acquired rights for the Republic of Korea (South Korea).

ASLAN004. ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor a1 subunit (IL-13Ra1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. We have initiated a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for atopic dermatitis. A single ascending dose (SAD) clinical trial in healthy volunteers was completed in the second quarter of 2019. In October 2019, we initiated a multiple ascending dose (MAD) clinical trial in moderate-to-severe atopic dermatitis patients. Interim results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report top-line data from this trial in the third quarter of 2021.

ASLAN003. ASLAN003 is an orally available, small-molecule inhibitor of dihydroorotate dehydrogenase (DHODH) and has been investigated in three phase 1 clinical studies in healthy volunteers, and one phase 2 study in patients with acute myeloid leukemia (AML). ASLAN003 is currently being considered for autoimmune diseases. The high potency and selectivity of ASLAN003, and the favorable safety profile demonstrated in clinical studies to date, may offer best-in-class potential as a treatment for autoimmune conditions.

Additional Pipeline Programs. We have established a joint venture called JAGUAHR Therapeutics Pte. Ltd. with Bukwang Pharmaceutical Co., Ltd. (Bukwang), a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR), an immune checkpoint inhibitor.

Our Product Candidates

ASLAN004

ASLAN004 is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1). ASLAN004 is currently in clinical development, and we are not aware of any other antibodies in clinical development targeting IL-13Rα1. By targeting IL-13Rα1, which forms the Type II receptor complex with IL-4Rα, ASLAN004 potently inhibits signaling of both interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering symptoms of allergy in atopic dermatitis, such as redness and itching of the skin, as well as asthma symptoms such as shortness of breath, wheeze and cough. Dupilumab is marketed for moderate-to-severe atopic dermatitis, moderate-to-severe asthma and chronic rhinosinusitis with nasal polyposis. As we target the same pathways as dupilumab, we believe ASLAN004 can follow a similar regulatory path. We believe ASLAN004 has the potential to become a first-in-class inhibitor of the IL-13 receptor and best-in-disease for atopic dermatitis and asthma. By targeting IL-13Rα1, rather than IL-4Rα, we believe ASLAN004 has the potential to offer a differentiated profile, including competitive efficacy, lower dosing frequency and a favorable side effect profile.

We have initiated a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for atopic dermatitis. A single ascending dose (SAD) clinical trial in healthy volunteers was completed in the second quarter of 2019. In October 2019, we initiated a multiple ascending dose (MAD) clinical trial in moderate-to-severe atopic dermatitis patients. Interim results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report top-line data from this trial in the third quarter of 2021.

In the future, we may also develop ASLAN004 in other inflammatory indications, such as asthma, nasal polyps, scleroderma and chronic obstructive pulmonary disorder (COPD). We licensed worldwide rights for ASLAN004 from CSL Limited (CSL) in May 2014.

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

ASLAN004 binds more strongly to the receptor than dupilumab relative to its respective ligand. ASLAN004 has a 60-fold higher affinity for the IL-13Rα1 than IL-13, whereas dupilumab has only a three-fold higher affinity for the IL-4Rα than IL-4. This means that the concentration of ASLAN004 required to block the Type II receptor may be significantly lower than the concentration of dupilumab required to do the same.

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

•

Potential for less frequent dosing. Dupilumab may require significantly higher steady state concentrations than ASLAN004 for full target inhibition, which may allow for less frequent dosing. Dupilumab is dosed once every two weeks via subcutaneous injection. ASLAN004 may offer the potential for monthly dosing and this will be fully investigated in clinical development. A reduced injection frequency would provide patients with greater convenience.

•

Potential for faster onset of action. In the clinic, ASLAN004 delivered intravenously demonstrated a rapid onset of action with full receptor occupancy and complete inhibition of a key downstream biomarker of IL-13 and IL-4 signaling, STAT6, within one hour of dosing, closely reflecting the data obtained in the cynomolgus monkey.

•

Potential for improved safety profile. ASLAN004 targets the IL-13Rα1 subunit of the Type II receptor, whereas dupilumab binds to IL-4Rα. As a result, both ASLAN004 and dupilumab block the Type II receptor, which contains IL-4Rα and IL-13Rα1, however only dupilumab blocks the

Type I receptor, which contains IL-4Rα only, and is expressed on naïve T-cells and B-cells. In published clinical studies in atopic dermatitis, dupilumab demonstrated severe, persistent conjunctivitis in 5-28% of patients, requiring topical ocular treatment with tacrolimus or steroids. In contrast, lebrikizumab targets only the IL-13 ligand via the Type II receptor and shows a far lower incidence of conjunctivitis in atopic dermatitis patients, suggesting that inhibition of the Type I receptor, rather than the Type II receptor, may be responsible for driving conjunctivitis.

•	Potential for fewer injection site reactions. Injection site reactions, such as reddening and pain, have been reported in 8% to 19% of patients using dupilumab compared to 6% in placebo patients.
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

Treatment options have historically focused on topical therapies. In December 2016, the U.S. FDA granted approval for Eucrisa (developed by Pfizer Inc.), a topical treatment for mild to moderate atopic dermatitis. More recently in March 2017, the U.S. FDA granted approval for dupilumab (developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc.) for adults with moderate-to-severe atopic dermatitis. Dupilumab is the only approved biologic therapy available and has been driving significant growth in the market, which is expected to exceed $20 billion by 2027. However there remains a significant unmet need, with only 35% of patients treated with dupilumab achieving an optimal response and conjunctivitis reported in 25-50% to patients in clinical practice.

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

Xolair (anti-IgE) and Nucala (anti-IL5) are among the leading biological therapies by sales. Novel therapies like dupilumab are anticipated to compete with biological therapies and inhaled therapies.

Preclinical and Clinical Development

ASLAN004 is a fully human IgG4 monoclonal antibody that specifically binds to the human IL-13Rα1 protein and was originally made using the Medarex mouse technology. The antibody was isolated and optimized to have picomolar binding affinity by CSL Behring.

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

Drug-related adverse event	N = 44
	Any grade		Severity
	N	(%)	Mild	Moderate	Severe
Decreased appetite	2	5	1	1	0
Alanine aminotransferase increased	1	2	1	0	0
Diarrhea	1	2	1	0	0
Pyrexia	1	2	1	0	0
Blood lactate dehydrogenase increase	1	2	1	0	0
Weight decrease	1	2	1	0	0
Lymphocyte count decrease	1	2	1	0	0
Headache	1	2	0	1	0
C-reactive protein increase	1	2	1	0	0
Injection site pruritus (mild)	1	2	1	0	0

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

Multiple Ascending Dose Clinical Trial in Moderate-to-Severe Atopic Dermatitis

In October 2019, we announced the enrolment of the first patient in our MAD clinical trial testing the first-in-class therapeutic antibody ASLAN004 in moderate-to-severe atopic dermatitis patients. The randomized, double-blind, placebo-controlled MAD clinical trial evaluated three doses (200mg, 400mg and 600mg) of ASLAN004 delivered weekly via subcutaneous injection. Based on a review of blinded safety data, the highest dose, 600mg, was selected for the expansion cohort, which will recruit at least 24 additional patients. Patients are dosed weekly for eight weeks to determine safety and the maximum efficacy of ASLAN004. The primary endpoint is safety and tolerability. Secondary endpoints include efficacy at eight weeks as measured by improvement in the Eczema Area and Severity Index (EASI) score, EASI-50, EASI-75, EASI-90, Investigators Global Assessment (IGA) pruritis numeric rating scale (NRS) and Patient-Oriented Eczema Measure. The trial will recruit up to 50 moderate-to-severe atopic dermatitis patients and recruitment into the expansion cohort started in January 2021. We expect to report top-line data from this trial in the third quarter of 2021. The trial was designed with 80% power to detect a 39% improvement in EASI compared to placebo at eight weeks. After completion of the MAD trial, we plan to initiate a Phase 2b dose-range finding trial in atopic dermatitis patients.

ASLAN004 MAD Design in Moderate-to-Severe Atopic Dermatitis

On March 1, 2021, we reported positive interim unblinded data from the first three dose cohorts (200mg, 400mg and 600mg) of the ongoing MAD clinical trial. The first three cohorts randomized 25 patients from the United States, Australia and Singapore. Three patients discontinued the trial due to restrictions imposed in response to COVID-19. Of the remaining 22 patients, 18 completed at least 29 days of dosing and assessment and were evaluable for efficacy. The average baseline EASI score of patients was 32.5 and the average IGA score was 3.4 (n=18). At week 8, the average reduction in EASI from baseline at therapeutic doses (400mg and 600mg cohorts) was 74% (n=9) compared to 42% (n=5) for patients on placebo. 89% of patients achieved EASI-50 versus 40% on placebo; 67% achieved EASI-75 versus 0% on placebo; 56% achieved EASI-90 versus 0% on placebo; and 22% of patients achieved IGA of 0 or 1 versus 0% on placebo. Peak pruritus improved after just one dose and continued to improve by an average of 46% relative to baseline at week 8 compared to 16% for patients on placebo. The proportion of patients with adverse events and treatment-related adverse events were similar across treatment and placebo arms. There were no treatment-related adverse events in the active arm that led to discontinuation.

ASLAN003

ASLAN003 is an orally active, potent inhibitor of DHODH which was designed to address the limitations of first generation DHODH inhibitors in inflammatory autoimmune diseases. Teriflunomide and leflunomide, which is a prodrug of teriflunomide, are first generation DHODH inhibitors, approved in the United States, Europe and Asia for the treatment of rheumatoid arthritis and multiple sclerosis, respectively. These molecules are less potent inhibitors of DHODH as compared to ASLAN003 and are sufficient to slow the proliferation of inflammatory cells and therefore adequate in chronic inflammatory disorders.

However, these molecules are known to have off-target activities, extremely long wash-out period and have black-box warnings for hepatotoxicity and reproductive toxicity, requiring close patient monitoring or restricting use altogether. In contrast, ASLAN003 is structurally distinct from and up to two orders of magnitude more potent at inhibiting DHODH than leflunomide and teriflunomide and has a half-life of 18 hours with no accumulation, allowing for rapid clearance on cessation of treatment.

We licensed ASLAN003 from Almirall in 2012 after Almirall’s completion of a Phase 1 single ascending dose clinical trial, in which the drug was well-tolerated in healthy volunteers. We then conducted two additional Phase 1 clinical trials, exploring multiple ascending doses and fed/fasted comparison in healthy volunteers. These trials demonstrated that the drug was well-tolerated and plasma concentrations following dosing were similar in Caucasians and Asians. We subsequently conducted a phase 2 study in patients with AML demonstrating that ASLAN003 was well-tolerated in this population.

Mechanism of Action

Rapidly proliferating cells require increased levels of adenosine triphosphate (ATP) and pyrimidines for growth and replication. ASLAN003 is an inhibitor of DHODH, which is the enzyme controlling the conversion of dihydroorotate (DHO) to orotate, the rate limiting step in the de novo synthesis of uridine monophosphate (UMP) which is a pyrimidine precursor. Pyrimidines are nucleotides and are essential building blocks for the production of deoxyribonucleic acid (DNA) and ribonucleic acid (RNA) in mammalian cells. DHODH is located in the mitochondria and during manufacture of nucleotides it also contributes to the production of ATP. Inhibition of DHODH depletes the intracellular pool of pyrimidines and contributes to lower levels of ATP, which inhibits the cells ability to replicate. Importantly, normally functioning, non-proliferating cells can utilize salvage pathways to obtain ATP and pyrimidines, so the effects of DHODH inhibition are expected to selectively affect only the types of rapidly proliferating cells implicated in disease.

This broad mechanism may have utility in several distinct therapeutic areas. In T-cell mediated inflammatory autoimmune diseases such as rheumatoid arthritis and multiple sclerosis, inhibition of DHODH to arrest the proliferation of autoreactive lymphocytes is a well-established treatment strategy.

Advantages

We believe that ASLAN003 has the potential to be a best-in-class DHODH inhibitor in autoimmune disease due to the following competitive advantages:

•

Potent inhibition of DHODH. The binding affinity of ASLAN003 to DHODH is up to two orders of magnitude stronger than first generation DHODH inhibitors, such as leflunomide and teriflunomide, and other clinical stage compounds.

•

Addresses the toxicities associated with first generation inhibitors. Existing DHODH inhibitors, such as leflunomide and teriflunomide, are associated with significant off-target toxicities and carry black box warnings for hepatotoxicity and reproductive toxicity. ASLAN003 has been found to be well tolerated in phase 1 and phase 2 studies. In work undertaken by Liverpool University, a world leading center for hepatotoxicity, scientists evaluated the hepatotoxic potential of a panel of six DHODH inhibitors in two hepatic in vitro models. In one model, ASLAN003 was shown to be the least toxic compound tested despite being one of the most potent DHODH inhibitors, while teriflunomide and leflunomide were equally the most toxic compounds tested.

•

Highly favorable pharmacokinetic (PK) profile. Both leflunomide and teriflunomide take between three and four weeks to build to therapeutic levels and two years to clear completely after dosing is stopped. In contrast, ASLAN003 reaches full exposure in 24 hours with a half-life of 18 hours allowing rapid clearance following cessation of treatment. ASLAN003 shows a linear, dose-proportional PK profile and allows for once-daily, oral dosing which is important in ensuring patient compliance.

Market Opportunity

The autoimmune diseases market is large and continues to grow, with indications such as psoriasis and inflammatory bowel disease affecting as many as 2% and 1% of the United States population, respectively. In 2017 the global autoimmune disease therapeutics market was valued at $110 billion and is forecast to reach $153 billion by 2025. Many diseases have similar or related underlying pathogenesis, and some have few or no effective pharmaceutical treatment options. The broad immunomodulatory and anti-inflammatory properties of ASLAN003 may have utility in several different diseases and may offer a safe and convenient treatment option for patients with these diseases. Other than the first generation DHODH inhibitors, leflunomide and teriflunomide, approved in rheumatoid arthritis and multiple sclerosis respectively, there are no DHODH inhibitors approved for the treatment of autoimmune disease, presenting a compelling opportunity for ASLAN003.

Preclinical and Clinical Development

We assessed the potency of ASLAN003 using three standard assays: cell free, human primary cell, and human whole blood. The table below shows that ASLAN003 is more potent than teriflunomide. The IC50 value is the concentration of the drug required to produce 50% inhibition of response in the assay.

Study	ASLAN003 IC50 (µM)	Teriflunomide IC50 (µM)
Enzymatic DHODH inhibition	0.035	1.1
Human PBMC proliferation inhibition	1.4	46
IFNγ inhibition in human whole blood	2.5	259

Our Phase 1 single and multiple ascending dose clinical trials of ASLAN003, which were conducted with 95 healthy subjects, demonstrated dose proportional pharmacokinetics and no accumulation in the body. After a single 100 mg oral dose of ASLAN003, the plasma levels of the drug in Caucasians and Asians were highly similar and demonstrated stable drug levels in plasma at multiple doses. ASLAN003 also reached steady state after the second day of dosing and did not accumulate in the body.

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

Pursuant to the terms of the joint venture agreement (JV Agreement), we transferred the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborators, into JAGUAHR. Subject to the fulfilment of certain conditions, Bukwang agreed to invest $5.0 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug (IND) application. The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019. Pursuant to an Amendment to the JV Agreement that we entered into in March 2021, the second tranche of $2.5 million will be payable to JAGUAHR upon the joint steering committee of JAGUAHR approving an amended research plan setting out a reasonable timeline and budget to complete the additional research required to enable a candidate drug to be nominated.  Of this second tranche, $700,000 may be utilized by JAGUAHR upon receipt, while the balance of $1.8 million will be held unspent in JAGUAHR’s bank account until the board has approved a candidate drug nominated by the joint steering committee, after which it may be released for use by JAGUAHR. Upon receipt of the second tranche of $2.5 million from Bukwang our ownership is expected to be diluted from a majority 55% to minority 35%. Until the IND application is filed, we retain the rights to buy back the assets related to AhR technology at a price equal to three times the amount invested by Bukwang. We expect that the IND will be filed in 2022 and that the joint venture will be fully funded by the investment from Bukwang.

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

ASLAN004

•	We are not aware of any other drugs targeting IL-13Rα1 and we believe our intellectual property which includes our licensing agreement with CSL would preclude such development.
•	Dupilumab from Sanofi S.A. and Regeneron Pharmaceuticals, Inc. is approved to treat moderate-to-severe atopic dermatitis, moderate-to-severe asthma and chronic rhinosinusitis with nasal polyposis.
•

There are several IL-13 selective inhibitors in development, including lebrikizumab being developed by Dermira, Inc./Eli Lilly, and tralokinumab being developed by Leo Pharma A/S. Both of these drugs have recently failed in Phase 3 clinical trials in asthma, however they may be successful in other indications, such as atopic dermatitis.

ASLAN003

•	Teriflunomide and leflunomide from Sanofi S.A. are DHODH inhibitors approved for the treatment of multiple sclerosis and rheumatoid arthritis respectively.
•

Vidofludimus being developed by Immunic, Inc and PP-001 being developed by Panoptes Pharma Ges.m.b.H./EyeGate Pharmaceuticals, Inc. are DHODH inhibitors currently in clinical development for various autoimmune diseases, with vidofludimus also being developed for COVID-19.

•

Other DHODH inhibitors in clinical development include AG-636 developed by Agios Pharmaceuticals, Inc. and PTC299 developed by PTC Therapeutics, Inc, which are in clinical trials for haematological cancer, with PTC299 also being developed for COVID-19.

Manufacturing

All of our clinical supplies are manufactured in accordance with current good manufacturing practices (cGMP) using high quality contract manufacturing organizations, and we plan to continue to rely on contract manufacturing organizations for our production needs for the foreseeable future. We do not have internal manufacturing capabilities for small molecules or biological drugs and we do not intend to build or acquire infrastructure for manufacturing our product candidates for clinical or commercial supply.

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

On December 21, 2015, we entered into an amended development and license agreement with Almirall which replaced the previous agreement, further amended by an amendment agreement entered into on March 16, 2018. Under the agreement as so amended, we obtained from Almirall an expanded exclusive, worldwide license to develop, manufacture and commercialize ASLAN003 products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome (collectively, the KHD/NMSC products). We generally have the right to sublicense our rights under the agreement. If Almirall wishes to use a third party to develop KHD/NMSC products, we have a right of first negotiation to obtain a license from Almirall to carry out those developments.

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

In consideration of the rights granted to us under the agreement, we made an initial upfront payment to Array of $12 million in January 2018 and an additional upfront payment of $11 million in June 2018, respectively. In addition, we will be required to pay up to $30 million if certain development milestones are achieved, $20 million if certain regulatory milestones are achieved, and up to $55 million if certain commercial milestones are achieved. We are also required to pay Array tiered royalties in the low tens on net sales of varlitinib. Our royalty obligations will continue on a country-by-country basis through the later of the expiration of the last valid patent claim for varlitinib or ten years after the first commercial sale of varlitinib in a given country.

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

Collaboration and License Agreements with BioGenetics

License of ASLAN003 for South Korea

On March 11, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right under certain of our intellectual property and intellectual property that we have licensed from Almirall, to commercialize, and if agreed, manufacture, ASLAN003 for the treatment of all indications in South Korea, excluding topically administered products for the treatment of keratinocyte hyperproliferative disorders and certain non-melanoma skin cancers. Under the agreement, BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea, and we are obligated to use commercially reasonable efforts to provide information and cooperation as needed for these regulatory approvals. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

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

License of varlitinib for South Korea

On February 27, 2019, we entered into a collaboration and license agreement with BioGenetics pursuant to which we granted BioGenetics the exclusive right under certain of our intellectual property that we have licensed from Array to commercialize, and if agreed, manufacture, varlitinib for the diagnosis and treatment of all indications in South Korea. Under the agreement, BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. In addition to certain other obligations, we are obligated to use commercially reasonable efforts to provide information and cooperation as needed for these regulatory approvals. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

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

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that prevent marketing of our products or working our own technology. We endeavor to identify early third party patents and patent applications which may be blocking to a product or technology, to minimize this risk. However, relevant documents may be overlooked or missed, which may in turn impact on the freedom to commercialize the relevant asset.

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

As of March 26, 2021, this family of patents included five issued patents in the United States and issued patents in a number of foreign countries and jurisdictions, including Australia, Canada, China, Europe, Hong Kong, India, and Japan. The scope of the claims may differ in the various countries. The issued patents in this family are expected to expire in October 2027, subject to the payment of renewal fees, excluding any additional term for patent term adjustments or patent term extensions.

Owned by Us

We are co-applicants together with CSL on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2019/004943 filed June 29, 2018 relates to use of ASLAN004 in the treatment of cutaneous T cell lymphoma, in particular mycosis fungoides and/or Sézary syndrome. As of March 26, 2021, this family of patents includes patent applications filed in China, Europe, Japan and the United States. The normal expiry of these patents is 2038, subject to the payment of renewal fees.

•

WO2020/197502 filed March 26, 2020 relates to use of ASLAN004 in a dosing regimen. As of March 26, 2021, this application is currently being processed under the Patent Cooperation Treaty. The normal expiry of patents granted under this application is 2040, subject to the payment of renewal fees.

•

A derivative of WO2020/197502 filed in the United States only on February 26, 2021, relates to a formulation of ASLAN004. As of March 26, 2021, this application is currently being examined in the USPTO. The normal expiry of this patent is 2041, subject to the payment of renewal fees.

These cases are at an early stage and it is unclear what claims may be granted, if any.

Pursuant to the amended and restated license agreement with CSL entered into on May 31, 2019, any patents on intellectual property newly developed prior to the completion of the SAD study are to be in the joint names of ASLAN and CSL. Any patents on intellectual property newly developed after the completion of the SAD study are to be in the sole name of ASLAN. There are two unpublished Singaporean priority patent applications in the sole name of ASLAN filed in Singapore in March 2021 relating to use of ASLAN004 in treatment. The deadline for completing these cases is March 1, 2022. If progressed and granted, these cases will have a normal expiry of 2042, subject to the payment of renewal fees. These cases are at an early stage and it is not clear what claims may be granted, if any.

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

The basic compound protection for ASLAN003 is provided by the composition of matter family of patents derived from WO2008/077639 filed December 21, 2007. As of March 26, 2021, this family of patents included patents issued in Argentina, Australia, Bolivia, Canada, China, Chile, Columbia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Nigeria, Norway, Peru, Philippines, Russia, Singapore, South Africa, South Korea, Taiwan, Ukraine, Uruguay, the United States (two patents) and Vietnam, and an allowed patent application in Ecuador. In addition, as of March 26, 2021, this family of patents included patent applications filed in Brazil, Egypt, Pakistan, Thailand, and Venezuela. The scope of the claims may differ in different countries. The normal expiration of this family of patents is December 2027, subject to the payment of renewal fees.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2018/160138 filed March 1, 2018 relates to use of ASLAN003 in treatment of hematological cancers. As of March 26, 2021, this family of patents includes patent applications filed in China, Europe, Japan, and the United States. The normal expiration of this family of patents is Mar 2038, subject to the payment of renewal fees.

We also own two unpublished Singapore priority patent applications filed in August 2020 and October 2020 relating to the use of ASLAN003 in treatment. The deadline for completing these applications is August 31, 2021 and October 15, 2021 respectively. If progressed and granted, these cases will have a normal expiry of August 2041 and October 2041, subject to payment of renewal fees.

These cases are at an early stage and it is unclear what claims may be granted, if any.

Varlitinib

Licensed from Array

On July 12, 2011, we entered into a collaboration and license agreement with Array, relating to Array’s pan-HER inhibitor, ARRY-334543, which we refer to as ASLAN001 (varlitinib), pursuant to which we obtained an exclusive, worldwide license to develop products incorporating varlitinib as an active ingredient for the treatment or prevention of any diseases or conditions in humans, pursuant to an agreed development plan, and an exclusive, worldwide license to pursue a commercial licensing program in relation to such products. On January 3, 2018, we entered into a new license agreement with Array, which replaces and supersedes our previous collaboration and license agreement, pursuant to which we obtained an exclusive, worldwide license to develop, manufacture and commercialize varlitinib for all human and animal therapeutic, diagnostic and prophylactic uses.

The basic protection for varlitinib is provided by a family of composition of matter patents. These patents disclose a genus and also explicitly discloses varlitinib (example number 52 in WO2005/016346).

As of March 26, 2021, this family of patents included patents issued in the United States (four patents, some relating to intermediates and processes), Australia, Brazil, Canada, China (at least three patents), Chile, Colombia, Europe, Hong Kong, Indonesia, India, Iceland, Israel, Japan, South Korea, Macau, Mexico, Norway, New Zealand, Philippines, Russia, Singapore, Ukraine, South Africa, and Taiwan. In addition, as of March 26, 2021, this family of patents included patent applications filed in Egypt and Venezuela. The scope of the claims may differ in the various countries. The normal expiration of this family of patents is August 2024, subject to the payment of renewal fees.

The first patent application filed in China was not granted based on a technicality of Chinese practice. Subsequently filed divisional patent applications were granted. If the validity of one or more of the granted divisional patents is challenged then one or more of these patents may ultimately be considered invalid. In China typically branded medicines may still grow their market share, even after patent expiration. This trend along with subsequently filed patent applications and the Chinese market exclusivity provisions may minimize the impact of negative decisions that may be received in respect of one or more of the divisional patents.

Protection for the synthetic process of making varlitinib and a key intermediate in that process may be provided from the family of patents derived from WO2007/059257, filed November 15, 2006. As of March 26, 2021, this family of patents includes issued patents in Australia, Canada, China, Colombia, Europe, Hong Kong, Iceland, India, Israel, Japan, South Korea, Mexico, Norway, Philippines, Russia, Singapore, South Africa, Ukraine and the United States. In addition, as of March 26, 2021, this family of patents includes a patent application filed in Brazil. The scope of the claims may differ in the various countries. The normal expiration of this family of patents is November 2026.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following:

•

WO2017/037298 filed September 5, 2016 which relates to use of varlitinib in sensitizing a patient to chemotherapy. As of March 26, 2021, this family of patents includes two issued patents in the United States, an allowed application filed in Europe and patent applications filed in China, Japan and South Korea;

•	WO2017/037300 filed September 5, 2016 relates to use of varlitinib in treatment of resistant cancers. As of March 26, 2021, this family of patents includes a patent in Europe and the United States.

Normal expiration of these patents, if granted, is 2036 subject to the payment of renewal fees. It is not clear what claims may be granted, if any, since most of these cases are at an early stage.

There is also a published PCT application WO2020/076239 filed on October 9, 2019 which relates to a salt of varlitinib. The normal expiration of this patent, if granted, is October 2039, subject to payment of renewal fees.

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

Trademarks and Domain Names

We conduct our business using the trademark “ASLAN,” “ASLAN PHARMACEUTICALS” and our lion logo, as well as domain names incorporating either or both of these trademarks. “ASLAN” and our lion logo are the subject of pending trademark applications in Singapore. “ASLAN PHARMACEUTICALS” has been registered in Singapore. We have a portfolio of 16 domain names, which includes: aslanpharma.com, aslanpharma.com.sg, aslanpharma.com.tw, aslanpharma.asia, aslanpharma.org, and aslanpharma.biz.

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

U.S. Government Regulation of Drug and Biologic Products

In the United States, the U.S. FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FFDCA) and biologics such as ASLAN004 additionally under the Public Health Service Act, as well as the implementing regulations for these laws. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the U.S. FDA’s refusal to approve pending New Drug Applications (NDAs) or Biologics License Applications (BLAs), withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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

In addition, under the Pediatric Research Equity Act, an NDA or BLA or supplement thereto for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.

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

Other U.S. Healthcare Laws and Regulations

Healthcare providers and third-party payors play a primary role in the recommendation and use of medical products and drug formulations that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

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

•

The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their respective implementing regulations, imposes, among other things, specified requirements relating to the security, privacy and transmission of individually identifiable health information held by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates, persons or entities that create, use, maintain or disclose individually identifiable health information on behalf of covered entities, as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•

State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

There have been executive, judicial and Congressional challenges to certain aspects of the PPACA. For example, former President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Further, Congress considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (Tax Act) includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018 (BBA) among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (Texas District Court Judge) ruled that the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the PPACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. The United States Supreme Court is reviewing this case—but it is unknown when a decision will be reached. Although the U.S. Supreme Court has yet ruled on the constitutionality of the PPACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare measures of the Biden administration will impact the PPACA.

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

This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. However, it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

European Union General Data Protection Regulation

In addition to European Union regulations related to the approval and commercialization of our products, we may be subject to the European Union’s General Data Protection Regulation (GDPR). The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the European Union, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. A July 2020 decision by the Court of Justice of the European Union, however, created significant uncertainty regarding how data can be legally transferred legally from the EU and the United States; presently, it is unclear if there are any legally viable mechanisms to do so. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Item 3.D. “Risk Factors” section of this Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

A.	Operating results.

Overview

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

Our portfolio is led by ASLAN004, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. ASLAN004 has the potential to be best-in-disease for atopic dermatitis and asthma. We are conducting a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for moderate-to-severe atopic dermatitis. Interim results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report top-line data from this trial in the third quarter of 2021. In addition, we plan to explore additional indications for ASLAN004 in the second half of 2021. We are also developing ASLAN003, an orally active, potent inhibitor of human  DHODH that has the potential to be best-in-class therapy in autoimmune disease.

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

On October 9, 2020, we entered into an Open Market Sale AgreementSM (the Sale Agreement), with Jefferies LLC, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal. From October 9, 2020 through February 19, 2021, we sold 8,862,972 ADSs for net proceeds of $21.5 million, of which 3,953,985 ADSs were sold from October 9, 2020 through December 31, 2020 for net proceeds of $7.4 million and 4,908,987 ADSs were sold after December 31, 2020 for net proceeds of $14.1 million. In February 2021, we sold 25,568,180 ordinary shares (the equivalent of 5,113,636 ADSs) in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement we entered into with the purchasers in the private placement (the Securities Purchase Agreement). In March 2021, we sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses.

We did not generate revenue for the year ended December 31, 2018. We recorded $3.0 million of revenue for the year ended December 31, 2019, which was related to out-licensing activities. We did not generate revenue for the year ended December 31, 2020. To date we have outsourced our manufacturing and clinical operations to third parties. We do not intend to operate our own clinical trials or build or acquire infrastructure for manufacturing our drugs for clinical or commercial supply. All of our clinical supplies are manufactured in accordance with cGMP using high quality contract manufacturing organizations based in the United States, Europe and Asia.

As of December 31, 2020, we had cash and cash equivalents of $14.3 million. We have never been profitable and have incurred significant net losses in each period since our inception. Our consolidated net loss attributable to ordinary shareholders for the years ended December 31, 2018, 2019 and 2020 was $42.2 million, $47.0 million and $16.2 million, respectively. As of December 31, 2020, we had an accumulated deficit of $195.7 million. Our primary use of cash is to fund research and development costs. Our operating activities used $39.5 million, $25.8 million and $15.1 million of cash flows during the years ended December 31, 2018, 2019 and 2020, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

We expect expenses to be incurred in connection with our ongoing activities as we:

•	Continue to invest in the clinical development of our product candidates, including in connection with the following planned and ongoing clinical trials:

oASLAN004 Phase 1 and Phase 2 clinical trials in atopic dermatitis; and

oAny additional clinical trials that we may conduct for product candidates;

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

Out-licensing Agreements

To date, we have out-licensing agreements with BioGenetics.

BioGenetics – License of varlitinib for South Korea

On February 27, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right to commercialize, and if agreed, manufacture, varlitinib for the treatment of all indications in South Korea. In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $2 million as revenue from BioGenetics and are eligible to receive up to $11 million in sales and development milestones where the thresholds for payment of such sales milestones depend on the aggregate of net sales of varlitinib and ASLAN003 products under our agreements with BioGenetics. We are also eligible to receive tiered double-digit royalties on net sales up to a percentage within the mid-twenties. BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. We may provide clinical drug supplies to

BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

BioGenetics – License of ASLAN003 for South Korea

On March 11, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right to commercialize, and if agreed, manufacture, ASLAN003 for the treatment of all indications in South Korea, excluding topically administered products for the treatment of keratinocyte hyperproliferative disorders and certain non-melanoma skin cancers. In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $1 million as revenue from BioGenetics and are eligible to receive up to $8 million in sales and development milestones, the thresholds for payment of such sales milestones being the aggregate of sales of varlitinib under the license summarized above and sales of ASLAN003 products. We are also eligible to receive tiered double-digit royalties on net sales up to a percentage within the mid-twenties. BioGenetics agreed to contribute to the global R&D costs incurred by ASLAN in the clinical development of ASLAN003 in acute myeloid leukemia. BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

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

In-licensing Agreements

We are required to make milestone payments upon the achievement of certain development, regulatory and commercial milestones and royalties based on the net sales of the licensed products and therefore, we expect our results of operations will continue to be affected by these agreements. In 2016, we made a payment of less than $0.1 million to Exploit Technologies Pte Ltd to acquire their license that was capitalized as intangible assets. In 2018, we paid an aggregate of $23.0 million to Array Biopharma Inc. to acquire an exclusive, worldwide license to develop, manufacture and commercialize varlitinib, which was capitalized as intangible assets. In June 2018, we paid $0.5 million to CSL Limited upon the filing of our clinical trial authorization submission with the Singapore Health Sciences Authority, as required under the terms of our license agreement with CSL Limited. In December 2019, we paid Almirall S.A the sum of $82,259, being 10% of the amount received from BioGenetics in respect of the out-licence of ASLAN003 to BioGenetics dated March 11, 2019, as required under the terms of our license agreement with Almirall S.A. For the year ended December 31, 2020, we have not made any other payments related to the in-license agreements. See “Item 4.B. Information on the Company – Business overview—License and Collaboration Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

Key Components of Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales until our product candidates receive regulatory approval. For the year ended December 31, 2019, revenues consisted primarily of upfront payments received under out-licensing arrangements, as described above. We did not generate revenue for the years ended December 31, 2018 and 2020.

Cost of Revenue

We did not recognize costs of revenue for the years ended December 31, 2018 and 2020. For the year ended December 31, 2019, under the in-licensing agreement to develop ASLAN003 with Almirall, Almirall is eligible to receive a payment of 10% of the proceeds from the out-licensing of ASLAN003. The related cost of revenue in the amount of $82,259 payable to Almirall was recognized as operating costs accordingly. Additionally, we made a payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in cholangiocarcinoma (CCA) and recorded as operating costs in February 2019.

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

The table below summarizes our research and development expenses incurred by program for the periods presented:

	For the year ended
	2018	2019	2020
	(in thousands)
Direct research and development expense by product:
Varlitinib	$17,474	$9,873	$1,964
ASLAN003	1,623	760	798
ASLAN004	5,897	3,078	3,650
JAGUAHR	—	114	1,658
Other	2,241	20	346
Indirect research and development expense:
Employee benefit and travel expense	4,320	1,908	898
Other indirect research and development expense	279	834	—
Total research and development expense	$31,834	$16,587	$9,314

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

Non-Operating Income and Expenses

Other Income

Other income is the gain recognized on the disposal of the licensed intellectual property or other rights arising from a third-party license agreement and certain government grants and ADS issuance contribution per our depository agreement. Other income of $0.2 million was recognized for the year ended December 31, 2018 due to the disposal of the licensed intellectual property and $0.9 million was recognized for the year ended December 31, 2020 due to the ADS issuance contribution and certain statutory government subsidies and grants. There was no other income for the years ended December 31, 2019.

Other Gains and Losses, Net

Other gains and losses are primarily net gains and losses from realized and unrealized currency exchange differences and valuation on fair value changes of financial assets and liabilities at fair value through profit or loss incurred during the period. For the years ended December 31, 2018, 2019 and 2020, other gains and losses were $0.2 million, ($0.3) million and ($0.1) million, respectively.

Finance Costs

Finance costs are interest expenses primarily from the Singapore Economic Development Board (EDB) repayable grant, the CSL Facility, the Convertible Loan Facility and the October/November 2019 Loan Facility. For the years ended December 31, 2018, 2019 and 2020, finance costs were $0.5 million, $0.9 million and $1.2 million, respectively.

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

	Year Ended December 31,
	2018	2019	2020
	(in thousands, other than shares or share data)
Net revenues	—	3,000	—
Cost of revenues	—	(407)	—
Operating expenses
General and administrative expenses	(10,514)	(8,512)	(7,169)
Research and development expenses	(31,834)	(16,587)	(9,314)
Total operating expenses	(42,348)	(25,099)	(16,483)
Impairment loss on intangible assets	—	(23,073)	—
Loss from operations	(42,348)	(45,579)	(16,483)
Non-operating income and expenses
Interest income	268	151	—
Other income	187	—	888
Other gains and losses	213	(328)	(129)
Finance costs	(492)	(902)	(1,247)
Total non-operating income and expenses	177	(1,079)	(488)
Loss before income tax	(42,171)	(46,658)	(16,971)
Income tax (expense)/benefits	(14)	(408)	—
Net loss for the year	(42,186)	(47,066)	(16,971)
Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	—	(55)	(124)
Total comprehensive loss	(42,186)	(47,121)	(17,095)
Net loss attributable to:
Stockholders of the Company	(42,186)	(47,016)	(16,198)
Non-controlling interests	—	(50)	(773)
	(42,186)	(47,066)	(16,971)
Total comprehensive loss attributable to:
Stockholders of the Company	(42,186)	(47,071)	(16,322)
Non-controlling interests	—	(50)	(773)
	(42,186)	(47,121)	(17,095)
Weighted-Average shares used in calculating net loss per ordinary shares, basic	149,739,242	162,392,602	192,226,528
Net loss per ordinary share, basic and diluted	(0.28)	(0.29)	(0.08)
Net loss per equivalent ADS, basic and diluted	(1.40)	(1.45)	(0.40)
Each ADS represents five ordinary shares.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

We did not generate revenue for the years ended December 31, 2020. For the year ended December 31, 2019, revenues consisted of upfront payments received under out-licensing arrangements.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2019	%	2020	%
General and administrative expenses
Employee benefit and travel expenses	4,847	57%	4,265	59%
Professional fees	1,055	12%	1,224	17%
Offering costs	1,489	17%	822	12%
Rent relating to operating leases	259	3%	111	2%
Other costs	862	10%	747	11%
Total general and administrative expense	8,512	100%	7,169	100%

General and administrative expenses decreased by $1.3 million from $8.5 million for the year ended December 31, 2019 to $7.2 million for the year ended December 31, 2020. The decrease in general and administrative expenses was primarily due to the delisting from the Taipei Exchange which caused part of the organization to be downsized, and the impact of COVID-19, which caused a decrease in employee benefit and travel expenses, including a decrease in headcount and staffing costs and office administration costs. The decrease in offering costs was primarily due to the follow-on issuance and offering of ADS in 2019 which resulted in higher legal and audit fees.

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2019	%	2020	%
Research and development expenses
Preclinical and clinical development expenses	13,519	81%	6,765	73%
Manufacturing expenses	1,160	7%	1,651	18%
Employee benefit and travel expenses	1,908	12%	898	9%
Total research and development expenses	16,587	100%	9,314	100%

Research and development expenses decreased by $7.3 million from $16.6 million for the year ended December 31, 2019 to $9.3 million for the year ended December 31, 2020. The decrease in research and development expenses was primarily due to the decrease in preclinical and clinical development work on varlitinib.

Other Operating Income and Expenses

No other operating income and expenses were incurred for the year ended December 31, 2020. Other operating expenses for the year ended December 31, 2019 was $23.1 million. This was related to the write-off of intangible assets, consisting of an impairment loss of $23.0 million related to varlitinib, and $0.1 million related to ASLAN005.

Other Income

Other income for the years ended December 31, 2019 and 2020 was zero and $0.9 million, respectively. The increase was primarily due to the ADS issuance contribution of $0.6 million, $0.2 million grant from the Australian government for research and development expenditures and Singapore government subsidies of $0.1 million related to job support schemes.

Other Gains and Losses, Net

Other net losses for the year ended December 31, 2019 were $0.3 million and other net gains for the year ended December 31, 2020 were $0.1 million. The decrease of net losses was primarily the recognition of net gain on fair value changes of financial assets and liabilities, which were due to the moderate historical volatility comparing 2019 and 2020.

Interest Income

Interest income for the years ended December 31, 2019 and 2020 was $0.2 million and $0.0 million, respectively. The decrease was primarily due to a lower cash position comparing $22.2 million and $14.3 million as of December 31, 2019 and 2020 respectively and the decrease in deposits in banks in 2020.

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2019 and 2020, net loss attributable to our stockholders  was $47.0 million and $16.2 million, respectively. The decrease in net losses was mostly driven by the one-off impairment loss on intangible assets recognized in 2019 and the decrease in research and development expenses related to varlitinib.

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

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2018 and 2019, net loss attributable to our stockholders was $42.2 million and $47.0 million, respectively. The increased net losses were mostly driven by the one-off impairment loss on intangible assets.

B.	Liquidity and Capital Resources.

Since inception, we have invested most of our resources in the development of our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing support for our operations. To date we have funded our operations through public and private placements of equity securities, upfront and milestone payments received from our collaborators, funding from governmental bodies and interest income from banks. Through December 31, 2020, we raised aggregate gross proceeds of $182.6 million from private and public offerings, we had received aggregate gross upfront payments of $13.3 million from our collaborators and received an aggregate of $7.5 million in grants from government bodies. Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses of $42.2 million, $47.1 million and $17.0 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had an accumulated deficit of $179.5 million and $195.7 million, respectively. Our operating activities used $39.5 million, $25.8 million and $15.1 million of cash outflows during the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, we had cash and cash equivalents of $14.3 million. From October 9, 2020 through February 19, 2021, we sold 8,862,972 ADSs for net proceeds of $21.5 million under the Sale Agreement with Jefferies LLC through at-the-market offerings, of which net proceeds of $14.1 million was raised from January 1, 2021 through February 19, 2021. In February 2021, we sold 25,568,180 ordinary shares (an equivalent of 5,113,636 ADSs) in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement we entered into with the purchasers under the Securities Purchase Agreement. In March 2021, we sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses. Total net proceeds of approximately $97.0 million was raised after December 31, 2020.

We have not achieved profitability since our inception and we expect to continue to incur net losses for the foreseeable future. Based on our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital requirements for at least the next 12 months from December 31, 2020.

Our future capital requirements will depend on many factors, including:

•	The scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our product candidates;
•	The costs, timing and outcome of regulatory review of our product candidates;
•	The costs of establishing or contracting for sales, marketing and distribution capabilities if we obtain regulatory approvals to market our product candidates;
•	The costs of securing and producing drug substance and drug product material for use in preclinical studies, clinical trials and for use as commercial supply;
•	The costs of securing manufacturing arrangements for development activities and commercial production;
•	The scope, prioritization and number of our research and development programs;
•	The extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;
•	The extent to which we acquire or in-license other product candidates and technologies;
•	The costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

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

CSL Loan Facility

In connection with the license agreement with CSL Limited (CSL) related to ASLAN004, in May 2014 we entered into the CSL Facility with CSL Finance Pty Ltd (CSL Finance), pursuant to which CSL Finance agreed to provide a ten-year facility for $4.5 million. Borrowings under the CSL Facility are unsecured and can be used to reimburse a portion of eligible invoices for certain research and development costs or expenses incurred by us in connection with developing ASLAN004 and approved by CSL Finance at each drawdown period. Interest on the loan is computed at 6% plus LIBOR and is payable on a quarterly basis. Any outstanding principal on the loan must be repaid 10 years from the date of the CSL Facility. Amounts outstanding can be voluntarily prepaid. In addition, we are required to mandatorily prepay amounts outstanding if we receive any income or revenue in connection with the commercialization or out-licensing of any intellectual property rights (other than under the license agreement with CSL related to ASLAN004), in which case we are required to apply at least a low double digit percentage of such income or revenue against any amounts then-outstanding under the CSL Facility.

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

As of December 31, 2019 and December 31, 2020, there were $4.5 million and $4.8 million in principal and accrued interest outstanding under the CSL Facility, respectively.

Convertible Loan Facility

On September 30, 2019, we entered into a convertible loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the Convertible Loan Facility). The Convertible Loan Facility had a two-year term with a 10% interest rate per annum. The Convertible Loan Facility was repaid on March 29, 2021.

The option of redemption right and the convertible right of the lender are recognized as derivative financial instruments. As of December 31, 2019 and December 31, 2020, the aggregate carrying amount including both the principal and outstanding accrued interest under the Convertible Loan Facility were $0.8 million and $1.0 million, respectively.

October/November 2019 Loan Facility

On October 25, 2019, we entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019 we entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the October/November 2019 Loan Facility). The October/November 2019 Loan Facility had a two-year term with a 10% interest rate per annum. The October/November 2019 Loan Facility was repaid on March 29, 2021.

In connection with the October/November 2019 Loan Facility, we issued certain warrants (collectively referred to as the “Warrants”). In October 2019, we drew down on $1.95 million under the loan facility. In connection with this initial draw down, we issued Warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to the lenders. These Warrants entitle lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. In November

2019, we drew down on the remaining $0.3 million under the loan facility. In connection with the second draw down, we issued Warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender. These Warrants entitle the lender optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS The warrants expire on the earlier of (i) August 25, 2021 (the first anniversary of the delisting of our ordinary shares on TPEx) or (ii) expiry of the term of the October/November 2019 Loan Facility. To date, warrants to purchase an aggregate of 285,110 ADSs (representing 1,425,550 ordinary shares) have been exercised, and warrants to purchase an aggregate of 272,715 ADSs (representing 1,363,575 ordinary shares) remain outstanding.

As of December 31, 2019, and December 31, 2020, the aggregate carrying amount including principal and accrued interest outstanding under the October/November 2019 Loan Facility were $2.3 million and $2.5 million, respectively.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
(In thousands)	2018	2019	2020
Net cash used in operating activities	(39,470)	(25,803)	(15,053)
Net cash (used in) generated from investing activities	(23,094)	5	1
Net cash generated from financing activities	40,899	19,092	7,173
Net decrease in cash and cash equivalents	(21,665)	(6,706)	(7,879)

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

Net cash used in operating activities was $25.8 million and $15.1 million for the years ended December 31, 2019 and 2020, respectively. The decrease of net cash used in operating activities for 2020 was primarily due to a decrease of $1.3 million related to general and administrative expenses, and a decrease of $7.3 million related to research and development expenses from 2019 to 2020. These decreases were mainly due to cost savings after delisting from the Taipei Exchange and a reduction in research and development expenses related to varlitinib.

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

Net cash used in investing activities

Net cash provided by investing activities was $5,380 and $927 for the years ended December 31, 2019 and 2020, respectively. The decrease in cash used in investing activities for 2020 was primarily due to higher proceeds from disposal of property, plant and equipment.

Net cash used in investing activities was $23.1 million and provided by investing activities was $5,380 for the years ended December 31, 2018 and 2019, respectively. The decrease in cash used in investing activities for 2019 was primarily due to the purchase of the worldwide commercial rights for varlitinib in 2018, with no such occurrence in 2019.

Net cash provided by financing activities

Net cash provided by financing activities was $40.9 million, $19.1 million and $7.2 million for the years ended December 31, 2018, 2019 and 2020, respectively, which consisted primarily of net proceeds from our issuance of ADSs in our initial public offering in the United States in 2018, our public follow-on offering in the United States for the year ended December 31, 2019, and our issuance of ADSs from at-the-market offerings for the year ended December 31, 2020.

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

Indefinite-lived intangible asset is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. In respect of the impairment indicators, we consider both internal and external sources of information to determine whether an asset may be impaired, which may include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes with adverse effects in the use of the assets, as well as the internal reporting which indicates the economic performance of an asset is worse than expected. If any such indicators exist, we will estimate the recoverable amount of such indefinite-lived intangible asset and compare it with its carrying amount. Following the same method as used in the annual impairment testing, if the recoverable amount is less than its carrying amount, an impairment charge is recognized in the consolidated statements of comprehensive income accordingly. When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When an impairment loss is subsequently reversed, the carrying amount of the corresponding asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized on the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss. We do plan on performing some exploratory work, but there are no current plans to allocate any future funding for the development of varlitinib, nor is there any guarantee we will do so in the future.

Taxation

The provision for income tax recognized in profit or loss comprises current and deferred tax. Current tax is income tax paid and payable for the current year based on the taxable profit of the year and any adjustments to tax payable (or receivable) in respect of prior years. Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit or loss. When we have net operating loss carry forwards or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable benefits will be available to utilize. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible may be utilized. The carrying amount is reviewed at the end of each reporting period on the same basis. Deferred tax is measured at the tax rates that are expected to apply in the period in which the asset or liability is settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Since the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. In cases where the actual profits generated are less than expected, a material adjustment of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such adjustment takes place. As of December 31, 2019 and December 31, 2020, no deferred tax asset has been recognized on tax losses due to the unpredictability of future profit streams.

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

Full details of our research and development activities and expenditures are given in “Item 4.B. Information on the Company – Business overview” and “Item 5.A. Operating Results” within this Annual Report.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2021.

Name	Age	Position(s)
Executive Officers:
Carl Firth, Ph.D.	48	Chief Executive Officer and Director
Kenneth Kobayashi	66	Chief Medical Officer
Stephen Doyle	49	Chief Business Officer
Kiran Asarpota	43	Chief Operating Officer and Head of Finance
Ben Goodger	58	General Counsel

Non-Executive Directors:
Andrew Howden	62	Chairman
Robert E. Hoffman	56	Director
Neil Graham	62	Director
Kathleen M. Metters, Ph.D.	64	Director

Executive Officers

Carl Firth, Ph.D. Dr. Firth founded our company in 2010 and served as our Chairman of our board of directors from June 2014 to July 2019, as our Chief Executive Officer since January 2011 and as a director since July 2010. Prior to founding our company, Dr. Firth was Head of Asia Healthcare at Bank of America Merrill Lynch, supporting public and private financing of healthcare companies and advising on M&A transactions, from January 2008 to June 2010. Prior to joining the banking industry, Dr. Firth worked for AstraZeneca from October 1998 to December 2007 in various commercial and R&D roles, including Regional Business Development Director, Asia Pacific, and Director of New Product Development, China. Dr. Firth holds board positions at various biotechnology companies, including JAGUAHR Therapeutics and DotBio Pte. Ltd., and is an independent director of A*ccelerate, the commercialisation arm of Singapore’s Agency for Science, Technology and Research (A*STAR). Previously, Dr. Firth was an independent director of Hong Kong listed Uni-Bio Sciences, a leading Chinese biopharmaceutical company engaged in the research, development, production and commercialization of biopharmaceuticals for the Chinese healthcare market, where he served in such capacity from April 2014 to November 2017. Dr. Firth is an Adjunct Professor at Duke-NUS Medical School, a position he has held since June 2014. He holds a Ph.D. in Molecular Biology from Cambridge University (Trinity College), an Executive M.B.A. from London Business School, and a B.A. in Molecular Biology from Cambridge University.

Kenneth Kobayashi. Dr. Kobayashi has served as Chief Medical Officer of ASLAN Pharmaceuticals since August 2020. Dr Kobayashi has more than 25 years of experience in drug development, clinical practice and regulatory affairs as a Dermatology expert. From August 2019 to July 2020, Mr. Kobayashi served as Senior Medical Director at Dermira, a subsidiary of Eli Lilly, where he was responsible for the development of lebrikizumab, a monoclonal antibody for atopic dermatitis, and supported five Phase 3 registration studies together with preclinical and early clinical development for two novel compounds. Prior to joining Dermira, from 2015 to 2019 Dr. Kobayashi was Clinical Development Medical Director at Novartis, in the Immunology, Hepatology and Dermatology Global Development Unit, where he supported the development programs for anti-IL-17C and anti-IgE monoclonal antibodies. He has also held senior and global leadership positions at LEO Pharma and was an Associate Professor, and Chair and Chief of the Division of Dermatology at the University of Ottawa and The Ottawa Hospital. He is an Adjunct Professor, Department of Medicine, at the University of Ottawa, and a fellow of the Royal College of Physicians and Surgeons of Canada and the American Academy of Dermatology. Dr Kobayashi completed his residency in Dermatology at the University of British Columbia and was a Chief Resident at the National Defence Medical Centre, Ottawa.

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

Kiran Asarpota. Mr. Asarpota has served as our Vice President Finance since November 2010, and was appointed Chief Operating Officer in June 2020. Prior to joining us, Mr. Asarpota was Group Finance Director at Global Brands Group Holding Limited, a public branded apparel company, where he was responsible for the group’s corporate and commercial finance functions. Mr. Asarpota received his MBA from London South Bank University in the United Kingdom, and a BBM from Oxford Brookes.

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

Non-Executive Directors

Andrew Howden. Mr. Howden has served as Chairman of our board of directors since July 2019 and a member of our board of directors since April 2016. He currently serves as Executive Chairman of First Pharma P/L, an Australian pharmaceutical company, a position he has held since September 2016. He was previously Chairman of the True Origins Company P/L, an Australian company involved in the marketing of infant formula in China and Asia from 2016 to 2019. He previously served as the Chief Executive Officer of iNova Pharmaceuticals, an Asia Pacific pharmaceutical company developing and commercializing drugs across a range of therapeutic areas, from August 2008 to February 2015. Previously, he was the President of IMS Health, Asia Pacific, a provider of information, services and technology for the healthcare industry, from 2007 to 2008, Regional Vice President of Asia Pacific for

AstraZeneca, a multinational pharmaceutical and biopharmaceutical company, from 2002 to 2006, and he has held senior executive roles at Quintiles Transnational Inc., a clinical research company, from 1998 to 2002. Mr. Howden has also previously served on the board of directors of over 20 companies within the pharmaceutical and healthcare industries. He received a B.Sc. from the University of New England (Australia), and an M.Com. from the University of New South Wales, Australia.

Robert E. Hoffman. Mr. Hoffman has served a member of our board of directors since October 2018. Mr. Hoffman serves as a board member of the following other Nasdaq-listed companies: Kura Oncology, Inc., Kintara Therapeutics and Antibe Therapeutics, serving as chairman on one of the boards and as a financial expert on the other boards. In his most recent operating role, Mr. Hoffman was CFO of San Diego-based Heron Pharmaceuticals, a Nasdaq-listed commercial stage drug developer with a pipeline of acute pain therapeutics. Prior to joining Heron Therapeutics, Mr. Hoffman served as Executive Vice President and Chief Financial Officer of Innovus Pharmaceuticals, Inc., a public pharmaceutical company, from September 2016 to April 2017. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a public biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer and part of the founding management team of Arena Pharmaceuticals, Inc. (Arena), a public biopharmaceutical company. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman formerly served as a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, and MabVax Therapeutics Holdings, Inc., a biopharmaceutical company. Mr. Hoffman serves as an advisory committee member of the Financial Accounting Standards Board (FASB). Mr. Hoffman formerly served as a director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California.

Neil Graham. Dr. Graham has 30 years’ experience in global drug development and commercialization. Currently, Dr. Graham is Chief Medical Officer of Tiziana life sciences and Non-Executive Director of Pharmaxis. Previously, Dr. Graham served as VP of Strategic Program Direction, Immunology and Inflammation at Regeneron Pharmaceuticals, Inc., from 2010 to 2020. Dr. Graham also held roles as CMO at Trimeris Inc. and XTL Biopharmaceuticals and Director of HIV Medical Affairs at Glaxo Wellcome. Dr. Graham began his career as Associate Professor of Epidemiology and Medicine, Johns Hopkins Bloomberg School of Public Health MD, MPH, MBBS from the University of Adelaide.

Kathleen M. Metters. Dr. Metters has over 30 years’ experience in the discovery and development of novel therapies for treatment of serious diseases. She is currently working as an independent strategic advisor for New York-based Bridge Medicines and sits on several boards. From 2011 to 2014, Dr. Metters was President and CEO of Lycera Corp., a biopharmaceutical company pioneering innovative approaches to oral medicines for treatment of autoimmune diseases and cancer. Under her leadership, Lycera developed a robust pipeline of proprietary and partnered immune modulator programs which led, in June 2015, to an exclusive global collaboration with Celgene Corporation. In 1988, Dr. Metters joined Merck Frosst Canada Inc., a wholly owned subsidiary of Merck & Co., Inc. During her early Merck career, her research focused on the arachidonic acid cascade which resulted in the development of SINGULAIR®, an oral therapy for asthma and allergic rhinitis. For her work on SINGULAIR®, she was one of the team who won the Prix Galien Canada 2000 for excellence in innovative research. In 2002, Dr. Metters was appointed vice president of Merck Frosst and in 2005, to senior vice president and head of worldwide basic research for Merck & Co. In this role, she had oversight of all research activities at major sites around the globe; across all therapeutic modalities and all therapeutic areas. Dr. Metters graduated with a B.S. in biochemistry from the University of Manchester Institute for Science and Technology, and a Ph.D. from Imperial College of Science and Technology in London. She completed post-doctoral training at the Centre National de la Recherche Scientifique in France and at the Clinical Research Institute of Montréal. During her time in Montréal Dr. Metters was an Adjunct Professor appointment in the Department of Pharmacology and Therapeutics at McGill University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation.

Compensation of Executive Officers and Directors

Incentive Compensation

For the year ended December 31, 2018, 2019 and 2020, the aggregate compensation accrued or paid to the members of our executive officers for services in all capacities was $3,765,304, $3,052,805 and $2,606,154, respectively.

We did not set aside or accrue any amounts for pension, retirement or similar benefits to members of our board of directors or executive officers in the year ended December 31, 2018, 2019 and 2020.

We do not maintain any cash incentive or bonus programs. During the year ended December 31, 2020, we had no performance based compensation programs other than the Senior Management Team (SMT) Long Term Incentive Plans (LTIP) for the years 2017, 2018, 2019 and 2020. For more information on our LTIPs, see the discussion below under “—Compensation Plans—2017, 2018, 2019 and 2020 SMT LTIPs.”

Executive Officer Compensation

Equity Awards

On December 10, 2020, our Board of Directors (the “Board”) approved the 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. For more information on our equity awards, see the discussion below under—“Option Grants.”

Employment Agreements with Executive Officers

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for just cause, at any time, without notice or remuneration, for certain acts of the executive officer. An executive officer may terminate his or her employment at any time by giving a minimum period of prior written notice, three months in some cases, six months in others, except for our Chief Medical Officer (CMO), who has an “at will” contract under California law. This may be terminated at any time by either us or the executive by notice in writing.

Each executive officer has agreed to maintain the confidentiality of any confidential information, both during and after the employment agreement expires or is earlier terminated. In addition, all executive officers except our CMO have agreed to be bound by a non-compete covenant that prohibits each executive officer from competing with us, directly or indirectly, during his or her employment and for a period of months (minimum of three) after the termination of his or her employment. Our CMO has agreed to be bound by a non-solicitation covenant that prohibits him during his employment and for one year after his employment with us ends, either directly or through others soliciting, inducing, or encouraging any employee, consultant, or independent contractor of ours to terminate his, her or its relationship with us.

Option Grants

We have made grants of options to our employees pursuant to our 2014 Employee Share Option Scheme Plan (the 2014 Plan) and our 2017 Employee Share Option Plan (the 2017 Plan). Options granted pursuant to the 2014 Plan are either vested in full as of the date of grant or are 25% vested as of the date of grant, with the remaining 75% vesting in equal annual installments over the three years following the date of grant. Options granted pursuant to the 2017 Plan vest in full upon the two year anniversary of the date of grant. On December 10, 2020, the Board approved 2020 EIP. The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,395 ADSs). Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of our ADSs.

Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination. Options will be adjusted to account for any changes in capitalization or certain other corporate events and are not transferable (but may be exercised by the individual’s heirs in the case of death, to the extent vested at the time of death).

SMT LTIPs

On August 23, 2017 and February 1, 2018, we granted 292,400 and 20,800 bonus entitlement units to our executive officers pursuant to the 2017 LTIP, respectively. On July 30, 2018, we granted 241,142 bonus entitlement units to our executive officers pursuant to the 2018 LTIP, and on July 30, 2019, we granted 491,020 bonus entitlement units to our executive officers pursuant to the 2019 LTIP.

Upon vesting and redemption, each unit award is converted into a cash payment equal to the number of units multiplied by the per-share fair market value of our ordinary shares on the day following our receipt of a redemption notice. The 292,400 bonus entitlement units granted under the 2017 LTIP will be one-third vested each year after the first, second, and third anniversary of the award. The 20,800 bonus entitlement units granted under the 2017 LTIP will be one-half vested each year after the second and third anniversary of the award. The 241,142 bonus entitlement units granted under the 2018 LTIP will be one-third vested each year after the first, second, and third anniversary of the award. The 491,020 bonus entitlement units granted under the 2018 LTIP will be one-third vested each year after the first, second, and third anniversary of the award.

Regarding our 2017, 2018 and 2019 LTIPs, the respective quoted fair value of the awards on the grant date was $1.10, $7.90 and $2.92, based on the equivalent ADS price of the Taiwan share price on August 23, 2017, the closing price per ADS on July 30, 2018, and the closing price per ADS on July 30, 2019 respectively.

As of December 31, 2020, 283,501 units have been forfeited.

We recognized total expenses of $1,272 and $213,636 in respect of the LTIPs for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we recognized compensation liabilities of $755,787 and $1,073,593 as current (classified as other payables), respectively, and $184,870 and $111,990 as non-current, respectively

Other Programs

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

2020 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our board of directors during the year ended December 31, 2020.

Name	Fees Earned in Cash	All Other Compensation	Total
Jun Wu, Ph.D. (representing Alnair Investment)(1)	$—	$—	$—
Lim Chin Hwee Damien (representing BV Healthcare)(2)	$—	$—	$—
Andrew Howden	$75,000	$—	$75,000
Kelvin Sun(3)	$30,000	$—	$30,000
Robert E. Hoffman	$75,000	$—	$75,000

(1)Dr. Wu resigned from our Board on February 18, 2021.

(2)Mr. Lim resigned from our Board on March 18, 2021.

(3)Mr. Sun resigned from our Board on February 18, 2021.

Grants of Share Options to Non-Executive Directors

The following table sets forth information regarding the share options granted as equity awards to our  non-executive directors pursuant to the 2020 EIP for service on our board of directors during the year ended December 31, 2020.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option	Number of Equivalent ADSs Underlying Stock Option	Equivalent Exercise Price per Share	Stock Option Expiration Date
Andrew Howden	December 15, 2020	375,000	75,000	$2.06	December 15, 2030
Kelvin Sun	December 15, 2020	375,000	75,000	$2.06	December 15, 2030
Robert E. Hoffman	December 15, 2020	375,000	75,000	$2.06	December 15, 2030

Grants of Share Options to Executive Officers

The following table summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our executive officers.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option Scheme	Number of Equivalent ADSs Underlying Stock Option Scheme	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Carl Firth, Ph.D.	July 1, 2013	4,500	900	$2.00	July 1, 2023
	July 1, 2013	300,000	60,000	$3.40	July 1, 2023
	July 1, 2014	300,000	60,000	$3.40	July 1, 2024
	July 1, 2015	150,000	30,000	$3.40	July 1, 2025
	July 1, 2015	1,050,000	210,000	$4.70	July 1, 2025
	July 1, 2016	300,000	60,000	$5.65	July 1, 2026
	December 15, 2020	1,150,500	230,100	$2.06	December 15, 2020
	December 15, 2020	5,169,245	1,033,849	$2.06	December 15, 2030
Kiran Asarpota	July 1, 2013	60,000	12,000	$3.40	July 1, 2023
	July 1, 2014	60,000	12,000	$3.40	July 1, 2024
	July 1, 2015	40,000	8,000	$3.40	July 1, 2025
	July 1, 2015	40,000	8,000	$4.70	July 1, 2025
	July 1, 2016	120,000	24,000	$5.65	July 1, 2026
	December 15, 2020	180,000	36,000	$2.06	December 15, 2020
	December 15, 2020	2,481,235	496,247	$2.06	December 15, 2030
Ben Goodger	July 1, 2016	276,000	55,200	$5.65	July 1, 2026
	December 15, 2020	2,481,235	496,247	$2.06	December 15, 2030
Stephen Doyle	December 15, 2020	2,481,235	496,247	$2.06	December 15, 2030
Kenneth Kobayashi	December 15, 2020	3,721,855	744,372	$2.06	December 15, 2030

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

2017 Employee Share Option Plan

We maintain the 2017 Plan, pursuant to which we may grant share options. The 2017 Plan became effective on September 13, 2017, and has a term of ten years. Awards under the 2017 Plan may be granted to our employees. The maximum aggregate number of shares that may be issued under the plan is 1,000,000 ordinary shares (an equivalent of 200,000 ADSs, each representing five ordinary shares).

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

2020 EIP

We maintain the 2020 EIP, pursuant to which we may grant share options. The 2020 EIP became effective on December 15, 2020, and has a term of ten years. Awards under the 2020 EIP may be granted to our employees and also non-executive officers.

The 2020 EIP is administered by the Board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the “Plan Administrator”), subject to certain limitations imposed under the 2020 EIP, and other applicable laws and stock exchange rules. The Plan Administrator has the authority to take all actions and make all determinations under the 2020 EIP, to interpret the 2020 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2020 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2020 EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2020 EIP.

The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,395 ADSs, each representing five ordinary shares). No more than 62,030,922 ordinary shares (an equivalent of 12,406,184 ADS) may be issued under the 2020 EIP upon the exercise of incentive stock options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares. In connection with the approval of the 2020 EIP, the Board determined that there will be no increase for January 1, 2021.

If an award under the 2020 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP.

Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options.

References in this summary to ordinary shares include an equivalent number of ADSs.

2017, 2018 and 2019 SMT LTIPs

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

Composition of our Board of Directors

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that all of our directors, except for Dr. Firth, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our securities by each non-employee director and his or her affiliated entities (if any).

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

Audit Committee

The audit committee, which consists of Mr. Howden, Mr. Hoffman and Dr. Graham, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Hoffman serves as chairman of the audit committee. The audit committee consists exclusively of independent members of our board. Our board of directors has determined that Mr. Hoffman qualifies as an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities include:

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

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least once every fiscal quarter.

Remuneration Committee

The remuneration committee, which consists of Mr. Howden, Mr. Hoffman and Dr. Metters, assists the board of directors in determining executive officer compensation. Mr. Howden serves as chairman of the remuneration committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members meet this heightened standard.

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

When performing these responsibilities, the remuneration committee follows the following principles:

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

•	There shall be no incentive for the directors or managerial officers to pursue compensation by engaging in activities that exceed the tolerable risk level;
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

The remuneration committee submits its recommendations regarding the above for deliberation to the board. When deliberating the recommendation of the remuneration committee, the board must give comprehensive consideration to matters including the amounts of remuneration, payment methods, and the potential future risk facing our company. If the board would like to decline to adopt, or would like to modify, a recommendation of the remuneration committee, the consent of a majority of the directors in attendance at a meeting attended by two-thirds or more of the entire board is required, and the board in its resolution must provide its comprehensive consideration and must specifically explain whether the remuneration passed by it exceeds in any way the remuneration recommended by the remuneration committee.

Nomination Committee

The nomination committee, which consists of Mr. Howden, Dr. Graham and Dr. Metters assists the board of directors in selecting and approving director candidates to serve on the board. Under SEC and Nasdaq rules, director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or by a nomination committee comprised solely of independent directors. Foreign private issuers are not required to have independent director oversight of director nominations. However, our nomination committee consists entirely of independent directors.

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

The nomination committee submits its recommendations regarding the above for deliberation to the board. When deliberating with respect to the recommendation of the nomination committee, the board must give comprehensive consideration to matters including the current composition of the board, the qualifications of director candidates, the overall diversity of the board and the need for refreshing. The nomination committee meets as often as one or more members of the nomination committee deem necessary.

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

As of December 31, 2020, we had 18 full-time employees. Of these, five were engaged in full-time research and development and 13 were engaged in full-time general and administrative functions. By geography, 16 of our employees are located in Singapore, one is located in the United States and one is located in Taiwan.

We have also engaged and may continue to engage independent contractors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

	As of December 31,
	2019	2020
Function:
Research and development	6	5
General and administrative	17	13
Total	23	18

E.	Share ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 for:

•	Each of our executive officers and directors; and
•	All of our executive officers and directors as a group.

We are not aware of any beneficial owners that hold 5% or more of our outstanding ordinary shares as of March 31, 2021. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 31, 2021. Percentage ownership calculations are based on 347,604,560 ordinary shares outstanding as of March 31, 2021.

As of March 31, 2021, to the best of our knowledge, approximately 318,434,970 ordinary shares (including ordinary shares in the form of ADSs), or 91.60% of our outstanding ordinary shares as of such date, were held by three shareholders of record in the United States, one of which is JPMorgan Chase Bank N.A., our depository. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Equivalent Number of ADSs beneficially owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Carl Firth, Ph.D.(1)	6,750,836	1,350,167	1.9%
Kiran Asarpota(2)	586,996	117,399	*
Ben Goodger(3)	404,000	80,800	*
Kenneth Kobayashi(4)	—	—	*
Stephen Doyle(5)	61,980	12,396	*
Alnair Investment (represented by Jun Wu, Ph.D.)(6)	9,887,358	1,977,472	2.8%
BV Healthcare II Pte Ltd. (represented by Lim Chin Hwee Damien)(7)	7,542,112	1,508,422	2.1%
Robert E. Hoffman(8)	150,000	30,000	*
Andrew Howden(9)	1,059,315	211,863	*
Kelvin Sun(10)	—	—	*
Neil Graham(11)	—	—
Kathleen Metters(12)	—	—
All current executive officers and directors as a group (12 persons)(13)	26,442,597	5,288,519	7.6%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (A) 3,407,340 ordinary shares held by Dr. Firth, (B) 3,255,500 ordinary shares issuable upon the exercise of share options granted to Dr. Firth that are exercisable, and (C) 88,496 ordinary shares held by Dr. Firth’s spouse; 5,169,245 ordinary shares (representing 1,033,849 ADSs) granted under 2020 EIP were not exercisable.

(2)

Consists of (A) 86,996 ordinary shares held by Mr. Asarpota and (B) 500,000 ordinary shares issuable upon the exercise of share options granted to Mr. Asarpota that are exercisable; 2,481,235 ordinary shares (representing 496,247 ADSs) granted under 2020 EIP were not yet exercisable.

(3)

Consists of (A) 128,000 ordinary shares held by Mr. Goodger and (B) 276,000 ordinary shares issuable upon the exercise of share options granted to Mr. Goodger that are exercisable; 2,481,235 ordinary shares (representing 496,247 ADSs) granted under 2020 EIP were not exercisable.

(4)	3,721,860 ordinary shares (representing 744,372 ADSs) issuable upon the exercise of share options granted in 2020 EIP to Mr. Kobayashi were not yet vested or exercisable.
(5)	Consists of 61,980 ordinary shares held by Mr. Doyle; 2,481,235 ordinary shares (representing 496,247 ADSs) granted under 2020 EIP were not yet exercisable .
(6)

Consists of (A) 8,823,528 ordinary shares held by Alnair Investment (Alnair) and (B) 1,063,830 ordinary shares held by Shanghai Cenova Innovation Venture Fund L.P. (Shanghai Cenova). Alnair is wholly owned and controlled by Shanghai Cenova. Shanghai Cenova Bioventure Equity Investment Fund Management Enterprise L.P. (Shanghai Cenova Bioventure) is the general partner of Shanghai Cenova. Shanghai Cenova Bioventure is owned and controlled by Dr. Wu, a former member of our board of directors. As such, Dr. Wu may be deemed to have sole voting and dispositive power with respect to the shares held by Alnair and Shanghai Cenova. The addresses for Alnair and Shanghai Cenova are P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands and No. 53 Gao You Road, Shanghai, China 200031, respectively.

(7)

Consists of 7,542,112 ordinary shares held by BV Healthcare II Pte Ltd. (BV Healthcare). BioVeda Capital Singapore Pte Ltd (BioVeda) is the investment manager of BV Healthcare. An investment committee of BV Healthcare, which includes Mr. Lim (the BV Investment Committee), reviews and approves investment and divestment proposals submitted by BioVeda. As such, the BV Investment Committee may be deemed to have voting and dispositive power with respect to the shares held by BV Healthcare. The address for BV Healthcare is 50 Cuscaden Road #08-01 HPL House, Singapore 249724. Mr. Lim was a member of our board of directors and served in such capacity as a representative of BV Healthcare. Mr. Lim is also a director of BV Healthcare and on the BV Investment Committee. As such, Mr. Lim may be deemed to be a beneficial owner of shares held by BV Healthcare.

(8)	Consists of 150,000 ordinary shares (representing 30,000 ADSs) held by Mr. Hoffman; 375,000 ordinary shares (representing 75,000 ADSs) granted under 2020 EIP were not yet exercisable.
(9)

Consists of (A) 439,510 ordinary shares held by Mr. Howden, and (B) 619,805 ordinary shares held by JANK Howden Pty. Ltd. Mr. Howden is a controller of JANK Howden Pty. Ltd. 375,000 ordinary shares (representing 75,000 ADSs) granted under 2020 EIP were not yet exercisable.

(10)	375,000 ordinary shares (representing 75,000 ADSs) granted under 2020 EIP were not yet exercisable to Mr. Sun. Mr. Sun resigned from board of directors on 18 February, 2021.
(11)	375,000 ordinary shares (representing 75,000 ADSs) granted under 2020 EIP to Dr. Graham were not yet exercisable.
(12)	375,000 ordinary shares (representing 75,000 ADSs) granted under 2020 EIP to Dr. Metters were not yet exercisable.
(13)	Consists of the shares referenced in footnotes (1)- (12) above.
B.	Related party transactions.

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

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

Related Party Transaction Policy

We have adopted a related party transaction policy, which requires that certain related party transactions be approved by our board of directors and audit committee. We intend to afford ourselves of the Nasdaq foreign private issuer exemption from the requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F. The definition of “related party transactions” per our related party transaction policy is not as broad as the definition in Item 7.B of Form 20-F.

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

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. In addition, we are not permitted to dispose of a substantial part of our assets pursuant to the terms of our loan agreement with CSL Finance Pty Ltd, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ADSs or ordinary shares.

The holders of our ordinary shares are entitled to receive such dividends as may be declared by an ordinary resolution and subject to our Articles and the Companies Act. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose. We are not permitted to pay any dividends or bonuses if (i) we do not have earnings or (ii) we have not yet covered our losses. Our Articles set out further detailed provisions dealing with how we may fund, create reserves for and pay dividends.

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

Item 9. The Offer and Listing

A.	Offer and listing details.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN”. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares traded on the TPEx under “6497” from June 1, 2017 to August 25, 2020. Prior to June 7, 2017, there was no public trading market for our ordinary shares.

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN”.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Tenth Amended and Restated Memorandum and Articles of Association

Subject to other provisions in our Articles, our shareholders may by ordinary resolution increase our authorized share capital or by special resolution reduce the share capital and may also by special resolution amend our Articles.

Ordinary Shares

General

Ordinary Shares. All of our outstanding ordinary shares are fully paid and non-assessable, excluding those ordinary shares that have been issued to JPMorgan Chase Bank, N.A., as depositary, which are being held for future sales and issuances of ADSs, if any, under the Sale Agreement. Our ordinary shares are issued in registered form and certificates representing the ordinary shares have been issued to certain shareholders, including JPMorgan Chase Bank, N.A. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our Articles provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of any of profit, retained earnings or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of our ordinary shares shall be entitled to one vote per ordinary share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Articles or approving a merger. Holders of the ordinary shares may, among other things, subdivide, consolidate or increase our share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act or our Articles to call shareholders’ annual general meetings.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance written notice of at least seven calendar days (counting from the date service is deemed to take place as provided in our Articles) is required for the convening of any general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing at least a majority of our paid up voting share capital.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide general meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at our general meetings holding at least ten percent of the paid up voting share capital deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition duly proceed to convene a general meeting to be held.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may determine to decline to register any transfer of shares for any reason.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors and agreed with the relevant shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, retained earnings or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes (and as otherwise determined by our board of directors) the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class only be materially adversely varied or abrogated with the  consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting. The board of directors may vary the rights attaching to any class without the consent or approval of shareholders provided that the rights will not, in the determination of the board of directors, be materially adversely varied or abrogated by such action.

Issuance of Additional Shares. Our Articles authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Articles also authorize our board of directors to establish from time to time one or more series of preferred shares with the approval of the board of directors and with the approval of a special resolution and to determine, with respect to any series of preference shares, the terms and rights of that series, including the:

•	Order, fixed amount or fixed ratio of allocation of dividends and other distributions on preferred shares;
•	Order, fixed amount or fixed ratio of allocation of the assets available for distribution on a liquidation of the Company;
•	Order of or restriction on the voting rights (including declaring no voting rights whatsoever) of preferred shareholders;
•	Other matters concerning rights and obligations incidental to preferred shares; and
•	Method by which the Company is authorized or compelled to redeem the preferred shares, or a statement that redemption rights shall not apply.

Prior to the issuance of any preferred shares, the Articles shall be amended to set forth the rights and obligations of the preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	Authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares; and
•	Limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	Does not have to file an annual return of its shareholders with the Registrar of Companies;
•	Is not required to open its register of members for inspection;
•	Does not have to hold an annual general meeting;

•	May issue negotiable or bearer shares or shares with no par value;
•	May obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	May register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	May register as a limited duration company; and
•	May register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other limited circumstances in which a court may be prepared to pierce or lift the corporate veil).

Convertible Loan and Warrants

In September, October and November 2019, we entered into a series of loan facilities with certain of our directors, existing stockholders or affiliates thereof, and others, for an aggregate loan amount of $3.25 million. The two types of loan facilities are described below:

Convertible Loan Facility

On September 30, 2019, we entered into a convertible loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the Convertible Loan Facility). The Convertible Loan Facility had a two-year term with a 10% interest rate per annum. The Convertible Loan Facility was repaid in March 2021.

October/November 2019 Loan Facility

On October 25, 2019, we entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019 we entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the October/November 2019 Loan Facility). The October/November 2019 Loan Facility had a two-year term with a 10% interest rate per annum. The October/November 2019 Loan Facility was repaid in March 2021.

In connection with the October/November 2019 Loan Facility, we issued certain warrants (collectively referred to as the “Warrants”). In October 2019, we drew down on $1.95 million under the loan facility. In connection with this initial draw down, we issued Warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to the lenders. These Warrants entitle lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. In November 2019, we drew down on the remaining $0.3 million under the loan facility. In connection with the second draw down, we issued Warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender. These Warrants entitle the lender optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. The warrants expire on the earlier of (i) August 25, 2021 (the first anniversary of the delisting of our ordinary shares on TPEx) or (ii) expiry of the term of the October/November 2019 Loan Facility. To date, warrants to purchase an aggregate of 285,110 ADSs (representing 1,425,550 ordinary shares) have been exercised, and warrants at the lenders option in exchange for 50% of the principal loan facility to purchase an aggregate of 272,715 ADSs (representing 1,363,575 ordinary shares) remain outstanding.

Preferred Shares

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

Material Differences in Corporate Law

The Companies Act is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation Bylaws	Memorandum of Association and Articles of Association
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

The Companies Act has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

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

Our Articles contain a provision that allows the director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors.  A general notice given to the directors by any director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.  A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

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

The Companies Act requires that a special resolution be passed by a super majority of at least two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. Our Articles provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at our general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Companies Act defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Our Articles contain a provision that we may by ordinary resolution appoint any person to be a director. Further, The directors shall have power at any time and from time to time to appoint any person to be a director, either as a result of a casual vacancy or as an additional director, subject to the maximum number (if any) imposed by Ordinary Resolution.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association. Our Articles do not expressly provide for cumulative voting on the election of directors.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

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

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging party that then ceases to exist.

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

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands for such requirement to be waived if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands Registrar of Companies along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Companies Act in respect of the merger or consolidation.

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

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares. Our Articles provide that we may merge or consolidate with one or more other companies in accordance with the Companies Act with the approval of a Special Resolution.

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

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association. Our Articles do provide for these rights.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the articles of association).

Our Articles  authorize such written consents.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our Articles allow for shareholders’ meetings to be convened on the requisition in writing of any shareholder or shareholders holding at least ten percent of the paid up voting share capital. Our Articles also provide that, in the event that our board of directors does not or cannot convene a general meeting upon the duly delivered requisition of any shareholder or shareholders (as described above), the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by us.

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

2020 Sales Agreement

We entered into an Open Market Sale AgreementSM (the Sale Agreement), with Jefferies LLC on October 9, 2020 pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal.

The Sale Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and Jefferies LLC have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Jefferies LLC and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

2021 Underwriting Agreement

We entered into an underwriting agreement with Jefferies LLC and Piper Sandler & Co. as representatives of the underwriters, on March 2, 2021, with respect to certain ADSs sold in our public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.Exchange Controls.

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

E.Taxation.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ADSs and hold such ADSs as capital assets

(generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986 (as amended the Code), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” “wash sale” or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes or other pass-through entities, including hybrid entities and disregarded entities, and investors in such entities). In addition, this discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, or the special tax accounting rules in Section 451(b) of the Code.

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

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the U.S. federal income tax consequences to a partner relating to an investment in such ordinary shares or ADSs will depend in part upon the activities of such entity and the status of the particular partner. Partnerships holding our ordinary shares or ADSs and partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (PFIC) for any taxable year in which either (1) at least 75% of its gross income is “passive income” (PFIC income test), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (PFIC asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for the taxable year ended December 31, 2020. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status in our current taxable year or in any prior or future taxable year.

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

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

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

I.	Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

Our activities expose us primarily to risks of changes in foreign currency exchange rates, interest rates and other price risks.

A.	Foreign Exchange Risk.

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

The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2020 were as follows:

	December 31, 2020
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
	SG$	458,878	0.7566	US$	347,190
	GBP	49,524	1.3651	US$	67,606

Financial liabilities

Monetary items
	SG$	15,722,226	0.7566	US$	11,895,538
	GBP	184,320	1.3651	US$	251,618

The table details our sensitivity to a 5% increase and decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

B.	Interest Rate Risk.

We are exposed to interest rate risk because we have borrowed funds at both fixed and floating interest rates. The risk is managed by us by maintaining an appropriate mix of fixed and floating rate borrowings.

The sensitivity analysis below is determined based on our exposure to interest rates for fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, our pre-tax loss for the years ended December 31, 2019 and 2020 would have decreased/increased around by $0.15 million and $0.19 million, respectively.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

JPMorgan Chase Bank, N.A. (JPMorgan), as depositary will issue the ADSs in connection with an offering. Each ADS will represent an ownership interest in a designated number of our ordinary shares which we will deposit with the depositary or the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY, 10179.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any direct shareholder rights. Because the depositary or its nominee will be the shareholder of record for the ordinary shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders from time to time of ADRs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the Cayman Islands, which may be different from the laws of the United States. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to this Annual Report on Form 20-F. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC

20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs? We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will distribute to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a dividend or free distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	Sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or
(ii)

If it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing, in which case ADR holders will receive nothing and the rights may lapse.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable, including the distribution of foreign currency, securities or property, or it may retain such items, without liability for interest thereon or investment thereof, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs? Subject to any restrictions on deposit provided for under the laws of the Cayman Islands and the deposit agreement, the depositary will issue ADSs against the deposit of: (i) ordinary shares in registered form, validly issued and outstanding; (ii) rights to receive ordinary shares from us or any registrar, transfer agent, clearing agent or other entity recording share ownership or transactions, subject in each case to payment of the fees and expenses owing to the depositary in connection with such issuance.

Ordinary shares deposited in the future with the custodian must be accompanied by certain documents, including Share certificates, and a certified share extract, reflecting the registration of the shares in the name of JPMorgan, as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct, a delivery order directing the depositary to issue ADSs to, or upon the written order of, the person designated in such order, instruments assigning to the custodian, the depositary or the nominee of either of them any distribution on the ordinary shares so deposited or indemnity therefor, and proxies entitling the custodian to vote the deposited ordinary shares.

The custodian will hold all deposited ordinary shares for the account and to the order of the depositary for the benefit of holders of ADRs. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities? In accordance with the deposit agreement and subject to the requirements of the laws of the Cayman Islands, an ADR holder may request the depositary to withdraw from the depositary receipt facility created by the deposit agreement the ordinary shares represented by such holder’s ADRs and transfer such ordinary shares to such holder or, upon the written order of any person designated in such ADR holder’s written order, upon surrender of (a) a certificated ADR in a form satisfactory to the depositary or (b) proper instructions and documentation in the case of an ADR issued through the depositary’s direct registration system, as the case may be, then an ADR holder hereof is entitled to delivery at, or to the extent in dematerialized form from, the custodian’s office of the deposited securities at the time represented by the ADSs evidenced by this ADR. At the request, risk and expense of the holder hereof, the depositary may deliver such deposited securities at such other place as may have been requested by the holder.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	Temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;
•	The payment of fees, taxes and similar charges; or
•	Compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	To receive any distribution on or in respect of deposited securities,
•	To give instructions for the exercise of voting rights,
•	To pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the deposit agreement, or
•	To receive any notice or to act or be obligated in respect of other matters,

All subject to the provisions of the deposit agreement.

Voting Rights

How do I vote? If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement. The depositary shall, if we request in writing in a timely manner at least 30 days prior to the date of such vote or meeting and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating final information particular to the voting materials received by the depositary and describing how you may instruct, or, subject to the next paragraph, will be deemed to instruct, the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such holder’s name. In accordance with our memorandum and articles of association, a shareholder may not exercise its own vote or by proxy on behalf of another shareholder of the company in respect of any contract or proposed contract or arrangement if such shareholder may be interested therein. Accordingly, no ADR holder shall instruct the depositary to vote on its behalf on any matter to be considered at the relevant meeting in respect of which such holder is interested.

To the extent we have provided the depositary with at least 35 days’ notice of a proposed meeting, the notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and the depositary does not receive instructions on a particular agenda item from a ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for The Depository Trust Company) in a timely manner, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the shares represented by their ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares and (2) we have provided the depositary with an opinion of our counsel, in form and substance satisfactory to the depositary, confirming that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Island laws, rules, regulations or permits, (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands laws, rules and regulations, and (d) the granting of such discretionary proxy will not under any circumstances result in the ADSs being treated as assets of the depositary under Cayman Island laws, rules or regulations.

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

We have advised the depositary that under the Cayman Islands law and our memorandum and articles of association, voting at any meeting of our shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the memorandum and articles of association, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

Reports and Other Communications

Will ADR holders be able to view our reports? The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian, or upon request made to the depositary (which request may be refused by the depositary at its discretion), the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying? The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	A fee of up to $0.05 per ADS upon which any cash distribution made pursuant to the deposit agreement;
•

An aggregate fee of $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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

Foreign Exchange Related Matters. To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (FX Transactions). For certain currencies, FX Transactions are entered into with JPMorgan or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the JPMorgan nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, JPMorgan nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which JPMorgan or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, JPMorgan and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by JPMorgan and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither JPMorgan nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

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

Payment of Taxes

If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holders to the depositary and by holding or having held an ADR or any ADSs evidenced thereby, the holder and all beneficial owners thereof and all prior holders and beneficial owners holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Each Holder of this ADR and beneficial owner of the ADSs evidenced thereby, and each prior holder and beneficial owner and thereof (collectively, the Tax Indemnitors), by holding or having held an ADR or an interest in ADSs, acknowledges and agrees that the depositary shall have the right to seek payment of amounts owing with respect to this ADR from any one or more Tax Indemnitor(s) as determined by the depositary in its sole discretion, without any obligation to seek payment from any other Tax Indemnitor(s). If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and shall distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

Notwithstanding the above, we will pay all stamp duties and other similar duties or taxes payable in the Cayman Islands, Singapore, the Republic of China, the United States of America and any other jurisdiction, on or in connection with the constitution and issue of the ADSs and the execution or other event concerning the deposit agreement. If any legal proceedings are taken to enforce our obligations under the deposit agreement or the ADSs and for the purpose of such proceedings any of them are required to be taken into or enforced in any jurisdiction and stamp duties or other similar duties or taxes become payable in connection with such proceedings in such jurisdiction, the ADR holders will pay (or reimburse the person making a valid payment of) all such stamp duties and other similar duties and taxes, including any penalties and interest, unless otherwise ordered by a court of competent jurisdiction in such proceedings. The depositary may sell any deposited securities and cancel ADSs with respect thereof in order to pay any such stamp duties or other similar duties or taxes owed under the deposit agreement by ADR holders without the depositary being required to request payment thereof from the ADR holders.

Each holder and beneficial owner agrees to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, and such obligations of the holders and beneficial owners shall survive the transfer of ADSs, any surrender of ADSs and withdrawal of deposited securities and any termination of the deposit agreement.

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

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders or beneficial owners must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary in the deposit agreement without notice to us, the depositary may terminate the deposit agreement without notice to us, but subject to giving 30 days’ notice to the ADR holders, if: (i) we become bankrupt or insolvent, (ii) we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iii) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities.

After termination, the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a holder. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a holder, the depositary shall (a) instruct its custodian to deliver all deposited securities to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such deposited securities and the ADR Register, we shall use our best efforts to issue to each holder a share certificate representing the shares represented by the ADSs reflected on the ADR Register in such holder’s name and to deliver such share certificate to the holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents shall have no further obligations.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs Prior to the issue, registration, registration of transfer, split-up, combination, or withdrawal of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

Payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

The production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	Compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective directors, officers, employees, agents and affiliates, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such other party will be liable to holders or beneficial owners if:

•

Any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, Singapore, the Republic of China or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or any such other party’s direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or such other party (including, without limitation, voting);

•

By reason of any non-performance or delay, caused in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•

It performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct and the depositary shall not be a fiduciary or have any fiduciary duty to holders or beneficial owners; or

•

It takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information, or in the case of the depositary only, from us.

We and the depositary and its agents may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither we, the depositary nor our respective agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs which in its opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of the laws, rules or regulations of any country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder or beneficial owner of ADRs to obtain the benefits of credits or refunds of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary.

Neither we, the depositary nor any of our respective directors, officers, employees, agents or affiliates, nor our company’s supervisors, shall be liable to registered holders or beneficial owners for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, holders and beneficial owners), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interests in, deposited securities, other ordinary shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.

Each ADR holder agrees to comply with requests from us pursuant to the laws, rules and regulations of the Cayman Islands, Singapore and the Republic of China, as well as the rules and regulations of any stock exchange on which the ordinary shares may hereinafter be registered, traded or listed to provide information, inter alia, as to the capacity in which such ADR holder owns ADRs (and ordinary shares as the case may be) and regarding the identity of any other person interested in such ADRs and the nature of such interest.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such register at the depositary’s office at all reasonable times, but for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	Be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,
•

Appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR or ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof, and

•

Acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or the holders or beneficial owners may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in such transactions or establishing or maintaining such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to a holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such holder’s ADRs.

Governing Law, Submission to Jurisdiction and Arbitration

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the laws of the State of New York without giving effect to the application of the conflict of law principles thereof. In the deposit agreement, we have submitted to the jurisdiction of the state and federal courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, subject to the terms described below, including the federal securities law carve-out set forth at the end of this sentence, (i) the depositary may refer any such suit, action or proceedings to arbitration in accordance with the provisions of the deposit agreement, and, upon such referral, any such suit, action or proceeding instituted by us shall be finally decided in such arbitration rather than in such court, (ii) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (iii) the depositary may in its sole discretion require that any dispute, suit, action, controversy, claim, or proceeding of the type described in clause (ii) above, brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners ), shall be referred to and finally settled by an arbitration conducted under the terms described below; provided however, that to the extent there are specific federal securities law violation aspects to any disputes against us and/or the depositary brought by any ADR holder or beneficial owner, the federal securities law violation aspects of such disputes brought by an ADR holder and/or beneficial owner against us and/or the depositary may, at the option of such holder, remain in state or federal court in New York, New York and all other aspects, claims, disputes, legal suits, actions and/or proceedings brought by such holder against us and/or the depositary, including those brought along with, or in addition to, federal securities law violation claims, would be referred to arbitration in accordance with the provisions of the deposit agreement. Any such arbitration shall be conducted either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law with the Hong Kong International Arbitration Centre serving as the appointing authority, and the language of any such arbitration shall be English.

Notwithstanding the foregoing, any suit, action or proceeding based on the deposit agreement, the ADSs or the ADRs or the transactions contemplated thereby may be instituted by the depositary in any competent court in the Cayman Islands, the Republic of China, Singapore and/or the United States.

By holding an ADS or an interest therein, registered holders of ADRs and beneficial owners each irrevocably agree that subject to the depositary’s rights, (i) any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the ADRs or the transactions contemplated herein, therein or hereby may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A.	Disclosure controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Operating Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Operating Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Our Audit Committee is comprised of three of our non-executive directors, Mr. Howden, Mr. Hoffman and Dr. Graham. The audit committee consists exclusively of “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Mr. Sun serves as chair of this committee. Our Board has determined that Mr. Hoffman is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Item 16C. Principal Accountant Fees and Services.

The table below summarizes the fees that we paid for services provided by Deloitte & Touche LLP and its affiliated firms (Deloitte Entities) for the years ended December 31, 2019 and 2020. All audit and non-audit services provided by Deloitte & Touche and Deloitte & Touche LLP were pre-approved by our audit committee paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, entitled “Audit Committee Administration of the Engagement”.

	Year Ended December 31,
Fee Category	2019	2020
	(in thousands)
Audit fees	$417	$446
Audit-related fees	—	145
Tax fees	—	29
Total	$417	$620

Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent registered public accounting firms in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by U.S. jurisdictions and non-U.S. jurisdictions and also public offering service fees occurred in the fiscal year if applicable.

Audit-related fees. Audit-related fees included fees for comfort letter on our current and historical financial information included in our SEC registration statements in connection with our supplementary public offering on the Nasdaq Global Market.

Tax fees. Tax fees consisted of fees relating to tax compliance services and advice relating to the company’s assessment of its passive foreign investment status.

The 2020 principal accountant fees included the service from Deloitte & Touche and Deloitte & Touche LLP.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to our company provided by Deloitte & Touche during the last fiscal year have been approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

The disclosure called for by paragraph (a) of this Item was previously reported in our Form 6-K filed with the Securities and Exchange Commission on February 3, 2021.

Item 16G. Corporate Governance.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC (Nasdaq), we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following exemptions afforded to foreign private issuers:

•

We do not intend to follow Nasdaq Rule 5620, which requires that we hold an annual general meeting of shareholders and that we provide notice thereof to Nasdaq. Such annual general meeting requirement is not required under Cayman Islands law nor our Tenth Amended and Restated Memorandum and Articles of Association, and instead our board of directors may convene an annual general meeting of shareholders at its discretion.

•

We do not intend to follow certain provisions of Nasdaq Rule 5635, which requires shareholder approval for certain issuances of our securities, including: (a) issuances where the issued common stock will equal 20% or more of the number of shares of common stock or voting power outstanding before the issuance, except if the issuance is (i) a public offering or (ii) at a price not less than the greater of the book value, or the market value, of the stock; (b) issuances in connection with a stock option or purchase plan to be established or materially amended to which stock may be acquired by officers, directors, employees, or consultants; and (c) issuances in connection with the acquisition of the stock or assets of another company that, on issuance, will equal 20% or more of the number of shares or voting power outstanding before such issuance. Such shareholder approval requirements are not required under Cayman Islands law nor our Tenth Amended and Restated Memorandum and Articles of Association, and instead our board of directors may decide to proceed with issuances under (a), (b) or (c), in its sole discretion, or if our board of directors so chooses, it may receive prior approval from our shareholders by ordinary resolution.

•

We do not intend to follow Nasdaq Rule 5640, which requires that voting rights of existing shareholders of publicly traded registered common stock cannot be disparately reduced or restricted through any corporate action or issuance. Such voting rights are not required under Cayman Islands law nor our Tenth Amended and Restated Memorandum and Articles of Association, and instead we may issue shares with rights which are preferential to those of our currently issued ordinary shares, and the rights of such preferred shares may include the order of, or restriction on, the voting rights of the holders thereof.

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series, Rule 5250(b)(3), and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements

See pages F-1 through F-53 of this Annual Report on Form 20-F.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.	6-K	001-38475	1.2	10/09/2020

2.1	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registrant’s Form F-6 filed with the Securities and Exchange Commission on September 4, 2020).	F-6EF	333-248632	EX-99.A	09/04/2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-6	333-248632	EX-99.A	09/04/2020

2.3	Form of Warrant to purchase American Depositary Shares to be issued to October 2019 Loan Facility lenders.	6-K	001-38475	99.5	10/31/2019

2.4*	Description Of Securities Registered Under Section 12 of the Exchange Act.

4.1†	ASLAN Pharmaceuticals Limited 2014 Employee Share Option Scheme Plan.	F-1	333-223920	10.1	03/26/2018

4.2†	ASLAN Pharmaceuticals Limited 2017 Employee Share Option Plan 1.	F-1	333-223920	10.2	03/26/2018

4.3†	ASLAN Pharmaceuticals Pte. Ltd. 2017 SMT Long Term Incentive Plan.	F-1	333-223920	10.3	03/26/2018

4.4	ASLAN Pharmaceuticals Limited 2020 Equity Incentive Plan	6-K	001-38475	4.1	12/10/2020

4.4#	License Agreement, dated January 3, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and Array BioPharma Inc.	F-1	333-223920	10.4	03/26/2018

4.5#	Amended Development and License Agreement, dated December 21, 2015, by and between ASLAN Pharmaceuticals Pte. Ltd. and Almirall, S.A., as amended.	F-1	333-223920	10.5	03/26/2018

4.6#	License Agreement, dated May 12, 2014, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited, as amended.	F-1	333-223920	10.6	03/26/2018

4.7#	Agreement Amendment No. 1 to License Agreement, dated September 18, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	01/09/2019

4.8	Tenancy Agreement in Respect of Unit #12-03 83, Clemenceau Avenue, UE Square, Singapore 239920, dated May 28, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and United Engineers Limited, as amended.	20-F	001-38475	4.8	04/16/2020

4.9†	Form of Indemnity Agreement by and between ASLAN Pharmaceuticals Limited and each director and executive officer.	F-1/A	333-223920	10.9	04/16/2018

4.10+	License Agreement, dated February 27, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.10	04/29/2019

4.11+	License Agreement, dated March 11, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.11	04/29/2019

4.12+	Deed of Amendment and Restatement, dated May 31, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	06/17/2019

4.13	Loan Facility dated September 30, 2019.	6-K	001-38475	99.3	10/31/2019

4.14	Loan Facility dated October 25, 2019.	6-K	001-38475	99.4	10/31/2019

8.1*	Subsidiaries of the registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

15.2*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche Taipei, Taiwan, Republic of China

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
+

Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement Annual Report on its behalf.

ASLAN Pharmaceuticals Limited

Date: April 23, 2021	By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ASLAN Pharmaceuticals Limited and its subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2020, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Singapore
April 22, 2021

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASLAN Pharmaceuticals Limited (the “ASLAN Cayman”) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 16, 2020

We began serving as the Company’s auditor in 2014. In 2020, we became the predecessor auditor.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2020

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2019	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$22,203,031	$14,324,371
Other receivables (Note 18)	-	528,841
Prepayments	68,923	511,208
Financial assets at fair value through profit or loss (Notes 7 and 25)	-	137,926
Total current assets	22,271,954	15,502,346
NON-CURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 7 and 25)	68,256	-
Financial assets at fair value through other comprehensive income (Notes 8 and 25)	132,160	-
Property, plant and equipment, net (Note 10)	38,333	13,387
Right-of-use assets (Note 11)	727,866	462,550
Intangible assets (Notes 12 and 17)	2,845	160
Refundable deposits	108,076	103,307
Total non-current assets	1,077,536	579,404
TOTAL ASSETS	$23,349,490	$16,081,750

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$1,871,843	$2,319,558
Other payables (Notes 13 and 21)	3,246,842	4,280,409
Current borrowings (Notes 14 and 24)	-	2,900,971
Current borrowings from related parties (Notes 14, 24 and 26)	-	617,912
Lease liabilities – current (Note 11)	264,543	271,624
Financial liabilities at fair value through profit or loss (Notes 7 and 25)	-	267,000
Total current liabilities	5,383,228	10,657,474
NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 7 and 25)	262,350	-
Long-term borrowings (Notes 14 and 24)	17,065,305	15,183,421
Long-term borrowings from related parties (Notes 14, 24 and 26)	566,176	-
Lease liabilities – non-current (Note 11)	490,835	281,149
Other non-current liabilities (Note 21)	184,870	111,990
Total non-current liabilities	18,569,536	15,576,560
TOTAL LIABILITIES	23,952,764	26,234,034
DEFICIT ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY (Note 16)
Ordinary shares	61,366,844	61,826,237
Capital surplus	116,495,710	123,582,460
Accumulated deficits	(179,484,825)	(195,682,714)
Other reserves	(55,084)	(178,948)
Total deficit attributable to stockholders of the Company	(1,677,355)	(10,452,965)
NON-CONTROLLING INTERESTS	1,074,081	300,681
Total deficit	(603,274)	(10,152,284)
TOTAL LIABILITIES AND EQUITY	$23,349,490	$16,081,750

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2018	2019	2020
NET REVENUE (Note 17)	$-	$3,000,000	$-
COST OF REVENUE	-	(407,259)	-
GROSS PROFIT	-	2,592,741	-
OPERATING EXPENSES (Notes 15, 18 and 21)
General and administrative expenses	(10,513,707)	(8,511,699)	(7,169,177)
Research and development expenses	(31,834,364)	(16,586,617)	(9,314,120)
Total operating expenses	(42,348,071)	(25,098,316)	(16,483,297)
IMPAIRMENT LOSS ON INTANGIBLE ASSETS (Note 12)	-	(23,073,400)	-
LOSS FROM OPERATIONS (Note 18)	(42,348,071)	(45,578,975)	(16,483,297)
NON-OPERATING INCOME AND EXPENSES
Interest income	268,330	150,610	592
Other income (Note 18a)	187,244	-	888,046
Other gains and losses (Note 18b)	213,243	(327,558)	(129,299)
Finance costs (Notes 18c and 24)	(491,904)	(901,612)	(1,247,331)
Total non-operating income and expenses	176,913	(1,078,560)	(487,992)
LOSS BEFORE INCOME TAX	(42,171,158)	(46,657,535)	(16,971,289)
INCOME TAX EXPENSE (Note 19)	(14,439)	(408,002)	-
NET LOSS FOR THE YEAR	(42,185,597)	(47,065,537)	(16,971,289)
OTHER COMPREHENSIVE LOSS Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	-	(55,084)	(123,864)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(42,185,597)	$(47,120,621)	$(17,095,153)
NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(42,185,597)	$(47,015,967)	$(16,197,889)
Non-controlling interests	-	(49,570)	(773,400)
	$(42,185,597)	$(47,065,537)	$(16,971,289)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(42,185,597)	$(47,071,051)	$(16,321,753)
Non-controlling interests	-	(49,570)	(773,400)
	$(42,185,597)	$(47,120,621)	$(17,095,153)
LOSS PER ORDINARY SHARE (Note 20)
Basic and diluted	$(0.28)	$(0.29)	$(0.08)
LOSS PER EQUIVALENT ADS (Note 20)
Basic and diluted	$(1.40)	$(1.45)	$(0.40)

Each ADS represents five ordinary shares.

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	Equity Attributable to Stockholders of the Company
	Ordinary Shares (Note 16)		Capital Surplus (Note 16)					Unrealized Valuation Loss on Financial Assets at Fair Value Through Other Comprehensive	Non- controlling
	Number of ordinary shares	Amount	Ordinary Shares	Share Options Reserve	Other	Total	Accumulated Deficits	Income (Note 16)	Interests (Note 16)	Total Equity
BALANCE AT JANUARY 1, 2018	130,128,940	$41,514,016	$78,384,290	$5,898,391	$-	$84,282,681	$(90,283,261)	$-	$-	$35,513,436
Issuance of new share capital (Note 16)	30,000,000	$10,073,977	$32,106,023	$-	$-	$32,106,023	$-	$-	$-	$42,180,000
Transaction costs attributable to the issuance of ordinary shares	-	$-	$(5,388,866)	$-	$-	$(5,388,866)	$-	$-	$-	$(5,388,866)
Issuance of ordinary shares under employee share option plan (Note 21)	120,000	$39,226	$41,915	$(33,141)	$-	$8,774	$-	$-	$-	$48,000
Recognition of employee share options by the Company (Note 21)	-	$-	$-	$451,060	$-	$451,060	$-	$-	$-	$451,060
Net loss for the year ended December 31, 2018	-	$-	$-	$-	$-	$-	$(42,185,597)	$-	$-	$(42,185,597)
Other comprehensive loss for the year ended December 31, 2018, net of income tax	-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total comprehensive loss for the year ended December 31, 2018	-	$-	$-	$-	$-	$-	$(42,185,597)	$-	$-	$(42,185,597)
BALANCE AT DECEMBER 31, 2018	160,248,940	$51,627,219	$105,143,362	$6,316,310	$-	$111,459,672	$(132,468,858)	$-	$-	$30,618,033
BALANCE AT JANUARY 1, 2019	160,248,940	$51,627,219	$105,143,362	$6,316,310	$-	$111,459,672	$(132,468,858)	$-	$-	$30,618,033
Issuance of new share capital (Note 16)	29,466,030	$9,660,993	$5,072,022	$-	$-	$5,072,022	$-	$-	$-	$14,733,015
Transaction costs attributable to the issuance of ordinary shares	-	$-	$(1,444,791)	$-	$-	$(1,444,791)	$-	$-	$-	$(1,444,791)
Issuance of ordinary shares under employee share option plan	240,000	$78,632	$29,598	$(84,230)	$-	$(54,632)	$-	$-	$-	$24,000
Recognition of employee share options by the Company (Note 21)	-	$-	$-	$42,511	$-	$42,511	$-	$-	$-	$42,511
Changes in percentage of ownership interests in subsidiary (Note 22)	-	$-	$-	$-	$1,376,349	$1,376,349	$-	$-	$(1,376,349)	$-
Equity component of long-term debt borrowed by the Company	-	$-	$-	$-	$44,579	$44,579	$-	$-	$-	$44,579
Net loss for the year ended December 31, 2019	-	$-	$-	$-	$-	$-	$(47,015,967)	$-	$(49,570)	$(47,065,537)

Other comprehensive loss for the year ended December 31, 2019, net of income tax	-	$-	$-	$-	$-	$-	$-	$(55,084)	$-	$(55,084)
Total comprehensive loss for the year ended December 31, 2019	-	$-	$-	$-	$-	$-	$(47,015,967)	$(55,084)	$(49,570)	$(47,120,621)
Net increase in non-controlling interests	-	-	-	-	-	-	-	-	2,500,000	2,500,000
BALANCE AT DECEMBER 31, 2019	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)
BALANCE AT JANUARY 1, 2020	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)

Issuance of new share capital (Note 16)	19,720,500	$459,393	$7,183,847	$-	$-	$7,183,847	$-	$-	$-	$7,643,240

Transaction costs attributable to the issuance of ordinary shares		$-	$(229,297)	$-	$-	$(229,297)	$-	$-	$-	$(229,297)
Recognition of employee share options by the Company (Note 21)	-	$-	$-	$132,200	$-	$132,200	$-	$-	$-	$132,200

Net loss for the year ended December 31, 2020	-	$-	$-	$-	$-	$-	$(16,197,889)	$-	$(773,400)	$(16,971,289)
Other comprehensive loss for the year ended December 31, 2020, net of income tax	-	$-	$-	$-	$-	$-	$-	$(123,864)	$-	$(123,864)
Total comprehensive loss for the year ended December 31, 2020	-	$-	$-	$-	$-	$-	$(16,197,889)	$(123,864)	$(773,400)	$(17,095,153)
BALANCE AT DECEMBER 31, 2020	209,675,470	$61,826,237	$115,754,741	$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(42,171,158)	$(46,657,535)	$(16,971,289)
Adjustments for:
Depreciation expenses	235,410	441,004	295,072
Amortization expenses	6,355	4,347	2,685
Net loss (gain) on fair value changes of financial assets and liabilities at fair value through profit or loss	(60,004)	46,985	(78,038)
Finance costs	491,904	901,612	1,247,331
Interest income	(268,330)	(150,610)	(592)
Compensation costs recognized of share-based payment transactions	1,289,737	43,783	345,836
Loss (Gain) on disposal of property, plant and equipment	-	74,195	(968)
Unrealized gain on foreign exchange, net	(256,918)	135,344	206,457
Impairment loss recognized on intangible assets	-	23,073,400	-
Loss on lease modification	-	64,287	-
Gain on disposal of licensed rights	(187,244)	-	-
Changes in operating assets and liabilities
Increase in other receivables	-	-	(528,841)
Decrease (Increase) in prepayments	(111,653)	114,676	(442,285)
(Decrease) Increase in trade payables	1,417,446	(3,443,894)	447,715
(Decrease) Increase in other payables	(108,947)	(156,874)	425,825
Cash used in operations	(39,723,402)	(25,509,280)	(15,051,092)
Interest received	268,330	150,610	592
Interest paid	-	(36,037)	(2,490)
Income tax (paid) incentive	(14,439)	(408,002)	-
Net cash used in operating activities	(39,469,511)	(25,802,709)	(15,052,990)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(80,262)	(2,992)	(5,056)
Proceeds from disposal of property, plant and equipment	-	5,826	1,214
Payments for intangible assets	(23,002,895)	-	-
Decrease in refundable deposits	(11,133)	2,546	4,769
Net cash (used in)/generated from investing activities	(23,094,290)	5,380	927
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	4,060,357	3,250,000	-
Repayment of the principal portion of lease liabilities	-	(243,265)	(202,605)
Repayment of the interest portion of lease liabilities	-	-	(37,935)
Proceeds from exercise of employee share options	48,000	24,000	-
Proceeds from new shares issued	42,180,000	14,733,015	7,643,240
Payments for transaction costs attributable to the issuance of ordinary shares	(5,388,866)	(1,172,291)	(229,297)
Proceeds from non-controlling interests	-	2,500,000	-
Net cash generated in financing activities	40,899,491	19,091,459	7,173,403
NET DECREASE IN CASH AND CASH EQUIVALENTS	(21,664,310)	(6,705,870)	(7,878,660)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	50,573,211	28,908,901	22,203,031
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$28,908,901	$22,203,031	$14,324,371

Non‑cash transactions

As disclosed in Note 16, the majority of shareholders agreed to the Taiwan delisting and conversion of ordinary shares to Nasdaq-listed ADS on a non-cash equity transaction.

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. Dollars, other than shares or share data, or otherwise noted)

1.	GENERAL INFORMATION

ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 and is the listing vehicle for the listing on the Nasdaq Global Market sponsored with its issuance of American Depositary Shares (“ADSs”) in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the "Company”) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

The Company’s portfolio is led by ASLAN004, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.

The main businesses and intragroup relationships of the Company were as follows as of December 31, 2020:

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

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle for the initial public offering and listing on the Taipei Exchange, or TPEx. The Company’s ADSs have been listed on the Nasdaq Global Market since May 2018 and the ordinary shares were previously listed on TPEx. In August 2020, the Company’s ordinary shares ceased trading on TPEx, and in September 2020, the Company’s shareholders approved the cessation of the public company status in Taiwan, resulting in Nasdaq being the primary listing of the Company’s securities. In September 2020, the Company received confirmation from the Financial Supervisory Commission of Taiwan, or the FSC, confirming the removal of the public company status in Taiwan. As a result, the Company is no longer bound by the rules and regulations of the FSC or TPEx.

The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses since inception. Please refer to Notes 22, 23 and 28 for details of the Company’s current fundraising plan.

In addition to its main product candidates, the Company has other earlier stage products candidates in development. On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The joint venture company, in which the Company currently owns a controlling stake, is called Jaguahr Therapeutics Pte. Ltd.

Both the reporting and functional currency of the Company is the U.S. dollar.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Company’s board of directors on April 22, 2021.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year.

The Company has applied the amendments to IFRSs included in Amendments to IFRS 3 “Definition of a Business”, Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform” and Amendments to IAS 1 and IAS 8 “Definition of Material” for the annual period that began on or after January 1, 2020 and Amendment to IFRS 16 “Covid-19-Related Rent Concessions” for the period that began on or after June 1, 2020.

The application of these amendments has had no material impact on disclosures or amounts recognized in the Company’ consolidated financial statements.

b.	New and revised IFRSs issued but not yet effective

At the date of authorisation of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New IFRSs	Description
IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The accompanying consolidated financial statements have been prepared in conformity with IFRSs issued by the IASB.

b.	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments and long term incentive plan payable arising from cash-settled share-based payment arrangements which are measured at fair value.

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

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company:

•	Has the power over the investee;
•	Is exposed, or has rights, to variable returns from its involvement with the investee; and
•	Has the ability to use its power to affects its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Company, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•

Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

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

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the interests of the Company and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the Company.

See Note 9 for detailed information on subsidiaries (including percentages of ownership and main businesses).

e.	Foreign currencies

The reporting currency of the Company is the U.S. dollar. The functional currency of the majority of the Company’s entities is the U.S. dollar.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the end of the reporting period. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange differences are recognized in “other gains and losses, net” in the consolidated statement of comprehensive loss.

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

An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.

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

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provisions of the instruments.

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

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

b)	Impairment of financial assets

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

b)Derecognition of financial liabilities

The difference between the carrying amount of a financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognised in profit or loss as the modification gain or loss within other gains and losses.

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

Revenue comprises the fair value of the consideration received or receivable for the out-licensing of experimental drugs that have reached ‘proof of concept’ to business partners for ongoing global development and launch, in the ordinary course of the Company’s activities. Revenue is presented, net of goods and services tax, rebates and discounts. See Note 17 for details of the Company’s licensing agreements.

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

Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments and the default fine arises from lease termination. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses the its incremental borrowing rate.

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

p.	Government grants

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (including property, plant and equipment) are recognised as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognised in profit or loss in the period in which they become receivable.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company’s accounting policies

The below are the critical judgements, apart from those involving estimations (which are presented separately below), that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in financial statements.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. The Head of Finance is responsible to determine the appropriate valuation techniques and inputs for fair value measurements. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company engages third party qualified valuers to assist in performing the valuation. The valuation committee works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The senior management team reports to the board of directors of the Company every quarter to explain the cause of fluctuations in the fair value of the assets and liabilities.

The valuations of the Company’s assets and liabilities that are measured at fair value are sensitive to changes in one or more unobservable inputs which are considered reasonably possible within the next financial year. Further information on the carrying amounts of these assets and the sensitivity of those amounts to changes in unobservable inputs are provided in Note 25.

6.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2019	2020
Cash in hand	$1,723	$1,709
Cash in banks	22,201,308	14,322,662
	$22,203,031	$14,324,371

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,	December 31,
	2019	2020
Financial assets at fair value through profit or loss (FVTPL) - current
Financial assets classified as at FVTPL
Derivative financial assets - pre-redemption right (b)	$-	$137,926
Financial assets at fair value through profit or loss (FVTPL) - non-current
Financial assets classified as at FVTPL
Derivative financial assets - warrants (a)	$13,019	$-
Derivative financial assets - pre-redemption right (b)	55,237	-
	$68,256	$-
Financial liabilities at fair value through profit or loss (FVTPL) - current
Financial liabilities at FVTPL
Derivative financial liabilities - conversion right (b)/(c)	$-	$267,000
Financial liabilities at fair value through profit or loss (FVTPL) - non-current
Financial liabilities at FVTPL
Derivative financial liabilities - conversion right (b)/(c)	$262,350	$-

a.	In July 2018, the Company acquired warrants to subscribe for ordinary shares of DotBio Pte. Ltd., as detailed in Note 17 (under the heading of “Nanyang Technological University”).
b.

On October 25, 2019, the Company entered into a loan facility agreement with warrants and was entitled to repay at any time prior to expiry of the term, as detailed in Note 14 (under the heading of “October/November 2019 Loan Facility”).

c.	On September 30, 2019, the Company entered into a convertible loan facility, as detailed in Note 14 (under the heading of “Convertible Loan Facility”).
8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2019	December 31, 2020
Non-current
Investments in equity instruments at fair value through other comprehensive income (FVTOCI)
Foreign unlisted ordinary shares	$132,160	$-

In July 2018, the Company acquired ordinary shares of DotBio Pte. Ltd., as detailed in Note 17 (under the heading of Nanyang Technological University), which were not held for trading. The management believes that to recognize short-term fluctuations in the investments’ fair value in profit or loss would not be consistent with the Company’s purpose of holding the investments. As a result, the Company elected to designate the investments in equity instruments as at FVTOCI. As part of the annual fair value assessment, the fair value of  the investment has been determined to be Nil as of December 31, 2020, based on the Company’s evaluation on accounting judgements and estimation.

9.	SUBSIDIARIES

			Proportion of Ownership (%)
			December 31
Investor	Investee	Nature of Activities	2019	2020	Remark
ASLAN Pharmaceuticals Limited	ASLAN Pharmaceuticals Pte. Ltd.	Investment holding	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Taiwan Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Australia Pty Ltd	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Hong Kong Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Hong Kong Limited	ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals (USA) Inc.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	Jaguahr Therapeutics Pte. Ltd.	New drug research and development	55%	55%	1

Remarks: Jaguahr Therapeutics Pte. Ltd. is a subsidiary that has material non-controlling interests. On October 15, 2019, the Company established a joint venture called Jaguahr Therapeutics Pte. Ltd, with Bukwang Pharmaceutical Co., Ltd., to develop antagonists of the aryl hydrocarbon receptor (AhR). The Company owns a 55% controlling stake.

Details of subsidiaries that have material non-controlling interests

		Proportion of Ownership and Voting Rights Held by
		Non-controlling Interests
		December 31
Name of Subsidiary	Principal Place of Business	2019	2020
Jaguahr Therapeutics Pte. Ltd.	Singapore	45%	45%

	Profit (Loss) Allocated to		Accumulated
	Non-controlling Interests		Non-controlling interests
	For the Year Ended December 31
	2019	2020	2019	2020
Name of Subsidiary
Jaguahr Therapeutics Pte. Ltd.	$(49,570)	$(773,400)	$1,074,081	$300,681

The summarized Jaguahr Therapeutics Pte. Ltd. financial information below represents amounts before intragroup eliminations.

	December 31	December 31
	2019	2020
Current assets	$2,463,003	$807,560
Non-current assets	-	-
Current liabilities	(76,155)	(139,378)
Non-current liabilities	-	-
Equity	$2,386,848	$668,182

Equity attributable to:
Stockholders of the Company	$1,312,767	$367,501
Non-controlling interests	1,074,081	300,681
	$2,386,848	$668,182

	For the Year Ended December 31
	2019	2020
Revenue	$-	$-

Loss for the year	$(113,923)	$(1,718,666)
Other comprehensive income (loss) for the year	-	-
Total comprehensive loss for the year	$(113,923)	$(1,718,666)
Loss attributable to:
Stockholders of the Company	$(64,353)	$(945,266)
Non-controlling interests	(49,570)	(773,400)
	$(113,923)	$(1,718,666)
Total comprehensive loss attributable to:
Stockholders of the Company	$(64,353)	$(945,266)
Non-controlling interests	(49,570)	(773,400)
	$(113,923)	$(1,718,666)
Net cash inflow/(outflow) from:
Operating activities	$(1,355,768)	$(1,655,443)
Investing activities	-	-
Financing activities	2,500,771	-
Net cash inflow/(outflow)	$1,145,003	$(1,655,443)

10.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31,	December 31,
	2019	2020
Office equipment	$31,105	$12,617
Other equipment	1,938	14
Leasehold improvements	5,290	756
	$38,333	$13,387

For the year ended December 31, 2019

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost
Balance at January 1, 2019	$276,935	$36,180	$488,106	$801,221
Additions	2,992	-	-	2,992
Disposals	(68,612)	(889)	(219,733)	(289,234)
Balance at December 31, 2019	$211,315	$35,291	$268,373	$514,979
Accumulated depreciation
Balance at January 1, 2019	$178,115	$25,128	$309,560	$512,803
Depreciation expenses	52,388	8,742	111,926	173,056
Disposals	(50,293)	(517)	(158,403)	(209,213)
Balance at December 31, 2019	$180,210	$33,353	$263,083	$476,646
Carrying amounts at January 1, 2019	$98,820	$11,052	$178,546	$288,418
Carrying amounts at December 31, 2019	$31,105	$1,938	$5,290	$38,333

For the year ended December 31, 2020

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost
Balance at January 1, 2020	$211,315	$35,291	$268,373	$514,979
Additions	5,056	-	-	5,056
Disposals	(11,465)	-	-	(11,465)
Balance at December 31, 2020	$204,906	$35,291	$268,373	$508,570
Accumulated depreciation
Balance at January 1, 2020	$180,210	$33,353	$263,083	$476,646
Depreciation expenses	23,298	1,924	4,534	29,757
Disposals	(11,219)	-	-	(11,220)
Balance at December 31, 2020	$192,289	$35,277	$267,617	$495,183
Carrying amounts at January 1, 2020	$31,105	$1,938	$5,290	$38,333
Carrying amounts at December 31, 2020	$12,617	$14	$756	$13,387

No impairment assessment was performed for the year ended December 31, 2018 and 2019 as there was no indication of impairment.The above items of property, plant and equipment used by the Company are depreciated on a straight-line basis over the estimated useful life of 3 years.

11.	LEASE ARRANGEMENTS

a.	Right-of-use assets

Buildings
Cost

Balance at January 1, 2019	$-
Additions	882,670
Balance at December 31, 2019	882,670
Additions	-
Balance at December 31, 2020	$882,670

Accumulated depreciation

Balance at January 1, 2019	$-
Charge for the year	(154,804)
Balance at December 31, 2019	(154,804)
Charge for the year	(265,316)
Balance at December 31, 2020	$(420,120)

Carrying amounts

Carrying amounts at December 31, 2020	$462,550
Carrying amounts at December 31, 2019	$727,866

b.	Lease liabilities

Maturity analysis	December 31,	December 31,
	2019	2020
Year 1	$302,551	$293,398
Year 2	302,154	285,243
Year 3 and onwards	212,935	-
Less : Unearned Interest	(62,262)	(25,868)
	$755,378	$552,773

	December 31,	December 31,
	2019	2020
Carrying amounts
Current	$264,543	$271,624
Non-current	490,835	281,149
	$755,378	$552,773

Discount rate for lease liabilities was as follows:

	December 31,	December 31,
	2019	2020
Buildings	6%	6%

c.	Material lease-in activities and terms

The Company leases office buildings with lease terms of 3 years. These arrangements do not contain purchase options at the end of the lease terms.

Certain of the office buildings leases across the Company contain extension options. These terms are used to maximize operational flexibility in terms of managing contracts. In cases in which the Company is not reasonably certain to use an optional extended lease term, payments associated with the optional period are not included within lease liabilities. If the payments associated with the optional period are included within lease liabilities, there will be an increase in lease liabilities of $715,365 and $Nil as of December 31, 2019 and December 31, 2020 respectively.

d.	Other lease information

	For the year ended December 31
	2019	2020
Expenses relating to short-term leases	$251,549	$107,940
Expenses relating to low-value asset leases	$7,385	$2,732
Total cash outflow for leases	$538,236	$426,288

The Company leases certain office buildings which qualify as short-term leases and certain office equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, did not recognize right-of-use assets and lease liabilities for these leases.

All lease commitments with lease terms commencing after the balance sheet dates are as follows:

	December 31,	December 31,
	2019	2020
Lease commitments	$67,935	$2,298

12.	INTANGIBLE ASSETS

The carrying amounts of each class of intangible assets were as follows:

	December 31,	December 31,
	2019	2020
Licenses	$-	$-
Computer software	2,845	160
	$2,845	$160

For the year ended December 31, 2019

	Licenses	Computer Software	Total
Cost
Balance at January 1, 2019	$23,073,400	$43,070	$23,116,470
Addition (Disposal)	-	-	-
Balance at December 31, 2019	$23,073,400	$43,070	$23,116,470
Accumulated amortization and impairment
Balance at January 1, 2019	$-	$35,878	$35,878
Amortization expenses	-	4,347	4,347
Impairment losses recognized	23,073,400	-	23,073,400
Balance at December 31, 2019	$23,073,400	$40,225	$23,113,625
Carrying amounts At December 31, 2019, net	$-	$2,845	$2,845

For the year ended December 31, 2020

	Licenses	Computer Software	Total
Cost
Balance at January 1, 2020	$23,073,400	$43,070	$23,116,470
Addition (Disposal)	-	-	-
Balance at December 31, 2020	$23,073,400	$43,070	$23,116,470
Accumulated amortization and impairment
Balance at January 1, 2020	$23,073,400	$40,225	$23,113,625
Amortization expenses	-	2,685	2,685
Balance at December 31, 2020	$23,073,400	$42,910	$23,116,310
Carrying amount At December 31, 2020, net	$-	$160	$160

The intangible assets, namely licenses, include the acquisitions in August 2016 of ASLAN005 from Exploit Technologies Pte Ltd. (“ETPL”) and in January 2018 of exclusive and worldwide rights to develop, manufacture and commercialize varlitinib from Array Biopharma Inc. (“Array”), respectively. The information related to these license agreements is further disclosed in Note 17.

On July 5, 2019, the Company decided not to engage in further development of the licensed intellectual property for ASLAN005 from ETPL. The agreement relating to the research collaboration with ETPL’s P53 Laboratory was terminated on September 3, 2019. As a result, the Company carried out a review of the recoverable amount of ASLAN005 and determined that the carrying amount of $73,400 was fully impaired for the year ended December 31, 2019.

On November 11, 2019, the Company announced that the global pivotal clinical trial testing varlitinib in biliary tract cancer did not meet its primary endpoints. As a result, the Company decided to stop investing in the further development of varlitinib at this time and the estimated future cash flows expected to arise from the drug decreased. The Company carried out a review of the recoverable amount of varlitinib and determined that the carrying amount of $23 million was not recoverable. The review led to the recognition of an impairment loss of $23 million for the year ended December 31, 2019.

Though the Company may decide to conduct exploratory research in the future, no resources have been allocated for its development and there is no guarantee that resources will be allocated in the future.

Computer software is amortized on a straight-line basis over the estimated useful life of 3 years.

13.	OTHER PAYABLES

	December 31,	December 31,
	2019	2020
Payables for cash-settled share-based payment transactions (Note 21)	$755,787	$1,073,593
Payables for salaries and bonuses	1,037,213	1,492,325
Interest payables	392,970	735,510
Payables for professional fees	923,726	837,803
Others	137,146	141,178
	$3,246,842	$4,280,409

14.	BORROWINGS

	December 31,	December 31,
	2019	2020
Long-term borrowings - unsecured
Loans from government (a)	$7,361,124	$7,494,665
Other long-term borrowings (b)	4,813,176	4,060,357
Interest payables (a)	3,183,507	3,628,399
Loans from shareholders (b)	1,707,498	-
	$17,065,305	$15,183,421
Long-term borrowings from related parties - unsecured (c)
Loans from related parties	$552,426	$-
Interest payables	13,750	-
	$566,176	$-
Current borrowings - unsecured (b)
Loans from shareholders	$-	$2,571,701
Interest payables	-	329,270
	$-	$2,900,971
Current borrowings from related parties - unsecured (c)
Loans from related parties	$-	$550,000
Interest payables	-	67,912
	$-	$617,912

a.	Loans from government

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

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%. Until the Company has fulfilled its repayment obligations under the Grant, the Company has ongoing update and reporting obligations to the EDB. In the event the Company breaches any of its ongoing obligations under the Grant, EDB can revoke the Grant and demand that the Company repay the funds disbursed to the Company under the Grant. There were no breaches as of December 31, 2020.

As of December 31, 2019 and December 31, 2020, the amounts of funds disbursed to the Company plus accrued interest were $10,485,464 and $11,123,065, respectively.

b.	Other long-term borrowings

CSL Finance Pty Ltd.

On May 12, 2014, ASLAN Pharmaceuticals Pte. Ltd. obtained a loan facility of $4.5 million from CSL Finance Pty Ltd. The amount was based on 75% of research and development costs approved by CSL Finance Pty Ltd. at each drawdown period. The loan is repayable within 10 years from the date of the facility agreement. Interest on the loan is computed at 6% plus LIBOR, payable on a quarterly basis and is recorded at interest payables under other payables.

Mandatory prepayment of the loan is required upon a successful product launch occurring before maturity of the loan.

As of December 31, 2019 and December 31, 2020, the aggregate carrying amount including both the principal and outstanding accrued interest under CSL Loan Facility were $4,453,327 and $4,795,867, respectively.

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang for an amount of $1.0 million, which is referred to as the Convertible Loan Facility. The Convertible Loan Facility had a two-year term with a 10% interest rate per annum, commencing upon the date the Company drew down on such facility. The Company had the option to prepay the amounts owed under the Convertible Loan Facility at any time, subject to certain conditions. The redemption right of the Company and the convertible right of the lender are recognized as derivative financial instruments. Please refer to Note 7- “Financial liabilities at fair value through profit or loss (FVTPL)”.

The lender had the right to convert, at its option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of the Company’s new ADSs which is calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest by (b) 90% of the volume-weighted average price of the Company’s ADSs on the date of the conversion notice. Each ADS represents five of the Company’s ordinary shares. The ability to convert was subject to certain conditions, and expired at the expiry of the term of the loan. In October 2019, the Company drew down on $1.0 million under the Convertible Loan Facility. As of December 31, 2020, the lender had not exercised its right to convert the loan into ADSs.

As of December 31, 2019 and December 31, 2020, the aggregate carrying amount including both the principal and outstanding accrued interest under the Convertible Loan Facility were $769,486 and $969,730, respectively.

The Company is entitled to repay all or part of the loans at any time prior to expiry of the term and Company evaluated the pre redemption right as derivative financial assets. Please refer to Note7. On March 29, 2021, the Company exercised the early pre-redemption right to repay the Convertible Loan Facility, including accrued interest. The Company had repaid Convertible Loan Facility including interest in full on March 29, 2021. Please refer to Note 28.

October/November 2019 Loan Facility

On October 25, 2019, the Company entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019, the Company entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the “October/November 2019 Loan Facility”). The October/November 2019 Loan Facility had a two-year term with a 10% interest rate per annum, commencing upon the date the Company drew down the facility, which was required to be drawn down in full. The Company had the option to repay not less than $1.0 million of the amounts owed under the October/November 2019 Loan Facility at any time (derivative financial assets – pre-redemption right), subject to certain conditions. In the event that the Company in a single re-financing transaction raised more than ten times the aggregate loan amount prior to expiry of the term, the Company was obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such re-financing transaction.

In October 2019, the Company drew down on $1.95 million under the loan facility. In connection with the October/November 2019 Loan Facility, the Company issued certain warrants (collectively referred to as the “Warrants”). In October 2019, the Company drew down on $1.95 million under the loan facility. In connection with this initial draw down, the Company issued Warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to the lenders. These Warrants entitle lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. In November 2019, the Company drew down on the remaining $0.3 million under the loan facility. In connection with the second draw down, the Company issued Warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender. These Warrants entitle the lender optionally to purchase shares up to a maximum of 50% of the principal loan amount at an exercise price of $2.02 per ADS.

The Warrants are exercisable only after the Company’s ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting to be August 25, 2021 or (ii) expiry of the term of the October/November 2019 Loan Facility. As of December 31, 2020, none of the warrant holders have exercised their rights to purchase any ADS.

As of December 31, 2019, and December 31, 2020, the aggregate carrying amount including both the principal and outstanding accrued interest under the October/November 2019 Loan Facility were $2,316,174 and $2,549,152, respectively.

The Company was entitled to repay all or part of the loans at any time prior to expiry of the term and Company evaluated the pre-redemption right as derivative financial assets. Please refer to Note 7 (Derivative financial assets – pre-redemption right). On March 22, 2021, the Company exercised the early pre-redemption right to repay the October/November 2019 Loan Facility including accrued interest. Please refer to Note 28.

c.	Unsecured borrowings from related parties

The terms of the unsecured borrowings from related parties are the same as the terms of the October/November 2019 Loan Facility as disclosed in 14.b above.

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

For the years ended December 31, 2018, 2019 and 2020, the total expense for such employee benefits in the amount of $424,157, $325,059 and $200,045 were recognized, respectively.

16.	EQUITY
a.	Ordinary shares

	December 31,		December 31,		December 31,
	2018		2019		2020
Number of shares authorized		500,000,000		500,000,000		500,000,000
Authorized share capital	NT$	5,000,000,000	NT$	5,000,000,000	US$	5,000,000
Authorized par value of per share	NT$	10.00	NT$	10.00	US$	0.01
Number of outstanding shares issued and fully paid		160,248,940		189,954,970		209,675,470
Amount of outstanding shares issued and fully paid		$51,627,219		$61,366,844		$61,826,237

Issuance of new ADS shares

On March 27, 2018, ASLAN Cayman filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its ADSs representing ordinary shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC, and ASLAN Cayman held the initial public offering of its ADSs on May 4, 2018. The amount of ADSs sold in this offering was 6,000,000, with each ADS representing five of ASLAN Cayman’s ordinary shares, representing a total of 30,000,000 ordinary shares. The offering price per ADS was $7.03, equivalent to a price per ordinary share of NT$41.72. The payment of this fundraising was fully collected as of May 8, 2018, and the record date for this capital increase was May 8, 2018.

On November 8, 2019, the Company filed registration statement on Form F-3 with the SEC for the follow-on offering in the United States of its ADSs representing ordinary shares was taken effective. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC on November 8, 2019, and the Company held the follow-on offering of its ADSs on December 3, 2019. The amount of ADSs sold in this offering was 5,893,206 ADS, with each ADS representing five of ASLAN Cayman’s ordinary shares, representing a total of 29,466,030 ordinary shares. The offering price per ADS was $2.50, equivalent to a price per ordinary share of NT$15.24. The payment of this fundraising was fully collected as of December 6, 2019, and the record date for this capital increase was December 6, 2019.

On October 9, 2020, the Company filed a registration statement on Form F-3 with the SEC and entered into an Open Market Sale Agreement, or Sales Agreement, with Jefferies LLC, for an at the market offering in the United States of its ADSs representing ordinary shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Jefferies LLC, acting as sales agent. As of December 31, 2020, the Company had raised net proceeds $7,413,943 by offering 19,720,500 ordinary shares (representing 3,944,100 ADS) under the Sales Agreement.

Reduction of authorized share capital and Taiwan delisting

On September 4, 2020, the shareholders resolved to redenominate the authorized share capital of the Company from NT$5,000,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of NT$10.00 to US$165,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.33 each, by redenominating each ordinary share of a nominal or par value of NT$10.00 into each ordinary share of a nominal or par value of US$0.33 at an exchange rate of NT$1:US$0.03 (the "Redenomination").

The same shareholders further resolved to reduce the authorized share capital, as a special resolution, conditional upon the receipt of an order of the Grand Court of the Cayman Islands approving the authorized capital reduction from US$165,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.33 each to US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each, subject to the Tenth Amended and Restated Memorandum of Association the Company. The authorized capital reduction was approved by the Grand Court of the Cayman Islands on November 16, 2020. The issued ordinary shares with reduced par value of US$0.01 entitle holders with the rights to vote and receive dividends.

In the same shareholders’ meeting on September 4, 2020, it was approved by majority shareholders to convert aggregate total 130,488,940 Taiwan delisting ordinary shares to Nasdaq-listed ADS based on the conversion plan proposed by board of directors on July17, 2020. Each ADS represents five of ASLAN Cayman’s ordinary shares, with the same shareholders’ right as other ADS holders. As of December 31, 2020, there were 97,976,475 ordinary shares (representing 19,595,295 ADS) successfully converted to ADS based on a non-cash equity transaction. All the outstanding ordinary shares as of December 31, 2020 are fully paid.

b.	Retained earnings and dividends policy

Under ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman may declare dividends by ordinary resolution of ASLAN Cayman’s board of directors, but no dividends shall exceed the amount recommended by the directors of ASLAN Cayman.

ASLAN Cayman may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of ASLAN Cayman or invested in such investments as the directors of ASLAN Cayman may from time to time think fit. There were no dividends distributed in  years 2018, 2019 and 2020.

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

On November 11, 2019, the Company announced that the global pivotal clinical trial testing varlitinib in biliary tract cancer did not meet its primary endpoints. As a result, the Company decided to stop investing in the further development of varlitinib at this time and the estimated future cash flows expected to arise from the drug decreased. The Company carried out a review of the recoverable amount of varlitinib and determined that the carrying amount $23 million was not recoverable. See Note 12.

As of December 31, 2020, the Company did not accrue for the above contingent payments since the milestones are not achieved.

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
The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize ASLAN003 products for all human diseases with primary focus on oncology diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of December 31, 2020, the Company did not accrue for the above contingent payments since the milestones are not achieved.

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

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of ASLAN004. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of ASLAN004 products ranging between a mid-single digit percentage and 10%. As of December 31, 2020, the aforementioned milestones have not been met.

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

In February 2019, the Company made a payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in South Korea.

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

On July 5, 2019, the Company decided not to engage in further development of the licensed intellectual property for ASLAN005 from ETPL. The agreement relating to the research collaboration with ETPL’s P53 Laboratory was terminated effective September 3, 2019. As a result, the Company carried out a review of the recoverable amount of ASLAN005 and determined that the carrying amount $73,400 was fully impaired as of December 31, 2019. See Note 12.

Nanyang Technological University

The Company entered into a licensing and research collaboration agreement with Nanyang Technological University (NTU) in October 2016, for the development of modybodies against three targets of the Company’s choice. In July 2018, the technology for modybodies was separated from NTU and licensed to a new company, DotBio Pte. Ltd. In exchange for giving up its residual rights and options in respect to the technology, the Company received 599,445 shares of DotBio Pte. Ltd. equivalent to SG$255,000 ($187,244) (see Note 8), together with 599,445 units of warrant to subscribe for the same number of shares at a subscription price of $0.32 which was the same value per share as applied to other new investors in this round (see Note 7). Accordingly, the Company recorded other income of $187,244 for the year ended December 31, 2018.

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

In March 2019, the Company entered into another licensing agreement with BioGenetics to grant exclusive rights to commercialize ASLAN003 in South Korea in exchange for an upfront payment of $1 million and up to $8 million in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales from the high-teens to the mid-twenties range. The Company has no other performance obligation in addition to the license, and BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea. There is no transaction with BioGenetics in 2020.

Net revenue and cost of revenue

With regards to the two licensing agreements with BioGenetics, the Company has no other performance obligation in addition to the licenses, and BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib and ASLAN003 in South Korea. Since the Company has no other performance obligation in addition to the licenses, the Company recognized the upfront combined payments of US$3 million as revenue in FY 2019.

Under the in-license agreement to develop ASLAN003 with Almirall, Almirall is eligible to receive a payment of 10% (ten per cent) of the proceeds from the out-licensing of ASLAN003. The related cost of revenue in the amount of $82,259 payment to Almirall and payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in South Korea was recognized as operating costs accordingly in FY 2019.

18.	LOSS BEFORE INCOME TAX
a.	Other income

	For the year ended December 31
	2018	2019	2020
ADS issuance contribution	$-	$-	$587,736
Government grants for research and development expenditures	-	-	165,699
Government subsidies	-	-	134,611
Others (Note 17)	187,244	-	-

	$187,244	$-	$888,046

ADS issuance contribution is other non-operating income receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary as part of the conversion of ordinary shares to ADS post Taiwan delisting. As of December 31, 2020, the Company recognized a total $587,736 as other non-operating income and as of December 31, 2020, $528,841 is outstanding as other receivables.

Government grants for research and development expenditures relates to a research and development grant of $165,699, approved by the Australian government on August 13, 2020, for research and development activities carried out in Australia in 2019.

Government subsidies are reliefs from the Singapore government to support and encourage wage increases, raise employability of older Singaporeans and to help employers retain local employees due to economic uncertainty caused by the COVID-19 pandemic.

b.	Other gains and losses

	For the year ended December 31
	2018	2019	2020
Net foreign exchange gains (losses)	$95,894	$(135,413)	$(210,647)
(Loss) Gain on disposal of property, plant and equipment	-	(74,195)	968
Net gain(loss) on fair value changes of financial assets and liabilities at fair value through profit or loss	60,004	(46,985)	78,038
Loss on lease modification	-	(64,287)	-
Others	57,345	(6,678)	2,342
	$213,243	$(327,558)	$(129,299)

c.	Finance costs

	For the year ended December 31
	2018	2019	2020
Interest on government loans	$441,474	$435,684	$431,143
Interest on other long term borrowing	50,430	342,540	342,540
Interest on loans from shareholders	-	73,780	327,324
Interest on loans from related parties	-	13,571	105,899
Interest on lease liabilities	-	36,037	40,425
	$491,904	$901,612	$1,247,331

d.	Depreciation and amortization

	For the year ended December 31
	2018	2019	2020
Right-of-use assets	$-	$267,948	$265,316
Property, plant and equipment	235,410	173,056	29,757
Computer software	6,355	4,347	2,685
	$241,765	$445,351	$297,758

e.	Employee benefits expense

	For the year ended December 31
	2018	2019	2020
Short-term benefits	$8,002,069	$5,628,025	$4,539,663
Post-employment benefits (Note 15)	424,157	325,059	200,045
Share-based payments (Note 21)
Equity-settled	451,060	42,511	132,200
Cash-settled	838,677	1,272	213,636
Total employee benefits expense	$9,715,963	$5,996,867	$5,085,544
Employee benefits expense by function
General and administrative expenses	$6,294,470	$4,210,477	$3,856,753
Research and development expenses	3,421,493	1,786,390	1,228,791
	$9,715,963	$5,996,867	$5,085,544

19.	INCOME TAXES

Income Tax Recognized in Profit or Loss

	For the year ended December 31
	2018	2019	2020
Current tax expense/(benefit)
In respect of the current period	$-	$462,713	$-
Adjustments for prior periods	14,439	(54,711)	-
	$14,439	$408,002	$-

	2018	2019	2020
Loss before income tax	$(42,171,158)	$(46,657,534)	$(16,971,289)
Income tax benefit calculated at the statutory rate	(7,169,097)	(7,931,781)	(2,885,119)
Nondeductible expenses in determining taxable income	112,263	4,115,850	84,196
Tax credits for research and development expenditures	(2,312,251)	(2,474,280)	(521,234)
Unrecognized loss carryforwards	9,261,996	5,980,036	3,022,607
Effect of different tax rates of group entities operating in other jurisdictions	107,089	322,888	299,550
Withholding tax	-	450,000	-
Adjustments for prior years’ tax	14,439	(54,711)	-
Income tax expense recognized in profit or loss	$14,439	$408,002	$-

The Company has unused tax losses of $151 million for year of assessment 2020 (Year of assessment 2019: $134 million) available for offset against future profits. No deferred tax asset has been recognised in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused trade losses can be carried forward indefinitely.

a.	Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore

ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. In connection with the licensing agreements with BioGenetics in February and March 2019, the Company collected upfront payments totaled $3,000,000 from BioGenetics in total, which was subject to withholding taxes of 15% in compliance with local regulations in South Korea. The Company therefore recognized income tax expense at an amount of $450,000. Except for the above, ASLAN Pharmaceuticals Pte. Ltd. has no taxable income for the years ended December 31, 2018, 2019 and 2020 and Jaguahr Therapeutics Pte. Ltd. has no taxable income for the years ended December 31, 2019 and 2020, and therefore, no other provision for income tax is required.

c.	Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 20% and the corporate surtax rate of 5%.

The income tax returns through 2019 have been assessed by the tax authorities. For the years ended December 31, 2018, 2019 and 2020, ASLAN Pharmaceuticals Taiwan Limited has taxable income of NT$3,869,726, Nil and Nil respectively.

d.	Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the years ended December 31, 2018, 2019 and 2020, and therefore, no provision for income tax is required.

e.	Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the years ended December 31, 2018, 2019 and 2020, and therefore, no provision for income tax is required.

f.	China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the years ended December 31, 2018, 2019 and 2020, and therefore, no provision for income tax is required.

g.	United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the years ended December 31, 2018, 2019 and 2020, and therefore, no provision for income tax is required.

20.	LOSS PER ORDINARY SHARE

	For the year ended December 31
	2018	2019	2020
Basic and diluted loss per ordinary share	$(0.28)	$(0.29)	$(0.08)
Basic and diluted loss per equivalent ADS	$(1.40)	$(1.45)	$(0.40)

Each ADS represents five ordinary shares. The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the year ended December 31
	2018	2019	2020
Loss used in the computation of basic and diluted loss per ordinary share	$(42,185,597)	$(47,015,967)	$(16,197,889)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	149,739,242	162,392,602	192,226,528

21.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s employee share option plan, qualified employees of the Company and its subsidiaries were granted 661,000 options in July 2010, 910,000 options in July 2011, 669,750 options in July 2012, 619,250 options in July 2013, 680,625 options in July 2014, 2,477,336 options in July 2015, 1,032,250 options in July 2016 and 825,833 options in September 2017. Each option entitles the holder to subscribe for one ordinary share of the Company. Options granted pursuant to the 2010 to 2016 Plan are either vested in full as of the date of grant or are 25% vested as of the date of grant, with the remaining 75% vesting in equal annual installments over the three years following the date of grant. Options granted pursuant to the 2017 Plan vest in full upon the two year anniversary of the date of grant.

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,395 ADS of the Company, each ADS representing five ordinary shares). Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of the Company’s ADSs. On December 15, 2020, 3,824,062 options were granted under the Company’s 2020 employee share option plan, which each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for 10 years and exercisable at certain percentages once they have vested. No performance conditions were attached to the plan.

Information on employee share options granted from July 2010 to 2016 is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS equals to 5 ordinary shares):

	For the Year Ended December 31
	2018		2019		2020
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	6,887,523	$1.41	6,822,523	$1.41	6,670,356	$1.43
Options forfeited	(5,000)	2.13	(32,167)	2.26	-	-
Options exercised	(60,000)	0.80	(120,000)	0.20	-	-
Balance at December 31	6,822,523	1.41	6,670,356	1.43	6,670,356	1.43
Options exercisable, end of period	6,595,294	1.38	6,670,356	1.43	6,670,356	1.43

Information on employee share options granted in September 2017 is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS equals to 5 ordinary shares):

	For the Year Ended December 31
	2018		2019		2020
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	755,833	$1.28	698,167	$1.28	501,167	$1.28
Options forfeited	(57,666)	1.28	(197,000)	1.28	-	-
Balance at December 31	698,167	1.28	501,167	1.28	501,167	1.28
Options exercisable, end of period	-	-	501,167	1.28	501,167	1.28

Information on employee share options granted in December 2020 is as follows. Each option entitles the holder to subscribe for one ADS of the Company

	For the year ended December 31
	2020
	Number of Options	Weighted- average Exercise Price Per Option
Balance at January 1
Options granted	3,824,062	$2.06
Options forfeited	-	-
Balance at December 31	3,824,062	2.06
Options exercisable, end of period	-	-
Weighted-average fair value of options granted		$1.62

Information on outstanding options as of December 31, 2020 is as follows:

July 2010		July 2011		July 2012		July 2013		July 2014
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$0.20-$0.80	0	$0.20-$0.80	0.7	$0.80	1.7	$0.80-$1.36	2.7	$1.36	3.7

July 2015		July 2016		July 2017		Dec 2020
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$1.36-$1.88	4.7	$2.26	5.7	$1.28	6.9	$2.06	3.5

Options granted in July of 2010, 2011, 2012, 2013, 2014, 2015, 2016, September 2017 and December 2020, were priced using the binomial option pricing model, and the inputs to the model were as follows:

	July 2010	July 2011	July 2012	July 2013	July 2014	July 2015	July 2016	September 2017	December 2020
Grant-date share price	$0.80	$0.80	$1.25	$1.36	$1.36	$1.88	$2.26	$1.28	$2.22
Exercise price	$0.20-$0.80	$0.20-$0.80	$0.80	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28	$2.06
Expected volatility	59.16%	54.26%-54.44%	52.25%	50.58%	50.86%	36.37%	39.34%	38.33%	66.25%
Expected life (years)	10	10	10	10	10	10	10	10	10
Expected dividend yield	-	-	-	-	-	-	-	-	-
Risk-free interest rate	2.954%	2.96%-3.22%	1.61%	2.5%	2.58%	2.43%	1.46%	1.10%	0.92%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date.

Compensation costs recognized for the years ended December 31, 2018, 2019 and 2020 were $451,060, $42,511 and $132,200 respectively.

Long Term Incentive Plan

On August 23, 2017 and February 1, 2018, the Company granted 1,462,000 and 104,000 ordinary shares (equivalent to 292,400 ADSs and 20,800 ADSs) bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP, respectively. The value of the 2017 LTIP, which was originally measured based on the quoted share price, was changed retrospectively at a 5:1 conversion ratio of the Taiwan share price to the ADS price due to the modification of the 2017 LTIP approved by the board of directors on July 30, 2018. On July 30, 2018, the Company granted 241,142 bonus entitlement units to the executive officers pursuant to the 2018 LTIP, and on July 30, 2019, the Company granted 491,020 bonus entitlement units to the executive officers pursuant to the 2019 LTIP .

Upon vesting and redemption, each unit award is converted into a cash payment equal to the number of units multiplied by the per-share fair market value of the Company’s ordinary shares on the day following the Company’s receipt of a redemption notice. The 292,400 bonus entitlement units granted under the 2017 LTIP will be one-third vested each year after the first, second, and third anniversary of the award. The 20,800 bonus entitlement units granted under the 2017 LTIP will be one-half vested each year after the second and third anniversary of the award. The 241,142 bonus entitlement units granted under the 2018 LTIP will be one-third vested each year after the first, second, and third anniversary of the award. The 491,020 bonus entitlement units granted under the 2019 LTIP will be one-third vested each year after the first, second, and third anniversary of the award.

Regarding the Company’s 2017 LTIPs, the respective quoted fair value of the awards on the grant date was $5.50 and $8.04, based on the August 23, 2017 and February 1, 2018 equivalent ADS price of the Company’s Taiwan share price respectively. The Company’s remaining 2018 and 2019 LTIPs are based on the respective quoted fair value of the awards on the grant date of $7.90 and $2.92, being  the closing price of ADS on July 30, 2018, and July 30, 2019 respectively.

As of December 31, 2020, 283,501 units have been forfeited.

The quoted fair value on the reporting date is based on the closing price per ADS of $2.03 and $1.90 as of December 31, 2019 and December 31, 2020, respectively.

The Company recognized total expenses of $838,677, $1,272 and $213,636 in respect of the LTIPs for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and December 31, 2020, the Company recognized compensation liabilities of $755,787 and $1,073,593 as current (classified as other payables), respectively, and $184,870 and $111,990 as non-current, respectively.

The Company’s 2017 LTIP is described as follows:

	Number of ADSs units
	For the year ended December 31
	2018	2019	2020
Balance at January 1	292,400	295,867	232,000
Awards granted	20,800	-	-
Awards Exercised	(17,333)	-	-
Awards forfeited	-	(63,867)	(16,867)
Balance at December 31	295,867	232,000	215,133
Balance exercisable, end of period	80,133	145,667	204,733

The Company’s 2018 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2018	2019	2020
Balance at January 1	-	241,142	168,089
Awards granted	241,142	-	-
Awards forfeited	-	(73,053)	(25,644)
Balance at December 31	241,142	168,089	142,445
Balance exercisable, end of period	-	56,030	99,237

The Company’s 2019 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2019	2020
Balance at January 1	-	491,020
Awards granted	491,020	-
Awards forfeited	-	(104,070)
Balance at December 31	491,020	386,950
Balance exercisable, end of period	-	128,983

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

22.	EQUITY TRANSACTIONS WITH NON-CONTROLLING INTERESTS

On October 15, 2019, the subsidiary, Jaguahr Therapeutics Pte. Ltd., issued new shares to raise more capital, and the Company did not participate in the capital increase of this round, reducing its continuing interest from 100% to 55%. In 2020, the Company remains the same shareholding of 55%.

The above transaction were accounted for as equity transactions, since the Company did not cease to have control over the subsidiary.

	For the Year Ended
	December 31 2019	December 31 2020
Cash consideration received	$2,500,000	$-
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from non-controlling interests	$(1,123,651)	-
Difference recognized from equity transaction	$1,376,349	$-

	For the Year Ended
	December 31 2019	December 31 2020
Line item adjusted for equity transaction
Capital surplus - changes in percentage of ownership interests in subsidiary	$1,376,349	$-

23.	CAPITAL MANAGEMENT

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

As of December 31, 2020, there was no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 14 under October/November 2019 Loan Facility.

24.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statements of cash flows as cash flows from financing activities.

				Non-cash changes
	January 1, 2018	Interest paid	Net proceeds/ (repayment)	Addition/ (Transfers)	Others*	Interest expense	December 31, 2018
Long-term of borrowings (Notes 14 and 26)	$9,679,451	-	-	4,060,357	(256,918)	491,904	$13,974,794

				Non-cash changes
	January 1, 2019	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfer)	Others*	Interest expense	December 31, 2019
Lease Liabilities – current (Note 11)	$-	(36,037)	(243,265)	507,808	-	36,037	$264,543
Lease Liabilities – non-current (Note 11)	$-	-	-	490,835	-	-	$490,835
Long-term borrowings (Notes 14 and 26)	$13,974,794	-	-	2,697,574	(459,067)	852,004	$17,065,305
Long-term borrowings from related parties (Notes 14 and 26)	$-	-	-	552,426	179	13,571	$566,176

				Non-cash changes
	January 1, 2020	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	December 31, 2020
Lease Liabilities – current (Note 11)	$264,543	(37,935)	(202,605)	209,686	35,445	2,490	$271,624
Lease Liabilities – non-current (Note 11)	$490,835	-	-	(209,686)	-	-	$281,149
Current borrowings (Notes 14 and 26)	$-	-	-	2,900,971	-	-	$2,900,971
Current borrowings from related parties (Notes 14 and 26)	$-	-	-	617,912	-	-	$617,912
Long-term borrowings (Notes 14 and 26)	$17,065,305	-	-	(2,900,971)	(81,920)	1,101,007	$15,183,421
Long-term borrowings from related parties (Notes 14 and 26)	$566,176	-	-	(617,912)	(54,163)	105,899	$-

*	Others comprise mainly foreign currency translation differences. For lease liabilities, it also includes lease modifications and disposals.

25.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value hierarchy

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$-	$-	$68,256	$68,256
Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income Unlisted shares	$-	$-	$132,160	$132,160
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$-	$-	$262,350	$262,350

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$-	$-	$137,926	$137,926
Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income Unlisted shares	$-	$-	$-	$-
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$-	$-	$267,000	$267,000

There were no transfers among Levels 1, 2 and 3 in the current and prior year.

2)	Valuation techniques and inputs applied for Level 3 fair value measurement

a)

The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. At December 31, 2019 and December 31, 2020, respectively, the historical volatility used were 41.87% and 84.63%.

b)

The fair values of non-listed foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market. The Company used significant unobservable inputs, including discount for lack of marketability of 10%, and discounts for lack of control of 10%. At December 31, 2019 and December 31, 2020, respectively, assuming all other inputs remain equal, if discount for lack of marketability increases by 1%, the fair value would decrease by $1,652 and $49; if discount for lack of control increases by 1%, the fair value would decrease by $1,652 and $49.

c)

The fair value of derivative financial instrument with warrants and convertibility right are determined using binomial evaluation method with discount rate 15% assessing by market bond yield curve and risk-free rate premium. As of December 31, 2019 and 2020, the historical volatility used was 92.6% and 89.84% during the past 1 year.

c.	Categories of financial instruments

	December 31,	December 31,	December 31,
	2018	2019	2020
Financial assets
Financial assets at fair value through profit or loss
Derivative financial assets	$60,004	$68,256	$137,926
Financial assets at amortized cost (1)	29,080,981	22,311,107	14,427,678
Financial assets at fair value through other comprehensive income
Equity instruments	187,244	132,160	-
Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	-	262,350	267,000
Financial liabilities at amortized cost (2)	21,304,150	21,963,089	24,228,678

1)	The balances include financial assets at amortized cost, which comprise of cash and cash equivalents and refundable deposits.

2)	The balances include financial liabilities at amortized cost, which comprise of trade payables, partial other payables, other current liabilities and long-term borrowings.

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

a)	Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2019
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$2,538,168	0.7431	$1,886,160
GBP		£999,471	1.3187	$1,318,000
Financial liabilities
Monetary items
SGD	S	$15,126,578	0.7431	$11,240,843

	December 31, 2020
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$458,878	0.7566	$347,190
GBP		£49,524	1.3651	$67,606
Financial liabilities
Monetary items
SGD	S	$15,722,226	0.7566	$11,895,538
GBP		£184,320	1.3651	$251,618

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar and British Pound.

The following table details the Company’s sensitivity to a 5% increase and decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

	For the year ended December 31
	2018	2019	2020
Profit or loss*
SGD	$(411,471)	$(467,734)	$(557,417)
GBP	-	65,900	(9,201)

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk

The Company is exposed to interest rate risk because entities in the Company borrowed funds at fixed baseline interest plus floating interest rates.

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

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s pre-tax loss for the years ended December 31, 2018, 2019 and 2020 would have decreased/increased by $99,144, $151,896 and $194,378, respectively.

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

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADSs, venture debt and shareholder loans. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from December 31, 2020. However, the future viability of the Company depends on its ability to raise additional capital to finance its operations.

On February 25, 2021 and March 4, 2021, the Company had completed a private placement raising for gross proceeds of $18.0 million and closed a public offering with gross proceeds $69.0 million. Please refer to Note 28 for details.

26.	TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the companies and its subsidiaries which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.	Related party name and category

Related Party Name	Related Party Category

JANK Howden Pty Ltd	Related party in substance
Key Management Personnel	Key Management Personnel/Other

b.	Loans from related parties

Related Party Category/Name	December 31, 2019	December 31, 2020
Related party in substance / JANK Howden Pty Ltd	$502,205	$500,000
Key Management Personnel / Others	50,221	50,000
	$552,426	$550,000

Interest Payable

Related Party Category/Name	December 31, 2019	December 31, 2020
Related party in substance / JANK Howden Pty Ltd	$12,500	$61,711
Key Management Personnel / Others	1,250	6,201
	$13,750	$67,912

Interest expense

	For the year ended December 31
Related Party Category/Name	2018	2019	2020
Related party in substance / JANK Howden Pty Ltd	$-	$12,337	$96,272
Key Management Personnel / Others	-	1,234	9,627
	$-	$13,571	$105,899

The loans from the related parties are unsecured.

c.	Compensation of Key Management Personnel
	For the year ended December 31
Related Party Category/Name	2018	2019	2020
Short-term employee benefits	$2,833,520	$2,918,180	$2,368,143
Post-employment benefits	140,474	105,449	99,217
Share-based payments recognized	791,310	29,176	138,794
	$3,765,304	$3,052,805	$2,606,154

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends.

27.	SEGMENT INFORMATION

The company’s major business is research and development and operates only in one single segment. The Board of directors, who allocates resources and assesses performance of the Company as a whole, has identified that the Company has only one reportable operating segment.

The Company has only one reportable operating segment, and therefore, the reportable segment information is the same as the financial statements. The following is an analysis of the Company’s revenue from its major products and services.

	For the year ended December 31
	2018	2019	2020
Out-licensing	$-	$3,000,000	$-

For the year ended December 31, 2019, there was revenue generated from out-licensing of commercialization rights in South Korea to Biogenetics for varlitinib and ASLAN003 in the amount of $3 million. See Note 17 for details.

28.	OTHER ITEMS/SUBSEQUENT EVENTS

a.

The Company has assessed the economic impact of COVID-19 and determined that there were no significant impacts on the Company’s financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

b.

On October 9, 2020, the Company entered into an Open Market Sale AgreementSM (the Sale Agreement), with Jefferies LLC, pursuant to which the Company may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal. From October 9, 2020 through February 19, 2021,  the Company sold 8,862,972 ADSs for net proceeds of $21.5 million, of which 3,953,985 ADSs were sold from October 9, 2020 through December 31, 2020 for net proceeds of $7.4 million and 4,908,987 ADSs were sold after December 31, 2020 for net proceeds of $14.1 million. In February 2021, the Company sold 25,568,180 ordinary shares (the equivalent of 5,113,636 ADSs) in a private placement for net proceeds of approximately $18.0 million pursuant to a securities purchase agreement the Company entered into with the purchasers in the private placement (the Securities Purchase Agreement). In March 2021, the Company sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses.

c.

On March 1, 2021, the Company announced positive interim unblinded data from the three dose cohorts of its ongoing randomised, double-blind placebo controlled multiple ascending dose study of ASLAN004 for the treatment of moderate to severe atopic dermatitis (AD).

d.

On March 21, 2021, the Company executed an amendment to its joint venture agreement (JV Agreement) with Bukwang. Pursuant to an amendment to the JV Agreement, the second tranche of $2.5 million will be payable to JAGUAHR upon the joint steering committee of JAGUAHR approving an amended research plan setting out a reasonable timeline and budget to complete the additional research required to enable a candidate drug to be nominated.  Of this second tranche, $700,000 may be utilized by JAGUAHR upon receipt, while the balance of $1.8 million will be held unspent in JAGUAHR’s bank account until the board has approved a candidate drug nominated by the joint steering committee, after which it may be released for use by JAGUAHR.  Upon receipt of the second tranche of $2.5 million from

Bukwang the Company’s ownership is expected to be diluted from a majority 55% to 35%. Until the Investigational New Drug (IND) application is filed, the Company retains the rights to buy back the assets related to AhR technology at a price equal to three times the amount invested by Bukwang. The Company expect that the IND will be filed in 2022 and that the joint venture will be fully funded by the investment from Bukwang. As of December 31, 2020, the second tranche of $2.5 million has not yet occurred.

e.

On March 22, 2021, the obligation to make early repayment for the October/November 2019 Loan Facility upon raising net proceeds of more than ten times the aggregate loan amount in a single financing transaction during the loan term referred to above was triggered. The Company had informed the lenders under the October/November 2019 Loan Facility of the Company’s intention to repay them. Four lenders under the October/November 2019 Loan Facility have elected so to offset the repayment against the relative warrant exercise price.  The remaining lenders were repaid the outstanding principal plus accrued interest on March 22, 2021, which decreased the Company’s liabilities by $2.5 million, including principal plus accrued interest.

In connection with the October/November 2019 Loan Facility, the Company issued certain warrants (collectively referred to as the “Warrants”).  The warrants expire on the earlier of (i) August 25, 2021 (the first anniversary of the delisting of the Company’s ordinary shares on TPEx) or (ii) expiry of the term of the October/November 2019 Loan Facility. To date, warrants to purchase an aggregate of 285,110 ADSs (representing 1,425,550 ordinary shares) have been exercised, and warrants to purchase an aggregate of 272,715 ADSs (representing 1,363,575 ordinary shares) remain outstanding.

f.

On March 29, 2021, pursuant to the Company’s entitlement to make early repayment under the Convertible Loan Facility, the Company repaid convertible loan liabilities in the aggregate amount $1.1 million, including $1.0 million principal and accrued interest.