Form 20-F/A
period 2020-12-31
ASLAN Pharmaceuticals Ltd
filed 2021-08-06
CIK 1722926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

On April 23, 2021, ASLAN Pharmaceuticals Limited (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to revise the consents of our independent accounting firms, Deloitte & Touche LLP, Singapore (“Deloitte Singapore”) and Deloitte & Touche, Taipei, Taiwan, Republic of China (“Deloitte Taiwan”), filed originally as Exhibits 15.1 and 15.2, respectively. The consents included in the Original Form 20-F inadvertently omitted the incorporation by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575) and Registration Statement on Form F-3 (File No. 333-254768). The revised consents by each of Deloitte Singapore and Deloitte Taiwan are filed hereto as Exhibits 15.1 and 15.2, respectively.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act.

Other than with respect to the foregoing, this Amendment speaks as of the filing date of the Original Form 20-F and does not reflect any other events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any other exhibits as originally filed.

Item 19.	Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

Exhibit	Description

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP, Singapore

15.2*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche Taipei, Taiwan, Republic of China

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASLAN PHARMACEUTICALS LIMITED

Date: August 6, 2021	By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer