Form 20-F
period 2021-12-31
ASLAN Pharmaceuticals Ltd
filed 2022-03-25
CIK 1722926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Ordinary shares, par value $0.01 per share: 402,116,835 ordinary shares as of December 31, 2021, comprised of (i) 348,723,365 ordinary shares that are fully paid, issued and outstanding and (ii) 53,393,470 ordinary shares that are outstanding and have been issued to JPMorgan Chase Bank, N.A., as depositary, for future sales and issuances of ADSs, if any, as further described in this annual report.

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

•	The outcome, cost and timing of our product development activities and clinical trials;
•	Our plans and expected timing with respect to regulatory filings and approvals;
•	Our ability to fund our operations;
•	Our plans to develop and commercialize our product candidates and expand our development pipeline;
•	Our ability to enter into a transaction with respect to commercialization of our products and product candidates;
•	The size and growth potential of the markets for our product candidates, and our ability to serve those markets;
•	Our sales and marketing strategies and plans;
•	Potential market acceptance of our product candidates;
•	Potential regulatory developments in the United States and foreign countries;
•	The performance of our third-party suppliers and manufacturers;
•	Our ability to compete with other therapies that are or become available;
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

You should refer to the section titled “Item 3.D. – Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

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

SUMMARY OF RISK FACTORS

Investing in our shares involves numerous risks, including the risks described in “Item 3.D - Risk Factors” of this Annual Report on Form 20-F. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

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

•

We are heavily dependent on the success of our two product candidates, eblasakimab (also known as ASLAN004) and farudodstat (also known as ASLAN003) and we cannot give any assurance that eblasakimab or farudodstat will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness.

Not applicable

C.	Reasons for the Offer and Use of Proceeds.

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

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred net losses in each year since our inception, including net losses of $47.1 million, $17.0 million and $31.6 million for fiscal year 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had an accumulated deficit of $195.7 million and $227.0 million, respectively.

We have devoted substantially all our financial resources to developing our product candidates and targeted discovery work, including preclinical development activities and clinical trials. We expect to continue to incur substantial expenses, losses and negative cash flows as we expand our development activities and advance our clinical programs, particularly with respect to our planned clinical development for eblasakimab (also known as ASLAN004). If our product candidates are not successfully developed or commercialized, including because of a lack of capital, or if we do not generate enough revenue following marketing approval, we will not achieve profitability and our business may fail.

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive and we have consumed substantial amounts of capital since inception. To date, we have financed our operations through government subsidies and grants, collaboration payments and the sale of equity securities, venture debt and convertible debt. We will need substantial additional financing to continue our operations and do not expect revenues from product sales or potential licensing transactions to be sufficient to offset our development expenses as we advance our clinical programs.

We had approximately $90.2 million of cash and cash equivalents as of December 31, 2021. As we are in the clinical research and development phase, we will be seeking future funding based on the requirements of our business operations. We intend to continue to explore various means of fundraising to meet our funding requirements to carry out our business operations, such as offerings of ADSs, follow-on offerings of ordinary shares, venture debt and shareholder loans. We may also use other means of financing such as out-licensing to generate revenue and cash. We have the ability to exercise discretion and flexibility to deploy our capital resources used in research and development activities according to the amount and timing of our financing activities. Accordingly, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements and meet our obligations for at least the next twelve months from December 31, 2021. However, our future viability depends on our ability to raise additional capital to finance our operations. Regardless of our expectations as to how long our existing cash and cash equivalents will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. We may also incur expenses as we create additional infrastructure to support our planned commercialization efforts and our operations as a U.S. public company. In any event, we will require additional capital prior to completing pivotal studies of, filing for regulatory approval for, or commercializing farudodstat, eblasakimab or any of our other preclinical product candidates.

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

Risks Related to Clinical Development and Regulatory Approval

We are heavily dependent on the success of our two product candidates, eblasakimab and farudodstat and we cannot give any assurance that eblasakimab or farudodstat will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize eblasakimab and farudodstat. Any delay or setback in the development of eblasakimab or farudodstat could adversely affect our business and cause the price of our ADSs or ordinary shares to decline. Should our planned clinical development of eblasakimab and farudodstat fail to be completed in a timely manner or at all, we will need to acquire new preclinical product candidates, which will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for our product candidates will be completed in a timely manner in our planned indications, or at all, or that we will be able to obtain approval for any of our product candidates from the U.S. FDA, or any comparable foreign regulatory authority.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have never completed a large scale pivotal clinical trial for our product candidates or submitted an NDA or a BLA to the U.S. FDA or similar drug approval filings to comparable foreign authorities.

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

If any product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business may be materially harmed. For example, if the results of our ongoing Phase 2 clinical trial of eblasakimab in atopic dermatitis, or any other clinical trials for our product candidates, demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of these product candidates, as well the price of our ADSs and ordinary shares and our ability to create shareholder value would be materially and adversely affected.

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
•

Disruptions caused by man-made or natural disasters or public health pandemics or other business interruptions, including, for example, the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia.

We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, recommended for termination by any data monitoring committee for such trial, or by the U.S. FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of clinical trial or manufacturing sites by the U.S. FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs and slow down our product development and approval process. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval for our product candidates.

Because we have multiple product candidates in our pipeline and are considering a variety of target indications, we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

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

Serious AEs observed in any of our clinical trials may adversely impact our ability to obtain regulatory approval for our product candidates. Further, if any of our approved products cause serious or unexpected side effects after receiving market approval, a number of potentially significant negative consequences could result, including:

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

The time required to obtain approval by the U.S. FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our Phase 2 clinical trial of eblasakimab in atopic dermatitis will be sufficient to allow subsequent development or that the U.S. FDA or comparable foreign regulatory authorities will not require additional or different clinical trials prior to subsequent development of eblasakimab or that the required primary endpoints in subsequent pivotal trials or other clinical trials will not be different than those in Phase 2 clinical trials.

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

We have relied upon and plan to continue to rely upon third-party CROs to conduct our preclinical studies and clinical trials, including investigator-initiated studies sponsored by the investigator’s institution, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with U.S. FDA laws and regulations regarding current good clinical practice (cGCP) which are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Council for Harmonization (ICH) guidelines for all of our products in clinical development. Regulatory authorities enforce cGCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable cGCP, the clinical data generated in our clinical trials may be deemed unreliable and the U.S. FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our U.S. clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, portions of the clinical trials for our product candidates are expected to be conducted at various locations great distances from where our operations are located in the U.S. and Singapore, which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including cGCP. Failure to comply with applicable regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

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

As of December 31, 2021, we had 27 full-time employees. In the future we may expand our employee base to increase our managerial, scientific, clinical, operational, financial and other resources, to add a sales and marketing function and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors.

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

In July 2021, we entered into a loan agreement with K2 HealthVentures LLC (K2HV) and certain parties related to K2HV, pursuant to which K2HV agreed to provide a four-year facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of our cash, goods and other personal property, with the exception of (i) our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in Jaguahr Therapeutics Pte. Ltd (JAGUAHR). Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. As of December 31, 2021, the Company is in full compliance with the loan agreement and there have been no events of default

Borrowings under the K2HV Facility can be used to advance the clinical development of farudodstat, eblasakimab, and general corporate purposes. The loan agreement includes customary affirmative and negative covenants applicable to us and our subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, cash management, dividends and other distributions. ASLAN Pharmaceuticals Pte Ltd, a private company limited by shares formed under the laws of the Republic of Singapore, is the guarantor of the K2HV Facility. In addition, the loan agreement also includes customary events of default, including, but not limited to, failure to pay interest, principal and fees or other amounts when due, material misrepresentations or misstatements, covenant defaults, certain cross defaults to other material indebtedness, certain judgment defaults and events of bankruptcy or insolvency. Upon the occurrence and continuance of an event of default, the lenders may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the loan agreement and other loan documents.

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

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we (and third parties upon which we rely) may collect, store, use, transmit, disclose, or otherwise process and store proprietary, confidential and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets and proprietary business information owned or controlled by ourselves or other parties. We may rely upon third-party service providers and technologies to operate critical business systems to process confidential and personal data in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. We may share or receive sensitive information with or from third parties. Our ability to monitor these third parties’ cybersecurity practices is limited, and these third parties may not have adequate information security measures in place.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources. In addition to traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors now engage in attacks. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malware (including as a result of advanced persistent threat intrusions), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, malicious code (such as viruses and worms), personnel misconduct or error, denial-of-service attacks (such as credential stuffing), telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. Future business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Additionally, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The COVID-19 pandemic and the ongoing conflict between Ukraine and Russia have generally increased the risk of cybersecurity intrusions. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic and developments in Ukraine to their advantage.

Any of the previously identified or similar threats could cause a security incident or other interruption. If we (or a third party upon whom we rely) experience or in the future experience, any security incident(s), we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal data); litigation

(including class claims); indemnity obligations; negative publicity; reputational harm; monetary fund diversions; interruptions to our operations (including availability of data); financial loss; and other similar harms. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such incidents may also inhibit our ability to conduct our analyses, deliver test results, process claims and appeals, provide assistance for patients or their physicians, conduct research and development activities, collect, process and prepare company financial information, and provide information about our tests and other patient and physician education and outreach efforts through our website.

Applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security incidents or other unauthorized disclosure or access of data. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead adverse consequences.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable to detect, anticipate, measure or prevent vulnerabilities in our own (or our third parties’) information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after an incident has occurred. Furthermore, we do not have formal internal disaster recovery procedures. If our systems experience a disaster or are otherwise unavailable, we may not be able to operate our business, which could have a material adverse effect on our financial conditions, reputation or business prospects. In addition, theft or other exposure of data may interfere with our ability to protect our or our licensors’ intellectual property, trade secrets, and other information critical to our operations.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages, or claims if we fail to comply with applicable data privacy and security obligations.

Our operations could be subject to natural disasters, health pandemics or epidemics and other business disruptions, which could have a material adverse effect on our business, results of operation and financial condition.

Some of our operations, including in particular some of our clinical trials, are being conducted across areas of Asia that may be prone to natural disasters, such as earthquakes, cyclones, monsoons and floods, which could cause interruptions to our operations.

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

Our business could continue to be adversely affected by the effects of health pandemics or epidemics, including the effects of the current COVID-19 pandemic, and other recent outbreaks of diseases, such influenza A, avian influenza, and severe acute respiratory syndrome. The COVID-19 pandemic was declared by the World Health Organization as a global pandemic, and has resulted in travel restrictions, quarantine orders and other restrictions by governments to reduce the spread of the disease. As a result, a large part of our workforce has been working remotely or only intermittently attending the office since March 2020. We may face several challenges or disruptions upon a return back to the workplace, including re-integration challenges by our employees and distractions to management related to such transition. The effects of the restrictions related to the COVID-19 pandemic and our workplace policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

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

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed and may be further delayed or disrupted, which has had an adverse effect on our clinical trial operations. For example, in April 2020 the recruitment of new patients into our MAD clinical trial of eblasakimab in moderate-to-severe atopic dermatitis had to be paused in light of government restrictions in Singapore to contain the spread of COVID-19. In August 2020, those restrictions were lifted and we resumed screening patients. However, three of the patients discontinued study due to restriction imposed in response to COVID-19.

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

As a company with significant operations in Singapore, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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
•

Disruptions on us or our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely resulting from the impact of public health epidemics or pandemics (including, for example, the COVID-19 pandemic); and

•

Business interruptions resulting from geo-political actions, including war, such as the ongoing conflict between Russia and Ukraine, and terrorism, or natural disasters including typhoons, floods and fires.

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

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigations; fines and penalties; a disruption of our business operations; reputational harm; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we receive, generate, process, use, transfer, disclose, make accessible, protect, share and store (commonly known as processing) significant and increasing volumes of personal data and other sensitive data, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, and employee and patient data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including health information privacy laws, data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health data. In addition, the California Consumer Privacy Act of 2018 (CCPA) imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation) and includes a private right of action for certain data breaches. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents. In addition, it is anticipated that the California Privacy Rights Act of 2020 (CPRA), effective January 1, 2023, will expand the CCPA. For example, the CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of an enforcement action. Other states have enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which become effective in 2023. In addition, data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s GDPR (UK GDPR), Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA) and Singapore’s Personal Data Protection (PDPA) impose strict requirements for processing the personal data of individuals. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EEA, such as the United States, which the European Commission does not consider to provide an adequate level of data privacy and security. The European Commission released a set of “Standard Contractual Clauses” that are designed to be a valid mechanism by which entities can transfer personal data out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection. Currently, these Standard Contractual Clauses are a valid mechanism to transfer personal data outside of the EEA. The Standard Contractual Clauses, however, require parties that rely upon that legal mechanism to comply with additional obligations, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Moreover, due to potential legal challenges, there exists some uncertainty regarding whether the Standard Contractual Clauses will remain a valid mechanism for transfers of personal data out of the EEA. In addition, laws in Switzerland and the UK similarly restrict transfers of personal data outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection.

If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or elsewhere. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws; or requiring us to increase our personal data processing capabilities and infrastructure in Europe and/or elsewhere at significant expense.

Complying with these various laws and other obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. If we or our personnel, partners, or vendors fail, or are perceived to have failed, to comply with U.S. and foreign data privacy and protection laws, regulations and other obligations or representations, it could result in government enforcement actions (which could include civil or criminal penalties), inability to process personal data, regulatory scrutiny, disruptions to our operations, diversion of time and effort, private litigation and/or adverse publicity and could negatively affect our operating results and business. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

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

Moreover, some of our owned patents and patent applications are, and may in the future be, co-owned with third parties. For example, under our license agreement with CSL we and CSL co-own certain intellectual property that we jointly developed prior to the completion of the single ascending dose clinical trial for eblasakimab. While we currently have an exclusive license to CSL’s rights under such co-owned intellectual property, if we are unable to maintain such exclusive license, or if we are unable to obtain and maintain an exclusive license to any of our other third-party co-owners’ rights under any intellectual property that we co-own, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property rights, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Several countries have compulsory licensing laws under which, in certain circumstances, a patent owner may be compelled to grant licenses to third parties on low or no compensation. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

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

We are heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates. Accordingly, we are party to a number of technology licenses that are important to our business and expect to enter into additional licenses in the future. For example, our rights to eblasakimab are the subject of an exclusive license agreement with CSL. If we fail to comply with our obligations under our agreement with CSL (including, among other things, if we fail to develop and commercialize eblasakimab in a proper, efficient, skillful, diligent and competent manner) or our other license agreements, or we are subject to insolvency or liquidation, our licensors may have the right to terminate the license.

In addition, under our agreement with CSL, in the event of a change of control, we are required to receive CSL’s prior consent to engage in such a transaction if the change of control, in CSL’s reasonable opinion, adversely affects our ability to carry out the development of eblasakimab or would damage CSL’s reputation. A breach of this obligation may result in termination of the license. In the event that any of our important technology licenses were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or we could lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs, which would likely cause us to cease further development of the related program, including eblasakimab. Furthermore, under certain of our collaboration agreements, our licensors may retain the right to grant non-exclusive licenses to the licensed patents and technology to other academic or research institutions for non-commercial research purposes, in which case we would not have exclusive rights to such licensed patents and technologies.

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

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexamination, post-grant review, inter partes review, and derivation proceedings before the U.S. Patent and Trademark Office (USPTO), and equivalent proceedings in foreign jurisdictions (eg, opposition proceedings). Numerous U.S. and foreign issued patents and pending patent applications which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

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

We may also seek to establish collaborations with pharmaceutical companies to maximize the potential of our products in other markets. For example, we are conducting a Phase 2b clinical trial to develop eblasakimab as a treatment for atopic dermatitis, and, in the future, we may seek a global partner to support Phase 3 clinical trials and potential commercialization. We may not be successful in establishing development and commercialization collaborations which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

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

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our development platform, knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from multinational pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, universities and other research institutions worldwide. For example, there are several therapies currently in clinical development for atopic dermatitis, including lebrikizumab being developed by Dermira, Inc./Eli Lilly and Company. In addition, dupilumab, developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc., and tralokinumab, developed by Leo Pharma A/S, are approved for the treatment of moderate-to-severe atopic dermatitis.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively PPACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of PPACA. For example, during his term in office, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of PPACA or otherwise circumvent some of the requirements for health insurance mandated by PPACA. In addition, The Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS) published a final rule to give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA marketplaces. Further, Congress considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (the Tax Act), includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018 (BBA), among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the PPACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by U.S. Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The U.S. FDA also released a final rule and guidance in September 2020, implementing a portion of the importation executive order providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective

January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

The Physician Payments Sunshine Act, enacted as part of PPACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

HIPAA, as amended by HITECH, and their respective implementing regulations, impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities that involve the creation, use, maintenance or disclosure of, individually identifiable health information, and their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

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

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The COVID-19 pandemic and the ongoing conflict between Ukraine and Russia, for example, has negatively affected the stock market and investor sentiment and has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	Positive or negative results from, or delays in, testing and clinical trials by us, our collaborators or our competitors;
•	Technological innovations or commercial product introductions by us or competitors;
•	Changes in government regulations;
•	Changes in the structure of healthcare payment systems;
•	Developments concerning proprietary rights, including patents and litigation matters;
•	Public concern relating to the commercial value or safety of our product candidates;
•	Financing, collaborations or other corporate transactions;
•	Publication of research reports or comments by securities or industry analysts;
•	General market conditions in the pharmaceutical industry or in the economy as a whole;
•	The loss of any of our key scientific or senior management personnel;

•	Sales of our ADSs or ordinary shares by us, our senior management and board members or holders of our ADSs or our ordinary shares in the future; or
•	Other events and factors, many of which are beyond our control.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Tenth Amended and Restated Memorandum and Articles of Association (Articles), the Companies Act (as amended) of the Cayman Islands (the Companies Act), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

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

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which could adversely impact our existing shareholders and new investors, as well as our business. The sale of additional equity or debt securities, or a combination of both, would result in the issuance of additional shares capital and dilution to our shareholders and holders of our ADSs. Please refer to the section titled “Item 18. Financial Statements” for more information on the issuance of ADSs.

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

We have not paid cash dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, we are not permitted to dispose of our assets pursuant to the terms of the K2HV Facility without the prior consent of K2HV except for Permitted Transfers (as defined in the K2HV loan agreement). Further the K2HV loan agreement contains terms prohibiting dividends that may be declared or paid on our ADSs or ordinary shares. As a result, capital appreciation, if any, on our ADSs or ordinary shares will be your sole source of potential gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs or the underlying ordinary shares at or above the price you pay for our ADSs or ordinary shares. Investors seeking cash dividends should not purchase our ADSs.

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

Our corporate affairs are governed by our Articles and by the laws governing Cayman Islands corporations and companies engaging in drug development, marketing and sales businesses, as well as by the common law of the Cayman Islands. Certain rights and responsibilities of our shareholders, ADS holders and members of our board of directors under Cayman law are different from those that apply to a Delaware corporation. For example, Directors of Cayman Islands exempted companies are required to observe certain fiduciary duties. These duties are owed to the Cayman Islands company and include the duty to act in the best interests of the company and the shareholders as a whole. However, the fiduciary duties of a director of a Cayman Islands exempted company may not be the same as the fiduciary duties of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while shareholders (including controlling shareholders) of Cayman Islands companies owe no fiduciary duties either to the company or to other shareholders.

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

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the market value of our ordinary shares), and the nature of our business, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. There can be no assurance regarding our PFIC status for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are “U.S. Holders”, and having interest charges apply to distributions by us and the proceeds of share sales and having to comply with certain reporting requirements. As used in this discussion, the term U.S. Holder has the meaning given it in the second paragraph of the discussion under “Item 10.E Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

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

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018, under the trading symbol “ASLN.” As a U.S. public company, we have incurred significant legal, accounting and other expenses that we did not incur previously, and we will incur additional expenses after we no longer qualify as an EGC. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Under ASLAN Pharmaceuticals Limited, there are several legal entities as our fully owned subsidiaries and investment in associates. Our fully owned subsidiaries, ASLAN Pharmaceuticals Taiwan Limited, ASLAN Pharmaceuticals Australia Pty Ltd., ASLAN Pharmaceuticals Hong Kong Limited, ASLAN Pharmaceuticals (Shanghai) Co. Ltd. and ASLAN Pharmaceuticals (USA) Inc. were incorporated in the Republic of China, Australia, Hong Kong, China and the United States in November 2013, July 2014, July 2015, May 2016 and October 2018 respectively.

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

Our portfolio is led by eblasakimab (also known as ASLAN004), a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. Eblasakimab has the potential to improve upon current biologics used to treat allergic disease.

We are currently conducting a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis (AD). We expect to report topline data from the Phase 2b trial in the first half of 2023. In September 2021, we announced topline data from our Phase 1 multiple ascending dose (MAD) study, conclusively establishing proof of concept for eblasakimab in AD, and supporting a potentially differentiated safety and efficacy profile.

We are also developing farudodstat (also known as ASLAN003), an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be a best-in-class therapy in autoimmune disease. Inhibition of DHODH is demonstrated to have anti-inflammatory and immunomodulatory effects that are selective towards rapidly proliferating lymphocytes, making it an attractive target for immune-mediated inflammatory diseases such as inflammatory bowel disease (IBD) and autoimmune skin disorders. We are planning to conduct Phase 2 clinical trials in both indications with the first trial expected to initiate in the first half of 2022.

Our Product Candidates

The following table summarizes our product candidate pipeline and discovery programs:

We hold global rights to all of our product candidates with the exception of farudodstat, for which Kyungnam Biopharma (previously known as BioGenetics) acquired rights for the Republic of Korea (South Korea).

Eblasakimab. Eblasakimab is a fully human monoclonal antibody that binds to the IL-13 receptor a1 subunit (IL-13Ra1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. In March 2021, we announced interim results from a Phase 1 MAD study, reporting data on the 3 dose escalation cohorts – cohorts 1 (200mg), 2 (400mg) and 3 (600mg) - with subcutaneous administration once weekly for 8 weeks. We then recruited patients into an expansion cohort, cohort 4 - at the highest dose, 600mg and announced positive topline results from this study in September 2021, comparing all patients dosed at 600mg in cohorts 3 and 4 with patients that received placebo across the study. Eblasakimab demonstrated a statistically significant improvement versus placebo in the primary efficacy endpoint of percent change from baseline in EASI (at 8 weeks) and also showed statistically significant improvements in other key efficacy endpoints, including EASI-50, EASI-75, peak pruritus and POEM. In addition, eblasakimab was well-tolerated with no emerging safety concerns.

In the first quarter of 2022, we initiated a Phase 2b study in moderate-to-severe atopic dermatitis patients. We expect to report topline data from the Phase 2b trial in the first half of 2023. We are also currently evaluating the use of eblasakimab in other diseases driven by type 2 inflammation.

Farudodstat. Farudodstat is an orally administered, small-molecule inhibitor of dihydroorotate dehydrogenase (DHODH) and has been investigated in three phase 1 clinical studies in healthy volunteers, and one Phase 2 study in patients with acute myeloid leukemia (AML). The high potency and selectivity of farudodstat, and the favorable safety profile demonstrated in clinical studies to date, may offer best-in-class potential as a treatment for autoimmune conditions. We plan to investigate farudodstat in a Phase 2 clinical study for the treatment Inflammatory Bowel Disease (IBD) with the study expected to initiate in the first half of 2022. We also plan to test farudodstat in autoimmune skin diseases.

Additional Pipeline Programs. We have established a joint venture called JAGUAHR Therapeutics Pte. Ltd. with Bukwang Pharmaceutical Co., Ltd. (Bukwang), a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR), an immune checkpoint inhibitor. Our shareholding in JAGUAHR Therapeutics Pte. Ltd in April 2021 was diluted from 55% to 35% as a result of which, we no longer held a majority interest.

Our Product Candidates

Eblasakimab (ASLAN004)

Eblasakimab is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1). Eblasakimab is currently in clinical development, and we are not aware of any other antibodies in clinical development targeting IL-13Rα1. By targeting IL-13Rα1, which forms the type 2 receptor complex with IL-4Rα, eblasakimab potently inhibits signaling of both interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering the signs and symptoms of allergy in atopic dermatitis, such as redness and itching of the skin, as well as asthma symptoms such as shortness of breath, wheeze and cough. Dupilumab is marketed for moderate-to-severe atopic dermatitis, moderate-to-severe asthma and chronic rhinosinusitis with nasal polyposis and is in development for other type 2 driven diseases including eosinophilic eosophagitis (EoE), prurigo nodularis (PN) and chronic spontaneous urticaria (CSU). As we target the same pathways as dupilumab, we believe eblasakimab can follow a similar regulatory path. We believe eblasakimab has the potential to become a first-in-class inhibitor of the IL-13 receptor and best-in-disease for atopic dermatitis and other type 2 driven allergic disease. By targeting IL-13Rα1, rather than IL-4Rα, we believe eblasakimab has the potential to offer a differentiated profile, including competitive efficacy, lower dosing frequency and a favorable side effect profile.

We have initiated a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for atopic dermatitis. In first quarter of 2021, we announced the positive interim readout of our Phase 1 multiple ascending dose (MAD) trial which was then followed by the release of our topline results in the third quarter. In the first quarter of 2022, we initiated a Phase 2b study in moderate-to-severe atopic dermatitis patients. We expect to report topline data from this trial in the first half of 2023.

In the future, we may also develop eblasakimab in other type 2 driven inflammatory indications, such as eosinophilic esophagitis (EoE), chronic spontaneous urticaria (CSU), and prurigo nodularis (PN). We licensed worldwide rights for eblasakimab from CSL Limited (CSL) in May 2014.

Mechanism of Action

Eblasakimab is a fully human monoclonal antibody with high affinity binding that inhibits both IL-4 and IL-13 signaling by binding to IL-13Rα1. The cytokines IL-4 and IL-13 are the main drivers of allergic inflammation and have mutually redundant functions. They selectively bind and stimulate the type 2 receptor, which is a complex composed of IL-4Rα and IL-13Rα1. Stimulation of this receptor complex triggers a signaling cascade, which releases inflammatory mediators that can result in atopic dermatitis, asthma or other type 2 inflammatory diseases. The pivotal role for this pathway in these disease indications has been exemplified by the monoclonal antibody dupilumab which binds to IL-4Rα to block signaling by IL-4 and IL-13. We are not aware of any other distinct monoclonal antibody in development that can inhibit both IL-4 and IL-13 signaling by targeting IL-13Rα1.

Eblasakimab binds more strongly to IL-13Rα1 than dupilumab relative to its respective ligand. Eblasakimab has a 60-fold higher affinity for the IL-13Rα1 than IL-13, whereas dupilumab only has a three-fold higher affinity for the IL-4Rα than IL-4. This greater affinity difference between ligand and receptor binding may translate to a lower required concentration of eblasakimab, compared to dupilumab, and may provide improved dosing frequency and efficacy.

Unlike dupilumab, eblasakimab does not bind to the type 1 receptor, which contains the IL-4Rα but not IL-13Rα1. We believe that by avoiding inhibition of the type 1 receptor, eblasakimab may have fewer side effects than dupilumab, which does bind the type 1 receptor.

Advantages

We believe that eblasakimab has the potential to be a best-in-disease therapy:

•

Validated mechanism with the potential for greater efficacy than IL-13 selective and IL-4 selective inhibitors. IL-13 selective inhibitors, such as lebrikizumab and tralokinumab, have shown mixed efficacy in treating allergic inflammation. We believe that agents that can block the activity of both IL-4 and IL-13 will be more efficacious as redundancy in signaling is removed by blocking type 2 receptor signaling. Dupilumab was shown to be effective in treating moderate-to-severe atopic dermatitis. Eblasakimab and dupilumab share the same mechanism of action by blocking IL-4 and IL-13 signaling through the Type 2 receptor. In our Phase 1 MAD clinical trial, the mean change from baseline in EASI in the active arm was 61% versus 32% in the placebo arm after 8 weeks of treatment with eblasakimab in the Intent-to-Treat population. 50% of patients in the active arm achieved EASI-75 versus 13% of patients on the placebo arm. The efficacy may continue to improve with dosing beyond 8 weeks.

•

Potential for less frequent dosing. Dupilumab may require significantly higher steady state concentrations than eblasakimab for full target inhibition, which may allow for less frequent dosing. Dupilumab is dosed once every two weeks via subcutaneous injection. Eblasakimab may offer the potential for monthly dosing and this is being investigated in clinical development. A reduced injection frequency would provide patients with greater convenience.

•	Potential for faster onset of action. In the clinic, eblasakimab delivered intravenously demonstrated a rapid onset of action with full receptor occupancy and complete inhibition of a key downstream biomarker of IL-13 and IL-4 signaling, STAT6, within one hour of dosing, closely reflecting the data obtained in the cynomolgus monkey. In our Phase 1 MAD study, we saw a rapid fall in EASI, pruritis (itch) and POEM after the first dose which continued through the treatment period.

•

Potential for improved safety profile. Eblasakimab targets the IL-13Rα1 subunit of the type 2 receptor, whereas dupilumab binds to IL-4Rα. As a result, both eblasakimab and dupilumab block the type 2 receptor, which contains IL-4Rα and IL-13Rα1, however dupilumab also blocks the type 1 receptor, which contains only IL-4Rα, and is expressed on T-cells and other hematopoietic cells. In published clinical studies in atopic dermatitis, dupilumab demonstrated persistent conjunctivitis in 5-28% of patients, often requiring topical ocular treatment with tacrolimus or steroids. In contrast, lebrikizumab targets only the IL-13 ligand via the type 2 receptor and shows a far lower incidence of conjunctivitis in atopic dermatitis patients, suggesting that inhibition of the type 1 receptor, rather than the type 2 receptor, may be responsible for driving conjunctivitis.

•

Potential for increased drug stability. Dupilumab can be stored for a maximum of 14 days at room temperature (2°C or 77°F) and cannot be stored above room temperature. As this drug can be self-administered, it may require special storage and handling when travelling. Eblasakimab may have increased drug stability and therefore greater storage flexibility.

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

Treatment options have historically focused on topical therapies. In December 2016, the U.S. FDA granted approval for crisaborole (developed by Pfizer Inc.), a topical treatment for mild-to-moderate atopic dermatitis. More recently in March 2017, the U.S. FDA granted approval for dupilumab (developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc.) for adults with moderate-to-severe atopic dermatitis. Until recently, dupilumab was the only approved biologic therapy available and has been driving significant growth in the market, which is expected to reach $24 billion by 2029. In December 2021, tralokinumab (Leo Pharma A/S) was approved by the FDA for adults with moderate-to-severe atopic dermatitis. However there remains a significant unmet need, with only 35% of patients treated with dupilumab achieving an optimal response and conjunctivitis reported in 25-50% to patients in clinical practice.

In 2022, two small molecule inhibitors of Janus kinase (JAK), abrocitinib (Pfizer Inc.) and upadacitinib (AbbVie Inc), were approved by the U.S. FDA for treatment for adults with moderate-to-severe atopic dermatitis, however their use is limited to adults living with refractory, moderate-to-severe AD whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies is inadvisable. Moreover, JAK inhibitors carry three black box warnings for safety: higher rates of heart events such as heart attack or stroke, cancer, and blood clots.

Market Opportunity in Type 2 Driven Diseases

The type 2 immune response is dominant against environment-related antigens. While important in protection against helminths and in tissue repair, uncontrolled type 2 responses are implicated in allergy and atopic diseases. The type 2 response is orchestrated by key cytokines IL-4, IL-5 and IL-13 which result in production of IgE and activation of mast cells and eosinophils. Several conditions including asthma, atopic dermatitis, allergic rhinitis, eosinophilic gastrointestinal disorders are driven by type 2 inflammation and can be grouped as type 2 driven diseases. The market for type 2 driven diseases is large and continues to grow with over 500 million patients affected worldwide.

The development of dupilumab has demonstrated the importance of IL-4 and IL-13 signalling in multiple type 2 driven diseases. By targeting the IL-13 receptor, we believe eblasakimab has the potential to be an effective treatment in a similar range of diseases.

Preclinical and Clinical Development

Eblasakimab is a fully human IgG4 monoclonal antibody that specifically binds to the human IL-13Rα1 protein and was originally made using the Medarex mouse technology. The antibody was isolated and optimized to have picomolar binding affinity by CSL Behring.

Eblasakimab is a potent inhibitor of both IL-4 and IL-13 signaling with a binding affinity in the picomolar range for human IL-13Rα1. In in vitro assays, eblasakimab inhibits the release of key allergic mediators, such as thymus and activation regulated chemokine (TARC) that maintain and amplify allergic reactions initiated by IL-4 and IL-13.

Eblasakimab potently inhibits TARC release from human cells

Single Ascending Dose Clinical Trial in Healthy Volunteers

In June 2019, we announced the successful completion of a Single Ascending Dose (SAD) clinical trial testing intravenous and subcutaneous administration of eblasakimab in healthy volunteers. The first subject was enrolled in October 2018 and the last subject was dosed in March 2019. The single ascending dose clinical trial explored the safety, tolerability, pharmacokinetic profile and pharmacodynamic profile of eblasakimab when dosed via both intravenous and subcutaneous routes of administration. The clinical trial consisted of 10 cohorts with up to six patients per cohort.

Phase 1 eblasakimab Single Ascending Dose Trial Design (completed)

Eblasakimab was well tolerated at all dose levels via both intravenous and subcutaneous routes of administration. No conjunctivitis was noted in any subjects dosed with eblasakimab and there were no adverse events that led to discontinuation at any dose level.

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

The SAD clinical trial also measured the pharmacokinetic profile of eblasakimab and pharmacodynamic markers of inhibiting IL-4 and IL-13 binding to the IL-13Rα1, such as IL-13α1 receptor occupancy and inhibition of phosphorylation of STAT6 (pSTAT6), a key marker of the signal transduction in allergic inflammation immediately downstream of IL-4 and IL-13 binding to the type 2 receptor. In mouse models of allergic inflammation, the knockout of STAT6 completely abolished allergic inflammation.

When greater than or equal to 600mg eblasakimab was administered intravenously (10mg/kg) it demonstrated 100% receptor occupancy and complete inhibition of STAT6 phosphorylation in less than 1 hour after dosing. These effects were maintained for over 29 days following a single dose of eblasakimab, suggesting monthly dosing may be achievable. The rapid inhibition of IL-4 and IL-13 signaling by eblasakimab could also lead to a fast onset of symptom relief in atopic dermatitis patients.

Multiple Ascending Dose Clinical Trial in Moderate-to-Severe Atopic Dermatitis

In October 2019, we initiated a MAD clinical trial testing eblasakimab in moderate-to-severe AD patients. The randomized, double-blind, placebo-controlled trial evaluated three doses (200mg, 400mg and 600mg) of eblasakimab delivered weekly via subcutaneous injection, with approximately 8 patients in each cohort. Based on a review of blinded safety data completed in January 2021, the highest dose, 600mg, was selected for the expansion cohort, which recruited 27 additional patients. Patients were dosed weekly for eight weeks to determine safety and the efficacy of eblasakimab. The primary endpoint was safety and tolerability. Secondary endpoints included efficacy at eight weeks as measured by improvement in the Eczema Area and Severity Index (EASI) score, EASI-50, EASI-75, Investigators Global Assessment (IGA), pruritis numeric rating scale (NRS) and Patient-Oriented Eczema Measure (POEM).

The trial was designed with 80% power to detect a 39% improvement in EASI compared to placebo at eight weeks.

The trial recruited approximately 50 moderate-to-severe atopic dermatitis patients and recruitment into the expansion cohort started in January 2021. We reported topline data from this trial in the third quarter of 2021. After completion of the MAD trial, we initiated a Phase 2b dose-range finding trial in atopic dermatitis patients.

Eblasakimab MAD Design in Moderate-to-Severe Atopic Dermatitis

In March 2021, we reported positive interim unblinded data from the first three dose cohorts (200mg, 400mg and 600mg) of the ongoing MAD clinical trial. The first three cohorts randomized 25 patients from the United States, Australia and Singapore. Three patients discontinued the trial due to restrictions imposed in response to COVID-19. Of the remaining 22 patients, 18 completed at least 29 days of dosing and assessment and were evaluable for efficacy. The average baseline EASI score of patients was 32.5 and the average IGA score was 3.4 (n=18). At week 8, the average reduction in EASI from baseline at therapeutic doses (400mg and 600mg cohorts) was 74% (n=9) compared to 42% (n=5) for patients on placebo. 89% of patients achieved EASI-50 versus 40% on placebo; 67% achieved EASI-75 versus 0% on placebo; 56% achieved EASI-90 versus 0% on placebo; and 22% of patients achieved IGA of 0 or 1 versus 0% on placebo. Peak pruritus improved after just one dose and continued to improve by an average of 46% relative to baseline at week 8 compared to 16% for patients on placebo. The proportion of patients with adverse events and treatment-related adverse events were similar across treatment and placebo arms. There were no treatment-related adverse events in the active arm that led to discontinuation.

In September 2021, we announced positive topline data from the completed study conclusively establishing proof-of-concept for eblasakimab in AD. Eblasakimab achieved a statistically significant improvement versus placebo in the primary efficacy endpoint of percent change from baseline in the Eczema Area Severity Index (EASI), and, although the study was not designed to do so, also showed statistically significant improvements in other key efficacy endpoints: EASI-50, EASI-75, peak pruritus and POEM.

In the intent to treat (ITT) population, the average reduction from baseline in EASI at 8 weeks was 61% (n=22) compared to 32% (n=16) for patients on placebo (one-sided p-value of 0.023); 77% of the patients achieved EASI-50 versus 38% on placebo (one-sided p-value of 0.016), and 50% achieved EASI-75 versus 13% on placebo (one-sided p-value of 0.018). 32% of patients achieved Investigator's Global Assessment (IGA) of 0 or 1 versus 19% on placebo. Peak pruritus improved by an average of 37% (n=19) relative to baseline at 8 weeks compared to 16% for patients on placebo (one-sided p-value of 0.032).

In a sensitivity analysis that excluded a group of patients from one site that appeared atypical of moderate-to-severe AD patients, 69% of patients on the active arm (n=16) achieved EASI-75 versus 15% on placebo (n=13), while 44% of patients on the active arm (n=16) achieved IGA of 0 or 1 versus 15% on placebo (n=13).

Phase 2b Dose-Ranging Clinical Trial in Moderate-to-Severe Atopic Dermatitis

TREK-AD is a randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial to evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD. The study will evaluate the efficacy and safety of eblasakimab as monotherapy in adult patients with moderate-to-severe AD who are candidates for systemic therapy. The study has 5 treatment arms (4 active treatment arms and 1 placebo arm) evaluating eblasakimab administered as subcutaneous injections at three dose levels and two dosing frequencies (every 2 weeks – q2w, or every 4 weeks – q4w) after 2 or 3 loading doses:

The study is expected to enroll approximately 300 adult patients across over 100 sites in the United States, Europe and Asia and will consist of a 16-week treatment period and 12-week safety follow-up period. The primary efficacy endpoint is percentage change in EASI score from baseline to Week 16. Other key secondary endpoints at Week 16 include proportion of patients achieving EASI score reductions of 50% (EASI 50) or 75% (EASI 75), IGA of clear or almost clear (IGA 0/1 response on 5-point scale), and reductions in P-NRS, and various patient reported outcomes including POEM, as well as safety and tolerability. The topline data readout is expected to be in the first half of 2023.

Fraudostat (ASLAN003)

Farudodstat is an orally active, potent inhibitor of DHODH which was designed to address the limitations of first generation DHODH inhibitors in inflammatory autoimmune diseases. Teriflunomide and leflunomide, which is a prodrug of teriflunomide, are first generation DHODH inhibitors, approved in the United States, Europe and Asia for the treatment of rheumatoid arthritis and multiple sclerosis, respectively. These molecules are less potent inhibitors of DHODH as compared to farudodstat and are sufficient to slow the proliferation of inflammatory cells and therefore adequate in chronic inflammatory disorders.

However, these molecules are known to have off-target activities, extremely long wash-out period and have black-box warnings for hepatotoxicity and reproductive toxicity, requiring close patient monitoring or restricting use altogether. In contrast, farudodstat is structurally distinct from and up to two orders of magnitude more potent at inhibiting DHODH than leflunomide and teriflunomide and has a half-life of 18 hours with no accumulation, allowing for rapid clearance on cessation of treatment.

We licensed farudodstat from Almirall in 2012 after Almirall’s completion of a Phase 1 single ascending dose clinical trial, in which the drug was well-tolerated in healthy volunteers. We then conducted two additional Phase 1 clinical trials, exploring multiple ascending doses and fed/fasted comparison in healthy volunteers. These trials demonstrated that the drug was well-tolerated and had the potential for once daily dosing. We subsequently explored the activity of farudodstat in AML, by conducting a small Phase 2 study, which showed some signs of activity in patients with AML and demonstrated that farudodstat was well-tolerated in this population.

We plan to investigate farudodstat in a Phase 2 clinical study for the treatment Inflammatory Bowel Disease (IBD) with the study expected to initiate in the first half of 2022. We also plan to test farudodstat in autoimmune skin diseases, such as alopecia areata and vitiligo.

Mechanism of Action

Rapidly proliferating cells require increased levels of adenosine triphosphate (ATP) and pyrimidines for growth and replication. Farudodstat is an inhibitor of DHODH, which is the enzyme controlling the conversion of dihydroorotate (DHO) to orotate, the rate limiting step in the de novo synthesis of uridine monophosphate (UMP) which is a pyrimidine precursor. Pyrimidines are nucleotides and are essential building blocks for the production of deoxyribonucleic acid (DNA) and ribonucleic acid (RNA) in mammalian cells. DHODH is located in the mitochondria and during manufacture of nucleotides it also contributes to the production of ATP. Inhibition of DHODH depletes the intracellular pool of pyrimidines and contributes to lower levels of ATP, which inhibits the cell’s ability to replicate. Importantly, normally functioning, non-proliferating cells can utilize salvage pathways to obtain ATP and pyrimidines, so the effects of DHODH inhibition are expected to selectively affect only the types of rapidly proliferating cells implicated in disease.

This broad mechanism may have utility in several distinct therapeutic areas. In T-cell mediated inflammatory autoimmune diseases such as rheumatoid arthritis and multiple sclerosis, inhibition of DHODH to arrest the proliferation of autoreactive lymphocytes is a well-established treatment strategy.

Advantages

We believe that farudodstat has the potential to be a best-in-class DHODH inhibitor in autoimmune disease due to the following competitive advantages:

•

Potent inhibition of DHODH. The binding affinity of farudodstat to DHODH is up to two orders of magnitude stronger than first generation DHODH inhibitors, such as leflunomide and teriflunomide, and other clinical stage compounds.

•

Addresses the toxicities associated with first generation inhibitors. Existing DHODH inhibitors, such as leflunomide and teriflunomide, are associated with significant off-target toxicities and carry black box warnings for hepatotoxicity and reproductive toxicity. Farudodstat has been found to be well tolerated in Phase 1 and Phase 2 studies. In work undertaken by Liverpool University, a world leading center for hepatotoxicity, scientists evaluated the hepatotoxic potential of a panel of six DHODH inhibitors in two hepatic in vitro models. In one model, farudodstat was shown to be the least toxic compound tested despite being one of the most potent DHODH inhibitors, while teriflunomide and leflunomide were equally the most toxic compounds tested.

•

Highly favorable pharmacokinetic (PK) profile. Both leflunomide and teriflunomide take between three and four weeks to build to therapeutic levels and two years to clear completely after dosing is stopped. In contrast, farudodstat reaches full exposure in 24 hours with a half-life of 18 hours allowing rapid clearance following cessation of treatment. Farudodstat shows a linear, dose-proportional PK profile and allows for once-daily, oral dosing which is important in ensuring patient compliance.

Market Opportunity

The autoimmune diseases market is large and continues to grow, with indications such as psoriasis and inflammatory bowel disease (IBD) affecting as many as 2% and 1% of the United States population, respectively. In 2017 the global autoimmune disease therapeutics market was valued at $110 billion and is forecast to reach $153 billion by 2025. Many diseases have similar or related underlying pathogenesis, and some have few or no effective pharmaceutical treatment options.

IBD is characterized by chronic inflammation of the gastrointestinal tract and comprises of two conditions: ulcerative colitis (UC) and crohn’s disease (CD), with over 6.8 million patients estimated to be living with IBD worldwide. IBD patients experience varying levels of gastrointestinal symptoms with potential long-term serious complications in the intestines. Treatment of mild to moderate disease relies on oral corticosteroids and with few safe, effective long term treatment options. Biologics against inflammatory mediators including TNF and IL-23 are used in treatment of moderate-to-severe patients. The UC market is expected to be $9.5 billion in 2029 while the CD market is expected to be $19.9 billion in 2029.

Autoimmune diseases of the skin include multiple indications such as psoriasis, alopecia areata, vitiligo and pemphigus. Patient symptoms vary based on the specific conditions but can include skin lesions, blisters, plaque and skin scarring. Current treatments are limited to systemic corticosteroids and immunosuppressive treatments with limited safe and effective long term treatment options.

The broad immunomodulatory and anti-inflammatory properties of farudodstat may have utility in several different diseases and may offer a safe and convenient treatment option for patients with these diseases. Other than the first generation DHODH inhibitors, leflunomide and teriflunomide, approved in rheumatoid arthritis and multiple sclerosis respectively, there are no DHODH inhibitors approved for the treatment of autoimmune disease, presenting a compelling opportunity for farudodstat.

Preclinical and Clinical Development

We assessed the potency of farudodstat using three standard assays: cell free, human primary cell, and human whole blood. The table below shows that farudodstat is more potent than teriflunomide. The IC50 value is the concentration of the drug required to produce 50% inhibition of response in the assay.

Study	Farudodstat IC50 (µM)	Teriflunomide IC50 (µM)
Enzymatic DHODH inhibition	0.035	1.1
Human PBMC proliferation inhibition	1.4	46
IFNγ inhibition in human whole blood	2.5	259

In response to the black box warnings for hepatotoxicity associated with the first generation DHODH inhibitors leflunomide and teriflunomide, in vitro studies were conducted to further investigate the hepatotoxicity of several DHODH inhibitors. The study demonstrated that farudodstat has the lowest potential for hepatotoxicity out of 6 approved and clinical stage DHODH inhibitors.

Concentration (µM IC50) required to induce mitochondrial toxicity in HepaRG cells at 24 hours

Jones et al (2021) Toxicology in Vitro 72:105096

In established animal models of multiple sclerosis (Experimental Autoimmune Encephalomyelitis - EAE) and rheumatoid arthritis (Adjuvent-Induced Arthritis - AIA) farudodstat has dose-proportional activity.

Our Phase 1 single and multiple ascending dose clinical trials of farudodstat, which were conducted with 95 healthy subjects, demonstrated dose proportional pharmacokinetics and no accumulation in the body. After a single 100 mg oral dose of farudodstat, the plasma levels of the drug in Caucasians and Asians were highly similar and demonstrated stable drug levels in plasma at multiple doses. Farudodstat also reached steady state after the second day of dosing and did not accumulate in the body.

Farudodstat Pharmacokinetic Profile

We predict the exposure of farudodstat to result in approximately 90% inhibition of DHODH, with 400mg taken once daily, in comparison to the maximum dose of teriflunomide, which leads to only 30% inhibition, as shown in the graph below:

DHODH Binding with Farudodstat Compared to Teriflunomide

Discovery Pipeline

Joint Venture to Develop Novel Pre-clinical AhR Antagonists

In September 2019, we announced that we had established a new joint venture with Bukwang to develop preclinical aryl hydrocarbon receptor (AhR) antagonists from our early stage pipeline. The joint venture, JAGUAHR Therapeutics Pte. Ltd. (JAGUAHR), will focus on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway.

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

Pursuant to the terms of the agreement establishing the joint venture agreement (JV Agreement), we transferred the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborators, into JAGUAHR. Bukwang invested a total of $5.0 million in JAGUAHR in two tranches to fund lead optimization and candidate selection. Until the IND application is filed, we retain the rights to buy back the assets related to AhR technology at a price equal to three times the amount invested by Bukwang.

At inception we owned a controlling stake 55% of the JAGUAHR entity. The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019 and the second tranche of $2.5 million was received on April 28, 2021. In consideration for such payment, our shareholding of JAGUAHR was diluted to 35% from 55%.

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

Eblasakimab

•	We are not aware of any other drugs targeting IL-13Rα1 and we believe our intellectual property which includes our licensing agreement with CSL would preclude such development.
•	Dupilumab from Sanofi S.A. and Regeneron Pharmaceuticals, Inc. is approved to treat moderate-to-severe atopic dermatitis, moderate-to-severe asthma and chronic rhinosinusitis with nasal polyposis.
•	Tralokinumab from Leo Pharma A/S is approved to treat moderate-to-severe atopic dermatitis.
•

In addition to the biologics in the market, there are two newly approved JAK inhibitor drugs targeting the AD space. Abrocitinib from Pfizer Inc. and upadacitinib from AbbVie Inc are both approved for the treatment of adults living with refractory, moderate-to-severe AD, whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies is inadvisable.

•

Lebrikizumab targets the IL-13 ligand and being developed by Dermira, Inc./Eli Lilly. Lebrikizumab recently completed Phase 3 clinical trials in atopic dermatitis and is expected to release data from the studies in the first half of 2022.

Farudodstat

•	Teriflunomide and leflunomide from Sanofi S.A. are DHODH inhibitors approved for the treatment of multiple sclerosis and rheumatoid arthritis respectively.
•	Vidofludimus (Immunic, Inc), PTC299 (PTC Therapeutics, Inc), and PP-001 (Panoptes Pharma Ges.m.b.H./EyeGate Pharmaceuticals, Inc.) are DHODH inhibitors. Vidofludimus is currently being developed in multiple sclerosis and ulcerative colitis. PP-001 is in development for uveitis and dry eye. PTC299 is in clinical development for haematological cancer.
•

Early treatment of IBD is dominated by generic mesalamine and oral corticosteroids, supplemented with the use of generic immunosuppressants (eg. azathioprine, methotrexate). In more severe disease anti-TNFα biologics, notably adalimumab and infliximab, and their many biosimilars are now widely used. Other biologics which target the Integrin Alpha-4 beta-1/LPAM (eg. vedolizumab, natalizumab) and IL-12/IL-23 (ustekinumab) are also approved and several other biological drugs with the same or different mechanisms are in clinical development. However, more direct competition is likely to come from emerging oral treatments which target JAK/STAT and S1P, and drugs in advanced clinical development include filgotinib (Gilead Sciences, Inc), ozanimod (Bristol Myers Squibb Company), upadacitinib (AbbVie Inc.), and amiselimod (Mitsubishi Tanabe Pharma Corporation).

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

All facilities and techniques used in the manufacture of products for clinical use or for sale in China must be operated in conformity with good manufacturing practice guidelines as established by the National Medicinal Products Administration (NMPA). Failure to comply with applicable requirements could result in the termination of manufacturing and significant fines.

License and Collaboration Agreements

License Agreement with CSL

On May 12, 2014, we entered into a license agreement with CSL, which was subsequently amended and restated on May 31, 2019, pursuant to which we obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. Our development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, we are generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialize eblasakimab products, either by ourselves or through sublicensees. We are currently conducting a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis. In consideration of the rights granted to us under the amended agreement, we will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. We will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. We are also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to our exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to us under the amended agreement. As of December 31, 2021, the aforementioned milestones have not been met.

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

In addition to certain other customary termination bases, either party may terminate the amended agreement (i) in the event of the other party’s material breach of the agreement that remains uncured for a specified period of time, (ii) under certain circumstances related to the safety of eblasakimab or (iii) if the other party becomes insolvent. In addition, we may terminate the agreement under certain circumstances related to the development and commercialization of eblasakimab.

If the agreement is terminated in certain circumstances and CSL subsequently commercializes eblasakimab products or grants third-party rights to commercialize eblasakimab products, then CSL will pay us royalties on the net sales of eblasakimab products or share a low double digit percentage of license revenue with us (whichever is applicable). To the extent that CSL is required to pay us royalties following the termination of the agreement, such royalties will range from a mid-single digit percentage to mid-double digit percentage of net sales of eblasakimab products, depending on the cause of termination and the stage of development of the eblasakimab products at the time of termination.

Development and License Agreement with Almirall

On May 16, 2012, we entered into a development and license agreement with Almirall, pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property controlled by Almirall to a DHODH inhibitor, LAS186323, which we refer to as farudodstat. The licensed field covered by this agreement was limited to the treatment or prevention of rheumatoid arthritis, excluding any topical formulation.

On December 21, 2015, we entered into an amended development and license agreement with Almirall which replaced the previous agreement, further amended by an amendment agreement entered into on March 16, 2018. Under the agreement as so amended, we obtained from Almirall an expanded exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome (collectively, the KHD/NMSC products). We generally have the right to sublicense our rights under the agreement. If Almirall wishes to use a third party to develop KHD/NMSC products, we have a right of first negotiation to obtain a license from Almirall to carry out those developments.

Under the amended agreement, we are generally obligated to use commercially reasonable efforts to develop farudodstat products in accordance with the development plan, and to commercialize farudodstat products, either by ourselves or through sublicensees. We agreed not to develop or commercialize any competing product that has the same mechanism of action as farudodstat while the intellectual property licensed from Almirall remains in force or for ten years after the launch of farudodstat products on a country-by-country basis, whichever is longer. In addition, we granted to Almirall the right to use certain developed know-how for Almirall’s internal and commercial programs for KHD/NMSC products, and Almirall granted us the right to use certain know-how developed by or on behalf of Almirall in the course of its programs for KHD/NMSC products in the field licensed to ASLAN.

In consideration of the rights granted to us under the amended agreement, we will be required to pay an aggregate of up to $30 million if certain development milestones are achieved and an aggregate of up to $50 million if certain regulatory milestones are achieved, in each case across different indications. If we commercialize any farudodstat products, we will be required to pay Almirall tiered royalties in the mid single-digit range on net sales of farudodstat products, subject to adjustments in certain circumstances. In the event we sublicense any of our rights under the agreement relating to the farudodstat technology, we will be obligated to pay Almirall 10% of sublicensee income we may receive under such sublicenses.

Unless earlier terminated, the amended agreement continues indefinitely. Either party may terminate the agreement (i) in the event of the other party’s material breach of the agreement that remains uncured for a specified period of time, (ii) if significant safety issues arise which make development or commercialization of the product unlawful or in violation of standard industry practices, (iii) if the other party becomes insolvent or (iv) if the continuation of the agreement is no longer commercially viable, as proven by us based on supporting objective data reasonably acceptable to Almirall and us. Almirall may terminate the agreement (i) if we fail to provide evidence of having used commercially reasonable efforts to pursue development or commercialization, (ii) if we challenge or assist third parties in challenging any intellectual property rights licensed from Almirall under the amended agreement, (iii) if there is a general withdrawal or recall of farudodstat products from any country, on a product-by-product and/or country-by-country basis or (iv) upon a change of control of ASLAN if such change of control could reasonably be expected to lead to an impairment to Almirall, subject to certain conditions. Under the agreement, an impairment in connection with a change of control will only be deemed to occur if Almirall can demonstrate that (i) a competitor of Almirall will control us, (ii) the commercial value of farudodstat products may be damaged, (iii) the commercial value of Almirall’s KHD/NMSC products may be adversely affected, (iv) Almirall’s reputation or the reputation of any of Almirall’s products or compounds in the marketplace may be damaged and/or (v) the party that will control us lacks the resources to maximize commercial sales of farudodstat products.

Collaboration and License Agreement with Kyungnam Biopharma

License of Farudodstat for South Korea

On March 11, 2019, we entered into a collaboration and license agreement with Kyungnam Biopharma (previously known as BioGenetics), pursuant to which we granted Kyungnam Biopharma the exclusive right under certain of our intellectual property and intellectual property that we have licensed from Almirall, to commercialize, and if agreed, manufacture, farudodstat for the treatment of all indications in South Korea, excluding topically administered products for the treatment of keratinocyte hyperproliferative disorders and certain non-melanoma skin cancers. Under the agreement, Kyungnam Biopharma will be responsible for obtaining initial and all subsequent regulatory approvals of farudodstat in South Korea, and we are obligated to use commercially reasonable efforts to provide information and cooperation as needed for these regulatory approvals. We may provide clinical drug supplies to Kyungnam Biopharma required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

In consideration of the rights granted to Kyungnam Biopharma under the agreement, we received an upfront payment of $1.0 million from Kyungnam Biopharma and are eligible to receive up to $8.0 million in certain one-time sales and development milestones, the thresholds for payment of such sales milestones being the aggregate of sales of our asset varlitinib (ASLAN001) under a collaboration and license agreement with Kyungnam Biopharma entered into on February 27, 2019 and sales of farudodstat products. We are also eligible to receive tiered double-digit royalties on the aggregate net sales of farudodstat products, ranging from a percentage in the mid-teens up to a percentage within the mid-twenties. Kyungnam Biopharma is obligated to pay such royalties on a product-by-product basis until the expiration of the license period described below. Kyungnam Biopharma agreed to contribute a low single-digit percentage of certain clinical trial costs we incur in the clinical development of farudodstat products for the treatment of acute myeloid leukemia.

Under the agreement, we reserve the right to revoke the rights granted to Kyungnam Biopharma under this agreement at any time until the date of a certain regulatory milestone. If we exercise our right to revoke the rights granted to Kyungnam Biopharma, we will be obligated to pay Kyungnam Biopharma a sum of (i) a low single-digit multiple of certain sums paid by Kyungnam Biopharma under this license agreement and, if we have agreed upon an international licensing deal for farudodstat, (ii) a low single-digit percentage of the upfront payment, royalties and sales milestones received by us in any such deal.

During the license period and for one year thereafter, neither Kyungnam Biopharma, nor any of its affiliates, will participate in or fund, directly or indirectly, the development, manufacture or commercialization of a product which competes with farudodstat. The license period commences on the effective date of the agreement and, unless terminated earlier pursuant to the terms of the agreement, expires on the tenth anniversary of first commercial sale, subject to an automatic renewal for a further year, which may be cancelled upon either party’s notice. Either party may terminate the agreement in the event of an uncured material breach by, or insolvency of, the other party, or in the event of a material safety risk associated with the product. On any termination of the agreement, the license granted to Kyungnam Biopharma will terminate, subject to certain transitional provisions.

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

Eblasakimab

On May 12, 2014, we entered into a license agreement with CSL, which was subsequently amended and restated on May 31, 2019, pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property owned or controlled by CSL related to CSL’s anti-IL13 receptor monoclonal antibody, CSL334, which we refer to as eblasakimab, and antigen binding fragments thereof, to develop, manufacture for clinical trials and commercialize eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. Our development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

With respect to eblasakimab, we exclusively licensed from CSL a family of patents which includes species (specific sequence) composition of matter patents, derived from WO2008/060813, filed October 19, 2007.

As of January 25, 2022, this family of patents included five issued patents in the United States and issued patents in a number of foreign countries and jurisdictions, including Australia, Canada, China, Europe, Hong Kong, India, and Japan. The scope of the claims may differ in the various countries. The issued patents in this family are expected to expire in October 2027, subject to the payment of renewal fees, excluding any additional term for patent term adjustments or patent term extensions.

Owned by Us

We are co-applicants together with CSL on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2020/197502 filed March 26, 2020 relates to use of eblasakimab in a dosing regimen. As of January 24, 2022, this family of patents includes patent applications filed in Australia, Canada, China, Europe, Israel, Japan, South Korea, Singapore and the United States. The normal expiry of patents granted under this application is 2040, subject to the payment of renewal fees.

•

A derivative of WO2020/197502 filed in the United States only on February 26, 2021, relates to a formulation of eblasakimab. As of January 24, 2022, this application is currently being examined in the USPTO. The normal expiry of this patent is 2041, subject to the payment of renewal fees.

These cases are at an early stage and it is unclear what claims may be granted, if any.

Pursuant to the amended and restated license agreement with CSL entered into on May 31, 2019, any patents on intellectual property newly developed prior to the completion of the SAD study are to be in the joint names of ASLAN and CSL. All patents on intellectual property newly developed after the completion of the SAD study are to be in the sole name of ASLAN.

There are two unpublished Singaporean priority patent applications, filed in March 2021, in the sole name of ASLAN, relating to use of eblasakimab in treatment. If progressed and granted, these cases will have a normal expiry of 2042, subject to the payment of renewal fees. These cases are at an early stage and it is not clear what claims may be granted, if any.

In addition, unpublished Singaporean priority patent applications were filed in October 2021 relating to formulations of eblasakimab. The deadline for completing these cases is October 29, 2022. If progressed and granted, these cases will have a normal expiry of 2042, subject to the payment of renewal fees. These cases are at an early stage and it is not clear what claims may be granted, if any.

Two further Singaporean priority patent applications, relating to methods of treatment using eblasakimab, were filed September 27, 2021 and January 24, 2022. The deadline for completing these cases is September 27, 2022 and January 24, 2023, respectively. If progressed and granted, these cases will have a normal expiry of 2042 and 2043, subject to the payment of renewal fees. These cases are at an early stage and it is not clear what claims may be granted, if any.

Farudodstat

Licensed from Almirall

On May 16, 2012, we entered into a development and license agreement with Almirall, pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property controlled by Almirall to a DHODH inhibitor, LAS186323, which we refer to as farudodstat. On December 21, 2015, we entered into an amended development and license agreement with Almirall which replaced the previous agreement. This was further amended by an amendment agreement entered into on March 16, 2018. Under the amended agreement as so amended, we obtained from Almirall an expanded exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases with primary focus on oncology diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome.

The basic compound protection for farudodstat is provided by the composition of matter family of patents derived from WO2008/077639 filed December 21, 2007. As of January 24, 2022, this family of patents included patents issued in Argentina, Australia, Bolivia, Canada, China, Chile, Columbia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Nigeria, Norway, Peru, Philippines, Russia, Singapore, South Africa, South Korea, Taiwan, Ukraine, Uruguay, the United States (two patents) and Vietnam, and an allowed patent application in Ecuador. In addition, as of January 24, 2022, this family of patents included patent applications filed in Brazil, Egypt, Pakistan, Thailand, and Venezuela. The scope of the claims may differ in different countries. The normal expiration of this family of patents is December 2027, subject to the payment of renewal fees.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•

WO2018/160138 filed March 1, 2018 relates to use of farudodstat in treatment of hematological cancers. As of January 24, 2022, this family of patents includes patent applications filed in China, Europe, Japan, and the United States (2 applications). The normal expiration of this family of patents is Mar 2038, subject to the payment of renewal fees.

We also own two unpublished PCT applications filed in August 2021 and October 2021 relating to the use of farudodstat in treatment. As of January 24, 2022, these two cases are currently being processed under the Patent Cooperation Treaty. If progressed and granted, these cases will have a normal expiry of August 2041 and October 2041, subject to payment of renewal fees.

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

Trademarks and Domain Names

We conduct our business using the trademark “ASLAN,” “ASLAN PHARMACEUTICALS” and our lion logo, as well as domain names incorporating either or both of these trademarks. “ASLAN” is the subject of pending trademark applications in USA, EU, UK, China, Japan, Singapore and Mexico. “ASLAN PHARMACEUTICALS” and our lion logo has been registered in Singapore. We have a portfolio of 16 domain names, which includes: aslanpharma.com, aslanpharma.com.sg, aslanpharma.com.tw, aslanpharma.asia, aslanpharma.org, and aslanpharma.biz.

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

U.S. Government Regulation of Drug and Biologic Products

In the United States, the U.S. FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FFDCA) and biologics such as eblasakimab additionally under the Public Health Service Act, as well as the implementing regulations for these laws. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the U.S. FDA’s refusal to approve pending New Drug Applications (NDAs) or Biologics License Applications (BLAs), withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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

In addition, the Drug Supply Chain Security Act imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing.

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

•

The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members.;

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

There have been executive, judicial and Congressional challenges to certain aspects of the PPACA. For example, former President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Further, Congress considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (Tax Act) includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018 (BBA) among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the PPACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare measures of the Biden administration will impact the PPACA.

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

This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2031 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule and guidance in September 2020, implementing a portion of the importation executive order providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

*Our shareholding in JAGUAHR Therapeutics Pte. Ltd in April 2021 was diluted from 55% to 35% as a result of which, we no longer hold a majority controlling interest. JAGUAHR Therapeutics Pte. Ltd. is now the investment in associate of ASLAN Pharmaceuticals Pte. Ltd.

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

Our portfolio is led by eblasakimab, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. Eblasakimab has the potential to be a best-in-disease for atopic dermatitis and asthma. We are currently conducting a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis. Our previous trial results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report top-line data from this trial in the first half of 2023. We are also developing farudodstat, an orally active, potent inhibitor of human DHODH that has the potential to be a best-in-class therapy in autoimmune disease.

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

On October 9, 2020, we entered into an Open Market Sale AgreementSM (the Sale Agreement), with Jefferies LLC, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal. From October 9, 2020 through February 19, 2021, we sold 44,314,860 ordinary shares (representing 8,862,972 ADSs) for net proceeds of $21.5 million, of which 19,720,500 ordinary shares (representing 3,944,100 ADSs) were sold from October 9, 2020 through December 31, 2020 for net proceeds of $7.4 million and 24,594,360 ordinary shares (representing 4,918,872 ADSs) were sold during the year ended December 31, 2021 for net proceeds of $14.1 million. In February 2021, we sold 25,568,180 ordinary shares (the equivalent of 5,113,636 ADSs) in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement we entered into with the purchasers in the private placement (the Securities Purchase Agreement). In March 2021, we sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses.

We recorded $3.0 million of revenue for the year ended December 31, 2019, which was related to out-licensing activities. We did not generate revenue for the year ended December 31, 2020 and 2021. To date we have outsourced our manufacturing and clinical operations to third parties. We do not intend to operate our own clinical trials or build or acquire infrastructure for manufacturing our drugs for clinical or commercial supply. All of our clinical supplies are manufactured in accordance with cGMP using high quality contract manufacturing organizations based in the United States, Europe and Asia.

As of December 31, 2021, we had cash and cash equivalents of $90.2 million. We have never been profitable and have incurred significant net losses in each period since our inception. Our consolidated net loss attributable to ordinary shareholders for the years ended December 31, 2019, 2020 and 2021 was $47.0 million, $16.2 million and $31.3 million, respectively. As of December 31, 2021, we had an accumulated deficit of $227.0 million. Our primary use of cash is to fund research and development costs. Our operating activities used $25.8 million, $15.1 million and $34.0 million of cash flows during the years ended December 31, 2019, 2020 and 2021, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

We expect expenses to be incurred in connection with our ongoing activities as we:

•	Continue to invest in the clinical development of our product candidates, including in connection with the following planned and ongoing clinical trials:

oEblasakimab Phase 2 clinical trials in atopic dermatitis; and

oAny additional clinical trials that we may conduct for product candidates;

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

Out-licensing Agreements

To date, we have out-licensing agreements with Kyungnam Biopharma (previously known as BioGenetics).

BioGenetics – License of varlitinib for South Korea

On February 27, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right to commercialize, and if agreed, manufacture, varlitinib for the treatment of all indications in South Korea. In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $2 million as revenue from BioGenetics and are eligible to receive up to $11 million in sales and development milestones where the thresholds for payment of such sales milestones depend on the aggregate of net sales of varlitinib and farudodstat products under our agreements with BioGenetics. We are also eligible to receive tiered double-digit royalties on net sales up to a percentage within the mid-twenties. BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

BioGenetics – License of farudodstat for South Korea

On March 11, 2019, we entered into a collaboration and license agreement with BioGenetics, pursuant to which we granted BioGenetics the exclusive right to commercialize, and if agreed, manufacture, farudodstat for the treatment of all indications in South Korea, excluding topically administered products for the treatment of keratinocyte hyperproliferative disorders and certain non-melanoma skin cancers. In consideration of the rights granted to BioGenetics under the agreement, we received an upfront payment of $1 million as revenue from BioGenetics and are eligible to receive up to $8 million in sales and development milestones, the thresholds for payment of such sales milestones being the aggregate of sales of varlitinib under the license summarized above and sales of farudodstat products. We are also eligible to receive tiered double-digit royalties on net sales up to a percentage within the mid-twenties. BioGenetics agreed to contribute to the global R&D costs incurred by ASLAN in the clinical development of farudodstat in acute myeloid leukemia. BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of farudodstat in South Korea. We may provide clinical drug supplies to BioGenetics required for regulatory filings and for commercialization of products, pursuant to a separate manufacturing and supply agreement to be agreed between the parties.

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

In-licensing Agreements

We are required to make milestone payments upon the achievement of certain development, regulatory and commercial milestones and royalties based on the net sales of the licensed products and therefore, we expect our results of operations will continue to be affected by these agreements. In 2016, we made a payment of less than $0.1 million to Exploit Technologies Pte Ltd to acquire their license that was capitalized as intangible assets. In 2018, we paid an aggregate of $23.0 million to Array Biopharma Inc. to acquire an exclusive, worldwide license to develop, manufacture and commercialize varlitinib, which was capitalized as intangible assets. In June 2018, we paid $0.5 million to CSL Limited upon the filing of our clinical trial authorization submission with the Singapore Health Sciences Authority, as required under the terms of our license agreement with CSL Limited. In December 2019, we paid Almirall S.A the sum of $82,259, being 10% of the amount received from BioGenetics in respect of the out-licence of farudodstat to BioGenetics dated March 11, 2019, as required under the terms of our license agreement with Almirall S.A. For the years ended December 31, 2020 and 2021, we did not make any other payments related to the in-license agreements. See “Item 4.B. Information on the Company – Business overview—License and Collaboration Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

Key Components of Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales until our product candidates receive regulatory approval. For the year ended December 31, 2019, revenues consisted primarily of upfront payments received under out-licensing arrangements, as described above. We did not generate revenue for the years ended December 31, 2020 and 2021.

Cost of Revenue

We did not recognize costs of revenue for the years ended December 31, 2020 and 2021. For the year ended December 31, 2019, under the in-licensing agreement to develop farudodstat with Almirall, Almirall is eligible to receive a payment of 10% of the proceeds from the out-licensing of farudodstat. The related cost of revenue in the amount of $82,259 payable to Almirall was recognized as operating costs accordingly. Additionally, we made a payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in cholangiocarcinoma (CCA) and recorded as operating costs in February 2019.

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

The table below summarizes our research and development expenses incurred by program for the periods presented:

	For the year ended
	2019	2020	2021
	(in thousands)
Direct research and development expense by product:
Varlitinib	$9,873	$1,964	$43
Farudodstat	760	798	2,105
Eblasakimab	3,078	3,650	15,539
JAGUAHR*	114	1,658	717
Other	20	346	738
Indirect research and development expense:
Employee benefit and travel expense	1,908	898	2,879
Other indirect research and development expense	834	—	—
Total research and development expense	$16,587	$9,314	$22,021

* On April 28, 2021, our shareholding of JAGUAHR was diluted to 35% from 55%, resulting in loss of control over the subsidiary; expenses for JAGUAHR are incurred up till the date of control loss.

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

Non-Operating Income and Expenses

Other Income

Other income is the ADS issuance contribution per our depository agreement and certain government grants. Other income of $0.9 million and $1.1 million were recognized for the years ended December 31, 2020 and 2021, respectively, due to the ADS issuance contribution, receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary as part of the conversion of ordinary shares to ADS due to the Taiwan delisting in 2020 and issuance of new ADS, and certain statutory government subsidies and grants. There was no other income for the year ended December 31, 2019.

Gain on dilution of subsidiary and recognition of associate

Gain on dilution of subsidiary and recognition of associate of $2.3 million represents the reclassification of the capital reserve of $1.4 million, being the initial reserve set up upon formation of the subsidiary, non-controlling interest derecognised of $0.03 million at the date of dilution and 35% of the fair value of net identifiable assets of JAGUAHR $0.9 million at the date of the dilution being recognised for the year ended December 31, 2021.

Other Gains and Losses, Net

Other gains and losses are primarily net gains and losses from realized and unrealized currency exchange differences, valuation on fair value changes of financial assets and liabilities at fair value through profit or loss incurred during the period. For the years ended December 31, 2019, 2020 and 2021, other gains and losses were $(0.3) million, ($0.1) million and $1.1 million, respectively.

Finance Costs

Finance costs are interest expenses primarily from the Singapore Economic Development Board (EDB) repayable grant, the CSL Facility, the Convertible Loan Facility, the October/November 2019 Loan Facility and the K2 HealthVentures Loan Facility. For the years ended December 31, 2019, 2020 and 2021, finance costs were $0.9 million, $1.2 million and $1.9 million, respectively.

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

	Year Ended December 31,
	2019	2020	2021
	(in thousands, other than shares or share data)
Net revenues	3,000	—	—
Cost of revenues	(407)	—	—
Operating expenses
General and administrative expenses	(8,512)	(7,169)	(11,825)
Research and development expenses	(16,587)	(9,314)	(22,021)
Total operating expenses	(25,099)	(16,483)	(33,846)
Impairment loss on intangible assets	(23,073)	—	—
Loss from operations	(45,579)	(16,483)	(33,846)
Non-operating income and expenses
Interest income	151	—	—
Other income	—	888	1,108
Gain on dilution of subsidiary and recognition of associate	—	—	2,308
Other gains and losses	(328)	(129)	1,106
Finance costs	(902)	(1,247)	(1,861)
Total non-operating income and expenses	(1,079)	(488)	2,661
Share in losses of associated company, accounted for using equity method	—	—	(405)
Loss before income tax	(46,658)	(16,971)	(31,590)
Income tax (expense)/benefits	(408)	—	—
Net loss for the year	(47,066)	(16,971)	(31,590)
Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(55)	(124)	—
Total comprehensive loss	(47,121)	(17,095)	(31,590)
Net loss attributable to:
Stockholders of the Company	(47,016)	(16,198)	(31,321)
Non-controlling interests	(50)	(773)	(269)
	(47,066)	(16,971)	(31,590)
Total comprehensive loss attributable to:
Stockholders of the Company	(47,071)	(16,322)	(31,321)
Non-controlling interests	(50)	(773)	(269)
	(47,121)	(17,095)	(31,590)
Weighted-Average ordinary shares used in calculating net loss per ordinary shares, basic	162,392,602	192,226,528	325,684,272
Weighted-Average ADS used in calculating net loss per ADS, basic	32,478,520	38,445,306	65,136,854
Net loss per ordinary share, basic and diluted	(0.29)	(0.08)	(0.10)
Net loss per equivalent ADS, basic and diluted	(1.45)	(0.40)	(0.48)
Each ADS represents five ordinary shares.

Comparison of the Years Ended December 31, 2020 and 2021

Revenue

We did not generate revenue for the years ended December 31, 2020 and 2021.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2020	%	2021	%
General and administrative expenses
Employee benefit and travel expenses	4,265	59%	6,761	57%
Professional fees	1,224	17%	1,591	13%
Offering costs	822	11%	2,294	19%
Rent relating to operating leases	111	2%	348	3%
Other costs	747	10%	831	7%
Total general and administrative expense	7,169	100%	11,825	100%

General and administrative expenses increased by $4.6 million from $7.2 million for the year ended December 31, 2020 to $11.8 million for the year ended December 31, 2021. The increase in general and administrative expenses was due to increase in headcount and employee benefit, option costs granted during the year, travel expenses and office administration costs. The increase in offering costs was primarily due to the follow-on issuance and offering of ADS in 2021 of $101.6 million ($7.6 million in 2020) which resulted in higher legal related fees.

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2020	%	2021	%
Research and development expenses
Preclinical and clinical development expenses	6,765	73%	9,093	41%
Manufacturing expenses	1,651	18%	10,049	46%
Employee benefit and travel expenses	898	9%	2,879	13%
Total research and development expenses	9,314	100%	22,021	100%

Research and development expenses increased by $12.7 million from $9.3 million for the year ended December 31, 2020 to $22.0 million for the year ended December 31, 2021. The increase in research and development expenses is driven primarily by preparations for the eblasakimab Phase 2b clinical trial.

Other Income

Other income for the years ended December 31, 2020 and 2021 was $0.9 million and $1.1 million, respectively. The increase was primarily due to the ADS issuance contribution increasing in 2021 due to various offering activities.

Other Gains and Losses, Net

Other net losses for the year ended December 31, 2020 were $0.1 million and other net gains for the year ended December 31, 2021 were $1.1 million. The increase of net gains was primarily the net foreign exchange gain; the settlement of prior year financial assets and liabilities and net gain on the fair value changes, which were due to the significant historical volatility comparing 2020 and 2021.

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2020 and 2021, net loss attributable to our stockholders was $16.2 million and $31.3 million, respectively. The increase in net losses was mostly driven by the increase of clinical development, expenses and manufacturing costs related to eblasakimab.

Comparison of the Years Ended December 31, 2019 and 2020

For the discussion covering the comparison between the years ended December 31, 2020 and 2019, please refer to “Item 5” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC.

B.	Liquidity and Capital Resources.

Since inception, we have invested most of our resources in the development of our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing support for our operations. To date we have funded our operations through public and private placements of equity securities, upfront and milestone payments received from our collaborators, funding from governmental bodies and interest income from banks. As of December 31, 2021, we raised aggregate gross proceeds of $280.6 million from private and public offerings, we had received aggregate gross upfront payments of $13.3 million from our collaborators and received an aggregate of $7.3 million in grants from government bodies. Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses attributed to the stockholders of the company of $47.0 million, $16.2 million and $31.3 million for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had an accumulated deficit of $195.7 million and $227.0 million, respectively. Our operating activities used $25.8 million, $15.1 million and $34.0 million of cash outflows during the years ended December 31, 2019, 2020 and 2021, respectively. In January 2022, we drew down the second tranche of the loan facility provided by K2HV and the full funds were received in February 2022.

As of December 31, 2021, we had cash and cash equivalents of $90.2 million. From October 9, 2020 through February 19, 2021, we sold 8,862,972 ADSs for net proceeds of $21.5 million under the Sale Agreement with Jefferies LLC through at-the-market offerings, of which net proceeds of $14.1 million was raised from January 1, 2021 through February 19, 2021. In February 2021, we sold 25,568,180 ordinary shares (an equivalent of 5,113,636 ADSs) in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement we entered into with the purchasers under the Securities Purchase Agreement. In March 2021, we sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses. On July 12, 2021, we entered into a Loan, Guaranty, and Security Agreement with K2 HealthVentures LLC (K2HV) which provides us for up to $45.0 million of loan facility. The first tranche of $20.0 million was closed and received in 2021. Total proceeds of approximately $117.0 million was raised for year ended December 31, 2021.

We have not achieved profitability since our inception and we expect to continue to incur net losses for the foreseeable future. Based on our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital requirements for at least the next twelve months from December 31, 2021.

We expect to fund our long-term anticipated operating and capital expenditure requirements through public and private offerings of our ADSs and ordinary shares.

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

K2HV Loan Facility

Loan Agreement

In July 2021, we entered into a Loan, Guaranty, and Security Agreement (Loan Agreement) with ASLAN Pharmaceuticals Pte. Ltd (ASLAN Singapore) as guarantor, the lenders from time to time party thereto, K2 HealthVentures LLC as administrative agent and Ankura Trust Company, LLC as collateral agent. The Loan Agreement provides for up to $45.0 million of delayed draw term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third traches in the aggregate amount of $10.0 million subject to our achievement of certain clinical milestones related to farudodstat and eblasakimab and (iii) an uncommitted fourth tranche of up to $15.0 million.

We borrowed the full $20.0 million first tranche of term loans at closing. We intend to use the proceeds of the term loans to advance the clinical development of farudodstat, as well as for general corporate purposes. In connection with entering into the Loan Agreement, we paid off our outstanding loans with CSL Finance Pty Ltd in the amount of $4.2 million.

On January 5, 2022, we drew down the second tranche of the loan facility provided by K2HV pursuant to the Loan Agreement. The second tranche milestone was completed, and the full funds were received on February 4, 2022. As a result of the drawdown of the second tranche of the loan facility, the number of ordinary shares exercisable under the K2 Warrant increased to 2.95% of $25 million, being the aggregate term loan advances at that date, divided by the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS), same as the first tranche terms.

The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus 5.00% and (ii) 8.25% per annum. The monthly payments are interest-only until August 1, 2023, which may be extended to August 1, 2024 upon our achievement of certain clinical milestones. Subsequent to the interest-only period, the term loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. We paid the lenders a one-time $255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, we are obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. We may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

Borrowings under the loan facility are secured with collateral over our cash and other personal property, with the exception of (i) our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in JAGUAHR. The Loan Agreement includes customary affirmative and negative covenants applicable to us and our subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, cash management, dividends and other distributions. In addition, the Loan Agreement also includes customary events of default, including, but not limited to, failure to pay interest, principal and fees or other amounts when due, material misrepresentations or misstatements, covenant defaults, certain cross defaults to other material indebtedness, certain judgment defaults and events of bankruptcy or insolvency. Upon the occurrence and continuance of an event of default, the lenders may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement and other loan documents.

K2 Warrant and Participation Rights

In connection with the closing of the Loan Agreement, we issued a warrant to purchase ordinary shares (K2 Warrant) to K2 HealthVentures Equity Trust LLC. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate outstanding principal amount of the term loans funded to us divided by (ii) the warrant price of $0.5257 per share (equivalent to $2.6285 per ADS) (subject to adjustment as provided therein). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. In addition, subject to compliance with applicable securities laws (including any holding period requirements), we are required to use commercially reasonable efforts to facilitate and take all other actions required to enable the deposit of any or all of the ordinary shares exercisable under the Warrant with our depositary for the issuance of American Depositary Shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The K2 Warrant also provides for automatic cashless exercise or assumption as a result of certain transactions involving a merger, acquisition or sale of the company, as set forth in the K2 Warrant.

The Loan Agreement also provides K2 HealthVentures Equity Trust LLC with the right to participate in an aggregate amount of up to $5.0 million in any offering of our American Depositary Shares, ordinary shares, common stock, convertible preferred stock or other equity securities (or certain other convertible instruments but excluding non-convertible debt securities), but excluding any at-the-market offerings or facilities, on the same terms, conditions and pricing afforded to others participating in such offering; provided that with respect to any public offering, we are required to use commercially reasonable efforts to provide K2 HealthVentures Equity Trust LLC with the opportunity to invest in each such offering if it is lawful to do so (or if the offering is an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, to use commercially reasonable efforts to cause the underwriters for such offering to offer K2 HealthVentures Equity Trust LLC an allocation of securities in such offering).

CSL Loan Facility

In connection with the license agreement with CSL Limited (CSL) related to eblasakimab, in May 2014 we entered into the CSL Facility with CSL Finance Pty Ltd (CSL Finance), pursuant to which CSL Finance agreed to provide a ten-year facility for $4.5 million. Borrowings under the CSL Facility were unsecured and were to be used to reimburse a portion of eligible invoices for certain research and development costs or expenses incurred by us in connection with developing eblasakimab and approved by CSL Finance at each drawdown period.

As part of the closing arrangements for the K2HV Facility, in July 2021 we repaid our outstanding indebtedness under the CSL Facility in the amount of $4.2 million of principal and accrued interest.

Convertible Loan Facility

On September 30, 2019, we entered into a convertible loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the Convertible Loan Facility). The Convertible Loan Facility had a two-year term with a 10% interest rate per annum. The Convertible Loan Facility was repaid on March 29, 2021.

October/November 2019 Loan Facility

On October 25, 2019, we entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019 we entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the October/November 2019 Loan Facility). The October/November 2019 Loan Facility had a two-year term with a 10% interest rate per annum. The October/November 2019 Loan Facility was repaid on March 22, 2021.

In connection with the October/November 2019 Loan Facility, we issued certain warrants (collectively referred to as the “Warrants”). In October 2019, we drew down on $1.95 million under the loan facility. In connection with this initial draw down, we issued Warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to the lenders. These Warrants entitled lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. In November 2019, we drew down on the remaining $0.3 million under the loan facility. In connection with the second draw down, we issued Warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender. These Warrants entitled the lender optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. The warrants expired on August 25, 2021 (the first anniversary of the delisting of our ordinary shares on TPEx). At the same time of the repayment, holders of Warrants amounting to $825,397 of the principal loan amount, exercised and purchased 2,045,355 ordinary shares (representing 409,071 ADSs) at an exercise price of $2.02 per ADS. No more warrants are outstanding under October/November 2019 Loan Facility.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
(In thousands)	2019	2020	2021
Net cash used in operating activities	(25,803)	(15,053)	(33,995)
Net cash generated from investing activities	5	1	(28)
Net cash generated from financing activities	19,092	7,173	109,867
Net (decrease) increase in cash and cash equivalents	(6,706)	(7,879)	75,844

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

Net cash used in operating activities was $15.1 million and $34.0 million for the years ended December 31, 2020 and 2021, respectively. The increase of net cash used in operating activities for 2021 was primarily due to an increase of $4.7 million related to general and administrative expenses, and an increase of $12.7 million related to research and development expenses from 2020 to 2021. These increases were mainly due to the completion of various financing activities to support the preparations for the eblasakimab Phase 2b clinical trials.

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

Net Cash Used in Investing Activities

Net cash provided by investing activities was $927 for the year ended December 31, 2020. Net cash used in investing activities was $28,155 for the year ended December 31, 2021. The decrease in cash in investing activities for 2021 was primarily due to purchases of property, plant and equipment for our headcount in the US.

Net cash provided by investing activities was $5,380 and $927 for the years ended December 31, 2019 and 2020, respectively. The decrease in cash used in investing activities for 2020 was primarily due to higher proceeds from disposal of property, plant and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $19.1 million, $7.2 million and $109.9 million for the years ended December 31, 2019, 2020 and 2021, respectively, which consisted primarily of net proceeds from our issuance of ADSs in our public follow-on offering in the United States for the year ended December 31, 2019, our issuance of ADSs from at-the-market offerings from the year 2020 to 2021 and loan from K2 HealthVentures LLC for the year ended December 31, 2021. Please refer to the section titled “Item 18. Financial Statements” for more financing information.

C.	Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4.B. Information on the Company – Business overview” and “Item 5.A. Operating Results” within this Annual Report.

D.	Trend Information.

See the section titled “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” within this Annual Report.

E.	Critical Accounting Estimates.

See the section titled “Item 18. Financial Statements, Note 5” within this Annual Report.

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

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 3, “Application of new standards, amended and revised standards and interpretations,” to our consolidated financial statements and related notes appearing elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 25, 2022.

Name	Age	Position(s)
Executive Officers:
Carl Firth, Ph.D.	49	Chief Executive Officer and Director
Alexandre Kaoukhov	48	Chief Medical Officer
Stephen Doyle	50	Chief Business Officer
Kiran Asarpota	44	Chief Operating Officer and Head of Finance
Ben Goodger	59	General Counsel

Non-Executive Directors:
Andrew Howden	63	Chairman
Robert E. Hoffman	57	Director
Neil Graham, M.D., M.P.H., M.B.B.S.	63	Director
Kathleen M. Metters, Ph.D.	65	Director

Executive Officers

Carl Firth, Ph.D. Dr. Firth founded our company in 2010 and served as Chairman of our board of directors from June 2014 to July 2019, as our Chief Executive Officer since January 2011 and as a director since July 2010. Prior to founding our company, Dr. Firth was Head of Asia Healthcare at Bank of America Merrill Lynch, supporting public and private financings of healthcare companies and advising on M&A transactions, from January 2008 to June 2010. Prior to joining the banking industry, Dr. Firth worked for AstraZeneca from October 1998 to December 2007 in various commercial and R&D roles, including Regional Business Development Director, Asia Pacific, and Director of New Product Development, China. Dr. Firth holds board positions at various biotechnology companies, including JAGUAHR Therapeutics and DotBio Pte. Ltd. Previously, Dr. Firth was an independent director of Hong Kong listed Uni-Bio Sciences, a leading Chinese biopharmaceutical company engaged in the research, development, production and commercialization of biopharmaceuticals for the Chinese healthcare market, where he served in such capacity from April 2014 to November 2017, and an independent director of A*ccelerate, the commercialisation arm of Singapore’s Agency for Science, Technology and Research (A*STAR), from January 2014 to March 2021. Dr. Firth is an Adjunct Professor at Duke-NUS Medical School, a position he has held since June 2014. He holds a Ph.D. in Molecular Biology from Cambridge University (Trinity College), an Executive M.B.A. from London Business School, and a B.A. in Molecular Biology from Cambridge University.

Alexandre Kaoukhov. M.D. has served as our Chief Medical Officer since March 2022. Prior to joining us, Dr. Kaoukhov served as the Senior Vice President, Head of Clinical Development at Bioniz Therapeutics, Inc., a private therapeutics company, from March 2021 to March 2022. Dr. Kaoukhov previously served as Head of Global Development at Almirall, S.A. (Almirall), a public pharmaceutical company listed on the Bolsa de Madrid stock market, from June 2018 to November 2020. Before Almirall, Dr. Kaoukhov spent seven years at Allergan, Inc, a public healthcare company, where he served as Head, Medical Dermatology from April 2014 to 2018 and as Senior Medical Director from 2011 to 2014. Dr. Kaoukhov has also held roles in the research departments of Novartis AG and Galderma S.A. Dr. Kaouhkov holds an M.D. from First Moscow State Medical University and trained in dermatology and conducted clinical research at Hôpital Saint-Louis, Paris.

Stephen Doyle. Mr. Doyle has served as our Chief Business Officer since January 2019 and previously served as our Vice President Commercial and Head of China from February 2018 to January 2019. Prior to joining us, Mr. Doyle was the Vice President and Head of Specialty Care for China at Boehringer Ingelheim GmbH, a global pharmaceutical company, from January 2014 to February 2018. Mr. Doyle also previously served as the Vice President of Oncology, Haematology and Transplantation Business Unit with Sanofi S.A. in Shanghai, a global pharmaceutical company, from October 2010 to October 2013, as Regional Commercial Director for Oncology for Asia Pacific, Russia and India with Sanofi-Aventis in Singapore, from 2007 to 2010, and as Director and Head of Scientific Communications, Global Marketing, Oncology Franchise with Sanofi-Aventis in Paris from 2005 to 2007. Mr. Doyle holds a B.S. in Pharmacy from The Robert Gordon University in the United Kingdom and an M.S. in Clinical Pharmacy from the University of Derby in the United Kingdom.

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

Non-Executive Directors

Andrew Howden. Mr. Howden has served as Chairman of our board of directors since July 2019 and as a member of our board of directors since April 2016. He currently serves as Executive Chairman of First Pharma P/L, an Australian pharmaceutical company, a position he has held since September 2016. He was previously Chairman of the True Origins Company P/L, an Australian company involved in the marketing of infant formula in China and Asia from 2016 to 2019. He previously served as the Chief Executive Officer of iNova Pharmaceuticals, an Asia Pacific pharmaceutical company developing and commercializing drugs across a range of therapeutic areas, from August 2008 to February 2015. Previously, he was the President of IMS Health, Asia Pacific, a provider of information, services and technology for the healthcare industry, from 2007 to 2008, Regional Vice President of Asia Pacific for AstraZeneca, a multinational pharmaceutical and biopharmaceutical company, from 2002 to 2006, and he has held senior executive roles at Quintiles Transnational Inc., a clinical research company, from 1998 to 2002. Mr. Howden has also previously served on the board of directors of over 20 companies within the pharmaceutical and healthcare industries. He received a B.Sc. from the University of New England (Australia), and an M.Com. from the University of New South Wales, Australia.

Robert E. Hoffman. Mr. Hoffman has served as a member of our board of directors since October 2018. Mr. Hoffman serves as a board member of the following other Nasdaq-listed companies: Kura Oncology, Inc., Kintara Therapeutics and Antibe Therapeutics, serving as chairman on one of the boards and as a financial expert on the other boards. In his most recent operating role, Mr. Hoffman is the President and Chief Executive Officer of Kintara Therapeutics, a Nasdaq listed Company. Prior to Kintara Therapeutics, Mr Hoffman served as a Chief Financial Officer of San Diego-based Heron Pharmaceuticals, a Nasdaq-listed commercial stage drug developer with a pipeline of acute pain therapeutics. From September 2016 to April 2017, Mr. Hoffman served as Executive Vice President and Chief Financial Officer of Innovus Pharmaceuticals, Inc., a public pharmaceutical company. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a public biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer and part of the founding management team of Arena Pharmaceuticals, Inc. (Arena), a public biopharmaceutical company. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman formerly served as a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, and MabVax Therapeutics Holdings, Inc., a biopharmaceutical company. Mr. Hoffman serves as an advisory committee member of the Financial Accounting Standards Board (FASB). Mr. Hoffman formerly served as a director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California.

Neil Graham. Dr. Graham has served as a member of our board of directors since February 2021. Dr. Graham has 30 years’ experience in global drug development and commercialization. Currently, Dr. Graham is Chief Medical Officer of Tiziana life sciences and Non-Executive Director of Pharmaxis. Previously, Dr. Graham served as VP of Strategic Program Direction, Immunology and Inflammation at Regeneron Pharmaceuticals, Inc., from 2010 to 2020. Dr. Graham also held roles as CMO at Trimeris Inc. and XTL Biopharmaceuticals and Director of HIV Medical Affairs at Glaxo Wellcome. Dr. Graham began his career as Associate Professor of Epidemiology and Medicine, Johns Hopkins Bloomberg School of Public Health MD, MPH, MBBS from the University of Adelaide.

Kathleen M. Metters. Dr. Metters has served as a member of our board of directors since March 2021. Dr. Metters has over 30 years’ experience in the discovery and development of novel therapies for treatment of serious diseases. She is currently working as an independent strategic advisor for New York-based Bridge Medicines and sits on several boards. From 2011 to 2014, Dr. Metters was President and CEO of

Lycera Corp., a biopharmaceutical company pioneering innovative approaches to oral medicines for treatment of autoimmune diseases and cancer. Under her leadership, Lycera developed a robust pipeline of proprietary and partnered immune modulator programs which led, in June 2015, to an exclusive global collaboration with Celgene Corporation. In 1988, Dr. Metters joined Merck Frosst Canada Inc., a wholly owned subsidiary of Merck & Co., Inc. During her early Merck career, her research focused on the arachidonic acid cascade which resulted in the development of SINGULAIR®, an oral therapy for asthma and allergic rhinitis. For her work on SINGULAIR®, she was one of the team who won the Prix Galien Canada 2000 for excellence in innovative research. In 2002, Dr. Metters was appointed vice president of Merck Frosst and in 2005, to senior vice president and head of worldwide basic research for Merck & Co. In this role, she had oversight of all research activities at major sites around the globe; across all therapeutic modalities and all therapeutic areas. Dr. Metters graduated with a B.S. in biochemistry from the University of Manchester Institute for Science and Technology, and a Ph.D. from Imperial College of Science and Technology in London. She completed post-doctoral training at the Centre National de la Recherche Scientifique in France and at the Clinical Research Institute of Montréal. During her time in Montréal Dr. Metters was an Adjunct Professor appointment in the Department of Pharmacology and Therapeutics at McGill University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Selection Arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our executive officers or directors was selected to such role with us.

B.	Compensation.

Compensation of Executive Officers and Directors

Incentive Compensation

For the year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our executive officers for services in all capacities was $5,041,979.

We did not set aside or accrue any amounts for pension, retirement or similar benefits to members of our board of directors or executive officers in the year ended December 31, 2019, 2020 and 2021.

We do not maintain any cash incentive or bonus programs. We maintain the Senior Management Team (SMT) Long Term Incentive Plans (LTIP), pursuant to which bonus entitlement unit awards were granted in 2017, 2018 and 2019. For more information on our LTIPs, see the discussion below under “—Compensation Plans—2017, 2018 and 2019 SMT LTIPs.” During the year ended December 31, 2021, we had no performance based compensation programs.

Executive Officer Compensation

Equity Awards

On December 10, 2020, our Board of Directors (Board) approved the 2020 Equity Incentive Plan (the 2020 EIP). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. For more information on our equity awards, see the discussion below under—“Option Grants.”

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

Option Grants

We have made grants of options to our employees pursuant to our 2014 Employee Share Option Scheme Plan (the 2014 Plan) and our 2017 Employee Share Option Plan (the 2017 Plan). Options granted pursuant to the 2014 Plan are either vested in full as of the date of grant or are 25% vested as of the date of grant, with the remaining 75% vesting in equal annual installments over the three years following the date of grant. Options granted pursuant to the 2017 Plan vest in full upon the two-year anniversary of the date of grant. On December 10, 2020, the Board approved the 2020 EIP. The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,394 ADSs). Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of our ADSs.

Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination. Options will be adjusted to account for any changes in capitalization or certain other corporate events and are not transferable (but may be exercised by the individual’s heirs in the case of death, to the extent vested at the time of death).

SMT LTIPs

During the year ended December 31, 2021, we had no performance based compensation programs.

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

2021 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our board of directors during the year ended December 31, 2021.

Name	Fees Earned in Cash	All Other Compensation	Total
Andrew Howden	$81,500	$—	$81,500
Robert E. Hoffman	$55,000	$—	$55,000
Neil Graham(1)	$40,272	$—	$40,272
Kathleen Metters(2)	$34,893	$—	$34,893
Damien Lim(3)	$—	$—	$—
Kelvin Sun(4)	$7,963	$—	$7,963

(1) Dr. Graham joined our Board in February 2021.

(2) Dr. Metters joined our Board in March 2021.

(3) Mr. Lim resigned from our Board in March 2021.

(4) Mr. Sun resigned from our Board in February 2021.

Grants of Share Options to Non-Executive Directors

The following table also summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our non-executive directors for service on our board of directors.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option	Number of Equivalent ADSs Underlying Stock Option	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Andrew Howden	December 15, 2020	375,000	75,000	$2.06	December 15, 2030
	January 1, 2022	187,500	37,500	$1.12	January 1, 2032
Robert E. Hoffman	December 15, 2020	375,000	75,000	$2.06	December 15, 2030
	January 1, 2022	187,500	37,500	$1.12	January 1, 2032
Neil Graham	February 22, 2021	375,000	75,000	$3.84	February 22, 2031
	January 1, 2022	187,500	37,500	$1.12	January 1, 2032
Kathleen M. Metters.	March 22, 2021	375,000	75,000	$4.12	March 22, 2031
	January 1, 2022	187,500	37,500	$1.12	January 1, 2032

Grants of Share Options to Executive Officers

During the year ended December 31, 2021, we did not grant any equity awards to our executive directors. The following table summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our executive officers.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option Scheme	Number of Equivalent ADSs Underlying Stock Option Scheme	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Carl Firth, Ph.D.	July 1, 2013	4,500	900	$2.00	July 1, 2023
	July 1, 2013	300,000	60,000	$3.40	July 1, 2023
	July 1, 2014	300,000	60,000	$3.40	July 1, 2024
	July 1, 2015	150,000	30,000	$3.40	July 1, 2025
	July 1, 2015	1,050,000	210,000	$4.70	July 1, 2025
	July 1, 2016	300,000	60,000	$5.65	July 1, 2026
	December 15, 2020	1,150,500	230,100	$2.06	December 15, 2020
	December 15, 2020	5,169,245	1,033,849	$2.06	December 15, 2030
	January 1, 2022	3,487,235	697,447	$1.12	January 1, 2032
Kiran Asarpota	July 1, 2013	60,000	12,000	$3.40	July 1, 2023
	July 1, 2014	60,000	12,000	$3.40	July 1, 2024
	July 1, 2015	40,000	8,000	$3.40	July 1, 2025
	July 1, 2015	40,000	8,000	$4.70	July 1, 2025
	July 1, 2016	120,000	24,000	$5.65	July 1, 2026
	December 15, 2020	180,000	36,000	$2.06	December 15, 2020
	December 15, 2020	2,481,235	496,247	$2.06	December 15, 2030
	January 1, 2022	1,046,170	209,234	$1.12	January 1, 2032
Ben Goodger	July 1, 2016	276,000	55,200	$5.65	July 1, 2026
	December 15, 2020	2,481,235	496,247	$2.06	December 15, 2030
	January 1, 2022	1,046,170	209,234	$1.12	January 1, 2032
Stephen Doyle	December 15, 2020	2,481,235	496,247	$2.06	December 15, 2030
	January 1, 2022	1,046,170	209,234	$1.12	January 1, 2032
Kenneth Kobayashi(1)	December 15, 2020	3,721,855	744,372	$2.06	December 15, 2030

(1) Dr. Kobayashi ceased serving as Chief Medical Officer in March 2022.

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

The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,394 ADSs, each representing five ordinary shares). No more than 62,030,922 ordinary shares (an equivalent of 12,406,184 ADSs) may be issued under the 2020 EIP upon the exercise of incentive stock options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.

In connection with the approval of the 2020 EIP, the Board determined that there will be no increase for January 1, 2021. The Board also determined that there will be an increase of 13,948,935 ordinary shares (an equivalent of 2,789,787 ADS), which is an amount equal to 4% of the total outstanding ordinary shares as of December 31, 2021, of which 8,875,745 ordinary shares (an equivalent of 1,775,149 ADS) were granted on January 1, 2022.

If an award under the 2020 EIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP.

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

Board Diversity

As a foreign private issuer with five or fewer board members, under the listing requirements and rules of the Nasdaq Global Market, we are required to have at least one board member who self-identifies as diverse. The listing requirements definition of diverse includes those who self-identify as female, as an underrepresented minority in our home country of Singapore and as a member of the LGBTQ+ community. The matrix below describes our board’s diversity statistics:

Board Diversity Matrix (As of March 25, 2022)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented in Home Country Jurisdiction	1
LGBTQ+	1
Did Not Disclose Demographic Background	0

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

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each director is elected to serve until the director’s earlier removal by way of: (i) ordinary resolution, (ii) his or her bankruptcy or arrangement or composition with his or her creditors, (iii) resignation, (iv) death or mental incapacity; or (v) notice addressed to him or her and signed by all of his or her co-Directors (not being less than two in number). Our amended and restated memorandum and articles of association provides that the authorized number of directors may be changed only by ordinary resolution of our shareholders.

Neither our directors nor executive officers are subject to term limitations. Our officers are elected by and serve at the discretion of the board of directors.

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

The audit committee meets as often as one or more members of the audit committee deem necessary.

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

As of December 31, 2021, we had 27 full-time employees. Of these, 13 were engaged in full-time research and development and 14 were engaged in full-time general and administrative functions. By geography, 18 of our employees are located in Singapore, 8 are located in the United States and one is located in Taiwan.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 24, 2022 for:

•	Each of our executive officers and directors; and
•	All of our executive officers and directors as a group.

We are not aware of any beneficial owners that hold 5% or more of our outstanding ordinary shares as of January 24, 2022. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of January 24, 2022. Percentage ownership calculations are based on 348,723,365 ordinary shares outstanding as of January 24, 2022.

As of January 24, 2022, to the best of our knowledge, approximately 337,297,360 ordinary shares (including ordinary shares in the form of ADSs), or 96.72% of our outstanding ordinary shares as of such date, were held by one shareholder of record in the United States, which is JPMorgan Chase Bank N.A., our depository. The actual number of holders is greater than this number of record holder and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holder of record also does not include holders whose shares may be held in trust by other entities.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Equivalent Number of ADSs beneficially owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Carl Firth, Ph.D.(1)	8,904,686	1,780,937	1.9%
Kiran Asarpota(2)	1,649,721	329,944	*
Ben Goodger(3)	1,441,850	288,370	*
Kenneth Kobayashi(4)	1,550,775	310,155	*
Stephen Doyle(5)	1,095,830	219,166	*
Robert E. Hoffman(6)	306,250	61,250	*
Andrew Howden(7)	1,215,565	243,113	*
Neil Graham(8)	101,565	20,313
Kathleen Metters(9)	93,750	18,750
All current executive officers and directors as a group (9 persons)(10)	16,359,991	3,271,998	4.69%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (A) 3,407,340 ordinary shares held by Dr. Firth, (B) 5,408,850 ordinary shares issuable upon the exercise of share options granted to Dr. Firth that are exercisable within 60 days of January 24, 2022, and (C) 88,496 ordinary shares held by Dr. Firth’s spouse.

(2)

Consists of (A) 115,871 ordinary shares (including 5,775 ADSs) held by Mr. Asarpota, and (B) 1,533,850 ordinary shares issuable upon the exercise of share options granted to Mr. Asarpota that are exercisable within 60 days of January 24, 2022.

(3)

Consists of (A) 132,000 ordinary shares (including 800 ADSs) held by Mr. Goodger, and (B) 1,309,850 ordinary shares issuable upon the exercise of share options granted to Mr. Goodger that are exercisable within 60 days of January 24, 2022.

(4)

Consists of 1,550,775 ordinary shares issuable upon the exercise of share options granted to Mr. Kobayashi that are exercisable within 60 days of January 24, 2022. Dr. Kobayashi ceased serving as Chief Medical Officer in March 2022.

(5)

Consists of (A) 61,980 ordinary shares held by Mr. Doyle, and (B) 1,033,850 ordinary shares issuable upon the exercise of share options granted to Mr. Doyle that are exercisable within 60 days of January 24, 2022.

(6)

Consists of (A) 150,000 ordinary shares (representing 30,000 ADSs) held by Mr. Hoffman, and (B) 156,250 ordinary shares issuable upon the exercise of share options granted to Mr. Hoffman that are exercisable within 60 days of January 24, 2022.

(7)

Consists of (A) 439,510 ordinary shares held by Mr. Howden, (B) 619,805 ordinary shares held by JANK Howden Pty. Ltd. over which Mr. Howden holds sole voting power, and (C) 156,250 ordinary shares issuable upon the exercise of share options granted to Mr. Howden that are exercisable within 60 days of January 24, 2022.

(8)	Consists of 101,565 ordinary shares issuable upon the exercise of share options granted to Mr. Graham that are exercisable within 60 days of January 24, 2022.
(9)	Consists of 93,750 ordinary shares issuable upon the exercise of share options granted to Ms. Metters that are exercisable within 60 days of January 24, 2022.
(10)	Consists of the shares referenced in footnotes (1)-(9) above.

B.	Related party transactions.

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Loan Agreements with Related Parties

In 2019, we entered into loan transactions with certain related parties. See footnotes 13 and 23 to the consolidated financial statements included elsewhere in this Annual Report for further details. These loans were repaid in 2021.

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

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. In addition, we are not permitted to dispose of our assets pursuant to the terms of the K2HV Facility without the prior consent of K2HV except for Permitted Transfers (as defined in the K2HV loan agreement). Further the K2HV loan agreement contains terms prohibiting or limiting the amount of dividends that may be declared or paid on our ADSs or ordinary shares.

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

Tenth Amended and Restated Memorandum and Articles of Association

Subject to other provisions in our Articles, our shareholders may by ordinary resolution increase our authorized share capital or by special resolution reduce the share capital and may also by special resolution amend our Articles. Under our Articles, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands. Our objects can be found in recital three to the introduction of our Articles.

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

Convertible Loan and Warrants

In September, October and November 2019, we entered into a series of loan facilities with certain of our directors, existing stockholders or affiliates thereof, and others, for an aggregate loan amount of $3.25 million. In July 12, 2021, we entered into a Loan, Guaranty, and Security Agreement with K2 HealthVentures LLC pursuant to which we issued a warrant. The convertible loan facilities and warrants are described below:

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

In connection with the October/November 2019 Loan Facility, we issued certain warrants (collectively referred to as the “Warrants”). In October 2019, we drew down on $1.95 million under the loan facility. In connection with this initial draw down, we issued Warrants to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to the lenders. These Warrants entitle lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. In November 2019, we drew down on the remaining $0.3 million under the loan facility. In connection with the second draw down, we issued Warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender. These Warrants entitle the lender optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS The warrants expired on August 25, 2021 (the first anniversary of the delisting of our ordinary shares on TPEx) At the same time of the repayment, holders of Warrants amounting to $825,397 of the principal loan amount, exercised their warrants and purchased 2,045,355 ordinary shares (representing 409,071 ADSs) at an exercise price of $2.02 per ADS. No more warrants are outstanding under October/November 2019 Loan Facility.

K2 Warrant and Participation Rights

In connection with the closing of the Loan Agreement with K2HV, we issued a warrant to purchase ordinary shares (K2 Warrant) to K2 HealthVentures Equity Trust LLC. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate outstanding principal amount of the term loans funded to us divided by (ii) the warrant price of $0.5257 per share (subject to adjustment as provided therein). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. In addition, subject to compliance with applicable securities laws (including any holding period requirements), we are required to use commercially reasonable efforts to facilitate and take all other actions required to enable the deposit of any or all of the ordinary shares exercisable under the Warrant with our depositary for the issuance of American Depositary Shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The K2 Warrant also provides for automatic cashless exercise or assumption as a result of certain transactions involving a merger, acquisition or sale of the company, as set forth in the K2 Warrant.

The Loan Agreement with K2HV also provides K2 HealthVentures Equity Trust LLC with the right to participate in an aggregate amount of up to $5.0 million in any offering of our American Depositary Shares, ordinary shares, common stock, convertible preferred stock or other equity securities (or certain other convertible instruments but excluding non-convertible debt securities), but excluding any at-the-market offerings or facilities, on the same terms, conditions and pricing afforded to others participating in such offering; provided that with respect to any public offering, we are required to use commercially reasonable efforts to provide K2 HealthVentures Equity Trust LLC with the opportunity to invest in each such offering if it is lawful to do so (or if the offering is an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, to use commercially reasonable efforts to cause the underwriters for such offering to offer K2 HealthVentures Equity Trust LLC an allocation of securities in such offering).

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

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

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

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging party (with the vesting of the undertaking, property and liabilities of the other merging party with the surviving company) that then ceases to exist.

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

Under the Companies Act, a written plan of merger or consolidation shall be approved by the directors of each constituent company, which then must be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

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

The surviving or consolidated entity remains or becomes active while the other company or companies are automatically dissolved. Unless the shares of such shareholder are publicly listed or quoted, dissenting shareholders in a merger or consolidation of this type are entitled to payment of the fair value of their shares if such shareholder provides a written objection before the vote on such merger or consolidation. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. With respect to shares that are listed or quoted, a shareholder shall have similar rights only if it is required by the terms of the merger or consolidation to accept for such shares property other than (i) shares (or depositary receipts in respect thereof) in the surviving or consolidated company; (ii) listed or quoted shares (or depositary receipts in respect thereof) of another company; (iii) cash in lieu of any fractions of shares or depositary receipts described at (i) and (ii); or (iv) any combination of shares, depositary receipts or cash described in (i)—(iii).

The plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette.

Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a court-sanctioned “scheme of arrangement.” A scheme of arrangement is one of several transactional mechanisms available in the Cayman Islands for achieving a restructuring. Others include share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. A scheme of arrangement must not be beyond the powers of the company, as stated in the constitutional documents of the company and also requires the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at the meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court its view that the transaction ought not be approved, the Court can be expected to approve the scheme of arrangement if it is satisfied that:

•the statutory provisions as to the required majority vote have been met;

•    the classes which are required to approve the scheme of arrangement have been properly constituted, so that the members of such classes are properly and fairly represented and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

 •   the meetings held by the company in relation to the approval of the scheme of arrangement by such classes have been convened and held in accordance with any directions given by the Court;

•   the scheme of arrangement has been properly explained to the shareholders or creditors so that they have been able to exercise an informed vote in respect of the scheme;

  •    the scheme of arrangement is one which an intelligent and honest man, who is a member of the relevant class and properly acting might approve.

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

The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws; historically, there have not been any reported instances of such class actions having been successfully brought before the Cayman Islands courts. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to the Company, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. A derivative action may be brought by a minority shareholder in only limited circumstances. In this regard, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to the company where the act complained of cannot be ratified by the shareholders and where control of the company by the wrongdoer results in the company not pursuing a remedy itself. The case law shows that derivative actions have been permitted in respect of acts that are beyond the company’s corporate power, illegal, where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed and acts that are alleged to constitute a “fraud on the minority.” The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

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

2021 Loan Guaranty and Security Agreement

In July 2021 we entered into a loan agreement with K2 HealthVentures LLC (K2HV) and certain parties related to K2HV, pursuant to which K2HV agreed to provide a four-year loan facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. Borrowings under the K2HV Facility are secured with a pledge of the borrower’s equity interests in subsidiaries and collateral over all of our cash, goods, and other personal property, with the exception of (i) our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. Borrowings under the K2HV Facility can be used to advance the clinical development of farudodstat, eblasakimab, and general corporate purposes. Interest on the loan is computed at a variable annual rate equal to the greater of (i) eight and one-quarter of one percent (8.25%), and (ii) the sum of (A) the prime rate, as noted in The Wall Street Journal, Money Rates section plus (B) five percent (5%), and is payable on a monthly basis. Amounts outstanding can be voluntarily prepaid. Under the K2HV Facility, we may not without the permission of K2HV incur any further indebtedness other than Permitted Indebtedness (as defined in the K2HV loan agreement). Under the K2HV Facility, we are subject to customary reporting and restrictive covenants. If an event of default occurs, K2HV can terminate the commitment under the K2HV Facility and accelerate all amounts outstanding.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for the taxable year ended December 31, 2021. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status in our current taxable year or in any prior or future taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs and one of our non-United States subsidiaries is also a PFIC (ie, a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

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

We have foreign currency transactions, which expose us to foreign currency risks. The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2020 were as follows:

	December 31, 2020
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
	SG$	458,878	0.7566	US$	347,190

Financial liabilities

Monetary items
	SG$	15,722,226	0.7566	US$	11,895,538

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

The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2021 were as follows:

	December 31, 2021
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
	SG$	837,336	0.7411	US$	620,563

Financial liabilities

Monetary items
	SG$	15,649,526	0.7411	US$	11,598,118

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

If interest rates had been 100 basis points higher and all other variables were held constant, our pre-tax loss for the years ended December 31, 2020 and 2021 would have increased around by $0.19 million and $0.31 million, respectively.

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

Our management, with the participation of our Chief Executive Officer and Chief Operating Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Operating Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Item 16. [Reserved]

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

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. Our Code of Business Conduct is applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We have posted a copy of our Code of Business Conduct on our website at http://ir.aslanpharma.com/corporate-governance/highlights. We undertake to provide a copy of this code without charge upon request. Please direct all requests to contact@aslanpharma.com. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website and approve by board of directors. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. See “Item 6.C. Directors, Senior Management and Employees— Code of Business Conduct and Ethics” for more information.

Item 16C. Principal Accountant Fees and Services.

The table below summarizes the fees that we paid for services provided by Deloitte & Touche LLP (PCAOB ID Number: 1046) and its affiliated firms (Deloitte Entities) for the years ended December 31, 2020 and 2021. All audit and non-audit services provided by Deloitte & Touche LLP were pre-approved by our audit committee paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, entitled “Audit Committee Administration of the Engagement”.

	Year Ended December 31,
Fee Category	2020	2021
	(in thousands)
Audit fees	$446	$386
Audit-related fees	145	65
Tax fees	29	59
All other fees	0	0
Total	$620	$510

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

The 2021 principal accountant fees included the service from Deloitte & Touche LLP.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to our company provided by Deloitte & Touche during the last fiscal year have been approved by the audit committee.

Deloitte & Touche LLP Singapore (PCAOB ID Number: 1046) is a Singapore Registered Accounting firm with the Public Company Accounting Oversight Board (PCAOB), and the firm’s audit services related to us are subject to PCAOB reviews.

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

A.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements

See pages F-1 through F-53 of this Annual Report on Form 20-F.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.	6-K	001-38475	1.2	10/09/2020

2.1	Form of Amended and Restated Deposit Agreement (incorporated by reference to Exhibit A to the Registrant’s Form F-6 filed with the Securities and Exchange Commission on September 4, 2020).	F-6EF	333-248632	EX-99.A	09/04/2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-6EF	333-248632	EX-99.A	09/04/2020

2.3	Form of Warrant to purchase American Depositary Shares to be issued to October 2019 Loan Facility lenders.	6-K	001-38475	99.5	10/31/2019

2.4	Warrant to Purchase Ordinary Shares.	6-K	001-38475	4.1	07/14/2021

2.5*	Description Of Securities Registered Under Section 12 of the Exchange Act.

4.1†	ASLAN Pharmaceuticals Limited 2014 Employee Share Option Scheme Plan.	F-1	333-223920	10.1	03/26/2018

4.2†	ASLAN Pharmaceuticals Limited 2017 Employee Share Option Plan 1.	F-1	333-223920	10.2	03/26/2018

4.3†	ASLAN Pharmaceuticals Pte. Ltd. 2017 SMT Long Term Incentive Plan.	F-1	333-223920	10.3	03/26/2018

4.4	ASLAN Pharmaceuticals Limited 2020 Equity Incentive Plan	6-K	001-38475	4.1	12/10/2020

4.4#	License Agreement, dated January 3, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and Array BioPharma Inc.	F-1	333-223920	10.4	03/26/2018

4.5#	Amended Development and License Agreement, dated December 21, 2015, by and between ASLAN Pharmaceuticals Pte. Ltd. and Almirall, S.A., as amended.	F-1	333-223920	10.5	03/26/2018

4.6#	License Agreement, dated May 12, 2014, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited, as amended.	F-1	333-223920	10.6	03/26/2018

4.7#	Agreement Amendment No. 1 to License Agreement, dated September 18, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	01/09/2019

4.8	Tenancy Agreement in Respect of Unit #12-03 83, Clemenceau Avenue, UE Square, Singapore 239920, dated May 28, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and United Engineers Limited, as amended.	20-F	001-38475	4.8	04/16/2020

4.9†	Form of Indemnity Agreement by and between ASLAN Pharmaceuticals Limited and each director and executive officer.	F-1/A	333-223920	10.9	04/16/2018

4.10+	License Agreement, dated February 27, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.10	04/29/2019

4.11+	License Agreement, dated March 11, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.11	04/29/2019

4.12+	Deed of Amendment and Restatement, dated May 31, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	06/17/2019

4.13	Loan Facility dated September 30, 2019.	6-K	001-38475	99.3	10/31/2019

4.14	Loan Facility dated October 25, 2019.	6-K	001-38475	99.4	10/31/2019

4.14+	Loan, Guaranty, and Security Agreement, dated as of July 12, 2021, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC.	6-K	001-38475	10.1	07/14/2021

8.1*	Subsidiaries of the registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

15.2*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche Taipei, Taiwan, Republic of China

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
+	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASLAN Pharmaceuticals Limited

Date: March 25, 2022	By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASLAN Pharmaceuticals Limited and its subsidiaries (the "Company") as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years ended December 31, 2021, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte & Touche LLP

Singapore
March 25, 2022

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in equity and cash flows of ASLAN Pharmaceuticals Limited (the “ASLAN Cayman”) and its subsidiaries (collectively referred to as the “Company”) for the year ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2020	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$14,324,371	$90,167,967
Other assets (Note 7)	1,040,049	3,612,846
Financial assets at fair value through profit or loss (Notes 8 and 22)	137,926	-
Total current assets	15,502,346	93,780,813
NON-CURRENT ASSETS
Investment in associate company (Note 10)	-	494,728
Property, plant and equipment, net	13,387	34,979
Right-of-use assets	462,550	197,746
Intangible assets (Notes 11)	160	9,956
Other assets (Note 7)	103,307	-
Total non-current assets	579,404	737,409
TOTAL ASSETS	$16,081,750	$94,518,222

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$2,319,558	$3,116,786
Other payables (Notes 12 and 19)	4,280,409	2,817,909
Current borrowings (Notes 13 and 21)	2,900,971	-
Current borrowings from related parties (Notes 13, 21 and 23)	617,912	-
Lease liabilities – current (Note 21)	271,624	199,124
Financial liabilities at fair value through profit or loss (Notes 8 and 22)	267,000	223,352
Total current liabilities	10,657,474	6,357,171
NON-CURRENT LIABILITIES
Long-term borrowings (Notes 13 and 21)	15,183,421	30,857,308
Lease liabilities – non-current (Note 21)	281,149	-
Other non-current liabilities (Note 19)	111,990	-
Total non-current liabilities	15,576,560	30,857,308
TOTAL LIABILITIES	26,234,034	37,214,479
(DEFICIT)/EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY (Note 14)
Ordinary shares	61,826,237	63,019,962
Capital surplus	123,582,460	221,467,061
Accumulated deficit	(195,682,714)	(227,004,332)
Other reserves	(178,948)	(178,948)
Total (deficit)/equity attributable to stockholders of the Company	(10,452,965)	57,303,743
NON-CONTROLLING INTERESTS	300,681	-
Total (deficit)/equity	(10,152,284)	57,303,743
TOTAL LIABILITIES AND EQUITY	$16,081,750	$94,518,222

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2019	2020	2021
NET REVENUE (Note 24)	$3,000,000	$-	$-
COST OF REVENUE	(407,259)	-	-
GROSS PROFIT	2,592,741	-	-
OPERATING EXPENSES (Notes 16 and 19)
General and administrative expenses	(8,511,699)	(7,169,177)	(11,825,131)
Research and development expenses	(16,586,617)	(9,314,120)	(22,021,321)
Total operating expenses	(25,098,316)	(16,483,297)	(33,846,452)
IMPAIRMENT LOSS ON INTANGIBLE ASSETS (Note 11)	(23,073,400)	-	-
LOSS FROM OPERATIONS	(45,578,975)	(16,483,297)	(33,846,452)
NON-OPERATING INCOME AND EXPENSES
Interest income	150,610	592	219
Other income (Note 16a)	-	888,046	1,108,072
Gain on dilution of subsidiary and recognition of associate (Note 9)	-	-	2,307,735
Other gains and losses (Note 16b)	(327,558)	(129,299)	1,106,510
Finance costs (Notes 16c and 21)	(901,612)	(1,247,331)	(1,860,954)
Total non-operating income and expenses	(1,078,560)	(487,992)	2,661,582
Share in losses of associate company, accounted for using equity method (Note 10)	-	-	(405,712)
LOSS BEFORE INCOME TAX (Note 16)	(46,657,535)	(16,971,289)	(31,590,582)
INCOME TAX EXPENSE (Note 17)	(408,002)	-	-
NET LOSS FOR THE YEAR	(47,065,537)	(16,971,289)	(31,590,582)
OTHER COMPREHENSIVE LOSS Items that will not be
reclassified subsequently to profit or loss:
Unrealised loss on investments in equity instruments at fair value through other comprehensive income	(55,084)	(123,864)	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(47,120,621)	$(17,095,153)	$(31,590,582)
NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(47,015,967)	$(16,197,889)	$(31,321,618)
Non-controlling interests	(49,570)	(773,400)	(268,964)
	$(47,065,537)	$(16,971,289)	$(31,590,582)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(47,071,051)	$(16,321,753)	$(31,321,618)
Non-controlling interests	(49,570)	(773,400)	(268,964)
	$(47,120,621)	$(17,095,153)	$(31,590,582)
LOSS PER ORDINARY SHARE (Note 18)
Basic and diluted	$(0.29)	$(0.08)	$(0.10)
LOSS PER EQUIVALENT ADS (Note 18)
Basic and diluted	$(1.45)	$(0.40)	$(0.48)

Each ADS represents five ordinary shares.

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	Equity Attributable to Stockholders of the Company
	Ordinary Shares (Note 14)		Capital Surplus (Note 14)					Unrealised Valuation Loss on Financial Assets at Fair Value Through Other Comprehensive	Non- controlling
	Number of ordinary shares	Amount	Ordinary Shares	Share Options Reserve	Other	Total	Accumulated Deficits	Income	Interests	Total Equity
BALANCE AT JANUARY 1, 2019	160,248,940	$51,627,219	$105,143,362	$6,316,310	$-	$111,459,672	$(132,468,858)	$-	$-	$30,618,033
Issuance of new share capital (Note 14)	29,466,030	$9,660,993	$5,072,022	$-	$-	$5,072,022	$-	$-	$-	$14,733,015
Transaction costs attributable to the issuance of ordinary shares	-	$-	$(1,444,791)	$-	$-	$(1,444,791)	$-	$-	$-	$(1,444,791)
Issuance of ordinary shares under employee share option plan	240,000	$78,632	$29,598	$(84,230)	$-	$(54,632)	$-	$-	$-	$24,000
Recognition of employee share options by the Company (Note 19)	-	$-	$-	$42,511	$-	$42,511	$-	$-	$-	$42,511
Changes in percentage of ownership interests in subsidiary (Note 9)	-	$-	$-	$-	$1,376,349	$1,376,349	$-	$-	$(1,376,349)	$-
Equity component of long-term debt borrowed by the Company	-	$-	$-	$-	$44,579	$44,579	$-	$-	$-	$44,579
Net loss for the year ended December 31, 2019	-	$-	$-	$-	$-	$-	$(47,015,967)	$-	$(49,570)	$(47,065,537)

Other comprehensive loss for the year ended December 31, 2019, net of income tax	-	$-	$-	$-	$-	$-	$-	$(55,084)	$-	$(55,084)
Total comprehensive loss for the year ended December 31, 2019	-	$-	$-	$-	$-	$-	$(47,015,967)	$(55,084)	$(49,570)	$(47,120,621)
Net increase in non-controlling interests	-	-	-	-	-	-	-	-	2,500,000	2,500,000
BALANCE AT DECEMBER 31, 2019	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)
BALANCE AT JANUARY 1, 2020	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)

Issuance of new share capital (Note 14)	19,720,500	$459,393	$7,183,847	$-	$-	$7,183,847	$-	$-	$-	$7,643,240

Transaction costs attributable to the issuance of ordinary shares	-	$-	$(229,297)	$-	$-	$(229,297)	$-	$-	$-	$(229,297)
Recognition of employee share options by the Company (Note 19)	-	$-	$-	$132,200	$-	$132,200	$-	$-	$-	$132,200

Net loss for the year ended December 31, 2020	-	$-	$-	$-	$-	$-	$(16,197,889)	$-	$(773,400)	$(16,971,289)
Other comprehensive loss for the year ended December 31, 2020, net of income tax	-	$-	$-	$-	$-	$-	$-	$(123,864)	$-	$(123,864)
Total comprehensive loss for the year ended December 31, 2020	-	$-	$-	$-	$-	$-	$(16,197,889)	$(123,864)	$(773,400)	$(17,095,153)
BALANCE AT DECEMBER 31, 2020	209,675,470	$61,826,237	$115,754,741	$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
BALANCE AT JANUARY 1, 2021	209,675,470	$61,826,237	$115,754,741	$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
Issuance of new share capital (Note 14)	136,412,540	$1,167,371	$100,388,337	$-	$-	$100,388,337	$-	$-	$-	$101,555,708
Transaction costs attributable to the issuance of ordinary shares	-	$-	$(4,576,671)	$-	$-	$(4,576,671)	$-	$-	$-	$(4,576,671)
Exercise of employee share options (Note 19)	590,000	$5,900	$726,976	$(511,166)	$-	$215,810	$-	$-	$-	$221,710
Recognition of employee share options by the company (Note 19)		$-	$-	$2,428,128	$-	$2,428,128	$-	$-	$-	$2,428,128
Warrants exercised	2,045,355	$20,454	$805,346	$-	$-	$805,346	$-	$-	$-	$825,800
Non-controlling interests derecognised due to dilution of subsidiary	-	-	-	-	-	-	-	-	$(31,717)	$(31,717)
Other comprehensive income due to dilution of subsidiary	-	-	-	-	$(1,376,349)	$(1,376,349)	-	-	-	$(1,376,349)
Net loss for the year ended December 31, 2021	-	$-	$-	$-	$-	$-	$(31,321,618)	$-	$(268,964)	$(31,590,582)

Other comprehensive loss for the year ended December 31, 2021, net of income tax	-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total comprehensive loss for the year ended December 31, 2021	-	$-	$-	$-	$-	$-	$(31,321,618)	$-	$(268,964)	$(31,590,582)
BALANCE AT DECEMBER 31, 2021	348,723,365	$63,019,962	$213,098,729	$8,323,753	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$-	$57,303,743

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(46,657,535)	$(16,971,289)	$(31,590,582)
Adjustments for:
Depreciation expenses	441,004	295,072	279,660
Amortization expenses	4,347	2,685	2,564
Net loss (gain) on fair value changes of financial assets and liabilities at fair value through profit or loss	46,985	(78,038)	(488,255)
Finance costs	901,612	1,247,331	1,860,954
Interest income	(150,610)	(592)	(219)
Gain on dilution of subsidiary and recognition of associate	-	-	(2,307,735)
Share of loss of associates accounted for using equity method	-	-	405,712
Compensation costs recognised of share-based payment transactions	43,783	345,836	2,193,367
Loss (Gain) on disposal of property, plant and equipment	74,195	(968)	-
Unrealised gain on foreign exchange, net	135,344	206,457	(230,619)
Impairment loss recognised on intangible assets	23,073,400	-	-
Loss on lease modification	64,287	-	-
Changes in operating assets and liabilities
Decrease (Increase) in other assets	114,676	(971,126)	(2,490,143)
(Decrease) Increase in trade payables	(3,443,894)	447,715	797,228
(Decrease) Increase in other payables	(156,874)	425,825	(2,157,966)
Decrease in other current labilities	-	-	(269,735)
Cash used in operations	(25,509,280)	(15,051,092)	(33,995,769)
Interest received	150,610	592	219
Interest paid	(36,037)	(2,490)	-
Income tax paid	(408,002)	-	-
Net cash used in operating activities	(25,802,709)	(15,052,990)	(33,995,550)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(2,992)	(5,056)	(36,448)
Proceeds from disposal of property, plant and equipment	5,826	1,214	-
Payments for intangible assets	-	-	(12,360)
Decrease in refundable deposits	2,546	4,769	20,653
Net cash generated from investing activities	5,380	927	(28,155)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	3,250,000	-	20,000,000
Repayment on long-term borrowings	-	-	(7,784,087)
Repayment of the principal portion of lease liabilities	(243,265)	(202,605)	(353,649)
Repayment of the interest portion of lease liabilities	-	(37,935)	(21,510)
Proceeds from exercise of employee share options	24,000	-	1,047,510
Proceeds from new shares issued	14,733,015	7,643,240	101,555,708
Payments for transaction costs attributable to the issuance of ordinary shares	(1,172,291)	(229,297)	(4,576,671)
Proceeds from non-controlling interests	2,500,000	-	-
Net cash generated from financing activities	19,091,459	7,173,403	109,867,301
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(6,705,870)	(7,878,660)	75,843,596
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	28,908,901	22,203,031	14,324,371
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$22,203,031	$14,324,371	$90,167,967

Supplemental disclosure of cash flow information and non-cash transactions:

As disclosed in Note 14, the majority of shareholders agreed to the Taiwan delisting in 2020 and conversion of ordinary shares to Nasdaq-listed ADS on a non-cash equity transaction.

As disclosed in Notes 9 and 10, the Company’s shareholding in Jaguahr Therapeutics Pte. Ltd in April 2021 was diluted as a result of which, the Company’s majority controlling interest was lost. However, the Company retains significant influence and thus the former subsidiary is recognised as an associate company (as defined in Note 4). The foregoing is accounted for as a non-cash equity transaction, using the equity method.

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. Dollars, other than shares or share data, or otherwise noted)

1.	NATURE OF OPERATIONS

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

The Company’s portfolio is led by eblasakimab (also known as ASLAN004), a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor , blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle. The Company’s ADSs have been listed on the Nasdaq Global Market since May 2018 and the ordinary shares were previously listed on TPEx. In August 2020, the Company’s ordinary shares ceased trading on TPEx, and in September 2020, the Company’s shareholders approved the cessation of the public company status in Taiwan, resulting in Nasdaq being the primary listing of the Company’s securities.

The Company has financed its operations to date primarily through the issuance of common shares or ADS. The Company has incurred net losses since inception. Please refer to Notes 14 and 20 for details of the Company’s current fund-raising activities.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Company’s board of directors on March 25, 2022.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year.

The application of the amendments to IFRSs included in Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform – Phase 2 amendments” and Amendment to IFRS 16 “Covid-19-Related Rent Concessions” for has had no material impact on disclosures or amounts recognised in the Company’ consolidated financial statements.

b.	New and revised IFRSs issued but not yet effective

At the date of authorisation of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New IFRSs	Description
IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.

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

2)	Assets expected to be realised within 12 months after the reporting period; and

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

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31 each year. Control is achieved when the Company:

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

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the interests of the Company and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to stockholders of the Company.

When the Company loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between

(i)	the aggregate of the fair value of the consideration received and the fair value of any retained interest and
(ii)	the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests.

All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

Associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Under the equity method, an investment in an associate is initially recognised in the consolidated balance sheet at cost and adjusted thereafter to recognise the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognising its share of further losses.

Additional losses are recognised only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 Impairment of assets are applied to determine whether it is necessary to recognise any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed off.

When the Company reduces its ownership interest in an associate, but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. When a Company entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognised in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

See Note 9 and Note 10 for detailed information on subsidiaries and on associates respectively (including percentages of ownership and main businesses).

e.	Foreign currencies

Both the functional currency and reporting currency of the Company is the U.S. dollar. The functional currency of the majority of the Company’s entities is the U.S. dollar.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the end of the reporting period. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange differences are recognised in “other gains and losses, net” in the consolidated statement of comprehensive loss.

f.	Intangible assets

1)Intangible assets acquired separately

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

2)Internally-generated intangible assets - research and development expenditures

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the development phase of an internal project is recognized only if all of the following have been demonstrated:

a)The technical feasibility of completing the intangible asset so that it will be available for use or sale;

b)The intention to complete the intangible asset and use or sell it;

c)The ability to use or sell the intangible asset;

d)The manner in which intangible asset will generate probable future economic benefits;

e)The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

f)The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when an intangible asset first meets the recognition criteria listed above. Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

3)Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

g.	Impairment of tangible and intangible assets

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

The recoverable amount is the higher of fair value, less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognised in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the corresponding asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognised on the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss.

h.	Financial instruments

Financial assets and financial liabilities are recognised when a Company entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (i.e., FVTPL)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognised immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis.

a)	Measurement categories

Financial assets are classified into the following categories: Financial assets at FVTPL, financial assets at amortised cost and equity instruments at fair value through other comprehensive income (i.e., FVTOCI).

i.	Financial assets at FVTPL

Derivative financial assets are classified as at FVTPL when such a financial asset is mandatorily classified as at FVTPL.

Financial assets at FVTPL are subsequently measured at fair value, with any gains or losses arising on remeasurement recognised in other gains or losses. Fair value is determined in the manner described in Note 22.

ii.	Financial assets at amortised cost

A financial asset shall be measured at amortised cost if both of the following conditions are met:

i)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For the financial assets measured at amortised cost (including cash and cash equivalents and refundable deposits), the Company applies the effective interest method to the gross carrying amount at amortised cost less any impairment from initial recognition. Any foreign exchange gains and losses are recognised in profit or loss.

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

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVTOCI. Designation as at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments; instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognised in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

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

The Company recognises a loss allowance for expected credit losses on financial assets at amortised cost.

For financial instruments, the Company recognises lifetime expected credit losses (i.e., ECLs) when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECLs.

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

The Company recognises an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

c)	Derecognition of financial assets

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.

On derecognition of a financial asset at amortised cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss. On derecognition of an investment in an equity instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss, and the cumulative gain or loss which had been recognised in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

2)	Equity instruments

Equity instruments issued by the Company entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by the Company entity are recognised at the proceeds received, net of direct issue costs.

No gain or loss is recognised in profit or loss on the issuance of the Company’s own equity instruments.

3)	Financial liabilities

a)	Subsequent measurement

Except the following situations, all financial liabilities are measured at amortised cost using the effective interest method:

1)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when such financial liabilities are either held for trading or are designated as at FVTPL.

Financial liabilities held for trading are stated at fair value, and any gains or losses on such financial liabilities are recognised in other gains or losses.

Fair value is determined in the manner described in Note 22.

b)	Derecognition of financial liabilities

The difference between the carrying amount of a financial liability derecognised and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

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

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or upon the instrument’s maturity date. Any embedded derivative liability is bifurcated and measured at fair value.

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

i.	Revenue recognition

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

The Company recognises revenue when it has completed the out-licensing of the experimental drug to business partners, and such partners have accepted the products. Thus, the collectability of the related receivables is reasonably assured.

Typically the consideration received from out-licensing may take the form of upfront payments, option payments, milestone payments, and royalty payments on licensed products. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

1)	Identify the contract with a customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contract; and

5)	Recognise revenue when (or as) the Company satisfies the performance obligations.

At the inception of a contract, the Company assesses the goods or services promised within each contract to determine whether each promised good or service is distinct and identify those that are performance obligations. The Company recognises as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Upfront License Fees

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognise revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other performance obligations, the Company uses judgment to assess the nature of the combined performance obligation to determine whether it is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognising revenue. The Company evaluates the measure of progress at the end of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments

At the inception of each contract with customers that includes development or regulatory milestone payments (i.e., the variable consideration), the Company includes some or all amount of variable consideration in the transaction price estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised would not occur when the uncertainty related to the variable consideration is subsequently resolved. Milestone payments that are contingent upon the achievement of events that are uncertain or not controllable, such as regulatory approvals, are generally not considered highly probable of being achieved until those approvals are received. Therefore, they are not included in the transaction price. At the end of each reporting period, the Company evaluates the probability of achievement of such milestone payments and any related constraints and, if necessary, adjusts the Company’s estimate of the overall transaction price.

Royalties

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognises revenue at the later of the following:

1)	When the subsequent sales occur, or

2)	When the performance obligation, to which some or all of the royalty has been allocated, has been satisfied (or partially satisfied).

To date, the Company has not recognised any royalty revenue resulting from any of out-licensing arrangements.

j.	Research and development expenses

Elements of research and development expenses primarily include:

1)	Payroll and other related costs of personnel engaged in research and development activities;

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

Research and development expenses are expensed as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses. The conditions enabling the capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognised in profit or loss when incurred.

k.	Leasing

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease.

The Company as lessee

The Company recognises right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for short-term leases and low-value asset leases accounted for applying a recognition exemption where lease payments are recognised as expenses on a straight-line basis over the lease terms.

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

Subsequently, lease liabilities are measured at amortised cost using the effective interest method, with interest expense recognised over the lease terms. When there is a change in a lease term, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognised in profit or loss. Lease liabilities are presented on a separate line in the consolidated balance sheets.

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

The Company shall account for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease, shall recognise in profit or loss any gain or loss relating to the partial or full termination of the lease, and shall make a corresponding adjustment to the right-of-use asset for all other lease modification.

Material lease-in activities and terms

The Company leases office buildings with lease terms of 3 years. These arrangements do not contain purchase options at the end of the lease terms. Certain of the office building leases across the Company contain extension options. These terms are used to maximise operational flexibility in terms of managing contracts. In cases in which the Company is not reasonably certain to use an optional extended lease term, payments associated with the optional period are not included within lease liabilities.

The Company leases certain office buildings which qualify as short-term leases and certain office equipment which qualifies as low-value assets. The Company has elected to apply the recognition exemption and, thus, did not recognise right-of-use assets and lease liabilities for these leases. The lease commitments with lease terms commencing after the balance sheets dates are $2,298 and $0 as of December 31, 2020 and December 31, 2021.

l.	Share-based payment arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of employee share options that will eventually vest, with a corresponding increase in “capital surplus - employee share options”. The fair value determined at the grant date of the employee share options is recognised as an expense in full at the grant date when the share options granted vest immediately.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus.

The fair value of the amount payable to beneficiaries in respect of bonus entitlement unit grants, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period during which the beneficiaries become unconditionally entitled to payment. The amount is remeasured at each reporting date and at settlement based on the fair value of the bonus entitlement units. Any changes in the liability are recognised in profit or loss.

m.	Taxation

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

In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements and estimation in applying the Company’s accounting policies

Key Sources of Critical Judgements

The below are the instances of application of critical judgement which are expected to have a significant effect on the amounts recognised in the financial statements.

Dilution of subsidiary and recognition of associate

During the year and as further described in Note 9, on April 28, 2021 the Company’s shareholding in Jaguahr Therapeutics Pte. Ltd (“JAGUAHR”) was diluted from 55% to 35% resulting in a loss of control. The Company, retains the right to offer to purchase, and, upon valid exercise to buy back all or part of the equity held by Bukwang at a price equal to three times the amount invested by Bukwang upon receiving Bukwang’s acceptance notice which are deemed potential voting rights. Given that JAGUAHR is at an early stage of product development and has yet to identify a candidate drug, the Company has assessed that the potential voting rights are not considered substantive, and thus JAGUAHR has not been consolidated as of December 31, 2021.

Key Sources of Estimation Uncertainty

The below are the critical accounting estimates, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in financial statements.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. The Head of Finance is responsible to determine the appropriate valuation techniques and inputs for fair value measurements. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company engages third party qualified valuers to assist in performing the valuation. The valuation committee works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The senior management team reports to the board of directors of the Company quarterly to explain the cause of fluctuations in the fair value of the assets and liabilities.

The valuations of the Company’s assets and liabilities that are measured at fair value are sensitive to changes in one or more unobservable inputs which are considered reasonably possible within the next financial year. Further information on the carrying amounts of these assets and the sensitivity of those amounts to changes in unobservable inputs are provided in Note 22.

6.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2020	2021
Cash in hand	$1,709	$294
Cash in banks	14,322,662	90,167,673
	$14,324,371	$90,167,967

7.	OTHER ASSETS

Current	December 31, 2020	December 31, 2021
Prepayments	$511,208	$2,733,753
Refundable deposits	-	879,093
ADS issuance contribution receivables	528,841	-
	$1,040,049	$3,612,846
Non-current
Refundable deposits	$103,307	$-

The prepayments are the advanced funds paid to the Company’s contract research organizations (“CROs”) for commencement of the Company’s clinical trials and related preparation work.

The refundable deposits are the receivables due from the Company’s CRO post the final reconciliation upon the project completion and office deposits refundable in normal business course. All refundable deposits are current as of December 31, 2021.

ADS issuance contribution receivables are other non-operating income receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary of the Company’s ADS. There were no outstanding ADS issuance contribution receivables as of December 31, 2021. Please see Note 16a for details.

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,	December 31,
	2020	2021
Financial assets at fair value through profit or loss (FVTPL) - current
Derivative financial assets - pre-redemption right (a)	$137,926	$-

Financial liabilities at fair value through profit or loss (FVTPL) - current
Derivative financial liabilities - conversion right (b)	$267,000	$-
Derivative financial liabilities – K2HV warrants (c)	-	223,352

a.

On October 25, 2019, the Company entered into a loan facility agreement with warrants and was entitled to repay at any time prior to expiry of the term, as detailed in Note 13 – “October/November 2019 Loan Facility”. On March 22, 2021, the Company exercised the early pre-redemption right and repaid the October/November 2019 Loan Facility in full including accrued interest and derecognised the derivative financial instruments.

b.

On September 30, 2019, the Company entered into a convertible loan facility, as detailed in Note 13 – “Convertible Loan Facility”. On March 29, 2021, the Company exercised the early pre-redemption right and repaid the Convertible Loan Facility in full, including accrued interest and derecognised the derivative financial instruments.

c.

On July 12, 2021, the Company entered into a secured loan facility provided by K2 HealthVentures LLC (K2HV) with warrants, as detailed in Note 13 – “Loan and Security Agreement with K2 HealthVentures LLC”.

9.	SUBSIDIARIES

			Proportion of Ownership (%)
			December 31
Investor	Investee	Nature of Activities	2020	2021	Remark
ASLAN Pharmaceuticals Limited	ASLAN Pharmaceuticals Pte. Ltd.	Investment holding	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals (USA) Inc.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Australia Pty Ltd	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Hong Kong Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Hong Kong Limited	ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Taiwan Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	Jaguahr Therapeutics Pte.Ltd. (“JAGUAHR”)	New drug research and development	55%	35%	a

a.

On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The Company at inception owned a controlling stake 55% of the joint venture entity, which is called Jaguahr Therapeutics Pte. Ltd. The Company transferred the global rights to all of the assets related to AhR technology, into Jaguahr Therapeutics Pte. Ltd (“JAGUAHR”). Subject to the fulfilment of certain conditions, Bukwang agreed to invest $5.0 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug (IND) application (JV Agreement). The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019.

On March 23, 2021, an Amendment to the JV Agreement was executed. Pursuant to the amended JV Agreement, the second tranche of $2.5 million became payable to JAGUAHR in exchange for 80,000 new shares upon approval by its joint steering committee of an amended research plan, timeline and budget, to complete the additional research required to nominate a candidate drug.

On April 28, 2021, the second tranche of $2.5 million was received from Bukwang. In consideration for such payment, 80,000 new shares were issued to Bukwang. Due to the second tranche, the Company’s shareholding was diluted to 35% from 55%, resulting in loss of control over the subsidiary. The Company has retained a significant influence over JAGUAHR, resulting in an equity accounted associate being recognised. A gain on dilution of subsidiary of $2,307,735 representing the reclassification of the capital reserve of $1,376,349, being the initial reserve set up upon formation of the subsidiary, non-controlling interest derecognised of $31,717 at the date of dilution and 35% of the fair value of net identifiable assets of JAGUAHR at the date of the dilution being recognised for the year ended December 31, 2021.

Until the IND application is filed, ASLAN Pharmaceuticals Pte. Ltd. retains the right to offer to purchase, and, upon valid exercise to buy back all or part of the equity held by Bukwang at a price equal to three times the amount invested by Bukwang upon receiving Bukwang’s acceptance notice. Given that JAGUAHR is at an early stage of product development and has yet to identify a candidate drug, the Company has assessed that the value of the right as $0.

Details of the subsidiary that have material non-controlling interests:

		Proportion of Ownership and Voting Rights Held by
		Non-controlling Interests
		December 31
Name of Subsidiary	Principal Place of Business	2020	2021
Jaguahr Therapeutics Pte. Ltd.	Singapore	45%	65%*

* On April 28, 2021 the Company’s shareholding was diluted from 55% to 35% resulting in a loss of control as further detailed above.

	Profit (Loss) Allocated to			Accumulated
	Non-controlling Interests			Non-controlling interests
	For the Year Ended December 31
	2019	2020	2021*	2019	2020	2021*
Name of Subsidiary
Jaguahr Therapeutics Pte. Ltd.	$(49,570)	(773,400)	(268,964)	$1,074,081	300,681	—

The summarised Jaguahr Therapeutics Pte. Ltd. financial information below represents amounts before intragroup eliminations.

	December 31	December 31
	2020	2021*
Current asset**	$807,560	$1,384,013
Non-current assets	—	—
Current liabilities	(139,378)	(113,674)
Non-current liabilities	—	—
Equity	$668,182	$1,270,339

Equity attributable to:
Stockholders of the Company	$367,501	$1,270,339
Non-controlling interests	300,681	—
	$668,182	$1,270,339

	For the Year Ended December 31
	2019	2020	2021*
Revenue	$—	$—	$—

Loss for the year	$(113,923)	$(1,718,666)	$(1,897,844)
Other comprehensive loss for the year	—	—	—
Total comprehensive loss for the year	$(113,923)	$(1,718,666)	$(1,897,844)
Loss attributable to:
Stockholders of the Company	$(64,353)	$(945,266)	$(1,628,880)
Non-controlling interests	$(49,570)	$(773,400)	$(268,964)
	$(113,923)	$(1,718,666)	$(1,897,844)
Total comprehensive loss attributable to:
Stockholders of the Company	$(64,353)	$(945,266)	$(1,628,880)
Non-controlling interests	$(49,570)	$(773,400)	$(268,964)
	$(113,923)	$(1,718,666)	$(1,897,844)
Net cash (outflow)/inflow from:
Operating activities	$(1,355,768)	$(1,655,443)	$(1,923,547)
Investing activities	—	—	—
Financing activities	2,500,771	—	2,500,000
Net cash (outflow)/inflow	$1,145,003	$(1,655,443)	$576,453

* On April 28, 2021 the Company’s shareholding was diluted from 55% to 35% resulting in a loss of control as further detailed above.

**The current asset represents cash and cash equivalents in its entirety.

10.	INVESTMENT IN ASSOCIATE COMPANY

Jaguahr Therapeutics Pte. Ltd. became the investments in associates with 35% equity holding of the Company as of December 31, 2021 which is accounted for using the equity method in the consolidated financial statements. There was no investment in associates as of December 31, 2020.

Please refer to Note 9 on the summarised financial information in respect of the Company’s associate, Jaguahr Therapeutics Pte. Ltd.

Reconciliation of the Note 9 summarised financial information to the carrying amount of the interest in associate company recognised in the consolidated financial statements:

For the year ended
December 31, 2021
Net assets of associate	$1,270,339

Beginning balance	$-
Proportion of the interest sharing the losses of associate	444,619
Loss of interest at the date of dilution of shares in the associate	50,108
Ending balance	$494,728

11.	INTANGIBLE ASSETS

The intangible assets are mainly the Company’s computer software and licenses. As of December 31, 2020 and December 31, 2021, the carrying amounts of those intangible assets were $160 and $9,956, respectively.

In 2019, the Company decided not to engage in further development of ASLAN005 from ETPL and the global pivotal clinical trial testing varlitinib in biliary tract cancer did not meet its primary endpoints. As a result, the Company carried out a review of the recoverable amount of ASLAN005 and varlitinib and determined that the carrying amount was not recoverable. That review led to the recognition of an impairment loss of intangible assets $23,073,400 for the year ended December 31, 2019. Though the Company may decide to conduct exploratory research in the future, no resources have been allocated for its development and there is no guarantee that resources will be allocated in the future.

12.	OTHER PAYABLES

	December 31,	December 31,
	2020	2021
Payables for cash-settled share-based payment transactions (Note 19)	$1,073,593	$701,582
Payables for salaries and bonuses	1,492,325	1,387,416
Interest payables	735,510	142,083
Payables for professional fees	837,803	507,340
Others	141,178	79,488
	$4,280,409	$2,817,909

13.	BORROWINGS

	December 31,	December 31,
	2020	2021
Long-term borrowings - unsecured
Loans from government (a)	$7,494,665	$7,341,127
Other long-term borrowings (b)	4,060,357	19,521,647
Interest payables (a)	3,628,399	3,994,534
	$15,183,421	$30,857,308
Current borrowings - unsecured (b)
Loans from shareholders	$2,571,701	$-
Interest payables	329,270	-
	$2,900,971	$-
Current borrowings from related parties - unsecured
Loans from related parties (c)	$550,000	$-
Interest payables	67,912	-
	$617,912	$-

a.	Loans from government

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million (equivalent to $7,494,665 and $7,341,127 as at December 31, 2020 and 2021 respectively) to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%. Until the Company has fulfilled its repayment obligations under the Grant, the Company has ongoing update and reporting obligations to the EDB. In the event the Company breaches any of its ongoing obligations under the Grant, EDB can revoke the Grant and demand that the Company repay the funds disbursed to the Company under the Grant. There were no breaches as of December 31, 2020 and December 31, 2021.

As of December 31, 2020 and December 31, 2021, the amounts of funds disbursed to the Company plus accrued interest were $11,123,064 and $11,335,661, respectively.

b.	Other long-term borrowings

CSL Finance Pty Ltd.

On May 12, 2014, ASLAN Pharmaceuticals Pte. Ltd. obtained a loan facility of $4.5 million from CSL Finance Pty Ltd. The amount was based on 75% of research and development costs approved by CSL Finance Pty Ltd. at each drawdown period. The loan was repayable within 10 years from the date of the facility agreement. Interest on the loan was computed at 6% plus LIBOR, payable on a quarterly basis. Mandatory prepayment of the loan was required upon a successful product launch occurring before maturity of the loan.

As of December 31, 2020, the aggregate carrying amount including principal and accrued interest outstanding under CSL loan facility were $4,795,867. The CSL loan facility including principal and accrued interest was repaid in full on July 13, 2021.

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million, which is referred to as the Convertible Loan Facility. The Convertible Loan Facility had a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down on such facility. In October 2019, the Company drew down on $1.0 million under the Convertible Loan Facility. The Company had the option to repay the amounts owed at any time, subject to certain conditions. The redemption right of the Company and the convertible right of the lender are recognised as derivative financial instruments. Please refer to Note 8 - “Financial liabilities at fair value through profit or loss (FVTPL)”.

As of December 31, 2020, the aggregate carrying amount, including both the principal and outstanding accrued interest under the Convertible Loan Facility was $969,730.

On March 29, 2021, the Company exercised the early pre-redemption right and repaid the Convertible Loan Facility in full, including accrued interest and derecognised the derivative financial instruments.

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

In 2019, the Company drew down on $2.25 million under the loan facilities. In connection with the October/November 2019 Loan Facility, the Company issued warrants (collectively referred to as the “Warrants”). These Warrants entitle lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. The Warrants were exercisable only after the Company’s ordinary shares were delisted from TPEx, and were due to expire on the earlier of (i) the first anniversary of such TPEx delisting to be August 25, 2021 or (ii) expiry of the term of the October/November 2019 Loan Facility.

The Company was entitled to repay all or part of the loans at any time prior to expiry of the term and Company evaluated the pre-redemption right as derivative financial assets as disclosed in Note 8. As of December 31, 2020, the aggregate carrying amount including both the principal and outstanding accrued interest under the October/November 2019 Loan Facility were $2,549,153.

On March 22, 2021, the Company exercised the early pre-redemption right and repaid the October/November 2019 Loan Facility in full including accrued interest. At the same time, holders of Warrants amounting to $825,397 of the principal loan amount, purchased 2,045,355 ordinary shares (representing 409,071 ADSs) at an exercise price of $2.02 per ADS.

Loan and Security Agreement with K2 HealthVentures LLC

On July 12, 2021, ASLAN Pharmaceuticals Limited (the “Company”) and ASLAN Pharmaceuticals (USA) Inc. as borrowers entered into a Loan, Guaranty, and Security Agreement (the “K2HV Loan Agreement”) with K2 HealthVentures LLC (“K2HV”) as administrative agent, Ankura Trust Company, LLC as collateral agent. The borrowers’ obligations under the Loan Agreement are guaranteed by ASLAN Pharmaceuticals Pte. Ltd (“ASLAN Singapore”) and any future material subsidiaries and secured by substantially all of borrowers’, ASLAN Singapore’s and any future subsidiary guarantors’ assets, other than intellectual property.

The K2HV Loan Agreement provides for up to $45.0 million of delayed draw term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third traches in the aggregate amount of $10.0 million subject to the Company’s achievement of certain clinical milestones related to farudodstat (also known as ASLAN003) and eblasakimab (also known as ASLAN004) and (iii) an uncommitted fourth tranche of up to $15.0 million.

The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus 5.00% and (ii) 8.25% per annum. The monthly payments are interest-only until August 1, 2023, which may be extended to August 1, 2024, upon the Company’s achievement of certain clinical milestones. Subsequent to the interest-only period, the term loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. The Company paid the lenders a one-time $255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, the Company is obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. The Company may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

On July 12, 2021, the full first tranche of $20.0 million available at closing was drawn down. Due to the K2 Warrant described below, the fair value of the first tranche loan on July 12, 2021 was $19,311,676. Subsequent to the interest-only period from July 1, 2021 to July 31, 2023, the term loans will be payable in equal monthly instalments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. However, the interest-only period can be extended up to 36 months from the loan closing upon announcement of the achievement of positive data for the Company’s Phase 2b clinical study of eblasakimab in atopic dermatitis which is supportive of continued clinical advancement with a commercially viable product profile, as determined by K2HV in its reasonable discretion.

Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of the Company’s cash, goods, and other personal property, with the exception of (i) the Company’s registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) the Company’s equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. As of December 31, 2021, the Company is in full compliance with the loan agreement and there have been no events of default.

In connection with the closing of the loan facility, the Company issued a warrant to purchase ordinary shares (the “K2 Warrant”) to K2HV. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate term loan advances made to the Company from time to time divided by (ii) the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The total proceeds attributed to the K2 Warrant was approximately $688,324 based on the relative fair value as of the date of the drawdown. As the number of ADS to be issued under the cashless method will continue to vary dependent to the share price of the Company, the K2 Warrants do not meet the equity classification and are classified as liability and fair valued though profit and loss. As of December 31, 2021, the fair value of the K2 Warrant was revalued to $223,352 with the difference of $464,972 being recorded to the profit and loss. See Note 22 for more detail on assumptions used in the valuation of the K2 warrant.

See Note 25 for this subsequent event details for subsequent drawdowns.

c.	Unsecured borrowings from related parties

The terms of the unsecured borrowings from related parties are the same as the terms of the October/November 2019 Loan Facility as disclosed in Note 13 b. above. On March 29, 2021, the Company exercised the early pre-redemption right and repaid the unsecured borrowings from related parties, including accrued interest and derecognised the derivative financial instruments.

14.	EQUITY
a.	Ordinary shares

	December 31,	December 31,	December 31,
	2019	2020	2021
Number of ordinary shares authorised	500,000,000	500,000,000	500,000,000
Authorised par value of per share	NTD $ 10.0	US$ 0.01	US$ 0.01
Number of ordinary shares issued and fully paid	189,954,970	209,675,470	348,723,365
Number of equivalent ADSs issued and fully paid	37,990,994	41,935,094	69,744,673
Amount of ordinary shares authorised	NTD5,000,000,000	$5,000,000	$5,000,000
Amount of share capital par value issued and fully paid	$61,366,844	$61,826,237	$63,019,962
Amount of share capital surplus issued and fully paid	$108,800,191	$115,754,741	$213,098,729

Issuance of new ADS

On November 8, 2019, the Company filed registration statement on Form F-3 with the SEC for the follow-on offering in the United States of its ADSs representing ordinary shares was taken effective. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC on November 8, 2019, and the Company held the follow-on offering of its ADSs on December 3, 2019. The amount of ADSs sold in this offering was 5,893,206 ADS, representing a total of 29,466,030 ordinary shares. The offering price per ADS was $2.50, equivalent to a price per ordinary share of NT$15.24. The payment of this fundraising was fully collected as of December 6, 2019, and the record date for this capital increase was December 6, 2019.

On October 9, 2020, the Company filed a registration statement on Form F-3 with the SEC and entered into an ATM Sale Agreement, with Jefferies LLC, for an at the market offering in the United States of its ADSs representing ordinary shares. In accordance with the terms of the ATM Sales Agreement, the Company may offer and sell ADSs having an aggregate offering price of up to $50 million from time to time through Jefferies LLC, acting as sales agent. As of December 31, 2020, the Company had raised net proceeds $7.4 million by offering 19,720,500 ordinary shares (representing 3,944,100 ADS) under the ATM Sales Agreement.

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

As disclosed in Note 13b, the share capital was increased when holders of Warrants amounting to $825,397 of the principal loan amount of the October/November 2019 Loan Facility, purchased 2,045,355 ordinary shares (representing 409,071 ADSs) at an exercise price of $2.02 per ADS.

On August 6, 2021, the Company increased the ATM Sale Agreement, with Jefferies LLC whereby in accordance with the revised terms of the ATM Sale Agreement, the Company may offer and sell ADSs having an aggregate offering value of up to $85 million from time to time through Jefferies LLC, acting as sales agent. As of December 31, 2021, the Company had raised total net proceeds $21.5 million by issuing 44,314,860 ordinary shares (representing 8,862,972 ADSs) under the ATM Sales Agreement of which 19,720,500 ordinary shares (representing 3,944,100 ADSs) were issued from October 9, 2020 through December 31, 2020 for net proceeds of $7.4 million and 24,594,360 ordinary shares (representing 4,918,872 ADSs) were issued during the year ended December 31, 2021, for net proceeds of $14.1 million. As of December 31, 2021 and 2020, the Company had $62.8 million and $42.3 million, respectively, in proceeds available for sale under this ATM Sales Agreement.

Reduction of authorised share capital and Taiwan delisting

On September 4, 2020, the shareholders resolved to redenominate the authorised share capital of the Company from NT$5,000,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of NT$10.00 to US$165,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.33 each, by redenominating each ordinary share of a nominal or par value of NT$10.00 into each ordinary share of a nominal or par value of US$0.33 at an exchange rate of NT$1:US$0.03 (the "Redenomination").

The shareholders further resolved to reduce the authorised share capital, as a special resolution, conditional upon the receipt of an order of the Grand Court of the Cayman Islands approving the authorised capital reduction from US$165,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.33 each to US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each, subject to the Tenth Amended and Restated Memorandum of Association the Company. The authorised capital reduction was approved by the Grand Court of the Cayman Islands on November 16, 2020. The issued ordinary shares with reduced par value of US$0.01 entitle holders with the rights to vote and receive dividends.

In the same shareholders’ meeting on September 4, 2020, a majority of shareholders approved to convert aggregate total 130,488,940 Taiwan delisting ordinary shares to Nasdaq-listed ADS based on the conversion plan proposed by board of directors on July 17, 2020. Each ADS represents five of ASLAN Cayman’s ordinary shares, with the same shareholders’ right as other ADS holders. As of December 31, 2021, 337,297,360 ordinary shares (representing 67,459,472 ADSs) had been successfully converted to outstanding ADS based on a non-cash equity transaction. All the outstanding ordinary shares as of December 31, 2021 are fully paid.

b.	Retained earnings and dividends policy

Under ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman may declare dividends by ordinary resolution of ASLAN Cayman’s board of directors, but no dividends shall exceed the amount recommended by the directors of ASLAN Cayman.

ASLAN Cayman may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of ASLAN Cayman or invested in such investments as the directors of ASLAN Cayman may from time to time think fit. There were no dividends distributed in years 2019, 2020 and 2021.

15.MATERIAL LICENSE AGREEMENTS

 Almirall

In 2012, the Company originally entered into a global licensing agreement with Almirall to develop DHODH inhibitor, LAS186323, which the Company refers to as farudodstat, for rheumatoid arthritis (excluding any topical formulation), without upfront payments. Under the license agreement, the Company agreed to fund and develop farudodstat to the end of Phase 2 through a development program.

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialise farudodstat products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of December 31, 2020 and December 31, 2021, the Company did not accrue for the above contingent payments since the milestones had not been yet achieved.

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as eblasakimab) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialise eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of allergies conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialise eblasakimab products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. The Company is also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to the exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to the Company under the amended agreement. As of December 31, 2021, the Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis is still ongoing and the aforementioned milestones have not been met. The Company did not make any other payments related to the in-license agreements for the years ended December 31, 2020 and 2021.

Kyungnam Biopharma (previously known as BioGenetics Co. Ltd.)

In 2019, the Company entered into two licensing agreement with Kyungnam Biopharma to grant exclusive rights to commercialise varlitinib and farudodstat in South Korea in exchange for an upfront payment of $3 million and up to $11 million in sales and development milestone payments. The Company has no other performance obligation in addition to the license, and Kyungnam Biopharma will be responsible for obtaining initial and all subsequent regulatory approvals of farudodstat in South Korea. There were no transaction with Kyungnam Biopharma in 2020 or 2021.

Net revenue and cost of revenue

With regards to the two licensing agreements with Kyungnam Biopharma, the Company has no other performance obligation in addition to the licenses, and Kyungnam Biopharma will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib and farudodstat in South Korea. Since the Company has no other performance obligation in addition to the licenses, the Company recognised the upfront combined payments of US$3 million as revenue in 2019.

Under the in-license agreement to develop farudodstat with Almirall, Almirall is eligible to receive a payment of 10% (ten per cent) of the proceeds from the out-licensing of farudodstat. The related cost of revenue in the amount of $82,259 payment to Almirall and a payment of $325,000 to former South Korea licensee Hyundai in order to buy back the rights to commercialise varlitinib in South Korea was recognised as operating costs accordingly in 2019.

16.	LOSS BEFORE INCOME TAX
a.	Other income

	For the year ended December 31
	2019	2020	2021
ADS issuance contribution	$-	$587,736	$1,076,189
Government grants for research and development expenditures	-	165,699	-
Government subsidies	-	134,611	31,112
Others	-	-	771

	$-	$888,046	$1,108,072

ADS issuance contribution is other non-operating income receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary as part of the conversion of ordinary shares to ADS due to the Taiwan delisting in 2020 and issuance of new ADS. As of December 31, 2020 and December 31, 2021, the Company recognised a total $587,736 and $1,076,189, respectively as other non-operating income.

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

b.	Other gains and losses

	For the year ended December 31
	2019	2020	2021
Net foreign exchange (losses) gain	$(135,413)	$(210,647)	$512,450
(Loss) Gain on disposal of property, plant and equipment	(74,195)	968	-
Net (loss) gains on fair value changes of financial assets and liabilities at fair value through profit or loss	(46,985)	78,038	594,046
Loss on lease modification	(64,287)	-	-
Others	(6,678)	2,342	14

	$(327,558)	$(129,299)	$1,106,510

c.	Finance costs

	For the year ended December 31
	2019	2020	2021
Interest on government loans	$435,684	$431,143	$443,216
Interest on other long term borrowing	342,540	342,540	1,191,381
Interest on loans from shareholders	73,780	327,324	154,773
Interest on loans from related parties	13,571	105,899	50,074
Interest on lease liabilities	36,037	40,425	21,510
	$901,612	$1,247,331	$1,860,954

d.	Depreciation and amortization

	For the year ended December 31
	2019	2020	2021
Right-of-use assets	$267,948	$265,316	$264,804
Property, plant and equipment	173,056	29,757	14,856
Computer software	4,347	2,685	2,564
	$445,351	$297,758	$282,224

e.	Employee benefits expense

	For the year ended December 31
	2019	2020	2021
Short-term benefits	$5,628,025	$4,539,663	$6,940,900
Post-employment benefits	325,059	200,045	257,128
Share-based payments (Note 19)
Equity-settled	42,511	132,200	2,428,128
Cash-settled	1,272	213,636	(234,761)
Total employee benefits expense	$5,996,867	$5,085,544	$9,391,395
Employee benefits expense by function
General and administrative expenses	$4,210,477	$3,856,753	$5,718,646
Research and development expenses	1,786,390	1,228,791	3,672,749
	$5,996,867	$5,085,544	$9,391,395

17.	INCOME TAXES

Income Tax Recognised in Profit or Loss

	For the year ended December 31
	2019	2020	2021
Current tax expense/(benefit)
In respect of the current period	$462,713	$-	$-
Adjustments for prior periods	(54,711)	-	-
	$408,002	$-	$-

	2019	2020	2021
Loss before income tax	$(46,657,535)	$(16,971,289)	$(31,590,582)
Income tax benefit calculated at the statutory rate	(7,931,781)	(2,885,119)	(5,370,399)
Tax effect of income not taxable in determining taxable income	-	-	(464,439)
Non-deductible expenses in determining taxable income	4,115,850	84,196	648,651
Tax credits for research and development expenditures	(2,474,280)	(521,234)	(1,467,816)
Unrecognised loss carryforwards	5,980,036	3,022,607	6,044,928
Effect of different tax rates of group entities operating in other jurisdictions	322,888	299,550	609,075
Withholding tax	450,000	-	-
Adjustments for prior years’ tax	(54,711)	-	-
Income tax expense recognised in profit or loss	$408,002	$-	$-

The Company has unused tax losses of $207 million for fiscal year 2021 (fiscal year 2020: $164 million) available for offset against future profits. No deferred tax asset has been recognised in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused trade losses can be carried forward indefinitely.

a.	Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore

ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. In connection with the licensing agreements with Kyungnam Biopharma (previously known as BioGenetics) in February and March 2019, the Company collected upfront payments totaled $3,000,000 from Kyungnam Biopharma in total, which was subject to withholding taxes of 15% in compliance with local regulations in South Korea. The Company therefore recognised income tax expense at an amount of $450,000. Except for the above, ASLAN Pharmaceuticals Pte. Ltd. has no taxable income for the years ended December 31, 2019, 2020 and 2021 and Jaguahr Therapeutics Pte. Ltd. has no taxable income for the years ended December 31, 2020 and 2021, and therefore, no other provision for income tax is required.

c.	Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 20% and the corporate surtax rate of 5%.

The income tax returns through 2019 have been assessed by the tax authorities. ASLAN Pharmaceuticals Taiwan Limited has no taxable income for the years ended December 31, 2019, 2020 and 2021.

d.	Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the years ended December 31, 2019, 2020 and 2021, and therefore, no provision for income tax is required.

e.	Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the years ended December 31, 2019, 2020 and 2021, and therefore, no provision for income tax is required.

f.	China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the years ended December 31, 2019, 2020 and 2021, and therefore, no provision for income tax is required.

g.	United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%.

ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the years ended December 31, 2019, 2020 and 2021, and therefore, no provision for income tax is required.
18.	LOSS PER ORDINARY SHARE

	For the year ended December 31
	2019	2020	2021
Basic and diluted loss per ordinary share	$(0.29)	$(0.08)	$(0.10)
Basic and diluted loss per equivalent ADS	$(1.45)	$(0.40)	$(0.48)

Each ADS represents five ordinary shares. The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the year ended December 31
	2019	2020	2021
Loss used in the computation of basic and diluted loss per ordinary share	$(47,015,967)	$(16,197,889)	$(31,321,618)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	162,392,602	192,226,528	325,684,272
Weighted-average number of equivalent ADS in the computation of basic loss per ADS	32,478,520	38,445,306	65,136,854

19.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s 2014 employee share option plan (the “2014 Plan”), qualified employees of the Company and its subsidiaries were granted 6,670,356 options (representing 13,340,712 ordinary shares post share split) from July 2010 to July 2016. Under the Company’s 2017 employee share option plan (the “2017 Plan”), qualified employees of the Company and its subsidiaries were granted 825,833 options in September 2017. Each option entitles the holder to subscribe for one ordinary share of the Company. Options granted pursuant to the 2014 Plan and the 2017 Plan are all vested in full or expired as of December 31, 2021.

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants.

The maximum number of ordinary shares that may be issued under the 2020 EIP was originally 20,676,974 ordinary shares (an equivalent of 4,135,395 ADS of the Company, each ADS representing five ordinary shares). On December 15, 2020 and during the year ended December 31, 2021, 3,824,062 and 282,000 options were granted under the Company’s 2020 EIP, respectively. Each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for 10 years. No performance conditions were attached to the plan. No more than 62,030,922 ordinary shares (an equivalent of 12,406,184 ADSs) may be issued under the 2020 EIP upon the exercise of incentive stock options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.

In connection with the approval of the 2020 EIP, the Board determined that there will be no increase for January 1, 2021. The Board also determined that there will be an increase as 13,948,935 ordinary shares (an equivalent of 2,789,787 ADS) in the amount equal to 4% of the total outstanding ordinary shares as of December 31, 2021, among which 8,875,745 ordinary shares (an equivalent of 1,775,149 ADS) had been granted on January 1, 2022. If an award under the 2020 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP. Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of the Company’s ADSs.

Information on employee share options granted from the 2014 Plan is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS equals to 5 ordinary shares):

	For the Year Ended December 31
	2019		2020		2021
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	6,822,523	$1.41	6,670,356	$1.43	6,670,356	$1.43
Options forfeited	(32,167)	2.26	-	-	-	-
Options exercised	(120,000)	0.20	-	-	(572,500)	0.43
Balance at December 31	6,670,356	1.43	6,670,356	1.43	6,097,856	1.43
Options exercisable, end of period	6,670,356	1.43	6,670,356	1.43	6,097,856	1.43

Information on employee share options granted from the 2017 Plan is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS equals to 5 ordinary shares):

	For the Year Ended December 31
	2019		2020		2021
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	698,167	$1.28	501,167	$1.28	501,167	$1.28
Options forfeited	(197,000)	1.28	-	-	-	-
Options exercised	-	-	-	-	-	-
Balance at December 31	501,167	1.28	501,167	1.28	501,167	1.28
Options exercisable, end of period	501,167	1.28	501,167	1.28	501,167	1.28

Information on employee share options granted under the 2020 EIP is as follows. Each option entitles the holder to subscribe for one ADS of the Company:

	For the Year Ended December 31
	2020		2021
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	-	$-	3,824,062	$2.06
Options granted	3,824,062	2.06	282,000	3.24
Options forfeited	-	-	(81,000)	2.06
Options exercised	-	-	(3,500)	2.06
Balance at December 31	3,824,062	$2.06	4,021,562	$2.06
Options exercisable, end of period	-	$-	1,497,524	$2.06
Weighted-average fair value of each option granted		$1.62		$2.63

Information on outstanding options as of December 31, 2021 is as follows:

	July 2012	July 2013	July 2014	July 2015	July 2016	July 2017	Dec 2020	January-July 2021
Range of Exercise Price	$0.80	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28	$2.06	$2.35-$4.12
Weighted-average Remaining Contractual Life (Years)	0.4	1.4	2.4	3.4	4.4	5.4	9.08	9.36

Options granted in the 2014 Plan, the 2017 Plan, and the 2020 EIP were priced using the binomial option pricing model, and the inputs to the model were as follows:

	July 2012	July 2013	July 2014	July 2015	July 2016	July 2017	Dec 2020	January-July 2021
Grant-date share price	$1.25	$1.36	$1.36	$1.88	$2.26	$1.28	$2.22	$2.35-$4.12
Exercise price	$0.80	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28	$2.06	$2.35-$4.12
Expected volatility	52.25%	50.58%	50.86%	36.37%	39.34%	38.33%	66.25%	59.99% - 64.92%
Expected life (years)	10	10	10	10	10	10	10	10
Risk-free interest rate	1.61%	2.5%	2.58%	2.43%	1.46%	1.10%	0.92%	1.07%-1.69%

Expected volatility was based on the average annualised historical share price volatility of comparable companies before the grant date.

Compensation costs recognised for the years ended December 31, 2019, 2020 and 2021 were $42,511, $132,200 and $2,428,128 respectively.

Long Term Incentive Plan

On August 23, 2017 and February 1, 2018, the Company granted 1,462,000 and 104,000 ordinary shares (equivalent to 292,400 ADS and 20,800 ADS) bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP, respectively. The value of the 2017 LTIP, which was originally measured based on the quoted share price, was changed retrospectively at a 5:1 conversion ratio of the Taiwan share price to the ADS price due to the modification of the 2017 LTIP approved by the board of directors on July 30, 2018. On July 30, 2018, the Company granted 241,142 bonus entitlement units to the executive officers pursuant to the 2018 LTIP, and on July 30, 2019, the Company granted 491,020 bonus entitlement units to the executive officers pursuant to the 2019 LTIP.

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

Under the Company’s 2017 LTIPs, the respective quoted fair value of the awards on the grant date August 23, 2017 was $5.50 and February 1, 2018 was $8.04, based on the equivalent ADS price of the Company’s Taiwan share price respectively. Under the 2018 and 2019 LTIPs are based on the respective quoted fair value of the awards on the grant date July 30, 2018 was $7.90 and July 30, 2019 was $2.92, being the closing price of ADS, at those dates respectively.

283,501 units have been forfeited as of December 31, 2020 and December 31, 2021. The quoted fair value on the reporting date is based on the closing price per ADS of $1.83 and $1.12 as of December 31, 2020 and December 31, 2021, respectively.

Each bonus entitlement unit grants the holders of the LTIPs a conditional right to receive an amount of cash equal to the per-unit fair market value of the Company’s ordinary shares and ADSs, respectively, on the settlement date. The LTIPs qualify as cash-settled share-based payment transactions. The Company recognises the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

The Company recognised total expenses of $1,272 and $213,636 in respect of the LTIPs for the years ended December 31, 2019 and 2020 and recognised total benefit of $234,761 in 2021. As of December 31, 2020 and December 31, 2021, the Company recognised compensation liabilities of $1,073,593 and $701,582 as current (classified as other payables), respectively, and $111,990 and $0 as non-current, respectively.

The Company’s 2017 LTIP is described as follows:

	Number of ADSs units
	For the year ended December 31
	2019	2020	2021
Balance at January 1	295,867	232,000	215,133
Awards granted	-	-	-
Awards exercised	-	-	(13,867)
Awards forfeited	(63,867)	(16,867)	-
Balance at December 31	232,000	215,133	201,266
Balance exercisable, end of period	145,667	204,733	201,266

The Company’s 2018 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2019	2020	2021
Balance at January 1	241,142	168,089	142,445
Awards granted	-	-	-
Awards forfeited	(73,053)	(25,644)	-
Awards exercised	-	-	(9,928)
Balance at December 31	168,089	142,445	132,517
Balance exercisable, end of period	56,030	99,237	132,517

The Company’s 2019 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2019	2020	2021
Balance at January 1	-	491,020	386,950
Awards granted	491,020	-	-
Awards forfeited	-	(104,070)	-
Balance at December 31	491,020	386,950	386,950
Balance exercisable, end of period	-	128,983	257,967

20.	CAPITAL MANAGEMENT

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

As of December 31, 2021, there were no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 13 under K2HV Loan Agreement.

21.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statements of cash flows as cash flows from financing activities.

				Non-cash changes
	January 1, 2019	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfer)	Others*	Interest expense	December 31, 2019
Lease Liabilities – current	$-	$(36,037)	$(243,265)	$507,808	$-	$36,037	$264,543
Lease Liabilities – non-current	-	-	-	490,835	-	-	490,835
Long-term borrowings (Note 13)	13,974,794	-	-	2,697,574	(459,067)	852,004	17,065,305
Long-term borrowings from related parties (Notes 13 and 23)	-	-	-	552,426	179	13,571	566,176

				Non-cash changes
	January 1, 2020	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	December 31, 2020
Lease Liabilities – current	$264,543	$(37,935)	$(202,605)	$209,686	$35,445	$2,490	$271,624
Lease Liabilities – non-current	490,835	-	-	(209,686)	-	-	281,149
Current borrowings (Notes 13)	-	-	-	2,900,971	-	-	2,900,971
Current borrowings from related parties (Notes 13 and 23)	-	-	-	617,912	-	-	617,912
Long-term borrowings (Notes 13)	17,065,305	-	-	(2,900,971)	(81,920)	1,101,007	15,183,421
Long-term borrowings from related parties (Notes 13 and 23)	566,176	-	-	(617,912)	(54,163)	105,899	-

				Non-cash changes
	January 1, 2021	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)**	Others*	Interest expense	December 31, 2021
Lease Liabilities – current	$271,624	$(21,510)	$(353,649)	$281,149	$-	$21,510	$199,124
Lease Liabilities – non-current	281,149	-	-	(281,149)	-	-	-
Current borrowings (Note 13)	2,900,971	(484,043)	(2,571,701)	-	-	154,773	-
Current borrowings from related parties (Note 13 and 23)	617,912	(117,986)	(550,000)	-	-	50,074	-
Long-term borrowings (Note 13)	15,183,421	-	15,939,643	(688,324)	(124,827)	547,396	30,857,309
Other payable – interest payables (Note 12)	735,510	-	(1,680,628)	-	-	1,087,201	142,083

*	Others comprise mainly foreign currency translation differences. For lease liabilities, it also includes lease modifications and disposals.
**	Transfer from long-term borrowings represented transfer of fair value for warrants at inception

22.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value- hierarchy

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$-	$-	$137,926	$137,926
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$-	$-	$267,000	$267,000

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$-	$-	$223,352	$223,352

There were no transfers among Levels 1, 2 and 3 in the current and prior year.

2)	Valuation techniques and inputs applied for Level 3 fair value measurement

a)

As of December 31, 2020, the fair value of the Level 3 instruments were the derivative financial assets - pre-redemption right and the derivative financial liabilities - conversion right, which were embedded in the October/November 2019 Loan Facility. The fair values of those financial instruments are determined using binomial evaluation method with discount rate 15% assessing by market bond yield curve and risk-free rate premium. The historical volatility used for valuation was 89.84% during the past 1 year of 2020.

b)

As of December 31, 2021, the fair value of the Level 3 instrument was the derivative financial liabilities – K2HV warrants. The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. The historical volatility used for valuation was 160.3% during the past 1 year of 2021.

c.	Categories of financial instruments

	December 31,	December 31,	December 31,
	2019	2020	2021
Financial assets
Financial assets at fair value through profit or loss
Derivative financial assets	$68,256	$137,926	$-
Financial assets at amortised cost (1)	22,311,107	14,427,678	91,047,060
Financial assets at fair value through other comprehensive income
Equity instruments	132,160	-	-
Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	262,350	267,000	223,352
Financial liabilities at amortised cost (2)	21,963,089	24,228,678	36,090,421

1)	The balances include financial assets at amortised cost, which comprise of cash and cash equivalents and refundable deposits.

2)	The balances include financial liabilities at amortised cost, which comprise of trade payables, partial other payables, other current liabilities and long-term borrowings.

d.	Financial risk management objectives and policies

The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimise the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)	Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)	Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2020
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$458,878	0.7566	$347,190

Financial liabilities
Monetary items
SGD	S	$15,722,226	0.7566	$11,895,538

	December 31, 2021
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$837,336	0.7411	$620,563

Financial liabilities
Monetary items
SGD	S	$15,649,526	0.7411	$11,598,118

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar.

The following table details the Company’s sensitivity to a 5% increase in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

	For the year ended December 31
	2019	2020	2021
Profit or loss*
SGD	$(467,734)	$(577,417)	$(548,878)

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk

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

If interest rates had been 100 basis points higher and all other variables were held constant, the Company’s pre-tax loss for the years ended December 31, 2019, 2020 and 2021 would have increased by $151,896, $194,378 and $308,573, respectively.

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

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADS. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from December 31, 2021. However, the future viability of the Company depends on its ability to raise additional capital to finance its operations.

On February 25, 2021 and March 4, 2021, the Company had completed a private placement raising for gross proceeds of $18.0 million and closed a public offering with gross proceeds $69.0 million. Further, the Company has an ATM Sales Agreement with Jefferies LLC, pursusant to which it raised net proceeds of $14.1 million during the year ended December 31, 2021. As of December 31, 2021, the Company had $62.8 million in proceeds available for sale under this ATM Sales Agreement. Please refer to Note 14 for details.

23.	TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the companies and its subsidiaries which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.	Related party name and category

Related Party Name	Related Party Category

JANK Howden Pty Ltd	Related party in substance
Key Management Personnel	Key Management Personnel/Other

b.	Loans from related parties

Related Party Category/Name	December 31, 2020	December 31, 2021
Related party in substance / JANK Howden Pty Ltd	$500,000	$-
Key Management Personnel / Others	50,000	-
	$550,000	$-

Interest Payable

Related Party Category/Name	December 31, 2020	December 31, 2021
Related party in substance / JANK Howden Pty Ltd	$61,711	$-
Key Management Personnel / Others	6,201	-
	$67,912	$-

Interest expense

	For the year ended December 31
Related Party Category/Name	2019	2020	2021
Related party in substance / JANK Howden Pty Ltd	$12,337	$96,272	$45,522
Key Management Personnel / Others	1,234	9,627	4,552
	$13,571	$105,899	$50,074

The loans from the related parties are unsecured.

c.	Compensation of Key Management Personnel
	For the year ended December 31
Related Party Category/Name	2019	2020	2021
Short-term employee benefits	$2,918,180	$2,368,143	$2,881,215
Post-employment benefits	105,449	99,217	112,095
Share-based payments recognised	29,176	138,794	2,048,669
	$3,052,805	$2,606,154	$5,041,979

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

	For the year ended December 31
	2019	2020	2021
Out-licensing	$3,000,000	$-	$-

For the year ended December 31, 2019, there was revenue generated from out-licensing of commercialization rights in South Korea to Kyungnam Biopharma (previously known as Biogenetics) for varlitinib and farudodstat amounting to $3 million.

25.	OTHER ITEMS/SUBSEQUENT EVENTS

a.

On January 5, 2022, the Company drew down the second tranche of the loan facility provided by K2HV pursuant to the Loan Agreement. The second tranche milestone was completed, and the full funds were received on February 4, 2022. As a result of the drawdown of the second tranche of the loan facility, the number of ordinary shares exercisable under the K2 Warrant increased to 2.95% of $25 million, being the aggregate term loan advances at that date, divided by the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS), as detailed in Note 13.