Form 20-F
period 2022-12-31
ASLAN Pharmaceuticals Ltd
filed 2023-03-24
CIK 1722926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Cayman Islands

(Jurisdiction of incorporation)

3 Temasek Avenue Level 18 Centennial Tower

Singapore 039190

(address of principal executive offices)

Carl Firth

Chief Executive Officer

ASLAN Pharmaceuticals Limited

3 Temasek Avenue Level 18 Centennial Tower

Singapore 039190

Telephone: +65 6817 9598

E-mail: investor@aslanpharma.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing twenty-five ordinary shares, par value $0.01 per share	ASLN	The Nasdaq Capital Market
Ordinary shares, par value $0.01 per share *		The Nasdaq Capital Market *

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

Ordinary shares, par value $0.01 per share: 402,116,835 ordinary shares as of December 31, 2022, comprised of (i) 348,723,365 ordinary shares that are fully paid, issued and outstanding and (ii) 53,393,470 ordinary shares that are outstanding and have been issued to JPMorgan Chase Bank, N.A., as depositary, for future sales and issuances of ADSs, if any, as further described in this annual report.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

On March 13, 2023, we effected a change to the ratio of our American Depositary Shares (ADSs) to our ordinary shares from one ADS representing five ordinary shares to one ADS representing twenty-five ordinary shares (the ADS Ratio Change). Except as otherwise indicated, all information in this Annual Report does not give retroactive effect to the ADS Ratio Change.

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

Unless otherwise indicated, information contained in this Annual Report on Form 20-F concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this Annual Report on Form 20-F is generally reliable and is based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section of this Annual Report on Form 20-F titled “Item 3.D. – Risk Factors.”

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
•
If we are unable to regain compliance with the listing requirements of the Nasdaq Capital Market, our ADSs may remain delisted from the Nasdaq Capital Market which could have a material adverse effect on our financial condition and could make it more difficult for you to sell your shares.
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct the majority of our operations, and substantially all of our directors and executive officers reside, outside of the United States.
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

Not applicable

d.
Risk Factors.

An investment in our American Depositary Shares (ADSs) involves a high degree of risk. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and/or prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. In such an event, the market price of our ADSs or ordinary shares could decline and you may lose all or part of your investment. You should consider all of the risk factors described when evaluating our business.

Risks Related to Our Financial Condition and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred net losses in each year since our inception, including net losses of $17.0 million, $31.6 million and $51.4 million for fiscal years 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had an accumulated deficit of $227.0 million and $278.4 million, respectively.

We have devoted substantially all our financial resources to developing our product candidates and targeted discovery work, including preclinical development activities and clinical trials. We expect to continue to incur substantial expenses, losses and negative cash flows as we expand our development activities and advance our clinical programs, particularly with respect to our planned clinical development for eblasakimab (also known as ASLAN004) and farudodstat (also known as ASLAN003). If our product candidates are not successfully developed or commercialized, including because of a lack of capital, or if we do not generate enough revenue following marketing approval, we will not achieve profitability and our business may fail.

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

We had approximately $56.9 million of cash and cash equivalents as of December 31, 2022. As we are in the clinical research and development phase, we will be seeking future funding based on the requirements of our business operations. We intend to continue to explore various means of fundraising to meet our funding requirements to carry out our business operations, such as offerings of ADSs, follow-on offerings of ordinary shares, venture debt and shareholder loans. We may also use other means of financing such as out-licensing to generate revenue and cash. We have the ability to exercise discretion and flexibility to deploy our capital resources used in research and development activities according to the amount and timing of our financing activities. Accordingly, we believe that our existing cash and cash equivalents, including the proceeds from our recent private placement offering in February 2023, will enable us to fund our operating expenses and capital expenditure requirements and meet our obligations for at least the next twelve months from December 31, 2022. However, our future viability depends on our ability to raise additional capital to finance our operations. Regardless of our expectations as to how long our existing cash and cash equivalents will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. We may also incur expenses as we create additional infrastructure to support our planned commercialization efforts and our operations as a U.S. public company. In any event, we will require additional capital prior to completing pivotal studies of, filing for regulatory approval for, or commercializing farudodstat and eblasakimab.

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

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize eblasakimab and farudodstat. Any delay or setback in the development of eblasakimab or farudodstat could materially and adversely affect our business and operations and cause the price of our ADSs or ordinary shares to decline. Should our planned clinical development of eblasakimab and farudodstat fail to be completed in a timely manner or at all, we will need to acquire new preclinical product candidates, which will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for our product candidates will be completed in a timely manner in our current indications, or at all, or that we will be able to obtain approval for any of our product candidates from the U.S. FDA, or any comparable foreign regulatory authority.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have never completed a large scale pivotal clinical trial for any product candidates or submitted an NDA or a BLA to the U.S. FDA or similar drug approval filings to comparable foreign authorities.

Clinical testing is expensive and takes many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of subsequent clinical trials. We have a limited operating history and to date have not demonstrated our ability to complete large scale pivotal clinical trials.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors, including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we or any potential future collaborator may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Our future clinical trials may not be successful.

If any product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business may be materially harmed. For example, if the results of our ongoing Phase 2b clinical trial of eblasakimab in atopic dermatitis, our planned Phase 2 clinical trial of farudodstat in alopecia areata (AA) or any other clinical trials for our product candidates, demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of these product candidates, as well the price of our ADSs and ordinary shares and our ability to create shareholder value would be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the dropout rate among clinical trial participants. For example, we could be required to use a primary endpoint in our pivotal trials that is different from endpoints in our Phase 2 clinical trials, which could result in negative or less compelling efficacy results in pivotal trials despite promising results in Phase 2 clinical trials. We do not know whether any future clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to complete clinical development for any of our current or future product candidates, our ability to create long-term shareholder value will be limited.

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

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Material and adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ADSs or ordinary shares.

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

We may in the future spend our resources on other research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. Furthermore, if we do not accurately evaluate the commercial potential or target addressable market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

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

The time required to obtain approval by the U.S. FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our Phase 2b clinical trial of eblasakimab in atopic dermatitis will be sufficient to allow subsequent development or that the U.S. FDA or comparable foreign regulatory authorities will not require additional or different clinical trials prior to subsequent development of eblasakimab or that the required primary endpoints in subsequent pivotal trials or other clinical trials will not be different than those in Phase 2 clinical trials.

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

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failure to obtain regulatory approval to market our product candidates, which would harm our business, results of operations and prospects significantly.

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

Even if we obtain regulatory approval in the United States or other markets, the U.S. FDA or comparable foreign regulatory authorities, as applicable, may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Our product candidates, if approved, will also be subject to ongoing U.S. FDA and/or other applicable regulatory requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA or BLA is obligated to monitor and report AEs and any failure of a product to meet the specifications in the NDA or BLA, as applicable. The holder of an approved NDA or BLA must also submit new or supplemental applications and obtain U.S. FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with U.S. FDA rules and are subject to U.S. FDA review, in addition to other potentially applicable federal and state laws.

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

If we fail to comply with applicable regulatory requirements following approval of a product candidate, a regulatory agency may take a number of actions, including:

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

As of December 31, 2022, we had 34 full-time employees. In the future we may expand our employee base to increase our managerial, scientific, clinical, operational, financial and other resources, to add a sales and marketing function and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors.

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

In July 2021, we entered into a loan agreement with K2 HealthVentures LLC (K2HV) and certain parties related to K2HV, pursuant to which K2HV agreed to provide a four-year facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. In January, 2022, the conditions to the second tranche having been satisfied, we drew down the second tranche of $5 million in full and the funds were received in February 2022. Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of our cash, goods and other personal property, with the exception of (i) our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in Jaguahr Therapeutics Pte. Ltd (JAGUAHR). Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the K2HV Facility. As of December 31, 2022, the Company is in full compliance with the K2HV Facility and there have been no events of default.

Borrowings under the K2HV Facility can be used to advance the clinical development of farudodstat, eblasakimab, and general corporate purposes. The K2HV Facility includes customary affirmative and negative covenants applicable to us and our subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, cash management, dividends and other distributions. ASLAN Pharmaceuticals Pte. Ltd., a private company limited by shares formed under the laws of the Republic of Singapore, is the guarantor of the K2HV Facility. In addition, the K2HV Facility also includes customary events of default, including, but not limited to, failure to pay interest, principal and fees or other amounts when due, material misrepresentations or misstatements, covenant defaults, certain cross defaults to other material indebtedness, certain judgment defaults and events of bankruptcy or insolvency. Upon the occurrence and continuance of an event of default, the lenders may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the loan agreement and other loan documents.

If we are liquidated, the rights of our lenders to repayment would be senior to the rights of the holders of our ordinary shares including ordinary shares represented by ADSs to receive any proceeds from the liquidation. Any declaration by our lenders of an event of default could significantly harm our business and prospects and could cause the price of our ordinary shares and ADSs to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

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

In the ordinary course of our business, we and third parties upon which we rely process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including, but not limited to ransomware attacks, which could cause security incidents. Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent, continue to rise, are becoming increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malware (including as a result of advanced persistent threat intrusions), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, malicious code (such as viruses and worms), personnel misconduct or error, denial-of-service attacks (such as credential stuffing), credential harvesting, telecommunications failures, earthquakes, fires, floods, and other similar threats.

Ransomware attacks, in particular, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, past or future business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, CROs, CMOs, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

While we have security measures designed to protect against security incidents and detect vulnerabilities, there can be no assurance that these measures will be effective. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security incidents or other unauthorized disclosure or access of data. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead adverse consequences.

If we (or a third party upon whom we rely) experience a security incident, or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions to our operations (including availability of data); financial loss; and other similar harms. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages, or claims if we fail to comply with applicable data privacy and security obligations.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Our operations could be subject to natural disasters, health pandemics or epidemics and other business disruptions, which could have a material adverse effect on our business, results of operation and financial condition.

Some of our operations, including in particular some of our clinical trials, are being conducted across areas that may be prone to natural disasters, such as earthquakes, cyclones, monsoons and floods, which could cause interruptions to our operations. We do not have a disaster recovery or business continuity plan in place to cover such natural disasters and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service providers’ disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

Our business could continue to be adversely affected by the effects of health pandemics or epidemics, including the effects of the COVID-19 pandemic, and other recent outbreaks of diseases, such influenza A, avian influenza, and severe acute respiratory syndrome. The COVID-19 pandemic resulted in travel restrictions, quarantine orders and other restrictions by governments to reduce the spread of the disease. The effects of restrictions imposed in the event of a reoccurrence of the COVID-19 pandemic or of other health pandemics or epidemics, and our related workplace policies, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities, or the availability or cost of materials, which would disrupt our supply chain. While many of these materials may be obtained by more than one supplier, port closures and other restrictions resulting from the coronavirus outbreak in the region or other regions may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates.

In addition, our clinical trials have been affected by the COVID-19 pandemic. Site initiation and patient enrollment has been, and if there is a reoccurrence of the pandemic may be further, delayed due to prioritization of hospital resources toward the pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, if there is a reoccurrence of the pandemic, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be delayed or disrupted.

The COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, the pandemic has caused disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.

The effects of the COVID-19 pandemic continue to evolve. The ultimate impact of the COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, or the operations of third parties on whom we rely.

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
•
Changes in macroeconomic conditions or a specific country’s or region’s political or economic environment, including bank failures;
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

We are subject to stringent and changing U.S. and foreign laws, regulations, rules, contractual obligations, policies obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigations; fines and penalties; a disruption of our business operations; reputational harm; and other adverse business consequences.

In the ordinary course of business, we collect, receive, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and store (collectively, processing) personal data and other sensitive data, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, and employee and patient data (collectively, sensitive data).

Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including health information privacy laws, data breach notification laws, personal data privacy laws, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health data. In addition, the California Consumer Privacy Act of 2018 (CCPA) applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents. In addition, the California Privacy Rights Act of 2020 (CPRA) expands the CCPA’s requirements, for example by establishing a new California Privacy Protection Agency to implement and enforce the law and adding a new right for individuals to correct their personal information.

Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, because we are headquartered in Singapore, we may be subject to Singapore’s Personal Data Protection Act of 2012 (PDPA), which generally requires covered organizations to provide notice and obtain consents prior to the collection, use, or disclosure of personal data. The PDPA also provides individuals with certain rights regarding their personal data and imposes certain compliance obligations related to accountability, protection, transfer, and permitted uses of personal data.

Additionally, foreign jurisdictions have enacted statutes imposing strict requirements for processing personal data. such as the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s GDPR (UK GDPR), and Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA).

For example, under the EU GDPR, companies may face temporary or definitive bans on data processing, other corrective actions, fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater, or private litigation related to processing of personal data brought by classes of data subject or consumer protection groups authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we may face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors, and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the EU GDPR’s and/or the UK GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), ligation (including class-action claims), additional reporting requirements and/or oversight, orders to destroy or not use personal data, the inability to process sensitive data, regulatory scrutiny, disruptions to our operations (including our ability to conduct clinical trials), diversion of time and effort, and/or adverse publicity and could negatively affect our operating results and business. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

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

Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being invalidated, rendered unenforceable, narrowed or deemed as not infringing. Also, a third party may challenge our ownership of patents and patent applications assigned to us, or may challenge our exclusive rights to patents and patent applications that we license from third parties. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from circumventing our patents by developing products similar to or competing with our product candidates. If the patent applications we hold with respect to our product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop them, and threaten our ability to commercialize any resulting products. We cannot offer any assurances about which, if any, applications will issue as patents or whether any issued patents will be found not invalid and not unenforceable or will go unthreatened by third parties. In addition, due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, patent applications by third parties can result in an interference proceeding in the United States being invoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications or patents.

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

Moreover, some of our owned patents and patent applications are, and may in the future be, co-owned with third parties. For example, under our license agreement with CSL Limited (CSL) we and CSL co-own certain intellectual property that we jointly developed prior to the completion of the single ascending dose clinical trial for eblasakimab. While we currently have an exclusive license to CSL’s rights under such co-owned intellectual property, if we are unable to maintain such exclusive license, or if we are unable to obtain and maintain an exclusive license to any of our other third-party co-owners’ rights under any intellectual property that we co-own, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to license and/or enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

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

We have never, as an organization, commercialized a product and there is no guarantee that we will be able to do so successfully. We will need to establish a commercial team and hire sales forces in the geographies where we are permitted and intend to market our drugs. We will also need to develop a marketing team and strategy in order to successfully market and sell our product candidates, which will require significant time and resources and the development of our ability to market and sell our product and generate revenues from our product candidates may be delayed or limited. We cannot assure you that our sales efforts will be effective or produce the results we expect. We will be competing with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. Further, we may face difficulties or delays in obtaining and maintaining the required licenses and permits to sell our product candidates in individual states and jurisdictions. If the commercialization of any of our product candidates is unsuccessful or perceived as disappointing, the price of our ADSs or ordinary shares could decline significantly and the long-term success of the product and our company could be harmed.

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

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers of raw materials that we use to manufacture our product candidates and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

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

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our development platform, knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from multinational pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, universities and other research institutions worldwide. For example, there are several therapies currently in clinical development or awaiting regulatory approval for atopic dermatitis, including lebrikizumab being developed by Dermira, Inc./Eli Lilly and Company. In addition, dupilumab, developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc., and tralokinumab, developed by Leo Pharma A/S, are approved for the treatment of moderate-to-severe atopic dermatitis.

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
•
The duration of, and our ability to protect, intellectual property rights related to our product candidates;
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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively PPACA) which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of PPACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the PPACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by U.S. Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and the procedures which utilize such products. In the United States, the principal decisions about reimbursement for new medicines, and the procedures which utilize new medicines, are typically made by the Centers for Medicare & Medicaid Services (CMS), as CMS decides whether and to what extent a new medicine, and procedures which utilize a new medicine, will be covered and reimbursed under Medicare. Private payors may follow CMS, but have their own methods and approval processes for determining reimbursement for new medicines, and the procedures that utilize new medicines. It is difficult to predict what CMS or other payors will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

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

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The COVID-19 pandemic and the ongoing conflict between Ukraine and Russia, for example, have negatively affected the stock market and investor sentiment and this has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

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

If we are unable to regain compliance with the listing requirements of the Nasdaq Capital Market, our ADSs may remain delisted from the Nasdaq Capital Market which could have a material adverse effect on our financial condition and could make it more difficult for you to sell your shares.

Our ADSs were previously listed on the Nasdaq Global Market, and we were therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly held ADSs, market value of listed ADSs, minimum bid price per ADS, and minimum shareholders’ equity, among others, and requirements relating to board and committee independence.

On March 28, 2022, we received a notice from Nasdaq that we were not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5450(a)(1) (the Minimum Bid Price Requirement). The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until September 26, 2022, to regain compliance with the Minimum Bid Price Requirement by having the minimum bid price of our ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days. The notice had no immediate effect on the listing of our ADSs, and our ADSs continued to trade on the Nasdaq Global Market under the symbol “ASLN” at such time.

We did not expect to regain compliance by September 26, 2022 and on September 14, 2022, we applied to transfer our listing to the Nasdaq Capital Market and are required to meet the continued listing requirement for market value of publicly held ADSs and all other initial listing standards for the Nasdaq Capital Market, except for the Minimum Bid Price Requirement. Upon transfer to the Nasdaq Capital Market, which transfer became effective on September 29, 2022, we were afforded an additional 180 calendar day period, or until March 27, 2023, to regain compliance with the Minimum Bid Price Requirement. In addition, we notified Nasdaq of our intent to cure the deficiency during the second compliance period.

In order to regain compliance with the Minimum Bid Price Requirement, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing five ordinary shares to one ADS representing twenty-five ordinary shares on March 13, 2023. As a result, the bid price of our ADSs increased proportionally and we expect to regain compliance with the Minimum Bid Price Requirement by March 27, 2023. If we do not regain compliance with the Minimum Bid Price Requirement by March 27, 2023, our ADSs will become subject to delisting. In the event we receive notice that our ADSs are being delisted, the Nasdaq listing rules permit us to appeal a delisting determination to a hearings panel.

There can be no assurance, however, that we will be able to regain compliance with the Minimum Bid Price Requirement, and even if we do, there can be no assurance that we will be able to maintain compliance with the continued listing requirements for the Nasdaq Capital Market or that our ADSs will not be delisted in the future. In addition, we may be unable to meet other applicable listing requirements of the Nasdaq Capital Market, including maintaining minimum levels of shareholders’ equity or market values of our ADSs in which case, our ADSs could be delisted notwithstanding our ability to demonstrate compliance with the Minimum Bid Price Requirement.

Delisting from the Nasdaq Capital Market may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our ADSs. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and substantially all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Eleventh Amended and Restated Memorandum and Articles of Association (Articles), the Companies Act (as amended) of the Cayman Islands (the Companies Act), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

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

Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs or ordinary shares. If any of our large shareholders or members of our management team sell substantial amounts of our securities in the public markets, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

For example, there are a large number of ordinary shares or ADSs underlying the pre-funded warrants and warrants issued in our recent private placement offering in February 2023. As of February 28, 2023, the outstanding pre-funded warrants and warrants, assuming full exercise, would be exercisable into an aggregate of 328,947,245 of our ordinary shares (or the equivalent of 65,789,449 ADSs) which would result in dilution to our shareholders and holders of our ADSs. Further, the sale of the ADSs underlying such pre-funded warrants and warrants may adversely affect the market price of our ADSs.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for our ADSs (the deposit agreement). Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. After we notify the depositary of the agenda for the shareholders’ meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you once they are available. We have agreed to give the depositary at least 35 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement, to the extent we have provided the depositary with at least 35 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from you, you shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by your ADSs as desired. However, no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless we have provided the depositary with an opinion of our counsel to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands laws, rules, regulations or permits, (c) the voting arrangement and deemed instruction will be given effect under Cayman Islands laws, rules, regulations and permits, and (d) the granting of such proxy will not under any circumstances result in the depositary being treated as the beneficial owner of ADSs under Cayman Islands laws, rules, regulations or permits.

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

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the market value of our ordinary shares), and the nature of our business, we believe that we were a PFIC for the taxable year ended December 31, 2022. There can be no assurance regarding our PFIC status for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are “U.S. Holders”, and having interest charges apply to distributions by us and the proceeds of share sales and having to comply with certain reporting requirements. As used in this discussion, the term U.S. Holder has the meaning given it in the second paragraph of the discussion under “Item 10.E Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, while we will consider providing the information necessary for U.S. Holders to make qualified electing fund (QEF) elections if we are classified as a PFIC, we provide no assurance that we will do so, in which case such QEF elections would not be available for a U.S. Holder.

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

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018, under the trading symbol “ASLN” and on September 29, 2022, we transferred to The Nasdaq Capital Market and continued trading under the same trading symbol “ASLN.” As a U.S. public company, we have incurred significant legal, accounting and other expenses that we did not incur previously, and we will incur additional expenses after we no longer qualify as an EGC. We expect that we will no longer qualify as an EGC on December 31, 2023. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we will be required to furnish a report by our senior management on our internal control over financial reporting and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We expect that we will no longer qualify as an EGC on December 31, 2023. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Management is required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We expect that we will no longer qualify as an EGC on December 31, 2023. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Item 4. Information on the Company

A.
History and Development of the Company.

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014. Our ADSs have been listed on The Nasdaq Global Market (Nasdaq) since May 2018. On September 29, 2022 we transferred to The Nasdaq Capital Market and continued trading under the same trading symbol “ASLN”.

Our principal executive offices are located at 3 Temasek Avenue Level 18 Centennial Tower Singapore 039190. Our telephone number at that address is +65 6817 9598. Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. 10 East 40th Street 10th Floor, New York, New York 10016, and the telephone number is +1 212 947 7200. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a corporate website at www.aslanpharma.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document. We have included our website address in this document solely as an inactive textual reference.

Under ASLAN Pharmaceuticals Limited, there are several legal entities as our fully owned subsidiaries and investment in associates. Our fully owned subsidiaries, ASLAN Pharmaceuticals Pte. Ltd., ASLAN Pharmaceuticals Australia Pty Ltd., ASLAN Pharmaceuticals Hong Kong Limited, ASLAN Pharmaceuticals (Shanghai) Co. Ltd. and ASLAN Pharmaceuticals (USA) Inc. were incorporated in Singapore, Australia, Hong Kong, China and the United States in April 2010, July 2014, July 2015, May 2016 and October 2018 respectively.

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

We are currently conducting a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis (AD). We expect to report topline data from the Phase 2b trial in early July 2023. In September 2021, we announced topline data from our Phase 1 multiple ascending dose (MAD) study, conclusively establishing proof of concept for eblasakimab in AD, and supporting a potentially differentiated safety and efficacy profile.

We are also developing farudodstat (also known as ASLAN003), an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be a best-in-class therapy in autoimmune disease. Inhibition of DHODH is demonstrated to have anti-inflammatory and immunomodulatory effects that are selective towards rapidly proliferating lymphocytes, making it an attractive target for immune-mediated inflammatory diseases, such as alopecia areata (AA). We are planning to conduct a Phase 2 clinical trial in AA starting in the second quarter of 2023.

Our Product Candidates

The following table summarizes our product candidate pipeline and discovery programs:

We hold global rights to all of our product candidates with the exception of farudodstat, for which Kyungnam Biopharma (previously known as BioGenetics) acquired rights for the Republic of Korea (South Korea).

Eblasakimab. Eblasakimab is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering signs and symptoms of AD, such as redness and itching of the skin. In March 2021, we announced interim results from a Phase 1 MAD study, reporting data on the 3 dose escalation cohorts – cohorts 1 (200mg), 2 (400mg) and 3 (600mg) - with subcutaneous administration once weekly for 8 weeks. Eblasakimab demonstrated a statistically significant improvement versus placebo in the primary efficacy endpoint of percent change from baseline in the Eczema Area and Severity Index (EASI) (at 8 weeks) and also showed statistically significant improvements in other key efficacy endpoints, including EASI-50, EASI-75, peak pruritus and Patient Oriented Eczema Measure (POEM). In addition, eblasakimab was well-tolerated with no major safety concerns.

In the first quarter of 2022, we initiated a Phase 2b study in moderate-to-severe AD patients. We expect to report topline data from the Phase 2b trial in early July 2023. In the fourth quarter of 2022, we initiated a Phase 2 study of eblasakimab in moderate-to-severe AD patients previously treated with dupilumab. We expect to report topline data from this Phase 2 trial in first quarter of 2024. We are also currently evaluating the potential use of eblasakimab in other diseases driven by type 2 inflammation.

Farudodstat. Farudodstat is an orally administered, small-molecule inhibitor of dihydroorotate dehydrogenase (DHODH) and has been investigated in three phase 1 clinical studies in healthy volunteers, and one Phase 2 study in patients with acute myeloid leukemia (AML). The high potency and selectivity of farudodstat, and the favorable safety profile demonstrated in clinical studies to date, may offer best-in-class potential as a treatment for autoimmune conditions. We plan to investigate farudodstat in a Phase 2 clinical study for the treatment of alopecia areata with the study expected to initiate in the second quarter of 2023.

Additional Pipeline Programs. We have established a joint venture called JAGUAHR Therapeutics Pte. Ltd. with Bukwang Pharmaceutical Co., Ltd. (Bukwang), a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR), an immune checkpoint inhibitor. Our shareholding in JAGUAHR Therapeutics Pte. Ltd. in April 2021 was diluted from 55% to 35%, as a result of which, we no longer held a majority interest.

Our Product Candidates

Eblasakimab (ASLAN004)

Eblasakimab is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1). Eblasakimab is currently in clinical development, and we are not aware of any other antibodies in clinical development targeting IL-13Rα1. By targeting IL-13Rα1, which forms the type 2 receptor complex with IL-4Rα, eblasakimab potently inhibits signaling of both interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering the signs and symptoms of atopic dermatitis, such as redness and itching of the skin, as well as signs and symptoms of asthma such as shortness of breath, wheeze and cough. Dupilumab is marketed by Sanofi/Regeneron for moderate-to-severe atopic dermatitis, moderate-to-severe asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic eosophagitis (EoE) and prurigo nodularis (PN) and is in development for other type 2 driven diseases including chronic spontaneous urticaria (CSU). As we target the same pathways as dupilumab, we believe eblasakimab can follow a similar regulatory path. We believe eblasakimab has the potential to become a first-in-class inhibitor of the IL-13 receptor and best-in-disease for atopic dermatitis and other type 2 driven allergic disease. By targeting IL-13Rα1, rather than IL-4Rα, we believe eblasakimab has the potential to offer a differentiated profile, including competitive efficacy, lower dosing frequency and a favorable side effect profile.

In the first quarter of 2021, we announced the positive interim readout of our Phase 1 multiple ascending dose (MAD) trial which was then followed by the release of our topline results in the third quarter of 2021. In the first quarter of 2022, we initiated a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis patients. We expect to report topline data from this trial in early July 2023.

In the future, we may also develop eblasakimab in other type 2 driven inflammatory indications, such as eosinophilic esophagitis, chronic spontaneous urticaria and prurigo nodularis.

We licensed worldwide rights for eblasakimab from CSL Limited (CSL) in May 2014.

Mechanism of Action

Eblasakimab has stronger binding to its target receptor than dupilumab relative to ligands IL-13 and IL-4 respectively. Eblasakimab has a 60-fold higher affinity for the IL-13Rα1 than IL-13, whereas dupilumab only has a three-fold higher affinity for the IL-4Rα than its ligand IL-4. This greater affinity difference between ligand and receptor binding may translate to a lower required concentration of eblasakimab, compared to dupilumab, and may provide improved dosing frequency and efficacy.

While dupilumab can indirectly block IL-13 signaling via the IL-4Rα subunit, eblasakimab’s direct binding of IL-13Rα1 has the potential for more efficient blockade of the type 2 receptor compared to binding the IL-4Rα subunit. Formation of the type 2 receptor complex occurs in 2 steps: the first step involves ligand binding to its receptor and the second step involves the bound receptor binding to the partner receptor to form the type 2 receptor heterodimer. Step 1 is a weaker, lower affinity interaction and a rate limiting step while step 2 is a high affinity interaction. By directly blocking the rate limiting step, eblasakimab has the potential to provide more efficient blockade of IL-13 signaling versus dupilumab which interferes with step 2, a high affinity interaction. This may translate to lower required concentrations in vivo and may provide improved dosing frequency and efficacy.

Unlike dupilumab, eblasakimab does not bind to the type 1 receptor, which contains the IL-4Rα but not IL-13Rα1. We believe that by avoiding inhibition of the type 1 receptor, eblasakimab may have fewer side effects than dupilumab, which does bind the type 1 receptor.

Advantages

We believe that eblasakimab has the potential to be a best-in-disease therapy:

•
Validated mechanism with the potential for greater efficacy than IL-13 selective and IL-4 selective inhibitors. IL-13 selective inhibitors, such as lebrikizumab and tralokinumab, have shown mixed efficacy in treating allergic inflammation. We believe that agents that can block the activity of both IL-4 and IL-13 will be more efficacious as redundancy in signaling is removed by blocking type 2 receptor signaling. Dupilumab was shown to be effective in treating moderate-to-severe atopic dermatitis. Eblasakimab and dupilumab share the same mechanism of action by blocking IL-4 and IL-13 signaling through the type 2 receptor. In our Phase 1 MAD clinical trial, the mean change from baseline in EASI in the active arm was 65% versus 27% in the placebo arm after 8 weeks of treatment with eblasakimab in the modified Intent-to-Treat (mITT) population. 69% of patients in the active arm achieved EASI-75 versus 15% of patients on the placebo arm. We believe the efficacy may continue to improve with dosing beyond 8 weeks.

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
•
Potential for improved safety profile. In published clinical studies in atopic dermatitis, dupilumab demonstrated persistent conjunctivitis in 5-28% of patients, often requiring topical ocular treatment with tacrolimus or steroids. As well as blocking the type 2 receptor, dupilumab also blocks the type 1 receptor, which may drive certain T cells to release pro-inflammatory cytokines, which may be responsible for these high rates of conjunctivitis. Treatment with eblasakimab may result in lower rates of conjunctivitis as it only blocks the type 2 receptor and does not block the type 1 receptor.
•
Potential for increased drug stability. Dupilumab can be stored for a maximum of 14 days at room temperature (25°C or 77°F) and cannot be stored above room temperature. As dupilumab can be self-administered, it may require special storage and handling when travelling. Eblasakimab may have increased drug stability and therefore greater storage flexibility.
•
Potential for rapid control of itch: In addition to driving inflammation in AD patients, IL-4 and IL-13 can enhance the neuronal itch response via the type 2 receptor expressed on itch-specific sensory neurons. Through blockade of the type 2 receptor, eblasakimab could potentially decrease sensitivity to itch and provide rapid itch relief in AD patients. In translational studies of ex vivo human sensory neurons, eblasakimab significantly reduced neuronal responses to IL‑4, IL‑13, and their combination by an average of 40% (p<0.0001). These results provide a molecular basis for the significant reduction of pruritus scores observed in eblasakimab-treated moderate-to-severe AD patients in the Phase 1b clinical trial.

Market Opportunity

Market Opportunity in Moderate-to-Severe Atopic Dermatitis

Atopic dermatitis is the most common form of eczema, affecting over 200 million patients worldwide, characterized by red inflamed skin and severe daytime and nighttime itching, which can severely impact patients’ quality of life. Over 30% of atopic dermatitis patients are considered moderate-to-severe, for which currently available therapeutics are limited and management is challenging in the majority of cases.

Treatment options for patients with mild-to-moderate disease have historically focused on topical therapies including topical steroids and topical calcineurin inhibitors. In December 2016, the U.S. FDA granted approval for crisaborole (developed by Pfizer Inc.), a topical treatment for mild-to-moderate atopic dermatitis. In March 2017, the U.S. FDA granted approval for dupilumab (developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc.) for adults with moderate-to-severe atopic dermatitis. Until recently, dupilumab was the only approved biologic therapy available and has been driving significant growth in the market, which is expected to reach $39 billion by 2031. Dupilumab is currently approved for the treatment of atopic dermatitis in adults and pediatric patients 6 months of age or older. In December 2021, tralokinumab (Leo Pharma A/S) was approved by the FDA for adults with moderate-to-severe atopic dermatitis. However there remains a significant unmet need, with only 35% of patients treated with dupilumab achieving an optimal response and conjunctivitis reported in 5-28% to patients in clinical practice.

In 2022, two small molecule inhibitors of Janus kinase (JAK), abrocitinib (Pfizer Inc.) and upadacitinib (AbbVie Inc), were approved by the U.S. FDA for treatment of moderate-to-severe atopic dermatitis, however their use is limited to patients with refractory, moderate-to-severe AD whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies is inadvisable. Abrocitinib is currently approved for the treatment of atopic dermatitis in adults and upadacitinib is approved for the treatment of atopic dermatitis in adults and pediatric patients 12 years of age and older. Moreover, abrocitinib and upadacitinib carry three black box warnings for safety: higher rates of cardiovascular events such as heart attack or stroke, cancer, and blood clots.

Market Opportunity in Type 2 Driven Diseases

The type 2 immune response is dominant against environment-related antigens. While important in protection against helminths and in tissue repair, uncontrolled type 2 responses are implicated in allergy and atopic diseases. The type 2 response is orchestrated by key cytokines IL-4, IL-5 and IL-13 which are produced by type 2 T helper cells and type 2 innate lymphoid cells. This results in production of Immunoglobulin E (IgE) and activation of mast cells and eosinophils. Several conditions including asthma, atopic dermatitis, allergic rhinitis, eosinophilic gastrointestinal disorders are driven by type 2 inflammation and can be grouped as type 2 driven diseases. The market for type 2 driven diseases is large and continues to grow with over 500 million patients affected worldwide.

The development of dupilumab has demonstrated the importance of IL-4 and IL-13 signaling in multiple type 2 driven diseases. By targeting the IL-13 receptor, we believe eblasakimab has the potential to be an effective treatment in a similar range of diseases.

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

Multiple Ascending Dose Clinical Trial in Moderate-to-Severe Atopic Dermatitis

In October 2019, we initiated a MAD clinical trial testing eblasakimab in moderate-to-severe AD patients. The randomized, double-blind, placebo-controlled trial evaluated three doses (200mg, 400mg and 600mg) of eblasakimab delivered weekly via subcutaneous injection, with approximately 8 patients in each cohort. Based on a review of blinded safety data completed in January 2021, the highest dose, 600mg, was selected for the expansion cohort, which recruited 27 additional patients. Patients were dosed weekly for eight weeks to determine safety and the efficacy of eblasakimab. The primary endpoint was safety and tolerability. Secondary endpoints included efficacy at eight weeks as measured by improvement in the Eczema Area and Severity Index (EASI) score, EASI-50, EASI-75, Investigators Global Assessment (IGA), pruritis numeric rating scale (P-NRS) and Patient-Oriented Eczema Measure (POEM).

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

Eblasakimab MAD Design in Moderate-to-Severe Atopic Dermatitis

Adult moderate-to-severe atopic dermatitis patients
(N ≈ 50)
Cohort 1
200mg QW
ASLAN004 N ≈ 6
placebo N ≈ 2
Cohort 2
400mg QW
ASLAN004 N ≈ 6
placebo N ≈ 2
Cohort 3
600mg QW
ASLAN004 N ≈ 6
placebo N ≈ 2
Cohort 4 (expansion)
600mg QW
ASLAN004 N ≈ 18
placebo N ≈ 9

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

In September 2021, we announced positive topline data from the completed study conclusively establishing proof-of-concept for eblasakimab in AD. Efficacy analysis was performed on a modified Intent-to-Treat (mITT) population, excluding 9 patients from a single site because their eligibility could not be confirmed and was pre-specified and defined prior to unblinding. In both ITT and mITT populations, eblasakimab achieved a statistically significant improvement versus placebo in the primary efficacy endpoint of percent change from baseline in the Eczema Area Severity Index (EASI), and, although the study was not designed to do so, also showed statistically significant improvements in other key efficacy endpoints, such as EASI-50, EASI-75 and POEM.

In the mITT population, the average reduction from baseline in EASI at 8 weeks was 65% (n=16) compared to 27% (n=13) for patients on placebo (one-sided p-value of 0.014), and 69% achieved EASI-75 versus 15% on placebo (one-sided p-value of 0.005). 44% of patients achieved Investigator's Global Assessment (IGA) of 0 or 1 versus 15% on placebo. Peak pruritus improved by an average of 49% (n=16) relative to baseline at 8 weeks compared to 6% for patients on placebo.

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

The study has enrolled approximately 300 adult patients across over 80 sites in the United States, Europe and Asia and consists of a 16-week treatment period and 12-week safety follow-up period. The primary efficacy endpoint is percentage change in EASI score from baseline to Week 16. Other key secondary endpoints at Week 16 include proportion of patients achieving EASI score reductions of 50% (EASI-50) or 75% (EASI-75), validated IGA (vIGA) of clear or almost clear (IGA 0/1 response on 5-point scale), and reductions in P-NRS, and various patient reported outcomes including POEM, as well as safety and tolerability. The topline data readout is expected to be in early July 2023.

Phase 2 Trial in Moderate-to-Severe Atopic Dermatitis Patients Previously Treated with Dupilumab

TREK-DX is a randomized, double-blinded, placebo-controlled Phase 2 trial to evaluate the efficacy of eblasakimab in dupilumab-experienced moderate-to-severe AD patients. Due to the growing use of dupilumab in moderate-to-severe AD patients, this study is designed to establish the potential of eblasakimab in patients who have discontinued dupilumab treatment for any reason, including inadequate control of AD, loss of access or an adverse event.

The study is expected to enroll approximately 75 patients randomized 2:1 to receive either eblasakimab 400mg every week or placebo and will consist of a 16-week treatment period and 8-week safety follow-up period. The primary efficacy endpoint is percentage change in EASI score from baseline to Week 16. Other key secondary endpoints at Week 16 include proportion of patients achieving EASI score reductions of 50% (EASI-50) or 75% (EASI-75), vIGA of clear or almost clear (IGA 0/1 response on 5-point scale), and reductions in P-NRS, and various patient reported outcomes including POEM, as well as safety and tolerability. The topline data readout is expected to be in the first quarter of 2024.

Farudodstat (ASLAN003)

Farudodstat is an orally active, potent inhibitor of DHODH which was designed to address the limitations of first generation DHODH inhibitors in inflammatory autoimmune diseases. Leflunomide and teriflunomide, which is the active metabolite of leflunomide, are first generation DHODH inhibitors, approved in the United States, Europe and Asia for the treatment of rheumatoid arthritis and multiple sclerosis, respectively. These molecules are less potent inhibitors of DHODH as compared to farudodstat and are sufficient to slow the proliferation of inflammatory cells and therefore adequate in treating chronic inflammatory disorders.

However, these molecules are known to have off-target activities, extremely long wash-out period and have black box warnings for hepatotoxicity and reproductive toxicity, requiring close patient monitoring or restricting use altogether. In contrast, farudodstat is structurally distinct from and up to two orders of magnitude more potent at inhibiting DHODH than teriflunomide. It has a half-life of 16 hours with no accumulation, allowing for rapid clearance on cessation of treatment. In contrast to teriflunomide, farudodstat was not found to be hepatotoxic in rodent studies.

We licensed farudodstat from Almirall, S.A. (Almirall) in 2012 after Almirall’s completion of a Phase 1 single ascending dose clinical trial, in which the drug was well-tolerated in healthy volunteers. We then conducted two additional Phase 1 clinical trials, exploring multiple ascending doses and fed/fasted comparison in healthy volunteers. These trials demonstrated that the drug was well-tolerated and had the potential for once daily dosing. We subsequently explored the activity of farudodstat in AML, by conducting a small Phase 2 study, which showed some signs of activity in patients with AML and demonstrated that farudodstat was well-tolerated in this population. We plan to investigate farudodstat in a Phase 2a proof of concept clinical study for the treatment of alopecia areata with the study expected to initiate in the first half of 2023.

Mechanism of Action

Pyrimidines are nucleotides and are essential building blocks for the production of deoxyribonucleic acid (DNA) and ribonucleic acid (RNA) in mammalian cells. Rapidly proliferating cells, such as immune cells in response to disease, require increased levels of adenosine triphosphate (ATP) and pyrimidines for growth and replication. Farudodstat is an inhibitor of DHODH, which is the enzyme controlling the conversion of dihydroorotate (DHO) to orotate, the rate limiting step in the de novo synthesis of uridine monophosphate (UMP) which is a pyrimidine precursor. Inhibition of DHODH therefore restricts the pyrimidine pool available to rapidly proliferating cells. DHODH is located in the mitochondria and during manufacture of nucleotides it also contributes to the production of ATP. Inhibition of DHODH depletes the intracellular pool of pyrimidines and contributes to lower levels of ATP, which inhibits the cell’s ability to replicate. Importantly, normally functioning, non-proliferating cells can utilize salvage pathways to obtain ATP and pyrimidines, so the effects of DHODH inhibition are expected to selectively affect only the types of rapidly proliferating cells implicated in disease. The metabolic stress induced in response to DHODH inhibition leads to the reduction of pro-inflammatory cytokine secretion, including interferon gamma (IFNγ), and to increased apoptosis, and these mechanisms are implicated in a number of autoimmune diseases, including AA, which have shared genetics and immune pathways. This broad mechanism may have utility in several distinct therapeutic areas. In T-cell mediated inflammatory autoimmune diseases such as rheumatoid arthritis and multiple sclerosis, inhibition of DHODH to arrest the proliferation of autoreactive lymphocytes is a well-established treatment strategy.

The causes of AA are not fully understood, but it is believed to result from a loss of immune privilege in the hair follicle following a triggering event (e.g. stress, infection, trauma) mediated by IFNγ. This leads to an upregulation of inflammatory cytokine signaling, which results in an autoimmune-mediated hair loss. In AA, the local increase in IFNγ leads to collapse of immune privilege around the hair follicle and a Th1 inflammatory response towards the hair bulb, resulting in a premature start of the hair loss cycle and hair follicle degeneration. DHODH inhibition reduces cytokine secretion and Th1 cell differentiation, thereby directly blocking the key drivers of AA.

Advantages

We believe that farudodstat has the potential to be a best-in-class DHODH inhibitor in autoimmune disease due to the following competitive advantages:

•
Potent inhibition of DHODH. The binding affinity of farudodstat to DHODH is up to two orders of magnitude stronger than first generation DHODH inhibitors, such as leflunomide and teriflunomide, and other clinical stage compounds.
•
Addresses the toxicities associated with first generation inhibitors. Existing DHODH inhibitors, such as leflunomide and teriflunomide, are associated with significant off-target toxicities and carry black box warnings for hepatotoxicity and reproductive toxicity. Farudodstat has been found to be well tolerated in Phase 1 and Phase 2 studies. In rats and mice, farudodstat was not hepatotoxic at doses three times higher than the doses of teriflunomide at which hepatotoxicity was observed, despite farudodstat being over 30 times more potent at inhibiting DHODH, and this study suggested that the on-target mechanism of DHODH inhibition was not responsible for the hepatotoxicity observed with teriflunomide. Furthermore, in work undertaken by Liverpool University, a world leading center for hepatotoxicity, scientists evaluated the hepatotoxic potential of a panel of six DHODH inhibitors in two hepatic in vitro models. In one model, farudodstat was shown to be the least toxic compound tested despite being one of the most potent DHODH inhibitors, while teriflunomide and leflunomide were equally the most toxic compounds tested.
•
Highly favorable pharmacokinetic (PK) profile. Both leflunomide and teriflunomide take between three and four weeks to build to therapeutic levels and two years to clear completely after dosing is stopped. In contrast, farudodstat reaches full exposure in 24 hours with a half-life of 16 hours allowing rapid clearance following cessation of treatment. Farudodstat shows a linear, dose-proportional PK profile and allows for once-daily, oral dosing which is important in ensuring patient compliance.

Market Opportunity in Autoimmune Disease

The autoimmune diseases market is large and continues to grow, with indications such as psoriasis and inflammatory bowel disease (IBD) affecting as many as 2% and 1% of the United States population, respectively. In 2021, the global autoimmune disease therapeutics market was valued at $55 billion and is forecast to reach $114 billion by 2028. Many diseases have similar or related underlying pathogenesis, and some have few or no effective pharmaceutical treatment options.

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

Market Opportunity in Alopecia Areata

Alopecia areata is a common, inflammatory, non-scarring, autoimmune-mediated hair loss condition with limited treatment options. The cumulative lifetime prevalence of AA is estimated at about 2% with 2.6M cases in the US and 2.1M in EU5 (France, Germany, Italy, Spain and the United Kingdom) market. Among the US population, there are currently 700,000 prevalent cases of AA with 25% of patients having severe disease and 62% of all patients receiving drug treatment. Until recently there were no approved systemic treatments for alopecia areata.

Baricitinib (Olumiant®), a Janus Kinase (JAK) inhibitor, was approved by FDA in 2022 for the treatment of adult patients with severe AA. In a Phase 3 study, up to 35% of patients who received baricitinib achieved adequate scalp hair coverage. However, baricitinib has a black box warning for serious infections, mortality, malignancy, major adverse cardiovascular events, and thrombosis. Other drugs currently in Phase 3 clinical studies in AA are also JAK inhibitors and, if approved, are expected to have the same black box warnings as baricitinib. Other clinical-stage treatments are few and to our knowledge no other DHODH inhibitors are currently being investigated for the treatment of AA. Hence, there remains an unmet need for safe and effective treatment options for AA, and farudodstat is the only DHODH inhibitor currently in clinical development in this disease.

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

To address the black box warnings for hepatotoxicity associated with the first generation DHODH inhibitors leflunomide and teriflunomide, in vitro studies were conducted to further investigate the hepatotoxicity of several DHODH inhibitors. The study demonstrated that farudodstat has the lowest potential for hepatotoxicity out of 6 approved and clinical stage DHODH inhibitors.

Concentration (µM IC50) required to induce mitochondrial toxicity in HepaRG cells at 24 hours

Jones et al (2021) Toxicology in Vitro 72:105096

In established animal models of multiple sclerosis (Experimental Autoimmune Encephalomyelitis - EAE) and rheumatoid arthritis (Adjuvant-Induced Arthritis - AIA) farudodstat inhibited disease progression in a dose-dependent manner.

Farudodstat’s mechanism of action was tested in an established ex vivo human model of AA. Micro-dissected hair follicles from human scalp were tested in ex vivo culture systems which preserve the architecture of the hair follicle and allow investigation of molecular mechanisms of immune privilege (IP) collapse- a key precursor to AA. IP collapse is characterized by expansion of T cells in hair follicle, IFNγ expression and upregulation of major histocompatibility complex (MHC) I and II proteins. Farudodstat treatment at clinically relevant doses, significantly inhibited expansion of CD3+ T cells and downregulated MHC I and MHC II expression after AA induction. These results provide evidence that farudodstat could have the potential to restore immune privilege by inhibiting the key processes of T cell expansion and MHC expression.

Our Phase 1 single and multiple ascending dose clinical trials of farudodstat, which were conducted with 95 healthy subjects, demonstrated dose proportional pharmacokinetics and no accumulation in the body. After a single 100 mg oral dose of farudodstat, the plasma levels of the drug in Caucasians and Asians were highly similar and demonstrated stable drug levels in plasma at multiple doses. Farudodstat also reached steady state within about four days of dosing and with minimal accumulation.

Farudodstat Pharmacokinetic Profile

Phase 2a Proof of Concept Study in Alopecia Areata

We are planning to initiate a Phase 2a, proof of concept study to investigate the efficacy and safety of farudodstat compared to placebo in adult alopecia areata patients. The study is expected to recruit around 60 patients in the US who will be randomized in 2:1 onto one of the two arms (100mg farudodstat twice-daily and placebo). An initial treatment period of 12 weeks will be followed by a 12-week crossover treatment period. An interim analysis will evaluate safety and efficacy after the first 12-week treatment period, and the efficacy assessment will be based on the percent of change from baseline in the Severity of Alopecia Tool (SALT) score at week 12.

Discovery Pipeline

Joint Venture to Develop Novel Pre-clinical AhR Antagonists

In September 2019, we announced that we had established a new joint venture with Bukwang to develop preclinical aryl hydrocarbon receptor (AhR) antagonists from our early stage pipeline. The joint venture, JAGUAHR Therapeutics Pte. Ltd. (JAGUAHR), focuses on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway.

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

Pursuant to the terms of the agreement establishing the joint venture agreement (the JV Agreement), we transferred the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborators, into JAGUAHR. Bukwang invested a total of $5.0 million in JAGUAHR in two tranches to fund lead optimization and candidate selection. Until the IND application is filed, we retain the rights to buy back the assets related to AhR technology at a price equal to three times the amount invested by Bukwang.

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

Certain competitor drugs and drug candidates to eblasakimab and farudodstat include:

Eblasakimab

•
We are not aware of any other drugs targeting IL-13Rα1.
•
Dupilumab from Sanofi S.A. and Regeneron Pharmaceuticals, Inc. is approved to treat moderate-to-severe atopic dermatitis, moderate-to-severe asthma, chronic rhinosinusitis with nasal polyposis eosinophilic esophagitis and prurigo nodularis.
•
Tralokinumab from Leo Pharma A/S is approved to treat moderate-to-severe atopic dermatitis.
•
In addition to the biologics in the market, there are two newly approved JAK inhibitor drugs targeting AD. Abrocitinib from Pfizer Inc. and upadacitinib from AbbVie Inc. are both approved for the treatment of adults living with refractory, moderate-to-severe AD, whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies is inadvisable.
•
Lebrikizumab targets the IL-13 ligand and being developed by Dermira, Inc./Eli Lilly. Lebrikizumab recently completed Phase 3 clinical trials in atopic dermatitis and a BLA was submitted to the US FDA for AD treatment in November 2022.

Farudodstat

•
In 2022, baricitinib (Olumiant®), a Janus Kinase (JAK) inhibitor, was the first system therapy to be approved by the FDA for AA. Several other JAK inhibitors including ritlecitinib, deuruxolitinib, jaktinib, SHR0302 and deucravacitinib are currently in clinical development and, if approved, will pose direct competition to baricitinib.
•
Besides JAK inhibitors, there are few other drugs currently in advanced clinical development for alopecia areata. These include daxdilimab (anti ILT7), etrasimod (S1P inhibitor) and EQ101 (IL-2/9/15 inhibitor).
•
We are not aware of any DHODH inhibitors currently in clinical development for AA. Teriflunomide and leflunomide from Sanofi S.A. are DHODH inhibitors approved for the treatment of multiple sclerosis and rheumatoid arthritis respectively. Vidofludimus (Immunic, Inc) and KIO-101 (Kiora Pharmaceuticals, Inc) are DHODH inhibitors currently in development for multiple sclerosis and ocular manifestations of rheumatoid arthritis, respectively.

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

Under the amended agreement, we are generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialize eblasakimab products, either by ourselves or through sublicensees. We are currently conducting a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis. In consideration of the rights granted to us under the amended agreement, we will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. We will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. We are also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to our exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to us under the amended agreement. For the year ended December 31, 2022, the Company made a milestone payment of $1 million to CSL in fulfilment of our obligation under the CSL agreement to be responsible for payment required to be made by CSL to third party licensors of technology relating to exploitation of the rights subject to the CSL agreement. The commencement of the first Phase 2 clinical trial, being the Phase 2b trial investigating eblasakimabas as a therapeutic antibody for moderate-to-severe atopic dermatitis. The trial is still ongoing and no further milestones have been met.

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

Under the amended agreement, we are generally obligated to use commercially reasonable efforts to develop farudodstat products in accordance with the development plan, and to commercialize farudodstat products, either by ourselves or through sublicensees. We agreed not to develop or commercialize any competing product that has the same mechanism of action as farudodstat while the intellectual property licensed from Almirall remains in force or for ten years after the launch of farudodstat products on a country-by-country basis, whichever is longer. In addition, we granted to Almirall the right to use certain know-how developed by or on behalf of us for Almirall’s internal and commercial programs for KHD/NMSC products, and Almirall granted us the right to use certain know-how developed by or on behalf of Almirall in the course of its programs for KHD/NMSC products in the field licensed to ASLAN.

In consideration of the rights granted to us under the amended agreement, we will be required to pay an aggregate of up to $30 million if certain development milestones are achieved and an aggregate of up to $50 million if certain regulatory milestones are achieved, in each case across different indications. If we commercialize any farudodstat products, we will be required to pay Almirall tiered royalties in the mid single-digit range on net sales of farudodstat products, subject to adjustments in certain circumstances. In the event we sublicense any of our rights under the agreement relating to the farudodstat technology, we will be obligated to pay Almirall 10% of sublicensee income (excluding royalties) we may receive under such sublicenses.

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

Collaboration and License Agreement with Kyungnam Biopharma

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

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, including the United States, Europe, China and Japan, the basic patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, Europe and Japan, patents relating to inventions are effective for 20 years, subject to the payment of renewal fees. Some jurisdictions, such as the United States, Europe and Japan provide for up to an additional five years patent term extension for therapeutic products that require marketing approval. The requirements for this supplementary protection are set by the relevant authorities in the given jurisdiction. Products approved before the expiry of the basic patent term may benefit from such a patent term extension. It is our strategy to apply for such supplementary protection, where possible.

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

As of February 28, 2023, this family of patents included five issued patents in the United States and issued patents in a number of foreign countries and jurisdictions, including Australia, Canada, China, Europe, Hong Kong, India, and Japan. The scope of the claims may differ in the various countries. The issued patents in this family are expected to expire in October 2027, subject to the payment of renewal fees, excluding any additional term for patent term adjustments or patent term extensions.

Owned by Us

We are co-applicants together with CSL on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•
WO2020/197502 filed March 26, 2020 relates to use of eblasakimab in a dosing regimen. As of February 28, 2023, this family of patents includes patent applications filed in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea, Singapore and the United States. If granted, the normal expiry of patents granted under this application is 2040, subject to the payment of renewal fees.
•
A derivative of WO2020/197502 filed in the United States only on February 26, 2021, relates to a formulation of eblasakimab. As of February 28, 2023, this application is currently being examined in the USPTO. The normal expiry of this patent is 2041, subject to the payment of renewal fees.

We are the sole applicant for the following patent applications:

•
WO2022/186772 is a published PCT application filed March 1, 2022. It relates to use of eblasakimab to reduce EASI score. As of February 28, 2023, this case is in the international phase and due to enter the national/regional phase August/September 2023. If granted, this case will have a normal expiry of March 2042, subject to payment of renewal fees.
•
WO2022/186773 is a published PCT application filed March 1, 2022. It relates to use of eblasakimab in atopic dermatitis patients with high baseline levels of IgE. As of February 28, 2023, this case is in the international phase and due to enter the national/regional phase August/September 2023. If granted, this case will have a normal expiry of March 2042.

We also own several unpublished PCT applications filed in 2022 and 2023 relating, variously, to a form of eblasakimab, formulations of eblasakimab, and the use of eblasakimab in treatment. These cases are at an early stage and it is unclear what claims may be granted, if any.

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

The basic compound protection for farudodstat is provided by the composition of matter family of patents derived from WO2008/077639 filed December 21, 2007. As of February 28, 2023, this family of patents included patents issued in Argentina, Australia, Bolivia, Canada, China, Chile, Columbia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Nigeria, Norway, Peru, Philippines, Russia, Singapore, South Africa, South Korea, Taiwan, Ukraine, Uruguay, the United States (two patents) and Vietnam, and an allowed patent application in Ecuador. In addition, as of February 28, 2023, this family of patents included patent applications filed in Brazil, Egypt, Pakistan, Thailand, and Venezuela. The scope of the claims may differ in different countries. The normal expiration of this family of patents is December 2027, subject to the payment of renewal fees.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•
WO2018/160138 filed March 1, 2018 relates to use of farudodstat in treatment of hematological cancers. As of February 28, 2023, this family of patents includes patent applications filed in China, Europe, Japan, and the United States (2 cases). The normal expiration of this family of patents is March 2038, subject to the payment of renewal fees.
•
WO2022/045984 is a published PCT application filed August 30, 2021, related to treatment of viral infection with farudodstat. If granted, the normal expiry for this case will be August 2041, subject to payment of renewal fees.
•
WO2022/081095 is a published PCT application filed October 15, 2021, related to treatment of autoimmune disease with farudodstat. If granted, the normal expiry for this case will be October 2041, subject to payment of renewal fees.

We also own unpublished PCT applications, one filed in April 2022 related to the use of farudodstat in treatment, and another filed in February 2023 related to a form of farudodstat. These cases are at an early stage and it is unclear what claims may be granted, if any.

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

Trademarks and Domain Names

We conduct our business using the trademark “ASLAN,” “ASLAN PHARMACEUTICALS” and our lion logo, as well as domain names incorporating either or both of these trademarks. “ASLAN” has been registered as a trademark in USA, Japan and Singapore, and is the subject of pending trademark applications in EU and China. “ASLAN PHARMACEUTICALS” and our lion logo has been registered in Singapore. We have a portfolio of 16 domain names, which includes: aslanpharma.com, aslanpharma.com.sg, aslanpharma.com.tw, aslanpharma.asia, aslanpharma.org, and aslanpharma.biz.

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

U.S. Government Regulation of Drug and Biologic Products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FFDCA) and biologics such as eblasakimab additionally under the Public Health Service Act, as well as the implementing regulations for these laws. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications (NDAs) or Biologics License Applications (BLAs), withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

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
•
Submission to the FDA of an NDA or BLA and payment of user fees;
•
Satisfactory completion of a FDA advisory committee review, if applicable;
•
Pre-Approval inspection of manufacturing facilities for their compliance with cGMP;
•
Satisfactory completion of FDA audits of clinical trial sites to assure compliance with cGCP and the integrity of the clinical data;
•
FDA approval of an NDA or BLA to permit commercial marketing for particular indications for use; and
•
Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS) and the potential requirement to conduct post-approval studies.

The testing and approval process requires substantial time, effort and financial resources. Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a product candidate, we must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial by imposing a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial.

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

Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements, if the drug has been associated with unexpected serious harm to subjects, or based on evolving business objectives or competitive climate. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may advise us to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

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

Phase 3—These clinical trials are undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These trials may be done globally to support global registrations so long as the global sites are also representative of the U.S. population and the conduct of the study at global sites comports with FDA regulations and guidance, such as compliance with cGCP.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with cGCP requirements, which includes the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the National Institutes of Health (NIH) for public dissemination on their ClinicalTrials.gov website.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FFDCA. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if serious adverse events occur.

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

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting an NDA or BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan medicinal product status in the European Union has similar, but not identical, benefits. For example, the European Union grants ten years of product exclusivity for orphan medicinal products.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval, and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA or BLA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. However, FDA’s time period goal for reviewing an application does not begin until the last section of the application is submitted. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

In addition, a sponsor can request breakthrough therapy designation for a drug if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for intensive guidance from FDA on an efficient drug development program, organizational commitment to the development and review of the product including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. Both fast track and breakthrough therapy products are also eligible for accelerated approval and/or priority review, if relevant criteria are met.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. A drug candidate approved on this basis is subject to rigorous post marketing compliance requirements, including the completion of Phase 4 or post approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post approval studies, or confirm a clinical benefit during post marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by FDA.

Once an NDA or BLA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current Prescription Drug User Fee Act (PDUFA) guidelines. Under the current PDUFA agreement, these six and ten month review periods are measured from the 60-day filing date rather than the receipt date for applications for new molecular entities, which typically adds approximately two months to the timeline for review from the date of submission. Most products that are eligible for fast track breakthrough therapy designation are also likely to be considered appropriate to receive a priority review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, the manufacturer of an investigational drug for a serious or life threatening disease is required to make available, such as by posting on its website, its policy on responding to requests for expanded access. Furthermore, fast track designation, breakthrough therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

NDA or BLA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA or BLA. The submission of an NDA or BLA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

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

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, which have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety, purity or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical trial sites to assure compliance with cGCP.

Once the FDA receives an application, it has 60 days to review and determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA’s review times may differ based on whether the application is a standard review or priority review application. The FDA may give a priority review designation to drugs that are intended to treat serious conditions and provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. Under the goals and policies agreed to by the FDA under the PDUFA, the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA or BLA for a new molecular entity (NME) and make a decision on the application. For non-NME standard applications, the FDA has set the review goal of 10 months from the submission date to complete its initial review and to make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date and non-NME applications within six months of the submission date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (CRL) or approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA and may require additional clinical or preclinical testing, or other information or analyses in order for the FDA to reconsider the application. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a black box warning. The FDA also may not approve the inclusion of labeling claims necessary for successful marketing. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including manufacturing, periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any approved products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other requirements, which impose procedural and documentation requirements upon us and our third-party manufacturers.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented, or FDA notification. FDA regulations also require investigation and correction of any deviations from cGMP and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

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

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA. Physicians, in their independent professional medical judgement, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. We, however, are prohibited from marketing or promoting drugs for uses outside of the approved labeling.

In addition, the Drug Supply Chain Security Act imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

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
•
The federal false claims laws, including the False Claims Act (FCA) and civil monetary penalties laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the U.S. Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;
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
•
The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;
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

There have been executive, judicial and Congressional challenges to certain aspects of the PPACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare measures of the Biden administration will impact the PPACA.

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

This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Humans Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Data Privacy and Security

In the ordinary course of our business, we may process personal or sensitive data. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. Such obligations may include, without limitation, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018 (CCPA), the European Union’s General Data Protection Regulation 2016/679 (EU GDPR), and the United Kingdom’s General Data Protection Regulation (UK GDPR). Several states within the United States have also enacted or proposed data privacy and security laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act.

The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business’s collection, use, and disclosure of personal data and to respond to certain requests from California residents related to their personal data (for example, requests to delete the individual’s personal data, and to opt out of certain personal data disclosures). The CCPA also provides for civil penalties and a private right of action for certain data breaches which may include an award of statutory damages. In addition, the California Privacy Rights Act of 2020 (CPRA), expands the CCPA by, among other things, giving California residents the ability to limit use of certain sensitive personal data and establishing a new California Privacy Protection Agency to implement and enforce the new law.

Foreign data privacy and security laws, such as the EU GDPR and UK GDPR (collectively, GDPR), impose significant and complex compliance obligations on entities that are subject to those laws. For example, the GDPR imposes stringent requirements for controllers and processors of personal data of persons in the European Union and/or United Kingdom, including, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union and/or the United Kingdom to the United States and other third countries. A July 2020 decision by the Court of Justice of the European Union, however, created significant uncertainty regarding how data can be legally transferred legally from the EU and the United States; presently, it is unclear if there are any legally viable mechanisms to do so. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the European Union and/or the United Kingdom, such as in connection with any European Union and/or United Kingdom clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the European Union member states and/or United Kingdom may result in fines of up to €20,000,000 for breaches of the EU GDPR, £17,500,000 for breaches of the UK GDPR, or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

See the section titled “Item 3.D. – Risk Factors” for additional information about the laws and regulations to which we are or may become subject and about the risks to our business associated with such laws and regulations.

Good Manufacturing Practice

All facilities and techniques used in the manufacture of products for clinical use or for sale in China must be operated in conformity with good manufacturing practice guidelines as established by the NMPA. Failure to comply with applicable requirements could result in the termination of manufacturing and significant fines.

C.
Organizational Structure.

Name	Place of Incorporation	Date of Incorporation	Main Business
ASLAN Pharmaceuticals Limited	Cayman Islands	June 2014	Investment holding
ASLAN Pharmaceuticals Pte. Ltd.	Singapore	April 2010	New drug research and development
ASLAN Pharmaceuticals Australia Pty Ltd.	Australia	July 2014	New drug research and development
ASLAN Pharmaceuticals Hong Kong Limited	Hong Kong	July 2015	New drug research and development
ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	China	May 2016	New drug research and development
ASLAN Pharmaceuticals (USA) Inc.	United States of America	October 2018	New drug research and development
JAGUAHR Therapeutics Pte. Ltd.*	Singapore	August 2019	New drug research and development

*Our shareholding in JAGUAHR Therapeutics Pte. Ltd in April 2021 was diluted from 55% to 35% as a result of which, we no longer hold a majority controlling interest. JAGUAHR Therapeutics Pte. Ltd. is now the investment in associate of ASLAN Pharmaceuticals Pte. Ltd.

d.
Property, Plants and Equipment.

Our corporate headquarters are located in Singapore. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

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

Our portfolio is led by eblasakimab, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. Eblasakimab has the potential to be a best-in-disease for atopic dermatitis and asthma. We are currently conducting a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis. Our previous trial results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report top-line data from this trial in early July 2023. We are also developing farudodstat, an orally active, potent inhibitor of human DHODH that has the potential to be a best-in-class therapy in autoimmune disease.

Since our inception in 2010, we have devoted substantially all of our resources to acquiring rights to, and developing our product candidates, including preclinical studies and clinical trials and providing general and administrative support for our operations. We have not generated any revenue from product sales and we do not currently have any products approved for commercialization. We have financed our operations through a combination of debt and equity financings, including public and private offerings, and government grants.

2023 Private Placement

On February 24, 2023, we entered into a Unit Purchase Agreement (the Purchase Agreement), with fund entities affiliated with BVF Partners L.P. (collectively, BVF) and the other purchasers named therein (collectively, the Purchasers), pursuant to which we agreed to sell to the Purchasers, in a private placement offering, an aggregate of (i) 112,359,550 ordinary shares, which includes (ii) pre-funded warrants exercisable for ordinary shares (Pre-Funded Warrants), to purchase five ordinary shares, represented by our ADSs, at a purchase price of $0.178 per ordinary share (or the equivalent of $0.89 per ADS) and $0.8895 per Pre-Funded Warrant (the 2023 Private Placement). The 2023 Private Placement closed on February 27, 2023, and resulted in gross proceeds to us of approximately $20.0 million.

As part of the 2023 Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 55,309,112 ADSs (or Pre-Funded Warrants exercisable for ADSs). The first tranche of warrants is comprised (i) 50% of warrants that are exercisable upon issuance and until 60 days after the public announcement of our topline data from our TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the eblasakimab announcement) at an exercise price of $1.30 per ADS, and (ii) 50% of warrants which can only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $1.30 and a 50% discount to the ADSs’ ten-day volume‐weighted average price (VWAP) measured across a specified period after the eblasakimab announcement. The second tranche of warrants is similarly comprised (i) 50% of warrants that are exercisable upon issuance until 60 days after the public announcement of topline interim data from our planned Phase 2 proof of concept trial investigating farudodstat (the farudodstat announcement) at an exercise price of $1.63 per ADS, and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $1.63 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (collectively, the Tranche Warrants). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all Tranche Warrants are fully-exercised we would receive an additional $80.0 million in gross proceeds.

Pursuant to the Purchase Agreement, we granted BVF the right to nominate one individual to our Board of Directors and are required to recommend to our shareholders to elect such nominee until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding ordinary shares (including any Pre-Funded Warrants BVF holds as if fully exercised).

2021 Private Placement

In February 2021, we sold 25,568,180 ordinary shares (the equivalent of 5,113,636 ADSs) in a private placement for net proceeds of approximately $18.0 million pursuant to a securities purchase agreement the Company entered into with the purchasers in the private placement.

Underwritten Public Offering

In March 2021, we sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of approximately $64.9 million after deducting underwriting discounts and commissions and offering expenses.

At-the-market Offering

On October 9, 2020, we entered into an Open Market Sale AgreementSM as amended on September 13, 2022 (the ATM Sale Agreement) with Jefferies LLC, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal.

During the year ended December 31, 2020, we raised net proceeds of approximately $7.4 million by offering 19,720,500 ordinary shares (equivalent of 3,944,100 ADSs) under the ATM Sale Agreement and during the year ended December 31, 2021, we raised net proceeds of approximately $14.1 million under ATM Sale Agreement by offering 24,594,360 ordinary shares (equivalent of 4,918,872 ADSs). During the year ended December 31, 2022, there was no issuance of ordinary shares/ADS under the ATM Sale Agreement.

We did not generate revenue for the year ended December 31, 2021 and 2022. To date we have outsourced our manufacturing and clinical operations to third parties. We do not intend to operate our own clinical trials or build or acquire infrastructure for manufacturing our drugs for clinical or commercial supply. All of our clinical supplies are manufactured in accordance with cGMP using high quality contract manufacturing organizations based in the United States, Europe and Asia.

As of December 31, 2022, we had cash and cash equivalents of $56.9 million. We have never been profitable and have incurred significant net losses in each period since our inception. Our consolidated net loss attributable to ordinary shareholders for the years ended December 31, 2020, 2021 and 2022 was $16.2 million, $31.3 million and $51.4 million, respectively. As of December 31, 2022, we had an accumulated deficit of $278.4 million. Our primary use of cash is to fund research and development costs. Our operating activities used $15.1 million, $34.0 million and $38.4 million of cash flows during the years ended December 31, 2020, 2021 and 2022, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

We expect expenses to be incurred in connection with our ongoing activities as we:

•
Continue to invest in the clinical development of our product candidates, including in connection with the following planned and ongoing clinical trials:
o
Eblasakimab Phase 2b clinical trial in atopic dermatitis;
o
Eblasakimab Phase 2 clinical trial in dupilumab-experienced atopic dermatitis patients;
o
Farudodstat Phase 2a clinical trial in alopecia areata; and
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

In-licensing Agreements

We are required to make milestone payments upon the achievement of certain development, regulatory and commercial milestones and royalties based on the net sales of the licensed products and therefore, we expect our results of operations will continue to be affected by these agreements. For the years ended December 31, 2021 and 2022, we did not make any other payments related to the in-license agreements. See “Item 4.B. Information on the Company – Business Overview—License and Collaboration Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

Key Components of Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales until our product candidates receive regulatory approval. We did not generate revenue for the years ended December 31, 2021, and 2022.

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

The table below summarizes our research and development expenses incurred by program for the periods presented:

	For the year ended
	2020	2021	2022
	(in thousands)
Direct research and development expense by product:
Eblasakimab	3,650	15,539	27,373
Farudodstat	798	2,105	2,862
JAGUAHR*	1,658	717	—
Other R&D costs related to the products	2,310	781	2,115
Indirect research and development expense:
Employee benefit and travel expense	898	2,879	5,650
Other indirect research and development expense	—	—	—
Total research and development expense	$9,314	$22,021	$38,000

* On April 28, 2021, our shareholding of JAGUAHR was diluted to 35% from 55%, resulting in loss of control over the subsidiary; expenses for JAGUAHR are incurred up till the date of control loss.

General and Administrative Expenses

General and administrative expenses consist of personnel costs, allocated risk expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and stock-based compensation. Other general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees, expenses associated with obtaining and maintaining patents and costs of our information systems.

Non-Operating Income and Expenses

Other Income

Other non-operating income is the ADS issuance contribution receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary, as part of the conversion of ordinary shares to ADSs due to the Taiwan delisting in 2020 and issuance of new ADSs. As of December 31, 2021, the Company recognized a total of $1.1 million, as other non-operating income mainly from the ADS issuance contribution and did not recognize any related other income as of December 31, 2022.

Other Gains and Losses, Net

Other gains and losses are primarily net gains and losses from realized and unrealized currency exchange differences, valuation on fair value changes of financial assets and liabilities at fair value through profit or loss incurred during the period. For the years ended December 31, 2020, 2021 and 2022, other gains and losses were ($0.1) million, $1.1 million and ($0.03) million, respectively.

Finance Costs

Finance costs are interest expenses primarily from the Singapore Economic Development Board (EDB) repayable grant, the CSL Facility, the Convertible Loan Facility, the October/November 2019 Loan Facility and the K2 HealthVentures Loan Facility. For the years ended December 31, 2020, 2021 and 2022, finance costs were $1.2 million, $1.9 million and $3.7 million, respectively. Both the CSL Facility in the amount of principal and accrued interests was repaid in July 2021 and the October/November 2019 Loan Facility was repaid in March 2021.

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

	Year Ended December 31,
	2020	2021	2022
	(in thousands, other than shares or share data)
Net revenues	—	—	—
Cost of revenues	—	—	—
Operating expenses
General and administrative expenses	(7,169)	(11,825)	(9,882)
Research and development expenses	(9,314)	(22,021)	(38,000)
Total operating expenses	(16,483)	(33,846)	(47,882)
Loss from operations	(16,483)	(33,846)	(47,882)
Non-operating income and expenses
Interest income	—	—	354
Other income	888	1,108	386
Gain on dilution of subsidiary and recognition of associate	—	2,308	—
Other gains and losses	(129)	1,106	(29)
Finance costs	(1,247)	(1,861)	(3,676)
Total non-operating income and expenses	(488)	2,661	(2,965)
Share in losses of associated company, accounted for using equity method	—	(405)	(436)
Loss before income tax	(16,971)	(31,590)	(51,283)
Income tax (expense)/benefits	—	—	(99)
Net loss for the year	(16,971)	(31,590)	(51,382)
Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(124)	—	—
Total comprehensive loss	(17,095)	(31,590)	(51,382)
Net loss attributable to:
Stockholders of the Company	(16,198)	(31,321)	(51,382)
Non-controlling interests	(773)	(269)	—
	(16,971)	(31,590)	(51,382)
Total comprehensive loss attributable to:
Stockholders of the Company	(16,322)	(31,321)	(51,382)
Non-controlling interests	(773)	(269)	—
	(17,095)	(31,590)	(51,382)
Weighted-Average ordinary shares used in calculating net loss per ordinary shares, basic	192,226,528	325,684,272	348,723,365
Weighted-Average ADS used in calculating net loss per ADS, basic	7,689,061	13,027,371	13,948,935
Net loss per ordinary share, basic and diluted	(0.08)	(0.10)	(0.15)
Net loss per equivalent ADS, basic and diluted – After ADS ratio change	(2.11)	(2.40)	(3.68)
Each ADS represents twenty-five ordinary shares.

Comparison of the Years Ended December 31, 2021 and 2022

Revenue

We did not generate revenue for the years ended December 31, 2021, and 2022.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2021	%	2022	%
General and administrative expenses
Employee benefit and travel expenses	6,761	57%	5,992	61%
Professional fees	1,591	13%	1,999	20%
Offering costs	2,294	19%	863	9%
Rent relating to operating leases	348	3%	90	1%
Other costs	831	7%	937	9%
Total general and administrative expense	11,825	100%	9,881	100%

General and administrative expenses decreased by $1.9 million from $11.8 million for the year ended December 31, 2021, to $9.9 million for the year ended December 31, 2022. The decrease in general and administrative expenses was mainly due to lower fundraising costs compared to 2021.

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2021	%	2022	%
Research and development expenses
Preclinical and clinical development expenses	9,093	41%	18,347	48%
Manufacturing expenses	10,049	46%	14,003	37%
Employee benefit and travel expenses	2,879	13%	5,650	15%
Total research and development expenses	22,021	100%	38,000	100%

Research and development expenses increased by $16.0 million from $22.0 million for the year ended December 31, 2021 to $38.0 million for the year ended December 31, 2022. The increase was driven primarily by the increase of clinical development expenses and manufacturing costs related to eblasakimab.

Other Income

As of December 31, 2021, the Company recognized a total $1.1 million, as other non-operating income mainly from the ADS issuance contribution and did not recognize any related other income as of December 31, 2022.

Other Gains and Losses, Net

Other net gains for the year ended December 31, 2021, were $1.1 million and other net losses for the year ended December 31, 2022 were $0.03 million. The decrease was primarily due to net foreign exchange losses; and the lower net gain on the fair value changes of financial assets and liabilities, which were due to the significant historical volatility comparing 2021 and 2022.

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2021, and 2022, net loss attributable to our stockholders was $31.3 million and $51.4 million, respectively. The increase in net losses was mostly driven by the increase of clinical development, expenses and manufacturing costs related to eblasakimab.

Comparison of the Years Ended December 31, 2020 and 2021

For the discussion covering the comparison between the years ended December 31, 2021 and 2020, please refer to “Item 5” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

B.
Liquidity and Capital Resources.

Since inception, we have invested most of our resources in the development of our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing support for our operations. To date we have funded our operations through public and private placements of equity securities, upfront and milestone payments received from our collaborators, funding from governmental bodies and interest income from banks. As of December 31, 2021, we raised aggregate gross proceeds of $280.6 million from private and public offerings, we had received aggregate gross upfront payments of $13.3 million from our collaborators and received an aggregate of $7.3 million in grants from government bodies. Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses attributed to the stockholders of the company of $16.2 million, $31.3 million and $51.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had an accumulated deficit of $227.0 million and $278.4 million, respectively. Our operating activities used $15.1 million, $34.0 million and $38.4 million of cash outflows during the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, we had cash and cash equivalents of $56.9 million. From October 9, 2020 through February 19, 2021, we sold 8,862,972 ADSs for net proceeds of $21.5 million under the ATM Sale Agreement with Jefferies LLC through at-the-market offerings, of which net proceeds of $14.1 million was raised from January 1, 2021 through February 19, 2021. In February 2021, we sold 25,568,180 ordinary shares (an equivalent of 5,113,636 ADSs) in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement. In March 2021, we sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses. On July 12, 2021, we entered into a Loan, Guaranty, and Security Agreement with K2 HealthVentures LLC (K2HV) which provides us for up to $45.0 million of loan facility. The first tranche of $20.0 million was closed and received in 2021. In January 2022, we drew down the second tranche of the loan facility provided by K2HV and the funds were received in February 2022. Total proceeds of approximately $117.0 million was raised for year ended December 31, 2021. During the year ended December 31, 2022, there was no issuance of ordinary shares/ADS.

On February 24, 2023, the Company entered into a Unit Purchase Agreement (Purchase Agreement) with fund entities affiliated with BVF Partners L.P. (collectively, BVF) private placement (Private Placement). The Private Placement was on February 27, 2023 (Closing), subject to customary closing conditions. The Private Placement is expected to result in gross proceeds to the Company of approximately $20.0 million, and an additional $80.0 million in gross proceeds to the Company if all Tranche Warrants are fully-exercised.

We have not achieved profitability since our inception and we expect to continue to incur net losses for the foreseeable future. Based on our current operating plan, we believe that our existing cash and cash equivalents, including the proceeds from the Private Placement, will enable us to fund our operating expenses and capital requirements for at least the next twelve months from December 31, 2022.

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
•
The costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
•
The effects of the disruptions to and volatility in the credit and financial markets in the United States and worldwide from geopolitical and macroeconomic events, including the COVID-19 pandemic, the ongoing Russia-Ukraine conflict and related sanctions, and bank failures.

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. If our planned preclinical and clinical trials are successful, or our other product candidates enter clinical trials or advance beyond the discovery stage, we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, out-license certain intellectual property and seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ADSs and ordinary shares and any indebtedness could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from macroeconomic events, such as the COVID-19 pandemic, the ongoing Russia-Ukraine conflict and related sanctions, and bank failures, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive.

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

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31,
(In thousands)	2020	2021	2022
Net cash used in operating activities	(15,053)	(33,995)	(38,405)
Net cash generated from investing activities	1	(28)	414
Net cash generated from financing activities	7,173	109,867	4,725
Net (decrease) increase in cash and cash equivalents	(7,879)	75,844	(33,266)

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

Net cash used in operating activities was $34.0 million and $38.4 million for the years ended December 31, 2021 and 2022, respectively. The increase of net cash used in operating activities for 2022 was primarily due to an increase of research and development activities and its related general and administrative expenses from 2021 to 2022. These increases were mainly attributable to costs associated with the ongoing TREK-AD Phase 2b clinical trial.

Net cash used in operating activities was $15.1 million and $34.0 million for the years ended December 31, 2020 and 2021, respectively. The increase of net cash used in operating activities for 2021 was primarily due to an increase of $4.7 million related to general and administrative expenses, and an increase of $12.7 million related to research and development expenses from 2020 to 2021. These increases were mainly attributable to various financing activities to support preparation for the TREK-AD Phase 2b clinical trial.

Net Cash Used in Investing Activities

Net cash used in investing activities was $28,155 for the year ended December 31, 2021. Net cash provided in investing activities was $414,699 for the year ended December 31, 2022. The increase in cash in investing activities for 2022 was primarily due to the Company’s return on investments in the money market.

Net cash provided by investing activities was $927 for the year ended December 31, 2020. Net cash used in investing activities was $28,155 for the year ended December 31, 2021. The decrease in cash in investing activities for 2021 was primarily due to purchases of property, plant and equipment for our headcount in the US.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $7.2 million, $109.9 million and $4.7 million for the years ended December 31, 2020, 2021 and 2022, respectively, which consisted primarily of net proceeds from our issuance of ADSs from at-the-market offerings from the year 2020 to 2021 and the loan from K2 HealthVentures LLC for the year ended

December 31, 2021 and 2022. Please refer to the section titled “Item 18. Financial Statements” for more financing information.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 24, 2023.

Name	Age	Position(s)
Executive Officers:
Carl Firth, Ph.D.	50	Chief Executive Officer and Director
Alexandre Kaoukhov	48	Chief Medical Officer
Stephen Doyle	50	Chief Business Officer
Kiran Asarpota	44	Chief Operating Officer and Head of Finance
Ben Goodger	60	General Counsel

Non-Executive Directors:
Andrew Howden	64	Chairman
Robert E. Hoffman	57	Director
Neil Graham, M.D., M.P.H., M.B.B.S.	65	Director
Kathleen M. Metters, Ph.D.	66	Director

Executive Officers

Carl Firth, Ph.D. Dr. Firth founded our company in 2010 and served as Chairman of our board of directors from June 2014 to July 2019, as our Chief Executive Officer since January 2011 and as a director since July 2010. Prior to founding our company, Dr. Firth was Head of Asia Healthcare at Bank of America Merrill Lynch, supporting public and private financings of healthcare companies and advising on M&A transactions, from January 2008 to June 2010. Prior to joining the banking industry, Dr. Firth worked for AstraZeneca from October 1998 to December 2007 in various commercial and R&D roles, including Regional Business Development Director, Asia Pacific, and Director of New Product Development, China. Dr. Firth holds board positions at various biotechnology companies, including JAGUAHR Therapeutics and DotBio Pte. Ltd. Previously, Dr. Firth was an independent director of Hong Kong listed Uni-Bio Sciences, a leading Chinese biopharmaceutical company engaged in the research, development, production and commercialization of biopharmaceuticals for the Chinese healthcare market, where he served in such capacity from April 2014 to November 2017, and an independent director of A*ccelerate, the commercialization arm of Singapore’s Agency for Science, Technology and Research (A*STAR), from January 2014 to March 2021. Dr. Firth is an Adjunct Professor at Duke-NUS Medical School, a position he has held since June 2014. He holds a Ph.D. in Molecular Biology from Cambridge University (Trinity College), an Executive M.B.A. from London Business School, and a B.A. in Molecular Biology from Cambridge University.

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

Non-Executive Directors

Andrew Howden. Mr. Howden has served as Chairman of our board of directors since July 2019 and as a member of our board of directors since April 2016. He currently serves as Executive Chairman of First Pharma P/L, an Australian pharmaceutical company, a position he has held since September 2016. He was previously Chairman of the True Origins Company P/L, an Australian company involved in the marketing of infant formula in China and Asia from 2016 to 2019. He previously served as the Chief Executive Officer of iNova Pharmaceuticals, an Asia Pacific pharmaceutical company developing and commercializing drugs across a range of therapeutic areas, from August 2008 to February 2015. Previously, he was the President of IMS Health, Asia Pacific, a provider of information, services and technology for the healthcare industry, from 2007 to 2008, Regional Vice President of Asia Pacific for AstraZeneca, a multinational pharmaceutical and biopharmaceutical company, from 2002 to 2006, and he has held senior executive roles at Quintiles Transnational Inc. (now known as IQVIA), a clinical research company, from 1998 to 2002. Mr. Howden has also previously served on the board of directors of over 20 companies within the pharmaceutical and healthcare industries. He received a B.Sc. from the University of New England (Australia), and an M.Com. from the University of New South Wales, Australia.

Robert E. Hoffman. Mr. Hoffman has served as a member of our board of directors since October 2018. Mr. Hoffman serves as chairman of the board of Kintara Therapeutics and Antibe Therapeutics. Mr. Hoffman currently serves as the President and Chief Executive Officer of Kintara Therapeutics, a Nasdaq listed Company. Prior to Kintara Therapeutics, Mr. Hoffman served as a Chief Financial Officer of San Diego-based Heron Pharmaceuticals, a Nasdaq-listed commercial stage drug developer with a pipeline of acute pain therapeutics. From September 2016 to April 2017, Mr. Hoffman served as Executive Vice President and Chief Financial Officer of Innovus Pharmaceuticals, Inc., a public pharmaceutical company. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a public biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer and part of the founding management team of Arena Pharmaceuticals, Inc. (Arena), a public biopharmaceutical company. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman formerly served as a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, and MabVax Therapeutics Holdings, Inc., a biopharmaceutical company. Mr. Hoffman serves as an advisory committee member of the Financial Accounting Standards Board (FASB). Mr. Hoffman formerly served as a director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California.

Neil Graham. Dr. Graham has served as a member of our board of directors since February 2021. Dr. Graham has 30 years’ experience in global drug development and commercialization. Currently, Dr. Graham is a Non-Executive Director of Pharmaxis. Previously, Dr. Graham served as VP of Strategic Program Direction, Immunology and Inflammation at Regeneron Pharmaceuticals, Inc., from 2010 to 2020 and SVP, Program and Portfolio Management, at Vertex Pharmaceuticals from 2007 to 2010. Dr. Graham also held roles as SVP at Vertex Pharmaceuticals, CMO at Trimeris Inc. and XTL Biopharmaceuticals and Director of HIV Medical Affairs at Glaxo Wellcome. Dr. Graham began his career as Associate Professor of Epidemiology and Medicine, Johns Hopkins Bloomberg School of Public Health MD, MPH, MBBS from the University of Adelaide.

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

B.
Compensation.

Compensation of Executive Officers and Directors

Incentive Compensation

For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our executive officers for services in all capacities was $5,041,904.

We did not set aside or accrue any amounts for pension, retirement or similar benefits to members of our board of directors or executive officers in the year ended December 31, 2020, 2021 and 2022.

We maintain the Senior Management Team (SMT) Long Term Incentive Plans (LTIP), pursuant to which bonus entitlement unit awards were granted in 2017, 2018 and 2019. For more information on our LTIPs, see the discussion below under “—Compensation Plans—2017, 2018 and 2019 SMT LTIPs.” During the years ended December 31, 2020, 2021 and 2022, we had no awards granted under LTIP.

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

Option Grants

We have made grants of options to our employees pursuant to our 2014 Employee Share Option Scheme Plan (the 2014 Plan) and our 2017 Employee Share Option Plan (the 2017 Plan). Options granted pursuant to the 2014 Plan are either vested in full as of the date of grant or are 25% vested as of the date of grant, with the remaining 75% vesting in equal annual installments over the three years following the date of grant. Options granted pursuant to the 2017 Plan vest in full upon the two-year anniversary of the date of grant. On December 10, 2020, the Board approved the 2020 EIP. The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,394 ADSs) of the Company, each ADS representing five ordinary shares. As disclosed in ITEM 18 FINANCIAL STATEMENTS, Note 25(c), the effect of the ADS Ratio Change on the Nasdaq Capital Market took place at the opening of trading on March 13, 2023. Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of our ADSs.

Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination. Options will be adjusted to account for any changes in capitalization or certain other corporate events and are not transferable (but may be exercised by the individual’s heirs in the case of death, to the extent vested at the time of death).

SMT LTIPs

During the year ended December 31, 2022, we had no performance based compensation programs.

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

Director Compensation

We provide only cash compensation to each of our non-executive directors not serving as a representative of a shareholder for the time and effort necessary to serve as a member of our Board. The compensation of the non-executive directors complies with our Articles and is determined by our remuneration committee and Board as a whole, based on a review of individual contributions to our operations and current practices in other companies.

2022 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our Board during the year ended December 31, 2022.

Name	Fees Earned in Cash	All Other Compensation	Total
Andrew Howden	$81,500	$—	$81,500
Robert E. Hoffman	$55,000	$—	$55,000
Neil Graham	$58,125	$—	$58,125
Kathleen Metters	$48,167	$—	$48,167

Grants of Share Options to Non-Executive Directors

The following table also summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our non-executive directors for service on our Board. The numbers under the columns “Number of Equivalent ADSs Underlying Stock Option” and “Equivalent Exercise Price per ADS” do not give effect to the change to the ratio of our ADSs to our ordinary shares from one ADS representing five ordinary shares to one ADS representing twenty-five ordinary shares effective on March 13, 2023 (the ADS Ratio Change).

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option	Number of Equivalent ADSs Underlying Stock Option	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Andrew Howden	December 15, 2020	375,000	75,000	$0.52	December 15, 2030
	January 1, 2022	187,500	37,500	$0.52	January 1, 2032
	January 1, 2023	187,500	37,500	$0.36	January 1, 2033
Robert E. Hoffman	December 15, 2020	375,000	75,000	$0.52	December 15, 2030
	January 1, 2022	187,500	37,500	$0.52	January 1, 2032
	January 1, 2023	187,500	37,500	$0.36	January 1, 2033
Neil Graham	February 22, 2021	375,000	75,000	$0.52	February 22, 2031
	January 1, 2022	187,500	37,500	$0.52	January 1, 2032
	January 1, 2023	187,500	37,500	$0.36	January 1, 2033
Kathleen M. Metters.	March 22, 2021	375,000	75,000	$0.52	March 22, 2031
	January 1, 2022	187,500	37,500	$0.52	January 1, 2032
	January 1, 2023	187,500	37,500	$0.36	January 1, 2033

Grants of Share Options to Executive Officers

The following table summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our executive officers. The numbers under the columns “Number of Equivalent ADSs Underlying Stock Option Scheme” and “Equivalent Exercise Price per ADS” do not give effect to the change to the ADS Ratio Change.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option Scheme	Number of Equivalent ADSs Underlying Stock Option Scheme	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Carl Firth, Ph.D.	July 1, 2013	4,500	900	$2.00	July 1, 2023
	July 1, 2013	300,000	60,000	$3.40	July 1, 2023
	July 1, 2014	300,000	60,000	$3.40	July 1, 2024
	July 1, 2015	150,000	30,000	$3.40	July 1, 2025
	July 1, 2015	1,050,000	210,000	$4.70	July 1, 2025
	July 1, 2016	300,000	60,000	$5.65	July 1, 2026
	December 15, 2020	1,150,500	230,100	$0.52	December 15, 2030
	December 15, 2020	5,169,245	1,033,849	$0.52	December 15, 2030
	January 1, 2022	3,487,235	697,447	$0.52	January 1, 2032
	January 1, 2023	3,487,235	697,447	$0.36	January 1, 2033
Kiran Asarpota	July 1, 2013	60,000	12,000	$3.40	July 1, 2023
	July 1, 2014	60,000	12,000	$3.40	July 1, 2024
	July 1, 2015	40,000	8,000	$3.40	July 1, 2025
	July 1, 2015	40,000	8,000	$4.70	July 1, 2025
	July 1, 2016	120,000	24,000	$5.65	July 1, 2026
	December 15, 2020	180,000	36,000	$0.52	December 15, 2030
	December 15, 2020	2,481,235	496,247	$0.52	December 15, 2030
	January 1, 2022	1,046,170	209,234	$0.52	January 1, 2032
	January 1, 2023	1,046,170	209,234	$0.36	January 1, 2033
Ben Goodger	July 1, 2016	276,000	55,200	$5.65	July 1, 2026
	December 15, 2020	2,481,235	496,247	$0.52	December 15, 2030
	January 1, 2022	1,046,170	209,234	$0.52	January 1, 2032
	January 1, 2023	1,046,170	209,234	$0.36	January 1, 2033
Stephen Doyle	December 15, 2020	2,481,235	496,247	$0.52	December 15, 2030
	January 1, 2022	1,046,170	209,234	$0.52	January 1, 2032
	January 1, 2023	1,046,170	209,234	$0.36	January 1, 2033
Alexandre Kaoukhov	July 1, 2022	3,500,000	700,000	$0.50	July 1, 2032
	January 1, 2023	1,394,895	278,979	$0.36	January 1, 2033

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

The 2014 Plan may be administered by our Board or a committee thereof, which administrator has the authority to: determine the individuals to whom awards may be granted and the terms of such awards; amend the terms of any outstanding award, provided that the consent of the grantee is required where the grantee’s rights would be adversely affected; construe and interpret the terms of the 2014 Plan and awards granted thereunder; and take such other action, not inconsistent with the terms of the 2014 Plan, as it deems appropriate.

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

The 2017 Plan is administered by our Board, which has the authority to determine the individuals to whom awards may be granted and the terms of such awards; and to construe and interpret the terms of the 2017 Plan and awards granted thereunder.

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

In connection with the approval of the 2020 EIP, the Board determined that there will be no increase for January 1, 2021. The Board determined that there will be an increase of 13,948,935 ordinary shares (an equivalent of 2,789,787 ADS), which is an amount equal to 4% of the total outstanding ordinary shares as of December 31, 2021 and December 31, 2022, of which 8,875,745 ordinary shares (an equivalent of 1,775,149 ADS) and 10,180,640 ordinary shares (an equivalent of 2,036,128 ADS) were granted on January 1, 2022 and January 1, 2023, respectively.

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

References in this summary to ordinary shares include an equivalent number of ADSs on the basis of the ADS-to-ordinary shares ratio in effect prior to the ADS Ratio Change.

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

C.
Board practices.

Composition of our Board

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Capital Market, we are not required to have independent directors on our Board, except to the extent that our audit committee is required to consist of independent directors. Nevertheless, our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our Board determined that all of our directors, except for Dr. Firth, qualify as “independent directors” as defined under applicable rules of the Nasdaq Capital Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our securities by each non-employee director and his or her affiliated entities (if any).

Board Diversity

As a foreign private issuer with five or fewer board members, under the listing requirements and rules of the Nasdaq Capital Market, we are required to have at least one board member who self-identifies as diverse. The listing requirements definition of diverse includes those who self-identify as female, as an underrepresented minority in our home country of Singapore and as a member of the LGBTQ+ community. The matrix below describes our board’s diversity statistics:

Board Diversity Matrix (As of March 24, 2023)
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

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our Board, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each director is elected to serve until the director’s earlier removal by way of: (i) ordinary resolution, (ii) his or her bankruptcy or arrangement or composition with his or her creditors, (iii) resignation, (iv) death or mental incapacity; or (v) notice addressed to him or her and signed by all of his or her co-Directors (not being less than two in number). Our amended and restated memorandum and articles of association provides that the authorized number of directors may be changed only by ordinary resolution of our shareholders.

Neither our directors nor executive officers are subject to term limitations. Our officers are elected by and serve at the discretion of the Board.

Committees of our Board

Our Board has four standing committees: an audit committee, a remuneration committee, a nomination committee and a research and development committee.

Audit Committee

The audit committee, which consists of Mr. Howden, Mr. Hoffman and Dr. Graham, assists the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Hoffman serves as chairman of the audit committee. The audit committee consists exclusively of independent members of our board. Our Board has determined that Mr. Hoffman qualifies as an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

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

Remuneration Committee

The remuneration committee, which consists of Mr. Howden, Mr. Hoffman and Dr. Metters, assists the Board in determining executive officer compensation. Mr. Howden serves as chairman of the remuneration committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members meet this heightened standard.

The remuneration committee’s responsibilities include:

•
Professionally and objectively evaluate the policies and systems for compensation of the directors, supervisors, and managerial officers of us, and submit recommendations to the Board for its reference in decision making;
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

Nomination Committee

The nomination committee, which consists of Mr. Howden, Dr. Graham and Dr. Metters assists the Board in selecting and approving director candidates to serve on the board. Under SEC and Nasdaq rules, director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or by a nomination committee comprised solely of independent directors. Foreign private issuers are not required to have independent director oversight of director nominations. However, our nomination committee consists entirely of independent directors.

The nomination committee’s responsibilities include:

•
Reviewing and assessing the composition of the Board;
•
Identifying appropriate director candidates and independent director candidates;
•
Reviewing the qualifications and suitability of each director candidate and independent director candidate identified by the committee;
•
Submitting director and independent director recommendations to the Board for consideration; and
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

Research and Development Committee

The research and development committee, which consists of Dr. Firth, Dr. Graham and Dr. Metters assists the board with the oversight of the Company’s portfolio and clinical development strategy, and makes recommendations to the board as needed. The research and development committee consists of at least three and up to five members. Members of the research and development committee are elected for a one-year term by the members of the board. Election usually takes place at the board meeting following the approval of the audited accounts of the previous financial year. One of the members of the research and development committee is designated by the board as Chair of the research and development committee.

The research and development committee’s responsibilities include:

•
Reviewing and making recommendations regarding the Company’s portfolio strategy;
•
Prioritizing investments into development programs;
•
Reviewing and making recommendations regarding clinical strategy and trial design for new studies; and
•
Reviewing scientific findings arising from collaborations and translational studies.

The research and development committee meets as often as one or more members of the research and development committee deem necessary.

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

Because we are a foreign private issuer, our members of our Board, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

D.
Employees.

As of December 31, 2022, we had 34 full-time employees. Of these, 17 were engaged in full-time research and development and 17 were engaged in full-time general and administrative functions. By geography, 21 of our employees are located in Singapore, 12 are located in the United States and one is located in the United Kingdom.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders.

The following table sets forth, as of February 28, 2023, information with respect to the beneficial ownership of our ordinary shares (or equivalent number of ADSs) by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares (or equivalent number of ADSs);
•
each of our executive officers and directors; and
•
all of our executive officers and directors as a group.

Percentage ownership calculations are based on 408,681,230 ordinary shares outstanding as of February 28, 2023.

As of February 28, 2023, to the best of our knowledge, approximately 337,297,360 ordinary shares (including ordinary shares in the form of ADSs), or approximately 82.5% of our outstanding ordinary shares, were held by one shareholder of record in the United States, which is JPMorgan Chase Bank N.A., our depositary. The actual number of holders is greater than this number of record holder and includes beneficial owners whose ordinary shares (including ordinary shares in the form of ADSs) are held in street name by brokers and other nominees. This number of holder of record also does not include holders whose shares may be held in trust by other entities.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose. The table has been prepared based solely on information supplied to us by the beneficial owner or included public documents filed by, or on behalf of, the beneficial owner with the SEC. None of our major shareholders have different voting rights with respect to their ordinary shares. We have set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is care of ASLAN Pharmaceuticals Limited, 3 Temasek Avenue Level 18 Centennial Tower Singapore 039190.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Equivalent Number of ADSs beneficially owned(2)	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Entities affiliated with BVF Partners L.P.(3)	42,445,150	8,489,030	9.99%
Tang Capital Partners, LP(4)	41,134,322	8,226,864	9.99%
K2 HealthVentures Equity Trust LLC(5)	26,466,126	5,293,225	6.24%
Florian Schönharting(6)	20,394,529	4,078,906	4.99%
Executive Officers and Directors:
Carl Firth(7)	11,394,452	2,278,890	2.74%
Kiran Asarpota(8)	2,648,649	529,730	*
Ben Goodger(9)	2,440,778	488,156	*
Alexandre Kaoukhov(10)	947,917	189,583	*
Stephen Doyle(11)	2,094,758	418,952	*
Robert E. Hoffman(12)	595,315	119,063	*
Andrew Howden(13)	1,504,630	300,926	*
Neil Graham(14)	390,625	78,125	*
Kathleen Metters(15)	382,815	76,563	*
All current executive officers and directors as a group (9 persons)(16)	22,399,939	4,479,988	5.26%

* Represents beneficial ownership of less than one percent.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include securities issuable upon the exercise of options or warrants that are immediately exercisable or exercisable within 60 days of February 28, 2023. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of such person, we deemed ordinary shares issuable upon the exercise of options or warrants as beneficially owned by such selling person to the extent such options or warrants are exercisable within 60 days of February 28, 2023. We did not deem such ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
(2)
On March 13, 2023, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing five ordinary shares to one ADS representing twenty-five ordinary shares (the ADS Ratio Change). This numbers in this column do not give retroactive effect to the ADS Ratio Change.
(3)
Consists of (a)(i) 14,024,650 ordinary shares; (ii) 27,996,770 ordinary shares issuable upon exercise of the Pre-Funded Warrants; and (iii) 51,712,720 ordinary shares issuable upon exercise of the Tranche Warrants held by Biotechnology Value Fund, L.P. (BVF); (b)(i) 10,646,680 ordinary shares; (ii) 21,253,480 ordinary shares issuable upon exercise of Pre-Funded Warrants; and (iii) 39,257,220 ordinary shares issuable upon exercise of the Tranche Warrants held by Biotechnology Value Fund II, L.P. (BVF2); (c)(i) 1,217,495 ordinary shares; (ii) 2,430,435 ordinary shares issuable upon exercise of the Pre-Funded Warrants; and (iii) 4,489,245 ordinary shares issuable upon exercise of the Tranche Warrants held by Biotechnology Value Trading Fund OS, L.P. (Trading Fund OS); and (d)(i) 361,175 ordinary shares; (ii) 721,000 ordinary shares issuable upon exercise of the Pre-Funded Warrants; and (iii) 1,331,755 ordinary shares issuable upon exercise of the Tranche Warrants held by MSI BVF SPV, LLC (MSI BVF) (collectively, the BVF Investment Entities); provided, that, the number of shares beneficially owned by the BVF Investment Entities in the aggregate is limited by beneficial ownership limitations applicable to the exercise of the Pre-Funded Warrants and Tranche Warrants held by the BVF Investment Entities, which limit the number of shares the BVF Investment Entities can beneficially own after the exercise of the Pre-Funded Warrants and Tranche Warrants to a maximum of 9.99% of our outstanding ordinary shares and as a result of such limitations, the number of shares beneficially owned by the BVF Investment Entities listed above under the column “Number of Ordinary Shares Beneficially Owned” does not include an aggregate of 132,997,475 ordinary shares issuable upon the exercise of the Pre-Funded Warrants and Tranche Warrants held by the BVF Investment Entities. BVF I GP LLC as the general partner of BVF may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC as the general partner of BVF2 may be deemed to beneficially own the shares beneficially owned by BVF2. BVF GP Holdings LLC as the sole member of BVF I GP LLC and BVF II GP LLC may be deemed to beneficially own the shares beneficially owned by BVF and BVF2. BVF Partners OS Ltd. as the general partner of Trading Fund OS may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF Partners L.P. as investment manager of BVF, BVF2, Trading Fund OS, and MSI BVF and the sole member of BVF Partners OS Ltd. may be deemed to beneficially own the shares beneficially owned by BVF, BVF2, Trading Fund OS and MSI BVF. BVF Inc. as general partner of BVF Partners L.P. may be deemed to beneficially own the shares beneficially owned by BVF Partners L.P. Mark Lampert as director and officer of BVF Inc. may be deemed to beneficially own the shares beneficially owned by BVF Inc. The business address of the BVF Investment Entities, BVF I GP LLC, BVF II GP LLC, BVF GP Holdings LLC, BVF Partners OS Ltd., BVF Partners L.P., BVF Inc, and Mark Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

(4)
Consists of (i) 38,060,580 ordinary shares (including 26,824,625 ordinary shares represented by 5,364,925 ADSs); and (ii) 13,827,280 ordinary shares issuable upon exercise of the Tranche Warrants held by Tang Capital Partners, LP; provided, that, the number of shares beneficially owned by Tang Capital Partners, LP is limited by beneficial ownership limitations applicable to the exercise of the Tranche Warrants held by Tang Capital Partners, LP, which limit the number of shares Tang Capital Partners, LP can beneficially own after the exercise of the Tranche Warrants to a maximum of 9.99% of our outstanding ordinary shares and as a result of such limitations, the number of shares beneficially owned by Tang Capital Partners, LP listed above under the column “Number of Ordinary Shares Beneficially Owned” does not include an aggregate of 10,753,538 ordinary shares issuable upon the exercise of the Tranche Warrants held by Tang Capital Partners, LP. Kevin Tang is the sole manager of Tang Capital Management, LLC, which is the general partner of Tang Capital Partners, LP. Kevin Tang has a pecuniary interest in the shares beneficially held by Tang Capital Partners, LP. The business address of Tang Capital Partners, LP, Tang Capital Management, LLC, and Kevin Tang is 4747 Executive Drive, Suite 210, San Diego, California 92121.
(5)
Consists of (i) 11,235,955 ordinary shares; (ii) 13,827,280 ordinary shares issuable upon exercise of the Tranche Warrants; and (iii) 1,402,891 ordinary shares issuable upon exercise of warrants held by K2 HealthVentures Equity Trust LLC (K2HV). Parag Shah and Anup Arora serve as the managing members of K2HV and, in such capacities, may be deemed to indirectly beneficially own the shares beneficially owned by K2HV. The business address of K2HV, Parag Shah and Anup Arora is 855 Boylston Street, 10th Floor, Boston, Massachusetts 02116.
(6)
Consists of (i) 20,367,765 ordinary shares (including 9,131,810 ordinary shares represented by 1,826,362 ADSs); and (ii) 13,827,280 ordinary shares issuable upon exercise of the Tranche Warrants held by Florian Schönharting; provided, that, the number of shares beneficially owned by Mr. Schönharting is limited by beneficial ownership limitations applicable to the exercise of the Tranche Warrants held by Mr. Schönharting which limit the number of shares Mr. Schönharting can beneficially own after the exercise of the Tranche Warrants to a maximum of 4.99% of our outstanding ordinary shares and as a result of such limitations, the number of shares beneficially owned by Mr. Schönharting listed above under the column “Number of Ordinary Shares Beneficially Owned” does not include an aggregate of 13,800,516 ordinary shares issuable upon the exercise of the Tranche Warrants held by Mr. Schönharting. Further, the number of shares beneficially owned by Mr. Schönharting listed above under the column “Number of Ordinary Shares Beneficially Owned” takes into account dispositions by Mr. Schönharting of an aggregate of 125,000 ordinary shares (represented by 25,000 ADSs) after February 28, 2023, the date in which the information in the above table is presented.The business address of Mr. Schönharting is c/o NB Capital, Oestergade 24A, 1100 Copenhagen K, Denmark.
(7)
Consists of (i) 3,407,340 ordinary shares held by Dr. Firth; (ii) 7,898,616 ordinary shares issuable upon the exercise of share options granted to Dr. Firth that are exercisable within 60 days of February 28, 2023; and (iii) 88,496 ordinary shares held by Dr. Firth’s spouse.
(8)
Consists of (i) 115,871 ordinary shares (including 28,875 ordinary shares represented by 5,775 ADSs) held by Mr. Asarpota; and (B) 2,532,778 ordinary shares issuable upon the exercise of share options granted to Mr. Asarpota that are exercisable within 60 days of February 28, 2023.
(9)
Consists of (i) 132,000 ordinary shares (including 4,000 ordinary shares represented by 800 ADSs) held by Mr. Goodger; and (ii) 2,308,778 ordinary shares issuable upon the exercise of share options granted to Mr. Goodger that are exercisable within 60 days of February 28, 2023.
(10)
Consists of 947,917 ordinary shares issuable upon the exercise of share options granted to Dr. Kaoukhov that are exercisable within 60 days of February 28, 2023.
(11)
Consists of (i) 61,980 ordinary shares held by Mr. Doyle; and (ii) 2,032,778 ordinary shares issuable upon the exercise of share options granted to Mr. Doyle that are exercisable within 60 days of February 28, 2023.
(12)
Consists of (i) 150,000 ordinary shares represented by 30,000 ADSs held by Mr. Hoffman; and (ii) 445,315 ordinary shares issuable upon the exercise of share options granted to Mr. Hoffman that are exercisable within 60 days of February 28, 2023.
(13)
Consists of (i) 439,510 ordinary shares held by Mr. Howden; (ii) 619,805 ordinary shares held by JANK Howden Pty. Ltd. over which Mr. Howden holds sole voting power; and (iii) 445,315 ordinary shares issuable upon the exercise of share options granted to Mr. Howden that are exercisable within 60 days of February 28, 2023.
(14)
Consists of 390,625 ordinary shares issuable upon the exercise of share options granted to Dr. Graham that are exercisable within 60 days of February 28, 2023.
(15)
Consists of 382,815 ordinary shares issuable upon the exercise of share options granted to Dr. Metters that are exercisable within 60 days of February 28, 2023.
(16)
Consists of the shares referenced in footnotes (7) through (15) above.
B.
Related party transactions.

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Loan Agreements with Related Parties

In 2019, we entered into loan transactions with certain related parties. See footnotes 13 and 23 to the consolidated financial statements included elsewhere in this Annual Report for further details. These loans were repaid in 2021.

2023 Private Placement

On February 24, 2023, we entered into a Unit Purchase Agreement (the Purchase Agreement), with fund entities affiliated with BVF Partners L.P. (collectively, BVF), Tang Capital Partners, LP, a greater than 5% shareholder, and the other purchasers named therein (collectively, the Purchasers), pursuant to which we agreed to sell to the Purchasers, in a private placement offering, an aggregate of (i) 112,359,550 ordinary shares, which includes (ii) pre-funded warrants exercisable for ordinary shares (Pre-Funded Warrants), to purchase five ordinary shares, represented by our ADSs, at a purchase price of $0.178 per ordinary share (or the equivalent of $0.89 per ADS) and $0.8895 per Pre-Funded Warrant (the 2023 Private Placement). The 2023 Private Placement closed on February 27, 2023 and resulted in gross proceeds to us of approximately $20.0 million.

As part of the 2023 Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 55,309,112 ADSs (or Pre-Funded Warrants exercisable for ADSs). The first tranche of warrants is comprised (i) 50% of warrants that are exercisable upon issuance and until 60 days after the public announcement of our topline data from our TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the eblasakimab announcement) at an exercise price of $1.30 per ADS, and (ii) 50% of warrants which can only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $1.30 and a 50% discount to the ADSs’ ten-day volume‐weighted average price (VWAP) measured across a specified period after the eblasakimab announcement. The second tranche of warrants is similarly comprised (i) 50% of warrants that are exercisable upon issuance until 60 days after the public announcement of topline interim data from our planned Phase 2 proof of concept trial investigating farudodstat (the farudodstat announcement) at an exercise price of $1.63 per ADS, and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $1.63 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (collectively, the Tranche Warrants). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all Tranche Warrants are fully-exercised we would receive an additional $80.0 million in gross proceeds.

Pursuant to the Purchase Agreement, we granted BVF the right to nominate one individual to our Board and are required to recommend to our shareholders to elect such nominee until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding ordinary shares (including any Pre-Funded Warrants BVF holds as if fully exercised).

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

Related Party Transaction Policy

We have adopted a related party transaction policy, which requires that certain related party transactions be approved by our Board and audit committee. We intend to afford ourselves of the Nasdaq foreign private issuer exemption from the requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F. The definition of “related party transactions” per our related party transaction policy is not as broad as the definition in Item 7.B of Form 20-F.

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

B.
Significant Changes.

Not applicable.

Item 9. The Offer and Listing

A.
Offer and Listing Details.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN”. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares traded on the TPEx under “6497” from June 1, 2017 to August 25, 2020. Prior to June 7, 2017, there was no public trading market for our ordinary shares. On September 29, 2022 we transferred and began trading our ADSs from The Nasdaq Global Market to The Nasdaq Capital Market under the same trading symbol “ASLN”.

B.
Plan of Distribution.

Not applicable.

C.
Markets.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN”. On September 29, 2022, we transferred to The Nasdaq Capital Market and continued trading under the same trading symbol “ASLN”.

D.
Selling Shareholders.

Not applicable.

E.
Dilution.

Not applicable.

F.
Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.
Share Capital.

Not applicable.

B.
Memorandum and Articles of Association.

Eleventh Amended and Restated Memorandum and Articles of Association

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

K2 Loan Agreement, Warrant and Participation Rights

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

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. Our Articles provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at our general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Companies Act defines “special resolution” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Our Articles contain a provision that shareholders may by ordinary resolution appoint any person to be a director. Further, the directors shall have power at any time and from time to time to appoint any person to be a director, either as a result of a casual vacancy or as an additional director, subject to the maximum number (if any) imposed by Ordinary Resolution.

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

The surviving or consolidated entity remains or becomes active while the other company or companies are automatically dissolved. Unless the shares of such shareholder are publicly listed or quoted on the expiry date of the period allowed for written notice of dissent to be provided to the Company, dissenting shareholders in a merger or consolidation of this type are entitled to payment of the fair value of their shares if such shareholder provides a written objection before the vote on such merger or consolidation and subsequently provides written notice of their decision to dissent within 20 days immediately following written notice from the Company to such shareholder of the authorization for such merger or consolidation. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. With respect to shares that are listed or quoted, a shareholder shall have similar rights only if it is required by the terms of the merger or consolidation to accept for such shares property other than (i) shares (or depositary receipts in respect thereof) in the surviving or consolidated company; (ii) listed or quoted shares (or depositary receipts in respect thereof) of another company; (iii) cash in lieu of any fractions of shares or depositary receipts described at (i) and (ii); or (iv) any combination of shares, depositary receipts or cash described in (i)—(iii).

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

•
 the statutory provisions as to the required majority vote have been met;
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

Except in respect of the inspection of a Company's Register of Directors upon payment of a fee at the Registrar of Companies in the Cayman Islands by any person, shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the register of mortgages or charges) of the company. However, these rights may be provided in the company’s articles of association.

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

2020 ATM Sale Agreement

We entered into an Open Market Sale AgreementSM (the ATM Sale Agreement), with Jefferies LLC on October 9, 2020, subsequently amended in September 2022, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal.

The ATM Sale Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and Jefferies LLC have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Jefferies LLC and the Company have the right, by giving written notice as specified in the ATM Sale Agreement, to terminate the ATM Sale Agreement.

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

2021 Loan Guaranty and Security Agreement

In July 2021 we entered into a loan agreement with K2 HealthVentures LLC (K2HV) and certain parties related to K2HV, pursuant to which K2HV agreed to provide a four-year loan facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. Borrowings under the K2HV Facility are secured with a pledge of the borrower’s equity interests in subsidiaries and collateral over all of our cash, goods, and other personal property, with the exception of (i) our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. Borrowings under the K2HV Facility can be used to advance the clinical development of eblasakimab, farudodstat, and general corporate purposes. Interest on the loan is computed at a variable annual rate equal to the greater of (i) eight and one-quarter of one percent (8.25%), and (ii) the sum of (A) the prime rate, as noted in The Wall Street Journal, Money Rates section plus (B) five percent (5%), and is payable on a monthly basis. Amounts outstanding can be voluntarily prepaid. Under the K2HV Facility, we may not without the permission of K2HV incur any further indebtedness other than Permitted Indebtedness (as defined in the K2HV loan agreement). Under the K2HV Facility, we are subject to customary reporting and restrictive covenants. If an event of default occurs, K2HV can terminate the commitment under the K2HV Facility and accelerate all amounts outstanding.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were a PFIC for the taxable year ended December 31, 2022. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares, which may fluctuate considerably, we may also be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status in our current taxable year or in any prior or future taxable year.

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

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (QEF) election. While we will consider providing U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, we can provide no assurance that we will do so, in which case such a QEF election would not be available for a U.S. Holder.

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

J.
Annual Report to Security Holders.

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

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein. While we are seeing, and expect to continue to see, record inflation due to, among other things, the COVID-19 pandemic and other geopolitical and macroeconomic events, such as the ongoing military conflict between Ukraine and Russia and related sanctions, and bank failures, as of December 31, 2022, we do not expect anticipated changes in inflation to have a material effect on our business, financial condition or results of operations for future reporting periods.

A.
Foreign Exchange Risk.

We have foreign currency transactions, which expose us to foreign currency risks. The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2021 were as follows:

	December 31, 2021
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	SG$	837,336	0.7411	US$	620,563
AUD	AU$	2,418,022	0.7263	US$	1,756,130

Financial liabilities

Monetary items
SGD	SG$	15,649,526	0.7411	US$	11,598,118

A hypothetical rate change of 5% is used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. Based on outstanding foreign currency-denominated monetary items, a 5% weakening of the U.S. dollar against the Singapore dollar and Australian dollar would result in a ($0.55) and $0.09 million increase to net (loss)/gain and (decrease)/increase to equity.

The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2022 were as follows:

	December 31, 2022
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	SG$	2,312,357	0.7461	US$	1,725,279
AUD	AU$	2,616,802	0.6820	US$	1,784,606

Financial liabilities

Monetary items
SGD	SG$	16,298,191	0.7461	US$	12,160,288

A hypothetical rate change of 5% is used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. Based on outstanding foreign currency-denominated monetary items, a 5% weakening of the U.S. dollar against the Singapore dollar and Australian dollar would result in a ($0.52) and $0.09 million increase to net (loss)/gain and (decrease)/increase to equity.

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

If interest rates had been 100 basis points higher and all other variables were held constant, our pre-tax loss for the years ended December 31, 2021 and 2022 would have increased around by $0.31 million and $0.07 million, respectively.

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
(If it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing, in which case ADR holders will receive nothing and the rights may lapse.

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

Notwithstanding the above, we will pay all stamp duties and other similar duties or taxes payable in the Cayman Islands, Singapore, the United States of America and any other jurisdiction, on or in connection with the constitution and issue of the ADSs and the execution or other event concerning the deposit agreement. If any legal proceedings are taken to enforce our obligations under the deposit agreement or the ADSs and for the purpose of such proceedings any of them are required to be taken into or enforced in any jurisdiction and stamp duties or other similar duties or taxes become payable in connection with such proceedings in such jurisdiction, the ADR holders will pay (or reimburse the person making a valid payment of) all such stamp duties and other similar duties and taxes, including any penalties and interest, unless otherwise ordered by a court of competent jurisdiction in such proceedings. The depositary may sell any deposited securities and cancel ADSs with respect thereof in order to pay any such stamp duties or other similar duties or taxes owed under the deposit agreement by ADR holders without the depositary being required to request payment thereof from the ADR holders.

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

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs. Prior to the issue, registration, registration of transfer, split-up, combination, or withdrawal of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective directors, officers, employees, agents and affiliates, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such other party will be liable to holders or beneficial owners if:

•
Any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, Singapore or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or any such other party’s direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or such other party (including, without limitation, voting);
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

Each ADR holder agrees to comply with requests from us pursuant to the laws, rules and regulations of the Cayman Islands, and Singapore, as well as the rules and regulations of any stock exchange on which the ordinary shares may hereinafter be registered, traded or listed to provide information, inter alia, as to the capacity in which such ADR holder owns ADRs (and ordinary shares as the case may be) and regarding the identity of any other person interested in such ADRs and the nature of such interest.

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

Notwithstanding the foregoing, any suit, action or proceeding based on the deposit agreement, the ADSs or the ADRs or the transactions contemplated thereby may be instituted by the depositary in any competent court in the Cayman Islands, Singapore and/or the United States.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A.
Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Operating Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Operating Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Item 16C. Principal Accountant Fees and Services.

The table below summarizes the fees that we paid for services provided by Deloitte & Touche LLP (PCAOB ID Number: 1046) and its affiliated firms (Deloitte Entities) for the years ended December 31, 2021 and 2022. All audit and non-audit services provided by Deloitte & Touche LLP were pre-approved by our audit committee paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, entitled “Audit Committee Administration of the Engagement”.

	Year Ended December 31,
Fee Category	2021	2022
	(in thousands)
Audit fees	$386	$431
Audit-related fees	65	257
Tax fees	59	9
All other fees	-	-
Total	$510	$697

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

The 2022 principal accountant fees included the service from Deloitte & Touche LLP.

All other fees.

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

Item 16G. Corporate Governance.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC (Nasdaq), we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following exemptions afforded to foreign private issuers:

•
We do not intend to follow Nasdaq Rule 5620, which requires that we hold an annual general meeting of shareholders and that we provide notice thereof to Nasdaq. Such annual general meeting requirement is not required under Cayman Islands law nor our Eleventh Amended and Restated Memorandum and Articles of Association, and instead our board of directors may convene an annual general meeting of shareholders at its discretion.
•
We do not intend to follow certain provisions of Nasdaq Rule 5635, which requires shareholder approval for certain issuances of our securities, including: (a) issuances where the issued common stock will equal 20% or more of the number of shares of common stock or voting power outstanding before the issuance, except if the issuance is (i) a public offering or (ii) at a price not less than the greater of the book value, or the market value, of the stock; (b) issuances in connection with a stock option or purchase plan to be established or materially amended to which stock may be acquired by officers, directors, employees, or consultants; and (c) issuances in connection with the acquisition of the stock or assets of another company that, on issuance, will equal 20% or more of the number of shares or voting power outstanding before such issuance. Such shareholder approval requirements are not required under Cayman Islands law nor our Eleventh Amended and Restated Memorandum and Articles of Association, and instead our board of directors may decide to proceed with issuances under (a), (b) or (c), in its sole discretion, or if our board of directors so chooses, it may receive prior approval from our shareholders by ordinary resolution.

•
We do not intend to follow Nasdaq Rule 5640, which requires that voting rights of existing shareholders of publicly traded registered common stock cannot be disparately reduced or restricted through any corporate action or issuance. Such voting rights are not required under Cayman Islands law nor our Eleventh Amended and Restated Memorandum and Articles of Association, and instead we may issue shares with rights which are preferential to those of our currently issued ordinary shares, and the rights of such preferred shares may include the order of, or restriction on, the voting rights of the holders thereof.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements

See pages F-1 through F-41 of this Annual Report on Form 20-F.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Eleventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.	6-K	001-38475	99.1	01/31/2023

2.1	Form of Amended and Restated Deposit Agreement.	F-6EF	333-248632	EX-99.A	09/04/2020

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement.	F-6 POS	333-248632	EX-99.A(2)	03/03/2023

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).	F-6 POS	333-248632	EX-99.A(2)	03/03/2023

2.4	Warrant to Purchase Ordinary Shares.	6-K	001-38475	4.1	07/14/2021

2.5*	Description Of Securities Registered Under Section 12 of the Exchange Act.

2.6	Form of Pre-Funded Warrant.	6-K	001-38475	99.2	02/24/2023

2.7	Form of Tranche 1A Warrant.	6-K	001-38475	99.3	02/24/2023

2.8	Form of Tranche 1B Warrant.	6-K	001-38475	99.4	02/24/2023

2.9	Form of Tranche 2A Warrant.	6-K	001-38475	99.5	02/24/2023

2.10	Form of Tranche 2B Warrant.	6-K	001-38475	99.6	02/24/2023

4.1†	ASLAN Pharmaceuticals Limited 2014 Employee Share Option Scheme Plan.	F-1	333-223920	10.1	03/26/2018

4.2†	ASLAN Pharmaceuticals Limited 2017 Employee Share Option Plan 1.	F-1	333-223920	10.2	03/26/2018

4.3†	ASLAN Pharmaceuticals Pte. Ltd. 2017 SMT Long Term Incentive Plan.	F-1	333-223920	10.3	03/26/2018

4.4†	ASLAN Pharmaceuticals Limited 2020 Equity Incentive Plan	6-K	001-38475	4.1	12/10/2020

4.5#	License Agreement, dated January 3, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and Array BioPharma Inc.	F-1	333-223920	10.4	03/26/2018

4.6#	Amended Development and License Agreement, dated December 21, 2015, by and between ASLAN Pharmaceuticals Pte. Ltd. and Almirall, S.A., as amended.	F-1	333-223920	10.5	03/26/2018

4.7	Open Market Sale AgreementSM, dated October 9, 2020, as amended September 13, 2022, by and among the Registrant and Jefferies LLC.	6-K	001-38475	99.1	09/13/2022

4.8	Unit Purchase Agreement, dated February 24, 2023, by and among the Registrant and the Purchasers named therein.	6-K	001-38475	99.1	02/24/2023

4.9†	Form of Indemnity Agreement by and between ASLAN Pharmaceuticals Limited and each director and executive officer.	F-1/A	333-223920	10.9	04/16/2018

4.10+	License Agreement, dated February 27, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.10	04/29/2019

4.11+	License Agreement, dated March 11, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.11	04/29/2019

4.12+	Deed of Amendment and Restatement, dated May 31, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	06/17/2019

4.13+	Loan, Guaranty, and Security Agreement, dated as of July 12, 2021, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC.	6-K	001-38475	10.1	07/14/2021

8.1*	Subsidiaries of the registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

ASLAN Pharmaceuticals Limited

Date: March 24, 2023	By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASLAN Pharmaceuticals Limited and its subsidiaries (the "Company") as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte & Touche LLP

Singapore
March 24, 2023

We have served as the Company's auditor since 2021.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2022

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2021	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$90,167,967	$56,902,077
Other assets (Note 7)	3,612,846	3,976,350
Total current assets	93,780,813	60,878,427
NON-CURRENT ASSETS
Investment in associate company (Note 10)	494,728	8,587
Property, plant and equipment, net	34,979	43,140
Right-of-use assets	197,746	249,601
Intangible assets (Note 11)	9,956	5,836
Total non-current assets	737,409	307,164
TOTAL ASSETS	$94,518,222	$61,185,591

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables (Note 12)	$3,116,786	$12,784,485
Other payables (Note 12)	2,817,909	2,325,038
Current borrowings (Notes 13 and 21)	—	7,748,831
Lease liabilities – current (Note 21)	199,124	215,671
Financial liabilities at fair value through profit or loss (Notes 8 and 22)	223,352	90,213
Total current liabilities	6,357,171	23,164,238
NON-CURRENT LIABILITY
Long-term borrowings (Notes 13 and 21)	30,857,308	29,656,133
Total non-current liability	30,857,308	29,656,133
TOTAL LIABILITY	37,214,479	52,820,371
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY (Note 14)
Ordinary shares	63,019,962	63,019,962
Capital surplus	221,467,061	223,910,955
Accumulated deficit	(227,004,332)	(278,386,749)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	57,303,743	8,365,220
NON-CONTROLLING INTERESTS	—	—
Total equity	57,303,743	8,365,220
TOTAL LIABILITIES AND EQUITY	$94,518,222	$61,185,591

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2020	2021	2022
OPERATING EXPENSES
General and administrative expenses	(7,169,177)	(11,825,131)	(9,881,993)
Research and development expenses	(9,314,120)	(22,021,321)	(38,000,494)
Total operating expenses	(16,483,297)	(33,846,452)	(47,882,487)
LOSS FROM OPERATIONS	(16,483,297)	(33,846,452)	(47,882,487)
NON-OPERATING INCOME AND EXPENSES
Interest income	592	219	354,457
Other income (Note 16a)	888,046	1,108,072	386,138
Gain on dilution of subsidiary and recognition of associate (Note 9)	—	2,307,735	—
Other gains and losses (Note 16b)	(129,299)	1,106,510	(29,583)
Finance costs (Note 16c)	(1,247,331)	(1,860,954)	(3,675,689)
Total non-operating income and expenses	(487,992)	2,661,582	(2,964,677)
Share in losses of associate company, accounted for using equity method (Note 10)	—	(405,712)	(436,032)
LOSS BEFORE INCOME TAX (Note 16)	(16,971,289)	(31,590,582)	(51,283,196)
INCOME TAX EXPENSES (Note 17)	—	—	(99,221)
NET LOSS FOR THE YEAR	(16,971,289)	(31,590,582)	(51,382,417)
OTHER COMPREHENSIVE LOSS Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(123,864)	—	—
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(17,095,153)	$(31,590,582)	$(51,382,417)
NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(16,197,889)	$(31,321,618)	$(51,382,417)
Non-controlling interests	(773,400)	(268,964)	—
	$(16,971,289)	$(31,590,582)	$(51,382,417)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(16,321,753)	$(31,321,618)	$(51,382,417)
Non-controlling interests	(773,400)	(268,964)	—
	$(17,095,153)	$(31,590,582)	$(51,382,417)
LOSS PER ORDINARY SHARE (Note 18)
Basic and diluted	$(0.08)	$(0.10)	$(0.15)
LOSS PER EQUIVALENT ADS - AFTER THE ADS RATIO CHANGE (Notes 18 and 25)
Basic and diluted	$(2.11)	$(2.40)	$(3.68)

Each American Depository Shares (“ADS”) represented five ordinary shares before the Company completed a ratio change on March 13, 2023 (the “ADS Ratio Change”) and after the completion of the ADS Ratio Change, each ADS represents twenty-five ordinary shares. Please refer to Note 25(c).

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	Equity Attributable to Stockholders of the Company
	Ordinary Shares (Note 14)		Capital Surplus (Note 14)
	Number of Ordinary Shares	Amount Par	Ordinary Surplus	Share Options Reserve	Other	Total	Accumulated Deficit	Unrealized Valuation Loss on Equity Instrument at Fair Value Through Other Comprehensive Income	Non- controlling Interests	Total Equity
BALANCE AT JANUARY 1, 2020	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)
Issuance of new share capital (Note 14)	19,720,500	$459,393	$7,183,847	$—	$—	$7,183,847	$—	$—	$—	$7,643,240
Transaction costs attributable to the issuance of ordinary shares	—	$—	$(229,297)	$—	$—	$(229,297)	$—	$—	$—	$(229,297)
Recognition of employee share options expense by the Company (Note 19)	—	$—	$—	$132,200	$—	$132,200	$—	$—	$—	$132,200
Net loss for the year ended December 31, 2020	—	$—	$—	$—	$—	$—	$(16,197,889)	$—	$(773,400)	$(16,971,289)
Other comprehensive loss for the year ended December 31, 2020, net of income tax	—	$—	$—	$—	$—	$—	$—	$(123,864)	$—	$(123,864)
Total comprehensive loss for the year ended December 31, 2020	—	$—	$—	$—	$—	$—	$(16,197,889)	$(123,864)	$(773,400)	$(17,095,153)
BALANCE AT DECEMBER 31, 2020	209,675,470	$61,826,237	$115,754,741	$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
BALANCE AT JANUARY 1, 2021	209,675,470	$61,826,237	$115,754,741	$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
Issuance of new share capital (Note 14)	136,412,540	$1,167,371	$100,388,337	$—	$—	$100,388,337	$—	$—	$—	$101,555,708
Transaction costs attributable to the issuance of ordinary shares	—	$—	$(4,576,671)	$—	$—	$(4,576,671)	$—	$—	$—	$(4,576,671)
Exercise of employee share options (Note 19)	590,000	5,900	726,976	(511,166)		215,810				221,710
Recognition of employee share options expense by the Company (Note 19)	—	$—	$—	$2,428,128	$—	$2,428,128	$—	$—	$—	$2,428,128
Warrants exercised	2,045,355	$20,454	$805,346	$—	$—	$805,346	$—	$—	$—	$825,800
Non-controlling interests derecognized due to dilution of subsidiary	—	$—	$—	$—	$—	$—	$—	$—	$(31,717)	$(31,717)
Reclassification of capital reserve to profit or loss (Note 9b)	—	—	$—	$—	$(1,376,349)	$(1,376,349)	—	$—	$—	$(1,376,349)
Net loss for the year ended December 31, 2021	—	$—	$—	$—	$—	$—	$(31,321,618)	$—	$(268,964)	$(31,590,582)
Total comprehensive loss for the year ended December 31, 2021	—	$—	$—	$—	$—	$—	$(31,321,618)	$—	$(268,964)	$(31,590,582)
BALANCE AT DECEMBER 31, 2021	348,723,365	$63,019,962	$213,098,729	$8,323,753	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$—	$57,303,743
BALANCE AT JANUARY 1, 2022	348,723,365	$63,019,962	$213,098,729	$8,323,753	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$—	$57,303,743
Recognition of employee share options expense by the Company (Note 19)	—	$—	$—	$2,443,894	$—	$2,443,894	$—	$—	$—	$2,443,894
Net loss for the year ended December 31, 2022	—	$—	$—	$—	$—	$—	$(51,382,417)	$—	$—	$(51,382,417)
Total comprehensive loss for the year ended December 31, 2022	—	$—	$—	$—	$—	$—	$(51,382,417)	$—	$—	$(51,382,417)
BALANCE AT DECEMBER 31, 2022	348,723,365	$63,019,962	$213,098,729	$10,767,647	$44,579	$223,910,955	$(278,386,749)	$(178,948)	$—	$8,365,220

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(16,971,289)	$(31,590,582)	$(51,283,196)
Adjustments for:
Depreciation expenses	295,072	279,660	327,632
Amortization expenses	2,685	2,564	4,120
Net gain on fair value changes of financial assets and liabilities at fair value through profit or loss	(78,038)	(488,255)	(133,139)
Finance costs	1,247,331	1,860,954	3,675,689
Interest income	(592)	(219)	(1,312)
Interest income from money market fund	—	—	(353,145)
Gain on dilution of subsidiary and recognition of associate	—	(2,307,735)	—
Share of loss of associates accounted for using equity method	—	405,712	436,032
Compensation costs recognized of share-based payment transactions and long-term incentive plan	345,836	2,193,367	1,976,760
Gain on disposal of property, plant and equipment	(968)	—	(1,172)
Unrealized loss/(gain) on foreign exchange, net	206,457	(230,619)	88,866
Gain on lease termination	—	—	(14,115)
Interest accretion income on short-term investment, net of management fee	—	—	(87,493)
Others	—	—	50,109
Changes in operating assets and liabilities
Increase in other assets	(971,126)	(2,490,143)	(357,724)
Increase in trade payables	447,715	797,228	9,667,699
(Decrease) Increase in other payables	425,825	(2,157,966)	41,545
Decrease in other current labilities	—	(269,735)	—
Cash used in operations	(15,051,092)	(33,995,769)	(35,962,844)
Interest received	592	219	1,312
Interest paid	(2,490)	—	(2,338,715)
Income tax paid	—	—	(105,000)
Net cash used in operating activities	(15,052,990)	(33,995,550)	(38,405,247)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(5,056)	(36,448)	(27,111)
Proceeds from disposal of property, plant and equipment	1,214	—	1,172
Payments for intangible assets	—	(12,360)	—
Decrease in refundable deposits	4,769	20,653	—
Interest income from money market fund	—	—	353,145
Purchase of short-term investments	—	—	(16,512,507)
Proceeds from maturities of short-term investments	—	—	16,600,000
Net cash generated from/(used in) investing activities	927	(28,155)	414,699
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	—	20,000,000	5,000,000
Repayment on long-term borrowings	—	(7,784,087)	—
Repayment of the principal portion of lease liabilities	(202,605)	(353,649)	(262,798)
Repayment of the interest portion of lease liabilities	(37,935)	(21,510)	(12,544)
Proceeds from exercise of employee share options	—	1,047,510	—
Proceeds from new shares issued	7,643,240	101,555,708	—
Payments for transaction costs attributable to the issuance of ordinary shares	(229,297)	(4,576,671)	—
Net cash generated from financing activities	7,173,403	109,867,301	4,724,658
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(7,878,660)	75,843,596	(33,265,890)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	22,203,031	14,324,371	90,167,967
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$14,324,371	$90,167,967	$56,902,077

Supplemental disclosure of cash flow information and non-cash transactions:

1.
As disclosed in Note 1, the majority of shareholders agreed to the Taiwan delisting in 2020 and conversion of ordinary shares to Nasdaq-listed ADS on a non-cash equity transaction.
2.
As disclosed in Notes 9 and 10, the Company’s shareholding in Jaguahr Therapeutics Pte. Ltd in April 2021 was diluted as a result of which, the Company’s majority controlling interest was lost. However, the Company retains significant influence and thus the former subsidiary is recognized as an associate company (as defined in Note 4). This was accounted for as a non-cash equity transaction, using the equity method.
3.
As disclosed in Note 25(c), with effect from March 13, 2023 the Company changed the ratio of the ADSs to its ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing twenty-five (25) ordinary shares on a non-cash equity transaction.

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. Dollars, other than shares or share data, or otherwise noted)

1.
NATURE OF OPERATIONS

ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 and is the listing vehicle for the listing on the Nasdaq Global Market sponsored with its issuance of American Depositary Shares (“ADSs”) in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the “Company”) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

The Company’s portfolio is led by eblasakimab (also known as ASLAN004), a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor, blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle. The Company’s ADSs have been listed on the Nasdaq Capital Market since May 2018 and the ordinary shares were previously listed on TPEx. In August 2020, the Company’s ordinary shares ceased trading on TPEx, and in September 2020, the Company’s shareholders approved the cessation of the public company status in Taiwan, resulting in Nasdaq being the primary listing of the Company’s securities.

On September 14, 2022, ASLAN Cayman submitted to the Listing Qualifications Department of Nasdaq an application to transfer the listing of its American Depositary Shares ("ADSs") representing ordinary shares of the Company from the Nasdaq Global Market to the Nasdaq Capital Market. On September 27, 2022, the Company received notice from Nasdaq that its application to transfer listing of its ADSs had been approved. The transfer was effective at the opening of business on September 29, 2022. The Company continues to trade under the symbol "ASLN."

The Company has financed its operations to date primarily through the issuance of common shares or ADSs. The Company has incurred net losses since inception. Please refer to Notes 14 and 25(b) for details of the Company’s fund-raising activities.

2.
APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Company’s board of directors on March 24, 2023.

3.
APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS
a.
Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year.

The application of the amendments to IFRSs included in Amendments to IFRS 3 Reference to the Conceptual Framework, Amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use, Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract and Annual Improvement to IFRS Accounting Standards 2018 – 2020 Cycle has had no material impact on disclosures or amounts in the Company’s consolidated financial statements.

b.
New and revised IFRSs issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New IFRSs	Description
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates

The Company does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.

New IFRSs	Description
IFRS 17 (including the June 2020 and December 2021 amendments to IFRS 17)	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback

The Company anticipates that the application of these amendments may have an impact on the consolidated financial statements in future periods should such transactions arise.

4.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Statement of compliance

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The accompanying consolidated financial statements have been prepared in conformity with IFRS issued by the IASB.

b.
Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments and long-term incentive plan payable arising from cash-settled share-based payment arrangements which are measured at fair value.

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

The consolidated financial statements incorporate the financial statements of ASLAN Cayman and entities controlled by ASLAN Cayman (its subsidiaries) made up to December 31 each year. Control is achieved when the Company:

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

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between

(i)
the aggregate of the fair value of the consideration received and the fair value of any retained interest and
(ii)
the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests.

All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

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

Under the equity method, an investment in an associate is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses.

Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed off.

When the Company reduces its ownership interest in an associate, but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. When a Company entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

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

2)
Internally-generated intangible assets – research and development expenditures

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

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
Financial asset

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

a)
Measurement categories

Financial assets are classified into the following categories: Financial assets at FVTPL, financial assets at amortized cost and equity instruments at fair value through other comprehensive income (i.e., FVTOCI).

i.
Financial assets at FVTPL

Money market funds are classified as FVTPL as they do not meet the conditions to be classified as amortized cost or FVTOCI.

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

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such a financial asset. Short-term investments have been purchased during the year and have matured before the end of the year. These have been assessed to be financial assets held at amortized cost. Interest accretion income on short-term investment is recognized in profit or loss and as part of "Other Income" line item.

Cash equivalents include time deposits and money markets funds, which are highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

2)
Equity instruments

Debt and equity instruments issued by the Company entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

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

b)
Derecognition of financial liabilities

The difference between the carrying amount of a financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognized in profit or loss as the modification gain or loss within other gains and losses.

4)
Compound instruments

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A component part that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or upon the instrument’s maturity date.

5)
Derivative financial instruments

Derivatives embedded in non-derivative host contracts that are not financial assets that is within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative; their risks and characteristics are not closely related to those of the host contracts; and the host contracts are not measured at FVTPL. The derivatives are measured at FVTPL (Note 13(b)).

i.
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

j.
Share-based payment arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of employee share options that will eventually vest, with a corresponding increase in “capital surplus - share options reserve”. The fair value determined at the grant date of the employee share options is recognized as an expense in full at the grant date when the share options granted vest immediately.

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

Modification of the terms on which equity instruments were granted may have an effect on the expense that will be recorded. In accordance with IFRS 2, modifications also apply to instruments modified after their vesting date. If the fair value of the new instruments is more than the fair value of the old instruments (e.g. by reduction of the exercise price or issuance of additional instruments), the incremental amount is recognized over the remaining vesting period in a manner similar to the original amount. If the modification occurs after the vesting period, the incremental amount is recognized immediately. If the fair value of the new instruments is less than the fair value of the old instruments, the original fair value of the equity instruments granted is expensed as if the modification never occurred.

k.
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

l.
Cash and short-term deposits

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash, short-term deposits and money market fund, as defined above, as they are considered an integral part of the Company’s cash management.

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements and estimation in applying the Company’s accounting policies

Key Sources of Critical Judgements

The below are the instances of application of critical judgement which are expected to have a significant effect on the amounts recognized in the financial statements.

Dilution of subsidiary and recognition of associate

As further described in Note 9, on April 28, 2021, the Company’s shareholding in Jaguahr Therapeutics Pte. Ltd (“JAGUAHR”) was diluted from 55% to 35% resulting in a loss of control. The Company retains the right to offer to purchase, and, upon valid exercise to buy back all or part of the equity held by Bukwang at a price equal to three times the amount invested by Bukwang upon receiving Bukwang’s acceptance notice which are deemed potential voting rights. Given that JAGUAHR is at an early stage of product development, the Company has assessed that the potential voting rights are not considered substantive, and thus JAGUAHR has not been consolidated as of December 31, 2021, and 2022.

Key Sources of Estimation Uncertainty

The below are the critical accounting estimates, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

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

6.
CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2021	2022
Cash in hand	$294	$256
Cash in banks	90,167,673	26,456,482
Money market fund	—	30,445,339
	$90,167,967	$56,902,077

Cash in banks comprise cash and short-term bank deposits with an original maturity of three months.

In February 2022, the Company engaged an asset management bank to obtain better returns on the Company’s cash pursuant to Company’s Investment Policy which is designed to permit the Company to earn an attractive rate and return on its investments while limiting the risk, conserve capital and maintain liquidity. The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents as they were subject to an insignificant risk of changes in value. The money market fund is highly liquid and invested in quality short-term money market instruments and is readily convertible to a known amount of cash that is subject to an insignificant risk of change. The Company discloses gains arising from such investments as cash flows arising from investing activities in the cash flow statement consistently.

7.
OTHER ASSETS

	December 31,	December 31,
	2021	2022
Prepayments	$2,733,753	$2,942,936
Refundable deposits	879,093	1,033,414
	$3,612,846	$3,976,350

The prepayments are the advanced funds paid to the Company’s contract research organizations (“CROs”) for commencement of the Company’s clinical trials and related preparation work.

The refundable deposits are the receivables due from the Company’s CRO upon the project completion and office deposits refundable in normal course of business. All refundable deposits are current as of December 31, 2021, and 2022.

8.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,	December 31,
	2021	2022
Financial liabilities at fair value through profit or loss (FVTPL) - current
Derivative financial liabilities – K2HV warrants (a)	$223,352	$90,213

(a)
On July 12, 2021, the Company entered into a secured loan facility provided by K2 HealthVentures LLC (K2HV) with warrants, as detailed in Note 13 – “Loan and Security Agreement with K2 HealthVentures LLC”.

9.
SUBSIDIARIES

			Proportion of Ownership (%)
			December 31
Investor	Investee	Nature of Activities	2021	2022	Remark
Subsidiaries
ASLAN Pharmaceuticals Limited	ASLAN Pharmaceuticals Pte. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals (USA) Inc.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Australia Pty Ltd	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Hong Kong Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Hong Kong Limited	ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Taiwan Limited	New drug research and development	100%	0%	a
Associate
ASLAN Pharmaceuticals Pte. Ltd.	Jaguahr Therapeutics Pte. Ltd. (“JAGUAHR”)	New drug research and development	35%	35%	b

a.
Dissolution of ASLAN Pharmaceuticals Taiwan Limited

On May 13, 2022, the Company received the official approval letter from Ministry of Economic Affairs, R.O.C. to approve the legal entity dissolution of ASLAN Pharmaceuticals Taiwan Limited, which was incorporated in 2013. There were no proceeds received from the dissolved entity and the investment in ASLAN Pharmaceuticals Taiwan Limited of $166,450 were written down to $0 from the books of its wholly owned parent company, ASLAN Pharmaceuticals Pte. Ltd. There is no impact to the consolidated financial statements as the intercompany transactions are eliminated upon consolidation.

b.
JAGUAHR's accounting from subsidiary to associate

On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The Company at inception owned a controlling stake 55% of the entity, which is called Jaguahr Therapeutics Pte. Ltd. The Company transferred the global rights to all of the assets related to AhR technology, into Jaguahr Therapeutics Pte. Ltd (“JAGUAHR”). Subject to the fulfilment of certain conditions, Bukwang agreed to invest $5.0 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug (IND) application (JV Agreement). The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019.

On April 28, 2021, the second tranche of $2.5 million was received from Bukwang which diluted the Company's shareholding to 35% from 55%, resulting in loss of control over the subsidiary. The Company has retained a significant influence over JAGUAHR, resulting in an equity accounted associate being recognized. A gain on dilution of subsidiary of $2,307,735 representing the reclassification of the capital reserve of $1,376,349, being the initial reserve set up upon formation of the subsidiary, non-controlling interest derecognized of $31,717 at the date of dilution and 35% of the fair value of net identifiable assets of JAGUAHR at the date of the dilution being recognized for the year ended December 31, 2021.

Until the IND application is filed, ASLAN Pharmaceuticals Pte. Ltd. retains the right to offer to purchase, and, upon valid exercise to buy back all or part of the equity held by Bukwang at a price equal to three times the amount invested by Bukwang upon receiving Bukwang’s acceptance notice. Given that JAGUAHR is at an early stage of product development, the Company has assessed that the value of the right as $0.

Jaguahr Therapeutics Pte. Ltd. is no longer the Company’s consolidated subsidiary as of December 31, 2021, and 2022. Please refer to Note 10 for details.

	Loss Allocated to		Accumulated
	Non-controlling Interests		Non-controlling Interests
	For the Year Ended December 31
	2020	2021*	2020	2021*
Jaguahr Therapeutics Pte. Ltd.	$(773,400)	(268,964)	$300,681	—

The summarized Jaguahr Therapeutics Pte. Ltd. financial information below represents amounts before intragroup eliminations.

	December 31	December 31
	2021*	2022
Current asset**	$1,384,013	$54,906
Current liabilities	(113,674)	(30,371)
Equity	$1,270,339	$24,535

	For the Year Ended December 31
	2020	2021*
Revenue	$—	$—

Loss for the year	$(1,718,666)	$(1,897,844)
Other comprehensive loss for the year	—	—
Total comprehensive loss for the year	$(1,718,666)	$(1,897,844)
Loss attributable to:
Stockholders of the Company	$(945,266)	$(1,628,880)
Non-controlling interests	$(773,400)	$(268,964)
	$(1,718,666)	$(1,897,844)
Total comprehensive loss attributable to:
Stockholders of the Company	$(945,266)	$(1,628,880)
Non-controlling interests	$(773,400)	$(268,964)
	$(1,718,666)	$(1,897,844)
Net cash outflow from:
Operating activities	$(1,655,443)	$(1,923,547)
Investing activities	—	—
Financing activities	—	$2,500,000
Net cash inflow/(outflow)	$(1,655,443)	$576,453

* On April 28, 2021, the Company’s shareholding was diluted from 55% to 35% resulting in a loss of control as further detailed above. JAGUAHR's loss for 2022 was $1,245,805 and net cash flow from operating activities was $1,329,107.

**The current asset represents cash and cash equivalents in its entirety.

10.
INVESTMENT IN ASSOCIATE COMPANY

As of December 31, 2021, and 2022 the Company's 35% equity holding in Jaguahr Therapeutics Pte. Ltd. was an investment in an associate company, and is accounted for using the equity method in the consolidated financial statements.

The carrying amount of the interest in associate company recognized in the consolidated financial statements:

	2021	2022
Net assets of associate	$1,270,339	$24,535

Beginning balance	$—	$494,728
Proportion of the interest sharing the losses of associate	444,620	(436,032)
Loss of interest at the date of dilution of shares in associate	50,108	—
Others	—	(50,109)
Ending balance	$494,728	$8,587

11.
INTANGIBLE ASSETS

The intangible assets are mainly the Company’s computer software and licenses. As of December 31, 2021, and December 31, 2022, the carrying amounts of those intangible assets were $9,956 and $5,836, respectively.

12.
TRADE AND OTHER PAYABLES

Trade payables

Trade payables are the amounts billed to the Company by the vendors and suppliers for goods delivered to or services consumed by the Company in the ordinary course of business. As of December 31, 2021, and December 31, 2022, the carrying amounts of those trade payables were $3,116,786 and $12,784,485, respectively and repayable on demand or within the pre-agreed credit terms.

Other payables

	December 31,	December 31,
	2021	2022
Payables for cash-settled long-term incentive plan (Note 19)	$701,582	$234,448
Payables for salaries and bonuses	1,387,416	1,375,627
Payables for professional fees	507,340	560,578
Interest payables	142,083	—
Others	79,488	154,385
Total other payables	$2,817,909	$2,325,038
Maturity analysis:
On demand or within 1 year	$2,817,909	$2,325,038

13.
BORROWINGS

	December 31,	December 31,
	2021	2022
Unsecured borrowings at amortized cost
Loans from government (a)	$11,335,661	$11,855,579

Secured borrowings at amortized cost
Other long-term borrowings (b)	$19,521,647	$25,549,385

Total borrowings	$30,857,308	$37,404,964

Analyzed as:
Current and repayable on demand or within 1 year	$—	$7,748,831
Non-current and repayable more than 1 year	$30,857,308	$29,656,133
Total borrowings	$30,857,308	$37,404,964

a.
Loans from government (unsecured)

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million (equivalent to $7,341,127 and $7,390,655 as at December 31, 2021 and 2022 respectively) to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%.

As of December 31, 2021, and December 31, 2022, the amounts of funds disbursed to the Company plus accrued interest were $11,335,661 and $11,855,579, respectively.

b.
Other long-term borrowings (secured)

Loan and Security Agreement with K2 HealthVentures

On July 12, 2021, ASLAN Pharmaceuticals Limited (the “ASLAN Cayman”) and ASLAN Pharmaceuticals (USA) Inc. as borrowers entered into a Loan, Guaranty, and Security Agreement (the “K2HV Loan Agreement”) with K2 HealthVentures LLC (“K2HV”) as administrative agent, and Ankura Trust Company, LLC as collateral agent. The borrowers’ obligations under the Loan Agreement are guaranteed by ASLAN Pharmaceuticals Pte. Ltd (“ASLAN Singapore”) and any future material subsidiaries and secured by substantially all of ASLAN Cayman’s, ASLAN Singapore’s and any future subsidiary guarantors’ assets, other than intellectual property.

The K2HV Loan Agreement provides for up to $45.0 million of term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third traches in the aggregate amount of $10.0 million subject to the Company’s achievement of certain clinical milestones related to farudodstat and eblasakimab and (iii) an uncommitted fourth tranche of up to $15.0 million.

The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus 5.00% or (ii) 8.25% per annum. The monthly payments are interest-only until August 1, 2023, which may be extended to August 1, 2024, upon the Company’s achievement of certain clinical milestones. Subsequent to the interest-only period, the term loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. The Company paid the lenders a one-time $255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, the Company is obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. The Company may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

On July 12, 2021, the full first tranche of $20.0 million available at closing was drawn down. Due to the K2 Warrant described below, the fair value of the first tranche loan on July 12, 2021, was $19,311,676. Subsequent to the interest-only period from July 1, 2021, to July 31, 2023, the term loans will be payable in equal monthly instalments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. However, the interest-only period can be extended up to 36 months from the loan closing upon announcement of the achievement of positive data for the Company’s Phase 2b clinical study of eblasakimab in atopic dermatitis which is supportive of continued clinical advancement with a commercially viable product profile, as determined by K2HV in its reasonable discretion.

Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of the Company’s cash, goods, and other personal property, with the exception of (i) the Company’s registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) the Company’s equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. As of December 31, 2021, and 2022, the Company is in full compliance with the loan agreement and there have been no events of default.

In connection with the closing of the loan facility, the Company issued a warrant to purchase ordinary shares (the “K2 Warrant”) to K2HV. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate term loan advances made to the Company from time to time divided by (ii) the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The total proceeds attributed to the K2 Warrant was approximately $688,324 based on the relative fair value as of the date of the drawdown. As the number of ADS to be issued under the cashless method will continue to vary dependent to the share price of the Company, the K2 Warrants do not meet the equity classification and are classified as liability and fair valued though profit or loss.

On January 5, 2022, the Company drew down the second tranche $5 million in full of the loan facility provided by K2HV pursuant to the Loan Agreement. The second tranche milestone was completed, and the full funds were received on February 4, 2022. As a result of the drawdown of the second tranche of the loan facility, the number of ordinary shares exercisable under the K2 Warrant increased to 1,402,891 (representing 280,578 ADS), based on the 2.95% coverage of the total drawdown facility $25 million, being the aggregate term loan advances at that date, divided by the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS).

As of December 31, 2022, the fair value of the K2 Warrant was revalued to $90,213 with the difference of $133,139 (Note 16(b)) being recorded to the profit or loss. See Note 22 for more detail on assumptions used in the valuation of the K2 warrant. As of December 31, 2022, K2HV did not exercise any warrants.

14.
EQUITY
a.
Ordinary shares

	December 31,	December 31,	December 31,
	2020	2021	2022
Number of ordinary shares authorized *	500,000,000	500,000,000	500,000,000
Authorized par value per share	US$ 0.01	US$ 0.01	US$ 0.01
Number of ordinary shares issued and fully paid	209,675,470	348,723,365	348,723,365
Number of equivalent ADSs issued and fully paid (before ratio change) **	41,935,094	69,744,673	69,744,673
Number of equivalent ADSs issued and fully paid (after ratio change) **	8,387,019	13,948,935	13,948,935
Amount of ordinary shares authorized *	$5,000,000	$5,000,000	$5,000,000
Amount of share capital par value issued and fully paid	$61,826,237	$63,019,962	$63,019,962
Amount of share capital surplus issued and fully paid	$115,754,741	$213,098,729	$213,098,729

Issuance of new ADS

a) Private Placement

In February 2021, the Company sold 25,568,180 ordinary shares (the equivalent of 5,113,636 ADSs) in a private placement for net proceeds of approximately $18.0 million pursuant to a securities purchase agreement the Company entered into with the purchasers in the private placement (the Securities Purchase Agreement).

b) Underwritten public offering

In March 2021, the Company sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses.

c) At the market ("ATM") sale agreement

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

On August 6, 2021, the Company increased the ATM Sale Agreement, with Jefferies LLC whereby in accordance with the revised terms of the ATM Sale Agreement, the Company may offer and sell ADSs having an aggregate offering value of up to $85 million from time to time through Jefferies LLC, acting as sales agent. During the year ended December 31, 2021, the Company has raised net proceeds approximately $14.1 million under ATM Sale Agreement by offering 24,594,360 ordinary shares (equivalent of 4,918,872 ADSs).

The share capital was also increased when holders of certain warrants amounting to $825,800, purchased 2,045,355 ordinary shares (representing 409,071 ADSs) at an exercise price of $2.02 per ADS in 2021.

During the year ended December 31, 2022, there were no issuance of ordinary shares/ADS.

* On January 31, 2023, the Company held an Extraordinary General Meeting of shareholders to increase authorized share capital. Please refer to Note 25(a) for subsequent event details.

** On March 10, 2023, the Company announced its plan to change the ratio of ADSs to its ordinary shares as per Note 25(c) and made a retrospective adjustment to the number of equivalent ADSs issued and fully paid.

b.
Retained earnings and dividends policy

Under ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman may declare dividends by ordinary resolution of ASLAN Cayman’s board of directors, but no dividends shall exceed the amount recommended by the directors of ASLAN Cayman.

ASLAN Cayman may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of ASLAN Cayman or invested in such investments as the directors of ASLAN Cayman may from time to time think fit. There were no dividends distributed in years 2020, 2021 and 2022.

15.
MATERIAL LICENSE AGREEMENTS

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

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte and hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of December 31, 2022, the Company did not accrue for the above contingent payments since the milestones have not yet been achieved.

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

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialize eblasakimab products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. The Company is also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to the exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to the Company under the amended agreement. For the year ended December 31, 2022, the Company made a milestone payment of $1 million to CSL in fulfilment of our obligation under the CSL agreement to be responsible for payment required to be made by CSL to third party licensors of technology relating to exploitation of the rights subject to the CSL agreement. The commencement of the first Phase 2 clinical trial, being the Phase 2b trial investigating eblasakimabas as a therapeutic antibody for moderate-to-severe atopic dermatitis. The trial is still ongoing and no further milestones have been met.

16.
LOSS BEFORE INCOME TAX
a.
Other income

	For the year ended December 31
	2020	2021	2022
ADS issuance contribution	$587,736	$1,076,189	$—
Government grants for research and development expenditures	165,699	—	248,613
Government subsidies	134,611	31,112	29,147
Interest income	—	—	94,248
Others	—	771	14,130
	$888,046	$1,108,072	$386,138

'ADS issuance contribution' is other non-operating income receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary as part of the conversion of ordinary shares to ADS due to the Taiwan delisting in 2020 and issuance of new ADS. As of December 31, 2021, the Company recognized a total of $1,076,189, as other non-operating income and did not recognize any related other income as of December 31, 2022.

‘Government grants for research and development expenditures’ relates to a research and development grant of $248,613, approved by the Australian Government during the year of 2022, for research and development activities carried out in Australia.

'Government subsidies' are reliefs from the Singapore government to support and encourage wage increases, raise employability of older Singaporeans and to help employers retain local employees due to economic uncertainty caused by the COVID-19 pandemic.

b.
Other gains and losses

	For the year ended December 31
	2020	2021	2022
Net foreign exchange (losses) gains	$(210,647)	$512,450	$(85,869)
Gain on disposal of property, plant and equipment	968	—	1,172
Net gain on fair value changes of financial assets and liabilities at fair value through profit or loss (Note 13)	78,038	594,046	133,139
Other income (expenses)	2,342	14	(78,025)
	$(129,299)	$1,106,510	$(29,583)

c.
Finance costs

	For the year ended December 31
	2020	2021	2022
Interest on government loans	$431,143	$443,216	$431,052
Interest on other long-term borrowing	342,540	1,191,381	3,224,369
Interest on loans from shareholders	327,324	154,773	—
Interest on loans from related parties	105,899	50,074	—
Interest on lease liabilities	40,425	21,510	12,544
Others	—	—	7,724
	$1,247,331	$1,860,954	$3,675,689

d.
Depreciation and amortization

	For the year ended December 31
	2020	2021	2022
Right-of-use assets	$265,316	$264,804	$308,682
Property, plant and equipment	29,757	14,856	18,950
Computer software	2,685	2,564	4,120
	$297,758	$282,224	$331,752

e.
Employee benefits expense

	For the year ended December 31
	2020	2021	2022
Short-term benefits	$4,539,663	$6,940,900	$8,423,133
Post-employment benefits	200,045	257,128	355,434
Share-based payments (Note 19)
Equity-settled	132,200	2,428,128	2,443,894
Cash-settled	213,636	(234,761)	(467,134)
Total employee benefits expense	$5,085,544	$9,391,395	$10,755,327
Employee benefits expense by function
General and administrative expenses	$3,856,753	$5,718,646	$5,643,217
Research and development expenses	1,228,791	3,672,749	5,112,110
	$5,085,544	$9,391,395	$10,755,327

17.
INCOME TAX EXPENSE

Income Tax recognized in Profit or Loss

	For the year ended December 31
	2020	2021	2022
Current tax expenses
In respect of the current period	$—	$—	$79,379
Adjustments for prior periods	—	—	19,842
	$—	$—	$99,221

	2020	2021	2022
Loss before income tax	$(16,971,289)	$(31,590,582)	$(51,283,196)
Income tax benefits calculated at the statutory rate	$(2,885,119)	$(5,370,399)	$(8,718,143)
Tax effect of income not taxable in determining taxable income	—	(870,151)	19,769
Non-deductible expenses in determining taxable income	84,196	648,651	361,600
Tax credits for research and development expenditures	(521,234)	(1,467,816)	(245,802)
Unrecognized loss carryforwards	3,022,607	6,044,928	7,688,535
Tax effect of share of results of associates and joint venture	—	405,712	74,125
Effect of different tax rates of group entities operating in other jurisdictions	299,550	609,075	917,106
Adjustments for prior years' tax	—	—	19,842
Others	—	—	(17,811)
Income tax expenses recognized in profit or loss	$—	$—	$99,221

The accumulated deficits of the Company as of December 31, 2021, and December 31, 2022, were $227 million and $279 million, respectively, among which the majority of the accumulated deficits arose from its main operating entity, ASLAN Pharmaceuticals Pte. Ltd.

ASLAN Pharmaceuticals Pte. Ltd has accumulated unused tax losses of $207 million as of December 31, 2021, and $238 million as of December 31, 2022, available for offset against future profits. No deferred tax asset has been recognized in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused trade losses can be carried forward indefinitely.

a.
Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.
Singapore

ASLAN Pharmaceuticals Pte. Ltd. is incorporated in Singapore and subject to the statutory corporate income tax rate of 17%. ASLAN Pharmaceuticals Pte. Ltd. has no taxable income for the years ended December 31, 2020, 2021 and 2022, no other provision for income tax is required.

c.
Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the years ended December 31, 2020, 2021 and 2022, and therefore, no provision for income tax is required.

d.
Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the years ended December 31, 2020, 2021 and 2022, and therefore, no provision for income tax is required.

e.
China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the years ended December 31, 2020, 2021 and 2022, and therefore, no provision for income tax is required.

f.
United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. Due to the Research and Development Service Agreement in place between ASLAN Pharmaceuticals (USA) Inc. and its parent company, it has taxable income of $0, $94,487 and $377,994 for the years ended December 31, 2020, 2021 and 2022 and no provision for income tax is required as fully paid up.

g.
Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 20% and the corporate surtax rate of 5%. ASLAN Pharmaceuticals Taiwan Limited was dissolved on May 13, 2022. Please refer to Note 9.

18.
LOSS PER ORDINARY SHARE

	For the year ended December 31
	2020	2021	2022
Basic and diluted loss per ordinary share	$(0.08)	$(0.10)	$(0.15)
Basic and diluted loss per equivalent ADS (before the ADS ratio change)	$(0.40)	$(0.48)	$(0.74)
Basic and diluted loss per equivalent ADS (after the ADS ratio change)	$(2.11)	$(2.40)	$(3.68)

Each ADS represents five ordinary shares for the above disclosure period. The Company completed the ratio change plan on March 13, 2023 and made retrospective adjustment to loss per ordinary share. Please refer to Note 25(c) for details. The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the year ended December 31
	2020	2021	2022
Loss used in the computation of basic and diluted loss per ordinary share	$(16,197,889)	$(31,321,618)	$(51,382,417)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	192,226,528	325,684,272	348,723,365
Weighted-average number of equivalent ADS in the computation of basic loss per ADS (before the ADS ratio change)	38,445,306	65,136,854	69,744,673
Weighted-average number of equivalent ADS in the computation of basic loss per ADS (after the ADS ratio change)	7,689,061	13,027,371	13,948,935

19.
SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s 2014 employee share option plan (the “2014 Plan”), qualified employees of the Company and its subsidiaries were granted 6,670,356 options (representing 13,340,712 ordinary shares) from July 2010 to July 2016. The vesting period is four years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest. Options pursuant to the 2014 plan are also vested in full or forfeited as of December 31,2022.

2014 Plan

Information on employee share options granted from the 2014 Plan is as follows. Each option entitles the holder to subscribe for two ordinary shares of the Company:

	For the Year Ended December 31
	2020		2021		2022
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	6,670,356	$1.43	6,670,356	$1.43	6,097,856	$1.43
Options expired	—	—	—	—	(1,453,250)	0.67
Options exercised	—	—	(572,500)	0.43	—	—
Balance at December 31	6,670,356	1.43	6,097,856	1.43	4,644,606	1.76
Options exercisable, end of period	6,670,356	1.43	6,097,856	1.43	4,644,606	1.76

2017 Plan

Information on employee share options granted from the 2017 Plan is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company:

	For the Year Ended December 31
	2020		2021		2022
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	501,167	$1.28	501,167	$1.28	501,167	$1.28
Options expired	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Balance at December 31	501,167	1.28	501,167	1.28	501,167	1.28
Options exercisable, end of period	501,167	1.28	501,167	1.28	501,167	1.28

Under the Company’s 2017 employee share option plan (the “2017 Plan”), qualified employees of the Company and its subsidiaries were granted 825,833 options in September 2017. The vesting period is two years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest. Options granted pursuant to the 2017 Plan are all either vested in full or forfeited as of December 31, 2022.

2020 Equity Incentive Plan

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The vesting period is up to four years or determination that a different vesting schedule shall apply, subject to discretion of Administrator. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest.

The maximum number of ordinary shares that may be issued under the 2020 EIP was originally 20,676,974 ordinary shares (an equivalent of 4,135,395 ADS of the Company, each ADS representing five ordinary shares. As discussed in Note 25(c), the ratio will change from March 10, 2023.) On December 15, 2020, and during the year ended December 31, 2021, 3,824,062 and 282,000 options were granted under the Company’s 2020 EIP, respectively. Each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for 10 years. No performance conditions were attached to the plan. No more than 62,030,922 ordinary shares (an equivalent of 12,406,184 ADSs) may be issued under the 2020 EIP upon the exercise of incentive stock options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022, and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.

In connection with the approval of the 2020 EIP, the Board determined that there will be no increase for January 1, 2021. The Board determined that there will be an evergreen options increase of 13,948,935 shares options (an equivalent of 2,789,787 ADS) for both January 1, 2022, and January 1, 2023 in the amount equal to 4% of the total outstanding share options as of December 31, 2021, among which 8,875,745 shares options (an equivalent of 1,775,149 ADS) had been granted on January 1, 2022, and 3,590,000 ordinary shares (an equivalent of 718,000 ADS) had been granted on July 1, 2022. If an award under the 2020 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP. Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of the Company’s ADSs.

In July 2022, the Remuneration Committee of the Board noted that the exercise price of options previously granted to certain officers and employees of the Company significantly exceeded the current fair market value of the underlying ADS (the “Underwater Options”). In accordance with its powers authorized under the 2020 EIP, the Remuneration Committee therefore resolved to lower the per ADS exercise price of the Underwater Options, believing this to be in the best interests of the Company and its shareholders to motivate and restore incentives for the holders of the Underwater Options. It thus resolved to amend each Underwater Option to reduce the exercise price of each to $0.52 per ADS for the 2020 EIP, being the Fair Market Value of the Company’s ADSs effective on the closest trading day to the date of the resolution. The incremental fair value of $240,835 will be recognized as an expense over the period from the modification date to the end of vesting period. The expense for the original option grant will be recognized as if the terms has not been modified. The fair value of the modified options was determined using the same models and principles as described above.

Information on employee share options granted under the 2020 EIP is as follows. Each option entitles the holder to subscribe for one ADS of the Company:

	For the Year Ended December 31
	2021		2022
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	3,824,062	$2.06	4,021,562	$0.52
Options granted	282,000	3.24	2,493,149	0.51
Options forfeited	(81,000)	2.06	(744,372)	0.52
Options exercised	(3,500)	2.06	—	—
Balance at December 31	4,021,562	$2.06	5,770,339	$0.52
Options exercisable, end of period	1,497,524	$2.06	2,323,950	$0.52
Weighted-average fair value of each option granted		$2.63		$0.52

Information on outstanding options as of December 31, 2022 is as follows:

	July 2013	July 2014	July 2015	July 2016	July 2017	Dec 2020	January- July 2021	January 2022	July 2022
Range of Exercise Price	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28	$2.06	$2.35-$4.12	$1.12	$0.50
Weighted- average Remaining Contractual Life (Years)	0.5	1.5	2.5	3.5	4.73	7.96	8.21	9.01	9.51

Options granted in the 2014 Plan, the 2017 Plan, and the 2020 EIP were priced using the binomial option pricing model, and the inputs to the model were as follows:

	July 2013	July 2014	July 2015	July 2016	July 2017	Dec 2020	January- July 2021	January 2022	July 2022
Grant- date share price	$1.36	$1.36	$1.88	$2.26	$1.28	$2.22	$2.35-$4.12	$1.12	$0.50
Exercise price	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28	$0.52	$0.52	$0.52	$0.50
Expected volatility	50.58%	50.86%	36.37%	39.34%	38.33%	66.25%	59.99%-64.92%	122.1%	118.2%
Expected life (years)	10	10	10	10	10	5.25 - 7	5.25 - 7	5.25 - 7	5.25 - 7
Risk-free interest rate	2.5%	2.58%	2.43%	1.46%	1.10%	3.05%-3.06%	3.05%-3.06%	3.05%-3.06%	2.90%-2.91%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date. The expected life used in the model has been adjusted, based on management’s best estimate.

Compensation costs recognized for the years ended December 31, 2020, 2021 and 2022, were $132,200, $2,428,128 and $2,443,894 respectively.

Long Term Incentive Plan

The Company maintains the Senior Management Team (SMT) Long Term Incentive Plans (LTIP), pursuant to which bonus entitlement unit awards were granted in 2017, 2018, and 2019. On August 23, 2017, and February 1, 2018, the Company granted 1,462,000 and 104,000 ordinary shares (equivalent to 292,400 ADS and 20,800 ADS) bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP, respectively. On July 30, 2018, the Company granted 241,142 bonus entitlement units to the executive officers pursuant to the 2018 LTIP, and on July 30, 2019, the Company granted 491,020 bonus entitlement units to the executive officers pursuant to the 2019 LTIP.

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

To date, 283,501 units have been forfeited as of December 31, 2021, and December 31, 2022. The quoted fair value on the reporting date is based on the closing price per ADS of $1.12 and $0.36 as of December 31, 2021, and December 31, 2022, respectively.

The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

The Company recognized total benefit of $467,134 in 2022 and recognized total (expenses) benefits of ($213,636) and $234,761 in respect of the LTIPs for the years ended December 31, 2020, and 2021. As of December 31, 2021, and December 31, 2022, the Company recognized compensation liabilities of $701,582 and $234,448 as other payables (Note 12).

The Company’s 2017 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2020	2021	2022
Balance at January 1	232,000	215,133	201,266
Awards granted	—	—	—
Awards exercised	—	(13,867)	—
Awards forfeited	(16,867)	—	—
Balance at December 31	215,133	201,266	201,266
Balance exercisable, end of period	204,733	201,266	201,266

The Company’s 2018 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2020	2021	2022
Balance at January 1	168,089	142,445	132,517
Awards granted	—	—	—
Awards forfeited	(25,644)	—	—
Awards exercised	—	(9,928)	—
Balance at December 31	142,445	132,517	132,517
Balance exercisable, end of period	99,237	132,517	132,517

The Company’s 2019 LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2020	2021	2022
Balance at January 1	491,020	386,950	386,950
Awards granted	—	—	—
Awards forfeited	(104,070)	—	—
Balance at December 31	386,950	386,950	386,950
Balance exercisable, end of period	128,983	257,967	386,950

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

As of December 31, 2022, there were no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 13 under K2HV Loan Agreement.

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

				Non-cash changes
	January 1, 2020	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	December 31, 2020
Lease Liabilities – current	$264,543	$(37,935)	$(202,605)	$209,686	$35,445	$2,490	$271,624
Lease Liabilities – non-current	490,835	—	—	(209,686)	—	—	281,149
Current borrowings (Note 13)	—	—	—	2,900,971	—	—	2,900,971
Current borrowings from related parties (Notes 13 and 23)	—	—	—	617,912	—	—	617,912
Long-term borrowings (Note 13)	17,065,305	—	—	(2,900,971)	(81,920)	1,101,007	15,183,421
Other payable – interest payables (Note 12)	566,176	—	—	(617,912)	(54,163)	105,899	—

				Non-cash changes
	January 1, 2021	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	December 31, 2021
Lease Liabilities – current	$271,624	$(21,510)	$(353,649)	$281,149	$—	$21,510	$199,124
Lease Liabilities – non-current	281,149	—	—	(281,149)	—	—	—
Current borrowings (Note 13)	2,900,971	(484,043)	(2,571,701)	—	—	154,773	—
Current borrowings from related parties (Notes 13 and 23)	617,912	(117,986)	(550,000)	—	—	50,074	—
Long-term borrowings (Note 13)	15,183,421	—	15,939,643	(688,324)	(124,827)	547,396	30,857,309
Other payable - interest payables (Note 12)	735,510	—	(1,680,628)	—	—	1,087,201	142,083

				Non-cash changes
	January 1, 2022	Interest paid***	Net proceeds/ (repayment)	Additions/ (Transfers)**	Others*	Interest expense	December 31, 2022
Lease Liabilities – current	$199,124	$(12,544)	$(262,798)	$293,460	$(14,115)	$12,544	$215,671
Other payable - interest payables (Note 12)	142,083	—	—	$(142,083)	—	—	—
Current borrowings (Note 13)	—	(2,338,715)	—	7,626,678	—	2,460,868	7,748,831
Long-term borrowings (Note 13)	30,857,309	—	5,000,000	(7,484,595)	88,866	1,194,553	29,656,133

* Others comprise mainly foreign currency translation differences.

** Transfer from long-term borrowings represented transfer of fair value for warrants at inception and reclassified the current portion of the long-term borrowing to current borrowing.

***The Company classified interest paid arising from third party borrowings and leases into financing cash flows activities.

22.
FINANCIAL INSTRUMENTS
a.
The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate to their fair values.
b.
Fair value of financial instruments measured at fair value on a recurring basis
1)
Fair value- hierarchy

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$—	$—	$223,352	$223,352

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Money Market Fund	$30,445,339	$—	$—	$30,445,339
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$—	$—	$90,213	$90,213

There were no transfers among Levels 1, 2 and 3 in the current and prior year.

The ending value of Money Market Fund $30,445,339 comprised of the original investment cost of $30,092,194 and the fair value gains resulting from interest income of $353,145.

2)
Valuation techniques and inputs applied for Level 3 fair value measurement
a)
As of December 31, 2022, the fair value of the Level 3 instrument was the derivative financial liabilities – K2HV warrants. The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. The historical volatility used for valuation was 160.3% and 132.9%, during the year of 2021 and 2022, respectively.
c.
Categories of financial instruments

	December 31,	December 31,	December 31,
	2020	2021	2022
Financial assets
Financial assets at fair value through profit or loss
Derivative financial assets	$137,926	$—	$—
Money Market Fund	$—	$—	$30,445,339
Financial assets at amortized cost (1)	$14,427,678	$91,047,060	$27,490,152
Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$267,000	$223,352	$90,213
Financial liabilities at amortized cost (2)	$24,228,678	$36,090,421	$41,922,924

(1)
The balances include financial assets at amortized cost, which comprise of cash and cash equivalents excluding money market funds and refundable deposits.

(2)
The balances include financial liabilities at amortized cost, which comprise of trade payables, other payables, other current liabilities and long-term borrowings.
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

a)
Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2021
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$837,336	0.7411	$620,563
AUD	A	$2,418,022	0.7263	$1,756,130

Financial liabilities
Monetary items
SGD	S	$15,649,526	0.7411	$11,598,118

		December 31, 2022
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$2,312,357	0.7461	$1,725,279
AUD	A	$2,616,802	0.6820	$1,784,606

Financial liabilities
Monetary items
SGD	S	$16,298,191	0.7461	$12,160,288

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar.

The following table details the Company’s sensitivity to a 5% decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A negative number below indicates an increase in pre-tax loss where the U.S. dollar weakens 5% against the relevant currency. For a 5% strengthening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss.

	For the year ended December 31
	2020	2021	2022
Profit or loss*
SGD	$(577,417)	$(548,878)	$(521,750)
AUD	$17,051	$87,807	$89,230

* This is mainly attributable to the exposure to outstanding deposits in banks (not including money market funds as that is in US dollars) and loans in foreign currency at the end of the reporting period.

b)
Interest rate risk

The Company is exposed to interest rate risk because entities in the Company borrowed funds at fixed baseline interest plus floating interest rates.

The sensitivity analysis below is determined based on the Company’s exposure to interest rates for investment in money market fund and fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher and all other variables were held constant, the Company’s pre-tax loss for the years ended December 31, 2020, 2021 and 2022, would have increased by $194,378, $308,573 and $69,596, respectively.

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

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of ADS representing its ordinary shares. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from December 31, 2022. However, the future viability of the Company depends on its ability to raise additional capital to finance its operations.

On February 24, 2023, the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) private placement. The Private Placement was on February 27, 2023 (the “Closing”), subject to customary closing conditions. The Private Placement is expected to result in gross proceeds to the Company of approximately $20.0 million, and an additional $80.0 million in gross proceeds to the Company if all Tranche Warrants are fully-exercised. Please refer to Note 25(b).

23.
TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the companies and its subsidiaries which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.
Related party name and category

Related Party Name	Related Party Category

JANK Howden Pty Ltd	Related party in substance
Other	Key Management Personnel

b.
Loans from related parties

Interest expense

	For the year ended December 31
Related Party Category/Name	2020	2021	2022
Related party in substance / JANK Howden Pty Ltd	$96,272	$45,522	$—
Key Management Personnel / Others	9,627	4,552	—
	$105,899	$50,074	$—

The loans from the related parties were repaid on March 22, 2021.

c.
Compensation of Key Management Personnel

	For the year ended December 31
Related Party Category/Name	2020	2021	2022
Short-term employee benefits	$2,368,143	$2,881,215	$2,783,668
Post-employment benefits	99,217	112,095	332,037
Share-based payments recognized	138,794	2,048,669	1,926,199
	$2,606,154	$5,041,979	$5,041,904

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends. In addition, the remuneration of non-executive directors was $180,000, $219,628 and $242,782 for the year ended December 31, 2020, 2021, and 2022, respectively.

24.
SEGMENT INFORMATION

The Company’s major business is research and development and operates only in one single segment. The Board of directors, which allocates resources and assesses performance of the Company as a whole, has identified that the Company has only one reportable operating segment. There is no revenue from the Company’s major products and services for the year ended December 31, 2021, and December 31, 2022.

25.
OTHER ITEMS/SUBSEQUENT EVENTS
a)
On January 31, 2023, the Company held an Extraordinary General Meeting of shareholders. At the Extraordinary General Meeting, the Company’s requisite shareholders approved (i) an ordinary resolution to increase the Company’s authorized share capital from US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each to US$10,000,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.01 each, and (ii) a special resolution to replace existing Memorandum and Articles of Association of the Company (being the Tenth Amended and Restated Memorandum and Articles of Association of the Company) with a new Memorandum and Articles of Association (being the Eleventh Amended and Restated Memorandum and Articles of Association of the Company) under the Companies Act (as amended) of the Cayman Islands.
b)
On February 24, 2023, the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) and the other purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers, in a private placement offering, an aggregate of (i) 112,359,550 ordinary shares, which includes (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase five ordinary shares (represented by ADSs) at a purchase price of $0.178 per ordinary share (or the equivalent of $0.89 per ADS) and $0.8895 per Pre-Funded Warrant, respectively, which represented a 15% premium to the ADSs’ ten-day volume-weighted average price (“VWAP”) (the “Private Placement”). The Private Placement closed on February 27, 2023 and the Company received gross proceeds of approximately $20.0 million.

As part of the Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 55,309,112 ADSs (or Pre-Funded Warrants). The first tranche of warrants is comprised (i) 50% of warrants that are exercisable upon issuance and until 60 days after the public announcement of the Company’s topline data from its TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the “eblasakimab announcement”) at an exercise price of $1.30 per ADS (the “Tranche 1A Warrants”) and (ii) 50% of warrants which can only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $1.30 and a 50% discount to the ADS VWAP measured across a specified period after the eblasakimab announcement (the “Tranche 1B Warrants”). The second tranche of warrants similarly comprised (i) 50% of warrants that are exercisable upon issuance until 60 days after the public announcement of topline interim data from the Company’s planned Phase 2 proof of concept trial investigating farudodstat (the “farudodstat announcement”) at an exercise price of $1.63 per ADS (the “Tranche 2A Warrants”) and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $1.63 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (the “Tranche 2B Warrants,” and together with the Tranche 1A Warrants, Tranche 1B Warrants and Tranche 2A Warrants, the “Tranche Warrants”). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all Tranche Warrants are fully exercised, the Company would receive an additional $80.0 million in gross proceeds.

c)
On March 10, 2023, the Company announced its plan to change the ratio of the ADSs to its ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing twenty-five (25) ordinary shares (the “ADS Ratio Change”). The effect of the ratio changes on the ADS trading price on the Nasdaq Capital Market took place at the opening of trading on March 13, 2023. The loss of equivalent ADS will be $2.11, $2.40 and $3.68 for the years ended December 31, 2020, 2021, and 2022, respectively based on retrospective application of the ADS Ratio Change. Except as otherwise indicated, all information in the financial statements does not give retroactive effect to the ADS Ratio Change.