Form 20-F
period 2023-12-31
ASLAN Pharmaceuticals Ltd
filed 2024-04-12
CIK 1722926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The number of outstanding ordinary shares of the registrant, par value $0.01 per share, as of December 31, 2023 was 587,074,700 (representing 23,482,987 ADSs), comprised of (i) 439,926,480 ordinary shares (representing 17,597,059 ADSs) that are fully paid, issued and outstanding and (ii) 147,148,220 ordinary shares (representing 5,885,928 ADSs) that are outstanding and have been issued to JPMorgan Chase Bank, N.A., as depositary, for future sales and issuances of ADSs, if any, as further described in this annual report. As of December 31, 2023, 428,500,435 ordinary shares were held in the form of 17,140,017 ADSs.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our functional currency is the U.S. dollar. Unless otherwise specified, all monetary amounts presented are in U.S. dollars. All references in this Annual Report to “$” mean U.S. dollars, and all references in this Annual Report to “SG$” mean Singapore dollars, the legal currency of Singapore. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

On March 13, 2023, we effected a change to the ratio of our American Depositary Shares (ADSs) to our ordinary shares from one ADS representing five ordinary shares to one ADS representing twenty-five ordinary shares (or the ADS Ratio Change). Except as otherwise indicated, all information in this Annual Report gives retroactive effect to the ADS Ratio Change.

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
•
Our expectations regarding the periods during which we qualify, or do not qualify, as a foreign private issuer under U.S. securities laws or a passive foreign investment company (PFIC) for U.S. federal income tax purposes;
•
Our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•
Our expectations regarding the terms of our patents and ability to obtain and maintain intellectual property protection for our product candidates; and
•
The impact of health epidemics or pandemics on our operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom we conduct business.

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
•
Our need for additional capital raises substantial doubt about our ability to continue as a going concern. We will need to obtain substantial additional financing for our operations, and if we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
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
•
Our business could continue to be adversely affected by the effects of health pandemics or epidemics.

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

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred net losses in each year since our inception, including net losses of $31.6 million, $51.4 million and $44.2 million for fiscal years 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had an accumulated deficit of $278.4 million and $321.1 million, respectively.

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

Our need for additional capital raises substantial doubt about our ability to continue as a going concern. We will need to obtain substantial additional financing for our operations, and if we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive and we have consumed substantial amounts of capital since inception. To date, we have funded primarily through public and private offerings. We will need substantial additional financing to continue our operations and do not expect revenues from product sales or potential licensing transactions to be sufficient to offset our development expenses as we advance our clinical programs.

This Form 20-F includes disclosures regarding management’s assessment of our ability to continue as a going concern as our current liquidity position and recurring losses from operations since inception and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern. We had approximately $21.3 million of cash and cash equivalents as of December 31, 2023. As we are in the clinical research and development phase, we will be seeking future funding based on the requirements of our business operations. We intend to continue to explore various means of fundraising to meet our funding requirements to carry out our business operations, such as offerings of ADSs pursuant to at-the-market offerings, follow-on offerings of ordinary shares, venture debt and shareholder loans. We may also use other means of financing such as out-licensing to generate revenue and cash. We have the ability to exercise discretion and flexibility to deploy our capital resources used in research and development activities according to the amount and timing of our financing activities. Based on our current operating plans, we believe our cash and cash equivalents may not be sufficient to fund our operations for the period one year following the issuance of the accompanying financial statements. Specifically, we believe our existing resources will not be sufficient to fund our operating expenses and capital expenditure requirements and meet our obligations for at least the next twelve months from December 31, 2023 unless we raise additional funds. Our future viability depends on our ability to raise additional capital to finance our operations. Regardless of our expectations as to how long our existing cash and cash equivalents will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. In any event, we will require additional capital prior to completing pivotal studies of, filing for regulatory approval for, or commercializing farudodstat and eblasakimab.

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

If any product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business may be materially harmed. For example, if the results of our Phase 2 clinical trial of farudodstat in alopecia areata (AA) or any other clinical trials for our product candidates, demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of these product candidates, as well the price of our ADSs and ordinary shares and our ability to create shareholder value would be materially and adversely affected.

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
•
Delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials; or
•
Disruptions caused by man-made or natural disasters or public health epidemics or pandemics or other business interruptions, including, for example, the ongoing conflicts between Ukraine and Russia and in the Middle East.

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

The time required to obtain approval by the U.S. FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our Phase 2b clinical trial of eblasakimab in atopic dermatitis (AD) will be sufficient to allow subsequent development or that the U.S. FDA or comparable foreign regulatory authorities will not require additional or different clinical trials prior to subsequent development of eblasakimab or that the required primary endpoints in subsequent pivotal trials or other clinical trials will not be different than those in Phase 2 clinical trials.

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

As of December 31, 2023, we had 35 full-time employees. In the future we may expand our employee base to increase our managerial, scientific, clinical, operational, financial and other resources, to add a sales and marketing function and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors.

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

In July 2021, we entered into a loan agreement with K2 HealthVentures LLC (K2HV) and certain parties related to K2HV, pursuant to which K2HV agreed to provide a four-year facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. In January 2022, the conditions to the second tranche having been satisfied, we drew down the second tranche of $5 million in full and the funds were received in February 2022. Borrowings under the K2HV Facility, before the loan agreement was subsequently amended, were secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of our cash, goods and other personal property, with the exception of (i) our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in Jaguahr Therapeutics Pte. Ltd (JAGUAHR). Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the K2HV Facility.

On June 30, 2023, we entered into a First Amendment to the K2HV Facility (Loan Amendment) with K2HV to, among other things, extend the interest-only period under the K2HV Facility to November 1, 2023, February 1, 2024 or August 1, 2024, dependent on our achievement of certain milestones.

On December 6, 2023, we entered into an amendment (Second Amendment) of K2HV Facility pursuant to which K2HV agreed to extend the period under the K2HV Facility in which we are not required to make payments with respect to the outstanding principal amount (during which period interest payments continue to become due and payable in accordance with the terms of the K2HV Facility). The first date from which we are required to make monthly payments of principal is now January 1, 2025. In addition, pursuant to the Second Amendment, (i) we made a payment of $12.0 million to the administrative agent, which has been applied to the outstanding principal under the Loan Agreement (Prepayment) and (ii) the lenders and the administrative agent waived a prepayment fee of 2.0% that otherwise would have been required under the Loan Agreement with respect to the Prepayment. After giving effect to the Prepayment, $13.0 million of principal will remain outstanding under the Loan Agreement. In connection with the Second Amendment, K2HV received a lien on certain of our intellectual property, subject to customary exceptions.

As of December 31, 2023, we were in full compliance with the K2HV Facility and there have been no events of default.

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

If our information technology systems or those of third parties upon which we rely, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, that could cause security incidents. Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are becoming increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors.

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

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malware (including as a result of advanced persistent threat intrusions), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, malicious code (such as viruses and worms), personnel misconduct or error, denial-of-service attacks, credential stuffing, credential harvesting, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence, and other similar threats.

In particular, ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, past or future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

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

While we have security measures designed to protect against security incidents and detect vulnerabilities, there can be no assurance that these measures will be effective. We take steps to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

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

Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident, or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions to our operations (including availability of data); financial loss; and other similar harms. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive data of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative artificial intelligence (AI) technologies.

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

Our business could continue to be adversely affected by the effects of health pandemics or epidemics.

Our business could continue to be adversely affected by the effects of health pandemics or epidemics. The COVID-19 pandemic resulted in travel restrictions, quarantine orders and other restrictions by governments to reduce the spread of the disease. The effects of restrictions imposed in the event of a pandemic or of other health epidemics, and our related workplace policies, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could impact personnel at third-party manufacturing facilities, or the availability or cost of materials, which would disrupt our supply chain. While many of these materials may be obtained by more than one supplier, port closures and other restrictions resulting from the coronavirus outbreak in the region or other regions may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates.

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
•
Disruptions on us or our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely resulting from the impact of public health epidemics or pandemics (including, for example, the COVID-19 pandemic); and
•
Business interruptions resulting from geo-political actions, including war, such as the ongoing conflict between Russia and Ukraine and ongoing conflicts in the Middle East, and terrorism, or natural disasters including typhoons, floods and fires.

We are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; and other adverse business consequences.

In the ordinary course of business, we collect, receive, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and store (collectively, process) personal data and other sensitive data, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, and employee and patient data (collectively, sensitive data).

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

In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA) (collectively, CCPA) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents.

Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

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

Other foreign jurisdictions have enacted statutes imposing strict requirements for processing personal data, such as the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s GDPR (UK GDPR), Singapore’s Personal Data Protection Act, and Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA). For example, under the EU GDPR, companies may face temporary or definitive bans on data processing, other corrective actions, fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater, or private litigation related to processing of personal data brought by classes of data subject or consumer protection groups authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we may face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors, and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating cross-border data transfer limitations.

We publish privacy policies and other statements regarding data privacy and security. If these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Our employees and personnel may use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), litigation (including class-action claims) and mass arbitration demands, additional reporting requirements and/or oversight, orders to destroy or not use personal data, the inability to process sensitive data, regulatory scrutiny, disruptions to our operations (including our ability to conduct clinical trials), diversion of time and effort, and/or adverse publicity and could negatively affect our operating results and business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

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

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. If we are unable to block the commercialization of these products, these products may erode our commercial position in the marketplace.

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

We may also seek to establish collaborations with pharmaceutical companies to maximize the potential of our products in other markets. For example, we have conducted a Phase 2b clinical trial to develop eblasakimab as a treatment for AD, and, we are seeking a global partner to support Phase 3 clinical trials and potential commercialization. We may not be successful in establishing development and commercialization collaborations which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

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

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our development platform, knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from multinational pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, universities and other research institutions worldwide. For example, there are several therapies currently in clinical development or awaiting regulatory approval for AD, including lebrikizumab being developed by Dermira, Inc./Eli Lilly and Company. In addition, dupilumab, developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc., and tralokinumab, developed by Leo Pharma A/S, are approved for the treatment of moderate-to-severe AD.

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

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The ongoing conflict between Ukraine and Russia and the ongoing conflicts in the Middle East, for example, have negatively affected the stock market and investor sentiment and this has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

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

On January 5, 2024, we received a notice from Nasdaq that we were not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1) (the Minimum Bid Price Requirement). The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until July 3, 2024, to regain compliance with the Minimum Bid Price Requirement by having the minimum bid price of our ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days. The notice had no immediate effect on the listing of our ADSs, and our ADSs continued to trade on the Nasdaq Capital Market under the symbol “ASLN” at such time.

In order to regain compliance with the Minimum Bid Price Requirement, we may effect a change to the ratio of our ADSs to our ordinary shares. If we do not regain compliance with the Minimum Bid Price Requirement by July 3, 2024, our ADSs will become subject to delisting. In the event we receive notice that our ADSs are being delisted, the Nasdaq listing rules permit us to appeal a delisting determination to a hearings panel.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Twelfth Amended and Restated Memorandum and Articles of Association (Articles), the Companies Act (as amended) of the Cayman Islands (the Companies Act), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

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

For example, there are a large number of ordinary shares or ADSs underlying (i) the pre-funded warrants and warrants issued in our recent private placement offering in February 2023 and (ii) the warrants issued in our private placement that was conducted concurrently with our registered direct offering in March 2024. As of March 14, 2024, the outstanding pre-funded warrants and warrants, assuming full exercise, would be exercisable into an aggregate of 305,197,952 of our ordinary shares (or the equivalent of 12,207,918 ADSs) which would result in dilution to our shareholders and holders of our ADSs. Further, the sale of the ADSs underlying such pre-funded warrants and warrants may adversely affect the market price of our ADSs.

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

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on the nature of our income and the estimated value and composition of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the market value of our ordinary shares), and the nature of our business, we believe we were a PFIC for the taxable year ended December 31, 2022. Further, there can be no assurance regarding our PFIC status for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs or ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are “U.S. Holders”, and having interest charges apply to distributions by us and the proceeds of share sales and having to comply with certain reporting requirements. As used in this discussion, the term U.S. Holder has the meaning given it in the second paragraph of the discussion under “Item 10.E Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares or ADSs; however, while we will consider providing the information necessary for U.S. Holders to make qualified electing fund (QEF) elections if we are classified as a PFIC, we provide no assurance that we will do so, in which case such QEF elections would not be available for a U.S. Holder.

If a United States person is treated as owning at least 10% of our ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares (including as a result of such person’s ownership of ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

General Risk Factors

We have incurred and will incur increased costs as a result of operating as a public company in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018, under the trading symbol “ASLN” and on September 29, 2022, we transferred to The Nasdaq Capital Market and continued trading under the same trading symbol “ASLN.” As a U.S. public company, we have incurred significant legal, accounting and other expenses that we did not incur previously, and we will also incur additional expenses as we no longer qualify as an emerging growth company as of December 31, 2023. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Item 4. Information on the Company

A.
History and Development of the Company.

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in the Cayman Islands in June 2014. Our ADSs were listed on The Nasdaq Global Market (Nasdaq) from May 2018 to September 2022. On September 29, 2022, we transferred to The Nasdaq Capital Market and continued trading under the same trading symbol “ASLN”.

Our principal executive offices are located at 3 Temasek Avenue Level 18 Centennial Tower Singapore 039190. Our telephone number at that address is +65 6817 9598. Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. 122 East 42nd Street, 18th Floor, New York, New York 10168, and the telephone number is +1 212 947 7200. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a corporate website at www.aslanpharma.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document. We have included our website address in this document solely as an inactive textual reference.

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

Our portfolio is led by eblasakimab (also known as ASLAN004), a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis (AD), such as redness and itching of the skin. Eblasakimab has the potential to improve upon current biologics used to treat allergic disease.

We are currently investigating eblasakimab as a therapeutic antibody for moderate-to-severe AD. In July 2023 we reported positive topline data from our Phase 2b TREK-AD study in moderate-to-severe AD, supporting eblasakimab’s potential to deliver a monthly dosing regimen from initiation in AD. We are also investigating eblasakimab in dupilumab-experienced, moderate-to-severe AD patients in the Phase 2 trial, TREK-DX.

We are developing farudodstat (also known as ASLAN003), an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be a best-in-class therapy in autoimmune disease. Inhibition of DHODH is demonstrated to have anti-inflammatory and immunomodulatory effects that are selective towards rapidly proliferating lymphocytes, making it an attractive target for immune-mediated inflammatory diseases, such as alopecia areata (AA). We initiated a Phase 2 clinical trial in AA in the second quarter of 2023 with an interim readout expected in the third quarter of 2024.

Our Product Candidates

The following table summarizes our product candidate pipeline and discovery programs:

We hold global rights to all of our product candidates with the exception of (1) farudodstat, for which Kyungnam Biopharma (previously known as BioGenetics) acquired rights for the Republic of Korea (South Korea) and (2) eblasakimab, for which Zenyaku Kogyo Co., Ltd acquired rights for Japan.

Eblasakimab. Eblasakimab is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering signs and symptoms of AD, such as redness and itching of the skin. In July 2023, we announced topline results from a Phase 2b study of eblasakimab in patients with moderate-to-severe AD over a range of dosages with subcutaneous administration for 16 weeks. Eblasakimab met the primary endpoint of percent change in EASI score from baseline in three dose arms of 600mg dosed every four weeks (Q4W), 400mg dosed every two weeks (Q2W) and 300mg dosed Q2W, and also showed statistically significant improvements in– other key efficacy endpoints, including EASI-50, EASI-75and Validated Investigator Global Assessment(vIGA-0/1). In addition, eblasakimab was generally well-tolerated with no major safety concerns. In October, new data was presented from a post-hoc analysis of patients with severe AD (baseline EASI score of at least 21), which showed that monthly dosing with 600mg eblasakimab for 16 weeks led to a nearly 75% reduction in EASI score (versus 38.0% on placebo, p<0.0001) and EASI-75 of 54% (versus 13% on placebo, p=0.0009), representing a marked widening in placebo-adjusted efficacy.

In the fourth quarter of 2022, we initiated a Phase 2 study of eblasakimab in moderate-to-severe AD patients previously treated with dupilumab. U.S. sites are now recruiting and additional sites in Europe are expected in the first half of 2024. We expect to report topline data from this Phase 2 trial in end of 2024. We are also currently evaluating the potential use of eblasakimab in other diseases driven by type 2 inflammation, such as chronic obstructive pulmonary disease (COPD).

Farudodstat. Farudodstat is an orally administered, small-molecule inhibitor of dihydroorotate dehydrogenase (DHODH) and has been investigated in three phase 1 clinical studies in healthy volunteers, and one Phase 2 study in patients with acute myeloid leukemia (AML). The high potency and selectivity of farudodstat, and the favorable safety profile demonstrated in clinical studies to date, may offer best-in-class potential as a treatment for autoimmune conditions. We initiated a Phase 2 clinical study for the treatment of AA in the second quarter of 2023 with an interim readout expected in the third quarter of 2024.

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

Our Product Candidates

Eblasakimab (ASLAN004)

Eblasakimab is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1). Eblasakimab is currently in clinical development, and we are not aware of any other antibodies in clinical development targeting IL-13Rα1. By targeting IL-13Rα1, which forms the type 2 receptor complex with IL-4Rα, eblasakimab potently inhibits signaling of both interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering the signs and symptoms of AD, such as redness and itching of the skin, as well as signs and symptoms of asthma such as shortness of breath, wheeze and cough. Dupilumab is marketed by Sanofi/Regeneron for moderate-to-severe AD, moderate-to-severe asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic eosophagitis (EoE) and prurigo nodularis (PN) and is in development for other type 2 driven diseases including COPD, chronic spontaneous urticaria (CSU), eosinophilic gastritis and bullous pemphigoid. As we target the same pathways as dupilumab, we believe eblasakimab can follow a similar regulatory path. We believe eblasakimab has the potential to become a first-in-class inhibitor of the IL-13 receptor and best-in-disease therapy for AD and other type 2 driven allergic disease. By targeting IL-13Rα1, rather than IL-4Rα, we believe eblasakimab has the potential to offer a differentiated profile, including competitive efficacy, lower dosing frequency and a favorable side effect profile.

In September 2021, we reported positive topline results from the Phase 1 multiple ascending dose trial of eblasakimab in moderate-to-severe AD, establishing proof of concept for eblasakimab in AD. In July 2023, we reported positive topline results from the Phase 2b clinical trial which supported eblasakimab’s potential to deliver a monthly dosing regimen from initiation in AD without compromising efficacy and with an encouraging safety profile. We are also testing eblasakimab’s potential in dupilumab experienced AD patients previously treated with dupilumab (dupilumab experienced) in a Phase 2 study.

We recently conducted translational work in a human model of COPD using precision cut lung slices, where reduction in IL-4/IL-13 driven airway constriction was observed with use of eblasakimab. In the future, we may also develop eblasakimab in other type 2 driven inflammatory indications, such as COPD, EoE, CSU and PN.

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

Advantages

We believe that eblasakimab has the potential to be a best-in-disease therapy:

•
Validated mechanism with the potential for greater efficacy than IL-13 selective and IL-4 selective inhibitors. IL-13 selective inhibitors, such as lebrikizumab and tralokinumab, have shown mixed efficacy in treating allergic inflammation. We believe that agents that can block the activity of both IL-4 and IL-13 will be more efficacious as redundancy in signaling is removed by blocking type 2 receptor signaling. Dupilumab was shown to be effective in treating moderate-to-severe AD. Eblasakimab and dupilumab share the same mechanism of action by blocking IL-4 and IL-13 signaling through the type 2 receptor. In our Phase 2b clinical trial, the mean change from baseline in EASI in the 600mg Q4W arm was 73% versus 51% in the placebo arm after 16 weeks of treatment with eblasakimab in the Intent-to-Treat (ITT) population. 52% of patients in the active arm achieved EASI-75 versus 24% of patients on the placebo arm.

•
Potential for less frequent dosing. Dupilumab may require significantly higher steady state concentrations than eblasakimab for full target inhibition, which may allow for less frequent dosing. Dupilumab is dosed once every two weeks via subcutaneous injection. Results from our Phase 2b clinical trial showed eblasakimab 600mg Q4W dose was the best performing arm versus the 400mg and 300mg Q2W doses. A reduced injection frequency would provide patients with greater convenience.
•
Potential for faster onset of action. In the clinic, eblasakimab delivered intravenously demonstrated a rapid onset of action with full receptor occupancy and complete inhibition of a key downstream biomarker of IL-13 and IL-4 signaling, STAT6, within one hour of dosing, closely reflecting the data obtained in the cynomolgus monkey. In the Phase 2b trial, we saw significant reduction in EASI score by week 4 in the ITT population and by week 2 in a subpopulation of patients with baseline EASI ≥18.
•
Potential for improved safety profile. In published clinical studies in AD, dupilumab demonstrated persistent conjunctivitis in 5-28% of patients, often requiring topical ocular treatment with tacrolimus or steroids. As well as blocking the type 2 receptor, dupilumab also blocks the type 1 receptor, which may drive certain T cells to release pro-inflammatory cytokines, which may be responsible for these high rates of conjunctivitis. Treatment with eblasakimab may result in lower rates of conjunctivitis as it only blocks the type 2 receptor and does not block the type 1 receptor. In the Phase 2b trial, eblasakimab treated patients demonstrated low rates of conjunctivitis (less than 6%).
•
Potential for increased drug stability. Dupilumab may be stored for a maximum of 14 days at room temperature (25°C or 77°F) and cannot be stored above room temperature. As dupilumab can be self-administered, it may require special storage and handling when travelling. Eblasakimab may have increased drug stability and therefore greater storage flexibility.
•
Potential for rapid control of itch: In addition to driving inflammation in AD patients, IL-4 and IL-13 can enhance the neuronal itch response via the type 2 receptor expressed on itch-specific sensory neurons. Through blockade of the type 2 receptor, eblasakimab could potentially decrease sensitivity to itch and provide rapid itch relief in AD patients. In translational studies of ex vivo human sensory neurons, eblasakimab significantly reduced neuronal responses to IL 4, IL 13, and their combination by an average of 40% (p<0.0001).

Market Opportunity

Market Opportunity in Moderate-to-Severe Atopic Dermatitis

AD is the most common form of eczema, affecting over 200 million patients worldwide, characterized by red inflamed skin and severe daytime and nighttime itching, which can severely impact patients’ quality of life. Over 30% of AD patients are considered moderate-to-severe, for which currently available therapeutics are limited and management is challenging in the majority of cases.

Treatment options for patients with mild-to-moderate disease have historically focused on topical therapies including topical steroids and topical calcineurin inhibitors. In December 2016, the U.S. FDA granted approval for crisaborole (developed by Pfizer Inc.), a topical treatment for mild-to-moderate AD. In March 2017, the U.S. FDA granted approval for dupilumab (developed by Sanofi S.A. and Regeneron Pharmaceuticals, Inc.) for adults with moderate-to-severe AD. Until recently, dupilumab was the only approved biologic therapy available and has been driving significant growth in the market, which is expected to reach $39 billion by 2031. Dupilumab is currently approved for the treatment of AD in adults and pediatric patients 6 months of age or older. In December 2021, tralokinumab (Leo Pharma A/S) was approved by the FDA for adults with moderate-to-severe AD and in November 2023, lebrikizumab (Eli Lilly) was approved in the European Union for adults with moderate-to-severe AD. However there remains a significant unmet need, with only 35% of patients treated with dupilumab achieving an optimal response and conjunctivitis reported in 5-28% to patients in clinical practice.

In 2022, two small molecule inhibitors of Janus kinase (JAK), abrocitinib (Pfizer Inc.) and upadacitinib (AbbVie Inc), were approved by the U.S. FDA for treatment of moderate-to-severe atopic dermatitis, however their use is limited to patients with refractory, moderate-to-severe AD whose disease is not adequately controlled with other systemic drug products, including biologics, or when use of those therapies is inadvisable. Abrocitinib is currently approved for the treatment of AD in adults and upadacitinib is approved for the treatment of AD in adults and pediatric patients 12 years of age and older. Moreover, abrocitinib and upadacitinib carry three black box warnings for safety: higher rates of cardiovascular events such as heart attack or stroke, cancer, and blood clots.

Market Opportunity in Type 2 Driven Diseases

The type 2 immune response is dominant against environment-related antigens. While important in protection against helminths and in tissue repair, uncontrolled type 2 responses are implicated in allergy and atopic diseases. The type 2 response is orchestrated by key cytokines IL-4, IL-5 and IL-13 which are produced by type 2 T helper cells and type 2 innate lymphoid cells. This results in production of Immunoglobulin E (IgE) and activation of mast cells and eosinophils. Several conditions including asthma, COPD, AD, allergic rhinitis, eosinophilic gastrointestinal disorders are driven by type 2 inflammation and can be grouped as type 2 driven diseases. The market for type 2 driven diseases is large and continues to grow with over 500 million patients affected worldwide.

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

When greater than or equal to 600mg eblasakimab was administered intravenously (10mg/kg) it demonstrated 100% receptor occupancy and complete inhibition of STAT6 phosphorylation in less than 1 hour after dosing. These effects were maintained for over 29 days following a single dose of eblasakimab, suggesting monthly dosing may be achievable. The rapid inhibition of IL-4 and IL-13 signaling by eblasakimab could also lead to a fast onset of symptom relief in AD patients.

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

The trial recruited approximately 50 moderate-to-severe AD patients and recruitment into the expansion cohort started in January 2021. We reported topline data from this trial in the third quarter of 2021. After completion of the MAD trial, we initiated a Phase 2b dose-range finding trial in AD patients.

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

In the mITT population, the average reduction from baseline in EASI at 8 weeks was 65% (n=16) compared to 27% (n=13) for patients on placebo (one-sided p-value of 0.014), and 69% achieved EASI-75 versus 15% on placebo (one-sided p-value of 0.005). 44% of patients achieved Investigator’s Global Assessment (IGA) of 0 or 1 versus 15% on placebo. Peak pruritus improved by an average of 49% (n=16) relative to baseline at 8 weeks compared to 6% for patients on placebo.

Phase 2b Dose-Ranging Clinical Trial in Moderate-to-Severe Atopic Dermatitis

TREK-AD is a randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial to evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD. The study will evaluate the efficacy and safety of eblasakimab as monotherapy in adult patients with moderate-to-severe AD who are candidates for systemic therapy. The study has 5 treatment arms (4 active treatment arms and 1 placebo arm) evaluating eblasakimab administered as subcutaneous injections at three dose levels and two dosing frequencies (Q2W or Q4W) after 2 or 3 loading doses:

The study randomized 289 adult patients in the ITT population across over 80 sites in the United States, Europe and Asia and consisted of a 16-week treatment period and 12-week safety follow-up period. In July 2023, we announced positive topline results from the 16 week treatment period demonstrating eblasakimab 600mg Q4W dose was the best performing arm versus Q2W doses. Eblasakimab dosed once with 600mg every 4 weeks met primary endpoint in TREK-AD, achieving EASI-75 of 52.0% (compared to 24% on placebo), EASI-90 of 27.6% (compared to 8% on placebo) and vIGA-AD 0/1 of 31.2% (compared to 15% on placebo). Eblasakimab dosed once every two weeks also met the primary endpoint with statistical significance, as well as meeting key secondary endpoints. The unique loading dose regimen delivered rapid onset of action with statistically significant improvement in EASI score reduction by week 4 and eblasakimab was generally well-tolerated at all dose levels with low rates of conjunctivitis and injection site reactions supporting the potential for a differentiated safety profile. In keeping with several other recent studies, the placebo response was higher than dupilumab studies conducted a decade ago. A high proportion of patients with milder levels of AD in the US contributed to the high placebo response (over a third of patients in the US had an EASI score less than 18). Eblasakimab performed equally well in patients with more severe levels of AD, however placebo scores were greatly reduced, resulting in competitive placebo-adjusted scores. Onset of action in patients with baseline EASI ≥ 18 was also significant from an earlier timepoint of week 2.

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

The study is expected to enroll approximately 75 patients randomized 2:1 to receive either eblasakimab 400mg every week or placebo and will consist of a 16-week treatment period and 8-week safety follow-up period. The primary efficacy endpoint is percentage change in EASI score from baseline to Week 16. Other key secondary endpoints at Week 16 include proportion of patients achieving EASI score reductions of 50% (EASI-50) or 75% (EASI-75), vIGA of clear or almost clear (IGA 0/1 response on 5-point scale), and reductions in P-NRS, and various patient reported outcomes including POEM, as well as safety and tolerability. The topline data readout is expected to be at the end of 2024.

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

We licensed farudodstat from Almirall, S.A. (Almirall) in 2012 after Almirall’s completion of a Phase 1 single ascending dose clinical trial, in which the drug was well-tolerated in healthy volunteers. We then conducted two additional Phase 1 clinical trials, exploring multiple ascending doses and fed/fasted comparison in healthy volunteers. These trials demonstrated that the drug was well-tolerated and had the potential for once daily dosing. We subsequently explored the activity of farudodstat in AML, by conducting a small Phase 2 study, which showed some signs of activity in patients with AML and demonstrated that farudodstat was well-tolerated in this population. A Phase 2a proof of concept clinical study to investigate farudodstat for the treatment of AA was initiated in May 2023 and is expected to read out in third quarter of 2024.

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

The causes of AA are not fully understood, but it is believed to result from a loss of immune privilege in the hair follicle following a triggering event (e.g., stress, infection, trauma) mediated by IFNγ. This leads to an upregulation of inflammatory cytokine signaling, which results in an autoimmune-mediated hair loss. In AA, the local increase in IFNγ leads to collapse of immune privilege around the hair follicle and a Th1 inflammatory response towards the hair bulb, resulting in a premature start of the hair loss cycle and hair follicle degeneration. DHODH inhibition reduces cytokine secretion and Th1 cell differentiation, thereby directly blocking the key drivers of AA.

Advantages

We believe that farudodstat has the potential to be a best-in-class DHODH inhibitor in autoimmune disease due to the following competitive advantages:

•
Potent inhibition of DHODH. The binding affinity of farudodstat to DHODH is up to two orders of magnitude stronger than first generation DHODH inhibitors, such as leflunomide and teriflunomide, and other clinical stage compounds.
•
Addresses the toxicities associated with first generation inhibitors. Existing DHODH inhibitors, such as leflunomide and teriflunomide, are associated with significant off-target toxicities and carry black box warnings for hepatotoxicity and reproductive toxicity. Farudodstat has been found to be well tolerated in Phase 1 and Phase 2 studies. In rats and mice, farudodstat was not hepatotoxic at doses three times higher than the doses of teriflunomide at which hepatotoxicity was observed, despite farudodstat being over 30 times more potent at inhibiting DHODH, and this study suggested that the on-target mechanism of DHODH inhibition was not responsible for the hepatotoxicity observed with teriflunomide. Furthermore, in work undertaken by Liverpool University, a world leading center for hepatotoxicity, scientists evaluated the hepatotoxic potential of a panel of six DHODH inhibitors in two hepatic in vitro models. In one model, farudodstat was shown to be the least toxic compound tested despite being one of the most potent DHODH inhibitors, while teriflunomide and leflunomide were equally the most toxic compounds tested. In the ongoing Phase 2a proof of concept study in AA, emerging blinded safety data has shown no liver or other major safety concerns to date.
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

Autoimmune diseases of the skin include multiple indications such as psoriasis, AA, vitiligo and pemphigus. Patient symptoms vary based on the specific conditions but can include skin lesions, blisters, plaque and skin scarring. Current treatments are limited to systemic corticosteroids and immunosuppressive treatments with limited safe and effective long term treatment options.

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

Market Opportunity in Alopecia Areata

AA is a common, inflammatory, non-scarring, autoimmune-mediated hair loss condition with limited treatment options. The cumulative lifetime prevalence of AA is estimated at about 2%. Among the US population, there are currently 700,000 prevalent cases of AA with 25% of patients having severe disease and 60% of all patients receiving drug treatment. Until recently there were no approved systemic treatments for AA.

Baricitinib (Olumiant®), a Janus Kinase (JAK) inhibitor, was approved by FDA in 2022 for the treatment of adult patients with severe AA. In a Phase 3 study, up to 35% of patients who received baricitinib achieved adequate scalp hair coverage. However, baricitinib has a black box warning for serious infections, mortality, malignancy, major adverse cardiovascular events, and thrombosis. A second JAK inhibitor, Ritlecitinib (Litfulo®) was approved by FDA in 2023 for the treatment of severe AA in adults and adolescents 12 years and older and carries a similar black box warning. Other drugs currently in Phase 3 clinical studies in AA are also JAK inhibitors and, if approved, are expected to have similar black box warnings as baricitinib and ritlecitinib. Other clinical-stage treatments are few and to our knowledge no other DHODH inhibitors are currently being investigated for the treatment of AA. Hence, there remains an unmet need for safe and effective treatment options for AA, and farudodstat is the only DHODH inhibitor currently in clinical development in this disease.

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

Farudodstat Pharmacokinetic Profile

Phase 2a Proof of Concept Study in Alopecia Areata

We initiated a Phase 2a, proof of concept study to investigate the efficacy and safety of farudodstat compared to placebo in adult AA patients. The study is expected to recruit around 60 patients in the US who will be randomized in 2:1 onto one of the two arms (100mg farudodstat twice-daily and placebo). An initial treatment period of 12 weeks will be followed by a 12-week crossover treatment period. An interim analysis will evaluate safety and efficacy after the first 12-week treatment period, and the efficacy assessment will be based on the percent of change from baseline in the Severity of Alopecia Tool (SALT) score at week 12. We expect to report topline data from the interim readout in the third quarter of 2024.

Discovery Pipeline

Joint Venture to Develop Novel Pre-clinical AhR Antagonists

In September 2019, we announced that we had established a new joint venture with Bukwang to develop preclinical aryl hydrocarbon receptor (AhR) antagonists from our early-stage pipeline. The joint venture, JAGUAHR Therapeutics Pte. Ltd. (JAGUAHR), focuses on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway.

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

Pursuant to the terms of the agreement establishing the joint venture agreement (the JV Agreement), we transferred the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborators, into JAGUAHR. Bukwang invested a total of $5.0 million in JAGUAHR in two tranches to fund lead optimization and candidate selection. In 2023 JAGUAHR nominated a Candidate Drug, following which Bukwang made available up to an additional $1.5 million to fund further development. Until the IND application is filed, we retain the rights to buy back the assets related to AhR technology at a price equal to three times the amount invested by Bukwang.

At inception we owned a controlling stake 55% of the JAGUAHR entity. The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019 and the second tranche of $2.5 million was received on April 28, 2021. In consideration for such payment, our shareholding of JAGUAHR was diluted to 35% from 55%. Bukwang agreed to make up to $1.5 million available to JAGUAHR in 2023, for which they were granted an option, which, upon the occurrence of certain defined trigger events, requires JAGUAHR to repay Bukwang the outstanding principal plus accrued interest, or to convert such principal amount to shares following an agreed formula.

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
•
Dupilumab from Sanofi S.A. and Regeneron Pharmaceuticals, Inc. is approved to treat moderate-to-severe AD, moderate-to-severe asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis and prurigo nodularis.

•
Tralokinumab from Leo Pharma A/S is approved to treat moderate-to-severe AD.
•
APG777 targets the IL-13 ligand and is being developed by Apogee Therapeutics for moderate-to-severe AD. APG777 is currently in Phase 1 trials, interim data from healthy volunteers was reported in March 2024.
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
•
Lebrikizumab targets the IL-13 ligand and being developed by Dermira, Inc./Eli Lilly. Lebrikizumab completed Phase 3 clinical trials in AD. a BLA was submitted to the US FDA for AD treatment in November 2022, while European Medicines Agency (EMA) granted marketing authorization for lebrikizumab in the treatment of moderate-to-severe AD patients.

Farudodstat

•
In 2022, baricitinib (Olumiant®), a Janus Kinase (JAK) inhibitor, was the first systemic therapy to be approved by the FDA for AA. In 2023, ritlecitinib (Litfulo®), also a JAK inhibitor, was approved by FDA for AA. Several other JAK inhibitors including deuruxolitinib, upadacitinib, jaktinib, SHR0302 and deucravacitinib are currently in clinical development and, if approved, will pose direct competition to baricitinib and ritlecitinib.
•
Besides JAK inhibitors, there are other drugs currently in clinical development for AA but none have demonstrated proof of concept. These include daxdilimab (anti ILT7), etrasimod (S1P inhibitor) and EQ101 (IL-2/9/15 inhibitor), ADX-914 (IL-7/TSLP), Rezpegaldesleukin (IL-2 T regulatory cell stimulator), IMG-007 (OX40).
•
We are not aware of any DHODH inhibitors currently in clinical development for AA. Teriflunomide and leflunomide from Sanofi S.A. are DHODH inhibitors approved for the treatment of multiple sclerosis and rheumatoid arthritis respectively. Vidofludimus (Immunic, Inc) is a DHODH inhibitor currently in Phase 3 development for multiple sclerosis.

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

License and Collaboration Agreements

License Agreement with CSL

On May 12, 2014, we entered into a license agreement with CSL, which was subsequently amended and restated on May 31, 2019, pursuant to which we obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. Our development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, AD.

Under the amended agreement, we are generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialize eblasakimab products, either by ourselves or through sublicensees. We have conducted a Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe AD. In consideration of the rights granted to us under the amended agreement, we will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. We will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. We are also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to our exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to us under the amended agreement. For the year ended December 31, 2022, the Company made a milestone payment of $1 million to CSL in fulfilment of our obligation under the CSL agreement to be responsible for payment required to be made by CSL to third party licensors of technology relating to exploitation of the rights subject to the CSL agreement. The commencement of the first Phase 2 clinical trial, being the Phase 2b trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe AD. The trial is still ongoing and no further milestones have been met.

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

If the agreement is terminated in certain circumstances and CSL subsequently commercializes eblasakimab products or grants third-party rights to commercialize eblasakimab products, then CSL will pay us royalties on the net sales of eblasakimab products or share a low double-digit percentage of license revenue with us (whichever is applicable). To the extent that CSL is required to pay us royalties following the termination of the agreement, such royalties will range from a mid-single digit percentage to mid-double digit percentage of net sales of eblasakimab products, depending on the cause of termination and the stage of development of the eblasakimab products at the time of termination.

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

On December 21, 2015, we entered into an amended development and license agreement with Almirall which replaced the previous agreement, further amended by an amendment agreement entered into on March 16, 2018. Under the agreement as so amended, we obtained from Almirall an expanded exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases, excluding topically administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome (collectively, the KHD/NMSC products). We generally have the right to sublicense our rights under the agreement. If Almirall wishes to use a third party to develop KHD/NMSC products, we have a right of first negotiation to obtain a license from Almirall to carry out those developments.

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

In consideration of the rights granted to us under the amended agreement, we will be required to pay an aggregate of up to $30 million if certain development milestones are achieved and an aggregate of up to $50 million if certain regulatory milestones are achieved, in each case across different indications. If we commercialize any farudodstat products, we will be required to pay Almirall tiered royalties in the mid-single-digit range on net sales of farudodstat products, subject to adjustments in certain circumstances. In the event we sublicense any of our rights under the agreement relating to the farudodstat technology, we will be obligated to pay Almirall 10% of sublicensee income (excluding royalties) we may receive under such sublicenses.

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

Our strategy requires us to license assets from third parties with suitable protection and to identify and seek patent protection for our inventions, when possible. This process is expensive and time consuming and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions where protection may be commercially advantageous, or we may financially not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information we regard as proprietary. Where possible, we seek to file in at least major commercial jurisdictions relevant to the product or technology, however, this is assessed on a case-by-case basis.

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

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that prevent marketing of our products or working our own technology. We endeavor to identify early third-party patents and patent applications which may be blocking to a product or technology, to minimize this risk. However, relevant documents may be overlooked or missed, which may in turn impact on the freedom to commercialize the relevant asset.

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

Eblasakimab

On May 12, 2014, we entered into a license agreement with CSL, which was subsequently amended and restated on May 31, 2019, pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property owned or controlled by CSL related to CSL’s anti-IL13 receptor monoclonal antibody, CSL334, which we refer to as eblasakimab, and antigen binding fragments thereof, to develop, manufacture for clinical trials and commercialize eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. Our development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, AD.

With respect to eblasakimab, we exclusively licensed from CSL a family of patents which includes species (specific sequence) composition of matter patents, derived from WO2008/060813, filed October 19, 2007.

As of March 14, 2024, this family of patents included five issued patents in the United States and issued patents in a number of foreign countries and jurisdictions, including Australia, Canada, China, Europe, Hong Kong, India, and Japan. The scope of the claims may differ in the various countries. The issued patents in this family are expected to expire in October 2027, subject to the payment of renewal fees, excluding any additional term for patent term adjustments or patent term extensions.

Owned by Us

We are co-applicants together with CSL on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•
WO2020/197502 filed March 26, 2020 relates to use of eblasakimab in a dosing regimen. As of March 14, 2024, this family of patents includes patent applications filed in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea, Singapore and the United States. If granted, the normal expiry of patents granted under this application is 2040, subject to the payment of renewal fees.

We are the sole applicant for the following patent applications:

•
WO2022/186772 is a published PCT application filed March 1, 2022. It relates to use of eblasakimab to reduce EASI score. As of March 14, 2024, this family of patents includes patent applications filed in Australia, Canada, China, Europe, Israel, Japan, Korea, Singapore and the United States. If granted, this case will have a normal expiry of March 2042, subject to payment of renewal fees.
•
WO2022/186773 is a published PCT application filed March 1, 2022. It relates to use of eblasakimab in AD patients with high baseline levels of IgE. As of March 14, 2024, this family of patents includes patent applications filed in Australia, Canada, China, Europe, Israel, Japan, Korea, Singapore and the United States. If granted, this case will have a normal expiry of March 2042.
•
WO2023/048651 is a published PCT application filed on September 27, 2022. It relates to the use of eblasakimab for treating moderate/severe atopic dermatitis. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase by end March 2024. If granted, this case will have a normal expiry of September 2042.
•
WO2023/048650 is a published PCT application filed on September 27, 2022. It relates to the use of eblasakimab for pruritus. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase by end March 2024. If granted, this case will have a normal expiry of September 2042.
•
WO2023/075700 is a published PCT application filed on October 28, 2022. It relates to a formulation of eblasakimab. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase in April 2024. The case was also filed in Taiwan on 28 October 2022. If progressed and granted, this case will have a normal expiry of October 2042.
•
WO2023/075702 is a published PCT application filed on October 28, 2022. It relates to a formulation of eblasakimab. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase in April 2024. The case was also filed in Taiwan on 28 October 2022. If progressed and granted, this case will have a normal expiry of October 2042.
•
WO2023/140780 is a published PCT application filed on December 15, 2022. It relates to a dosing regimen for eblasakimab. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase in July 2024. If progressed and granted, this case will have a normal expiry of December 2042.
•
WO2023/163659 is a published PCT application filed on February 23, 2023. It relates to a glycosylated form of eblasakimab. As of March 14, 2024, this case is in the international phase and due to enter the national/regional phase in August 2024. If progressed and granted, this case will have a normal expiry of February 2043.

•
WO2024/043837 is a published PCT application filed on August 28, 2023. It relates to a formulation of eblasakimab. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase in February 2025. If progressed and granted, this case will have a normal expiry of August 2043.
•
WO2024/054157 is a published PCT application filed on September 6, 2023. It relates to use of eblasakimab for treating sleep loss. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase in March 2025. If progressed and granted, this case will have a normal expiry of September 2043.

We also own several unpublished priority applications filed in 2023 relating, variously, to the use of eblasakimab in treatment. These cases are at an early stage and it is unclear what claims may be granted, if any.

Pursuant to the amended and restated license agreement with CSL entered into on May 31, 2019, any patents on intellectual property newly developed prior to the completion of the SAD study are to be in the joint names of ASLAN and CSL. All patents on intellectual property newly developed after the completion of the SAD study are to be in the sole name of ASLAN.

Farudodstat

Licensed from Almirall

On May 16, 2012, we entered into a development and license agreement with Almirall, pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property controlled by Almirall to a DHODH inhibitor, LAS186323, which we refer to as farudodstat. On December 21, 2015, we entered into an amended development and license agreement with Almirall which replaced the previous agreement. This was further amended by an amendment agreement entered into on March 16, 2018. Under the amended agreement as so amended, we obtained from Almirall an expanded exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases with primary focus on oncology diseases, excluding topically administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome.

The basic compound protection for farudodstat is provided by the composition of matter family of patents derived from WO2008/077639 filed December 21, 2007. As of March 14, 2024, this family of patents included patents issued in Argentina, Australia, Bolivia, Brazil, Canada, China, Chile, Columbia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Nigeria, Norway, Peru, Philippines, Russia, Singapore, South Africa, South Korea, Taiwan, Ukraine, Uruguay, the United States (two patents) and Vietnam, and an allowed patent application in Ecuador. In addition, as of February 28, 2023, this family of patents included patent applications filed in Egypt, Pakistan, Thailand, and Venezuela. The scope of the claims may differ in different countries. The normal expiration of this family of patents is December 2027, subject to the payment of renewal fees.

Owned by Us

We are the applicant on a number of pending patents mostly relating to medical uses or combination therapies. These include the following pending patent applications:

•
WO2018/160138 filed March 1, 2018 relates to use of farudodstat in treatment of hematological cancers. As of March 14, 2024, this family of patents includes patents issued in China, Europe, (Germany, France, and UK), Japan, and the United States (2 cases). The normal expiration of this family of patents is March 2038, subject to the payment of renewal fees.
•
WO2022/045984 is a published PCT application filed August 30, 2021, related to treatment of viral infection with farudodstat. As of March 14, 2024, this family of patents includes patent applications filed Europe, Japan, and the United States. If granted, the normal expiry for this case will be August 2041, subject to payment of renewal fees.
•
WO2022/081095 is a published PCT application filed October 15, 2021, related to treatment of autoimmune disease with farudodstat. As of March 14, 2024, this family of patents includes patent applications filed China, Europe, Hong Kong, Japan, Korea, Singapore and the United States. If granted, the normal expiry for this case will be October 2041, subject to payment of renewal fees.

•
WO2023/204754 is a published PCT application filed April 21, 2022, relating to use of farudodstat for treating an autoimmune skin disease. A US-continuation-in-part was also filed on March 16, 2023. As of March 14, 2024, this case is in the international phase and due to enter the national/regional phase in October 2024. If progressed and granted, this case will have a normal expiry of April 2042.
•
WO2023/149841 is a published PCT application filed February 2, 2023, relating to a polymorphic form of farudodstat. The case was also filed in Taiwan on February 3, 2023. As of March 14, 2024, this case is in the international phase and is due to enter the national/regional phase in August 2024. If progressed and granted, this case will have a normal expiry of February 2043.

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

Trademarks and Domain Names

We conduct our business using the trademark “ASLAN,” “ASLAN PHARMACEUTICALS” and our lion logo, as well as domain names incorporating either or both of these trademarks. “ASLAN” has been registered as a trademark in USA, EU, Japan, China and Singapore. “ASLAN PHARMACEUTICALS” and our lion logo has been registered in Singapore. We have a portfolio of 12 domain names, which includes: aslanpharma.com, aslanpharma.com.sg, aslanpharma.com.tw, aslanpharma.asia, aslanpharma.org, and aslanpharma.biz.

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

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval, and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

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

By way of example, in March 2010, the PPACA was signed into law, which is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. The PPACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected expanded the types of entities eligible for the 340B drug discount program; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

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

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by U.S. Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Humans Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

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

Data Privacy and Security

In the ordinary course of our business, we may process sensitive data. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. Such obligations may include, without limitation, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA) (collectively, CCPA), the European Union’s General Data Protection Regulation 2016/679 (EU GDPR), and the United Kingdom’s General Data Protection Regulation (UK GDPR). Several states within the United States, including Virginia, Colorado, Connecticut, and Utah, have also enacted comprehensive data privacy and security laws and we expect more states to pass similar laws in the future.

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

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the European Union and/or the United Kingdom, such as in connection with any European Union and/or United Kingdom clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the European Union member states and/or United Kingdom may result in fines of up to €20,000,000 for breaches of the EU GDPR, £17,500,000 for breaches of the UK GDPR, or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

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

Our portfolio is led by eblasakimab, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of AD, such as redness and itching of the skin. Eblasakimab has the potential to be a best-in-disease therapy for AD and asthma. In July 2023, we announced topline results from a Phase 2b study of eblasakimab in patients with moderate-to-severe AD over a range of dosages with subcutaneous administration for 16 weeks. We reported positive topline results from the Phase 2b clinical trial which supported eblasakimab’s potential to deliver a monthly dosing regimen from initiation in AD without compromising efficacy and with an encouraging safety profile. We are also developing farudodstat, an orally active, potent inhibitor of human DHODH that has the potential to be a best-in-class therapy in autoimmune disease.

Since our inception in 2010, we have devoted substantially all of our resources to acquiring rights to, and developing our product candidates, including preclinical studies and clinical trials and providing general and administrative support for our operations. We have not generated any revenue from product sales and we do not currently have any products approved for commercialization. We have financed our operations through a combination of debt and equity financings, including public and private offerings, and government grants. Our need for additional capital raises substantial doubt about our ability to continue as a going concern. We will need to obtain substantial additional financing for our operations, and if we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts. See the section titled “Item 3.D. – Risk Factors” for additional information.

2024 Offering

On March 12, 2024, we entered into a Securities Purchase Agreement (the Securities Purchase Agreement) with the purchasers named therein (the 2024 Purchasers), pursuant to which we agreed to sell to the 2024 Purchasers, in a registered direct offering, 125,000,000 ordinary shares in the form of 5,000,000 ADSs, at a purchase price of $1.00 per ADS. The ADSs were offered by the Company pursuant to a shelf registration statement on Form F-3, which was filed with the SEC on March 24, 2023 and declared effective on April 6, 2023 (File No. 333-270835) and a prospectus supplement thereunder.

Pursuant to the Securities Purchase Agreement, in a concurrent private placement, we also agreed to sell and issue to the 2024 Purchasers unregistered warrants (the 2024 Warrants) to purchase up to 125,000,000 ordinary shares in the form of 5,000,000 ADSs. The 2024 Warrants are exercisable upon issuance at an exercise price of $1.00 per ADS and have a term of five years. Pursuant to the Securities Purchase Agreement, we filed a resale registration statement with the SEC on Form F-3 covering the resale of the ADSs underlying the 2024 Warrants, which was filed with the SEC on March 25, 2024 (File No. 333-278217) and which was declared effective March 29, 2024. The issuance of the ADSs and 2024 Warrants to the 2024 Purchasers (the 2024 Offering) closed on March 14, 2024 and resulted in gross proceeds to us of approximately $5.0 million. If all 2024 Warrants are fully-exercised we will receive an additional $5.0 million in gross proceeds.

2023 Private Placement

On February 24, 2023, we entered into a Unit Purchase Agreement (the Unit Purchase Agreement), with fund entities affiliated with BVF Partners L.P. (collectively, BVF) and the other purchasers named therein (the 2023 Purchasers), pursuant to which we agreed to sell to the 2023 Purchasers, in a private placement offering, an aggregate of (i) 112,359,550 ordinary shares and (i) pre-funded warrants (the Pre-Funded Warrants), to purchase twenty-five ordinary shares, represented by ADSs, at a purchase price of $0.178 per ordinary share (or the equivalent of $4.45 per ADS) and $4.4475 per Pre-Funded Warrant (or ADS), respectively, which represented a 15% premium to the ADSs’ ten-day volume-weighted average price (VWAP) (the 2023 Private Placement). The 2023 Private Placement closed on February 27, 2023, and resulted in gross proceeds to us of approximately $20 million.

As part of the 2023 Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 11,061,823 ADSs (or Pre-Funded Warrants). The first tranche of warrants, which lapsed on September 4, 2023, was comprised of (i) 50% of warrants that are exercisable upon issuance and until 60 days after the public announcement of our topline data from our TREK-AD Phase 2b clinical trial investigating eblasakimab in AD (the eblasakimab announcement) at an exercise price of $6.50 per ADS and (ii) 50% of warrants which could only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $6.50 and a 50% discount to the ADSs’ VWAP measured across a specified period after the eblasakimab announcement. The second tranche of warrants is similarly comprised of (i) 50% of warrants exercisable upon issuance until 60 days after the public announcement of topline interim data from our planned Phase 2 proof of concept trial investigating farudodstat (the farudodstat announcement) at an exercise price of $8.15 per ADS, and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $8.15 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (collectively, the Tranche Warrants). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all Tranche Warrants are fully-exercised we will receive an additional $80 million in gross proceeds. As of December 31, 2023, the 2023 Purchasers had not exercised any Tranche Warrants.

Pursuant to the Unit Purchase Agreement, we granted BVF the right to nominate one individual to our Board of Directors and are required to recommend to our shareholders to elect such nominee until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding ordinary shares (including any Pre-Funded Warrants BVF holds as if fully exercised).

2021 Private Placement

In February 2021, we sold 25,568,180 ordinary shares (the equivalent of 1,022,727 ADSs) in a private placement for net proceeds of approximately $18.0 million pursuant to a securities purchase agreement the Company entered into with the purchasers in the private placement.

Underwritten Public Offering

In March 2021, we sold 3,450,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of approximately $64.9 million after deducting underwriting discounts and commissions and offering expenses.

At-the-market Offering

On October 9, 2020, we entered into an Open Market Sale AgreementSM as amended on September 13, 2022 (the ATM Sale Agreement) with Jefferies LLC, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal.

During the year ended December 31, 2021, we raised net proceeds of approximately $14.1 million under ATM Sale Agreement by offering 24,594,360 ordinary shares (equivalent of 983,774 ADSs). During the year ended December 31, 2022, there was no issuance of ordinary shares/ADS under the ATM Sale Agreement. During the year ended December 31, 2023, we raised net proceeds of approximately $3.0 million under the ATM Sale Agreement by offering 31,245,250 ordinary shares (an equivalent of 1,249,810 ADSs).

We did not generate revenue for the year ended December 31, 2021 and 2022. We generated $12.0 million of revenue for the year ended December 31, 2023, which was related to out-licensing activities. To date we have outsourced our manufacturing and clinical operations to third parties. We do not intend to operate our own clinical trials or build or acquire infrastructure for manufacturing our drugs for clinical or commercial supply. All of our clinical supplies are manufactured in accordance with cGMP using high quality contract manufacturing organizations based in the United States, Europe and Asia.

As of December 31, 2023, we had cash and cash equivalents of $21.3 million. We have never been profitable and have incurred significant net losses in each period since our inception. Our consolidated net loss attributable to ordinary shareholders for the years ended December 31, 2021, 2022 and 2023 was $31.3 million, $51.4 million and $44.2 million, respectively. As of December 31, 2023, we had an accumulated deficit of $321.1 million. Our primary use of cash is to fund research and development costs. Our operating activities used $34.0 million, $38.4 million and $46.6 million of cash flows during the years ended December 31, 2021, 2022 and 2023, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

We expect expenses to be incurred in connection with our ongoing activities as we:

•
Continue to invest in the clinical development of our product candidates, including in connection with the following planned and ongoing clinical trials:
o
Eblasakimab Phase 2b clinical trial in AD;
o
Eblasakimab Phase 2 clinical trial in dupilumab-experienced AD patients;
o
Farudodstat Phase 2a clinical trial in AA; and
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

Out-licensing Agreements

To date, we have an out-licensing agreement with Zenyaku Kogyo Co., Ltd.

Zenyaku Kogyo Co., Ltd – License of eblasakimab for Japan

On June 22, 2023, we entered into a development and commercialization agreement with Zenyaku Kogyo Co., Ltd. (Zenyaku) granting to Zenyaku the exclusive rights to develop and, provided certain conditions are met, commercialize eblasakimab in atopic dermatitis and all other indications in Japan. Zenyaku agreed to make a non-refundable upfront payment of $12.0 million in return for the use of the rights granted to Zenyaku. In addition, we are eligible to receive up to $29.5 million in development milestones and up to $94 million in commercial milestones. Zenyaku will make double digit royalty payments to ASLAN on net sales of eblasakimab in percentages ranging up to low twenties.

Under the terms of the agreement, Zenyaku will be exclusively responsible for all development and, potentially, commercialization activities for eblasakimab in Japan. Zenyaku plans to initiate a Phase 1 study of eblasakimab in Japan in the first half of 2024. We do not bear any risks and costs on the development of eblasakimab by Zenyaku in Japan. Accordingly, Zenyaku has exclusive control over relevant activities that significantly affect the returns of the development and commercialization of eblasakimab in Japan.

In-licensing Agreements

We are required to make milestone payments upon the achievement of certain development, regulatory and commercial milestones and royalties based on the net sales of the licensed products and therefore, we expect our results of operations will continue to be affected by these agreements. For the years ended December 31, 2022 and 2023, we did not make any other payments related to the in-license agreements. See “Item 4.B. Information on the Company – Business Overview—License and Collaboration Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

Key Components of Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales until our product candidates receive regulatory approval. We did not generate revenue for the years ended December 31, 2021, and 2022. For the year ended December 31, 2023, we generated revenue of $12.0 million which consists of an upfront payment received from Zenyaku under out-licensing arrangements, as described above.

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

The table below summarizes our research and development expenses incurred by program for the periods presented:

	For the year ended
	2021	2022	2023
	(in thousands)
Direct research and development expense by product:
Eblasakimab	15,539	27,373	31,104
Farudodstat	2,105	2,862	3,923
JAGUAHR*	717	—
Other R&D costs related to the products	781	2,115	1,271
Indirect research and development expense:
Employee benefit and travel expense	2,879	5,650	6,197
Other indirect research and development expense	—	—	—
Total research and development expense	$22,021	$38,000	$42,495

* On April 28, 2021, our shareholding of JAGUAHR was diluted to 35% from 55%, resulting in loss of control over the subsidiary; expenses for JAGUAHR are incurred up till the date of control loss.

General and Administrative Expenses

General and administrative expenses consist of personnel costs and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and stock-based compensation. Other general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees, expenses associated with obtaining and maintaining patents and costs of our information systems.

Non-Operating Income and Expenses

Other Income

Other non-operating income is the ADS issuance contribution receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary, as part of the conversion of ordinary shares to ADSs due to the Taiwan delisting in 2020 and issuance of new ADSs. For the year ended December 31, 2021, and 2023, the Company recognized a total of $1.1 million, and $0.4 million, respectively, as other non-operating income and did not recognize any related other income as of December 31, 2022.

Other Gains and Losses, Net

Other gains and losses are primarily net gains and losses from realized and unrealized currency exchange differences, valuation on fair value changes of financial assets and liabilities at fair value through profit or loss incurred during the period. For the years ended December 31, 2021, 2022 and 2023, other gains (losses) were $1.1 million, ($0.03) million and $3.1 million, respectively.

Finance Costs

Finance costs are interest expenses primarily from the Singapore Economic Development Board (EDB) repayable grant, the CSL Facility, the Convertible Loan Facility, the October/November 2019 Loan Facility and the K2 HealthVentures Loan Facility. For the years ended December 31, 2021, 2022 and 2023, finance costs were $1.9 million, $3.7 million and $4.3 million, respectively. The CSL Facility was repaid in July 2021 and the October/November 2019 Loan Facility was repaid in March 2021.

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

	Year Ended December 31,
	2021	2022	2023
	(in thousands, other than shares or share data)
Net revenues	—	—	12,000
Cost of revenues	—	—	—
Operating expenses
General and administrative expenses	(11,825)	(9,882)	(13,240)
Research and development expenses	(22,021)	(38,000)	(42,495)
Total operating expenses	(33,846)	(47,882)	(55,736)
Loss from operations	(33,846)	(47,882)	(43,736)
Non-operating income and expenses
Interest income	—	354	405
Other income	1,108	386	462
Gain on dilution of subsidiary and recognition of associate	2,308	—	—
Other gains and losses	1,106	(29)	3,122
Finance costs	(1,861)	(3,676)	(4,332)
Total non-operating income and expenses	2,661	(2,965)	(343)
Share in losses of associated company, accounted for using equity method	(405)	(436)	(9)
Loss before income tax	(31,590)	(51,283)	(44,087)
Income tax expense	—	(99)	(133)
Net loss for the year	(31,590)	(51,382)	(44,220)
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	—	—	236
Total comprehensive loss	(31,590)	(51,382)	(43,984)
Net loss attributable to:
Stockholders of the Company	(31,321)	(51,382)	(44,220)
Non-controlling interests	(269)	—	—
	(31,590)	(51,382)	(44,220)
Total comprehensive loss attributable to:
Stockholders of the Company	(31,321)	(51,382)	(43,984)
Non-controlling interests	(269)	—	—
	(31,590)	(51,382)	(43,984)
Weighted-Average ordinary shares used in calculating net loss per ordinary shares, basic	325,684,272	348,723,365	411,242,644
Weighted-Average ADS used in calculating net loss per ADS, basic	13,027,371	13,948,935	16,449,706
Net loss per ordinary share, basic and diluted	(0.10)	(0.15)	(0.11)
Net loss per equivalent ADS, basic and diluted	(2.40)	(3.68)	(2.69)

Each ADS represents twenty-five ordinary shares.

Comparison of the Years Ended December 31, 2022 and 2023

Revenue

We did not generate revenue for the year ended December 31, 2022. For the year ended December 31, 2023, we generated revenue of $12.0 million, which consists of an upfront payment received under an out-licensing arrangement.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2022	%	2023	%
General and administrative expenses
Employee benefit and travel expenses	5,992	61%	7,612	57%
Professional fees	1,999	20%	2,536	19%
Offering costs	863	9%	1,950	15%
Rent relating to operating leases	90	1%	86	1%
Other costs	937	9%	1,056	8%
Total general and administrative expense	9,881	100%	13,240	100%

General and administrative expenses increased by $3.3 million from $9.9 million for the year ended December 31, 2022, to $13.2 million for the year ended December 31, 2023. The increase in general and administrative expenses was mainly due to increase of employees and legal fees related to financing.

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year Ended December 31,
(In thousands)	2022	%	2023	%
Research and development expenses
Preclinical and clinical development expenses	18,347	48%	22,579	53%
Manufacturing expenses	14,003	37%	13,719	32%
Employee benefit and travel expenses	5,650	15%	6,197	15%
Total research and development expenses	38,000	100%	42,495	100%

Research and development expenses increased by $4.5 million from $38.0 million for the year ended December 31, 2022 to $42.5 million for the year ended December 31, 2023. The increase was driven primarily by the increase of clinical development expenses and manufacturing costs related to eblasakimab.

Other Income

For the year ended December 31, 2023, the Company recognized a total $0.5 million, as other non-operating income mainly from the ADS issuance contribution and did not recognize any related other income as of December 31, 2022.

Other Gains and Losses, Net

Other net losses for the year ended December 31, 2022, were $0.03 million and other net gains for the year ended December 31, 2023 were $3.1 million. The increase was primarily due to valuation gains on the fair value changes of financial assets and liabilities in 2023.

Net Loss Attributable to Ordinary Shareholders

For the years ended December 31, 2022, and 2023, net loss attributable to our stockholders was $51.4 million and $44.2 million, respectively. The decrease in net losses was due to the out-licensing revenue from Zenyaku in 2023.

Comparison of the Years Ended December 31, 2021 and 2022

For the discussion covering the comparison between the years ended December 31, 2022 and 2021, please refer to “Item 5” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

B.
Liquidity and Capital Resources.

Since inception, we have invested most of our resources in the development of our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing support for our operations. To date we have funded our operations through public and private placements of equity securities, upfront and milestone payments received from our collaborators, funding from governmental bodies and interest income from banks. As of December 31, 2023, we raised aggregate gross proceeds of $303.7 million from private and public offerings, we had received aggregate gross upfront payments of $25.3 million from our collaborators and received an aggregate of $7.5 million in grants from government bodies. Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses attributed to the stockholders of the company of $31.3 million, $51.4 million and $44.2 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had an accumulated deficit of $278.4 million and $321.1 million, respectively. Our operating activities used $34.0 million, $38.4 million and $46.6 million of cash outflows during the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, we had cash and cash equivalents of $21.3 million. We do not believe that our existing cash will be sufficient to fund our planned operating and capital expenditures for at least the next 12 months from the date of our financial statements included elsewhere herein. A change in circumstances may also result in the depletion of our capital resources more rapidly than we currently anticipate. These factors raise substantial doubt about our ability to continue as a going concern.

From October 9, 2020 through February 19, 2021, we sold 1,772,594 ADSs for net proceeds of $21.5 million under the ATM Sale Agreement with Jefferies LLC through at-the-market offerings, of which net proceeds of $14.1 million was raised from January 1, 2021 through February 19, 2021. In February 2021, we sold 25,568,180 ordinary shares (an equivalent of 1,022,727 ADSs) in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement. In March 2021, we sold 3,450,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses. On July 12, 2021, we entered into a Loan, Guaranty, and Security Agreement with K2 HealthVentures LLC (K2HV) which provides us for up to $45.0 million of loan facility. The first tranche of $20.0 million was closed and received in 2021. In January 2022, we drew down the second tranche of the loan facility provided by K2HV and the funds were received in February 2022. Total proceeds of approximately $117.0 million was raised for year ended December 31, 2021. During the year ended December 31, 2022, there was no issuance of ordinary shares/ADS. Total proceeds of approximately $3.0 million was raised for year ended December 31, 2023. On February 24, 2023, we entered into the Unit Purchase Agreement with the 2023 Purchasers. The 2023 Private Placement closed on February 27, 2023 and we received gross proceeds of approximately $20.0 million. On March 12, 2024, we entered into the Securities Purchase Agreement with the 2024 Purchasers. The 2024 Offering closed on March 14, 2024 and we received gross proceeds of approximately $5.0 million.

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
•
The costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
•
The effects of the disruptions to and volatility in the credit and financial markets in the United States and worldwide from geopolitical and macroeconomic events, including health epidemics or pandemics, the ongoing Russia-Ukraine conflict and the conflict in the Middle East, and related sanctions, and bank failures.

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. If our planned preclinical and clinical trials are successful, or our other product candidates enter clinical trials or advance beyond the discovery stage, we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, out-license certain intellectual property and seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ADSs and ordinary shares and any indebtedness could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from macroeconomic events, such as the COVID-19 pandemic, the ongoing Russia-Ukraine conflict and the conflict in the Middle East, and related sanctions, and bank failures, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive.

K2HV Loan Facility

Loan Agreement

In July 2021, we entered into a Loan, Guaranty, and Security Agreement (Loan Agreement) with ASLAN Pharmaceuticals Pte. Ltd (ASLAN Singapore) as guarantor, the lenders from time to time party thereto, K2 HealthVentures LLC as administrative agent and Ankura Trust Company, LLC as collateral agent. The Loan Agreement provides for up to $45.0 million of delayed draw term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third tranches in the aggregate amount of $10.0 million subject to our achievement of certain clinical milestones related to farudodstat and eblasakimab and (iii) an uncommitted fourth tranche of up to $15.0 million.

We borrowed the full $20.0 million first tranche of term loans at closing. Borrowings under the K2HV loan facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of the Company’s cash, goods and other personal property, with the exception of (i) under the K2HV loan facility agreement prior to amendment, the Company’s own intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) the Company’s equity interests in Jaguahr Therapeutics Pte. Ltd. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the K2HV loan facility agreement. The Loan Agreement includes customary affirmative and negative covenants applicable to us and our subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, cash management, dividends and other distributions. In addition, the Loan Agreement also includes customary events of default, including, but not limited to, failure to pay interest, principal and fees or other amounts when due, material misrepresentations or misstatements, covenant defaults, certain cross defaults to other material indebtedness, certain judgment defaults and events of bankruptcy or insolvency. Upon the occurrence and continuance of an event of default, the lenders may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement and other loan documents.

On January 5, 2022, we drew down the second tranche $5 million of the loan facility provided by K2HV pursuant to the Loan Agreement. The second tranche milestone was completed, and the full funds were received on February 4, 2022. As a result of the drawdown of the second tranche of the loan facility, the number of ordinary shares exercisable under the K2 Warrant (as defined below) increased to 2.95% of $25 million, being the aggregate term loan advances at that date.

On June 30, 2023, the parties entered into a First Amendment to the K2HV Facility (Loan Amendment) with K2HV to, among other things, extend the interest-only period under the K2HV Facility to November 1, 2023, February 1, 2024 or August 1, 2024, dependent on the Company’s achievement of certain milestones, and amended the exercise price of the K2 Warrant to $0.1447 per share (equivalent to $3.6175 per ADS).

On December 6, 2023, we entered into an amendment (Second Amendment) of K2HV Facility pursuant to which K2HV agreed to extend the period under the K2HV Facility in which the Company is not required to make payments with respect to the outstanding principal amount (during which period interest payments continue to become due and payable in accordance with the terms of the K2HV Facility). The first date from which the Company is required to make monthly payments of principal is now January 1, 2025. In addition, pursuant to the Second Amendment, (i) the Company made a payment of $12.0 million to the administrative agent, which has been applied to the outstanding principal under the Loan Agreement (Prepayment) and (ii) the lenders and the administrative agent waived a prepayment fee of 2.0% that otherwise would have been required under the Loan Agreement with respect to the Prepayment. After giving effect to the Prepayment, $13.0 million of principal will remain outstanding under the Loan Agreement. In connection with the Second Amendment, K2HV received a lien on certain intellectual property owned by the Company, subject to customary exceptions.

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

K2 Warrant and Participation Rights

In connection with the closing of the Loan Agreement, we issued a warrant to purchase ordinary shares, as amended June 30, 2023, (K2 Warrant) to K2 HealthVentures Equity Trust LLC. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate outstanding principal amount of the term loans funded to us divided by (ii) the warrant price of $0.1447 per share (equivalent to $3.6175 per ADS) (subject to adjustment as provided therein). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. In addition, subject to compliance with applicable securities laws (including any holding period requirements), we are required to use commercially reasonable efforts to facilitate and take all other actions required to enable the deposit of any or all of the ordinary shares exercisable under the Warrant with our depositary for the issuance of American Depositary Shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The K2 Warrant also provides for automatic cashless exercise or assumption as a result of certain transactions involving a merger, acquisition or sale of the company, as set forth in the K2 Warrant.

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

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,
(In thousands)	2021	2022	2023
Net cash used in operating activities	(33,995)	(38,405)	(46,639)
Net cash (used in) generated from investing activities	(28)	414	269
Net cash generated from financing activities	109,867	4,725	10,720
Net (decrease) increase in cash and cash equivalents	75,844	(33,266)	(35,650)

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

Net cash used in operating activities was $34.0 million, $38.4 million and $46.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. The increase of net cash used in operating activities was primarily due to an increase of research and development activities and its related general and administrative expense. These increases were mainly attributable to costs associated with the ongoing TREK-AD Phase 2b clinical trial.

Net Cash Used in Investing Activities

Net cash provided in investing activities was $268,523 for the year ended December 31, 2023.

Net cash used in investing activities was $28,155 for the year ended December 31, 2021. Net cash provided in investing activities was $414,699 for the year ended December 31, 2022. The increase in cash in investing activities for 2022 was primarily due to the Company’s return on investments in the money market.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $109.9 million, $4.7 million and $10.7 million for the years ended December 31, 2021, 2022 and 2023, respectively, which consisted primarily of net proceeds from the issuance of ADSs from at-the-market offerings for the year ended December 31, 2021 and primarily of net proceeds from the 2023 Private Placement and issuance of ADSs from at-the-market offerings for the year ended December 31, 2023, and loan proceeds from K2 HealthVentures LLC for the year ended December 31, 2021 and 2022. Please refer to the section titled “Item 18. Financial Statements” for more financing information.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of April 12, 2024.

Name	Age	Position(s)
Executive Officers:
Carl Firth, Ph.D.	51	Chief Executive Officer and Director
Alexandre Kaoukhov	49	Chief Medical Officer
Stephen Doyle	51	Chief Business Officer
Kiran Asarpota	45	Chief Operating Officer and Head of Finance
Ben Goodger	61	General Counsel

Non-Executive Directors:
Andrew Howden	65	Chairman
Robert E. Hoffman	58	Director
Neil Graham, M.D., M.P.H., M.B.B.S.	66	Director
Kathleen M. Metters, Ph.D.	67	Director

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

Alexandre Kaoukhov. M.D. has served as our Chief Medical Officer since March 2022. Prior to joining us, Dr. Kaoukhov served as the Senior Vice President, Head of Clinical Development at Bioniz Therapeutics, Inc., a private therapeutics company, from March 2021 to March 2022. Dr. Kaoukhov previously served as Head of Global Development at Almirall, S.A. (Almirall), a public pharmaceutical company listed on the Bolsa de Madrid stock market, from June 2018 to November 2020. Before Almirall, Dr. Kaoukhov spent seven years at Allergan, Inc, a public healthcare company, where he served as Head, Medical Dermatology from April 2014 to 2018 and as Senior Medical Director from 2011 to 2014. Dr. Kaoukhov has also held roles in the research departments of Novartis AG and Galderma S.A. Dr. Kaoukhov holds an M.D. from First Moscow State Medical University and trained in dermatology and conducted clinical research at Hôpital Saint-Louis, Paris.

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

Neil Graham. Dr. Graham has served as a member of our board of directors since February 2021. Dr. Graham has 30 years’ experience in global drug development and commercialization. Currently, Dr. Graham serves as a Director on the Board of Allakos Inc. and Zura Bio Ltd. Previously, Dr. Graham served as a non-executive director of Pharmaxis from 2020 to 2023, VP of Strategic Program Direction, Immunology and Inflammation at Regeneron Pharmaceuticals, Inc., from 2010 to 2020 and SVP, Program and Portfolio Management, at Vertex Pharmaceuticals from 2007 to 2010. Dr. Graham also held roles as SVP at Vertex Pharmaceuticals, CMO at Trimeris Inc. and XTL Biopharmaceuticals and Director of HIV Medical Affairs at Glaxo Wellcome. Dr. Graham began his career as Associate Professor of Epidemiology and Medicine, Johns Hopkins Bloomberg School of Public Health MD, MPH, MBBS from the University of Adelaide.

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

B.
Compensation.

Compensation of Executive Officers and Directors

Incentive Compensation

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our executive officers for services in all capacities was $5,512,479. For the year ended December 31, 2023, the aggregate compensation accrued or paid to non-employee directors for services in all capacities was $280,417.

We did not set aside or accrue any amounts for pension, retirement or similar benefits to members of our board of directors or executive officers in the year ended December 31, 2021, 2022 and 2023.

We maintain the Senior Management Team (SMT) Long Term Incentive Plans (LTIP), pursuant to which bonus entitlement unit awards were granted in 2017, 2018 and 2019. For more information on our LTIPs, see the discussion below under “—Compensation Plans—2017, 2018 and 2019 SMT LTIPs.” During the years ended December 31, 2021, 2022 and 2023, we had no awards granted under LTIP.

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

Option Grants

We have made grants of options to our employees pursuant to our 2014 Employee Share Option Scheme Plan (the 2014 Plan) and our 2017 Employee Share Option Plan (the 2017 Plan). Options granted pursuant to the 2014 Plan are either vested in full as of the date of grant or are 25% vested as of the date of grant, with the remaining 75% vesting in equal annual installments over the three years following the date of grant. Options granted pursuant to the 2017 Plan vest in full upon the two-year anniversary of the date of grant. On December 10, 2020, the Board approved the 2020 EIP. The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 827,079 ADSs) of the Company, each ADS representing twenty-five ordinary shares. Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of our ADSs.

Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination. Options will be adjusted to account for any changes in capitalization or certain other corporate events and are not transferable (but may be exercised by the individual’s heirs in the case of death, to the extent vested at the time of death).

SMT LTIPs

During the year ended December 31, 2023, we had no performance based compensation programs.

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

2023 Director Compensation Table

The following table sets forth information regarding the compensation paid to our non-executive directors for service on our Board during the year ended December 31, 2023.

Name	Fees Earned in Cash	All Other Compensation	Total
Andrew Howden	$92,375	$—	$92,375
Robert E. Hoffman	$63,250	$—	$63,250
Neil Graham	$66,292	$—	$66,292
Kathleen Metters	$58,500	$—	$58,500

Grants of Share Options to Non-Executive Directors

The following table also summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our non-executive directors for service on our Board.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option	Number of Equivalent ADSs Underlying Stock Option	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Andrew Howden	December 15, 2020	375,000	15,000	$2.60	December 15, 2030
	January 1, 2022	187,500	7,500	$2.60	January 1, 2032
	January 1, 2023	187,500	7,500	$1.80	January 1, 2033
	January 1, 2024	375,000	15,000	$0.52	January 1, 2034
Robert E. Hoffman	December 15, 2020	375,000	15,000	$2.60	December 15, 2030
	January 1, 2022	187,500	7,500	$2.60	January 1, 2032
	January 1, 2023	187,500	7,500	$1.80	January 1, 2033
	January 1, 2024	375,000	15,000	$0.52	January 1, 2034
Neil Graham	February 22, 2021	375,000	15,000	$2.60	February 22, 2031
	January 1, 2022	187,500	7,500	$2.60	January 1, 2032
	January 1, 2023	187,500	7,500	$1.80	January 1, 2033
	January 1, 2024	375,000	15,000	$0.52	January 1, 2034
Kathleen M. Metters	March 22, 2021	375,000	15,000	$2.60	March 22, 2031
	January 1, 2022	187,500	7,500	$2.60	January 1, 2032
	January 1, 2023	187,500	7,500	$1.80	January 1, 2033
	January 1, 2024	375,000	15,000	$0.52	January 1, 2034

Grants of Share Options to Executive Officers

The following table summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our executive officers.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option Scheme	Number of Equivalent ADSs Underlying Stock Option Scheme	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Carl Firth, Ph.D.	July 1, 2014	300,000	12,000	$17.00	July 1, 2024
	July 1, 2015	150,000	6,000	$17.00	July 1, 2025
	July 1, 2015	1,050,000	42,000	$23.50	July 1, 2025
	July 1, 2016	300,000	12,000	$28.25	July 1, 2026
	December 15, 2020	1,150,500	46,020	$2.60	December 15, 2030
	December 15, 2020	5,169,245	206,770	$2.60	December 15, 2030
	January 1, 2022	3,487,250	139,490	$2.60	January 1, 2032
	January 1, 2023	3,487,250	139,490	$1.80	January 1, 2033
	May 1, 2023	6,500,000	260,000	$4.15	May 1, 2033
	January 1, 2024	4,841,252	193,650	$0.52	January 1, 2034
Kiran Asarpota	July 1, 2014	60,000	2,400	$17.00	July 1, 2024
	July 1, 2015	40,000	1,600	$17.00	July 1, 2025
	July 1, 2015	40,000	1,600	$23.50	July 1, 2025
	July 1, 2016	120,000	4,800	$28.25	July 1, 2026
	December 15, 2020	180,000	7,200	$2.60	December 15, 2030
	December 15, 2020	2,481,235	99,249	$2.60	December 15, 2030
	January 1, 2022	1,046,175	41,847	$2.60	January 1, 2032
	January 1, 2023	1,046,175	41,847	$1.80	January 1, 2033
	May 1, 2023	2,000,000	80,000	$4.15	May 1, 2033
	January 1, 2024	1,452,376	58,095	$0.52	January 1, 2034
Ben Goodger	July 1, 2016	276,000	11,040	$28.25	July 1, 2026
	December 15, 2020	2,481,250	99,250	$2.60	December 15, 2030
	January 1, 2022	1,046,175	41,847	$2.60	January 1, 2032
	January 1, 2023	1,046,175	41,847	$1.80	January 1, 2033
	May 1, 2023	375,000	15,000	$4.15	May 1, 2033
	January 1, 2024	1,452,376	58,095	$0.52	January 1, 2034
Stephen Doyle	December 15, 2020	2,481,250	99,250	$2.60	December 15, 2030
	January 1, 2022	1,046,175	41,847	$2.60	January 1, 2032
	January 1, 2023	1,046,175	41,847	$1.80	January 1, 2033
	May 1, 2023	375,000	15,000	$4.15	May 1, 2033
	January 1, 2024	1,452,376	58,095	$0.52	January 1, 2034
Alexandre Kaoukhov	July 1, 2022	3,500,000	140,000	$2.50	July 1, 2032
	January 1, 2023	1,394,900	55,796	$1.80	January 1, 2033
	January 1, 2024	1,936,501	77,460	$0.52	January 1, 2034

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

2017 Employee Share Option Plan

We maintain the 2017 Plan, pursuant to which we may grant share options. The 2017 Plan became effective on September 13, 2017, and has a term of ten years. Awards under the 2017 Plan may be granted to our employees. The maximum aggregate number of shares that may be issued under the plan is 1,000,000 ordinary shares (an equivalent of 40,000 ADSs, each representing twenty-five ordinary shares).

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

The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 827,079 ADSs, each representing twenty-five ordinary shares). No more than 62,030,922 ordinary shares (an equivalent of 2,481,237 ADSs) may be issued under the 2020 EIP upon the exercise of options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may determine prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.

In connection with the approval of the 2020 EIP, the Board determined that there would be no increase as from January 1, 2021. As from January 1, 2022 and January 1, 2023, there was an options increase of 13,948,935 ordinary shares (an equivalent of 557,958 ADSs), which represents 4% of the total outstanding ordinary shares as of December 31, 2021 and December 31, 2022.

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

Board Diversity Matrix (As of April 12, 2024)
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

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics (Code of Business Conduct and Ethics) that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. Our Code of Business Conduct and Ethics is applicable to both our directors and employees.

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

D.
Employees.

As of December 31, 2023, we had 35 full-time employees. Of these, 17 were engaged in full-time research and development and 18 were engaged in full-time general and administrative functions. By geography, 20 of our employees are located in Singapore, 14 are located in the United States and one is located in the United Kingdom.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders.

The following table sets forth, as of April 1, 2024, information with respect to the beneficial ownership of our ordinary shares (or equivalent number of ADSs) by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares (or equivalent number of ADSs);
•
each of our executive officers and directors; and
•
all of our executive officers and directors as a group.

Percentage ownership calculations are based on 565,670,340 ordinary shares outstanding as of April 1, 2024.

As of April 1, 2024, to the best of our knowledge, approximately 554,244,335 ordinary shares (including ordinary shares in the form of ADSs), or approximately 98% of our outstanding ordinary shares, were held by one shareholder of record in the United States, which is JPMorgan Chase Bank N.A., our depositary. The actual number of holders is greater than this number of record holder and includes beneficial owners whose ordinary shares (including ordinary shares in the form of ADSs) are held in street name by brokers and other nominees. This number of holder of record also does not include holders whose shares may be held in trust by other entities.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Equivalent Number of ADSs beneficially owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Entities affiliated with BVF Partners L.P.(2)	59,909,094	2,396,364	9.99%
Entities affiliated with Lind Global Fund II LP(3)	31,250,000	1,250,000	5.52%
Executive Officers and Directors:
Carl Firth(4)	16,610,267	664,411	2.87%
Kiran Asarpota(5)	4,529,676	181,187	*
Ben Goodger(6)	3,941,705	157,668	*
Alexandre Kaoukhov(7)	2,462,785	98,511	*
Stephen Doyle(8)	3,595,685	143,827	*
Robert E. Hoffman(9)	892,188	35,688	*
Andrew Howden(10)	1,801,503	72,060	*
Neil Graham(11)	687,500	27,500	*
Kathleen Metters(12)	679,688	27,188	*
All current executive officers and directors as a group (9 persons)(13)	35,200,997	1,408,040	5.91%

* Represents beneficial ownership of less than one percent.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include securities issuable upon the exercise of options or warrants that are immediately exercisable or exercisable within 60 days of April 1, 2024. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of such person, we deemed ordinary shares issuable upon the exercise of options or warrants as beneficially owned by such selling person to the extent such options or warrants are exercisable within 60 days of April 1, 2024. We did not deem such ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
(2)
Information reported is based solely on a Schedule 13G/A filed by Biotechnology Value Fund, L.P. and other reporting persons affiliated with BVF Partners L.P. with the SEC on February 14, 2024. The number of ordinary shares beneficially owned is limited by beneficial ownership limitations applicable to certain warrants held by the reporting persons which limit the number of shares such reporting persons can beneficially own to a maximum of 9.99% of our outstanding ordinary shares. The business address of Biotechnology Value Fund, L.P. and such other reporting persons is 44 Montgomery St., 40th Floor, San Francisco, California 94104.
(3)
Information reported is based solely on a Schedule 13G filed by Lind Global Fund II LP and other reporting persons affiliated with Lind Global Fund II LP. with the SEC on March 19, 2024. The number of ordinary shares beneficially owned is limited by beneficial ownership limitations applicable to certain warrants held by the reporting persons which limit the number of shares such reporting persons can beneficially own to a maximum of 4.99% of our outstanding ordinary shares. The business address of Lind Global Fund II LP and such other reporting persons is 444 Madison Ave, Floor 41 New York, NY 10022.
(4)
Consists of (i) 3,407,340 ordinary shares held by Dr. Firth; (ii) 13,114,431 ordinary shares issuable upon the exercise of share options granted to Dr. Firth that are exercisable within 60 days of April 1, 2024; and (iii) 88,496 ordinary shares held by Dr. Firth’s spouse.
(5)
Consists of (i) 115,871 ordinary shares (including 28,875 ordinary shares represented by 1,155 ADSs) held by Mr. Asarpota; and (B) 4,413,805 ordinary shares issuable upon the exercise of share options granted to Mr. Asarpota that are exercisable within 60 days of April 1, 2024.
(6)
Consists of (i) 132,000 ordinary shares (including 4,000 ordinary shares represented by 160 ADSs) held by Mr. Goodger; and (ii) 3,809,705 ordinary shares issuable upon the exercise of share options granted to Mr. Goodger that are exercisable within 60 days of April 1, 2024.
(7)
Consists of 2,462,785 ordinary shares issuable upon the exercise of share options granted to Dr. Kaoukhov that are exercisable within 60 days of April 1, 2024.
(8)
Consists of (i) 61,980 ordinary shares held by Mr. Doyle; and (ii) 3,533,705 ordinary shares issuable upon the exercise of share options granted to Mr. Doyle that are exercisable within 60 days of April 1, 2024.

(9)
Consists of (i) 150,000 ordinary shares represented by 30,000 ADSs held by Mr. Hoffman; and (ii) 742,188 ordinary shares issuable upon the exercise of share options granted to Mr. Hoffman that are exercisable within 60 days of April 1, 2024.
(10)
Consists of (i) 439,510 ordinary shares held by Mr. Howden; (ii) 619,805 ordinary shares held by JANK Howden Pty. Ltd. over which Mr. Howden holds sole voting power; and (iii) 742,188 ordinary shares issuable upon the exercise of share options granted to Mr. Howden that are exercisable within 60 days of April 1, 2024.
(11)
Consists of 687,500 ordinary shares issuable upon the exercise of share options granted to Dr. Graham that are exercisable within 60 days of April 1, 2024.
(12)
Consists of 679,688 ordinary shares issuable upon the exercise of share options granted to Dr. Metters that are exercisable within 60 days of April 1, 2024.
(13)
Consists of the shares referenced in footnotes (4) through (12) above.
B.
Related party transactions.

Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

2023 Private Placement

On February 24, 2023, we entered into a Unit Purchase Agreement (the Purchase Agreement), with fund entities affiliated with BVF Partners L.P. (collectively, BVF), Tang Capital Partners, LP, a greater than 5% shareholder, and the other purchasers named therein (collectively, the Purchasers), pursuant to which we agreed to sell to the Purchasers, in a private placement offering, an aggregate of (i) 112,359,550 ordinary shares, which includes (ii) pre-funded warrants exercisable for ordinary shares (Pre-Funded Warrants), to purchase twenty-five ordinary shares, represented by our ADSs, at a purchase price of $0.178 per ordinary share (or the equivalent of $4.45 per ADS) and $4.4475 per Pre-Funded Warrant (the 2023 Private Placement). The 2023 Private Placement closed on February 27, 2023 and resulted in gross proceeds to us of approximately $20.0 million.

As part of the 2023 Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 11,061,823 ADSs (or Pre-Funded Warrants exercisable for ADSs). The first tranche of warrants is comprised (i) 50% of warrants that were exercisable upon issuance and until 60 days after the public announcement of our topline data from our TREK-AD Phase 2b clinical trial investigating eblasakimab in AD (the eblasakimab announcement) at an exercise price of $6.50 per ADS, and (ii) 50% of warrants which could only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $6.50 and a 50% discount to the ADSs’ ten-day volume‐weighted average price (VWAP) measured across a specified period after the eblasakimab announcement. The first tranche of warrants has now expired. The second tranche of warrants is similarly comprised (i) 50% of warrants that are exercisable upon issuance until 60 days after the public announcement of topline interim data from our planned Phase 2 proof of concept trial investigating farudodstat (the farudodstat announcement) at an exercise price of $8.15 per ADS, and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $8.15 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (collectively, the Tranche Warrants). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all outstanding Tranche Warrants are fully-exercised, we would receive an additional $80.0 million in gross proceeds.

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

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. In addition, we are not permitted to dispose of our assets pursuant to the terms of the K2HV Facility without the prior consent of K2HV except for Permitted Transfers (as defined in the K2HV Facility). Further the K2HV loan agreement contains terms prohibiting or limiting the amount of dividends that may be declared or paid on our ADSs or ordinary shares.

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

B.
Significant Changes.

Not applicable.

Item 9. The Offer and Listing

A.
Offer and Listing Details.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN”. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares traded on the TPEx under “6497” from June 1, 2017 to August 25, 2020. Prior to June 7, 2017, there was no public trading market for our ordinary shares. On September 29, 2022 we transferred from The Nasdaq Global Market to The Nasdaq Capital Market and began trading our ADSs under the same trading symbol “ASLN”.

B.
Plan of Distribution.

Not applicable.

C.
Markets.

Our ADSs began trading on The Nasdaq Global Market on May 4, 2018 under the trading symbol “ASLN”. On September 29, 2022, we transferred to The Nasdaq Capital Market and continued trading under the same trading symbol “ASLN”.

D.
Selling Shareholders.

Not applicable.

E.
Dilution.

Not applicable.

F.
Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.
Share Capital.

Not applicable.

B.
Memorandum and Articles of Association.

Twelfth Amended and Restated Memorandum and Articles of Association

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

K2 Loan Agreement, Warrant and Participation Rights

In connection with the closing of the Loan Agreement with K2HV, we issued a warrant, as amended on June 30, 2023, to purchase ordinary shares (K2 Warrant) to K2 HealthVentures Equity Trust LLC. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate outstanding principal amount of the term loans funded to us divided by (ii) the warrant price of $0.1447 per share (subject to adjustment as provided therein). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. In addition, subject to compliance with applicable securities laws (including any holding period requirements), we are required to use commercially reasonable efforts to facilitate and take all other actions required to enable the deposit of any or all of the ordinary shares exercisable under the Warrant with our depositary for the issuance of American Depositary Shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The K2 Warrant also provides for automatic cashless exercise or assumption as a result of certain transactions involving a merger, acquisition or sale of the company, as set forth in the K2 Warrant.

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

Preference Shares

Pursuant to our Articles, we may issue shares with rights which are preferential to those of ordinary shares issued by us with the approval of our board of directors and with the approval of a special resolution. Our Articles must be amended by special resolution to provide for such preference shares.

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

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

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

Except in respect of the inspection of a Company’s Register of Directors upon payment of a fee at the Registrar of Companies in the Cayman Islands by any person, shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the register of mortgages or charges) of the company. However, these rights may be provided in the company’s articles of association.

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

2021 Loan Guaranty and Security Agreement

In July 2021 we entered into a loan agreement with K2 HealthVentures LLC (K2HV) and certain parties related to K2HV, pursuant to which K2HV agreed to provide a four-year loan facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. Borrowings under the K2HV Facility are secured with a pledge of the borrower’s equity interests in subsidiaries and collateral over all of our cash, goods, and other personal property, with the exception of (i) under the K2HV Facility agreement prior to subsequent amendment, our registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) our equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. Borrowings under the K2HV Facility can be used to advance the clinical development of eblasakimab, farudodstat, and general corporate purposes. Interest on the loan is computed at a variable annual rate equal to the greater of (i) eight and one-quarter of one percent (8.25%), and (ii) the sum of (A) the prime rate, as noted in The Wall Street Journal, Money Rates section plus (B) five percent (5%), and is payable on a monthly basis. Amounts outstanding can be voluntarily prepaid. Under the K2HV Facility, we may not without the permission of K2HV incur any further indebtedness other than Permitted Indebtedness (as defined in the K2HV loan agreement). Under the K2HV Facility, we are subject to customary reporting and restrictive covenants. If an event of default occurs, K2HV can terminate the commitment under the K2HV Facility and accelerate all amounts outstanding.

On June 30, 2023, the parties entered into a First Amendment to the K2HV Facility (Loan Amendment) with K2HV to, among other things, extend the interest-only period under the K2HV Facility to November 1, 2023, February 1, 2024 or August 1, 2024, dependent on the Company’s achievement of certain milestones.

On December 6, 2023, we entered into an amendment (Second Amendment) of K2HV Facility pursuant to which K2HV agreed to extend the period under the K2HV Facility in which the Company is not required to make payments with respect to the outstanding principal amount (during which period interest payments continue to become due and payable in accordance with the terms of the K2HV Facility). The first date from which the Company is required to make monthly payments of principal is now January 1, 2025. In addition, pursuant to the Second Amendment, (i) the Company made a payment of $12.0 million to the administrative agent, which has been applied to the outstanding principal under the Loan Agreement (Prepayment) and (ii) the lenders and the administrative agent waived a prepayment fee of 2.0% that otherwise would have been required under the Loan Agreement with respect to the Prepayment. After giving effect to the Prepayment, $13.0 million of principal will remain outstanding under the loan Agreement. In connection with the Second Amendment, K2HV received a lien on certain intellectual property owned by the Company, subject to customary exceptions.

D.
Exchange Controls.

Except as otherwise indicated, there are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs.

Except as otherwise indicated, there are no governmental laws, decrees, regulations or other legislation in the ROC that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our income and the estimated value and composition of our assets, we believe we were not a PFIC for the taxable year ended December 31, 2023. However, because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares, which may fluctuate considerably, we have been a PFIC in prior taxable years and may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status in our current taxable year or in any prior or future taxable year.

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

Our ADSs will be marketable stock as long as they remain listed on The Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares or ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares or ADSs.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares or ADSs. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares or ADSs.

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

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein. While we are seeing, and expect to continue to see, record inflation due to, among other things, geopolitical and macroeconomic events, such as the ongoing military conflict between Ukraine and Russia and in the Middle East and related sanctions, and bank failures, as of December 31, 2023, we do not expect anticipated changes in inflation to have a material effect on our business, financial condition or results of operations for future reporting periods.

A.
Foreign Currency Exchange Risk.

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

The significant financial assets and liabilities denominated in foreign currencies as of December 31, 2023 were as follows:

	December 31, 2023
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	SG$	2,825,324	0.7577	US$	2,140,748

Financial liabilities

Monetary items
SGD	SG$	18,232,233	0.7577	US$	13,814,563

A hypothetical rate change of 5% is used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. Based on outstanding foreign currency-denominated monetary items, a 5% weakening of the U.S. dollar against the Singapore dollar would result in a $0.58 million increase to net loss and decrease to equity.

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

If interest rates had been 100 basis points higher and all other variables were held constant, our pre-tax loss for the years ended December 31, 2022 and 2023 would have increased around by $69,596 and $265,989, respectively.

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

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

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

To the extent we have provided the depositary with at least 35 days’ notice of a proposed meeting, the notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and the depositary does not receive instructions on a particular agenda item from a ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for The Depository Trust Company) in a timely manner, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the shares represented by their ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares and (2) we have provided the depositary with an opinion of our counsel, in form and substance satisfactory to the depositary, confirming that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands laws, rules, regulations or permits, (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands laws, rules and regulations, and (d) the granting of such discretionary proxy will not under any circumstances result in the ADSs being treated as assets of the depositary under Cayman Islands laws, rules or regulations.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A.
Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Operating Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15I and 15d-15(e)) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Operating Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.
Attestation Report of the Registered Public Accounting Firm.

Our independent registered public accounting firm has issued an attestation report on management’s assessment of our internal control over financial reporting (refer to the financial statements beginning on page F-4 of this Annual Report).

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our Audit Committee is comprised of three of our non-executive directors, Mr. Howden, Mr. Hoffman and Dr. Graham. The audit committee consists exclusively of “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Mr. Hoffman serves as chair of this committee. Our Board has determined that Mr. Hoffman is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics.

We have adopted a code of business conduct and ethics (Code of Business Conduct and Ethics) that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We have posted a copy of our Code of Business Conduct and Ethics on our website at ir.aslanpharma.com/corporate-governance/highlights. We undertake to provide a copy of this code without charge upon request. Please direct all requests to contact@aslanpharma.com. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website and approve by board of directors. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. See “Item 6.C. Board Practices — Code of Business Conduct and Ethics” for more information.

Item 16C. Principal Accountant Fees and Services.

The table below summarizes the fees that we paid for services provided by Deloitte & Touche LLP (PCAOB ID Number: 1046) and its affiliated firms (Deloitte Entities) for the years ended December 31, 2022 and 2023. All audit and non-audit services provided by Deloitte & Touche LLP were pre-approved by our audit committee paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, entitled “Audit Committee Administration of the Engagement”.

	Year Ended December 31,
Fee Category	2022	2023
	(in thousands)
Audit fees	$431	$583
Audit-related fees	257	117
Tax fees	9	9
All other fees	—	—
Total	$697	$709

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

Audit-related fees. Audit-related fees included fees for comfort letter on our current and historical financial information included in our SEC registration statements in connection with our supplementary public offering on the Nasdaq Capital Market.

Tax fees. Tax fees consisted of fees relating to tax compliance services and advice relating to the company’s assessment of its passive foreign investment status.

The 2023 principal accountant fees included the service from Deloitte & Touche LLP.

All other fees.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to our company provided by Deloitte & Touche LLP during the last fiscal year have been approved by the audit committee.

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

Item 16G. Corporate Governance.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC (Nasdaq), we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following exemptions afforded to foreign private issuers:

•
We do not intend to follow Nasdaq Rule 5620, which requires that we hold an annual general meeting of shareholders and that we provide notice thereof to Nasdaq. Such annual general meeting requirement is not required under Cayman Islands law nor our Twelfth Amended and Restated Memorandum and Articles of Association, and instead our board of directors may convene an annual general meeting of shareholders at its discretion.
•
We do not intend to follow certain provisions of Nasdaq Rule 5635, which requires shareholder approval for certain issuances of our securities, including: (a) issuances where the issued common stock will equal 20% or more of the number of shares of common stock or voting power outstanding before the issuance, except if the issuance is (i) a public offering or (ii) at a price not less than the greater of the book value, or the market value, of the stock; (b) issuances in connection with a stock option or purchase plan to be established or materially amended to which stock may be acquired by officers, directors, employees, or consultants; and (c) issuances in connection with the acquisition of the stock or assets of another company that, on issuance, will equal 20% or more of the number of shares or voting power outstanding before such issuance. Such shareholder approval requirements are not required under Cayman Islands law nor our Twelfth Amended and Restated Memorandum and Articles of Association, and instead our board of directors may decide to proceed with issuances under (a), (b) or (c), in its sole discretion, or if our board of directors so chooses, it may receive prior approval from our shareholders by ordinary resolution.

•
We do not intend to follow Nasdaq Rule 5640, which requires that voting rights of existing shareholders of publicly traded registered common stock cannot be disparately reduced or restricted through any corporate action or issuance. Such voting rights are not required under Cayman Islands law nor our Twelfth Amended and Restated Memorandum and Articles of Association, and instead we may issue shares with rights which are preferential to those of our currently issued ordinary shares, and the rights of such preferred shares may include the order of, or restriction on, the voting rights of the holders thereof. Notwithstanding the foregoing, our Twelfth Amended and Restated Memorandum and Articles of Association provide that the rights attached to any such class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting. However, our Twelfth Amended and Restated Memorandum and Articles of Association further provide that the rights conferred upon the holders of shares shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity.

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, sensitive information related to our clinical trials, and personal information of our employees (“Information Systems and Data”).

The Company’s Information Technology Manager (“IT Manager”), with assistance from legal and our third-party cybersecurity vendors, helps identify, assess, and manage the Company’s cybersecurity threats and risks. Together, they identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, manual tools, analyzing reports of certain threats and actors, conducting scans of certain threat environments, evaluating our and our industry’s risk profile, evaluating certain threats reported to us, and conducting vulnerability assessments to identify certain vulnerabilities.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, an incident response plan, incident detection and response tools, risk assessments, access controls, employee training, and monitoring of certain systems.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, cybersecurity risk is addressed as a component of the Company’s enterprise risk management program and we have established a Cybersecurity Incident Management Team (CSI Team), responsible for evaluating material risks from cybersecurity threats against our overall business objectives and reporting to the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms, including legal counsel and certain cybersecurity service providers. We use third-party service providers to perform a variety of functions throughout our business. For example, our IT services are cloud-based and we have no on-premises equipment. Therefore, we rely on third-party service providers such as cloud providers and hosting companies, as well as other third-party service providers, such as contract research organizations and contract manufacturing organizations. We have processes in place for choosing and assessing certain third-party service providers to manage cybersecurity risks associated with our use of these providers.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including “If our information technology systems or those of third parties upon which we rely, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.”

Governance

Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. The board of directors is responsible for overseeing Company’s cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including the Chief Executive Officer (“CEO”), General Counsel, Chief Operating Officer (“COO”) and IT Manager. The IT Manager, who reports to the COO, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. The COO is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

The board receives periodic reports from the COO concerning the Company’s significant cybersecurity threats and risks and the processes the Company has implemented to address them. The board also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17. Financial Statements

See pages F-1 through F-48 of this Annual Report on Form 20-F.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Twelfth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.	6-K	001-38475	99.1	01/24/2024

2.1	Form of Amended and Restated Deposit Agreement.	F-6EF	333-248632	EX-99.A	09/04/2020

2.2	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement.	F-6 POS	333-224273	EX-99.A(2)	03/03/2023

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).	F-6 POS	333-224273	EX-99.A(2)	03/03/2023

2.4	Warrant to Purchase Ordinary Shares.	6-K	001-38475	4.1	07/14/2021

2.5	Amendment No. 1 to Warrant to Purchase Ordinary Shares.	6-K	001-38475	4.1	07/03/2023

2.6*	Description Of Securities Registered Under Section 12 of the Exchange Act.

2.7	Form of Pre-Funded Warrant.	6-K	001-38475	99.2	02/24/2023

2.8	Form of Tranche 1A Warrant.	6-K	001-38475	99.3	02/24/2023

2.9	Form of Tranche 1B Warrant.	6-K	001-38475	99.4	02/24/2023

2.10	Form of Tranche 2A Warrant.	6-K	001-38475	99.5	02/24/2023

2.11	Form of Tranche 2B Warrant.	6-K	001-38475	99.6	02/24/2023

2.12	Form of Purchase Warrant.	6-K	001-38475	4.1	03/13/2024

4.1†	ASLAN Pharmaceuticals Limited 2014 Employee Share Option Scheme Plan.	F-1	333-223920	10.1	03/26/2018

4.2†	ASLAN Pharmaceuticals Limited 2017 Employee Share Option Plan 1.	F-1	333-223920	10.2	03/26/2018

4.3†	ASLAN Pharmaceuticals Pte. Ltd. 2017 SMT Long Term Incentive Plan.	F-1	333-223920	10.3	03/26/2018

4.4†	ASLAN Pharmaceuticals Limited 2020 Equity Incentive Plan	6-K	001-38475	4.1	12/10/2020

4.5#	License Agreement, dated January 3, 2018, by and between ASLAN Pharmaceuticals Pte. Ltd. and Array BioPharma Inc.	F-1	333-223920	10.4	03/26/2018

4.6#	Amended Development and License Agreement, dated December 21, 2015, by and between ASLAN Pharmaceuticals Pte. Ltd. and Almirall, S.A., as amended.	F-1	333-223920	10.5	03/26/2018

4.7	Open Market Sale AgreementSM, dated October 9, 2020, as amended September 13, 2022, by and among the Registrant and Jefferies LLC.	6-K	001-38475	99.5	10/09/2020

4.8	Amendment No. 1 to the Open Market Sale AgreementSM, dated as of September 13, 2022, by and between the Company and Jefferies LLC	6-K	001-38475	99.1	09/13/2022

4.9	Unit Purchase Agreement, dated February 24, 2023, by and among the Registrant and the Purchasers named therein.	6-K	001-38475	99.1	02/24/2023

4.10†	Form of Indemnity Agreement by and between ASLAN Pharmaceuticals Limited and each director and executive officer.	F-1/A	333-223920	10.9	04/16/2018

4.11+	License Agreement, dated February 27, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.10	04/29/2019

4.12+	License Agreement, dated March 11, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and BioGenetics Co., Ltd.	20-F	001-38475	4.11	04/29/2019

4.13+	Deed of Amendment and Restatement, dated May 31, 2019, by and between ASLAN Pharmaceuticals Pte. Ltd. and CSL Limited.	6-K	001-38475	10.1	06/17/2019

4.14+	Loan, Guaranty, and Security Agreement, dated as of July 12, 2021, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC.	6-K	001-38475	10.1	07/14/2021

4.15	First Amendment to Loan, Guaranty and Security Agreement, dated as of June 30, 2023, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Ptd. Ltd., and K2 HealthVentures LLC.	6-K	001-38475	10.1	07/03/2023

4.16	Second Amendment to Loan, Guaranty, and Security Agreement, dated as of December 6, 2023, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC.	6-K	001-38475	4.1	12/08/2023

4.17*+	Collaborative Development & Commercialisation Agreement, dated June 22, 2023, by and among ASLAN Pharmaceuticals Limited and Zenyaku Kogyo Co., Ltd.

4.18*	First Amendment to Collaborative Development & Commercialisation Agreement, dated January 31, 2024, by and among ASLAN Pharmaceuticals Limited and Zenyaku Kogyo Co., Ltd.

4.19	Form of Securities Purchase Agreement, dated March 12, 2024, by and between the Company and the Purchaser.	6-K	001-38475	10.1	03/13/2024

8.1	Subsidiaries of the registrant.	20-F	001-38475	8.1	03/24/2023

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

97.1*	ASLAN Pharmaceuticals Limited Incentive Compensation Recoupment Policy, adopted March 13, 2024.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

ASLAN Pharmaceuticals Limited

Date: April 12, 2024	By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASLAN Pharmaceuticals Limited and its subsidiaries (the "Company") as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4c to the financial statements, the Company has an accumulated deficit due to recurring losses from operations, and management expects that the Company will incur additional losses that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Going concern is also communicated as a critical audit matter below.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern — Refer to Note 4c to the Financial Statements (also see Going Concern explanatory paragraph above)

Critical Audit Matter Description

As described above and in Note 4c to the financial statements, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates that will result in continuing negative cash flows from operating activities. The future operations of the Company is dependent on raising additional capital via equity or debt financing or receiving upfront and milestone payments in connection with licensing deals which is subject to negotiation. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.

The principal considerations for our determination that performing procedures related to the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgements and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations. This in turn led to a high degree of auditor subjectivity and judgement to evaluate the audit evidence supporting the going concern conclusions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future cash flows included the following, among others:

•
We tested the effectiveness of controls over management’s forecasts including the review of the inputs and assumptions used in these forecasts.
•
We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.
•
We inquired of management and reviewed board minutes discussions regarding the planned mitigating actions to manage costs and cash flows and assessed whether the mitigating actions were within the Company’s control.
•
We evaluated the reasonableness of the underlying data generated to prepare the forecast and determined whether there was adequate support for the assumptions underlying the forecast.
•
We assessed the appropriateness of the Company’s going concern disclosures included in Note 4c to the financial statements.

/s/ Deloitte & Touche LLP

Singapore
April 12, 2024

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ASLAN Pharmaceuticals Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASLAN Pharmaceuticals Limited and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 12, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Singapore
April 12, 2024

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2023

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2022	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$56,902,077	$21,252,058
Other assets (Note 7)	3,976,350	2,877,934
Total current assets	60,878,427	24,129,992
NON-CURRENT ASSETS
Investments in equity instrument at fair value through other comprehensive income (Notes 9 and 22)	—	235,567
Investment in associate company (Note 11)	8,587	—
Property, plant and equipment, net	43,140	29,268
Right-of-use assets	249,601	229,982
Intangible assets	5,836	1,716
Total non-current assets	307,164	496,533
TOTAL ASSETS	$61,185,591	$24,626,525

LIABILITIES AND EQUITY/(CAPITAL DEFICIENCY)
CURRENT LIABILITIES
Trade payables (Note 12)	$12,784,485	$7,918,607
Other payables (Note 12)	2,325,038	3,081,329
Current borrowings (Notes 13 and 21)	7,748,831	1,800,387
Lease liabilities – current (Note 21)	215,671	226,187
Financial liabilities at fair value through profit or loss (Notes 8, 21 and 22)	90,213	88,394
Total current liabilities	23,164,238	13,114,904
NON-CURRENT LIABILITY
Long-term borrowings (Notes 13 and 21)	29,656,133	24,798,552
Total non-current liability	29,656,133	24,798,552
TOTAL LIABILITIES	52,820,371	37,913,456
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY (Note 14)
Ordinary shares	63,019,962	63,931,993
Capital surplus	223,910,955	243,791,693
Accumulated deficit	(278,386,749)	(321,067,236)
Other reserves	(178,948)	56,619
Total equity attributable to stockholders of the Company	8,365,220	(13,286,931)
NON-CONTROLLING INTERESTS	—	—
Total equity/(Capital deficiency)	8,365,220	(13,286,931)
TOTAL LIABILITIES AND EQUITY/(CAPITAL DEFICIENCY)	$61,185,591	$24,626,525

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2021	2022	2023
NET REVENUE (Note 24)	$—	$—	$12,000,000
COST OF REVENUE	—	—	—
GROSS PROFIT	—	—	12,000,000
OPERATING EXPENSES
General and administrative expenses	(11,825,131)	(9,881,993)	(13,240,218)
Research and development expenses	(22,021,321)	(38,000,494)	(42,495,379)
Total operating expenses	(33,846,452)	(47,882,487)	(55,735,597)
LOSS FROM OPERATIONS	(33,846,452)	(47,882,487)	(43,735,597)
NON-OPERATING INCOME AND EXPENSES
Interest income	219	354,457	404,981
Other income (Note 16a)	1,108,072	386,138	462,321
Gain on dilution of subsidiary and recognition of associate	2,307,735	—	—
Other gains and losses (Note 16b)	1,106,510	(29,583)	3,121,606
Finance costs (Note 16c)	(1,860,954)	(3,675,689)	(4,331,661)
Total non-operating income and expenses	2,661,582	(2,964,677)	(342,753)
Share in losses of associate company, accounted for using equity method (Note 10)	(405,712)	(436,032)	(8,587)
LOSS BEFORE INCOME TAX (Note 16)	(31,590,582)	(51,283,196)	(44,086,937)
INCOME TAX EXPENSES (Note 17)	—	(99,221)	(132,667)
NET LOSS FOR THE YEAR	(31,590,582)	(51,382,417)	(44,219,604)
OTHER COMPREHENSIVE INCOME Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	—	—	235,567
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(31,590,582)	$(51,382,417)	$(43,984,037)
NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(31,321,618)	$(51,382,417)	$(44,219,604)
Non-controlling interests	(268,964)	—	—
	$(31,590,582)	$(51,382,417)	$(44,219,604)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(31,321,618)	$(51,382,417)	$(43,984,037)
Non-controlling interests	(268,964)	—	—
	$(31,590,582)	$(51,382,417)	$(43,984,037)
LOSS PER ORDINARY SHARE (Note 18)
Basic and diluted	$(0.10)	$(0.15)	$(0.11)
LOSS PER EQUIVALENT ADS (Note 18)
Basic and diluted	$(2.40)	$(3.68)	$(2.69)

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	Equity Attributable to Stockholders of the Company
	Ordinary Shares (Note 14)		Capital Surplus (Note 14)
	Number of Ordinary Shares	Amount Par	Ordinary Surplus	Share Options Reserve	Equity Instruments	Other	Total	Accumulated Deficit	Unrealized Valuation (Loss)/Gain on Equity Instrument at Fair Value Through Other Comprehensive Income	Non- controlling Interests	Total Equity/(Capital Deficiency)
BALANCE AT JANUARY 1, 2021	209,675,470	$61,826,237	$115,754,741	$6,406,791	$—	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
Issuance of new share capital (Note 14)	136,412,540	$1,167,371	$100,388,337	$—	$—	$—	$100,388,337	$—	$—	$—	$101,555,708
Transaction costs attributable to the issuance of ordinary shares	—	$—	$(4,576,671)	$—	$—	$—	$(4,576,671)	$—	$—	$—	$(4,576,671)
Exercise of employee share options (Note 19)	590,000	$5,900	$726,976	$(511,166)	$—	$—	$215,810	$—	$—	$—	$221,710
Recognition of employee share options expense by the Company (Note 19)	—	$—	$—	$2,428,128	$—	$—	$2,428,128	$—	$—	$—	$2,428,128
Warrants exercised (Note 14d)	2,045,355	$20,454	$805,346	$—	$—	$—	$805,346	$—	$—	$—	$825,800
Non-controlling interests derecognized due to dilution of subsidiary	—	$—	$—	$—	$—	$—	$—	$—	$—	$(31,717)	$(31,717)
Reclassification of capital reserve to profit or loss	—	$—	$—	$—	$—	$(1,376,349)	$(1,376,349)	—	$—	$—	$(1,376,349)
Net loss for the year ended December 31, 2021	—	$—	$—	$—	$—	$—	$—	$(31,321,618)	$—	$(268,964)	$(31,590,582)
Total comprehensive loss for the year ended December 31, 2021	—	$—	$—	$—	$—	$—	$—	$(31,321,618)	$—	$(268,964)	$(31,590,582)
BALANCE AT DECEMBER 31, 2021	348,723,365	$63,019,962	$213,098,729	$8,323,753	$—	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$—	$57,303,743
BALANCE AT JANUARY 1, 2022	348,723,365	$63,019,962	$213,098,729	$8,323,753	$—	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$—	$57,303,743
Recognition of employee share options expense by the Company (Note 19)	—	$—	$—	$2,443,894	$—	$—	$2,443,894	$—	$—	$—	$2,443,894
Net loss for the year ended December 31, 2022	—	$—	$—	$—	$—	$—	$—	$(51,382,417)	$—	$—	$(51,382,417)
Total comprehensive loss for the year ended December 31, 2022	—	$—	$—	$—	$—	$—	$—	$(51,382,417)	$—	$—	$(51,382,417)
BALANCE AT DECEMBER 31, 2022	348,723,365	$63,019,962	$213,098,729	$10,767,647	$—	$44,579	$223,910,955	$(278,386,749)	$(178,948)	$—	$8,365,220
BALANCE AT JANUARY 1, 2023	348,723,365	$63,019,962	$213,098,729	$10,767,647	$—	$44,579	$223,910,955	$(278,386,749)	$(178,948)	$—	$8,365,220
Issuance of new share capital (Notes 14 and A)	91,203,115	$912,031	$6,769,281	$—	$—	$—	$6,769,281	$—	$—	$—	$7,681,312
Issuance of Pre-Funded Warrant (Notes 14 and A)	—	$—	$—	$—	$8,262,698	$—	$8,262,698	$—	$—	$—	$8,262,698
Issuance of Tranche Warrants (Notes 14 and A)	—	$—	$—	$—	$3,712,402	$—	$3,712,402	$—	$—	$—	$3,712,402
Expiry of Tranche Warrants (Notes 14 and A)	—	$—	$—	$—	$(1,539,117)	$—	$(1,539,117)	$1,539,117	$—	$—	$—
Transaction costs attributable to the issuance of ordinary shares (Note A)	—	$—	$(93,805)	$—	$—	$—	$(93,805)	$—	$—	$—	$(93,805)
Recognition of employee share options expense by the Company (Note 19)	—	$—	$—	$2,769,279	$—	$—	$2,769,279	$—	$—	$—	$2,769,279
Net loss for the year ended December 31, 2023	—	$—	$—	$—	$—	$—	$—	$(44,219,604)	$—	$—	$(44,219,604)
Other comprehensive gain for the year ended December 31, 2023, net of income tax	—	$—	$—	$—	$—	$—	$—	$—	$235,567	$—	$235,567
Total comprehensive loss for the year ended December 31, 2023	—	$—	$—	$—	$—	$—	$—	$(44,219,604)	$235,567	$—	$(43,984,037)
BALANCE AT DECEMBER 31, 2023	439,926,480	$63,931,993	$219,774,205	$13,536,926	$10,435,983	$44,579	$243,791,693	$(321,067,236)	$56,619	$—	$(13,286,931)

The accompanying notes are an integral part of the consolidated financial statements.

Note A: A total of $23,027,787 net proceeds was raised which comprised of $19,994,760 from a private placement (Note 14a) and $3,033,027 from an ATM offering (Note 14c) of which an amount of $3,465,180 was recorded as financial liabilities measured at fair value through profit or loss as at the inception date relating to Tranche 1B & 2B warrants (Note 14a). Included within the private placement is Tranche 1A Warrant of $1,539,897 which lapsed during the year and has been subsequently reclassified from equity instruments to accumulated deficit (Note 14a).

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. Dollars, other than shares or share data, or otherwise noted)

	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(31,590,582)	$(51,283,196)	$(44,086,937)
Adjustments for:
Depreciation expenses	279,660	327,632	344,378
Amortization expenses	2,564	4,120	4,120
Net gain on fair value changes of financial assets and liabilities at fair value through profit or loss	(488,255)	(133,139)	(3,466,999)
Finance costs	1,860,954	3,675,689	4,331,661
Interest income	(219)	(1,312)	(125,825)
Interest income from money market fund	—	(353,145)	(279,156)
Gain on dilution of subsidiary and recognition of associate	(2,307,735)	—	—
Share of loss of associates accounted for using equity method	405,712	436,032	8,587
Compensation costs recognized of share-based payment transactions and long-term incentive plan	2,193,367	1,976,760	2,703,200
Gain on disposal of property, plant and equipment	—	(1,172)	(148)
Unrealized (gain)/loss on foreign exchange, net	(230,619)	88,866	198,842
Gain on lease termination	—	(14,115)	—
Interest accretion income on short-term investment, net of management fee	—	(87,493)	—
Others	—	50,109	—
Changes in operating assets and liabilities
(Increase) Decrease in other assets	(2,490,143)	(357,724)	1,097,877
Increase (Decrease) in trade payables	797,228	9,667,699	(4,865,880)
(Decrease) Increase in other payables	(2,157,966)	41,545	816,241
Decrease in other current labilities	(269,735)	—	—
Cash used in operations	(33,995,769)	(35,962,844)	(43,320,039)
Interest received	219	1,312	125,825
Interest paid	—	(2,338,715)	(3,318,576)
Income tax paid	—	(105,000)	(126,208)
Net cash used in operating activities	(33,995,550)	(38,405,247)	(46,638,998)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(36,448)	(27,111)	(10,781)
Proceeds from disposal of property, plant and equipment	—	1,172	148
Payments for intangible assets	(12,360)	—	—
Decrease in refundable deposits	20,653	—	—
Interest income from money market fund	—	353,145	279,156
Purchase of short-term investments	—	(16,512,507)	—
Proceeds from maturities of short-term investments	—	16,600,000	—
Net cash (used in) from investing activities	(28,155)	414,699	268,523
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	20,000,000	5,000,000	—
Repayment on long-term borrowings	(7,784,087)	—	(12,000,000)
Repayment of the principal portion of lease liabilities	(353,649)	(262,798)	(296,920)
Repayment of the interest portion of lease liabilities	(21,510)	(12,544)	(10,411)
Proceeds from exercise of employee share options	1,047,510	—	—
Proceeds from new shares capital	101,555,708	—	7,681,312
Issuance of Pre-Funded Warrants and Tranche Warrants classified as equity instruments	—	—	11,975,100
Issuance of Tranche Warrants classified as financial liabilities	—	—	3,465,180
Payments for transaction costs attributable to the issuance of ordinary shares	(4,576,671)	—	(93,805)
Net cash from financing activities	109,867,301	4,724,658	10,720,456
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	75,843,596	(33,265,890)	(35,650,019)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	14,324,371	90,167,967	56,902,077
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$90,167,967	$56,902,077	$21,252,058

The accompanying notes are an integral part of the consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Cayman was incorporated in Cayman Islands in June 2014 as the listing vehicle. The Company’s ADSs have been listed on the Nasdaq Global Market or the Nasdaq Capital Market since May 2018.

On September 14, 2022, ASLAN Cayman submitted to the Listing Qualifications Department of Nasdaq an application to transfer the listing of its American Depositary Shares ("ADSs") representing ordinary shares of the Company from the Nasdaq Global Market to the Nasdaq Capital Market. On September 27, 2022, the Company received notice from Nasdaq that its application to transfer listing of its ADSs had been approved. The transfer was effective at the opening of business on September 29, 2022. The Company continues to trade under the symbol "ASLN".

The Company has financed its operations to date primarily through the issuance of common shares or ADSs. The Company has incurred net losses since inception. Please refer to Notes 14 and 25(c) for details of the Company’s fund-raising activities.

2.
APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Company’s board of directors on April 12, 2024.

3.
APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS
a.
In the current year, the Company has applied a number of amendments to IFRS Accounting Standards issued (IFRS Accounting Standards) by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2023. Their adoption has not had any material impact on the disclosure or on the amounts reported in these financial statements.

The application of the Amendments to IAS 1 and IFRS Accounting Standard Practice Statement 2 Disclosure of accounting policies, Amendment to IAS 8 Definition of accounting estimates, IFRS 17 Insurance Contracts and Amendment to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction and International Tax Reform - Pillar Two Model Rules has had no material impact on disclosures or amounts in the Company’s consolidated financial statements.

b.
New and revised IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

New IFRS Accounting Standards	Description
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Agreement
Amendments to IAS 21	Lack of Exchangeability
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback

The Company anticipates that the application of these amendments may have an impact on the consolidated financial statements in future periods and is in the process of assessing the potential impact of these amendments.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES
a.
Statement of compliance

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The accompanying consolidated financial statements have been prepared in conformity with IFRS Accounting Standards issued by the IASB.

b.
Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments and long-term incentive plan payable arising from cash-settled share-based payment arrangements which are measured at fair value.

c.
Going concern

Through December 31, 2023, the Company has an accumulated deficit of $321 million arising from recurring losses from operations and negative cash flows from operating activities. The Company’s activities have been funded primarily through public and private offerings. As the Company is in the clinical research and development phase, it will be seeking future funding based on the requirements of our business operations. The Company intends to continue to explore various means of fundraising to meet our funding requirements to carry out our business operations, such as offerings of ADSs via its at the market offering sales agreement, follow-on offerings of ADSs, venture debt and shareholder loans. It may also use other means of financing such as out-licensing, which is subject to negotiation, to generate revenue and cash. The Company has the ability to exercise discretion and flexibility to deploy our capital resources used in research and development activities according to the amount and timing of the financing activities. In March 2024, the Company raised additional funds of $5.0 million in gross proceeds pursuant to the Securities Purchase Agreement. See Note 25 c) for details.

The Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates that will result in negative cash flows from operating activities. The Company’s current cash resources are not sufficient to complete the research and development activities of all of its therapeutic candidates in the absence of any additional funding. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year and meet its obligations as they become due within one year from the date of this filing. In the absence of additional funding, these conditions and events indicate that there is substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

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

All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

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

e.
Foreign currencies

Both the functional currency and presentation currency of the Company is the U.S. dollar.

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

Intangible assets with indefinite useful lives and intangible assets not yet available are not subject to amortization but are tested annually for impairment or more frequently if there are indicators of impairment. In respect of the impairment indicators, the Company considers both internal and external sources of information to determine whether an asset may be impaired, which may include the significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes with adverse effects in the use of the assets, as well as the internal reporting which indicates the economic performance of an asset is worse than expected. If any such indicators exist, the Company will estimate the recoverable amount of such indefinite-lived intangible asset and compare it with its carrying amount.

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

g.
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

h.
Financial instruments

Financial assets and financial liabilities are recognized when a Company becomes a party to the contractual provisions of the instruments.

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

a)
Measurement categories

Financial assets are classified into the following categories: Financial assets at FVTPL, financial assets at amortized cost and equity instruments at fair value through other comprehensive income (i.e., FVOCI).

i.
Financial assets at FVTPL

Money market funds are classified as FVTPL as they do not meet the conditions to be classified as amortized cost or FVOCI.

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

iii.
Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation as at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments; instead, it will be transferred to retained earnings.

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

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in an equity instrument at FVOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. In contrast, on derecognition of an investment in an equity instrument which the group has elected on initial recognition to measure at FVOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is not reclassified to profit or loss, but is transferred to retained earnings.

2)
Equity instruments

Debt and equity instruments issued by the Company entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by the Company entity are recognized at the proceeds received, net of direct issue costs. Expired equity instruments will be reclassified to accumulated deficit.

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

5)
Derivative financial instruments

Derivatives embedded in non-derivative host contracts that are not financial assets that is within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative; their risks and characteristics are not closely related to those of the host contracts; and the host contracts are not measured at FVTPL. The derivatives are measured at FVTPL (Notes 13(b) and 14(a)).

i.
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

The LTIPs qualify as cash-settled share-based payment transactions. For cash-settled share-based payments, the fair value of the amount payable to beneficiaries in respect of bonus entitlement unit grants, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the beneficiaries become unconditionally entitled to payment. The amount is remeasured at each reporting date and at settlement based on the fair value of the bonus entitlement units. Any changes in the liability are recognized in profit or loss.

Modification of the terms on which equity instruments were granted may have an effect on the expense that will be recorded. In accordance with IFRS 2, modifications also apply to instruments modified after their vesting date. If the fair value of the new instruments is more than the fair value of the old instruments (e.g., by reduction of the exercise price or issuance of additional instruments), the incremental amount is recognized over the remaining vesting period in a manner similar to the original amount. If the modification occurs after the vesting period, the incremental amount is recognized immediately. If the fair value of the new instruments is less than the fair value of the old instruments, the original fair value of the equity instruments granted is expensed as if the modification never occurred.

j.
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

k.
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

Upfront License Fees

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognize revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other distinct performance obligations, the Company uses judgment to assess the nature of the combined performance obligation to determine whether it is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress at the end of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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

Critical judgements and estimation in applying the Company’s accounting policies

Key Sources of Estimation Uncertainty

The below are the critical estimation, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

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

The valuations of the Company’s assets and liabilities that are measured at fair value are sensitive to changes in one or more unobservable inputs which are considered reasonably possible within the next financial year. Further information on the carrying amounts of these assets and the sensitivity of those amounts to changes in significant unobservable inputs are provided in Note 22.

Critical judgements in applying the Company’s accounting policies

The following are the critical judgements, apart from those involving estimations (which are presented separately above), that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Zenyaku agreement (Note 15)

On June 22, 2023, the Company entered into a collaborative, development and commercialization agreement (the “Zenyaku Agreement”) with Zenyaku Kogyo Co., Ltd (“Zenyaku”), which the Company granted Zenyaku the exclusive rights to develop and commercialize eblasakimab in Japan for which a payment of $12 million was received.

Under the terms of the Zenyaku Agreement, the Company will have an option right to buy back the license granted to Zenyaku. The Company has reviewed the buy-back option and determined that costs to buy-back the rights is not currently executable as there is insufficient cash and it will require either a third party global partner or an acquisition by a third party, both of which are not within our control. Accordingly, the contract is accounted for under IFRS 15. Please see note 15 for details of the Company’s material licensing agreements.

6.
CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2022	2023
Cash in hand	$256	$648
Cash in banks	26,456,482	21,251,410
Money market fund	30,445,339	—
	$56,902,077	$21,252,058

Cash and cash equivalents consist of cash, short-term deposits and money market fund in prior year. In February 2022, the Company engaged an asset management bank to obtain better returns on the Company’s cash pursuant to Company’s Investment Policy which is designed to permit the Company to earn an attractive rate and return on its investments while limiting the risk, conserve capital and maintain liquidity. On March 29, 2023, the Company gave notice of termination with the asset management bank and transferred all the money market fund to cash in banks. Subsequently, this money market fund has been liquidated on November 22, 2023.

The Company classified all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents as they were subject to an insignificant risk of changes in value. The money market fund was highly liquid and invested in quality short-term money market instruments and was readily convertible to a known amount of cash that was subject to an insignificant risk of change. The Company discloses gains arising from such investments as cash flows arising from investing activities in the cash flow statement consistently.

7.
OTHER ASSETS

	December 31,	December 31,
	2022	2023
Other receivable	$—	$171,441
Prepayments	$2,942,936	$1,681,465
Refundable deposits	1,033,414	1,025,028
	$3,976,350	$2,877,934

The prepayments are the advanced funds paid to the Company’s contract research organizations (“CROs”) for commencement of the Company’s clinical trials and related preparation work.

The refundable deposits are the receivables due from the Company’s CRO upon the project completion and office deposits refundable in normal course of business. All refundable deposits are current as of December 31, 2022, and 2023.

8.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,	December 31,
	2022	2023
Financial liabilities at fair value through profit or loss (FVTPL)
Derivative financial liabilities – K2HV warrants	$90,213	$87,693
Derivative financial liabilities – Tranche 2B warrants	—	701
	$90,213	$88,394

9.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31,	December 31,
	2022	2023
Financial asset at fair value through other comprehensive income (FVOCI)
Investment in equity instruments at FVOCI - Foreign unlisted ordinary shares	$—	$235,567

In July 2018, the Company acquired ordinary shares of DotBio Pte. Ltd., which were not held for trading. The management believes that to recognize short-term fluctuations in the investments’ fair value in profit or loss would not be consistent with the Company’s purpose of holding the investments. As a result, the Company elected to designate the investments in equity instruments as at FVOCI.

10.
SUBSIDIARIES

			Proportion of Ownership (%)
			December 31
Investor	Investee	Nature of Activities	2022	2023
Subsidiaries
ASLAN Pharmaceuticals Limited ("ASLAN Cayman")	ASLAN Pharmaceuticals Pte. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals (USA) Inc.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Australia Pty Ltd	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Hong Kong Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Hong Kong Limited	ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	New drug research and development	100%	100%

11.
INVESTMENT IN ASSOCIATE COMPANY

As of December 31, 2022, and 2023 the Company's 35% equity holding in Jaguahr Therapeutics Pte. Ltd. was an investment in an associate company and is accounted for using the equity method in the consolidated financial statements.

Summarized financial information of Jaguahr Therapeutics Pte. Ltd. is set out below. The summarized financial information below represents amounts in associate company financial statements prepared in accordance with IFRS Accounting Standards.

	December 31	December 31
	2022	2023
Current asset	$54,906	$192,641
Current liabilities	(30,371)	(543,278)
Equity/(Capital deficiency)	$24,535	$(350,637)

JAGUAHR's loss for the years ended December 31, 2022 and 2023 were $1,245,805 and $375,171 and net cash (outflow)/inflow from operating activities were ($1,329,339) and $137,735 respectively. The Company share in losses of associate amount to $486,141 and $8,587 for the years ended December 31, 2022 and December 31, 2023, and the balance of investment in associate company were $8,587 and $0 as of December 31, 2022 and December 31, 2023, respectively.

12.
TRADE AND OTHER PAYABLES

Trade payables

Trade payables are the amounts billed to the Company by the vendors and suppliers for goods delivered to or services consumed by the Company in the ordinary course of business. As of December 31, 2022, and December 31, 2023, the carrying amounts of those trade payables were $12,784,485 and $7,918,607, respectively and repayable on demand or within the normal credit terms.

Other payables

	December 31,	December 31,
	2022	2023
Payables for cash-settled long-term incentive plan (Note 19)	$234,448	$46,699
Payables for salaries and bonuses	1,375,627	1,748,901
Payables for professional fees	560,578	1,098,536
Others	154,385	187,193
Total other payables	$2,325,038	$3,081,329
Maturity analysis:
On demand or within 1 year	$2,325,038	$3,081,329

13.
BORROWINGS

	December 31,	December 31,
	2022	2023
Unsecured borrowings at amortized cost
Loans from government (a)	$11,855,579	$12,496,831

Secured borrowings at amortized cost
Other long-term borrowings (b)	$25,549,385	$14,102,108

Total borrowings	$37,404,964	$26,598,939

Analyzed as:
Current and repayable on demand or within 1 year	$7,748,831	$1,800,387
Non-current and repayable more than 1 year	$29,656,133	$24,798,552
Total borrowings	$37,404,964	$26,598,939

a.
Loans from government (unsecured)

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million (equivalent to $7,390,655 and $7,509,524 as at December 31, 2022 and 2023 respectively) to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials and accompanied by a positive cash flow situation, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%. As at December 31, 2023 none of its clinical product candidates have commenced Phase 3.

As of December 31, 2022, and December 31, 2023, the amounts of funds disbursed to the Company plus accrued interest were $11,855,579 and $12,496,831, respectively.

b.
Other long-term borrowings (secured)

Loan and Security Agreement with K2 HealthVentures

On July 12, 2021, ASLAN Cayman and ASLAN Pharmaceuticals (USA) Inc. as borrowers entered into a Loan, Guaranty, and Security Agreement (the K2HV Loan Agreement) with K2 HealthVentures LLC (K2HV) as administrative agent, and Ankura Trust Company, LLC as collateral agent, pursuant to which K2HV agreed to provide a four-year facility for up to $45 million (the K2HV Facility). The K2HV Facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million available in tranches subject to certain terms and conditions. Due to the K2 Warrant described below, the fair value of the first tranche loan on July 12, 2021, was $19,311,676. The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus 5.00% or (ii) 8.25% per annum, payable monthly. The Company paid the lenders a one-time $255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, the Company is obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. The Company may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of the Company’s cash, goods and other personal property, with the exception of (i) under the K2HV Loan Agreement prior to amendment, the Company’s own intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) the Company’s equity interests in Jaguahr Therapeutics Pte. Ltd. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the K2HV Loan Agreement.

In connection with the closing of the K2HV Facility, the Company issued a warrant to purchase ordinary shares (the K2 Warrant) to K2HV. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate term loan advances made to the Company from time to time divided by (ii) the warrant price of $0.5257 per ordinary share (an equivalent to $13.1425 per ADS). The K2 Warrant is exercisable until its expiration on July 12, 2031. The total proceeds attributed to the K2 Warrant was approximately $688,324 based on the relative fair value as of the date of the drawdown. As the number of ADS to be issued under the cashless method will continue to vary dependent on the share price of the Company, the K2 Warrants do not meet the equity classification and are classified as financial liabilities at fair value through profit or loss.

In January 2022, the conditions to the second tranche having been satisfied, the Company drew down the second tranche of $5 million in full and the funds were received in February 2022. As a result of the drawdown of the second tranche, the number of ordinary shares exercisable under the K2 Warrant increased to 1,402,891 (an equivalent of 56,116 ADS), based on the 2.95% coverage of the total drawdown facility $25 million, being the aggregate term loan advances at that date, divided by the warrant price of $0.5257 per ordinary share (an equivalent to $13.1425 per ADS).

On June 30, 2023, the Company entered into a First Amendment to the K2HV Loan Agreement (Loan Amendment) with K2HV to, among other things, extend the interest-only period under the K2HV Facility to November 1, 2023, February 1, 2024 or August 1, 2024, dependent on the Company’s achievement of certain milestones. On the same day the K2 warrant price was reduced to $0.1447 per ordinary shares (an equivalent of $3.6175 per ADS). As a result of the warrant price reduction, the number of ADS exercisable under the K2 warrants increased to 203,870 ADS (an equivalent of 5,096,752 ordinary shares).

On December 6, 2023, the Company entered into an amendment (Second Amendment) of K2HV Loan Agreement pursuant to which K2HV agreed to extend the period under the K2HV Facility in which the Company is not required to make payments with respect to the outstanding principal amount (during which period interest payments continue to become due and payable in accordance with the terms of the K2HV Loan Agreement).The period for the Company to make monthly principal repayments is from January 1, 2025 until July 1, 2025, seven months of repayment on the outstanding loan principal of $13 million. In addition, pursuant to the Second Amendment, (i) the Company made a payment of $12.0 million to K2HV on December 2023 which has been applied to the outstanding principal under the K2HV Loan Agreement (Prepayment), (ii) the lenders and the administrative agent waived a prepayment fee of 2.0% that otherwise would have been required under the K2HV Loan Agreement with respect to the Prepayment, and (iii) the collateral was amended so that K2HV received a lien on certain of the Company’s intellectual property, subject to customary exceptions. After giving effect to the Prepayment, $13.0 million of principal will remain outstanding under the K2HV Loan Agreement.

As of December 31, 2023, the Company was in full compliance with the K2HV Loan Agreement and there have been no events of default.

As of December 31, 2023, the fair value of the K2 Warrant was valued to $87,693 with the difference of $2,520 (Note 16(b)) being recorded to the profit or loss. See Note 22 for more detail on assumptions used in the valuation of the K2 Warrant. As of December 31, 2023, K2HV had not exercised any warrants.

14.
EQUITY
a.
Ordinary shares

	December 31,	December 31,	December 31,
	2021	2022	2023
Number of ordinary shares authorized *	500,000,000	500,000,000	1,000,000,000
Authorized par value per share	US$ 0.01	US$ 0.01	US$ 0.01
Number of ordinary shares issued and fully paid	348,723,365	348,723,365	439,926,480
Number of equivalent ADSs issued and fully paid	13,948,935	13,948,935	17,597,059
Amount of share capital par value issued and fully paid	$63,019,962	$63,019,962	$63,931,993
Amount of share capital surplus issued and fully paid	$213,098,729	$213,098,729	$219,774,205

Issuance of new ADS

a)
Private Placement

In February 2021, the Company sold 25,568,180 ordinary shares (an equivalent of 1,022,727 ADSs) in a private placement for net proceeds of approximately $18.0 million pursuant to a securities purchase agreement the Company entered into with the purchasers in the private placement (the Securities Purchase Agreement).

On February 24, 2023, the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) and the other purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers, in a private placement offering, an aggregate of 112,359,550 ordinary shares (an equivalent of 4,494,382 ADSs) , which includes (i) pre-funded warrants (the “Pre-Funded Warrants”) to purchase twenty-five ordinary shares (represented by ADSs) at a purchase price of $0.178 per ordinary share (an equivalent of $4.45 per ADS) and (ii) $4.4475 per Pre-Funded Warrant (or ADS), respectively, which represented a 15% premium to the ADSs’ ten-day volume-weighted average price (“VWAP”) (the “Private Placement”). The Private Placement closed on February 27, 2023 and the Company received gross proceeds of approximately $20.0 million. The Company has issued 59,957,865 ordinary shares (an equivalent of 2,398,315 ADSs) and an additional 52,401,685 ordinary shares (an equivalent of 2,096,067 ADSs) are issuable exercise of the Pre-Funded Warrants.

The Pre-Funded Warrants issued have no expiry date. As the Pre-Funded Warrants would be settled by exchange of a fixed number of 52,401,685 ordinary shares (an equivalent of 2,096,068 ADSs) for a fixed consideration of $5,240, the Pre-Funded Warrants were recognized as equity instruments. The value of the Pre-Funded Warrants was approximately $8,262,698 based on the relative fair value as of the Initial Exercise Date (February 27, 2023) using the binomial model.

As part of the Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 11,061,823 ADSs (or Pre-Funded Warrants). The first tranche of warrants comprised of (i) 50% of warrants that were exercisable upon issuance and until 60 days after the public announcement of the Company’s topline data from its TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the “eblasakimab announcement”) at an exercise price of $6.50 per ADS (the “Tranche 1A Warrants”) and (ii) 50% of warrants that could only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $6.50 and a 50% discount to the ADS VWAP measured across a specified period after the eblasakimab announcement (the “Tranche 1B Warrants”). The second tranche of warrants similarly comprised (i) 50% of warrants exercisable upon issuance until 60 days after the public announcement of topline interim data from the Company’s planned Phase 2 proof of concept trial investigating farudodstat (the “farudodstat announcement”) at an exercise price of $8.15 per ADS (the “Tranche 2A Warrants”) and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $8.15 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (the “Tranche 2B Warrants,” and together with the Tranche 1A Warrants, Tranche 1B Warrants and Tranche 2A Warrants, the “Tranche Warrants”). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all Tranche Warrants are fully exercised, the Company will receive an additional $80.0 million in gross proceeds.

If exercised, the Tranche 1A Warrants and the Tranche 2A Warrants would be settled by issuance of a fixed number of ADSs for a fixed cash consideration upon exercise of the warrants. Hence both Tranche 1A Warrants and Tranche 2A Warrants were recognized as equity instruments and the Tranche 1A Warrants and Tranche 2A Warrants were valued approximately at $1,539,117 and $2,173,285, respectively, based on the relative fair values as of the Initial Exercise Date (February 27, 2023) using the binomial model. On September 4, 2023, Tranche 1A Warrants and Tranche 1B Warrants lapsed. As a result Tranche 1A Warrants of $1,539,117 has been reclassified from equity instruments to accumulated deficit.

The exercise price of the Tranche 1B Warrants and the Tranche 2B warrants is based on the higher of the indicated minimum exercise price and a 50% discount to the ADS VWAP measured across a specified period after the public disclosure of the Company’s topline data from the relevant clinical trial (the Phase 2B trial for eblasakimab in the case of Tranche 1B; and the Phase 2A trial for farudodstat in the case of Tranche 1B). The variable exercise price does not meet the fixed-for-fixed criteria and hence the Tranche 1B Warrants and Tranche 2B Warrants are recognized as financial liabilities. The Tranche 1B Warrants and Tranche 2B Warrants were valued at approximately $1,539,897 and $1,925,283, respectively, based on the relative fair values as of the date of issue (February 27, 2023) using the Monte Carlo model.

As of December 31, 2023, Tranche 1B warrants was valued at nil as it has lapsed and the fair value of the Tranche 2B Warrants was revalued to $701. A fair value valuation gain of $3,464,479 was recognized in the year ended December 31, 2023, and was recorded under other gains and losses. See Note 22 for more detail on assumptions used in the valuation of the Tranche 1B Warrants and Tranche 2B Warrants. As of December 31, 2023, BVF and the other Purchasers had not exercised any warrants.

* On January 24, 2024, the Company held an Extraordinary General Meeting of shareholders to increase authorized share capital. Please refer to Note 25(a) for subsequent event details.

b)
Underwritten public offering

In March 2021, the Company sold 86,250,000 ordinary shares (an equivalent of 3,450,000 ADSs) in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses.

c)
At the market ("ATM") sale agreement

On October 9, 2020, the Company entered into an Open Market Sale Agreement as amended on September 13, 2022 (the ATM Sale Agreement) with Jefferies LLC, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal.

On August 6, 2021, the Company increased the ATM Sale Agreement, with Jefferies LLC whereby in accordance with the revised terms of the ATM Sale Agreement, the Company may offer and sell ADSs having an aggregate offering value of up to $85 million from time to time through Jefferies LLC, acting as sales agent. During the year ended December 31, 2021, the Company has raised net proceeds approximately $14.1 million under ATM Sale Agreement by offering 24,594,360 ordinary shares (an equivalent of 983,774 ADSs).

During the year ended December 31, 2023, the Company had raised net proceeds of approximately $3.0 million under the ATM Sale Agreement by offering 31,245,250 ordinary shares (an equivalent of 1,249,810 ADSs).

d)
Warrants exercised

In 2019, the Company entered into a loan facility with certain existing stockholders/directors, affiliates or affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the October/November 2019 Loan Facility). In connection with the October/November 2019 Loan Facility, the Company issued certain warrants (collectively referred to as the “Warrants”).

At the same time of the repayment in 2021, holders of Warrants amounting to $825,800 of the principal loan amount, exercised and purchased 2,045,355 ordinary shares (representing 81,814 ADSs) at an exercise price of $10.10 per ADS. No more warrants are outstanding under October/November 2019 Loan Facility.

b.
Retained earnings and dividends policy

Under ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman may declare dividends by ordinary resolution of ASLAN Cayman’s board of directors, but no dividends shall exceed the amount recommended by the directors of ASLAN Cayman.

ASLAN Cayman may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of ASLAN Cayman or invested in such investments as the directors of ASLAN Cayman may from time to time think fit. There were no dividends distributed in years 2021, 2022 and 2023.

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

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte and hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of December 31, 2023, the Company did not accrue for the above contingent payments since the milestones have not yet been achieved.

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as eblasakimab) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended on May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialize eblasakimab products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. The Company is also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to the exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to the Company under the amended agreement. As of December 31, 2023, the Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis is still ongoing and the aforementioned milestones have not been met and hence no payment is required to be made. For the years ended December 31, 2022 and 2023, the Company made milestone payments of $1 million and $0 respectively to CSL in fulfilment of our obligation under the CSL agreement to be responsible for payment required to be made by CSL to third party licensors of technology relating to exploitation of the rights subject to the CSL agreement.

Zenyaku Kogyo Co., ltd

On June 22, 2023 (the “Effective Date”), the Company entered into a development and commercialization agreement (the “Zenyaku Agreement”) with Zenyaku Kogyo Co., Ltd. (“Zenyaku”) under which the Company granted Zenyaku the exclusive rights to develop and commercialize eblasakimab in Japan. In return, the Company has received an unconditional right to consideration of $12 million in cash. The Company is eligible to receive future milestone payments of up to $123.5 million, triggered upon achievement of certain clinical, regulatory, and commercial milestones as well as tiered royalties on net sales in Japan. As of December 31, 2023, the $12 million cash payment had been received.

Zenyaku will be solely responsible for all costs related to clinical development and commercialization of eblasakimab in Japan. A joint steering committee has been established between the Company and Zenyaku to oversee and coordinate the overall conduct of such clinical development and commercialization. The Company intend to use the joint steering committee to help assess that the clinical development of eblasakimab in Japan aligns with our overall global development and commercialization strategy and not to direct, nor participate or contribute to such development in Japan.

Under the terms of the Zenyaku Agreement, the Company has an option right to buy back the license granted to Zenyaku. The price is agreed to be equal to the aggregate of (i) all prior amounts paid by Zenyaku to the Company in cash under the agreement multiplied by a factor of 3 if the option is exercised before enrollment of first patient in the Phase 3 study of eblasakimab in Japan or multiplied by a factor of 4 if it is after the enrollment of the aforesaid first patient; and (ii) all accumulated development costs incurred and paid by Zenyaku in connection with the development and commercialization of eblasakimab under the Zenyaku Agreement. In addition, the Company undertake to use commercially reasonable efforts to procure for Zenyaku the right to succeed as Japan licensee for another product of ASLAN’s successor which has been granted marketing approval in Japan, or to be granted co-marketing/promotion rights for such product. If this not possible, despite such commercially reasonable efforts, tiered royalties will be payable to Zenyaku.

The Zenyaku Agreement will continue until the expiration of the royalty term in Japan unless earlier terminated by the parties. Either party may terminate the Zenyaku Agreement for an uncured material breach or bankruptcy of the other party. Zenyaku may also terminate the Zenyaku Agreement at will upon 90 days’ prior written notice.

Under the terms of the Zenyaku Agreement, the Company will have an option right to buy back the license granted to Zenyaku. The Company has reviewed the buy-back option and determined that costs to buy-back the rights is not currently executable as there is insufficient cash and it will require either a third party global partner or an acquisition by a third party, both of which are not within our control. Accordingly, the contract is accounted for under IFRS 15.

The transaction price at the Effective Date of the Zenyaku Agreement was $12 million in cash upfront which was a non-refundable payment. Developmental and regulatory milestones, and the payment for the manufacture and supply of eblasakimab drug product, were not included in the transaction price or recognized as revenue as the Company determined that such revenue is contingent on future events which it is possible may not occur.

Commercial milestones and sales royalties were also excluded and will be recognized when the milestones are achieved or the sales occur in Japan. The performance obligations in the Zenyaku Agreement include the future grant of a license to commercialize eblasakimab until the end of the term, the sharing of certain know how, the sharing of certain clinical and regulatory data, and manufacture and supply of eblasakimab. The Company has determined that the manufacturing and supply was not at a discount and the formulation was also provided to Zenyaku which will allow them to procure it from other sources apart from the Company.

The Company has determined that the license and the know how shared with Zenyaku constitutes functional intellectual property and that revenue relating to this should be recognized at a point in time. Consequently, the Company has determined that it has fulfilled its obligations to Zenyaku when it delivered the know how that will allow Zenyaku to file an investigational new drug application in Japan. The Company delivered this know how in the year ended December 31, 2023, and the $12 million revenue was therefore recognized as revenue in the year ended.

Revenue relating to the manufacture and supply obligations will be recognized when the drug product is delivered.

16.
LOSS BEFORE INCOME TAX
a.
Other income

	For the year ended December 31
	2021	2022	2023
ADS issuance contribution	$1,076,189	$—	$386,908
Government grants for research and development expenditures	—	248,613	73,724
Government subsidies	31,112	29,147	—
Accretion income	—	94,248	—
Others	771	14,130	1,689
	$1,108,072	$386,138	$462,321

ADS issuance contribution is other income received from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary as part of the conversion of ordinary shares to ADS due to the Taiwan delisting in 2020 and issuance of new ADS. As of December 31, 2021 and 2023, the Company recognized a total of $1,076,189 and $386,908 respectively as other income.

Government grants for research and development expenditures relates to a research and development grant of $248,613 and $73,724, approved by the Australian Government during the years of 2022 and 2023 respectively, for research and development activities carried out in Australia.

Government subsidies are reliefs from the Singapore government to support and encourage wage increases, raise employability of older Singaporeans and to help employers retain local employees due to economic uncertainty caused by the COVID-19 pandemic.

b.
Other gains and losses

	For the year ended December 31
	2021	2022	2023
Net foreign exchange (losses) gains	$512,450	$(85,869)	$(332,725)
Gain on disposal of property, plant and equipment	—	1,172	148
Net gain on fair value changes of financial assets and liabilities at fair value through profit or loss (Notes 13(b) and 14(a))	594,046	133,139	3,466,999
Others	14	(78,025)	(12,816)
	$1,106,510	$(29,583)	$3,121,606

c.
Finance costs

	For the year ended December 31
	2021	2022	2023
Interest on government loans	$443,216	$431,052	$442,410
Interest on other long-term borrowing	1,191,381	3,224,369	3,871,299
Interest on loans from shareholders	154,773	—	—
Interest on loans from related parties	50,074	—	—
Interest on lease liabilities	21,510	12,544	13,074
Others	—	7,724	4,878
	$1,860,954	$3,675,689	$4,331,661

d.
Depreciation and amortization

	For the year ended December 31
	2021	2022	2023
Right-of-use assets	$264,804	$308,682	$319,725
Property, plant and equipment	14,856	18,950	24,653
Intangible assets	2,564	4,120	4,120
	$282,224	$331,752	$348,498

e.
Employee benefits expense

	For the year ended December 31
	2021	2022	2023
Short-term benefits	$6,940,900	$8,423,133	$9,622,503
Post-employment benefits	257,128	355,434	415,509
Share-based payments (Note 19)
Equity-settled	2,428,128	2,443,894	2,769,279
Cash-settled	(234,761)	(467,134)	(66,079)
Total employee benefits expense	$9,391,395	$10,755,327	$12,741,212
Employee benefits expense by function
General and administrative expenses	$5,718,646	$5,643,217	$7,148,068
Research and development expenses	3,672,749	5,112,110	5,593,144
	$9,391,395	$10,755,327	$12,741,212

17.
INCOME TAX EXPENSE

Income Tax recognized in Profit or Loss

The tax rate used for the 2023, 2022 and 2021 reconciliations below is the corporate tax rate of 17% payable by corporate entity in Singapore on taxable loss under tax law in that jurisdiction where the Company’s main operation is at Singapore.

	For the year ended December 31
	2021	2022	2023
Current tax expenses
In respect of the current period	$—	$79,379	$113,251
Adjustments for prior periods	—	19,842	19,416
	$—	$99,221	$132,667

	2021	2022	2023
Loss before income tax	$(31,590,582)	$(51,283,196)	$(44,086,937)
Income tax benefits calculated at the statutory rate	$(5,370,399)	$(8,718,143)	$(7,494,779)
Tax effect of income not taxable in determining taxable income	(870,151)	19,769	83,729
Non-deductible expenses in determining taxable income	648,651	361,600	549,230
Tax credits for research and development expenditures	(1,467,816)	(245,802)	(161,510)
Unrecognized loss carry forwards	6,044,928	7,688,535	6,396,624
Tax effect of share of results of associates and joint venture	405,712	74,125	1,460
Effect of different tax rates of group entities operating in other jurisdictions	609,075	917,106	738,497
Adjustments for prior year' tax	—	19,842	19,416
Others	—	(17,811)	—
Income tax expenses recognized in profit or loss	$—	$99,221	$132,667

The accumulated deficits of the Company as of December 31, 2022, and December 31, 2023, were $279 million and $321 million, respectively, among which the majority of the accumulated deficits arose from its main operating entity, ASLAN Pharmaceuticals Pte. Ltd.

ASLAN Pharmaceuticals Pte. Ltd has accumulated unused tax losses of $238 million as of December 31, 2022, and $275 million as of December 31, 2023 available for offset against future profits. Out of the unused tax losses, $77 million and $78 million relates to tax credits for research and development expenditure as of December 31, 2022 and December 31, 2023 respectively. No deferred tax asset has been recognized in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused tax losses can be carried forward indefinitely.

a.
Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.
Singapore

ASLAN Pharmaceuticals Pte. Ltd. is incorporated in Singapore and subject to the statutory corporate income tax rate of 17%. ASLAN Pharmaceuticals Pte. Ltd. has no taxable income for the years ended December 31, 2021, 2022 and 2023, no other provision for income tax is required.

c.
Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the years ended December 31, 2021, 2022 and 2023, and therefore, no provision for income tax is required.

d.
Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the years ended December 31, 2021, 2022 and 2023, and therefore, no provision for income tax is required.

e.
China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the years ended December 31, 2021, 2022 and 2023, and therefore, no provision for income tax is required.

f.
United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. Due to the Research and Development Service Agreement in place between ASLAN Pharmaceuticals (USA) Inc. and its parent company, it has taxable income of $94,487, $377,994 and $531,794 for the years ended December 31, 2021, 2022 and 2023 and no provision for income tax is required as fully paid up.

g.
Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan is subject to the statutory corporate income tax of 20% and the corporate surtax rate of 5%. The Company disposed of ASLAN Pharmaceuticals Taiwan Limited on December 31, 2022.

18.
LOSS PER ORDINARY SHARE

	For the year ended December 31
	2021	2022	2023
Basic and diluted loss per ordinary share	$(0.10)	$(0.15)	$(0.11)
Basic and diluted loss per equivalent ADS	$(2.40)	$(3.68)	$(2.69)

The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the year ended December 31
	2021	2022	2023
Loss used in the computation of basic and diluted loss per ordinary share	$(31,321,618)	$(51,382,417)	$(44,219,604)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	325,684,272	348,723,365	411,242,644
Weighted-average number of equivalent ADS in the computation of basic loss per ADS	13,027,371	13,948,935	16,449,706

19.
SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s 2014 employee share option plan (the “2014 Plan”), qualified employees of the Company and its subsidiaries were granted 7,050,211 options (representing 14,100,422 ordinary shares, an equivalent of 564,017 ADSs) from July 2010 to July 2016. The vesting period is four years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest. Options pursuant to the 2014 plan are also vested in full or forfeited as of December 31, 2022 and 2023.

2014 Plan

Information on employee share options granted from the 2014 Plan is as follows. Each option entitles the holder to subscribe for two ordinary shares of the Company:

	For the Year Ended December 31
	2021		2022		2023
	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price
Balance at January 1	533,629	$17.88	487,829	$17.88	371,569	$22.00
Options expired	—	—	(116,260)	8.38	(48,800)	17.08
Options exercised	(45,800)	5.38	—	—	—	—
Balance at December 31	487,829	17.88	371,569	22.00	322,769	22.74
Options exercisable, end of period	487,829	17.88	371,569	22.00	322,769	22.74

2017 Plan

Under the Company’s 2017 employee share option plan (the “2017 Plan”), qualified employees of the Company and its subsidiaries were granted 825,833 options (representing 825,833 ordinary shares, an equivalent of 33,033 ADS) in September 2017. The vesting period is two years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest. Options granted pursuant to the 2017 Plan are all either vested in full or forfeited as of December 31, 2022 and 2023.

Information on employee share options granted from the 2017 Plan is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company:

	For the Year Ended December 31
	2021		2022		2023
	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price
Balance at January 1	20,048	$31.90	20,048	$31.90	20,048	$31.90
Options forfeited	—	—	—	—	(333)	31.90
Balance at December 31	20,048	31.90	20,048	31.90	19,715	31.90
Options exercisable, end of period	20,048	31.90	20,048	31.90	19,715	31.90

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

Each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for 10 years. No performance conditions were attached to the plan. No more than 62,030,922 ordinary shares (an equivalent of 2,481,237 ADSs) may be issued under the 2020 EIP upon the exercise of options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022, and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may determine prior to January 1 of a given year that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.

In connection with the approval of the 2020 EIP, the maximum number of ordinary shares that may be issued under the 2020 EIP was originally 20,676,974 ordinary shares (an equivalent of 827,079 ADSs). The Board determined that there would be no increase as from January 1, 2021. As from January 1, 2022 and January 1, 2023, there was be an options increase of 13,948,935 ordinary shares (an equivalent of 557,958 ADSs), which represents 4% of the total outstanding ordinary shares as of December 31, 2021 and December 31, 2022.

On December 15, 2020, 764,812 ADSs were granted under the Company’s 2020 EIP. During the year ended December 31, 2021, 56,400 ADSs were granted under the Company’s 2020 EIP, respectively. On January 1, 2022, and on July 1, 2022, 355,030 ADSs and 143,600 ADSs were granted, respectively. On January 1, 2023, on May 1, 2023 and on July 1, 2023, 407,226 ADSs, 370,000 ADSs and 9,600 ADSs were granted, respectively.

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

In July 2022, the Remuneration Committee of the Board noted that the exercise price of options previously granted to certain officers and employees of the Company significantly exceeded the current fair market value of the underlying ADS (the “Underwater Options”). In accordance with its powers authorized under the 2020 EIP, the Remuneration Committee therefore resolved to lower the per ADS exercise price of the Underwater Options, believing this to be in the best interests of the Company and its shareholders to motivate and restore incentives for the holders of the Underwater Options. It thus resolved to amend each Underwater Option to reduce the exercise price of each to $2.60 per ADS for the 2020 EIP, being the Fair Market Value of the Company’s ADSs effective on the closest trading day to the date of the resolution. The incremental fair value of $279,636 has been recognized as an expense over the period from the modification date to the end of vesting period. The expense for the original option grant will be recognized as if the terms had not been modified. The fair value of the modified options was determined using the same models and principles as described below.

Information on employee share options granted under the 2020 EIP is as follows. Each option entitles the holder to subscribe for one ADS of the Company:

	For the Year Ended December 31
	2021		2022		2023
	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price
Balance at January 1	764,812	$10.30	804,312	$2.60	1,154,068	$2.59
Options granted	56,400	16.20	498,630	2.57	786,827	2.93
Options forfeited	(16,200)	10.30	(148,874)	2.60	(11,375)	2.33
Options exercised	(700)	10.30	—	—	—	—
Balance at December 31	804,312	$10.30	1,154,068	$2.59	1,929,520	$2.73
Options exercisable, end of period	299,505	$10.30	408,964	$2.59	803,797	$2.59
Weighted-average fair value of each option granted		$13.15		$2.59		$2.73

Information on outstanding options as of December 31, 2023 is as follows:

	Jul 2014	Jul 2015	Jul 2016	Jul 2017	Dec 2020	Jan - Jul 2021	Jan - Jul 2022	Jan - Jul 2023
Range of Exercise Price	$6.80	$6.80-$9.40	$11.30	$6.40	$2.60	$2.60	$2.50-$2.60	$1.80-$4.15
Weighted- average Remaining Contractual Life (Years)	0.5	1.5	2.5	3.73	6.96	7.21	8.26	9.29

Options granted in the 2014 Plan, the 2017 Plan, and the 2020 EIP were priced using the binomial option pricing model, and the inputs to the model were as follows:

	Jul 2014	Jul 2015	Jul 2016	Jul 2017	Dec 2020	Jan- Jul 2021	Jan- Jul 2022	Jan- Jul 2023
Grant- date share price	$6.80	$9.40	$11.30	$6.40	$11.10	$11.75-$20.60	$2.50-$5.60	$1.80-$4.15
Exercise price	$6.80	$6.80-$9.40	$11.30	$6.40	$2.60	$2.60	$2.50-$2.60	$1.80-$4.15
Expected volatility	50.86%	36.37%	39.34%	38.33%	66.25%	59.99%-64.92%	118.2%-122.1%	118.8% - 133.5%
Expected life (years)	10	10	10	10	5.25 - 7	5.25 - 7	5.25 - 7	5.5-7
Risk-free interest rate	2.58%	2.43%	1.46%	1.10%	3.05%-3.06%	3.05%-3.06%	2.90%-3.06%	3.58%-3.97%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date. The expected life used in the model has been adjusted, based on management’s best estimate.

Compensation costs recognized for the years ended December 31, 2021, 2022 and 2023, were $2,428,128, $2,443,894 and $2,769,279 respectively.

Long Term Incentive Plan

The Company maintains the Senior Management Team (SMT) Long Term Incentive Plans (LTIP), pursuant to which bonus entitlement unit awards were granted in 2017, 2018, and 2019. On August 23, 2017, and February 1, 2018, the Company granted 1,462,000 and 104,000 ordinary shares (an equivalent to 58,480 ADSs and 4,160 ADSs) bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP, respectively. On July 30, 2018, the Company granted 48,228 ADSs bonus entitlement units to the executive officers pursuant to the 2018 LTIP, and on July 30, 2019, the Company granted 98,204 ADSs bonus entitlement units to the executive officers pursuant to the 2019 LTIP.

Upon vesting and redemption, each unit award is converted into a cash payment equal to the number of units multiplied by the per-share fair market value of the Company’s ordinary shares on the day following the Company’s receipt of a redemption notice. The bonus entitlement unit awards granted pursuant to the 2017 LTIP, the 2018 LTIP and the 2019 LTIP are all either vested in full or forfeited as of December 31, 2023.

Up to date, total 56,700 ADSs bonus entitlement units have been forfeited or lapsed and total 62,910 ADSs bonus entitlement units have been redeemed as of December 31, 2023. The quoted fair value on the reporting date is based on the closing price per ADS of $1.80 and $0.52 as of December 31, 2022, and December 31, 2023, respectively.

The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

The Company recognized total benefit of $66,079 in 2023 and recognized total benefits of $234,761, $467,134 and $66,079 in respect of the LTIPs for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022, and December 31, 2023, the Company recognized compensation liabilities of $234,448 and $46,699 as other payables (Note 12). The total intrinsic value at December 31, 2023 and 2022 was $234,448 and $46,699, respectively.

The Company’s LTIP is described as follows:

	Number of ADSs units For the year ended December 31
	2021	2022	2023
Balance at January 1	148,906	144,147	144,147
Awards exercised	(4,759)	—	(40,788)
Awards lapsed	—	—	(13,897)
Balance at December 31	144,147	144,147	89,462
Balance exercisable, end of period	144,147	144,147	89,462

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

As of December 31, 2023, there were no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 13 under K2HV Loan Agreement.

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

				Non-cash changes
	January 1, 2021	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	December 31, 2021
Lease Liabilities – current	$271,624	$(21,510)	$(353,649)	$281,149	$—	$21,510	$199,124
Lease Liabilities – non-current	281,149	—	—	(281,149)	—	—	—
Current borrowings (Note 13)	2,900,971	(484,043)	(2,571,701)	—	—	154,773	—
Current borrowings from related parties (Notes 13 and 23)	617,912	(117,986)	(550,000)	—	—	50,074	—
Long-term borrowings (Note 13)	15,183,421	—	15,939,643	(688,324)	(124,827)	547,396	30,857,309
Other payable - interest payables (Note 12)	735,510	—	(1,680,628)	—	—	1,087,201	142,083

				Non-cash changes
	January 1, 2022	Interest paid***	Net proceeds/ (repayment)	Additions/ (Transfers)**	Others*	Interest expense	December 31, 2022
Lease Liabilities – current	$199,124	$(12,544)	$(262,798)	$293,460	$(14,115)	$12,544	$215,671
Other payable - interest payables (Note 12)	142,083	—	—	$(142,083)	—	—	—
Current borrowings (Note 13)	—	(2,338,715)	—	7,626,678	—	2,460,868	7,748,831
Long-term borrowings (Note 13)	30,857,309	—	5,000,000	(7,484,595)	88,866	1,194,553	29,656,133

				Non-cash changes
	January 1, 2023	Interest paid***	Net proceeds/ (repayment)	Additions/ (Transfers)**	Others*	Interest expense	December 31, 2023
Lease Liabilities – current	$215,671	$(10,411)	$(296,920)	$307,436	$(2,663)	$13,074	$226,187
Current borrowings (Note 13)	7,748,831	(3,318,576)	—	(6,501,167)	—	3,871,299	1,800,387
Long-term borrowings (Note 13)	29,656,133	—	(12,000,000)	6,501,167	198,842	442,410	24,798,552
Financial liabilities at fair value through profit or loss	90,213	—	3,465,180****	—	(3,466,999)	—	88,394

* Others comprise mainly foreign currency translation differences for long-term borrowings and net gain on fair value changes for financial liabilities measured at fair value through profit or loss.

** The transfer from current to long-term borrowings is due to the amendment (Second Amendment) of K2HV Loan Agreement pursuant to which K2HV agreed to extend the period in which the Company is not required to make payments with respect to the outstanding amount (see Note 14b).

*** The Company classified interest paid arising from third party borrowings and leases into operating and financing cash flows activities respectively.

**** Net proceeds arising from cash received from Tranche 1B warrants and Tranche 2B warrants as of the date of issue which have been recorded as financial liabilities at fair value through profit or loss (see Note 14a).

22.
FINANCIAL INSTRUMENTS
a.
Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate to their fair values.

b.
Fair value of financial instruments measured at fair value on a recurring basis
1)
Fair value- hierarchy

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Money Market Fund	$30,445,339	$—	$—	$30,445,339
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$—	$—	$90,213	$90,213

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through other comprehensive income
Foreign unlisted ordinary shares	$—	$—	$235,567	$235,567
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
K2 warrants	$—	$—	$87,693	$87,693
Tranche 2B warrants	$—	$—	$701	$701
Derivative financial liabilities	$—	$—	$88,394	$88,394

The following three levels of inputs are used to measure the fair value presented above:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

There was no transfer between Levels 1, 2 and 3 in the current and prior periods.

2)
Reconciliation of Level 3 fair value measurements of financial instruments

	K2 Warrants	Tranche Warrants	Unlisted foreign ordinary shares

Balance at January 1, 2021	$—	$—	$—
Issues	688,324	—	—
Subsequent measurement recognized in profit and loss	(464,972)	—	—
Balance at January 1, 2022	$223,352	$—	$—
Issues	45,482	—	—
Subsequent measurement recognized in profit and loss	(178,621)	—	—
Balance at January 1, 2023	$90,213	$—	$—
Issues	—	3,465,180	—
Subsequent measurement recognized in
Profit and loss	(2,520)	(3,464,479)	—
Other comprehensive income	—	—	235,567
Balance at December 31, 2023	$87,693	$701	$235,567
3)
Fair value of the group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company’s financial assets and financial liabilities are measured at fair value at the year end. The following table gives information about how the fair values of these financial assets and financial liabilities are determined.

Financial assets/ financial liabilities	Fair Value Hierarchy	Valuation Technique(s) and key input(s)	Significant unobservable input(s)	Relation and sensitivity of unobservable inputs to fair value

1. Derivative financial liabilities - K2 warrants	Level 3	Option Pricing Model (Binomial Tree Model). The following variable were taken into consideration: Time to maturity, current share price, strike price, risk free rate, dividend yield and volatility	Volatility

The higher the volatility, the higher the fair value.
If the volatility was 5 per cent lower while all other variables were held constant, the carrying amount would decrease by US$3,631. If the volatility was 5 per cent higher while all other variables were held constant, the carrying amount would increase by US$3,171.

2. Derivative financial liabilities - 2B warrants	Level 3	Option Pricing Model (Monte Carlo Simulation). The following variable were taken into consideration: Time to maturity, current share price, strike price, risk free rate, dividend yield and volatility	Volatility

The higher the volatility, the higher the fair value.
If the volatility was 5 per cent lower while all other variables were held constant, the carrying amount would decrease by US$376. If the volatility was 5 per cent higher while all other variables were held constant, the carrying amount would increase by US$552.

3. Foreign unlisted ordinary shares	Level 3	Backsolve Option Pricing Model. The following variable were taken into consideration: Expected holding period, risk free rate, dividend yield and volatility	Volatility

The higher the volatility, the higher the fair value.
If the volatility was 5 per cent lower while all other variables were held constant, the carrying amount would decrease by US$1,314. If the volatility was 5 per cent higher while all other variables were held constant, the carrying amount would increase by US$1,367.

c.
Categories of financial instruments

	December 31,	December 31,	December 31,
	2021	2022	2023
Financial assets
Financial assets at fair value through other comprehensive income
Foreign unlisted ordinary shares	$—	$—	$235,567
Financial assets at fair value through profit or loss
Money Market Fund	$—	$30,445,339	$—
Financial assets at amortized cost (1)	$91,047,060	$27,490,152	$22,448,527
Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$223,352	$90,213	$87,693
Derivative financial liabilities – Tranche 2B Warrants	$—	$—	$701
	$223,352	$90,213	$88,394
Financial liabilities at amortized cost (2)	$36,090,421	$41,922,924	$36,910,284
Equity instruments
Equity instruments
Pre-Funded Warrants	$—	$—	$8,262,698
Tranche 2A Warrants	$—	$—	$2,173,285
	$—	$—	$10,435,983

(1)
The balances include financial assets at amortized cost, which comprise of cash and cash equivalents (excluding money market funds) and refundable deposits.
(2)
The balances include financial liabilities at amortized cost, which comprise of trade payables, other payables, current borrowings, lease liabilities and long-term borrowings.
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

a)
Foreign currency risk

The Company has foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

		December 31, 2022
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$2,312,357	0.7461	$1,725,279
AUD	A	$2,616,802	0.6820	$1,784,606

Financial liabilities
Monetary items
SGD	S	$16,298,191	0.7461	$12,160,288

		December 31, 2023
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$2,825,324	0.7577	$2,140,748

Financial liabilities
Monetary items
SGD	S	$18,232,233	0.7577	$13,814,563

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

	For the year ended December 31
	2021	2022	2023
Profit or loss*
SGD	$(548,878)	$(521,750)	$(583,691)
AUD	$87,807	$89,230	$—

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

If interest rates had been 100 basis points higher and all other variables were held constant, the Company’s pre-tax loss for the years ended December 31, 2021, 2022 and 2023, would have increased by $308,573, $69,596 and $265,989, respectively.

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

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the amount and timing of the financing activities. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of ADS representing its ordinary shares, venture debt and shareholder loasn. The Company may also use other means of financing such as out licensing to generate revenue and cash. The Company’s current cash resources are not sufficient to complete the research and development activities of all of its therapeutic candidates in the absence of any additional funding. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year and meet its obligations as they become due within one year, from the date of this filing. However, the future viability of the Company depends on its ability to raise additional capital or partner the drug to finance its operations, in the absence of additional funding there would be substantial doubts about the Company’s ability to continue as a going concern.

On February 24, 2023, the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) private placement. The Private Placement was on February 27, 2023 (the “Closing”), subject to customary closing conditions. The Private Placement is expected to result in gross proceeds to the Company of approximately $20.0 million, and an additional $80.0 million in gross proceeds to the Company if all Tranche Warrants are fully-exercised. Please refer to Note 14 for details.

On March 12, 2024, the Company entered into a Securities Purchase Agreement with the purchaser’s signatory thereto (the Purchasers), pursuant to which the Company agreed to sell and issue, in a registered direct offering, 125,000,000 ordinary shares in the form of 5,000,000 ADSs, at a gross purchase price of $1.00 per ADS (the Registered Offering). The registered offering resulted in net proceeds to the Company of $4.5 million, and an additional $5.0 million in gross proceeds to the Company if the warrants are full-exercised. Please refer to Note 25(c) for details.

The table below break down the Company's financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are contractual and estimated undiscounted cash flows.

Contractual maturities of financial liabilities as of December 31, 2023	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total

Non-derivative financial liabilities
Trade payable	$7,918,607	$—	$—	$7,918,607
Other payable	3,081,329	—	—	3,081,329
Lease liabilities	226,187	—	—	226,187
Borrowings
- Loan from government (Note 13a)	—	—	12,496,831	12,496,831
- Other long-term borrowing (Note 13b)	1,818,750	16,723,211	—	18,541,961
Derivative financial liabilities
K2HV warrants	—	—	87,693	87,693
Tranche 2B warrants	701	—	—	701

Contractual maturities of financial liabilities as of December 31, 2022	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total

Non-derivative financial liabilities
Trade payable	$12,784,485	$—	$—	$12,784,485
Other payable	2,325,038	—	—	2,325,038
Lease liabilities	215,671	—	—	215,671
Borrowings
- Loan from government (Note 13a)	—	—	11,855,579	11,855,579
- Other long-term borrowing (Note 13b)	7,503,091	24,557,362	—	32,060,453
Derivative financial liability
K2HV warrants	—	—	90,213	90,213

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

b.
Loans from related parties

Interest expense

	For the year ended December 31
Related Party Category/Name	2021	2022	2023
Related party in substance / JANK Howden Pty Ltd	$45,522	$—	$—
Key Management Personnel / Others	4,552	—	—
	$50,074	$—	$—

The loans from the related parties were repaid on March 22, 2021.

c.
Compensation of Key Management Personnel

	For the year ended December 31
Related Party Category/Name	2021	2022	2023
Short-term employee benefits	$2,881,215	$2,783,668	$3,115,619
Post-employment benefits	112,095	332,037	140,332
Share-based payments recognized	2,048,669	1,926,199	2,256,528
	$5,041,979	$5,041,904	$5,512,479

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends. In addition, the remuneration of non-executive directors was $219,628, $242,782 and $280,417 for the years ended December 31, 2021, 2022, and 2023, respectively.

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

	For the year ended December 31
	2021	2022	2023
Out-licensing	$—	$—	$12,000,000

For the year ended December 31, 2023, there was revenue generated from out-licensing of development and commercialization rights in Japan to Zenyaku Kogyo Co., Ltd. for eblasakimab amounting to $12 million. Please refer to Note 15 for details

25.
OTHER ITEMS/SUBSEQUENT EVENTS
a)
On January 5, 2024, the Company received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not currently in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 days, or until July 3, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s ADSs. The Company’s ADSs will continue to trade on the Nasdaq Capital Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the Securities and Exchange Commission. The Company announced the receipt of the Notice through a press release on January 8, 2024.

If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held securities and all other initial listing standards for the Nasdaq Capital Market, except for the Minimum Bid Price Requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the compliance period (or the second compliance period, if applicable), the Company’s ADSs will become subject to delisting. In the event that the Company receives notice that its ADSs are being delisted, the Nasdaq listing rules permit the Company to appeal a delisting determination to a Nasdaq hearings panel.

b)
On January 24, 2024, the Company held an Extraordinary General Meeting of shareholders. At the Extraordinary General Meeting, the Company’s requisite shareholders approved (i) an ordinary resolution to increase the Company’s authorized share capital from US$10,000,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.01 each to US$50,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of US$0.01 each, and (ii) a special resolution to replace existing Memorandum and Articles of Association of the Company (being the Tenth Amended and Restated Memorandum and Articles of Association of the Company) with a new Memorandum and Articles of Association (being the Eleventh Amended and Restated Memorandum and Articles of Association of the Company) under the Companies Act (as amended) of the Cayman Islands.
c)
On March 12, 2024, the Company entered into a securities purchase agreement (the Purchase Agreement), with the purchasers signatory thereto (the Purchasers), pursuant to which the Company agreed to sell and issue, in a registered direct offering, 125,000,000 ordinary shares in the form of 5,000,000 ADSs, at a gross purchase price of $1.00 per ADS (the Registered Offering). The ADSs were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the Securities and Exchange Commission on March 24, 2023 and was declared effective on April 6, 2023 and a prospectus supplement thereunder.

Pursuant to the Purchase Agreement, in a concurrent private placement, the Company also agreed to sell and issue to the Purchasers unregistered warrants (the Warrants) to purchase up to 125,000,000 ordinary shares in the form of 5,000,000 ADSs (the Private Placement and together with the Registered Offering, the Offering). The Warrants are exercisable upon issuance (the Initial Exercise Date) at an exercise price of $1.00 per ADS and will expire on the five-year anniversary of the Initial Exercise Date. Pursuant to the terms of Purchase Agreement, on March 26, 2024, the Company filed a registration statement on Form F-3 covering the sale of the ADS underlying the Warrants (the Resale Registration Statement). Upon effectiveness of the Resale Registration Statement, the shares underlying the Warrants will be freely tradeable in the United States. The Registered Offering closed on March 14, 2024. The aggregate gross proceeds to the Company from the Registered Offering were $5 million, before deducting offering expenses payable by the Company.

Pursuant to the terms of the Purchase Agreement, the Company agreed (i) not to issue, enter into an agreement to issue or announce the issuance or proposed issuance of any of its ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or any amendment or supplement thereto, subject to certain exceptions, until 30 days following the closing of this offering. In addition, pursuant to the terms of the Warrant, the Company also agreed that at any time on or after the Initial Exercise Date but on or prior to the Termination Date, if the Company grants, issues or sells any ordinary share equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of ordinary shares or ADSs (the “Purchase Rights”), the Purchaser in this Offering shall, in the aggregate, have the right to participate in such financing the aggregate Purchase Rights which the Purchaser could have acquired if the Purchaser had held the number of ordinary shares or ADSs acquirable upon complete exercise of the Warrant.